Form 20-F
Global Blue Group Holding AG
filed 2020-09-03
CIK 1799983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 28, 2020

Commission File Number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Not applicable	Switzerland
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland

+41 22 363 77 40

(Address of Principal Executive Offices)

Jeremy Henderson-Ross

Zürichstrasse 38, 8306 Brüttisellen, Switzerland

+41 22 363 77 40

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares	GB	New York Stock Exchange
Warrants	GB.WS	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 167,824,796 ordinary shares and 30,850,000 warrants

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

GLOBAL BLUE GROUP HOLDING AG

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Amendment No. 5 of the Registration Statement on Form F-4 (333-236581) filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2020 (the “Form F-4”), which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

i

DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, references to the “Company” are to Global Blue Group Holding AG, whereas references to “Global Blue,” “we,” “us,” or “our” are to Global Blue Group Holding AG and its subsidiaries for the period from August 28, 2020, Global Blue Group AG and its subsidiaries from March 16, 2018 to August 27, 2020, and Global Blue Investment & Co S.C.A. and its subsidiaries from August 1, 2012 to March 15, 2018.

In this Report:

“Amendment Letter” means an amendment letter dated January 14, 2020 amending and restating the New Facilities Agreement entered into by Global Blue Group AG with, inter alia, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent.

“August 3 Prospectus” means the proxy statement/prospectus filed with the SEC by the Company pursuant to Rule 424(b)(3) on August 3, 2020.

“August 15 Agreements” means the supplemental letter agreements dated August 15, 2020 and entered into by FPAC, Globetrotter and affiliates of Third Point LLC to facilitate the closing of the Business Combination.

“Backstop Provider” means Cloudbreak Aggregator LP, a Cayman Islands limited partnership that is an affiliate of Third Point.

“Closing” means the closing of the transactions contemplated by the Merger Agreement and the share purchase and contribution agreements with the PIPE Investors.

“Conversion Agreement” means the conversion agreement dated August 28, 2020 and entered into by the Company with, amongst others, Cayman Holding and Globetrotter to govern the issuance and delivery of Global Blue Shares in exchange for Series A Preferred Shares from the holders of Series A Preferred Shares.

“EUR” means euro, the legal currency of the European Union.

“Executive Management” means members of the executive management of Global Blue.

“FPAC” means Far Point Acquisition Corporation, a Delaware corporation.

“FPAC Class A Common Stock” means FPAC’s Class A common stock, par value $0.0001 per share.

“FPAC Class B Common Stock” means FPAC’s Class B common stock, par value $0.0001 per share.

“Global Blue Warrants” means warrants that entitle the holder thereof to purchase for $11.50 per share one Global Blue Share (subject to adjustment in accordance with the Warrant Agreement). As part of the Business Combination, a total of 21,083,333 Public Warrants (exercisable at $11.50 / €10.47 per share) and 9,766,667 Private Placement Warrants (exercisable at $11.50 / €10.47 per share) became Global Blue Warrants.

“Globetrotter” means SL Globetrotter, L.P., a Cayman Islands exempted limited partnership.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IPO” means the initial public offering of Units of FPAC, consummated on June 14, 2018.

“Management Roll-up” means, prior to the Closing, pursuant to the Management Shareholders Agreement, a series of exchange and contribution transactions involving Global Blue Group AG and certain of its subsidiaries, through which the Management Sellers became shareholders of Global Blue Group AG.

“Management Sellers” means the individuals who are parties to the Merger Agreement as “Management Sellers.”

“Management Shareholders Agreement” means that certain agreement dated as of January 16, 2020, by and among Cayman Holdings, Globetrotter, the Company, Jacques Stern (as management representative) and Partners Group, as amended by the Management Shareholders Agreement Deed of Amendment dated as of August 26, 2020 by and among Cayman Holdings, Jacques Stern (as management representative), the Company, Globetrotter and Estera Trust (Jersey) Limited (as trustee of the Global Blue Equity Plan Employee Trust).

“New Facilities” means the New Term Loan Facility and the New Revolving Credit Facility.

“New Facilities Agreement” means term and revolving credit facilities agreement dated October 25, 2019 entered into by Global Blue Group AG, with, inter alia, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent, and as amended and restated by the Amendment Letter.

“New Revolving Credit Facility” means a €100 million revolving credit facility governed by the New Facilities Agreement.

“New Term Loan Facility” means a €630 million term loan facility governed by the New Facilities Agreement.

“Partners Group” means Partners Group AG (or its affiliates).

“PIPE Investors” means the Primary PIPE Investors and the Strategic Secondary PIPE Investor.

“Primary PIPE Investors” means certain third-party investors who committed to purchase, concurrently with the Closing, 12,500,000 Global Blue Shares for $10.00 per share or an aggregate purchase price equal to $125 million.

“Private Placement Warrant” means Warrants sold in private placements in connection with the IPO.

“Public Shares” means shares of FPAC Class A Common Stock issued as part of the Units sold in the IPO.

“Public Warrants” means Warrants included in Units sold in the IPO.

“Registration Rights Agreement” means that registration rights agreement, dated as of August 28, 2020, by and among the Company, certain affiliates of Third Point, LLC, Globetrotter, Cayman Holdings, the Management Sellers and certain other parties thereto, with respect to the Global Blue Shares and other securities of the Company.

“Relationship Agreement” means that certain agreement, dated as of August 28, 2020, made in connection with transaction contemplated by the Merger Agreement, between Globetrotter and the Company.

“Shareholders Agreement” means that certain agreement, dated August 28, 2020, made in connection with the transaction contemplated by the Merger Agreement, by and among Cayman Holdings, Globetrotter, Thomas W. Farley and certain members of management of the Company.

“Silver Lake” means Silver Lake Management Company III, L.L.C. (or its affiliates).

“Strategic Secondary PIPE Investor” or “Ant Group” means Antfin (Hong Kong) Holding Limited.

“Supplemental Liquidity Facility” means the supplemental liquidity facility for $75 million that Globetrotter and Cayman Holdings will make available to the Company on the terms and conditions of a commitment letter and the form of loan agreement attached thereto, delivered by the Seller Parties pursuant to the Waiver Letter.

“Third Point” means Third Point LLC and/or its affiliates, as applicable.

“Transaction” or “Transactions” means the transactions contemplated by the Merger Agreement and the share purchase and contribution agreements with the PIPE Investors that occurred at or immediately prior to the Closing, including the Merger.

“Trust Account” means the trust account that holds a portion of the proceeds of the IPO and the concurrent sale of the private placement Units.

“Units” means Units issued in the IPO, each consisting of one share of FPAC Class A Common Stock and one-third of one Warrant.

“USD” means the legal currency of the United States.

“U.S. GAAP” means generally accepted accounting principles in the United States.

“VAT” means value added tax.

“Voting Shares” means, together, the Global Blue Shares and the Series A Preferred Shares.

“Waiver Letter” means the waiver letter dated July 13, 2020 that accompanied a proposal of Silver Lake to FPAC to improve the liquidity position of Global Blue.

“Warrant Agreement” means that certain Warrant Agreement, dated as of June 11, 2018, between FPAC and the warrant agent named therein.

“Warrants” means warrants, under the terms of the Warrant Agreement, to purchase FPAC Class A Common Stock issued in the IPO and simultaneous private placements. Each whole warrant entitled the holder thereof to purchase one share of FPAC Class A Common Stock at a price of $11.50 per share (subject to adjustment in accordance with the Warrant Agreement) and upon the Closing became a Global Blue Warrant.

EXPLANATORY NOTE

On January 16, 2020, Far Point Acquisition Corporation, a Delaware corporation (“FPAC”), SL Globetrotter, L.P., a Cayman Islands exempted limited partnership (“Globetrotter” and, in its capacity as a representative of the Company and its shareholders as of the date of the Merger Agreement (as defined below) and immediately prior to the closing, the “GB Shareholders’ Representative”), the Company, Global Blue US Holdco LLC, a Delaware limited liability company (“US Holdco”), Global Blue US Merger Sub Inc., a Delaware corporation (“US Merger Sub”), Global Blue Holding L.P., a Cayman Islands exempted limited partnership (“Cayman Holdings”), the individuals named therein (the “Management Sellers” and, together with Globetrotter and Cayman Holdings, the “Seller Parties”), Global Blue Group AG, a stock corporation (Aktiengesellschaft) incorporated under Swiss law, with its registered office in Zürichstrasse 38, 8306 Brüttisellen, Switzerland, Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative (“FPAC Shareholders’ Representative”), solely for purposes of Sections 2.20 and 8.01 of the Merger Agreement, Far Point LLC, a Delaware limited liability company (the “Founder”), and Jacques Stern, solely in his capacity as the Management Representative (“Management Representative”), entered into the Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement: (1) the Seller Parties agreed to undertake a series of transactions pursuant to which they would sell, exchange and contribute the ordinary shares of Global Blue Group AG for a mix of cash (the “Cash Consideration”) and ordinary shares of the Company (the “Global Blue Shares”), and in certain circumstances preferred shares (the “Series A Preferred Shares”) of the Company (together, the “Share Consideration”); and (2) US Merger Sub, a wholly-owned indirect subsidiary of the Company, would merge with and into FPAC, with FPAC being the surviving corporation in the merger and a wholly-owned indirect subsidiary of the Company following the merger (the “Merger”). As part of the transactions described above, in accordance with the Merger Agreement, a newly formed, wholly owned subsidiary of the Company, organized as a Swiss GmbH (“New GmbH”) would acquire all of the outstanding ordinary shares of Global Blue Group AG, either directly from the Seller Parties, or as a contribution from the Company of ordinary shares of Global Blue Group AG acquired by it, and Global Blue Group AG would become a wholly owned subsidiary of New GmbH (the transactions described above, collectively, the “Business Combination”). On August 15, 2020, FPAC, Globetrotter and affiliates of Third Point LLC (the “TP Funds”) entered into supplemental letter agreements (the “August 15 Agreements”) to facilitate the closing of the Business Combination. See Item 10.C. for a description of the August 15 Agreements. The Business Combination was consummated on August 28, 2020.

Certain amounts that appear in this Report may not sum due to rounding.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

The directors and members of the Executive Management upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of New Global Blue Following the Business Combination,” which is incorporated herein by reference. The business address for each of Company’s directors and members of Executive Management is Zürichstrasse 38, 8306 Brüttisellen, Switzerland.

B.	Advisors

Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, NY 10017, and Niederer Kraft Frey AG, Bahnhofstrasse 53, CH-8001 Zurich, Switzerland, have acted as counsel for the Company and will act as counsel to the Company upon and following the consummation of the Business Combination.

C.	Auditors

PricewaterhouseCoopers SA acted as Global Blue Group AG’s independent auditor for each of the three years in the period ended March 31, 2020, and is expected to continue to act as the Company’s independent auditor for the financial year ending March 31, 2021. PricewaterhouseCoopers SA is a member of EXPERTsuisse — Swiss Expert Association for Audit, Tax and Fiduciary.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

FPAC

Selected financial information regarding FPAC is included in the Form F-4 in the section entitled “Selected Historical Financial Information—FPAC” and in FPAC’s Form 10-Q Quarterly Report filed with the SEC on August 10, 2020 (the “FPAC 10-Q”), both of which are incorporated herein by reference. The financial statements of FPAC have been prepared in U.S. dollar.

Global Blue

Selected financial information regarding Global Blue is included in the Form F-4 in the sections entitled “Selected Historical Financial Information—Global Blue” and “Other Financial Data of Global Blue” and is incorporated herein by reference. The financial statements of Global Blue have been prepared in euro.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors associated with Global Blue are described in the Form F-4 in the section entitled “Risk Factors.” The risk factors set forth in sections “Risk Factors—Risks Relating to Global Blue—Risks Related to Global Blue’s Industry, Business and the Regulatory Environment,” “Risk Factors—Risks Relating to Global Blue—Risks Relating to Financial Matters and New Global Blue’s Capital and Corporate Structure,” “Risk Factors—Risks Relating to Global Blue—Risks Related to the U.S. Federal Income Tax Treatment of the Business Combination and the New Global Blue” and “Risk Factors—Risks Relating to Global Blue—Risks Related to New Global Blue’s Business and Operations Following the Business Combination” are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company is a stock corporation (Aktiengesellschaft) incorporated under Swiss law with operations primarily in Switzerland and was incorporated in December 2019 solely for the purpose of effectuating the Business Combination, which was consummated on August 28, 2020. See “Explanatory Note” for further details of the Business Combination. See Item 5 for a discussion of Global Blue’s principal capital expenditures and divestitures for each of the three years in the period ended March 31, 2020. There are no material capital expenditures or divestitures currently in progress as of the date of this Report.

Global Blue Group AG is a stock corporation (Aktiengesellschaft) incorporated under Swiss law and is domiciled in Switzerland. Global Blue Group AG was incorporated in Switzerland on March 16, 2018 and has been the consolidating entity for purposes of Global Blue’s financial statements. Prior to such time, Global Blue Investment & Co S.C.A., which is an indirect wholly owned subsidiary of Global Blue Group AG, had been the consolidating entity for purposes of Global Blue’s financial statements and the holding company of Global Blue since August 1, 2012, when funds and investment vehicles directly or indirectly managed and/or advised by Silver Lake and Partners Group acquired, in aggregate, 100% of the share capital of Global Blue Luxembourg Holdings S.à r.l., the parent company of Global Blue at the time (the “2012 GB Acquisition”).

The Company’s registered office and the mailing address of its principal executive office is Zürichstrasse 38, 8306 Brüttisellen, Switzerland, and its telephone number is +41 22 363 77 40. The Company’s principal website address is www.globalblue.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B.	Business Overview

Following and as a result of the Business Combination, all of the Company’s business is conducted through Global Blue. A description of the business is included in the Form F-4 in the sections entitled “Information Related to New Global Blue,” “Information Related to Global Blue” and “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which are incorporated herein by reference, with the following exceptions, which are not incorporated herein by reference: “Information Related to Global Blue—Other Information about Global Blue—Legal and Arbitration Proceedings, Investigations and Tax Audits—Tax matters—Italy” and “Information Related to Global Blue—Other Information about Global Blue—Legal and Regulatory Matters—Regulation and licensing overview—European Payment Institution License.”

Legal and Arbitration Proceedings, Investigations and Tax Audits

Tax matters

Italy

See Item 8.A. with respect to the tax matters in Italy.

Legal and Regulatory Matters

Regulation and licensing overview

European Payment Institution License

In May 2019, Global Blue (via its Italian subsidiary Global Blue Currency Choice Italia S.r.l.) was granted a Payment Institution License by the Bank of Italy which has also been passported across the EU. The European Payment Institution License provides Global Blue with the option, if Global Blue so chooses in the future, to provide both the “execution” and the “acquiring” of payment transactions services across Europe.

In connection with the transactions contemplated by the Merger Agreement and a previously envisaged change of control (for purposes of Italian law), the relevant parties made a required European Payment Institution License filing with the Bank of Italy. However, as a result of FPAC, Globetrotter and TP Funds entering into the August 15 Agreements, no change of control (for purposes of Italian law) occurred, and accordingly the Bank of Italy’s authorization for the Transactions was no longer required. On August 26, 2020, the Bank of Italy was officially notified of the August 15 Agreements and that, since no change of control of the Company’s Italian subsidiary was expected, the filing parties did not intend to further pursue the Bank of Italy authorization procedure.

C.	Organizational Structure

Upon consummation of the Business Combination, FPAC and Global Blue Group AG became wholly owned subsidiaries of the Company. The following diagram depicts the organizational structure of the Company as of the date of the Closing. Percentages refer to voting power of the Global Blue Shares and Series A Preferred Shares held by the respective shareholders or shareholder groups. Global Blue Shares and Series A Preferred Shares have the same voting rights. Therefore, in calculating the percentages, (a) the numerator is calculated by adding the number of Global Blue Shares held by the shareholder and the number of Series A Preferred Shares held by the shareholder; and (b) the denominator is calculated by adding the aggregate number of Global Blue Shares outstanding and the aggregate number of Series A Preferred Shares outstanding. The structure chart excludes any post-Closing cashless exchange of Series A Preferred Shares for Global Blue Shares.

(1)

Reflects Global Blue Shares and Series A Preferred Shares held by our directors, members of Executive Management, and other employees. This includes Global Blue Shares and Series A Preferred Shares held by Estera Trust (Jersey) Limited on behalf of certain managers.

(2)

Reflects Global Blue Shares and Series A Preferred Shares directly held by Globetrotter. SL Globetrotter GP, Ltd. is the general partner of Globetrotter. The sole shareholder of SL Globetrotter GP, Ltd. is Silver Lake Technology Associates III Cayman, L.P. The general partner of Silver Lake Technology Associates III Cayman, L.P. is Silver Lake (Offshore) AIV GP III, Ltd. Each of the entities identified in this footnote may be deemed to beneficially own the securities held by Globetrotter.

(3)

Reflects Global Blue Shares and Series A Preferred Shares directly held by Cayman Holdings. SL Globetrotter GP, Ltd. is the general partner of Cayman Holdings. The sole shareholder of SL Globetrotter GP, Ltd. is Silver Lake Technology Associates III Cayman, L.P. The general partner of Silver Lake Technology Associates III Cayman, L.P. is Silver Lake (Offshore) AIV GP III, Ltd.

(4)	Third Point holds its interests in the Company through Global Blue Shares held by two affiliates, Cloudbreak Aggregator LP and Third Point Ventures LLC.
(5)

Represents the Global Blue Shares acquired by Ant Group pursuant to the share purchase and contribution agreement dated January 15, 2020 by and amongst Ant Group, the Company, Globetrotter and Cayman Holdings. Ant Group is a wholly-owned indirect subsidiary of Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Small and Micro Financial”). Ant Small and Micro Financial may therefore be deemed to be the indirect beneficial owner of the Global Blue Shares held by Ant Group.

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business Address		Nature of Business	Proportion of Ordinary Shares Held by the Group
Currency Select Pty Limited	Sydney	Australia	Currency Choice	100.00%
Global Blue Acquisition B.V.	Amsterdam	Netherlands	Finance Company	100.00%
Global Blue Currency Choice Singapore Pte Ltd	Singapore	Singapore	Currency Choice	100.00%
Global Blue Deutschland GmbH	Düsseldorf	Germany	Tax-Free Shopping	100.00%
Global Blue España SA	Madrid	Spain	Tax-Free Shopping	100.00%
Global Blue Finance S.á r.l.	Luxembourg	Luxembourg	Holding Unit	100.00%
Global Blue France	Paris	France	Tax-Free Shopping	100.00%
Global Blue Group AG	Eysins	Switzerland	Holding Unit	100.00%
Global Blue Holding B.V.	Amsterdam	Netherlands	Holding Unit	100.00%
Global Blue Holding Limited	George Town	Cayman Islands	Holding Unit	100.00%
Global Blue Holland BV	Amsterdam	Netherlands	Tax-Free Shopping	100.00%
Global Blue Investment & Co S.C.A.	Luxembourg	Luxembourg	Holding Unit	100.00%
Global Blue Italia S.r.l.	Milan	Italy	Tax-Free Shopping	100.00%
Global Blue Management & Co S.C.A.	Luxembourg	Luxembourg	Holding Unit	100.00%
Global Blue Midco S.á r.l.	Luxembourg	Luxembourg	Holding Unit	100.00%
Global Blue SA	Eysins	Switzerland	Head Office Company	100.00%
Global Blue Service AB	Stockholm	Sweden	Service Provider	100.00%
Global Blue Service Company Austria GmbH	Vienna	Austria	Service Provider	100.00%
Global Blue Singapore Pte Ltd	Singapore	Singapore	Tax-Free Shopping	100.00%
Global Blue TFS Japan Co., Ltd.	Tokyo	Japan	Tax-Free Shopping	50.93%
Global Blue (UK) Ltd	London	United Kingdom	Tax-Free Shopping	100.00%
Global Blue US Holdco LLC	Wilmington	United States	Holding Unit	100.00%

D.	Property, Plants and Equipment

None / Not applicable.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of Global Blue is included in the Form F-4 in the section entitled “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation,” which information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Executive Officers

The directors and members of Executive Management upon the consummation of the Business Combination are set forth in the Form F-4, in the section entitled “Management of New Global Blue Following the Business Combination,” which is incorporated herein by reference.

B.	Compensation

Information pertaining to the compensation of the directors and members of Executive Management of Global Blue is set forth in the Form F-4, in the sections entitled “Management of New Global Blue Following the Business Combination—New Global Blue Executive Officer and Director Compensation Following the Business Combination” and “Information Related to Global Blue—Global Blue Directors and Senior Management—Compensation of the Board and Executive Management—Historic remuneration and other awards” and “Information Related to Global Blue—Global Blue Directors and Senior Management—Incentive Plans,” which are incorporated herein by reference.

C.	Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section entitled “Management of New Global Blue Following the Business Combination,” which is incorporated herein by reference, with the exception of “Management of New Global Blue Following the Business Combination—Organization Regulation,” which is not incorporated herein by reference.

Organizational Regulation

The Company has in place organizational regulations (the “Organizational Regulations”) which govern organizational matters relating to the Company, including but not limited to certain qualified majority matters which require the approval of a majority of the directors including (for so long as Globetrotter and Cayman Holdings together hold at least 25% of the voting rights in the Company) the vote of at least one director representing Globetrotter, such as certain share or convertible debt issuances and related party transactions, the number of members of the board of directors of the Company and amendments to the Organizational Regulations and articles of association of the Company.

D.	Employees

Information pertaining to Global Blue’s employees is set forth in the Form F-4, in the section entitled “Information Related to Global Blue—Other Information about Global Blue—Employees,” which is incorporated herein by reference.

E.	Share Ownership

Ownership of the Company’s shares by its directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of Global Blue Shares as of August 28, 2020 upon the consummation of the Business Combination by:

•	each person known by us to be the beneficial owner of more than 5% of Global Blue Shares;

•	each of our directors and members of Executive Management; and

•	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying warrants and Series A Preferred Shares, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to Global Blue Shares beneficially owned by them.

Beneficial Owners	Number of Global Blue Shares		Number of Series A Preferred Shares	Percentage of Global Blue Shares (assuming conversion of all Series A Preferred Shares held by such beneficial owner into Global Blue Shares)(1)
Directors and Executive Management
Marcel Erni	—		—	—
Thomas Farley	3,723,363		—	2.2%
Christian Lucas	—		—	—
Eric Meurice	—		—	—
Joseph Osnoss	—		—	—
Eric Strutz	—		—	—
Angel Ying Zhao	—		—	—
Jorge Casal	*		*	*
Damian Cecchi	*		*	*
Laurent Delmas	*		*	*
Fabio Ferreira	*		*	*
Greg Gelhaus	*		*	*
Jeremy Henderson-Ross	*		*	*
Lolc Jenouvrier	*		*	*
Tomas Mostany	*		*	*
Pier Francesco Nervini	*		*	*
Jacques Stern	*		*	*
Jeremy Taylor	*		*	*
All directors and members of Executive Management as a group (18 persons)	6,567,470		552,687	4.2%
Other 5% Shareholders
SL Globetrotter, L.P.(2)	100,428,266	(3)	16,107,708	61.2%
Global Blue Holding L.P.(4)	38,666,456	(5)	6,646,193	25.6%
Antfin (Hong Kong) Holding Limited(6)	12,500,000		—	7.4%
Third Point(7)	10,421,052		—	6.2%

*	Less than 1%.
(1)

In calculating the percentages, (a) the numerator is calculated by adding the number of Global Blue Shares held by such beneficial owners, the number of Global Blue Shares issuable upon the exercise of Global Blue Warrants held by such beneficial owner (if any) and the number of Global Blue Shares held upon the conversion of all Series A Preferred Shares held by such beneficial owner (if any); and (b) the denominator is calculated by adding the aggregate number of Global Blue Shares outstanding, the number of Global Blue Shares issuable upon the exercise of Global Blue Warrants held by such beneficial owner, if any (but not the number of Global Blue Shares issuable upon the exercise of Global Blue Warrants held by any other beneficial owner), and the number of Global Blue Shares held upon the conversion of all Series A Preferred Shares held by such beneficial owner, if any (but not the number of Global Blue Shares held upon the conversion of Series A Preferred Shares held by any other beneficial owner). The conversion ratio of Series A Preferred Shares to Global Blue Shares is one-to-one, subject to any adjustments pursuant to the Conversion Agreement. This table excludes any post-Closing cashless exchange of Series A Preferred Shares for Global Blue Shares.

(2)

Reflects securities directly held by Globetrotter. SL Globetrotter GP, Ltd. is the general partner of Globetrotter. The sole shareholder of SL Globetrotter GP, Ltd. is Silver Lake Technology Associates III Cayman, L.P. The general partner of Silver Lake Technology Associates III Cayman, L.P. is Silver Lake (Offshore) AIV GP III, Ltd. Each of the entities identified in this footnote may be deemed to beneficially own the securities held by Globetrotter. The business address of each of the entities listed above is c/o Silver Lake, 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.

(3)	The 100,428,266 Global Blue Shares shown in the table consist of (a) 93,879,851 Global Blue Shares and (b) 6,548,415 Global Blue Warrants exercisable for the issuance of 6,548,415 Global Blue Shares.
(4)

Reflects securities directly held by Cayman Holdings. SL Globetrotter GP, Ltd. is the general partner of Cayman Holdings. The sole shareholder of SL Globetrotter GP, Ltd. is Silver Lake Technology Associates III Cayman, L.P. The general partner of Silver Lake Technology Associates III Cayman, L.P. is Silver Lake (Offshore) AIV GP III, Ltd. The business address of Cayman Holdings is c/o Silver Lake, 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025.

(5)	The 38,666,456 Global Blue Shares shown in the table consist of (a) 35,964,521 Global Blue Shares and (b) 2,701,935 Global Blue Warrants exercisable for the issuance of 2,701,935 Global Blue Shares.
(6)

Represents the Global Blue Shares acquired by Ant Group pursuant to the share purchase and contribution agreement dated January 15, 2020 by and amongst Ant Group, the Company, Globetrotter and Cayman Holdings. Ant Group is a wholly-owned indirect subsidiary of Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Small and Micro Financial”). Ant Small and Micro Financial may therefore be deemed to be the indirect beneficial owner of the Global Blue Shares held by Ant Group. The business address for Ant Group is 26/F., Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The business address for Ant Small and Micro Financial is Z Space, No. 556 Xixi Road, Hangzhou, China.

(7)

Third Point holds its interests in the Company through Global Blue Shares held by two affiliates, Cloudbreak Aggregator LP and Third Point Ventures LLC. The business address of Cloudbreak Aggregator LP and Third Point Ventures LLC is c/o Third Point LLC, 55 Hudson Yards, New York, NY 10001.

B.	Related Party Transactions

Information pertaining to Global Blue’s related party transactions is set forth in the Form F-4, in the section entitled “Certain Relationships and Related Person Transactions—Certain Relationships and Related Person Transactions – Global Blue,” which is incorporated herein by reference.

C.	Interests of Experts and Counsel

An investment vehicle comprised of certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns interests representing less than 1% of the capital commitments of certain investment funds affiliated with Silver Lake.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Financial Statements of FPAC

The financial statements of FPAC as of March 31, 2020, December 31, 2019 and December 31, 2018 and for the three months ended March 31, 2020 and March 31, 2019, the year ended December 31, 2019 and the period from February 23, 2018 (inception) through December 31, 2018 are included in the Form F-4, and are incorporated herein by reference. The financial statements of FPAC as of June 30, 2020 and for the six months ended June 30, 2020 and June 30, 2019 and the three months ended June 30, 2020 and June 30, 2019 are included in the FPAC 10-Q, and are incorporated herein by reference.

See also Item 3.A. for selected financial information regarding FPAC.

Financial Statements of Global Blue

The financial statements of Global Blue as of March 31, 2020, 2019 and 2018 and for each of the three years in the period ended March 31, 2020 are included in the Company’s proxy statement/prospectus filed pursuant to Rule 424(b)(3) on August 3, 2020 (the “August 3 Prospectus”), and are incorporated herein by reference.

See also Item 3.A. for selected financial information regarding Global Blue, as well as Item 5 regarding Global Blue’s discussion and analysis of the financial condition and results of operation.

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the Business Combination. The following has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined statement of financial position as of March 31, 2020 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma condensed combined income statement for the twelve months ended March 31, 2020 gives pro forma effect to the Business Combination as if it had occurred as of April 1, 2019. This information should be read in conjunction with FPAC and Global Blue Group AG’s respective audited and unaudited financial statements and related notes included in the August 3 Prospectus, which are incorporated by reference into this Report. See also Item 3.A. for selected financial information regarding FPAC and Global Blue.

The unaudited pro forma condensed combined statement of financial position as of March 31, 2020 has been prepared using the following:

•

Global Blue’s restated audited historical consolidated statement of financial position as of March 31, 2020, as included in the August 3 Prospectus, which is incorporated by reference into this Report; and

•	FPAC’s unaudited historical condensed balance sheet as of March 31, 2020, as included in the August 3 Prospectus, which is incorporated by reference into this Report.

The unaudited pro forma condensed combined income statement for the twelve months ended March 31, 2020 has been prepared using the following:

•

Global Blue’s restated audited historical consolidated income statement for the twelve months ended March 31, 2020, as included in the August 3 Prospectus, which is incorporated by reference into this Report;

•	FPAC’s unaudited historical condensed statement of operations for the three months ended March 31, 2020, as included in the August 3 Prospectus, which is incorporated by reference into this Report;

•	FPAC’s audited historical statement of operations for the twelve months ended December 31, 2019, as included in the August 3 Prospectus, which is incorporated by reference into this Report; and

•	FPAC’s unaudited historical condensed statement of operations for the three months ended March 31, 2019, as included in the August 3 Prospectus, which is incorporated by reference into this Report.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the Company’s actual financial position or results of operations would have been had the Business Combination been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Company. The unaudited pro forma adjustments are based on information currently available. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the unaudited pro forma condensed combined financial information. Management of Global Blue and FPAC have made significant estimates and assumptions in the determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. As a result, this unaudited pro forma condensed combined financial information should be read in conjunction with the financial information incorporated by reference into this Report.

Description of the Transaction

For a description of the Transaction and details of the Business Combination, see “Explanatory Note.”

Anticipated Accounting Treatment

The transaction will first be accounted for as a capital reorganization whereby the Company is the successor to its predecessor Global Blue Group AG. As a result of the first step described above, the existing shareholders of Global Blue Group AG will continue to retain control through their majority ownership of the Company. The capital reorganization will be immediately followed by the acquisition of FPAC, which is accounted for within the scope of IFRS 2 (Share-based Payment). The shares issued by the Company are recognized at fair value and recorded as consideration for the acquisition of the public shell company, FPAC. Under this method of accounting, there is no acquisition accounting and no recognition of goodwill, as a result of FPAC not being recognized as a business as defined by IFRS 3 (Business Combination) given it consists predominantly of cash in the Trust Account. In addition, the following factors were also taken into consideration: (i) the business of Global Blue Group AG comprises the ongoing operations of the Company; (ii) Global Blue Group AG’s senior management comprise the senior management of the Company; (iii) the pre-Business Combination shareholders of Global Blue Group AG have the largest ownership of the Company and the right to appoint the highest number of board members relative to other shareholders; and (iv) the headquarters of the Company is that of Global Blue Group AG.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are directly attributable to the Business Combination, factually supportable and, with regards to the unaudited pro forma condensed combined income statement, are expected to have a continuing impact on the results of the Company.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only. The financial results may have been different had the companies always been combined for the historical periods presented here. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of future financial position and results that the Company will experience. Global Blue Group AG and FPAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Set forth below is the unaudited pro forma condensed combined statement of financial position as of March 31, 2020 and the unaudited pro forma condensed combined income statement for the twelve months ended March 31, 2020, based on the historical financial statements of FPAC and Global Blue Group AG (as adjusted below).

PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF

MARCH 31, 2020

(UNAUDITED)

(in EUR thousands unless otherwise denoted)

	Global Blue Group AG (Historical)	FPAC (Historical)		IFRS Conversion and Presentation Alignment		Pro Forma Adjustments		Pro Forma Combined
		US GAAP			FN		FN
		USD	EUR(1)
ASSETS
Non-Current Assets
Property, plant and equipment	51,355							51,355
Intangible assets	631,002							631,002
Deferred income tax asset	12,349							12,349
Investments in associates and joint ventures	2,895							2,895
Other non-current receivables	15,170			23	(2)			15,193
Investments held in trust account		651,907	593,235	—		(401,342)	(8)
						(191,893)	(10)	—
Other non-current assets		26	23	(23)	(2)			—

Total non-current assets	712,771	651,932	593,258	—		(593,235)		712,795
Current Assets
Trade receivables	141,306							141,306
Other current receivables	33,760							33,760
Derivative financial instruments	742							742
Income tax receivables	1,573							1,573
Prepaid expenses	7,919			119	(2)			8,038
Prepaid expenses and other current assets		131	119	(119)	(2)			—
Cash and cash equivalents	226,139	710	646	—		13,650	(7)
						191,893	(10)
						(180,543)	(11)
						(51,525)	(14)
						(1,895)	(15)
						(5,405)	(15)	192,960

Total current assets	411,439	841	766	—		(33,825)		378,379

Total assets	1,124,210	652,774	594,024	—		(627,060)		1,091,174

EQUITY AND LIABILITIES
Shareholders’ Equity
Global Blue Group AG
Ordinary shares	341			1	(2)	(341)	(6)
				0	(2)	(1)	(9)
						(0)	(9)	—
Share premium	391,856					(391,856)	(6)	—
Accumulated losses	(317,195)			4,548	(2)	317,195	(4)
						(4,548)	(4)	—
Other reserves	(11,881)					11,881	(4)	—
FPAC
Class A common stock		0	0	(0)	(2)			—
Class B common stock		2	1	(1)	(2)			—
Additional paid-in capital		—	—	—				—
Retained earnings		4,998	4,548	(4,548)	(2)			—

Global Blue
Ordinary shares						5	(5)
						1,266	(6)
						14	(7)
						198	(9)
						(224)	(13)
						102	(12)	1,361
Share premium						4,548	(4)
						4,886	(5)
						391,856	(6)
						(925)	(6)
						13,636	(7)
						160,820	(9)
						(215,610)	(13)
						142,455	(12)
						(180,543)	(11)	321,124
Other reserves						(11,881)	(4)	(11,881)
Accumulated losses						(317,195)	(4)
						(142,557)	(12)
						13,236	(14)
						(48,025)	(14)
						(4,627)	(14)
						(5,405)	(15)	(504,573)
Series A preferred shares						215,834	(13)	215,834

Equity attributable to owners of the parent	63,121	5,000	4,550	—		(45,806)		21,865
Non-controlling interests	8,376					—		8,376

Total shareholders’ equity	71,497	5,000	4,550	—		(45,806)		30,241
Commitments and Contingencies
Class A common stock subject to possible redemption		617,977	562,359	(562,359)	(3)	—		—

Total commitments and contingencies		617,977	562,359	(562,359)		—		—
Liabilities
Non convertible equity certificates	4,891					(4,891)	(5)	—
Loans and borrowings	624,595			562,359	(3)	(401,342)	(8)
						(161,017)	(9)
						(624,595)	(15)
						622,700	(15)	622,700
Derivative financial instruments	—					—		—
Other long term liabilities	29,753			18,871	(2)	(16,736)	(14)	31,888
Deferred income tax liabilities	34,564					—		34,564
Post-employment benefits	7,962					—		7,962
Provisions for other liabilities and charges	2,235					—		2,235
Deferred underwriting commissions		20,738	18,871	(18,871)	(2)	—		—

Total non-current Liabilities	704,000	20,738	18,871	562,359		(585,881)		699,349
Trade payables	237,319					—		237,319
Accounts payable		109	99	(99)	(2)	—		—
Accrued expenses		8,485	7,721	(7,721)	(2)	—		—
Other current liabilities	45,236			—		—		45,236
Accrued liabilities	41,833			7,820	(2)	4,627	(14)	54,280
Current income tax liabilities	23,244			424	(2)	—		23,668
Income tax payable		416	378	(378)	(2)	—		—
Franchise tax payable		50	46	(46)	(2)	—		—
Loans and borrowings	1,081			—		—		1,081

Total current liabilities	348,713	9,059	8,244	—		4,627		361,584

Total liabilities	1,052,713	29,797	27,115	562,359		(581,254)		1,060,933

Total liabilities and shareholders’ equity	1,124,210	652,774	594,024	—		(627,060)		1,091,174

Pro Forma Adjustments to the Unaudited Condensed Combined Statement of Financial Position

The adjustments included in the unaudited condensed combined statement of financial position as of March 31, 2020 are as follows:

Reclassification / Alignment

(1)

The historical financial information of FPAC was prepared in accordance with U.S. GAAP and presented in USD. The historical financial information was translated from USD to EUR using the historical closing exchange rate, as of March 31, 2020, of $1.099 per Euro.

(2)	Reflects the reclassification adjustments to align FPAC’s historical financial statement balances with the presentation of Global Blue Group AG’s financial statements.

(3)

Reflects the U.S. GAAP to IFRS conversion adjustment related to the reclassification of FPAC’s historical mezzanine equity (Class A common stock subject to possible redemption) into Non-current Liabilities (Loans and Borrowings).

Consolidation at the Company, Share Issuances, Consideration Transferred

(4)

Pursuant to the Business Combination, Global Blue Group AG was contributed to Global Blue. The financial statements going forward will be consolidated at the Global Blue level. As a result, the adjustments reflect the reclassification of certain equity balances: (a) reclassification of Global Blue Group AG Accumulated Losses to Global Blue Accumulated Losses, (b) reclassification of Global Blue Group AG Other Reserves to Global Blue Other Reserves and (c) FPAC Retained Earnings to Global Blue Share Premium.

(5)

Following the Management Roll-up, the non-convertible equity certificates were exchanged for Global Blue Shares, resulting in the (i) elimination of the relevant liability and (ii) the issuance of new shares, accounted for through the increase of Global Blue Shares (at the nominal share value of CHF 0.01 per share) and the remainder in Global Blue Share Premium.

(6)

In conjunction with items (4) and (5) above, this reflects the contribution of Global Blue Group AG to the Company, effected through: (a) the issuance of shares to Global Blue Group AG shareholders, post Management Roll-up and post investments by the Strategic Secondary PIPE Investor, captured in Global Blue Shares (at the nominal share value of CHF 0.01 per share), (b) the reclassification of Global Blue Group AG Share Premium into Global Blue Share Premium, and (c) the reduction in Global Blue Share Premium equal to the resulting Global Blue Shares (pursuant to (a)) less Global Blue Group AG Ordinary Shares.

(7)

Reflects the cash received through the primary issuance of 1.5 million Global Blue Shares to the Primary PIPE Investor pursuant to their investment for $10.00 / €9.10 per share. A corresponding increase in Global Blue Shares (at the nominal share value of CHF 0.01 per share), is reflected, with the remainder captured in Global Blue Share Premium.

(8)

This step reflects the reduction in Investments Held in Trust Account and of FPAC Class A Common Stock subject to redemption from non-current loans and borrowings, resulting from (i) the redemption of 48,708,994 FPAC Class A Common Stock at a redemption price per share, as calculated on March 31, 2020, of $10.31 / €9.38, equating to a $502.0 million / €456.9 million, which was partially offset by the investment of $61.0 million / €55.5 million by the Backstop Provider, pursuant to the Forward Purchase Agreement and the August 15 Agreements, for the acquisition of 6,421,052 FPAC Class A Common Stock at a price of $9.50 / €8.65 per share. The redemption price per share utilized in the above computation is derived from $651.9 million / €592.2 million in the Trust Account per the unaudited pro forma condensed combined statement of financial position as of March 31, 2020 divided by 63,250,000 FPAC Public Shares.

(9)

Post redemption, this reflects the reclassification of remaining FPAC Class A Common Stock from non-current loans and borrowings and of FPAC Class A Common Stock into Global Blue Shares at the nominal share value of CHF 0.01 per share and Global Blue Share Premium.

(10)

Reflects the release of cash held in the Trust Account, post Item (8), that has become available in connection with the Business Combination and, as a result, is classified as Cash and Cash Equivalents.

(11)

Reflects the Cash Consideration paid to pre-Business Combination shareholders (Seller Parties), alongside a corresponding reduction in Cash and Cash Equivalents and Global Blue Share Premium. Under the terms of the Merger Agreement, this amount is contingent upon, amongst other items, the amount of funds from the Trust Account that have been used to pay redeeming FPAC stockholders. Cash Consideration herein excludes the effects of the investments by the Strategic Secondary PIPE Investor, which generates an incremental $125.0 million / €113.8 million payable to the Seller Parties.

(12)

The Business Combination is accounted for under IFRS 2. The difference in the fair value of equity instruments held by FPAC stockholders, including the Public Warrants and Private Placement Warrants, over the fair value of identifiable net assets of FPAC represents a service for listing of Global Blue Shares and is accounted for as a share-based payment in accordance with IFRS 2. The cost of the service, which is a non-cash expense, is preliminarily estimated to be €139 million (which also includes the estimated value of the out-of-the-money instruments: 21,083,333 Public Warrants, and 9,766,667 Private Placement Warrants based on a market price of $0.78 per warrant as of Closing on August 28, 2020) and would be accounted for as an increase to Global Blue Accumulated Losses. In addition, the Global Blue Shares increased as a result of the shares issued to the Founder (at the nominal share value of CHF 0.01 per share), with the remainder reflected as an increase in Global Blue Share Premium, alongside a reduction in the FPAC Class B Common Stock.

(13)

As a result of the reduction in Trust Account, the Seller Parties have ended up with a larger number of Global Blue Shares, and 23,717,989 Series A Preferred Shares which may be converted into Global Blue Shares, under certain circumstances, on a 1-for-1 basis. The adjustment reflects the recognition of the Preferred Shares, with a corresponding reduction in Share Premium and Ordinary Shares. See the section entitled “Description of New Global Blue Securities—Series A Preferred Shares” of Form F-4, which is incorporated by reference into this Report.

Fees and Refinancing

(14)

Reflects transaction cost adjustments incurred by FPAC and Global Blue including, but not limited to, advisory fees, legal fees, FPAC’s deferred underwriters’ commissions (on a reduced basis, as detailed below), and registration fees, which are accounted (assuming that the fees have not already been accrued prior to March 31, 2020 for FPAC and March 31, 2020 for Global Blue) for either as (i) an increase of Accrued Liabilities with a corresponding reduction in Accumulated Losses, to the extent not paid upon the consummation of the Business Combination, or (ii) a reduction in Cash and Cash Equivalents and a corresponding reduction in Accumulated Losses, to the extent paid upon the consummation of the Business Combination. The parties agreed to reduce FPAC’s deferred underwriters’ commissions (relative to the balance as at March 31, 2020), which was reflected through a reduction in Accrued Liabilities and a decrease in Accumulated Losses.

(15)	Global Blue refinanced the Existing Facilities in connection with the Business Combination, using a drawdown from the New Facilities. The following table illustrates the impact:

Line Item	Historical	Refinancing	Impact
	(EUR thousands)
Term Loan (Principal Value)	630,000	630,000	—
Capitalized Debt Issuance Cost	(5,405)	(7,300)	(1,895)
Loans and Borrowings	624,595	622,700	(1,895)

The Refinancing results in a reduction in the Loans and Borrowings balance due to the increase in capitalized debt issuance costs and a corresponding IFRS 9 impact recognized in Global Blue Accumulated Losses. In connection with the refinancing of the existing Global Blue debt with a new third party, an IFRS 9 extinguishment expense of €5.4 million is reflected as a reduction in Cash and Cash Equivalents and a corresponding increase in Global Blue Accumulated Losses. The remaining €1.9 million pro forma adjustment relates to the difference in carrying value of the debt on the historical books as compared to the carrying value of the refinanced debt obligation and is reflected as a reduction in Cash and Cash Equivalents and a corresponding reduction in Loans and Borrowings.

PRO FORMA CONDENSED COMBINED INCOME

STATEMENT FOR THE TWELVE MONTHS ENDED

MARCH 31, 2020 (UNAUDITED)

(in EUR thousands unless otherwise denoted)

	Global Blue (Historical)			FPAC (Historical)		IFRS Conversion and Presentation Alignment			Pro Forma Adjustments			Pro Forma Combined
				US GAAP			FN			FN
				USD	EUR(A)
Total revenue	420,400			—	—	—			—			420,400
Operating expenses	(379,201)				—	(7,684)	(B	)	9,853	(C	)
										(D	)
									—	(J	)
									—	(H	)	(377,032)
General and administrative costs	—			(8,338)	(7,504)	7,504	(B	)	—			—
Franchise tax expense	—			(200)	(180)	180	(B	)	—			—

Operating expenses	(379,201)			(8,538)	(7,683)	(0)			9,853			(377,032)

Operating Profit	41,199			(8,538)	(7,683)	(0)			9,853			43,368
Interest and investment income	—			13,101	11,790	(11,790)	(B	)	—			—
Finance income	5,309				—	11,790	(B	)	(11,790)	(C	)	5,309
Finance costs	(37,158)				—	—			10,639	(E	)
									170	(F	)	(26,348)

Net finance costs	(31,849)			13,101	11,790	—			(981)			(21,039)

Profit before tax	9,350			4,563	4,107	(0)			8,872			22,328
Income tax (expense) benefit	(7,681)			(2,714)	(2,443)	—			(3,485)	(G	)	(13,609)

Profit for the year	1,669			1,848	1,664	(0)			5,387			8,719
Profit attributable to:
Owners of the parent	(3,532)			1,848	1,664	—			5,387			3,518
Non-controlling interests	5,201			—	—	—			—			5,201

Profit for the year	1,669			1,848	1,664	—			5,387			8,719
Profit attributable to owners of the parent:
Common												3,184
Series A Preferred Shares												335

Profit attributable to owners of the parent:												3,518
Per Share:
Basic attributable profit per share	(€0.09)			$0.02	€0.02							€0.02	(H	)
Basic weighted average number of shares in issue (thousands)	40,000	(I	)	79,063	79,063							173,319
Diluted attributable profit per share	(€0.09)			$0.02	€0.02							€0.02	(H	)
Diluted weighted average number of shares in issue (thousands)	40,000			79,063	79,063							191,543
Per Series A Preferred Shares:
Basic attributable profit per share												€0.02	(L	)
Basic weighted average number of shares in issue (thousands)												18,223	(M	)
Diluted attributable profit per share												€0.02	(H	)
Diluted weighted average number of shares in issue (thousands)												18,223	(M	)

Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Income Statement

The adjustments included in the unaudited pro forma condensed combined income statements for the twelve months ended March 31, 2020 are as follows:

(A)

The historical financial information of FPAC was prepared in accordance with U.S. GAAP and presented in USD. The historical financial information was translated from USD to EUR using the following average historical exchange rate of $1.111 per euro for the twelve months ended March 31, 2020.

(B)	Reflects the reclassification adjustment to align FPAC’s historical statement of operations with the presentation of Global Blue’s income statement.

(C)

Reflects the elimination of FPAC historical Interest and Investment Income and Franchise Tax Expense that would not have been earned or incurred, respectively, had the Business Combination been consummated on April 1, 2019.

(D)

Reflects the elimination of FPAC and Global Blue historical transaction costs directly related to the Business Combination, which are non-recurring. This results in a pre-tax impact of approximately €9.7 million for the twelve months ended March 31, 2020.

(E)	Reflects the reduction in Finance Costs as a result of the Refinancing of the Existing Facility with the New Facility.

P&L Line Item	Historical	Refinancing	Impact
	(Twelve Months Ended March 31, 2020, in thousands of EUR)
Term Loan Expense	(22,238)	(12,775)	9,463
Revolving Credit Facility Expense	(1,008)	(577)	430
Debt Issuance Cost	(2,206)	(1,460)	746

Total	(25,452)	(14,812)	10,639

The New Term Loan Facility and the New Revolving Credit Facility provide for a variable interest rate, equal to EURIBOR (with a zero floor) for the period plus a margin. As a result of current negative rates, the zero floor is the binding constraint, meaning a 1/8 percent increase or decrease in EURIBOR would not impact the applicable interest rate.

In addition, concurrent with the Refinancing, Global Blue incurred debt issuance costs of €7.3 million, which are capitalized and amortized over 5 years as part of Finance Costs.

In connection with the Refinancing, a one-time IFRS 9 expense is preliminarily estimated at €5.4 million. No adjustment has been made to the unaudited pro forma income statement for the twelve months ended March 31, 2020, due to the fact that the adjustment is non-recurring in nature.

(F)	As a result of the conversion of non-convertible equity certificates at the consummation of the Business Combination, the associated interest expense is eliminated.

(G)	Reflects the cumulative impact on Income Tax Expense from the above adjustments related to the Business Combination, based on the relevant statutory tax rates.

(H)

The Business Combination is accounted for under IFRS 2, as detailed in items (12) above. The IFRS 2 expense, which is a non-cash expense, is preliminarily estimated at €139 million. No adjustment has been made to the unaudited pro forma income statement for the twelve months ended March 31, 2020, due to the fact that the adjustment is non-recurring in nature.

(I)

Prior to the Business Combination, 40,000,000 ordinary shares of Global Blue Group AG were outstanding. As a result of the contribution to the Company (and giving effect to the Management Roll-Up, which included the conversion of non-convertible equity certificates and other items), the number of shares has increased.

(J)

The Operating Expenses include a Global Blue share-based payment expense of €3.6 million for the twelve months ended March 31, 2020. There are no share-based payment expenses in the FPAC historical condensed income statement. As part of the Business Combination, the Company will adopt a management incentive plan (“MIP”), to be administered by the board of directors. This will enable the Company to grant two types of awards: (a) a restricted stock award (an “RSA”) or (b) an award of share options (“Options”). Unless otherwise determined by the Company, the maximum aggregate number of Options under the MIP shall be 8,000,000 in total and the maximum aggregate value of RSAs granted under the MIP shall be €3,100,000 per fiscal year. The terms of these are subject to ongoing negotiation and are yet to be finalized and approved. Once finalized and approved, this would impact the pro forma financial information herein. However, at this time, this has not been included because the relevant contracts are still being negotiated.

(K)

FPAC has historically presented per share metrics for each of the FPAC Class A Common Stock and the FPAC Class B Common Stock, based on the earnings attributable to each class. For the twelve months ended March 31, 2020, the basic and diluted earnings per share of FPAC Class A Common Stock was $0.14 and the basic and diluted earnings per share of FPAC Class B Common Stock was ($0.47).

(L)

For purposes of calculating attributable profit per share, the two-class method is applied. The Global Blue Shares and Series A Preferred Shares share equally in dividends declared or accumulated, and have equal participation rights in undistributed earnings.

(M)

On July 13, 2020, representatives of Globetrotter sent FPAC’s board of directors a memorandum outlining certain changes to the Transaction terms that Globetrotter and certain other shareholders of Global Blue were committed to unilaterally effectuating in connection with the Business Combination. Pursuant to the Waiver Letter, Globetrotter (on behalf of itself and the Seller Parties) provided binding commitments, including the cashless exchange of €50 million Series A Preferred Shares into Global Blue Shares post-Closing. As a result of this, after Closing, the Series A Preferred Shares will be reduced by 5.5 million from 23.7 million to 18.2 million and the basic Global Blue Shares will be increased by 5.5 million from 167.8 million to 173.3 million.

Earnings per Share

The earnings per share amounts below represent the profit/(loss) attributable to the owners of the parent for the relevant period on a per share basis calculated using the weighted average shares in issue of the Company, including the issuance of additional Global Blue Shares in connection with the Business Combination, assuming the Global Blue Shares were outstanding since April 1, 2019. As the Business Combination, including the related proposed investments by the Primary PIPE Investor and the Strategic Secondary PIPE Investor, is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted profit/(loss) attributable to the owners of the parent for the relevant period on a per share basis assumes that the Global Blue Shares that would be outstanding, in connection with the Business Combination have been outstanding for the entire period presented. For purposes of calculating attributable profit per share, the two-class method is applied, as the Global Shares and Series A Preferred Shares share equally in dividends declared or accumulated, and have equal participation rights in undistributed earnings.

Pro Forma Combined
(in € thousands, except share and per share information)
Twelve Months Ended March 31, 2020
Profit for the year attributable to the owners of the parent (€K)	3,518
Profit for the year attribute to common shares	3,184
Profit for the year attributable to Series A Preferred Shares	335
Common Shares
Basic attributable profit per share (€)	€0.02
Diluted attributable profit per share (€)	€0.02
Series A Preferred Shares
Basic attributable profit per share (€)	€0.02
Diluted attributable profit per share (€)	€0.02
Pro forma weighted average number of shares in issue(1)(5)
Seller Parties(2)(3)(4)	140,637,216
PIPE Investors / Backstop Provider(5)	20,421,052
Former Founders(4)	4,436,321
Former FPAC Stockholders	7,824,712

Basic pro forma weighted average number of shares in issue	173,319,301
Series A Preferred Shares (as converted)(2)	18,223,484

Diluted pro forma weighted average number of shares in issue	191,542,785

(1)	The total number of shares reflect closing adjustments to the Share Consideration and the Cash Consideration under the Merger Agreement and an exchange rate of 1.1859 U.S. dollar per euro.
(2)

On July 13, 2020, representatives of Globetrotter sent FPAC’s board of directors a memorandum outlining certain changes to the Transaction terms that Globetrotter and certain other shareholders of Global Blue were committed to unilaterally effectuating in connection with the Business Combination. Pursuant to the Waiver Letter, Globetrotter (on behalf of itself and the Seller Parties) provided binding commitments, including the cashless exchange of €50 million Series A Preferred Shares into Global Blue Shares post-Closing. As a result of this, after Closing, the Series A Preferred Shares will be reduced by 5.5 million from 23.7 million to 18.2 million and the basic Global Blue Shares will be increased by 5.5 million from 167.8 million to 173.3 million.

(3)

Includes Global Blue Shares received by Globetrotter in exchange for Globetrotter’s 6,716,294 shares of the 9,487,500 shares of FPAC Class A Common Stock purchased by Globetrotter beginning on May 17, 2020, with the remainder having been sold to the investment funds managed and/or advised by Partners Group, which have invested alongside Globetrotter in Global Blue since 2012.

(4)	Pursuant to the August 15 Agreements, 6,376,179 Global Blue shares owned by the Founder were transferred, at Closing, to the Seller Parties.
(5)	Pursuant to the August 15 Agreements, the Backstop Provider acquired 6,421,052 Shares of FPAC Class A Common Stock.

As a result of the FPAC share price of $10.69, as of Closing on August 28, 2020, the following dilutive instruments were excluded from the diluted pro forma weighted average number of shares outstanding:

•	The 21,083,333 Public Warrants, issued at time of the IPO and, as part of the Business Combination, became Global Blue Warrants, are exercisable at $11.50 / €10.47 per share;

•	The 9,766,667 Private Placement Warrants, issued at time of the IPO and, as part of the Business Combination, became Global Blue Warrants, are exercisable at $11.50 / €10.47 per share; and

•

The 468,527 shares underlying outstanding options for Global Blue Shares, issued in June 2019 in connection with the existing option plan and, as part of the Business Combination, converted, at Closing based on the prevailing exchange rate, into options for Global Blue Shares, are exercisable at $10.59 / €9.64. These options have not vested and, as such, are not accounted for as dilutive instruments, despite being in-the-money.

As part of the Business Combination, the Company will adopt a management incentive plan (“MIP”), to be administered by the board of directors. The terms of these are subject to ongoing negotiation and are yet to be finalized and approved. Once finalized and approved, this would impact the pro forma financial information herein. However, at this time, this has not been included because the relevant contracts are still being negotiated.

Comparative Per Share Data

The following table sets forth the historical comparative share information for Global Blue and FPAC on a standalone basis and the unaudited pro forma combined share information for the twelve months ended March 31, 2020, after giving effect to the Business Combination.

The following comparative per share data is only a summary and should be read together with the historical financial information of FPAC and Global Blue as well as the financial statements of FPAC and Global Blue and related notes incorporated by reference into this Report. The following comparative per share data is derived from, and should also be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes incorporated by reference into this Report.

The comparative per share data does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of FPAC or Global Blue would have been had the companies been combined during the period presented. The two-class method is applied, as the Global Blue Shares and Series A Preferred Shares share equally in dividends declared or accumulated, and have equal participation rights in undistributed earnings.

	Historical		Pro Forma
	Global Blue Restated(a)	FPAC	Combined(b)(c)
	(in € million, except share and per share information)
Weighted average number of shares in issue
Basic Common Class A	40,000,000	63,250,000	173,319,301
Diluted Common Class A	40,000,000	63,250,000	191,542,785
Basic Common Class B	N/A	15,812,500	N/A
Diluted Common Class B	N/A	15,812,500	N/A
Basic Series A Preferred Shares	N/A	N/A	18,223,484
Diluted Series A Preferred Shares	N/A	N/A	18,223,484
Twelve Months Ended March 31, 2020
Profit for the year attributable to the owners of the parent (€M)	(3.5)	1.7	3.5
Common shares	N/A	N/A	3.2
Series A Preferred Shares	N/A	N/A	0.3
Basic Class A attributable profit/(loss) per share (€)	(€ 0.09)	€ 0.14	€ 0.02
Diluted Class A attributable profit/(loss) per share (€)	(€ 0.09)	€ 0.14	€ 0.02
Basic Class B attributable profit/(loss) per share (€)	N/A	(€ 0.47)	N/A
Diluted Class B attributable profit/(loss) per share (€)	N/A	(€ 0.47)	N/A
Basic Series A Preferred Shares profit per share (€)	N/A	N/A	€ 0.02
Diluted Series A Preferred Shares profit per share (€)	N/A	N/A	€0.02
Equity attributable to owners of the parent (€M)	63.1	4.6	21.9
Basic Class A attributable equity per share (€)	€ 1.58	€ 0.03	€ 0.13
Diluted Class A attributable equity per share (€)	€ 1.58	€ 0.03	€ 0.11
Basic Class B attributable equity per share (€)	N/A	€ 0.03	N/A
Diluted Class B attributable equity per share (€)	N/A	€ 0.03	N/A

(a)

Prior to the Business Combination, 40,000,000 ordinary shares of Global Blue Group AG were outstanding. As a result of the contribution to the Company (and giving effect to the Management Roll-Up, which includes the conversion of non-convertible equity certificates and other items), the number of shares increased.

(b)

On July 13, 2020, representatives of Globetrotter sent FPAC’s board of directors a memorandum outlining certain changes to the Transaction terms that Globetrotter and certain other shareholders of Global Blue were committed to unilaterally effectuating in connection with the Business Combination. Pursuant to the Waiver Letter, Globetrotter (on behalf of itself and the Seller Parties) provided binding commitments, including the cashless exchange of €50 million Series A Preferred Shares into Global Blue Shares post-Closing. As a result of this, after Closing, the Series A Preferred Shares will be reduced by 5.5 million from 23.7 million to 18.2 million and the basic Global Blue Shares will be increased by 5.5 million from 167.8 million to 173.3 million.

(c)	The total number of shares reflect closing adjustments to the Share Consideration and the Cash Consideration under the Merger Agreement and an exchange rate of 1.1859 U.S. dollar per euro.

Legal and Arbitration Proceedings, Investigations and Tax Audits

Information pertaining to Global Blue’s legal and arbitration proceedings, investigations and tax audits is set forth in the Form F-4, in the section entitled “Information Related to Global Blue—Other Information about Global Blue—Legal and Arbitration Proceedings, Investigations and Tax Audits,” which is incorporated herein by reference, with the exception of Information Related to Global Blue—Other Information about Global Blue—Legal and Arbitration Proceedings, Investigations and Tax Audits—Tax matters—Italy,” which is not incorporated herein by reference. See Item 8.B. with respect to litigation involving certain PIPE Investors.

Tax matters

Italy

The Italian tax authorities opened a tax audit in February 2016 on Global Blue Italia S.r.l. (“Global Blue Italy”): (i) in respect of corporate income tax and regional tax covering the financial years ended March 31, 2014 and 2015; and (ii) in respect of VAT and withholding tax for the calendar years 2013 and 2014. On July 19, 2016, the Italian tax authorities issued the final tax audit report. The report challenged Global Blue’s transfer pricing in respect of the Global Blue’s tax model and certain intercompany charges and asserted that withholding tax should have been paid in respect of certain license fees and interest payments. Based thereon, the Italian tax authorities issued an additional tax assessment in an amount of €7.7 million. Global Blue has challenged the findings and filed an objection letter with the Italian tax authorities in order to defend its tax positions. Global Blue Italy started a formal settlement procedure in 2018. A final settlement with the Italian tax authorities was reached and paid in April 2019 for an amount of €3.6 million covering the findings on license fees and intercompany interest rate for the financial years ended March 31, 2014 and 2015 and withholding tax on license fees for the calendar years 2013 and 2014.

As of March 31, 2020, Global Blue’s income tax payable, as booked in its accounts, was €13.6 million, covering all findings of the Italian tax authorities, potential settlements pertaining to such findings and additional accrued income tax payable of €0.6 million during the financial year ended March 31, 2020 related to ongoing settlement discussions. Subsequently, Global Blue reached another final settlement with the Italian tax authorities for an amount of €10.9 million. This settlement covers the findings on withholding tax on interests for the calendar years 2013 to 2017 and license fees and intercompany interest rate for the financial years ended March 31, 2016 and 2017, as well as withholding tax on license fees for calendar years 2015 to 2017. The amount of €10.9 million is payable in 16 quarterly instalments with a first payment made on August 3, 2020, upon which date the settlement with the Italian tax authorities became legally binding. Discussions with the Italian tax authorities are ongoing with respect to their finding on withholding tax on interests and license fees for the calendar year 2018.

Global Blue Italy received two notices of assessment from the tax authorities of the city of Milan with respect to Global Blue Italy’s treatment of certain merchant invoices issued in 2013 and 2014. Global Blue Italy received these notices in January and December 2019, respectively. Each notice of assessment imposes a penalty of €1.1 million, which represents the total amount of VAT with respect to the invoices issued for the corresponding year. Global Blue Italy filed a defensive deduction procedure with respect to the 2013 notice and plans to file a defensive deduction procedure with respect to the 2014 notice in due course. Global Blue has not deemed it necessary to book a provision with respect to either of the amounts described as of March 31, 2020.

Dividend Policy

The payment of any cash dividends will be dependent upon the revenue, earnings and financial condition of Global Blue from time to time. The payment of any will be within the discretion of the board of directors of Global Blue. Other than as disclosed elsewhere in this Report, we currently expect to retain all future earnings for use in the operation and expansion of our business and do not plan to pay any dividends on the Global Blue Shares in the near future. The declaration and payment of any dividends in the future will be determined by our board of directors in its discretion, and will depend on a number of factors, including our earnings, capital requirements, overall financial condition, applicable law and contractual restrictions.

B.	Significant Changes

Recent Development Regarding Certain PIPE Investors

As described under section “Business Combination—Related Agreements—PIPE Subscription Agreements” of Item 10.C., the Company, FPAC and the Primary PIPE Investors entered into share subscription agreements pursuant to and on the terms and subject to the conditions of which the Primary PIPE Investors committed to subscribe for and purchase, concurrently with the Closing, in the aggregate, 12,500,000 Global Blue Shares for $10.00 per share or an aggregate purchase price of $125 million.

Primary PIPE Investors who had committed to subscribe for in aggregate $110 million did not consummate their subscriptions, alleging the failure of certain closing conditions in their share subscription agreements to be satisfied. The Company and Globetrotter have commenced litigation with each of such Primary PIPE Investors for breach of contract. The litigation with each of such Primary PIPE Investors is in its early stages, and the outcome of the Company’s and Globetrotter’s claims cannot be predicted.

As a result of Globetrotter’s waiver of the funding of these Primary PIPE Investors’ commitments as a closing condition under the Merger Agreement, the Seller Parties received additional Global Blue Shares at Closing as Share Consideration in lieu of Cash Consideration in the aggregate amount of $110 million, computed at $10.00 per share.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Global Blue Shares and Global Blue Warrants are listed on the NYSE under the symbols GB and GB.WS, respectively. Holders of Global Blue Shares and Global Blue Warrants should obtain current market quotations for their securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Global Blue Shares and Global Blue Warrants are listed on the NYSE under the symbols “GB” and “GB.WS,” respectively.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

As of August 31, 2020, subsequent to the closing of the Business Combination, there were 167,824,796 Global Blue Shares outstanding and 23,717,989 Series A Preferred Shares issued. There were also 30,850,000 Global Blue Warrants outstanding, each exercisable at $11.50 / €10.47 per share, of which 21,083,333 were former Public Warrants and 9,766,667 were former Private Placement Warrants.

B.	Memorandum and Articles of Association

The articles of association of the Company dated as of August 28, 2020 were included in the Form 6-K Report of Foreign Private Issuer filed with the SEC on August 31, 2020 (the “GB Form 6-K”), and are incorporated herein by reference.

The description of the articles of association of the Company contained in the Form F-4 in the section entitled “Description of New Global Blue Securities” is incorporated herein by reference, with the following exceptions, which are not incorporated herein by reference: “Description of New Global Blue Securities—Capital Structure of New Global Blue—Issued Share Capital,” “Description of New Global Blue Securities—Capital Structure of New Global Blue—Authorized Share Capital,” “Description of New Global Blue Securities—Capital Structure of New Global

Blue—Conditional Share Capital” and Description of New Global Blue Securities—Preemptive Rights and Advance Subscription Rights—Authorized Share Capital.”

Capital Structure of the Company

Issued Share Capital

The share capital of the Company is CHF 1,915,427.85 and is divided into 167,824,796 registered common shares with a nominal value of CHF 0.01 each and 23,717,989 registered series A convertible preferred shares with a nominal value of CHF 0.01 each. The share capital is fully paid up.

Increase of Share Capital

Under Swiss law, the Company may increase its share capital and issue new shares through an ordinary capital increase, an authorized capital increase or a conditional capital increase. In each case, the issue price for each share may not be less than the nominal value of the newly issued share. An ordinary capital increase is approved at a general meeting of shareholders. The required vote is generally the approval of simple majority of the votes cast at the general meeting of shareholders. At least two thirds of the represented share votes and the absolute majority of the represented nominal value of the shares present in person or represented by proxy is required for capital increases against the Company’s equity, against contributions in kind, or for the purposes of acquiring assets or the granting of special benefits, or for capital increases where the preemptive/subscription rights of shareholders are limited or excluded. The amount by which the capital can be increased in an ordinary capital increase is unlimited, provided that sufficient contributions are made to cover the capital increase. An ordinary capital increase that has been approved by the shareholders must be executed within three months of shareholder approval. In an ordinary capital increase, holders of Global Blue Shares as well as Series A Preferred Shares have preemptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold, unless such rights are excluded in accordance with Swiss law. For further details on these circumstances, see “—Preemptive Rights and Advance Subscription Rights.”

The shareholders can further authorize the board of directors by way of an amendment of the articles of association to increase the share capital in an amount not to exceed 50% of the share capital registered in the commercial register for a period of two years without further shareholder approval. To create authorized capital, a resolution of the general meeting of shareholders passed by a supermajority of at least two thirds of the represented share votes and the absolute majority of the represented nominal value of the shares present in person or represented by proxy is required. Additional information regarding authorized share capital increases is set forth below under “—Authorized Share Capital.”

Under Swiss law, conditional share capital is used to issue new shares in the context of employee benefit and incentive plans, debt instruments with conversion rights or warrants granted to shareholders. To create conditional capital, a resolution of the general meeting of shareholders passed by a supermajority of at least two thirds of the represented share votes and the absolute majority of the represented nominal value of the shares present in person or represented by proxy is required. The requirements for a conditional capital increase are set forth below under “—Conditional Share Capital.”

Authorized Share Capital

The Company’s articles of association authorize the board of directors to increase the share capital of the Company and issue new Global Blue Shares, without further shareholder approval, at any time until August 27, 2022 in an amount not exceeding CHF 950,000 through the issuance of up to 95,000,000 fully paid-in Global Blue Shares. After the expiration of the initial two-year period, the authorized share capital will be available to the board of directors for the issuance of additional shares only if the shareholders re-approve the authorization. Such authorization is limited to two years in each case under Swiss law as currently in force.

The board of directors will determine the time of issuance, the issue price, the manner in which the new shares will be paid for, the date from which the new shares carry the right to dividends and, subject to the provisions of the Company’s articles of association, the expiry or allocation of preemptive rights not exercised. The board of directors may allow preemptive rights that are not exercised to expire, or it may sell such rights or shares, the preemptive rights of which have not been exercised, at market conditions or use them otherwise in the interest of the Company.

In an authorized capital increase, holders of Global Blue Shares as well as Series A Preferred Shares would have preemptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. However, the board of directors may exclude or restrict these preemptive rights in certain circumstances as set forth in the Company’s articles of association. For further details on these circumstances, see “—Preemptive Rights and Advance Subscription Rights.”

Conditional Share Capital

The Company’s articles of association authorize the increase of the share capital of the Company:

•

by issuing up to 19,000,000 Global Blue Shares, upon the exercise of options or in connection with other rights regarding shares (including restricted stock units (“RSUs”) or performance stock units (“PSUs”)) granted to officers and employees or directors at all levels of the group as resolved by the board of directors (“Conditional Capital for Employee or Director Participation”);

•

by issuing up to 19,000,000 Global Blue Shares by means of the exercise of conversion rights or options in relation with convertible debt instruments, bonds, loans and similar forms of financing of the Company or of a subsidiary company (“Conditional Capital for Convertible Debt”); or

•

by issuing up to 19,000,000 in connection with the exercise of shareholder warrants that have been issued in connection with the listing of the Company to former holders of the Private Placement Warrants of FPAC (“Conditional Capital for Existing Shareholder Warrants,” and collectively with Conditional Capital for Employee or Director Participation and Conditional Capital for Convertible Debt, “Conditional Capital”).

Unless determined otherwise, Swiss law grants shareholders advance subscription rights to acquire the instruments that are issued in connection with Conditional Capital in an amount proportional to the nominal value of the shares they hold. However, the advance subscription rights and preemptive rights of shareholders are excluded with respect to Conditional Capital for Employee or Director Participation or Conditional Capital for Existing Shareholder Warrants. In relation to Conditional Capital for Convertible Debt, the board of directors is authorized to exclude or restrict the advance subscription rights of shareholders in certain circumstances. See “—Preemptive Rights and Advance Subscription Rights.”

The terms of the instruments relating to Conditional Capital are determined as follows:

•

In connection with Conditional Capital for Employee or Director Participation, the board of directors determines the conditions for the allocation and exercise of the options and other rights regarding shares from article 4a of the Company’s articles of association concerning “Conditional Capital – Employee or Director Participation”; the shares may be issued at a price below the market price.

•

In connection with Conditional Capital for Existing Shareholder Warrants, the new Global Blue Shares may be issued at a price equal to or below the current market price; the board of directors will specify the specific conditions of issue including the issue price of the shares in the terms of the shareholder warrants.

•	In connection with Conditional Capital for Convertible Debt, the board of directors determines the conditions for the granting of the options and conversion rights.

Preemptive Rights and Advance Subscription Rights

Authorized Share Capital

Under the Company’s articles of association, the board of directors is authorized to exclude or restrict the preemptive rights of the existing shareholders (and to allocate them to third parties):

•	in connection with strategic partnering and co-operation transactions;

•

in connection with mergers, acquisitions of companies (including takeover), enterprises or parts of enterprises, participations or intellectual property rights or other types of strategic investments as well as financing or refinancing of such transactions;

•	for the participation of directors, officers and employees at all levels of the Company and its group companies;

•	for the purpose of expanding the shareholder base in connection with the listing of shares on (additional) foreign stock exchanges;

•

for the exchange and buy-back, respectively, of Series A Preferred Shares in exchange for Global Blue Shares issued from authorized share capital according to article 3b section 4 of the Company’s articles of association;

•

in connection with the exercise of warrants that have been issued to former holders of warrants of FPAC, in connection with the listing of the Company and the creation of corresponding treasury shares;

•

in connection with the listing of Global Blue Shares, including in connection with exchanges of loan notes or equity instruments issued by the Company’s subsidiary Global Blue Holding Limited to members of management for Global Blue Shares; or

•	in connection with the issuance of Global Blue Shares to Globetrotter and other former shareholders of Global Blue in accordance with the price adjustment provisions pursuant to the Merger Agreement.

C.	Material Contracts

Material Contracts Relating to Global Blue’s Operations

Information pertaining to Global Blue’s material contracts is set forth in the Form F-4, in the section entitled “Information Related to Global Blue—Other Information about Global Blue—Material Agreements,” which is incorporated herein by reference.

Material Contracts Relating to the Business Combination

Merger Agreement

The description of the Merger Agreement in the Form F-4 in the section entitled “The Business Combination Proposal—The Merger Agreement” is incorporated herein by reference.

Waiver Letter and Commitment Letter

A description of the Waiver Letter and the Commitment Letter is set forth in the Form F-4, in the section entitled “The Business Combination Proposal—The Merger Agreement—General Description of the Merger Agreement,” which, to the extent it pertains to the Waiver Letter and the Commitment Letter, is incorporated herein by reference.

August 15 Agreements

A description of the August 15 Agreements is set forth in the Proxy Statement/Prospectus Supplement filed with the SEC on August 17, 2020 in the section entitled “The Agreements,” and is incorporated herein by reference.

Other Agreements

Relationship Agreement

At Closing, Globetrotter became subject to a Relationship Agreement in respect of its shareholdings in the Company.

The Relationship Agreement, as amended, grants, on the terms and subject to the conditions contained therein, Globetrotter board nominating rights for the Company. Globetrotter shall have the right to appoint for nomination to such board three persons on behalf of itself, and one person on behalf of Ant Group. These board nominating rights taper off as Globetrotter’s and Cayman Holdings’ shareholdings reduce, such that: (i) if Globetrotter’s and Cayman Holdings’ combined shareholding falls below 20% of Voting Shares, it shall be entitled to nominate two board members on behalf of themselves; (ii) if Globetrotter’s and Cayman Holdings’ combined holding falls below 10% of Voting Shares Globetrotter shall only be entitled to nominate one board member; and (iii) if Globetrotter’s and Cayman Holdings’

combined holding falls below 5% of Voting Shares, Globetrotter shall no longer be entitled to nominate a board member. These reductions in board nominating rights shall not apply to Globetrotter for the period of two years after the date of the Closing, other than the reduction listed in (i), where Globetrotter’s and Cayman Holdings’ combined shareholding falls below 20% of Voting Shares. In connection with the foregoing nominating rights, Globetrotter has separately agreed with Partners Group to appoint for nomination to the Company’s board a person designated by Partners Group as one of Globetrotter’s nominated board members, for so long as Partners Group maintains a certain level of direct or indirect ownership interest in the Company.

For such time as the board nominating rights apply, Globetrotter shall be entitled to designate a representative to attend board meetings, and meetings of board committees, as an observer. For such time as the board appointment rights apply to Globetrotter, Globetrotter may appoint an advisor to attend meetings (without participating in decision-making or voting) of the finance and audit committee of the Company.

Globetrotter also has certain information rights, through its designated board members, in order to monitor its investment in the Company, and comply with applicable financial, regulatory, and tax obligations. Such information rights include, inter alia, the right to receive a draft operating budget for the Company, and a monthly management information package on the Company. These information rights shall only apply for as long as Globetrotter meets certain shareholding requirements. In addition, Globetrotter has the right to assign its rights and obligations under the agreement to any of its affiliates.

The Relationship Agreement is governed by Swiss law. Any dispute arising out of or relating to the Relationship Agreement is subject to arbitration in Zurich, Switzerland, in accordance with the Rules of Arbitration of the International Chamber of Commerce.

Shareholders Agreement

Concurrently with Closing, certain shareholders of the Company became subject to a Shareholders Agreement regulating the relationship among and between such shareholders.

The parties agreed that, subject to certain exceptions and conditions set forth therein, Thomas W. Farley will not transfer the 2,223,363 Global Blue Shares (out of the 4,316,321 Global Blue Shares received by Far Point LLC in respect of shares in FPAC pursuant to the Merger and transferred to Thomas W. Farley and other member of his group on the date of the Closing (the “Additional Founder Shares”)) for three years from the date of the Closing, unless the prior written consent of Globetrotter is received (the “Lock-up”).

The Lock-up is subject to certain exceptions, and will not restrict the transfer of Additional Founder Shares where such transfer is, inter alia: (i) in connection with the acceptance of a public takeover offer, tender offer, merger, or similar business combination that applies to the holders of all ordinary shares and is recommended by the board; or (ii) where required by law or governmental authority.

If Globetrotter or Cayman Holdings and/or their affiliates transfer any Global Blue Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) in a transaction that is not an SEC-registered offering pursuant to the Registration Rights Agreement, the transferor(s) shall ensure that Thomas W. Farley and other member of his group shall have the right to participate in respect of the proportion of his Closing Common Shares then held as is equal to the proportion of Global Blue Shares (relative to its total holding of Global Blue Shares at the relevant time) as the transferor(s) propose to transfer for the same consideration per Additional Founder Shares and the Unrestricted Founder Shares (as defined below) (together, the “Closing Common Shares”) as being paid to the transferor(s) and on the same terms and conditions as apply to the proposed transfer; provided that Thomas W. Farley and other member of his group shall only be required to make representations as to itself and its ownership of the Global Blue Shares being sold, shall not be required to provide indemnification other than (x) as to his or its respective representations and/or (y) with respect to the Company and/or its subsidiaries, on a proportionate basis with the transferor(s) based on the number of Global Blue Shares being transferred, his or its indemnification shall be limited to the net proceeds from the sale of the Global Blue Shares, and he or it shall not be required to agree to any noncompetition covenant or enter into any similar ancillary agreements (provided that he or it may be required to enter into shareholders’ or similar agreements, and/or a non-solicitation covenant, in each case on the same terms and conditions as apply to the transferor(s)) (The “Tag-Along Right”). The Tag-Along Right will not apply where Globetrotter or its affiliates exercise the Drag-Along Right (as defined below). If Globetrotter or Cayman Holdings and/or their affiliates transfer any Global Blue Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) in a transaction that is an SEC-registered offering pursuant to the Registration Rights Agreement, Globetrotter shall release from the Lock-up such number of the Additional Founder Shares determined in accordance with (c) below to enable Thomas W. Farley and any other member of his group to exercise his participation rights under the Registration Rights Agreement in respect of the same mix of Unrestricted Founder Shares and Additional Founder Shares had the Tag-Along Right applied.

If Globetrotter or an affiliate (which shall include Cayman Holdings for so long as it is controlled by SL Globetrotter GP, Ltd. or an affiliate of Globetrotter) proposes to effect a transfer of Global Blue Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings), the transferor(s) will have the right to require Thomas W. Farley and the other members of his group to transfer (where practicable as part of the same transaction) the proportion of his Closing Common Shares then held as is equal to the proportion of Global Blue Shares (relative to its total holding of Global Blue Shares at the relevant time) as the transferor(s) propose to transfer for the same consideration per Closing Common Share as being paid to the transferor(s) and, where part of the same transaction, on the same terms and conditions as apply to the proposed transfer by the transferor(s); provided that Thomas W. Farley and any such other member of his group shall only be required to make representations as to itself and its ownership of the Global Blue Shares being sold, shall not be required to provide indemnification other than (x) as to his or its respective representations and/or (y) with respect to the Company and/or its subsidiaries, on a proportionate basis with the transferor(s) based on the number of Global Blue Shares being transferred, his or its indemnification shall be limited to the net proceeds from the sale of the Global Blue Shares, and he or it shall not be required to agree to any non-competition covenant or enter into any similar ancillary agreements (provided that he or it may be required to enter into shareholders’ or similar agreements, and/or a non-solicitation covenant, in each case on the same terms and conditions as apply to the transferor(s)) (the “Drag-Along Right”). If the transferor(s) are unable to structure the transfer of any Global Blue Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) to exercise the Drag-Along Right as part of the same transaction, it can compel Thomas W. Farley and the other members of his group to transfer the proportion of his and their Closing Common Shares then held as is equal to the proportion of Global Blue Shares (relative to its total holding of Global Blue Shares immediately prior to the relevant transaction) as the transferor(s) transferred pursuant to the transaction. If Thomas W. Farley or any member of his group defaults in transferring any of his Closing Common Shares pursuant to this paragraph, any officer of the transferor(s) is irrevocably authorized to execute all documents required to effect the transfer on his behalf. This paragraph will not apply if the transfer is effected by way of an SEC-registered offering pursuant to the Registration Rights Agreement.

If the Tag-Along Right or the Drag-Along Right are exercised at a time when Thomas W. Farley or any member of his group holds the 1,500,000 Global Blue Shares (out of the 4,316,321 Global Blue Shares received by Far Point LLC in respect of shares in FPAC pursuant to the Merger and transferred to Thomas W. Farley and others on the date of the Closing (the “Unrestricted Founder Shares”)), then at least 50% of the Closing Common Shares to be transferred under in connection with the Tag-Along Right or the Drag-Along Right must comprise Unrestricted Founder Shares or, if there are insufficient Unrestricted Founder Shares to comprise 50%, then such Closing Common Shares to be transferred must include all of the Unrestricted Founder Shares then held by Thomas W. Farley and his group taken as a whole, provided that, if the proportion of Unrestricted Founder Shares comprised in Closing Common Shares held by Thomas W. Farley and his group taken as a whole at the relevant time exceeds 50%, then such larger proportion of Closing Common Shares to be transferred must comprise Unrestricted Founder Shares. If Globetrotter or any of its affiliates transfers any Global Blue Shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) by way of a transaction that is an SEC-registered offering pursuant to the Registration Rights Agreement, the number of the Additional Founder Shares to be released from the Lock-up will be the same number of Additional Founder Shares that Thomas W. Farley and his group would have been entitled to apply the Tag-Along Right to had the transaction not been an SEC-registered offering pursuant to the Registration Rights Agreement.

Thomas W. Farley and his group shall not have rights or obligations under the Shareholders Agreement to participate in any transfer to or with any PIPE Investor or any affiliate of any PIPE Investor to the extent such transfer arises out of or is in connection with any share purchase and contribution agreement with any PIPE Investor (including any actual or alleged breach of any share purchase and contribution agreement with any PIPE Investor or any settlement or compromise in connection therewith, or any changes to the terms thereof).

The Shareholders Agreement also includes a voting agreement by the shareholders to vote for directors nominated for appointment by Globetrotter and to give effect to the terms of the Series A Preferred Shares.

The Shareholders Agreement is subject to the laws of Delaware. Any disputes arising out of or relating to the Shareholders Agreement shall be subject to the jurisdiction of the Court of Chancery of the State of Delaware.

The Shareholders Agreement was included in the GB Form 6-K, and is incorporated herein by reference.

Registration Rights Agreement

At the Closing, the Company, Third Point, the Seller Parties and certain other parties thereto, including Thomas W. Farley, entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Global Blue Shares and other Company securities, including Global Blue Warrants and Series A Preferred Shares, received by such parties in connection with the Business Combination (together with any securities issued in connection with any stock split or subdivision, stock dividend, distribution or similar transaction with respect thereto, the “Registrable Securities”). Pursuant to the Registration Rights Agreement, the Company has agreed to file a shelf-registration statement within forty-five (45) days of the Closing, subject to the ability to delay such filing under certain circumstances. Globetrotter and its affiliates and Third Point (collectively, the “Demand Shareholders”) are entitled from time-to-time to deliver to the Company take-down notices under the shelf registration statement stating their intent to sell Registrable Shares (including shares held by the Escrow Agent (as defined in the Registration Rights Agreement) on behalf of Management Sellers) in an underwritten offering, which may be either a marketed or non-marketed underwritten offering. If the Company fails to file the shelf registration statement or fails to maintain the effectiveness of the shelf registration statement, the Demand Shareholders are also entitled to demand that the Company register Registrable Shares (including shares held by the Escrow Agent) in amounts having an aggregate value equal to or greater than $30 million. The ability of certain parties to the Registration Rights Agreement to sell Registrable Securities are subject to certain transfer restrictions, including those described above under “—Shareholders Agreement.” Other parties holding Registrable Securities will be entitled to join in underwritten offerings under the shelf registration statement, demand registrations or other registrations by the Company, subject to customary cut-backs. Under the Registration Rights Agreement, the Company will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arose from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.

The Registration Rights Agreement was included in the GB Form 6-K, and is incorporated herein by reference.

PIPE Subscription Agreements

Concurrently with the execution and delivery of the Merger Agreement, the Company, FPAC and the Primary PIPE Investors entered into share subscription agreements pursuant to, and on the terms and subject to the conditions of, which the Primary PIPE Investors committed to subscribe for and purchase, concurrently with the Closing, in the aggregate, 12,500,000 Global Blue Shares for $10.00 per share or an aggregate purchase price equal to $125.0 million. As described above under Item 8.B., Primary PIPE Investors who had committed to subscribe for in aggregate $110 million did not consummate their subscriptions, alleging the failure of certain closing conditions in their share subscription agreements to be satisfied.

Concurrently with the execution and delivery of the Merger Agreement, the Company and Globetrotter entered into certain share purchase and contribution agreements with (i) FPAC and the Affiliated Secondary PIPE Investors and (ii) the Strategic Secondary PIPE Investor pursuant to which the Affiliated Secondary PIPE Investors and the Strategic Secondary PIPE Investor committed to purchase, concurrently with the Closing, ordinary shares of Global Blue Group AG from Globetrotter and Cayman Holdings for an aggregate purchase price of up to $100.0 million and equal to $125.0 million, respectively, and immediately contribute such ordinary shares of Global Blue Group AG to the Company for the subsequent issuance of up to 10,000,000 and equal to 12,500,000, respectively, Global Blue Shares. The commitment of the Affiliated Secondary PIPE Investors was subject to a dollar-for-dollar reduction to the extent the Backstop is drawn upon. The agreement with the Strategic Secondary PIPE Investor includes an 18-month lock-up transfer restriction on the Global Blue Shares to be acquired by it.

Pursuant to the terms and conditions of the August 15 Agreements, Globetrotter agreed not to enforce any rights or claims under the share purchase and contribution agreement with the Affiliated Secondary PIPE Investors. See section “Business Combination—August 15 Agreements” of Item 10.C.

Refinancing

Global Blue has refinanced the Existing Facilities in connection with the Business Combination, using a drawdown from the New Facilities (the “Refinancing”). The description of Global Blue’s financing arrangements is set forth in the Form F-4, in the section entitled “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—Banking Facilities and Loans,” and is incorporated herein by reference.

Management Shareholders Agreement

The Management Shareholders Agreement provides for, among other matters: (i) the calculation of the entitlements of the Management Sellers to receive shares in Global Blue Group AG as part of the Management Roll-up; (ii) once such shares in Global Blue Group AG are exchanged for cash and Voting Shares (pursuant to the Merger Agreement), restrictions on the managers’ ability to transfer the Voting Shares issued to them, except in specified circumstances (such as if it is in the context of a manager leaving the employment of the Global Blue group); (iii) the managers’ rights to sell a proportion of their Voting Shares alongside Globetrotter when Globetrotter sells Voting Shares, in each case subject to certain qualifications and exceptions; (iv) the repurchase of Voting Shares from managers who cease to be employees in circumstances where they are deemed to be “bad leavers”; and (v) undertakings from each manager to maintain the confidentiality of certain information and not to compete with the Company or solicit its employees, customers or suppliers for a period of 24 months after the cessation of such manager’s employment.

Non-Executive Director Agreements

Eric Meurice Director Agreement

Eric Meurice’s terms of appointment as a non-executive director of the Company is governed by a director agreement. Mr. Meurice is subject to customary provisions in relation to his obligations as an independent non-executive director including any fiduciary obligations he may owe to the Company, as well as his obligations in relation to confidentiality and intellectual property. He is also subject to customary restrictive covenant obligations under Swiss law that prohibit him from assuming a role in any business that is in competition with the Company for a period of one year after the termination of his appointment. Mr. Meurice’s re-election as an independent non-executive director will be put to the Company’s shareholders for approval at each annual general meeting.

Eric Strutz Director Agreement

Eric Strutz’s terms of appointment as a non-executive director of the Company is governed by a director agreement. Mr. Strutz is subject to customary provisions in relation to his obligations as an independent non-executive director including any fiduciary obligations he may owe to the Company, as well as his obligations in relation to confidentiality and intellectual property. He is also subject to customary restrictive covenant obligations under Swiss law that prohibit him from assuming a role in any business that is in competition with the Company for a period of one year after the termination of his appointment. Mr. Strutz’s re-election as an independent non-executive director will be put to the Company’s shareholders for approval at each annual general meeting.

CEO Service Agreement

A description of Jacques Stern’s service agreement with the Company is set forth in the Form F-4 in the section entitled “Management of New Global Blue Following the Business Combination—New Global Blue Executive Officer and Director Compensation Following the Business Combination—CEO Service agreement,” and is incorporated herein by reference.

Loan Indemnity Letter

On August 27, 2020, Globetrotter and Cayman Holdings entered into a side letter (the “Side Letter”), whereby they confirmed, among others, that “actual liquidity needs of the Group” (as referred to under clause 5(a)(ii) of the loan agreement, as included in the registration statement on Form F-4, which is incorporated by reference into this Report) may include (to the extent the Company does not itself otherwise have access to the needed liquidity to satisfy the indemnification obligations) indemnification obligations of the Company in favor of directors under the Company’s indemnification policies from time to time in effect in an aggregate amount up to $10 million, and that they will not object to a drawdown of a loan under the Supplemental Liquidity Facility for such purpose in such amount if the Company has such a liquidity need. The Side Letter was given for the benefit of each director of the Company during the period a loan may be drawn down under the Supplemental Liquidity Facility and shall terminate immediately at such time as the Company has first obtained a directors’ and officers’ liability insurance policy. The Company countersigned the Side Letter on August 28, 2020, following which date it committed itself to use reasonable endeavors to obtain directors’ and officers’ liability insurance on commercially reasonable terms as soon as is reasonably practicable.

Conversion Agreement

At Closing, the Company entered into a Conversion Agreement with, amongst others, Cayman Holdings and Globetrotter to govern the issuance and delivery of Global Blue Shares in exchange for Series A Preferred Shares from the holders of Series A Preferred Shares. The holders of Series A Preferred Shares are entitled to receive a preferred dividend in accordance with the articles of association of the Company.

The Conversion Agreement sets the conversion ratio, of Global Blue Shares to be received in exchange for Series A Preferred Shares, as one-for-one, subject to certain adjustments. If the number of outstanding Global Blue Shares is increased by a split-up of Global Blue Shares or other similar event, the number of Global Blue Shares issuable on the exchange of each Series A Preferred Shares is increased in proportion to such increase in the outstanding Global Blue Shares. If the number of outstanding Global Blue Shares is decreased by a consolidation, combination, reverse share split or reclassification of Global Blue Shares or other similar event, the number of Global Blue Shares issuable on the exchange of each Series A Preferred Shares is decreased in proportion to such increase in the outstanding Global Blue Shares. If an adjustment results in a holder being entitled to receive a fractional interest in a Global Blue Share upon the exercise of a Series A Preferred Share, the number of Global Blue Shares to be issued to such holder upon such exchange is rounded to the nearest whole number.

The Conversion Agreement sets out a mechanism by which a holder of Series A Preferred Shares may exercise a put option with respect to all or part of such holder’s Series A Preferred Shares in a cashless exchange for delivery of Global Blue Shares and a mechanism by which the Company may exercise a call option with respect to all or part of a holder’s Series A Preferred Shares in a cashless exchange for delivery of Global Blue Shares. The call option is subject to certain conditions: the holder is not restricted from making a transfer at the time of conversion, the conversion does not take place during a blackout period, and the value of the Global Blue Shares based on daily dollar volume-weighted average price for 30 trading days prior to conversion equals or exceeds $18.00. The Conversion Agreement also sets out a mechanism by which the Company may redeem some or all of the Series A Preferred Shares following the fifth anniversary from Closing, provided that no put option or call option has been exercised in respect of the relevant Series A Preferred Shares, the value of each Series A Preferred Share on an as-converted basis based on daily dollar volume-weighted average price for 30 trading days prior to conversion equals or exceeds $10.00, and certain other conditions are met.

The Company agrees, subject to applicable Swiss laws, to use reasonable best efforts to take all actions required to maintain and reserved at all times a number of Global Blue Shares in the Company’s treasury sufficient from time to time to permit the issuance and delivery of such number of Global Blue Shares as may be required to consummate the conversions. The Company agrees to use reasonable best efforts to take all actions required to maintain and reserve at all times sufficient authorized share capital to permit the issuance and delivery of Global Blue Shares in connection the consummation of a conversion, including by proposing to increase the authorized share capital concurrently with any upward adjustment of the number of Global Blue Shares issuable in connection with a conversion. If the Company intends to incur or increase indebtedness and: (i) such indebtedness would result in the ratio of Global Blue’s indebtedness to EBITDA being greater than five (5); and (ii) at the time of the proposed increase of such indebtedness there would be at least EUR €25,000,000 of Series A Preferred Shares outstanding, the proposed increase will require the prior written approval of the holders of a majority of the Series A Preferred Shares prior to such increase.

The Conversion Agreement is governed by the laws of Delaware. Any dispute arising out of or relating to the Conversion Agreement is subject to arbitration in Zurich, Switzerland, in accordance with the Rules of Arbitration of the International Chamber of Commerce.

D.	Exchange Controls

Other than in connection with government sanctions imposed on certain persons from the Republic of Iraq, the Islamic Republic of Iran, Lebanon, Yemen, Libya, Sudan, the Republic of South Sudan, Burundi, the Democratic Republic of Congo, Somalia, Guinea-Bissau, Syria, Myanmar (Burma), Zimbabwe, Belarus, Guinea, the Democratic People’s Republic of Korea (North Korea), the Central African Republic, the Republic of Mali, Venezuela, Nicaragua, persons and organizations with connections to Osama bin Laden, the “Al-Qaeda” group or the Taliban, certain persons in connection with the assassination of Rafik Hariri, and certain measures in connection with the prevention of circumvention of international sanctions in connection with the situation in Ukraine, there are currently no government laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of the Global Blue Shares and the Series A Preferred Shares.

E.	Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the sections entitled “The Business Combination Proposal—Material Tax Considerations—Material U.S. Federal Income Tax Considerations” and “The Business Combination Proposal—Material Tax Considerations—Material Swiss Tax Consequences,” which are incorporated herein by reference.

Material Swiss Tax Consequences

The following summary sets forth the material Swiss tax consequences of owning and disposing of Global Blue Warrants.

This summary is based upon Swiss tax laws and the practices of the Swiss tax authorities in effect on the date of this Report. In addition, this summary is based upon tax rulings obtained from the Swiss Federal Tax Administration on July 15, 2020, which confirmed the tax consequences relating to the Merger, provided the relevant circumstances remain the same and the Merger is completed within six months from July 15, 2020, and from the Zurich Cantonal Tax Administration on August 26, 2020 which confirmed certain Swiss tax consequences of the Merger. Such law and administrative practice is subject to change at any time, possibly with retroactive effect. The summary does not constitute tax advice and is intended only as a general guide. It is not exhaustive and shareholders should consult their own tax advisors about the Swiss tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the acquisition, ownership and disposal of the Global Blue Warrants other than the purchase by the Company or any of its subsidiaries.

Holding and Disposing of Global Blue Warrants

Swiss Income Taxes

Holders resident outside of Switzerland and not engaged in trade or business in Switzerland

A holder who is not a resident of Switzerland for Swiss tax purposes, and who, during the applicable tax year, has not engaged in a trade or business carried on through a permanent establishment in Switzerland for tax purposes, will not be subject to any Swiss federal, cantonal or communal income tax as a result of the exercise or sale of the Global Blue Warrants.

Swiss resident individual holders holding Global Blue Warrants as private investments

For a holder who is an individual resident in Switzerland for tax purposes and who holds Global Blue Warrants as a private investment, the sale or the exercise of Global Blue Warrants should be tax neutral for the purposes of Swiss federal, cantonal and communal income tax provided that FPAC is not merged into the Company or liquidated within 5 years after the Business Combination.

Global Blue Warrants held as assets of a Swiss business

Holders who hold Global Blue Warrants as part of a trade or business carried on in Switzerland should recognize taxable gain or loss upon the exercise or the sale of the Global Blue Warrants for the purposes of Swiss federal, cantonal and communal income tax to the extent the fair market value of Global Blue Warrants exceeds or is lower, respectively, than the tax value of Global Blue Warrants. This taxation treatment also applies to Swiss resident private individuals who, for Swiss income tax purposes, qualify as “professional securities dealers” because of, among other things, frequent dealing, or leveraging their investments, in securities. In addition, social security contributions may need to be considered.

Holders who hold Global Blue Warrants as part of a trade or business carried on in Switzerland should recognize taxable gain or loss for the purposes of Swiss federal, cantonal and communal income tax to the extent the fair market value of the Global Blue Warrants exceeds or is lower, respectively, than the tax value of the Global Blue Warrants. This taxation treatment also applies to Swiss resident private individuals who, for Swiss income tax purposes, qualify as “professional securities dealers” because of, among other things, frequent dealing, or leveraging their investments, in securities.

Swiss securities turnover tax

The sale or the exercise of the Global Blue Warrants is not subject to Swiss securities turnover tax (Umsatzabgabe).

Swiss federal withholding tax

The sale or exercise of the Global Blue Warrants is not subject to Swiss federal withholding tax (Verrechnungssteuer).

Swiss securities issuance tax

Any funds paid to the Company upon exercising the Global Blue Warrants will be subject to share issuance tax of 1% in case the issued shares do not derive from bought back shares.

Swiss wealth tax and capital tax

Global Blue Warrants held by holders resident outside of Switzerland and not engaged in trade or business in Switzerland

A holder of Global Blue Warrants who is not a resident of Switzerland for Swiss tax purposes, and who, during the applicable tax year, has not engaged in a trade or business carried on through a permanent establishment in Switzerland for tax purposes, is not subject to any cantonal and communal wealth or annual capital tax because of the mere holding of the Global Blue Warrants.

Global Blue Warrants held by holders resident in Switzerland

A Swiss resident individual holder of Global Blue Warrants is required to report Global Blue Warrants as part of private wealth and is subject to cantonal and communal wealth tax.

A holder who holds Global Blue Warrants as part of a trade or business conducted in Switzerland is required to report Global Blue Warrants as part of business wealth or taxable capital, as defined, and is subject to cantonal and communal wealth or annual capital tax.

Holding and Disposing of Global Blue Shares

International automatic exchange of information in tax matters

Switzerland has concluded a multilateral agreement with the European Union on the international automatic exchange of information (the “AEOI”) in tax matters (the “AEOI Agreement”). This AEOI Agreement entered into force as of January 1, 2017 and applies to all 27 member states as well as Gibraltar. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other jurisdictions entered into force. The Federal Act on the International Automatic Exchange of Information in Tax Matters, which is the primary legal basis for the implementation of the AEOI standard in Switzerland, entered into force on January 1, 2017 as well.

Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects and exchanges data in respect of financial assets, which may include Global Blue Shares or Global Blue Warrants, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU Member State or in a treaty state. Switzerland has signed and is expected to sign further bilateral or multilateral AEOI in tax matter agreements with other countries. Certain of these agreements entered into force on January 1, 2020 or will enter into force at a later date.

A list of such multilateral agreements and bilateral agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF) (www.sif.admin.ch/ sif/en/home/themen/internationale-steuerpolitik/automatischer-informationsaustausch.html).

Swiss facilitation of the implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force allowing U.S. competent authority in accordance with the information reported in aggregated form to request all the information on U.S. accounts without a declaration of consent and on non-consenting non-participating financial institutions.

On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

F.	Dividends and Paying Agents

The payment of any cash dividends will be dependent upon the revenue, earnings and financial condition of the Company from time to time. The payment of any dividends will be within the discretion of the board of directors of the Company.

G.	Statement by Experts

The financial statements of Global Blue Group AG as of March 31, 2020, 2019 and 2018 and for each of the three years in the period ended March 31, 2020 incorporated by reference herein have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Global Blue Group AG’s restatement of its consolidated financial statements as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers SA, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers SA is a member of EXPERTsuisse — Swiss Expert Association for Audit, Tax and Fiduciary.

The financial statements for FPAC as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and for the period from February 23, 2018 (inception) through December 31, 2018 incorporated by reference herein have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report (which includes an explanatory paragraph relating to the ability of FPAC to continue as a going concern as described in Note 1 to the financial statements) thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “Global Blue’s Management’s Discussion and Analysis of Financial Condition and Results of Operation—Quantitative and Qualitative Disclosure about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Global Blue Warrants

Information pertaining to Global Blue Warrants is set forth in the Form F-4, in the section entitled “Description of New Global Blue Securities—New Global Blue Warrants,” which is incorporated herein by reference.

Series A Preferred Shares

Information pertaining to Series A Preferred Shares is set forth in the Form F-4, in the section entitled “Description of New Global Blue Securities—Capital Structure of New Global Blue—Series A Preferred Shares,” which is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Association of Global Blue Group Holding AG (incorporated by reference to Exhibit 3.1 to the Report of Foreign Private Issuer on Form 6-K filed on August 31, 2020 (file no. 001- 39477)).

1.2	Organizational Regulations of the Board of Directors of Global Blue Group Holding AG.*

2.1	Specimen ordinary share certificate of Global Blue Group Holding AG (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-4/A filed June 19, 2020 (file no. 333- 236581)).

2.2	Specimen warrant certificate of Global Blue Group Holding AG (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-4/A filed June 19, 2020 (file no. 333- 236581)).

2.3	Warrant Agreement, dated June 11, 2018, by and between Far Point Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Far Point Acquisition Corporation filed June 15, 2018 (file no. 001-38521)).

2.4	Warrant Assumption Agreement, dated August 28, 2020, by and among Far Point Acquisition Corporation, Global Blue Holding AG and Continental Stock Transfer & Trust Company, as Warrant agent.*

4.1	Merger Agreement, dated as of January 16, 2020, by and among Far Point Acquisition Corporation, SL Globetrotter, L.P., Global Blue Group Holding AG, Global Blue US Holdco LLC, Global Blue US Merger Sub Inc., Global Blue Holding L.P., Global Blue Group AG, Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative, solely for purposes of Sections 2.20 and 8.01 thereof, Far Point LLC and Jacques Stern, solely in his capacity as the Management Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A of Far Point Acquisition Corporation filed January 21, 2020 (file no. 001-38521)).

4.2	Form of Share Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A of Far Point Acquisition Corporation filed January 21, 2020 (file no. 001- 38521)).

4.3	Shareholders agreement, dated as of August 28, 2020, by and among Global Blue Holding L.P., SL Globetrotter, L.P., Thomas W. Farley and certain members of management of Global Blue Group Holding AG (incorporated by reference to Exhibit 10.1 to the Report of the Foreign Private Issuer on Form 6-K filed on August 31, 2020 (file no. 001-39477)).

4.4	Relationship Agreement, dated as of August 28, 2020, between Global Blue Group Holding AG and SL Globetrotter, L.P.*

4.5	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Meurice.*

4.6	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Strutz.*

4.7	Conversion Agreement, dated as of August 28, 2020, by and among Global Blue Group Holding AG, Global Blue Holding LP, SL Globetrotter, L.P. and the several persons whose names and addresses are set out in each of his/her respective joinder agreements in a form substantively the same as that set out in Schedule 1 thereto.*

4.8	Loan Indemnity Letter, dated as of August 27, 2020, by and among Global Blue Holding L.P., SL Globetrotter, L.P. and Global Blue Group Holding AG *

4.9	Registration rights agreement, dated as of August 28, 2020, by and among Global Blue Group Holding AG, certain affiliates of Third Point LLC, SL Globetrotter, L.P., Global Blue Holding L.P. and certain other holders listed therein (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer on Form 6-K filed August 31, 2020 (file no. 001-39477)).

4.10	Conformed copy of Second Amended IPO Facilities Agreement, dated as of October 25, 2019 as amended by an amendment letter dated January 14, 2020, by and among Global Blue Group AG and the banks named therein (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4/A filed on June 19, 2020 (file no. 333-236581)).

4.11	Employment Agreement, dated as of August 31, 2020, between Jacques Stern and Global Blue SA.*

Exhibit No.	Description

4.12	Management Shareholders Agreement, dated as of January 16, 2020, by and among Global Blue Holding LP, SL Globetrotter, L.P., Jacques Stern, as Management Representative, Global Blue Group Holding AG, with respect to Clause 7, Partners Group Private Equity (Master Fund), LLC, Partners Group Barrier Reef, L.P. and Partners Group Client Access 5, L.P. Inc. (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 filed February 24, 2020 (file no. 333-236581)).

4.13	Management shareholders agreement deed of amendment, dated as of August 26, 2020, by and among Global Blue Holding L.P., Jacques Stern in his capacity as Management Representative, Global Blue Group Holding AG, SL Globetrotter, L.P. and Estera Trust (Jersey) Limited in its capacity as trustee of the Global Blue Equity Plan Employee Trust (incorporated by reference to Exhibit 10.3 to the Report of Foreign Private Issuer on Form 6-K filed August 31, 2020 (file no. 001-39477)).

4.14	Waiver Letter dated July 13, 2020 from SL Globetrotter, L.P. to Far Point Acquisition Corporation (incorporated by reference to Exhibit I to Amendment No. 1 to Schedule 13D filed by SL Globetrotter, L.P., SL Globetrotter GP, Ltd., Silver Lake Technology Associates III Cayman, L.P., and Silver Lake (Offshore) AIV GP III, Ltd. on July 14, 2020).

4.15	Commitment Letter dated July 13, 2020 from certain Seller Parties to Global Blue Group Holding AG, including form of Loan Agreement among certain Seller Parties and Global Blue Group Holding AG (incorporated by reference to Exhibit J to Amendment No. 1 to Schedule 13D filed by SL Globetrotter, L.P., SL Globetrotter GP, Ltd., Silver Lake Technology Associates III Cayman, L.P., and Silver Lake (Offshore) AIV GP III, Ltd. on July 14, 2020).

4.16	Letter Agreement, dated as of August 15, 2020, by and among Far Point Acquisition Corporation, SL Globetrotter, L.P., individually and in its capacity as the GB Shareholders’ Representative under Merger Agreement, Global Blue Group AG, Global Blue Group Holding AG, Global Blue US Holdco LLC, Global Blue US Merger Sub Inc. and Global Blue Holding L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Far Point Acquisition Corporation filed August 17, 2020 (file no. 001-38521)).

4.17	Letter Agreement, dated as of August 15, 2020, by and among SL Globetrotter, L.P., individually and in its capacity as the GB Shareholders’ Representative under Merger Agreement, Global Blue Group AG, Global Blue Group Holding AG, Global Blue US Holdco LLC, Global Blue US Merger Sub Inc. and Global Blue Holding L.P., Cloudbreak Aggregator LP, Far Point LLC, Third Point Ventures LLC (as nominee of the TP Funds), Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P. and Third Point Enhanced L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Far Point Acquisition Corporation filed August 17, 2020 (file no. 001-38521)).

4.18	Letter Agreement, dated as of August 15, 2020, by and among Far Point Acquisition Corporation, Cloudbreak Aggregator LP, Far Point LLC, Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P. and Third Point Enhanced L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8 - K of Far Point Acquisition Corporation filed August 17, 2020 (file no. 001-38521)).

15.1	Consent of PricewaterhouseCoopers SA.*

15.2	Consent of WithumSmith+Brown, PC.*

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

GLOBAL BLUE GROUP HOLDING AG
September 3, 2020	By:	/s/ Jacques Stern
Name: Jacques Stern
Title: Chief Executive Officer