Form 20-F/A
period 2021-03-31
Global Blue Group Holding AG
filed 2021-12-07
CIK 1799983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

☐ Yes    ☒ No

3

GLOBAL BLUE GROUP HOLDING AG

Forward-looking statements
Some of the statements in this Annual Report on Form 20-F constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described below in the “Summary Risk Factors,” in “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report on Form 20-F/A and those described from time to time in our future reports to be filed with the Securities and Exchange Commission (the “SEC”).
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

EXPLANATORY NOTE

This Amendment No.1 to Form 20-F (this “Amendment” or “Form 20-F/A”) amends the Global Blue Group Holding AG’s (“Global Blue” or the “Company”) Annual Report on Form 20-F for the year ended March 31, 2021 originally filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021 (the “Original Filing”). This Amendment restates the Company’s previously issued consolidated financial statements as of and for the year ended March 31, 2021.
Restatement Background
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (the “SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The SEC Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. That guidance, applicable for U.S. GAAP-reporting companies, could result in SPAC-issued warrants being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in the statement of operations for each reporting period.
Under IFRS, and in relation to SPAC-issued warrants, there are alternative views on how to determine the charge for listing services; one view is to continue accounting for them under IFRS 2 and be presented in equity, and the other is to evaluate under IAS 32 and be presented as a liability and adjusted to fair value at the balance sheet date.
Given the alternative views, the Company deemed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and elected to present the warrants under IFRS 2. The Company has observed that other foreign private issuers have recently revised or restated their interim and/or annual financial statements, following the dialogue they reported with the Staff, and changed the presentation of their warrants from equity to liability under IFRS.
The Company, previously classifying its warrants as equity, reviewed and discussed the accounting treatment of its warrants with its financial advisors and the Audit Committee of its Board of Directors, and evaluated the applicability and potential impact of the Staff’s view on the accounting for the warrants under IFRS.
Following this review and evaluation, and after consulting with management, the Company’s board of directors, upon the recommendation of the audit committee, concluded that, in light of the recent developments it should restate its financial statements to correct for the misapplication of IFRS and to account for the warrants as a liability that is adjusted to fair value. Therefore, the Company has restated its audited consolidated financial statements for the year ended March 31, 2021 to present the warrants as a liability and to adjust for the changes in fair value.
This restatement results in non-cash financial statement corrections for the Affected Period.
In addition, for the year ended March 31, 2021, basic and diluted loss per preference share were restated to correct the allocation of income between the two classes of shares. The adjustment to basic and diluted preference shares also reflects a correction in the number of weighted average shares outstanding.
Effect of Restatement
As described above, as a result of these items, the Company is including in this Amendment restated consolidated financial statements as of and for the year ended March 31, 2021. Accordingly, due to this restatement, the warrants are now classified as a liability in the Company’s consolidated statement of financial position and adjustments to fair value are recognized as a gain or loss in the Company’s consolidated statements of loss.

The effect of the correction for the accounting of warrants is (i) a reduction in Shareholders’ equity of EUR 31.0 million at March 31, 2021 as a result of recording the warrants as a liability at fair value and (ii) an increase of the net loss of EUR 10.9 million for the year ended March 31, 2021 resulting from an increase in the fair value of the warrants since their initial valuation. Although there was no impact on revenue, operating expenses and the operating loss have been impacted as the change in the fair value of the warrants’ financial liability is presented within operating expenses, and not as a component of net financial costs. The restatement of the consolidated financial statements for the year ended March 31, 2021 had no impact on the Company’s liquidity or cash position. Basic and diluted loss per ordinary share for the year ended March 31, 2021 was increased from 2.30 to 2.35 and the basic and diluted loss per preference share was reduced from 2.73 to 1.67.
An explanation of the impact on the Company’s consolidated financial statements is contained in Note 3 to the accompanying consolidated financial statements included in this Amendment.
As all material restatement information will be included in this Amendment, investors and others should rely only on the financial information and other disclosures regarding the restatement information for the Affected Period in this Amendment and in future filings with the SEC (as applicable) and should not rely on any previously furnished or filed reports, earnings releases, guidance, investor presentations or similar communications regarding restatement information for the Affected Period.

Internal Control Considerations
In light of the restatement discussed above, the Company has reassessed the effectiveness of its disclosure controls and procedures and internal controls over financial reporting as of March 31, 2021 and has concluded that its remediation plan of its previously disclosed material weakness sourcing from a lack of a sufficient complement of personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements, and which was to (i) engage external third parties to assist with the implementation of our enhanced internal control framework, (ii) implement regular and continuous internal control and financial reporting training programs for our accounting and financial reporting personnel, and (iii) create a new department within the company with new qualified personnel in charge of strengthening the financial reporting function and to improve the financial and systems control framework, also includes these matters.
Items Amended in this Form 20-F/A
For the reasons discussed above, the Company is filing this Amendment in order to amend the following items in our Original 20-F Filing to the extent necessary to reflect the adjustments discussed above and make corresponding revisions to our financial data cited elsewhere in this Amendment.
•Item 3. Key Information
•Item 5. Operating and Financial Review and Prospects
•Item 18. Financial Statements
This Amendment speaks as of the filing date of the Original 20-F Filing and does not reflect events occurring after the filing date of the Original Filing.
The Company has not filed, and does not intend to file, amendments to interim quarterly information for any of the quarters for the year ended March 31, 2021. Accordingly, investors should rely only on the financial information and other disclosures regarding the restated periods in this Form 20-F/A or in future filings with the SEC (as applicable), and not on any previously issued or filed reports, earnings releases or similar communications relating to these periods.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and senior management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected financial data

We have derived the consolidated statements of income/loss for the years ended March 31, 2021, 2020, and 2019 presented below and the selected consolidated balance sheet data as of March 31, 2021, 2020, and 2019 presented below from our audited consolidated financial statements included elsewhere in this Annual Report on Form 20-F. Our historical audited consolidated financial statements for the year ended March 31, 2021 have been restated. For details see Note 3 to our audited consolidated financial statements included elsewhere in this Form 20-F. The consolidated statement of income for the year ended March 31, 2018 and the selected consolidated balance sheet data as of March 31, 2018 has been derived from our audited consolidated financial statements not included in this Annual Report on Form 20-F. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F. Our historical results are not necessarily indicative of the results to be expected in the future.
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

CONSOLIDATED INCOME STATEMENT
	For the financial year ended March 31
	2021 Restated		2020		2019		2018
	(in EUR millions)
Total revenue	44.7		420.4		413.0		421.4
Operating expenses	(486.1)		(379.2)		(354.4)		(361.6)
Operating (Loss) / profit	(441.4)		41.2		58.5		59.9
Net finance costs	(24.0)		(31.8)		(28.7)		(32.1)
(Loss) / Profit before tax	(465.4)		9.4		29.8		27.7
Income tax benefit / (expense)	31.0		(7.7)		(23.0)		(8.3)
(Loss) / Profit for the period	(434.4)		1.7		6.9		19.5
Owners of the parent	(433.0)		(3.5)		2.4		15.7
Non-controlling interests	(1.4)		5.2		4.5		3.8
(Loss) / Profit for the period	(434.4)		1.7		6.9		19.5
Shares outstanding	211,252,951		40,000,000		40,000,000		40,000,000
Basic and diluted (loss) / profit per ordinary share	EUR	(2.35)	EUR	(0.02)	EUR	0.01	EUR	0.39
Basic and diluted (loss) / profit per preference share	EUR	(1.67)	EUR	—	EUR	—	EUR	—

See Note 14 to our audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F for a description of the method used to compute basic and diluted net profit/(loss) per share attributable to common shareholders.

Adjusted EBITDA
	For the Financial Year Ended March 31
	2021 Restated	2020	2019	2018
	(in EUR millions)
Profit/(Loss) for the year	(434.4)	1.7	6.9	19.5
Profit/(Loss) Margin (%)	(N/A)	0.4%	1.7%	4.6%
Income tax benefit/(expense)	(31.0)	7.7	23.0	8.3
Net finance costs	24.0	31.8	28.7	32.1
Exceptional items	285.1	16.0	9.9	24.4
Depreciation and amortization	116.3	113.6	105.1	86.7
Adjusted EBITDA	(39.9)	170.7	173.5	171.1
Adjusted EBITDA Margin (%)	(N/A)	40.6%	42.0%	40.6%

Adjusted NET INCOME/(LOSS) (GROUP SHARE)
	For the financial year ended March 31
	2021 Restated	2020	2019	2018
	(in EUR millions)
(i) Income tax benefit/(expense)	31.0	(7.7)	(23.0)	(8.3)
Tax effect of adjustments	(16.5)	(14.9)	(3.4)	(20.6)
(ii) Adjusted tax expenses	14.5	(22.6)	(26.3)	(28.9)
(iii) Profit/(Loss) before tax	(465.4)	9.4	29.8	27.7
Exceptional Items	285.1	16.0	9.9	24.4
Amortization of intangible assets acquired through business combinations	74.6	74.5	74.6	74.8
(iv) Adjusted Profit/(Loss) before tax	(105.7)	99.8	114.3	127.0
(i)/(iii) Effective Tax Rate (%)	6.7%	82.1%	76.9%	29.8%
(ii)/(iv) Adjusted Effective Tax Rate (%)	13.7%	22.7%	23.0%	22.7%

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
	As of March 31,
	2021 Restated	2020	2019	2018
	(in EUR million)
ASSETS
Non-current assets	709.9	712.8	777.8	783.1
Current assets	251.3	411.4	421.3	384.4
Total assets	961.2	1,124.2	1,199.2	1,167.6
EQUITY AND LIABILITIES
Share capital	1.9	0.3	0.3	0.3
Share premium	1,633.7	391.9	391.9	391.9
Other equity	(10.1)	0.0	0.0	0.0
Other reserves	(979.2)	(11.9)	(1.2)	(5.6)
Accumulated losses	(753.7)	(317.2)	(312.5)	(305.9)
Equity attributable to owners of the parent	(107.4)	63.1	78.5	80.7
Non-controlling interests	6.8	8.4	8.4	8.9
Total equity	(100.6)	71.5	87.0	89.6
LIABILITIES
Non-current liabilities	779.6	704.0	717.8	689.1
Current liabilities	282.2	348.7	394.4	388.8
Total liabilities	1,061.7	1,052.7	1,112.2	1,078.0
Total equity and liabilities	961.2	1,124.2	1,199.2	1,167.6

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
As previously disclosed, Global Blue’s historical audited consolidated financial statements for the years ended March 31, 2021 and March 31, 2020 were restated. While we have designed and implemented controls to remediate the material weakness, as described in more detail in “Item 15, Controls and Procedures” our efforts may not be successful. These remediation measures may be time consuming, costly, and may place significant demands on our financial and operational resources. If our efforts to remediate these material weaknesses are not successful, the remediated material weaknesses may reoccur or other material weaknesses could occur in the future.
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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements, including the notes thereto, included in this Annual Report on Form 20-F. Global Blue’s historical audited consolidated financial statements for the year ended March 31, 2021 have been restated. See Note 3 to the Company’s audited consolidated financial statements included elsewhere in this filing. Accordingly, the following discussion reflects the effects of the restatement and is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key information—D. Risk factors” and elsewhere in this Annual Report.

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

For the financial year ended March 31, 2021 the monthly average Total Operating Expenses were EUR 40.5 million compared to a monthly average of EUR 31.6 million for the financial year ended March 31, 2020. This increase is mainly due to the increase of the Exceptional Items largely driven by costs related to the business combination with FPAC (see “—Exceptional Items” for more details), however the monthly average Operating Expenses after excluding exceptional items, depreciation and amortization and volume related operating expenses (“Fixed Adjusted Operating Expenses”) were reduced by 53.1% to EUR 6.2 million for the financial year ended March 31, 2021 from EUR 13.2 million for the financial year ended March 31, 2020 as a result of these short-term measures and gradually some longer-term measures.
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
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the financial years ended March 31, 2021, 2020 and 2019:

	For the Financial Year Ended March 31
	2021 Restated	2020	2019
	(in EUR millions)
Income Statement Data:
Total revenue	44.7	420.4	413.0
Of which: TFSS revenue	30.8	359.6	349.3
Of which: AVPS revenue	13.9	60.8	63.7
Operating expenses	(486.1)	(379.2)	(354.4)
Operating Profit/(Loss)	(441.4)	41.2	58.5
Finance income	2.5	5.3	2.8
Finance costs	(26.4)	(37.2)	(31.5)
Net finance costs	(24.0)	(31.8)	(28.7)
Profit/(Loss) before tax	(465.4)	9.4	29.8
Income tax benefit/(expense)	31.0	(7.7)	(23.0)
Profit/(Loss) for the period	(434.4)	1.7	6.9

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

Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the Financial Year Ended March 31
	2021 Restated	2020	2019
	(in EUR millions)
Total operating expenses	(486.1)	(379.2)	(354.4)
Amortization of intangible assets acquired through business combinations	(74.6)	(74.5)	(74.6)
Other Depreciation and amortization	(41.8)	(39.1)	(30.5)
Depreciation and amortization	(116.3)	(113.6)	(105.1)
Exceptional items	(285.1)	(16.0)	(9.9)
Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)	(84.6)	(249.7)	(239.5)
Variable Adjusted Operating expenses	(10.4)	(91.1)	(82.7)
Fixed Adjusted Operating expenses	(74.3)	(158.5)	(156.8)

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

Exceptional items
Our exceptional items were EUR 285.1 million for the financial year ended March 31, 2021 (EUR 16.0 million for the financial year ended March 31, 2020). These expenses correspond mainly to i) Corporate restructuring expenses of EUR 256.3 million mainly related to charges incurred associated with the capital reorganization and subsequent merger with FPAC of EUR 250.7 million of which EUR 199.5 million were non-cash expenses (included a non-cash issuance charge of EUR 135.3 million which represents the difference in the fair value of equity instruments held by FPAC stockholders over the fair value of identifiable net assets of FPAC, a non-cash share-based revaluation charge of EUR 59.7 million upon conversion of previously cash-settled plans to equity-settled plans, the write-off of historical capitalized debt refinancing costs EUR 8.1 million and IFRS 9 conversion unwinding credit amount of EUR 3.6 million), a transaction bonus of EUR 6.0 million, advisory expenses associated with the transaction of EUR 45.2 million and EUR 5.5 million expenses linked to the acquisition of ZigZag company; ii) Change in fair value of warrants of EUR 10.9 million related to the impact of revaluing the stock warrants at fair value; iii) Business restructuring expenses of EUR 10.3 million associated with severance and restructuring costs as the Company is implementing longer-term reductions of Fixed Adjusted Operating Expenditures as short-term measures (government support) gradually started to be phased out iv) Impairment costs of EUR 3.9 million of which EUR 2.7 million relate to UK TFS discontinuation and EUR 1.2 million of write-offs of capitalized projects and v) expenses related to a Share Based Payment plan of EUR 1.2 million.
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

Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Operating Profit/(Loss) and Adjusted EBITDA:

	For the Financial Year Ended March 31
	2021 Restated	2020	2019
	(in EUR millions)
Profit/(Loss) for the year	(434.4)	1.7	6.9
Profit/(Loss) Margin (%)	(N/A)	0.4%	1.7%
Income tax benefit/(expense)	(31.0)	7.7	23.0
Net finance costs	24.0	31.8	28.7
Exceptional items	285.1	16.0	9.9
Depreciation and amortization	116.3	113.6	105.1
Adjusted EBITDA	(39.9)	170.7	173.5
Adjusted EBITDA Margin (%)	(N/A)	40.6%	42.0%

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
Our Adjusted EBITDA decreased by EUR 2.8 million, to a EUR 170.7 million profit for the financial year ended March 31, 2020, from EUR 173.5 million profit for the financial year ended March 31, 2019. This was due to increased EUR 7.4 million Revenue but more than offset by EUR 10.2 million increase Operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization).

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
Adjusted Net Income/(Loss) (Group Share)

	For the Financial Year Ended March 31
	2021 Restated	2020	2019
	(in EUR millions)
Profit/(loss) attributable to owners of the parent	(433.0)	(3.5)	2.4
Exceptional items	285.1	16.0	9.9
Amortization of intangible assets acquired through business combinations	74.6	74.5	74.6
Tax effect of adjustments	(16.5)	(14.9)	(3.4)
Adjusted Net Income/(Loss) (Group Share)	(89.8)	71.9	83.5

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

Adjusted Effective Tax Rate

	For the Financial Year Ended March 31
	2021 Restated	2020	2019
	(in EUR millions)
(i) Income tax benefit/(expense)	31.0	(7.7)	(23.0)
Tax effect of adjustments	(16.5)	(14.9)	(3.4)
(ii) Adjusted tax expenses	14.5	(22.6)	(26.3)
(iii) Profit/(Loss) before tax	(465.4)	9.4	29.8
Exceptional Items	285.1	16.0	9.9
Amortization of intangible assets acquired through business combinations	74.6	74.5	74.6
(iv) Adjusted Profit/(Loss) before tax	(105.7)	99.8	114.3
(i)/(iii) Effective Tax Rate (%)	6.7%	82.1%	76.9%
(ii)/(iv) Adjusted Effective Tax Rate (%)	13.7%	22.7%	23.0%

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
In light of the restatement discussed herein, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has reassessed the effectiveness of its disclosure controls and procedures and internal controls over financial reporting as of March 31, 2021, and has concluded that its remediation plan of its previously disclosed material weaknesses will be expanded to address this matter to improve the process and controls in the determination of the appropriate accounting and classification of our financial instruments and earnings per share calculation.
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
		Form 8-K	001-38521	10.2	August 17, 2020

4.13	Letter Agreement, dated August 15, 2020, by and among Far Point Acquisition Corporation, Cloudbreak Aggregator LP, Far Point LLC, Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P. and Third Point Enhanced L.P. (incorporated by reference to the Current Report of Far Point Acquisition Corporation)	Form 8-K	001-38521	10.3	August 17, 2020

4.14	Conformed copy of Second Amended IPO Facilities Agreement, dated as of October 25, 2019 as amended by an amendment letter dated January 14, 2020, by and among Global Blue Group AG and the banks named therein (incorporated by reference)	Form F-4/A	333-236581	10.14	June 19, 2020

4.15	Waiver Letter, dated as of February 3, 2021, between, among others, Global Blue Group Holding AG and RBC Europe Limited as agent (incorporated by reference)	Form F-1	333-254630	10.14	March 23, 2021

4.16	Employment Agreement, dated as of August 31, 2020, between Jacques Stern and Global Blue SA (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.11	September 3, 2020

4.17	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Meurice (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.5	September 3, 2020

4.18	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Strutz (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.6	September 3, 2020

8.1	List of subsidiaries of the Company (incorporated by reference)	Form F-4	333-236581	21.1	February 24, 2020

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Restatement of Previously Issued Financial Statements

As discussed in Note 3 to the consolidated financial statements, the Company has restated its 2021 consolidated financial statements to correct errors.

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

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland
June 28, 2021, except for the effects of the restatement discussed in Note 3 to the consolidated financial statements, as to which the date is December 7, 2021.

We have served as the Company's or its predecessors’ auditor since 2010.

Consolidated IFRS Financial Statements

GLOBAL BLUE

FY 2020 - 2021

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of March 31
(EUR thousand)	Notes	2021 Restated	2020	2019
ASSETS
Non-current assets
Property, plant and equipment	15	37,904	51,355	56,213
Intangible assets	16	625,379	631,002	695,622
Deferred income tax asset	28	30,592	12,349	10,864
Investments in joint ventures and other investments	41	3,497	2,895	2,444
Other non-current receivables	17	12,516	15,170	12,703
		709,888	712,771	777,846
Current assets
Trade receivables	19	31,324	141,306	249,331
Other current receivables	20	31,237	33,760	49,247
Derivative financial instruments		231	742	—
Income tax receivables		318	1,573	3,612
Prepaid expenses	21	5,371	7,919	15,045
Cash and cash equivalents	22	182,783	226,139	104,072
		251,264	411,439	421,307
Total assets		961,152	1,124,210	1,199,153
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	23	1,916	341	341
Share premium	23	1,633,735	391,856	391,856
Other equity	23	(10,123)	—	—
Other reserves	23	(979,205)	(11,881)	(1,201)
Accumulated losses		(753,692)	(317,195)	(312,455)
		(107,369)	63,121	78,541
Non-controlling interests	24	6,779	8,376	8,426
Total equity		(100,590)	71,497	86,967
Liabilities
Non-current liabilities
Non-convertible equity certificates	25	—	4,891	4,494
Loans and borrowings	26	720,745	624,595	622,398
Derivative financial instruments		—	—	176
Other long term liabilities	27	29,471	29,753	34,498
Deferred income tax liabilities	28	19,582	34,564	49,376
Post-employment benefits	29	7,556	7,962	5,062
Provisions for other liabilities and charges	30	2,202	2,235	1,746
		779,556	704,000	717,750
Current liabilities
Trade payables	31	147,477	237,319	263,720
Other current liabilities	32	44,193	45,236	58,888
Accrued liabilities	33	37,066	41,833	39,970
Current income tax liabilities		22,360	23,244	29,756
Loans and borrowings	26	111	1,081	2,102
Warrant liabilities	43	30,979	—	—
		282,186	348,713	394,436
Total liabilities		1,061,742	1,052,713	1,112,186
Total equity and liabilities		961,152	1,124,210	1,199,153
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

		For the financial year ended March 31
(EUR thousand)	Notes	2021 Restated	2020	2019
Total revenue	6	44,696	420,400	412,956
Operating expenses	7	(486,094)	(379,201)	(354,433)
Operating (Loss) / Profit		(441,398)	41,199	58,523
Finance income	11	2,466	5,309	2,825
Finance costs	11	(26,430)	(37,158)	(31,505)
Net finance costs	11	(23,964)	(31,849)	(28,680)
(Loss) / Profit before tax		(465,362)	9,350	29,843
Income tax benefit / (expense)	12	30,977	(7,681)	(22,956)
(Loss) / Profit for the year		(434,385)	1,669	6,887
(Loss) / Profit attributable to:
Owners of the parent		(432,972)	(3,532)	2,350
Non-controlling interests		(1,413)	5,201	4,537
(Loss) / Profit for the year		(434,385)	1,669	6,887

Basic and diluted (loss) / profit per ordinary share	14	(2.35)	(0.02)	0.01
Basic and diluted (loss) / profit per preference share	14	(1.67)	—	—
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

		For the financial year ended March 31
(EUR thousand)	Notes	2021 Restated	2020	2019
(Loss) / Profit for the year		(434,385)	1,669	6,887
Other comprehensive income / (loss)
Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	29	52	(2,162)	428
Income tax effect	12	108	307	(74)
		160	(1,855)	354
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences		4,120	(9,168)	1,854
		4,120	(9,168)	1,854
Other comprehensive income / (loss) for the year, net of tax		4,280	(11,023)	2,208
Total comprehensive (loss) / income for the year		(430,105)	(9,354)	9,095
Attributable to:
Owners of the parent		(428,044)	(14,237)	4,502
Non-controlling interest		(2,061)	4,883	4,593
Total comprehensive (loss) / income for the year		(430,105)	(9,354)	9,095
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the financial year ended March 31
(EUR thousand)	Notes	2021 Restated	2020	2019

(Loss) / Profit before tax		(465,362)	9,350	29,843
Depreciation and amortisation	9	116,318	113,581	105,133
Net financial costs	11	23,964	31,849	28,680
Other non-cash items	34	18,480	2,939	1,205
Capital reorganization non-cash items	10	199,502	—	—
Net deductible financial income/(costs)	34	(2,305)	(4,772)	(1,071)
Income tax received / (paid)		(5,482)	(28,100)	(28,292)
Interest paid		(18,552)	(24,567)	(24,479)
Changes in working capital	35	19,843	88,980	3,321
Capital reorganization cash items	10	10,448	—	—
= Net cash from / (used in) operating activities (A)		(103,146)	189,260	114,340

Purchase of tangible assets	15	(1,487)	(5,550)	(6,800)
Purchase of intangible assets	16	(19,739)	(32,181)	(26,615)
Acquisition of subsidiaries net of cash acquired	37	(52,526)	—	(5,467)
Acquisition of non-current financial assets	17	(1,016)	(7,856)	(1,541)
Divestiture of non-current financial assets	17	2,169	2,867	147
= Net cash from / (used in) investing activities (B)		(72,599)	(42,720)	(40,276)

Proceeds from issuance of share capital	23	58,721	—	—
Acquisition of shares and NC-PECs issued by subsidiaries		—	(2,096)	(1,029)
Proceeds from loans and borrowings	26	630,000	—	—
Repayment of loans and borrowings	26	(630,000)	—	—
Financing fee	26	(8,417)	—	—
Principal elements of lease payments	13	(15,031)	(15,266)	(14,154)
Proceeds from revolving credit facilities	26	177,991	—	—
Repayment of revolving credit facilities	26	(78,996)	—	—
Dividends paid to non-controlling interests	24	(155)	(4,846)	(3,881)
= Net cash from / (used in) in financing activities (C)		134,113	(22,208)	(19,064)

Net foreign exchange difference (D)		(840)	(1,198)	(556)
= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		(42,472)	123,134	54,444

Cash and cash equivalents at beginning of year	22	226,139	104,072	50,674
Cash and cash equivalents at end of year	22	182,783	226,139	104,072
Net change in bank overdraft facilities		(884)	(1,066)	(1,046)
= NET CHANGE IN CASH AND CASH EQUIVALENTS		(42,472)	123,134	54,444
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

As of March 31, 2021
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2020	23	341	—	391,856	—	—	—	—	9,915	(19,470)	(2,326)	(317,195)	63,121	8,376	71,497
Loss for the year (Restated)		—	—	—	—	—	—	—	—	—	—	(432,972)	(432,972)	(1,413)	(434,385)
Other comprehensive income / (loss)	23	—	—	—	—	—	—	—	0	4,763	165	—	4,928	(648)	4,280
Total comprehensive income / (loss) (Restated)		—	—	—	—	—	—	—	0	4,763	165	(432,972)	(428,044)	(2,061)	(430,105)
Issuance of share capital Global Blue Group Holding A.G.		1,302	184	1,181,450	166,969	—	—	—	(1,495,526)	—	—	—	(145,621)	—	(145,621)
Acquisition of treasury shares Estera Trust Ltd.		—	—	—	—	(8,812)	(1,246)	—	10,058	—	—	—	—	—	—
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.		(41)	(6)	(37,508)	(5,301)	—	—	—	42,856	—	—	—	—	—	—
Exchange of Global Blue management loan notes into shares		(299)	(42)	(343,335)	(48,521)	—	—	—	464,162	—	—	—	71,965	—	71,965
Effects of the capital reorganization (Restated)		962	136	800,607	113,147	(8,812)	(1,246)	—	(978,450)	—	—	—	(73,656)	—	(73,656)
Issuance of share capital Global Blue Group Holding A.G.		181	—	58,800	—	—	—	—	—	—	—	(1,194)	57,787	—	57,787
Conversion of preference shares into ordinary shares		55	(55)	50,045	(50,045)	—	—	—	—	—	—	—	—	—	—
Exercises of warrants (Restated)		1	—	1,139	—	—	—	—	—	—	—	—	1,140	—	1,140
Issuance of share capital as consideration for the merger with FPAC		258	37	234,978	33,208	—	—	—	—	—	—	—	268,481	—	268,481
Employee share schemes		—	—	—	—	—	—	1,239	—	—	—	—	1,239	—	1,239

Conversion of shares into equity settled plan		—	—	—	—	—	—	42,632	—	—	—	—	42,632	—	42,632
Equity award issuance costs (Restated)		—	—	—	—	—	—	—	115,113	—	—	—	115,113	—	115,113
Shares bought back by Global Blue Group A.G.		—	—	—	—	—	—	—	(152,787)	—	—	—	(152,787)	—	(152,787)
Acquisition of treasury shares Global Blue Group II GmbH		—	—	—	—	(65)	—	—	—	—	—	—	(65)	—	(65)
Dividends		—	—	—	—	—	—	—	—			—		(155)	(155)
Total contribution by and distribution to owners of the parent, recognized directly in Equity (Restated)		495	(18)	344,962	(16,837)	(65)	—	43,871	(37,674)	—	—	(1,194)	333,540	(155)	333,385
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	(607)	(607)	619	12
Other transactions		—	—	—	—	—	—	—	1	—	—	(1,724)	(1,723)	—	(1,723)
Total transactions with owners of the parent, recognized directly in Equity (Restated)		—	—	—	—	—	—	—	1	—	—	(2,331)	(2,330)	619	(1,711)
Balance as of March 31, 2021 (Restated)	23	1,798	118	1,537,425	96,310	(8,877)	(1,246)	43,871	(1,006,208)	(14,707)	(2,161)	(753,692)	(107,369)	6,779	(100,590)

As of March 31, 2020
(EUR thousand)	Notes	Issued capital ordinary shares	Share premium ordinary shares	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2019	23	341	391,856	9,890	(10,572)	(519)	(312,455)	78,541	8,426	86,967
Profit/(loss) for the year		—	—	—	—	—	(3,532)	(3,532)	5,201	1,669
Other comprehensive income/(loss)	23	—	—	—	(8,898)	(1,807)	—	(10,705)	(318)	(11,023)
Total comprehensive income / (loss)		—	—	—	(8,898)	(1,807)	(3,532)	(14,237)	4,883	(9,354)
Dividends	24	—	—	—	—	—	(64)	(64)	(4,846)	(4,910)
Total contribution by and distribution to owners of the parent, recognized directly in Equity		—	—	—	—	—	(64)	(64)	(4,846)	(4,910)
Decrease in scope of consolidation		—	—	—	—	—	16	16	—	16
Capital increase		—	—	—	—	—	(2)	(2)	—	(2)
FX effect of the acquisition to be cancelled		—	—	—	—	—	—	—	(16)	(16)
Restatement to hyperinflation (1)		—	—	—	—	—	(959)	(959)	—	(959)
Other transactions		—	—	25	—	—	(199)	(174)	(71)	(245)
Total transactions with owners of the parent, recognized directly in Equity		—	—	25	—	—	(1,144)	(1,119)	(87)	(1,206)
Balance as of March 31, 2020	23	341	391,856	9,915	(19,470)	(2,326)	(317,195)	63,121	8,376	71,497
(1) The effect of EUR(1.0) million in the line “Restatement to hyperinflation” is a result of the hyperinflation in Argentina..

As of March 31, 2019
(EUR thousand)	Notes	Issued capital ordinary shares	Share premium ordinary shares	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of March 31, 2018		341	391,856	7,607	(12,339)	(903)	(305,856)	80,706	8,905	89,611
Changes in accounting policies (IFRS 9)		—	—	—	—	—	(7,406)	(7,406)	—	(7,406)
Balance as of April 1, 2018	23	341	391,856	7,607	(12,339)	(903)	(313,262)	73,300	8,905	82,205
Profit/(loss) for the year		—	—	—	—	—	2,350	2,350	4,537	6,887
Other comprehensive income/(loss)	23	—	—	—	1,767	384	—	2,151	57	2,208
Total comprehensive income / (loss)		—	—	—	1,767	384	2,350	4,501	4,594	9,095
Dividends	24	—	—	—	—	—	(5)	(5)	(3,881)	(3,886)
Total contribution by and distribution to owners of the parent, recognized directly in Equity		—	—	—	—	—	(5)	(5)	(3,881)	(3,886)
Impact from the changes in % of ownership held (1)		—	—	—	—	—	456	456	(1,810)	(1,354)
Increase in scope of consolidation		—	—	—	—	—	—	—	633	633
FX effect of the acquisition to be cancelled		—	—	—	—	—	20	20	(15)	5
Restatement to hyperinflation (2)		—	—	2,283	—	—	(2,430)	(147)	—	(147)
Other transactions		—	—	—	—	—	416	416	—	416
Total transactions with owners of the parent, recognized directly in Equity		—	—	2,283	—	—	(1,538)	745	(1,192)	(447)
Balance as of March 31, 2019	23	341	391,856	9,890	(10,572)	(519)	(312,455)	78,541	8,426	86,967
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
The Company is a partnership limited by shares incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. is the ultimate parent and controlling party, of the Group.
These annual consolidated financial statements for the year ended March 31, 2021 were authorized for issue by the Directors of the Company on June 28, 2021, except for the effects of the restatement discussed in Note 3 "Restatement of the Consolidated Financial Statements" which was approved by the Directors of the Company on December 7, 2021.
The consolidated financial statements of Global Blue Group Holding AG have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are presented in thousands of Euros (EURk).
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
COVID-19
The transaction volumes during the financial year for the TFSS and AVPS business have been heavily impacted by COVID-19. Please refer to Note 45 for details.

NOTE 3    Significant accounting policies
Basis of preparation
The comparative balances presented in these financial statements are those of Global Blue Group AG, the previous parent of the group, prior to the reorganization conducted as part of the merger and subsequent listing.
The consolidated financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments and put options that have been measured at fair value.
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

Restatement of the Consolidated Financial Statements

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the Securities and Exchange Commission (the “SEC”) together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The SEC Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. That guidance, applicable for U.S. GAAP-reporting companies, could result in SPAC-issued warrants being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in the statement of operations for each reporting period.
Under IFRS, and in relation to SPAC-issued warrants, there are alternative views on how to determine the charge for listing services; one view is to continue accounting for them under IFRS 2 and be presented in equity, and the other is to evaluate under IAS 32 and be presented as a liability and adjusted to fair value at the balance sheet date.
Given the alternative views, the Company deemed there was a choice to account for the warrants under IFRS 2 as part of equity or as a liability under IAS 32 and elected to present the warrants under IFRS 2. The Company has observed that other foreign private issuers have recently revised or restated their interim and/or annual financial statements, following the dialogue they reported with the Staff, and changed the presentation of their warrants from equity to liability under IFRS.
The Company, previously classifying its warrants as equity, reviewed and discussed the accounting treatment of its warrants with its financial advisors and the Audit Committee of its Board of Directors, and evaluated the applicability and potential impact of the SEC Staff’s view on the accounting for the warrants under IFRS.
Following this review and evaluation, and after consulting with management, the Company’s board of directors, upon the recommendation of the audit committee, concluded that, in light of the recent developments it should restate its financial statements to correct for the misapplication of IFRS and to account for the warrants as a liability that is adjusted to fair value. Therefore, the Company has restated its audited consolidated financial statements for the year ended March 31, 2021 to present the warrants as a liability and to adjust for the changes in fair value.
This restatement results in non-cash financial statement corrections for the Affected Period.
In addition, for the year ended March 31, 2021, basic and diluted loss per preference share were restated to correct the allocation of income between the two classes of shares. The adjustment to basic and diluted preference shares also reflects a correction in the number of weighted average shares outstanding.

Effect of the Restatement on the Consolidated Financial Statements for the year ended March 31, 2021
The impact of the restatement on the Consolidated Statement of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income / (Loss), Consolidated Statement of Cash Flows and Consolidated Statement of Changes in Equity for the year ended March 31, 2021 is presented below.
This change in presentation of the warrants resulted in the following impact to the Consolidated Statement of Financial Position:

		As of March 31
(EUR thousand)	Notes	2021
		As previously reported	Adjustments	Restated
ASSETS
Non-current assets
		709,888	—	709,888
Current assets
		251,264	—	251,264
Total assets		961,152	—	961,152
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Other reserves	23	(959,082)	(20,123)	(979,205)
Accumulated losses		(742,836)	(10,856)	(753,692)
		(76,390)	(30,979)	(107,369)
Non-controlling interests	24	6,779	—	6,779
Total equity		(69,611)	(30,979)	(100,590)
Liabilities
Non-current liabilities
		779,556	—	779,556
Current liabilities
Warrant liabilities	43	—	30,979	30,979
		251,207	30,979	282,186

Total liabilities		1,030,763	30,979	1,061,742
Total equity and liabilities		961,152	—	961,152
This change in presentation of the warrants resulted in the following impact to the Consolidated Income Statement, with the earnings per share information also being restated for this item and to correct the allocation of income between the two classes of shares. Additionally, basic and diluted preference shares have been adjusted to reflect the correct number of weighted average shares outstanding.

		For the financial year ended March 31
(EUR thousand)	Notes	2021
		As previously reported	Adjustments	Restated
Operating expenses	7	(475,238)	(10,856)	(486,094)
Operating (Loss) / Profit		(430,542)	(10,856)	(441,398)
(Loss) / Profit before tax		(454,506)	(10,856)	(465,362)
(Loss) / Profit for the year		(423,529)	(10,856)	(434,385)
(Loss) / Profit attributable to:
Owners of the parent		(422,116)	(10,856)	(432,972)
(Loss) / Profit for the year		(423,529)	(10,856)	(434,385)
Basic and diluted (loss) / profit per ordinary share	14	(2.30)	(0.05)	(2.35)
Basic and diluted (loss) / profit per preference share	14	(2.73)	1.06	(1.67)

This change in presentation of the warrants resulted in the following impact to the Consolidated Statement of Comprehensive Income / (Loss):

		For the financial year ended March 31
(EUR thousand)	Notes	2021
		As previously reported	Adjustments	Restated
(Loss) / Profit for the year		(423,529)	(10,856)	(434,385)
Other comprehensive income / (loss) for the year, net of tax		4,280	—	4,280
Total comprehensive (loss) / income for the year		(419,249)	(10,856)	(430,105)

Attributable to:
Owners of the parent		(417,188)	(10,856)	(428,044)
Total comprehensive (loss) / income for the year		(419,249)	(10,856)	(430,105)

This change in presentation of the warrants resulted in the following impact to the Consolidated Statement of Cash Flows:

		For the financial year ended March 31
(EUR thousand)	Notes	2021
		As previously reported	Adjustments	Restated
(Loss) / Profit before tax		(454,506)	(10,856)	(465,362)
Other non-cash items	34	7,624	10,856	18,480
= Net cash from / (used in) operating activities (A)		(103,146)	—	(103,146)
= NET CHANGE IN CASH AND CASH EQUIVALENTS		(42,472)	—	(42,472)

This change in presentation of the warrants resulted in the following impact to the Consolidated Statement of Changes in Equity:

As of March 31, 2021		As previously reported					Adjustments.					Restated
(€ thousands)	Notes	Warrants	Accumulated losses	Equity	Non-controlling interests	Total equity	Warrants	Accumulated losses	Equity	Non-controlling interests	Total equity	Warrants	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2020	23	—	(317,195)	63,121	8,376	71,497	—	—	—	—	—	—	(317,195)	63,121	8,376	71,497
Loss for the year		—	(422,116)	(422,116)	(1,413)	(423,529)	—	(10,856)	(10,856)	—	(10,856)	—	(432,972)	(432,972)	(1,413)	(434,385)
Total comprehensive income / (loss)		—	(422,116)	(417,188)	(2,061)	(419,249)	—	(10,856)	(10,856)	—	(10,856)	—	(432,972)	(428,044)	(2,061)	(430,105)
Equity award issuance costs		20,196	—	135,309	—	135,309	(20,196)	—	(20,196)	—	(20,196)	—	—	115,113	—	115,113
Exercises of warrants		(72)	—	1,068	—	1,068	72	—	72	—	72	—	—	1,140	—	1,140
Total contribution by and distribution to owners of the parent, recognized directly in Equity		20,124	(1,194)	353,664	(155)	353,509	(20,124)	—	(20,124)	—	(20,124)	—	(1,194)	333,540	(155)	333,385
Total transactions with owners of the parent, recognized directly in Equity		—	(2,331)	(2,331)	619	(1,712)	—	—	1	—	1	—	(2,331)	(2,330)	619	(1,711)
Balance as of March 31, 2021	23	20,124	(742,836)	(76,390)	6,779	(69,611)	(20,124)	(10,856)	(30,979)	—	(30,979)	—	(753,692)	(107,369)	6,779	(100,590)
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
Other operating expenses
Amortization of intangible assets acquired through business combinations
Represents the amortization of the assets recognized in the process of the purchase price allocation during an acquisition. The majority of this amortization relates to the 2012 acquisition of Global Blue by Silver Lake and Partners Group (see below).
Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance. These are detailed in Note 10 and include; business restructuring expenses, corporate restructuring expenses, monitoring and directors fee, impairment of intangible assets, gains and losses on disposals of fixed assets, share-based payments, warrants revaluation and other exceptional items.

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
One of the potential consequences of COVID-19 pandemic is that merchants or customs and tax authorities could potentially fail or refuse to pay Global Blue, which could negatively impact Global Blue’s business and results of operations, resulting in an increase in Trade receivables past due for more than 3 months. That said, there has not been a material increase in trade receivables past due for more than 3 months since March 2020. In addition, Global Blue only pays the revenue share or commission to merchants after having collected the receivables, thereby reducing the net exposure. Thus, the Group concluded that there is no significant difference between the historical loss rates and the expected credit loss rates. Further details in relation to the COVID-19 pandemic are included in Note 45.

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
(a) Financial instruments at fair value through profit and loss
Financial liabilities at fair value through profit and loss comprise of financial instruments held for trading, and warrants.
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
Warrants are accounted for as derivative financial instruments and therefore as financial liabilities through profit and loss as they give the holder the right to obtain a variable number of ordinary shares.
Such derivative financial instruments are initially recognized at fair value on the date on which the merger is consummated and are subsequently remeasured at fair value through profit or loss. The warrants expire on August 31, 2025 (the fifth anniversary of the closing) or earlier upon redemption or liquidation in accordance with their terms.

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
COVID-19 Update
Please refer to Note 45 for details on the impact of COVID-19.
(d)Capital risk management
The capital structure of the Group as of March 31, 2021 is composed of consolidated equity of EUR(100.6) million (EUR71.5 million as of March 31, 2020, EUR87.0 million as of March 31, 2019) and senior debt with a carrying value of EUR720.7 million (EUR624.6 million as of March 31, 2020, EUR622.4 million as of March 31, 2019). This represents an Equity/Capital ratio3 of (14.0)% (10.3% as of March 31, 2020, 12.3% as of March 31, 2019).
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
3 Equity/Capital ratio = (Equity)/(Equity + Carrying value senior debt)

•Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

As of March 31, 2021
(EUR thousand)	Restated
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
- Derivative financial instruments held for trading	—	231	—	231
Total assets	—	231	—	231
Liabilities
Financial liabilities at fair value through profit or loss
-Public warrants	21,135	—	—	21,135
-Private warrants	—	9,844	—	9,844
Total liabilities	21,135	9,844	—	30,979

As of March 31, 2020
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
- Derivative financial instruments held for trading	—	742	—	742
Total assets	—	742	—	742
Liabilities
Financial liabilities at fair value through profit or loss
- Derivative financial instruments held for trading	—	—	—	—
Total liabilities	—	—	—	—

As of March 31, 2019
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
- Derivative financial instruments held for trading	—	—	—	—
Total assets	—	—	—	—
Liabilities
Financial liabilities at fair value through profit or loss
- Derivative financial instruments held for trading	—	176	—	176
- Interest rate swaps	—	—	—	—
Total liabilities	—	176	—	176
The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives and private warrants) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. For further details regarding the valuation of warrants please refer to the Note 5.

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
For further details see Note 37.
Warrants
As described in Note 43, as of March 31, 2021 there are 20,969,283 Public and 9,766,667 Private Global Blue Warrants outstanding to purchase an aggregate 30,735,950 ordinary shares of the Company, exercisable at a price of USD11.50 per share, subject to adjustments.
The Public Warrants and Private Warrants give the holder the right, but not the obligation, to subscribe to Global Blue’s shares at a fixed or determinable price for a specified period of time subject to the provisions of the Public Warrant and Private Warrant agreements. Until warrant-holders acquire the Company’s ordinary shares upon exercise of such warrants, they will have no rights with respect to the Company’s ordinary shares. The Global Blue Warrants will expire on August 31, 2025, or upon an earlier redemption.
These instruments, principally due to an option to replace them upon specific events such as reorganizations, which results in the Company delivering a variable number of shares, are accounted for as a current financial liability through profit and loss in accordance with the provisions of IAS 32.
The Company measured the public warrants at fair value by using the Euro equivalent of the closing price of warrants at NASDAQ.
The Company has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Company’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price.

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
•Offices: 5 years
•Refund points: 5 years
•Cars: 3 years
•IT contracts: 5 years
•Others: 3 years
For further details see Note 13.
COVID-19 Pandemic
Please refer to Note 45 for details on the impact of COVID-19.

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
The segment information provided to the ExCom for the reportable segments is as follows:

For the financial year ended March 31, 2021
(EUR thousand)	Restated
	Notes	TFSS	AVPS	Central costs	Total
Revenue		30,826	13,870	—	44,696
Operating expenses (1)		(29,034)	(9,010)	(46,587)	(84,631)
Adjusted EBITDA		1,792	4,860	(46,587)	(39,935)
Depreciation and amortization (2)	9				(116,318)
Exceptional items	10				(285,145)
Operating Profit					(441,398)

For the financial year ended March 31, 2020
(EUR thousand)
	Notes	TFSS	AVPS	Central costs	Total
Revenue		359,557	60,843	—	420,400
Operating expenses (1)		(144,124)	(29,003)	(76,535)	(249,662)
Adjusted EBITDA		215,433	31,840	(76,535)	170,738
Depreciation and amortization (2)	9				(113,581)
Exceptional items	10				(15,958)
Operating Profit					41,199

For the financial year ended March 31, 2019
(EUR thousand)
	Notes	TFSS	AVPS	Central costs	Total
Revenue		349,251	63,705	—	412,956
Operating expenses (1)		(136,187)	(28,329)	(74,931)	(239,447)
Adjusted EBITDA		213,064	35,376	(74,931)	173,509
Depreciation and amortization (2)	9				(105,133)
Exceptional items	10				(9,853)
Operating Profit					58,523
(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the financial year ended March 31, 2021 the fixed costs amounted to EUR74.7 million (EUR158.5 million for the financial year ended March 31, 2020 and EUR156.7 million for the financial year ended March 31, 2019) and variable costs amounted to EUR10.3 million (EUR91.1 million for the financial year ended March 31, 2020 and EUR82.6 million for the financial year ended March 31, 2019). Fixed personnel costs amounted to EUR50.8 million (EUR102.4 million for the financial year ended March 31, 2020 and EUR96.1 million for the financial year ended March 31, 2019) and fixed non personnel costs amounted to EUR23.9 million (EUR56.1 million for the financial year ended March 31, 2020 and EUR60.6 million for the financial year ended March 31, 2019).
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
Non Current assets by Country
Although no measure of assets or liabilities by segment is reported to the ExCom; according to IFRS 8, the non-current assets by country are disclosed as follows:

As of March 31, 2021
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	600,719	1,792	3,915	1,964	608,390
Australia	11,087	2,082	—	227	13,396
Italy	1,094	8,859	—	288	10,241
Singapore	664	3,381	—	1,003	5,048
Rest of the world	11,815	21,790	(418)	9,034	42,221
Total	625,379	37,904	3,497	12,516	679,296

As of March 31, 2020
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	607,589	3,351	2,791	100	613,831
Australia	11,927	2,453	—	194	14,574
Japan	2,640	1,177	—	135	3,952
Italy	1,379	10,484	—	358	12,221
Rest of the world	7,467	33,890	104	14,383	55,844
Total	631,002	51,355	2,895	15,170	700,422

As of March 31, 2019
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in associates and joint ventures	Other Long-Term Receivables	Total
Switzerland	671,066	2,569	1,499	1	675,135
Australia	15,691	3,052	—	221	18,964
Japan	1,720	1,127	—	130	2,977
Italy	1,540	12,838	—	217	14,595
Rest of the world	5,605	36,627	945	12,134	55,311
Total	695,622	56,213	2,444	12,703	766,982

NOTE 7    Operating expenses

(EUR thousand)		For the financial year ended March 31
Expenses by nature	Note	2021 Restated	2020	2019
Employee benefit expenses	8	(66,437)	(131,886)	(122,088)
Depreciation and amortization	9	(116,318)	(113,581)	(105,133)
Agent costs		(5,275)	(83,003)	(78,329)
IT costs		(9,294)	(14,279)	(15,431)
Auditors, lawyers and consultants		(7,989)	(21,885)	(12,798)
Advertising and promotion		(1,225)	(9,018)	(8,861)
Travel, entertainment, office and rental cost		(1,511)	(8,272)	(8,518)
Change in fair value of warrants	43	(10,856)	—	—
Other operating expenses		(267,189)	2,723	(3,275)
Total		(486,094)	(379,201)	(354,433)
Of which exceptional items	10	(285,145)	(15,958)	(9,853)
Of which capitalized expenditure		16,670	24,716	23,722
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
For the financial year ended March 31, 2021 the Group has benefited from grants in relation to COVID-19 offered by various countries governments amounting to EUR18.3 million (nil for the financial year ended March 31, 2020, nil for the financial year ended March 31, 2019). The grants are presented within Operating Expenses in the Income Statement as a reduction of the related expense that they are intended to compensate. There are no unfulfilled conditions or other contingencies related to these grants.
For the financial year ended March 31, 2021 the other operating expenses mainly consist of Corporate restructuring expenses. For further details refer to Note 10.

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

NOTE 10    Exceptional items

Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)	For the financial year ended March 31
Exceptional items	2021 Restated	2020	2019
Business restructuring expenses	(10,340)	(2,180)	(4,361)
Corporate restructuring expenses	(256,266)	(10,303)	(1,273)
Monitoring fee (including Directors fee)	(218)	(709)	(776)
Impairment	(3,866)	(1,023)	—
Net sales of assets (loss)	(294)	(91)	(1,716)
Share based payments	(1,239)	(3,288)	(722)
Change in fair value of warrants	(10,856)	—	—
Other exceptional items	(2,066)	1,636	(1,005)
Total	(285,145)	(15,958)	(9,853)
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
Change in fair value of warrants
For the financial year ended March 31, 2021, this represents the income statement charge resulting from the fair valuation of the warrants. For further details refer to Note 43.
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

NOTE 12    Income tax expense
The below table reconciles the income tax charge at the statutory tax rate to the effective taxes reported in the income statement:

(EUR thousand)		For the financial year ended March 31
Income tax	Note	2021	2020	2019
Current income tax expense		(3,041)	(24,389)	(28,772)
Adjustment in respect of current income tax of previous years		(149)	510	(10,181)
Deferred tax benefit	28	34,167	16,198	15,997
Income tax benefit / (expense) reported in the income statement		30,977	(7,681)	(22,956)
Of which income tax benefit related to amortization of acquisition related items		15,066	15,066	15,066

Of which tax impact on exceptional items	3,726	1,210	2,822
Of which exceptional income tax expense	(2,303)	(1,341)	(14,526)

(EUR thousand)	For the financial year ended March 31
	2021 Restated	2020	2019
(Loss) / Profit before tax	(465,362)	9,350	29,843
Effective tax
Tax benefit / (expense) calculated at the weighted average expected tax rate of 24.00% (24.00% in FY2019/20, 21.40% in FY2018/19)	111,687	(2,244)	(6,387)
Adjustment in respect of current income tax of previous years	(149)	550	(10,181)
Recognition of previously unrecognized (derecognition of previously recognized) deductible temporary differences	(600)	502	501
Expenses not deductible for tax purposes	(32,138)	(15,882)	(18,577)
Current year losses not generating deferred tax assets	(11,637)	—	(1,017)
Effect of capital reorganization	(15,225)	—	—
Effect of income taxed at different tax rates	(22,668)	6,250	9,970
Deferred tax asset recognized for previously unrecognized tax loss carry forward	10	1,028	4,479
Deferred tax asset recognized for future tax credit	440	1,045	—
Other tax items	1,257	1,071	(1,744)
Total reported effective tax benefit / (expense)	30,977	(7,681)	(22,956)

(EUR thousand)		For the financial year ended March 31
Tax items recognized directly in other comprehensive income:	Note	2021	2020	2019
Tax effect on remeasurements of post-employment benefit obligations	28	108	307	(74)
Total tax effect		108	307	(74)
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

NOTE 14    Earnings per share

(EUR thousand)		For the financial year ended March 31
Earnings per share	Note	2021 Restated	2020	2019
(Loss) / Profit from continuing operations attributable to the owners of the parent		(432,972)	(3,532)	2,350
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares		(398,565)	(3,532)	2,350
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares		(34,407)	—	—
Weighted average number of basic ordinary shares outstanding (thousand)		169,391	168,480	168,480

Weighted average number of basic preference shares outstanding (thousand)	20,656	—	—
Basic earnings per ordinary share	(2.35)	(0.02)	0.01
Basic earnings per preference share	(1.67)	—	—
(Loss) / Profit from continuing operations attributable to the owners of the parent	(432,972)	(3,532)	2,350
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares	(398,565)	(3,532)	2,350
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares	(34,407)	—	—
Weighted average number of diluted ordinary shares outstanding (thousand)	169,391	168,480	168,480
Weighted average number of diluted number of preference shares outstanding (thousand)	20,656	—	—
Diluted earnings per ordinary share	(2.35)	(0.02)	0.01
Diluted earnings per preference share	(1.67)	—	—
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

TFSS and AVPS

As of March 31, 2021, and with respect to the TFSS segment, the headroom was EUR1,008.9 million, with the percentage by which the TFSS recoverable amount exceeded the carrying value being 298%. With respect to the AVPS segment, the headroom was EUR336.1 million, with the percentage by which the AVPS recoverable amount exceeded the carrying value being 487%.
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

NOTE 18    Financial instruments by category
The table below details the financial instruments as of March 31, 2021:

As of March 31, 2021
(EUR thousand)
Assets as per balance sheet	Loans and receivables at amortized cost	Derivatives valued at FVTPL	Total
Derivative financial instruments	—	231	231
Other non-current financial receivables	12,516	—	12,516
Trade receivables	31,324	—	31,324
Other receivables excluding other non-financial receivables	12,044	—	12,044
Cash and cash equivalents	182,783	—	182,783
Balance as of March 31, 2021	238,667	231	238,898

As of March 31, 2021
(EUR thousand)	Restated
Liabilities as per balance sheet	Other financial liabilities at amortized cost	Derivatives valued at FVTPL	Total
Loans and borrowings	720,745	—	720,745
Other long term liabilities	29,471	—	29,471
Warrant liabilities	—	30,979	30,979
Trade payables	147,477	—	147,477
Other current liabilities excluding non-financial liabilities	33,994	—	33,994
Accrued liabilities excluding non-financial liabilities	32,589	—	32,589
Balance as of March 31, 2021	964,276	30,979	995,255

The table below details the financial instruments as of March 31, 2020:

As of March 31, 2020
(EUR thousand)
Assets as per balance sheet	Loans and receivables at amortized cost	Derivatives valued at FVTPL	Total
Derivative financial instruments	—	765	765
Other non-current financial receivables	15,170	—	15,170
Trade receivables	141,306	—	141,306
Other receivables excluding other non-financial receivables	8,100	—	8,100
Cash and cash equivalents	226,139	—	226,139
Balance as of March 31, 2020	390,715	765	391,480

As of March 31, 2020
(EUR thousand)
Liabilities as per balance sheet	Other financial liabilities at amortized cost	Derivatives valued at FVTPL	Total
Loans and borrowings	625,677	—	625,677
Derivative financial instruments	—	—	—
Other long term liabilities	29,753	—	29,753
Trade payables	237,319	—	237,319
Other current liabilities excluding non-financial liabilities	37,821	—	37,821
Accrued liabilities excluding non-financial liabilities	37,277	—	37,277
Balance as of March 31, 2020	967,847	—	967,847
The table below details the financial instruments as of March 31, 2019:

As of March 31, 2019
(EUR thousand)
Assets as per balance sheet	Loans and receivables at amortized cost	Derivatives valued at FVTPL	Total
Other non-current financial receivables	12,703	—	12,703
Trade receivables	249,331	—	249,331
Other receivables excluding other non-financial receivables	23,869	—	23,869
Cash and cash equivalents	104,072	—	104,072
Balance as of March 31, 2019	389,975	—	389,975

As of March 31, 2019
(EUR thousand)
Liabilities as per balance sheet	Other financial liabilities at amortized cost	Derivatives valued at FVTPL	Total
Loans and borrowings	624,500	—	624,500
Derivative financial instruments	—	176	176
Other long term liabilities	37,241	—	37,241
Trade payables	263,720	—	263,720
Other current liabilities excluding non-financial liabilities	51,337	—	51,337
Accrued liabilities excluding non-financial liabilities	36,011	—	36,011
Balance as of March 31, 2019	1,012,809	176	1,012,985

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

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions. As of March 31, 2021, they are mainly salary benefits related to COVID-19 pandemic. Please refer to Note 45.

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

Number of shares authorized and issued

	As of March 31
	2021			2020	2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Ordinary shares
Number of shares (authorized and issued)	187,534,962	23,717,989	211,252,951	40,000,000	40,000,000
Total number of shares	187,534,962	23,717,989	211,252,951	40,000,000	40,000,000

	As of March 31
	2021			2020	2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Ordinary shares
Opening balance as of April 1	40,000,000	—	40,000,000	40,000,000	40,000,000
Effects of the capital reorganization on Aug 28, 2020	127,824,796	23,717,989	151,542,785	—	—
Issuance of share capital Global Blue Group Holding A.G. November 2020	5,929,477	—	5,929,477	—	—
Conversion of preference shares into ordinary shares	—	(5,929,477)	(5,929,477)	—	—
Assign the preference shares to ListCo.	—	5,929,477	5,929,477	—	—
Issuance of share capital Global Blue Group Holding A.G. February 2021	7,000,000	—	7,000,000	—	—
Issuance of share capital Global Blue Group Holding A.G. March 2021	6,666,665	—	6,666,665	—	—
Exercises of warrants	114,024	—	114,024	—	—
Closing balance as of March 31	187,534,962	23,717,989	211,252,951	40,000,000	40,000,000
Issued share capital and share premium

(EUR thousand)	As of March 31
Issued share capital and share premium	2021			2020	2019
	Ordinary shares	Preference shares	Total	Ordinary shares	Ordinary shares
Opening balance as of April 1	392,197	—	392,197	392,197	392,197
Effects of the capital reorganization	801,569	113,283	914,852	—	—
Issue of share capital	439	37	476	—	—
Share premium contribution	293,778	33,208	326,986	—	—
Conversion of preference shares into ordinary shares	50,100	(50,100)	—	—	—
Acquisition of treasury shares	(8,877)	(1,246)	(10,123)	—	—
Exercises of warrants	1,140	—	1,140	—	—
Closing balance as of March 31	1,530,346	95,182	1,625,528	392,197	392,197

The Other reserves within Equity attributable to owners of the parent consist of the following positions:

As of March 31, 2021
(EUR thousand)	Restated
Other reserves	Foot note	Notes	Equity settled shared based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of April 1, 2020			—	9,915	(19,470)	(2,326)	(11,881)
Currency translation difference			—	—	4,763	—	4,763
Actuarial gain on post-employment benefit obligations		29	—	—	—	59	59
Tax effect		12	—	—	—	106	106
Issuance of share capital Global Blue Group Holding A.G.			—	(1,495,526)	—	—	(1,495,526)
Acquisition of treasury shares			—	10,058	—	—	10,058
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.			—	42,856	—	—	42,856
Exchange of Global Blue management loan notes into shares	(4)		—	464,162	—	—	464,162
Effects of capital reorganization (1)			—	(978,450)	—	—	(978,450)
Employee share schemes			1,239	—	—	—	1,239
Conversion of shares into equity settled plan			42,632	—	—	—	42,632
Equity award issuance costs			—	115,113	—	—	115,113
Shares bought back by Global Blue Group A.G.	(6)		—	(152,787)	—	—	(152,787)
Total contribution by and distribution to owners of the parent, recognized directly in Equity			43,871	(37,674)	—	—	6,197
Closing balance as of March 31, 2021			43,871	(1,006,208)	(14,707)	(2,161)	(979,205)

As of March 31, 2020
(EUR thousand)
Other reserves	Notes	Equity settled shared based payment	Other reserve (2)	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of April 1, 2019		—	9,890	(10,572)	(519)	(1,201)
Tax effect	12	—	—	—	293	293
Currency translation difference		—	—	(8,898)	—	(8,898)
Actuarial gain on post-employment benefit obligations	29	—	—	—	(2,100)	(2,100)
Restatement of hyperinflation (1)		—	25	—	—	25
Closing balance as of March 31, 2020		—	9,915	(19,470)	(2,326)	(11,881)

As of March 31, 2019
(EUR thousand)
Other reserves	Notes	Equity settled shared based payment	Other reserve (2)	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Net other reserves
Opening balance as of April 1, 2018		—	7,607	(12,339)	(903)	(5,635)
Tax effect	12	—	—	—	(83)	(83)
Currency translation difference		—	—	1,767	—	1,767
Actuarial gain on post-employment benefit obligations	29	—	—	—	467	467
Restatement of hyperinflation (1)		—	2,283	—	—	2,283
Closing balance as of March 31, 2019		—	9,890	(10,572)	(519)	(1,201)
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

The effects of the capital reorganization are the following:

As of August 28, 2020
(EUR thousand)
Effects of capital reorganization	Foot note	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Other reserve	Total
Issuance of share capital Global Blue Group Holding A.G.	(1)	1,302	184	1,181,450	166,969	—	—	(1,495,526)	(145,621)
Acquisition of treasury shares	(5)	—	—	—		(8,812)	(1,246)	10,058	—
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.	(3)	(41)	(6)	(37,508)	(5,301)	—	—	42,856	—
Exchange of Global Blue management loan notes into shares	(4)	(299)	(42)	(343,335)	(48,521)	—	—	464,162	71,965
Effects of capital reorganization		962	136	800,607	113,147	(8,812)	(1,246)	(978,450)	(73,656)
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

NOTE 28    Deferred income tax assets and liabilities

(EUR thousand)	For the financial year ended March 31
Net movement on the deferred tax account	2021	2020	2019
Opening balance as of April 1	(22,215)	(38,512)	(54,442)
Acquisition of subsidiary	(1,305)	—	—
Income statement credit	34,167	16,198	15,997
Tax (charge) / credit relating to components of other comprehensive income	108	307	(74)
Exchange differences	255	(208)	7
Closing balance as of March 31	11,010	(22,215)	(38,512)

(EUR thousand)	As of March 31
	2021		2020		2019
Deferred tax
Deferred tax relates to the following:	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Tax charged to income statement
Trade Receivables	212	—	489	(2)	843	(23)
Property, plant and equipment	619	(2,274)	507	(834)	578	(1,018)
Intangible assets	584	(3,163)	333	(1,516)	344	(1,085)
Current liabilities	3,419	(366)	3,798	(107)	2,825	(88)
Loans and borrowings	2,848	—	2,681	—	901	—
Other items	1,107	(230)	2,189	(2,752)	2,303	(2,010)
Deferred tax on tax credits	1,643	—	1,028	—	—	—
Tax value of loss carry-forwards recognized	23,405	—	3,939	—	4,645	—

Tax recognized in other comprehensive income
Retirement benefit obligations	148	—	40	—	347	—

Reclassifications	(3,393)	3,393	(2,655)	2,655	(1,922)	1,922

Deferred tax related to acquired intangibles in business combination (2012 LBO)
Intangible assets TFS	—	(8,944)	—	(15,652)	—	(22,360)
Intangible assets TFS KA's and NA's	—	(2,305)	—	(9,219)	—	(16,133)
Intangible assets DCC Acquirers	—	(319)	—	(1,290)	—	(2,261)
Intangible assets Global Blue Trademark	—	(5,374)	—	(5,847)	—	(6,320)
Total	30,592	(19,582)	12,349	(34,564)	10,864	(49,376)

(EUR thousand)	As of March 31
Deferred tax recoverability	2021	2020	2019
Deferred tax assets to be recovered after more than 12 months	29,203	7,690	8,423
Deferred tax assets to be recovered within 12 months	1,389	4,659	2,441
Deferred tax assets	30,592	12,349	10,864
Deferred tax liabilities to be recovered after more than 12 months	16,646	33,672	48,317
Deferred tax liabilities to be recovered within 12 months	2,936	892	1,059
Deferred tax liabilities	19,582	34,564	49,376

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
NOTE 34    Adjustments to cash from operating activities

(EUR thousand)	For the financial year ended March 31
Net deductible financial income (cost)	2021	2020	2019
Net change in capitalized financing costs (excl. yearly amortization)	(937)	(9)	—
Net change in interests payable	28	55	3
Net foreign exchange gains/(losses) on financing activities	(280)	3,105	861
Net foreign exchange gains/(losses)	(1,379)	(4,178)	(399)
Other finance income	2,121	1,650	1,403
Interest received	345	552	562
Other finance expenses	(2,203)	(5,947)	(3,501)
Total	(2,305)	(4,772)	(1,071)

(EUR thousand)	For the financial year ended March 31
Elimination of non-cash revenue and expenses included in Profit before tax	2021 Restated	2020	2019
Change in provisions	(22)	486	277
Change in the value of retirement benefit obligation	(976)	59	(712)
Changes in share-based payments	1,239	—	—
Put options	2,817	—	—
Impairment financial assets	—	0	101
Impairment tangible and intangible assets	1,676	—	—
Fair value (gain)/loss on derivative financial instruments	489	(894)	1
Profit/(loss) from participations in associated companies	1,056	1,839	—
Gain/(loss) on Share base payments and NC-PECS	—	1,771	1,053
Capital gain/loss tangible and intangible assets	696	—	—
Change in fair value of warrants	10,856	—	—
Other	649	(322)	485
Total	18,480	2,939	1,205
NOTE 35    Cash flows from changes in working capital

(EUR thousand)	For the financial year ended March 31
	2021	2020	2019
Trade receivables	111,033	105,169	20,792
Other current receivables	3,450	14,690	(15,579)
Prepaid expenses	3,023	6,890	(540)
(Increase) / Decrease in operating receivables	117,506	126,749	4,673
Trade payables	(89,462)	(25,432)	(7,040)
Other current liabilities	(1,622)	(14,795)	10,888
Accrued liabilities	(6,579)	2,458	(5,200)
Increase / (decrease) in operating payables	(97,663)	(37,769)	(1,352)
Cash flows from changes in working capital	19,843	88,980	3,321
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
The financial information of the parent entity has been restated. Refer to Note 3 for discussion.
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
Condensed income statement of the Parent Company

(EUR thousand)	For the financial year ended March 31
2021 Restated
Operating expenses	(155,501)
Dividend income	68,431
Net finance costs	50
Loss before tax	(87,020)
Income tax expense	(446)
Loss for the year	(87,466)

There were no items of other comprehensive loss or income in the year ended March 31, 2021 and therefore no statement of comprehensive income has been presented.
Condensed statement of financial position of the Parent Company

(EUR thousand)	As of March 31
2021 Restated
ASSETS
Investments in subsidiaries	1,418,280
Loans to group companies	59,289
Non-current assets	1,477,569
Current assets	310
Total assets	1,477,879
EQUITY AND LIABILITIES
Share capital	1,678,506
Other reserves	(152,128)
Accumulated losses	(88,780)
Total equity	1,437,598
Liabilities
Non-current liabilities	—
Current liabilities	40,281
Total liabilities	40,281
Total equity and liabilities	1,477,879

Condensed statement of cash flows of the Parent Company

(EUR thousand)	For the financial year ended March 31
2021 Restated
Loss before income tax	(87,020)
Capital reorganization non-cash items	125,620
Movement in loans with group companies	(59,529)
Other non-cash items	12,096
Changes in working capital	8,833
Net cash from operating activities	—
Proceeds from issuance of share capital	222
Proceeds from treasury shares	65
Net cash from financing activities	287
Net increase in cash and cash equivalents	287
Cash and cash equivalents at beginning of year	—
Cash and cash equivalents at end of year	287

The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

(EUR thousand)	For the financial year ended March 31
2021 Restated
IFRS loss reconciliation:
Parent only– IFRS loss for the year	(87,466)
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(345,506)
Consolidated IFRS loss for the year	(432,972)
IFRS equity reconciliation:
Parent only– IFRS equity	1,437,598
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(1,544,967)
Consolidated– IFRS equity	(107,369)

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

(EUR thousand)	For the financial year ended March 31
Purchases of services from related parties	2021	2020	2019
Monitoring fee	(950)	460	700
Directors fee	278	195	—
Reimbursements	16	54	76
Total	(656)	709	776

(EUR thousand)	As of March 31
Liabilities to related parties	2021 Restated	2020	2019
Liabilities to key management personnel:
Pension liability	1,387	868	407
Share-based payment liability	—	7,396	6,161
Liabilities to shareholders:
Warrant liability	9,864	—	—
Closing balance for the year	11,251	8,264	6,568
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
Warrants
As of March 31, 2021, Silver Lake and Affiliates, Partners Group and Affiliates, and EBT held 9,766,667 warrants for a total value of EUR9.9 million.

NOTE 43    Warrants
Since the listing on August 28, 2020, and until March 31, 2021, 114,024 Public Warrants were exercised at a price of USD11.50 and at a 1:1 equivalent to ordinary shares.

The outstanding Public and Private Warrants as of March 31, 2021 amount to 30,735,950 with a fair value of EUR31.0 million.
There were no outstanding warrants in the comparative periods presented as of March 31, 2020 and March 31, 2019.

	For the financial year ended March 31
Number of warrants	2021	2020	2019
Opening balance as of April 1	—	—	—
Issuance of warrants	30,849,974	—	—
Exercises of warrants	(114,024)	—	—
Closing balance as of March 31	30,735,950	—	—

(EUR thousand)	For the financial year ended March 31
Warrant liabilities	2021	2020	2019
Opening balance as of April 1	—	—	—
Issuance of warrants	20,196	—	—
Exercises of warrants	(73)	—	—
Change in fair value of warrants	10,856	—	—
Closing balance as of March 31	30,979	—	—

Please refer to Note 5, and Note 44 for further details.
NOTE 44    Shareholders of Global Blue Group Holding AG
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
30,735,950 warrants are outstanding as of March 31, 2021. Please refer to Note 43 for details of the movement in the number of warrants during the period.
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
NOTE 45    COVID-19 Considerations
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

NOTE 46    Events after the reporting period
There were no significant events after the reporting period.

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
Date: December 7, 2021

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
Date: December 7, 2021

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

Date: December 7, 2021

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

Date: December 7, 2021

By:
/s/ Loic Jenouvier
Loic Jenouvrier
Chief Financial Officer
(Principal Financial Officer)

Exhibit 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-260108), and Registration Statement on Form F-3 (No. 333-259200) of Global Blue Group Holding AG of our report dated June 28, 2021, except for the effects of the restatement discussed in Note 3 to the consolidated financial statements, as to which the date is December 7, 2021, relating to the financial statements, which appears in this Form 20-F/A.

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland
December 7, 2021