Form 20-F
period 2022-03-31
Global Blue Group Holding AG
filed 2022-06-29
CIK 1799983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2022

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
Route des Fléchères 7A
1274 Signy
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

Ordinary shares: 180,626,224

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
•Global Blue operates in a competitive market and Global Blue may lose merchant accounts to Global Blue’s competitors;
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
◦Global Blue`s business, results of operations and financial condition may be adversely impacted by the ongoing conflict between Russia and Ukraine;
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
•Provisions in the Articles of Association and Swiss law may limit the availability of attractive takeover proposals; and
•Global Blue has identified a material weakness in its internal control over financial reporting.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and senior management

Not applicable.
B. Advisers

Not applicable.
C. Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

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
Global Blue’s business is highly dependent on international travel. Regional or global circumstances affecting international travel, such as airline strikes, natural disasters, international hostilities, civil unrest, terrorist attacks, contagious disease outbreaks or other similar events, could reduce international travel, which in turn could have a material adverse effect on Global Blue’s business, results of operations and financial condition. In addition, growing focus and awareness of climate change could adversely impact the demand for international travel as some international shoppers may choose to fly less frequently.
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
The COVID-19 pandemic and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and recent results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. Global Blue’s SiS for the year ended March 31, 2022 were down 65.8% relative to the SiS for the year ended March 31, 2020. Revenues for the same period and relative to the same pre-COVID-19 period, were also down 70.0%. As shops reopen and international travel resumes over time, management anticipates that Global Blue’s performance may improve accordingly.
The discussion of historical performance, as presented under “Operating Results” for the financial years ended March 31, 2021 and 2022 reflects the initial, and continued impact from the COVID-19 pandemic, which started to affect Global Blue’s business from February 2020. Accordingly, key financial metrics such as SiS, revenue and Adjusted EBITDA growth for the financial years ended March 31, 2021 and 2022 may not be reflective of the annual results expected for any future periods. Global Blue’s management expects that the pandemic will continue to have negative consequences on Global Blue’s results of operations, cash flows and financial position as of and for future periods including the financial year ending March 31, 2023. Given the global and evolving nature of the pandemic, its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the ultimate negative impact and the duration of such negative impact on Global Blue’s results of operations cannot be accurately quantified at this time. However, following the progressive roll-out of COVID 19 vaccination, shops have re-opened and international travel is resuming gradually over time and that Global Blue’s performance will improve accordingly in the long-term.
At the beginning of the COVID-19 pandemic and depending on jurisdiction, Global Blue has furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments (in addition to other measures such as reducing the workforce and senior management agreeing to temporary salary cuts). Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. There are only a minimal number of staff who were furloughed or on reduced working hours at the beginning of the pandemic who remain in this position, with almost all staff who were not laid off now back to full time working.
In addition to the primary impacts discussed above, the COVID-19 pandemic could have a wide range of negative secondary impacts on Global Blue. For instance, merchants or customs and tax authorities could potentially fail or refuse to pay Global Blue, as discussed under “Global Blue is subject to counterparty risk and credit risk”, which could negatively impact Global Blue’s business, results of operations, and financial condition, although to date, any such impacts have been immaterial in the context of Global Blue’s financial condition. Global Blue only pays the revenue share to merchants after having collected the receivables, thereby reducing the net exposure. Separately, as the pandemic subsides and related preventative measures are lifted, international shoppers’ continuing health concerns could potentially outweigh pent-up travel and shopping demand, which in turn would depress demand for travel and tax-free shopping. Similarly, international shoppers’ demand could also be reduced should the number of airlines or operated routes not increase to levels seen before the pandemic. In addition, any economic recession resulting from the pandemic may also result in reduced consumer spending. Such reduced demand from international shoppers could significantly impact Global Blue’s business, results of operations and financial condition. Global Blue cannot predict when the impacts of the pandemic will subside or how quickly thereafter international travel, consumer spending and demand for tax-free shopping and Global Blue services will return to pre-pandemic levels, if at all.
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
In order for Global Blue’s business to remain competitive and grow in this rapidly evolving market, Global Blue must continually adapt and enhance its existing technology offerings, as well as develop new products to meet the particular needs of each market and each stakeholder in the TFS ecosystem. To do this, Global Blue needs to anticipate demand in a wide variety of markets and industries and devote appropriate resources, including Global Blue’s resource and development budget, to meet the expectations of merchants, international shoppers, customs and tax authorities, financial institutions that process credit or debit card payments on behalf of Acquirers and card schemes. If Global Blue is unable to develop technologies that align with stakeholder expectations, Global Blue may lose market share. Any failure to remain innovative or to introduce new or upgraded technologies that are responsive to changing merchant, international shopper or government requirements may have a material adverse effect on Global Blue’s competitiveness and could cause Global Blue to lose its market position in core markets.
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
The integrity, reliability and efficiency of Global Blue’s internal controls and procedures may not be guaranteed.
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
Global Blue`s business, results of operations and financial condition may be adversely impacted by the ongoing conflict between Russia and Ukraine
The ongoing conflict between Russia and Ukraine and the subsequent related sanctions imposed by various countries have placed restrictions on flights to Russia from certain countries (such as the United States, EU countries and the United Kingdom), bans on the usage of Visa/Mastercard/Amex credit cards in Russia and prohibitions on certain luxury and retail goods being sold by EU-based merchants for use in Russia. This has impacted not only product availability for stores in Russia, but also the sale of such goods to Russian residents in EU-based merchant stores. Global Blue has a 51% interest in and operates, together with a joint venture partner, a tax refund business in Russia. The factors mentioned above have led to a material decrease in the revenues of Global Blue’s Russian business. While the Russian business represented an insignificant amount of Global Blue’s consolidated revenues for the year ended March 31, 2022, it may expose Global Blue to potential sanctions risk which could subject Global Blue to regulatory penalties and reputational risk. As a result all of the above issues relating to the ongoing conflict, Global Blue is considering a cost reduction program for Global Blue’s Russian business and a potential divestment of its ownership stake in the joint venture entity, which may negatively impact Global Blue’s financial performance. Additionally, there can be no guarantee that a potential divestment of the Russian business will occur or whether it would be on terms favorable to Global Blue.
In addition, Global Blue has seen a reduction of Russian international shoppers claiming VAT refunds outside of Russia due to the impact of travel restrictions and sanctions. At pre-COVID levels, Russian resident travelers’ TFSS SiS represented approximately 6% of total group’s Sales in Store. Future impacts on Russian international shoppers due to the conflict and resulting sanctions are difficult to predict due to the high level of uncertainty as to how the conflict and sanctions will evolve, what their respective duration will be and the ultimate resolution.
More broadly, there could be additional negative impacts on Global Blue should the situation continue to escalate, including, among other potential impacts, economic recessions in certain neighboring countries or globally due to inflationary pressures and supply chain costs increases or the geographic proximity of the conflict relative to the rest of Europe. Given the nature of Global Blue’s global operations, any of the factors mentioned above may adversely affect Global Blue’s business, results of operations and financial condition.
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
Global Blue’s success is dependent on the skills, experience and efforts of Global Blue’s senior management and key personnel. In particular, Global Blue depends on certain sales and marketing staff who have established strong relationships with merchants. The loss of services of key members of Global Blue’s sales and marketing team, particularly to a competitor, could lead to a loss of merchant accounts and, in turn, could have a material adverse effect on Global Blue’s business, results of operations and financial condition. While currently this has not occurred the risk of certain key members of Global Blue leaving Global Blue has been heightened following the expiration of certain provisions in the Management Shareholders Agreement on February 28, 2022, as any such key members that leave after such expiration will be deemed to be a ‘good leaver’ which therefore reduces any disincentive to leave Global Blue.
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
Equivalent or similar legislation exists in other countries where Global Blue conducts business. Fines and penalties, which may include the shutting down of operations or central banks limiting Global Blue’s ability to source currency, could be imposed in the various countries in which Global Blue operates, and more stringent sanctions, anti-bribery or anti-money laundering (“AML”) legislation, including “know your customer” requirements, could impose considerable obligations on Global Blue, create increased reporting obligations and trigger the need for increased resources devoted to AML or other compliance functions. Global Blue’s internal policies mandate compliance with AML, sanctions and anti-bribery laws, but Global Blue’s compliance policies and training efforts may not always prevent bad acts or errors committed by Global Blue’s employees or joint venture partners and their employees. For example, if one of Global Blue’s joint venture partners or employees were to bribe a government official in connection with any government award of a TFS license or agreement, Global Blue would be in violation of anti-bribery regulations. Additionally, there is a risk that Global Blue could violate AML regulations by allowing fraudulent VAT refunds to be claimed by not sufficiently checking that the tax-free form was properly issued or validated or not sufficiently checking that the merchant was a genuinely established enterprise. Any failure, or suspected failure, by Global Blue to comply with its obligations relating to AML, sanctions or anti-bribery, could not only have a material adverse effect on its business, results of operations and financial condition, but could also have a material adverse effect on its reputation and goodwill.
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

Global Blue has incurred substantial indebtedness. As of March 31, 2022, Gross Debt (which refers to the long-term financing - senior debt facility less the capitalized financing fees) amounted to €729 million. If there were an event of default under the Facilities Agreement that is not cured or waived in accordance with the terms of the Facilities Agreement, the lenders under the Facilities Agreement could terminate their commitments to lend and cause all amounts outstanding with respect to the loans granted under the Facilities Agreement to become due and payable immediately and/or exercise their rights and remedies under the security documents. Global Blue’s assets and cash flow may not be sufficient to fully repay Global Blue’s outstanding debt under the Facilities Agreement when due, whether upon an acceleration of the loans granted under the Facilities Agreement or on the maturity date of any of the loans granted. Certain assets including the shares and material bank accounts of certain of Global Blue’s material subsidiaries serve as security to secure the obligations under the Facilities Agreement and, upon an acceleration of the Facilities Agreement, the secured parties may enforce such security and exercise rights and remedies under such security documents including to sell, appropriate or otherwise dispose of such assets in order to generate proceeds to repay any outstanding indebtedness under the Facilities Agreement. Upon an acceleration of the Facilities Agreement or upon the final maturity date of the Facilities Agreement, there can be no assurance that Global Blue will be able to refinance the Facilities Agreement or that Global Blue’s assets, including those that serve as security for outstanding indebtedness, would be sufficient to repay that indebtedness in full and allow Global Blue to continue to make the other payments that Global Blue is obliged to make, which would impair Global Blue’s ability to run Global Blue’s business, could result in insolvency proceedings or reorganization and could result in investors losing all or a significant portion of their investment. In addition, a default under the Facilities Agreement could result in a default under Global Blue’s other financing arrangements and could cause or permit lenders under those other financing arrangements to accelerate such financing arrangements, causing the amounts owed under those arrangements to become immediately due and payable, which could have a material adverse effect on Global Blue’s business, results of operations and financial condition. For more information regarding the Facilities Agreement, see “Item 5. Operating and financial review and prospects - B. Liquidity and capital resources”.
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
We do not currently intend to pay dividends. The actual payment of future dividends on our ordinary shares and the amounts thereof depend on a number of factors, including, among others, the amount of distributable profits and reserves, including capital contribution reserves (which can be reduced by losses in a current year or carried forward from previous years), the Company’s capital expenditure and investment plans, revenue, profits, financial condition, the Company’s level of profitability, Leverage Ratio (as defined under “Item 5. Operating and financial review and prospects - B. Liquidity and capital resources”), applicable restrictions on the payment of dividends under applicable laws, compliance with credit covenants, general economic and market conditions, future prospects and such other factors as the Board of Directors may deem relevant from time to time. The Company’s ability to pay dividends may be impaired if any of the risks described in this section were to occur.

Global Blue’s indebtedness imposes restrictions on Global Blue’s business and a significant increase in Global Blue’s indebtedness could result in changes to the terms on which credit is extended to it.
The Facilities Agreement contains covenants and undertakings. These undertakings restrict or limit, among others, Global Blue’s ability to incur additional indebtedness, Global Blue’s ability to create security, Global Blue’s ability to dispose of assets and Global Blue’s ability to merge or consolidate with other entities (in each case subject to a number of important exceptions and qualifications). If Global Blue breaches any of the covenants with respect to the Facilities Agreement and Global Blue is unable to cure the breach within any applicable grace period specified in the Facilities Agreement (to the extent the breach is capable of being cured) or to obtain a waiver from the relevant lenders, Global Blue would be in default under the terms of the Facilities Agreement. See “Operating Results”.
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
Part of Global Blue’s existing and future debt and borrowings carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates. As of March 31, 2022, all of Global Blue’s interest-bearing loans carried floating interest rates. As of March 31, 2022, none of these loans were covered by interest rate swaps as the floating rate was below the minimum interest rate floor of 0%, which will also apply to borrowings under the Facilities. Adverse fluctuations and increases in interest rates, to the extent that they are not hedged, could have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition. In addition, LIBOR and other “benchmark” interest rates are currently the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform, which may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could result in an increase in the interest payable on any of Global Blue’s debt linked to such a “benchmark”.
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
Global Blue’s main transaction risks arise from funding activities and transactions between Global Blue group entities with different functional currencies. Exposures are in the form of cash pools as well as intra-group trade payables and receivables. Global Blue’s largest exposures for the financial year ended March 31, 2022 were to the Swedish krona, Australian dollar and Moroccan dirham, and for the financial year ended March 31, 2021 to the Australian dollar, Moroccan dirham and Uruguayan peso. Volatility in these currencies may therefore impact Global Blue’s results of operations if not properly managed. Adverse currency movements could result in a material adverse effect on Global Blue’s business, results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.
Global Blue’s consolidated financial statements include significant intangible assets which could be impaired.
Global Blue carries significant intangible assets on its balance sheet. As of March 31, 2022, the intangible assets on Global Blue’s balance sheet totaled EUR584.0 million, including EUR485.6 million in goodwill and EUR80.0 million in trademarks and customer relationships relating mainly to the acquisition of Global Blue by Silver Lake and Partners Group AG (“Partners Group”) in 2012, as well as Global Blue’s acquisition of Currency Select Pty Limited (previously Travelex Outsourcing Pty Limited) (“Currency Select”)) in 2017 and ZigZag in 2021.
Pursuant to current accounting rules, Global Blue is required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of Global Blue’s goodwill may no longer be recoverable and Global Blue would be required to record an impairment charge. The COVID-19 pandemic and its impact on Global Blue’s business was an impairment indicator that Global Blue assessed. See “The COVID-19 pandemic has resulted in significantly decreased activity in the international travel and extra-regional shopping sectors and, as a result, has had a significant negative impact on Global Blue. The effects of COVID-19 are expected to continue to have a negative impact on Global Blue’s business, results of operations and financial condition until the pandemic and health concerns subside and the related preventative measures are lifted”. Global Blue assessed its goodwill for impairment as of the most recent reporting date of March 31, 2022, including analyses for the impact of COVID-19. While the most recent assessment resulted in no impairment, should the impact of the COVID-19 pandemic on Global Blue’s revenue be more severe or of longer duration than assumed, our goodwill balance may be at risk of impairment.
Other intangible assets, such as trademarks and customer relationships, are amortized on a yearly basis. However, if impairment indicators are present, Global Blue is required to test such intangible assets for impairment.
Seasonality may cause our operating results to fluctuate from quarter to quarter.
We experience seasonality, with the summer months typically being a high season of travel, resulting in increased working capital needs. See “Liquidity and capital resources—Net Working Capital” for further details. As a result, it may be difficult to forecast our results of operations accurately, and there can be no assurance that the results of any particular quarter or other period will serve as an indication of our future performance.
Risks Related to the U.S. Federal Income Tax Treatment
If the Company were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of our ordinary shares could be subject to adverse U.S. federal income tax consequences.
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
If the Company were a PFIC, a U.S. Holder of our ordinary shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Taxation - Material U.S. Federal Income Tax Consequences”.
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
Silver Lake beneficially owns approximately 74.7% of our ordinary shares. Due to its large shareholdings, Silver Lake is able to exert control in the general meeting of Global Blue shareholders and, consequently, on matters decided by the general meeting, including the appointment of members of the Board of Directors, the payment of dividends and any proposed capital increase. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. In addition, the interests pursued by Silver Lake could differ from the interests of Global Blue’s other security-holders. See “Major Shareholders” and “Related Party Transactions” for a description of certain arrangements regarding the relationship between the Company and Silver Lake.
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
The Company may not be successful in its efforts to make distributions, if any, on a withholding tax-free basis. Distributions made by the Company will generally be subject to a Swiss federal withholding tax at a rate of 35%, except if made out of confirmed capital contribution reserves. However, the Company may be unable to obtain the confirmation by the Swiss tax authorities of the capital contribution reserves in the desired amount. Furthermore, the Company may be unable to make distributions out of confirmed capital contribution reserves for other reasons, such as in case capital contribution reserves were depleted in the context of the redemption of Series A Preferred Shares or Series B Peferred Shares or as a result of other distributions, to the extent its audited statutory financial statements show a loss carry forward which it may incur as a result of operational losses, or impairment of assets. The withholding tax must be withheld from the gross distribution and paid to the Swiss Federal Tax Administration. A U.S. holder that qualifies for benefits under the Convention between the United States and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “U.S.-Swiss Treaty”) may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders holding at least 10% of the voting stock of the Company, or for a full refund in the case of qualified pension funds). Payment of a capital distribution in the form of a par value reduction is not subject to Swiss withholding tax. If the Company is unable pay a dividend out of qualifying additional paid-in capital, the Company may not be able to make distributions without subjecting shareholders to Swiss withholding taxes.
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
Risks Related to the Company’s Securities
Global Blue Warrants will become exercisable for ordinary shares and Series A and B Preferred Shares will be convertible into ordinary shares, which would increase the number of securities eligible for future resale in the public market and result in dilution to our shareholders, and may adversely affect the market price of our ordinary shares.
Outstanding Global Blue Warrants to purchase an aggregate 30,735,950 ordinary shares of the Company are exercisable at a price of $11.50 per share, subject to adjustments. In addition, a total of 17,788,512 Series A Preferred Shares, excluding 5,929,477 Series A Preferred Shares held in treasury, and 21,176,470 Series B Preferred Shares are convertible into ordinary shares, under certain circumstances, on a cashless and one-for-one basis. To the extent such Global Blue Warrants are exercised or Series A Preferred Shares or Series B Preferred Shares are converted, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and increase the number of securities eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.
In addition, the market price of our ordinary shares may also be adversely affected if investors in our ordinary shares view the Series A Preferred Shares or Series B Preferred Shares as a more attractive means of equity participation in us than owning our ordinary shares or as a results of any hedging or arbitrage trading activity that may develop involving the Series A Preferred Shares, Series B Preferred Shares and our ordinary shares.
Our ordinary shares rank junior to the Series A Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation.
Our ordinary shares rank junior to the Series A Preferred Shares and Series B Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation. This means that, unless dividends have been declared and paid, or set aside for payment, on all outstanding Series A Preferred Shares and Series B Preferred Shares, no dividends may be declared or paid on our ordinary shares. Likewise, in the event of our liquidation, no distribution of our assets may be made to holders of our ordinary shares until we have paid to (i) holders of the Series A Preferred Shares liquidation proceeds equal to the higher of $10.00 per share and the amount that such Series A Preferred Share would have conferred had it been converted into an ordinary share immediately prior to liquidation and (ii) holders of the Series B Preferred Shares liquidation proceeds equal to the higher of $8.50 per share and the amount that such Series B Preferred Share would have conferred had it been converted into an ordinary share immediately prior to liquidation.
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
•the volume of our securities, including ordinary shares, Global Blue Warrants, the Series A Preferred Shares and the Series B Preferred Shares, available for public sale;
•any major change in the Board of Directors or management;
•sales of substantial amounts of ordinary shares, Global Blue Warrants, the Series A Preferred Shares and the Series B Preferred Shares by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
•general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.
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
The Company’s articles of association (the “Articles of Association”) contain provisions that may discourage unsolicited takeover proposals that shareholders of the Company may consider to be in their best interests. In particular, the Articles of Association contain a provision which requires approval by the majority of votes present at (i) a special meeting of the Series A Preferred Shares where the holders of the Series A Preferred Shares would receive less than $10 per Series A Preferred Share in connection with a merger or public tender offer when shareholder approval is required as a condition to the offer and (ii) a special meeting of the Series B Preferred Shares where the holders of the Series B Preferred Shares would receive less than $8.50 per Series B Preferred Share in connection with a merger or public tender offer when shareholder approval is required as a condition to the offer. Other provisions in the Articles of Association and Swiss law include the requirement for the affirmative vote of holders of at least two-thirds of the represented shares and the absolute majority of the represented nominal value of the shares at a general meeting of shareholders to amend provisions therein that affect certain shareholder rights or the Company’s ability to enter into certain transactions. These provisions could limit the price investors might be willing to pay for the Company’s securities.
Global Blue has identified a material weakness in its internal control over financial reporting. If Global Blue is unable to remediate this material weakness or otherwise fails to maintain an effective system of internal controls,

Global Blue may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business and the price of its securities.
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
As described in more detail in “Item 15, Controls and Procedures”, in this Annual Report on Form 20-F, management has concluded that we have a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
As previously disclosed, Global Blue’s historical audited consolidated financial statements for the years ended March 31, 2021 and March 31, 2020 were restated. While we have designed and implemented controls to remediate the material weakness, as described in more detail in “Item 15, Controls and Procedures” our efforts may not be successful. These remediation measures may be time consuming, costly, and may place significant demands on our financial and operational resources. If our efforts to remediate this material weakness are not successful, the remediated material weakness may reoccur or other material weaknesses could occur in the future.
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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

Global Blue Group Holding AG with its commercial name Global Blue (previously called Global Refund) was incorporated on December 10, 2019, is headquartered in Zürichstrasse 38, 8306 Brüttisellen, Switzerland (telephone +41 22 363 77 40) governed by Swiss laws, has been a leader in TFS services (based on Sales in Store) since it pioneered the concept with its first incorporation in 1980 in Sweden and maintains a large market share in the segment. Throughout the 1980s and 1990s, Global Blue expanded into 16 new countries, including France, Germany, Spain, Switzerland and, in 1993, Singapore, which was Global Blue’s first expansion beyond Europe. In 2001, Global Blue launched its DCC service and moved its corporate headquarters from Sweden to Switzerland. During the 2000s, Global Blue accelerated its global expansion, with TFS and DCC operations launched in several markets throughout Europe, Asia and the Americas, including Argentina and South Korea.
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
In 2021, Global Blue started to diversify its business with the introduction of the new segment called Complementary Retail Tech Solutions (CRTS). It started with the acquisition of ZigZag, a Software-as-a-Service (SaaS) technology provider that enhances the e-commerce returns experience for consumers and streamlines the process for retailers across the world. Global Blue and ZigZag joined forces to further empower merchants to capture growth opportunities through omnichannel technology and payment solutions.
From October 2020 to September 2021, the Group purchased through various steps a 56% stake in Yocuda, an innovative and fast-growing company that has created a digital receipt product based in the United Kingdom. Global Blue’s partnership with Yocuda allows Global Blue to deepen its relationships with merchants, providing more new omnichannel solutions that are in line with their evolving needs. We believe that the digital receipts market is expected to continue to grow due to the increased focus on sustainability and new regulatory requirements in some jurisdictions, for example France, whereby digital receipts will become mandatory.
In March 2022, Global Blue has acquired a minority stake in Toshi, a SaaS technology provider targeting luxury brands to help them bridge the gap between the online and in-store experience and another minority stake in Twig, a disruptive new payment solution that enables consumers to convert their previous purchases – for example fashion or electrical items – into cash, which they can spend where and how they want.
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

B. Business overview
Global Blue serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international shoppers, driven by multiple long-term macroeconomic tailwinds. Global Blue established the concept of TFS in Sweden in 1980 and has emerged as both a global leader (based on its share of the

Tax Free Shopping Segment (TFSS)) and a pioneer in technology for Tax Free Shopping according to management. Global Blue also offers AVPS, including DCC for which Global Blue is a leading provider. Finally, Global Blue also offers Complementary Retail Tech Solutions (CRTS) following the business combinations with ZigZag Global, an e-commerce returns platform and Yocuda, an eReceipts technology solution to help merchants migrating from paper to digital receipts. As of March 31, 2022, Global Blue operated across more than 50 countries. For the financial year ended March 31, 2022, Global Blue enabled millions of international shoppers to claim VAT refunds on international shopping or complete international transactions in their home currency. At its core, Global Blue is a technology platform that serves a network of more than 400,000 merchant stores globally through TFSS, AVPS and CRTS, facilitating millions of transactions and delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and tax authorities. See “Operating Results—COVID-19” for a summary of the impact of the ongoing COVID-19 outbreak on Global Blue.
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

•Merchants: As a “business to business to consumer” (“B2B2C”) TFS service provider, Global Blue offers merchants a broad range of in-store issuing software solutions tailored to their needs, as well as pre- and post-transaction services to better attract and serve international shoppers. Global Blue has more than 40 years of experience in TFS and, as of March 31, 2022, Global Blue’s TFS network covered more than 300,000 TFS merchant stores. For the financial year ended March 31, 2022, Global Blue processed approximately EUR5.5 million TFSS transactions (EUR35.2 million for the financial year ended March 31, 2020, our last pre-pandemic financial year) and generated EUR89.6 million in revenue in its TFSS business (EUR359.6 million for the financial year ended March 31, 2020), or 71.1% of its total revenue (85.5% for the financial year ended March 31, 2020). In addition, by leveraging its access to proprietary aggregated data on international shoppers, Global Blue is able to provide merchants with innovative analytics and digital marketing solutions that include: (i) solutions designed to help merchants gain better insights into the operational and financial performance of their business and identify incremental revenue opportunities (i.e., Smart Data & Business Intelligence); and (ii) solutions designed to drive revenue for its merchants, increase awareness of TFS and help merchants improve their knowledge of and ability to engage with international shoppers (i.e., Digital Drive to Store & Marketing). For more than 20 years, Global Blue has also offered AVPS, including POS DCC services for the retail and hospitality sectors, e-commerce dynamic currency conversion solutions, services and software for automated teller machines (“ATM”), and Multi-Currency Processing (“MCP”) for online merchants.
•International shoppers: International shoppers are at the core of both Global Blue’s business and the broader luxury market, representing approximately 20% to 30% of the luxury industry’s worldwide revenue. Global Blue offers international shoppers the ability to: (i) seamlessly reclaim VAT on eligible goods purchased outside their country of origin, increasing their purchasing power; and (ii) pay for goods and services abroad in their home currency through DCC services, giving them clarity and certainty about their travel spending. International shoppers have a financial incentive to use Global Blue’s TFS services, as they have the opportunity to receive a refund equaling approximately 70% of the VAT paid on average. Global Blue’s services not only help international shoppers save on shopping, they also facilitate a tax-free journey with a simple and transparent TFS refund process. As of March 31, 2022, Global Blue operated TFS services in more than 40 countries and maintained hundreds refund points with 10 credit card and three mobile wallet partnerships, allowing Global Blue to offer refunds to international shoppers at a convenient time and using their preferred payment method.
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
Global Blue’s main AVPS offering is DCC. Global Blue’s DCC service enables international shoppers to make transactions in their home currency, thereby giving them clarity and confidence about their holiday or business spending. A typical DCC transaction begins with the international shopper being prompted to pay in either local or home currency. The international shopper selects the amount paid in their home currency (including a transaction fee) and the issuing bank debits the international shopper in their home currency. The merchant, the acquiring bank and Global Blue receive a share of the transaction fee. Furthermore, the AVPS offering includes Hotel & Retail payments gateway sold through Global Blue’s network of Acquirers and Payments Acquiring and Processing of credit card payments. The following illustration summarizes the DCC process.

SIMPLIFIED OVERVIEW OF THE DCC PROCESS2

Note: (1) FX fees charged by the issuing bank for the conversion of the £900 purchase amount is equal to or greater than the Global Blue dynamic currency conversion fees.

For the financial year ended March 31, 2022, Global Blue processed 13.2 million AVPS transactions (30.8 million for the financial year ended March 31, 2020, our last pre-pandemic financial year) and generated EUR23.3 million in revenue in Global Blue’s AVPS business (EUR60.8 million for the financial year ended March 31, 2020), or 18.5% of Global Blue’s total revenue (14.5% for the financial year ended March 31, 2020). For the financial year ended March 31, 2022, Global Blue offered its payment services to international shoppers at thousands of points of interaction across 32 countries.
Global Blue’s CTRS segment offers an enhanced, fully digital returns experience to more than 15 million domestic shoppers by connecting retailers to a network of more than 450 carrier services and 220 warehouses in 130 countries and help retailers manage worldwide e-commerce returns and exchanges more profitably, and consumers to enjoy a smoother and enhanced return experience. E-commerce returns replaces outdated paper-based “label in the box” solutions with a best in class online returns portal that offers a greater range of shipping options including post office, parcel shops, lockers and collection from home, as well as exchange alternatives. In parallel, it optimizes retailers’ profitability by reducing logistical costs via consolidation, local market re-sale, and inbound consumer queries, as well as by allowing exchanges versus simply return of goods.
With e-commerce expanding, an efficient returns platform is key to both mass and luxury retailers, who are experiencing accelerating growth in their online sales and operations.
2 This graphic is presented for illustrative purposes only and not as a representation of actual amounts involved in the DCC process. Actual amounts may vary depending on a number of factors, including the revenue share split set out in agreements with the respective Acquirer and merchants, expected DCC acceptance rates and market trends.

Global Blue’s CTRS segment also offers solutions to enable retailers to send content-rich, personalized digital receipts to customers. This technology can be linked to existing retailer schemes such as brand loyalty, customer relationship management (CRM), clienteling, and customer data platform (CDP) programs.
We believe that digital receipts will become more widespread due to the increased focus on sustainability and climate change and the fact that some governments are making eReceipts a legal requirement. eReceipts represent a highly cost-effective way to capture transaction-related customer data, giving retailers a chance to enrich their shopper database and gain a better, deeper understanding of their customers. They present an opportunity to engage via email with customers at a highly impactful time (immediately after a transaction is made). They support other initiatives, for example Environmental, Social and Corporate Governance (ESG) strategies as they provide more transparency and eliminate the need for paper.

Data transfer
Imports & exports via SFTP / API
Digital receipt
sent to customer
(email, SMS, app, web)
YOCUDA
API
YOCUDA
PLATFORM & DATABASE
Customer data
(via Yocuda pop-up
or POS software)
Transaction data
Data capture
POS integration allows for customer & transaction
data extraction in real time

For the financial year ended March 31, 2022, Global Blue processed 17.7 million CRTS transactions and generated 13.1 million in revenue in Global Blue’s CRTS business, or 10.4% of Global Blue’s total revenue.
Key markets
Global Blue is present in more than 50 countries across Europe and Middle East, Asia and Americas and its top markets from a revenue perspective for the financial year ended March 31, 2022 were France, Australia and Italy and for the two other prior financial years, the top markets were the UK, France and Italy.
The table below summarizes the last 3 financial years Revenue of Global Blue by geography and by segment and for more details, please see “Note 6 Segment information”:

Revenue by geography and by segment
	For the financial year ended March 31
	2022	2021	2020
	(in EUR millions)
Europe	82.6	25.6	317.1
Asia	5.4	5.0	39.4
Rest of the World	1.6	0.2	3.0
Total TFSS	89.6	30.8	359.6
Europe	6.6	3.3	14.8
Asia	16.7	10.5	46.0
Rest of the World	—	—	—
Total AVPS	23.3	13.9	60.8
Europe	13.1	—	—
Asia	—	—	—
Rest of the World	—	—	—
Total CRTS	13.1	—	—
Europe	102.3	28.9	332.0
Asia	22.1	15.5	85.4
Rest of the World	1.6	0.2	3.1
Total Revenue	125.9	44.7	420.4
Europe	89.2	28.9	332.0
Asia	22.1	15.5	85.4
Rest of the World	1.6	0.2	3.1
Total Revenue without CRTS	112.9	44.7	420.4

Material effects of government regulation
The UK abolished the Tax Free Shopping scheme on January 1, 2021 which allowed international visitors in the UK to reclaim the VAT paid on goods being exported. See “Operating Results—Regulatory Update” for more details on the UK decision.
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

C. Organizational structure
The following diagram depicts our organizational structure as of June 14, 2022. Percentages refer to voting power of our ordinary shares and Series A and B Preferred Shares held by the respective shareholders or shareholder groups. Our ordinary shares and Series A and B Preferred Shares have the same voting rights. Therefore, in calculating the percentages, (a) the numerator is calculated by adding the number of our ordinary shares held by the shareholder and the number of Series A and B Preferred Shares held by the shareholder; and (b) the denominator is calculated by adding the aggregate number of our ordinary shares outstanding and the aggregate number of Series A and B Preferred Shares outstanding (but excluding shares held in treasury). The structure chart assumes none of the outstanding Global Blue Warrants are exercised.

(1) Reflects ordinary shares and Series A Preferred Shares held by our directors and members of Executive Management. This includes ordinary shares and Series A Preferred Shares held by Ocorian Limited (formerly Estera Trust (Jersey) Limited) as trustee on behalf of certain employees and members of management.
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
(4) Reflects ordinary shares and Series B Preferred Shares directly held by Certares Oppportunities Wolverine S.a.r.l pursuant to the investment agreement dated May 5, 2022.

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

D. Property, plants and equipment
Our tangible fixed assets mainly comprise of machinery, equipment and computers, right-of-use assets such as offices, and refund points, and leasehold improvements. Our principal executive offices are located in Eysins, Switzerland, while our main service locations are in Vienna (Austria), Paris (France), Bratislava (Slovakia), Milan (Italy), Helsinki (Finland), Singapore (Singapore) and Eysins (Switzerland). We generally enter into long-term leases for our main facilities such as offices, and refund points. Due to the nature of our operations, and the type of our tangible fixed assets, there are not any environmental issues that may affect our utilization of the assets, and there are no major encumbrances on any of our tangible assets.

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

A. Operating results
Overview
Global Blue Group Holding AG and its subsidiaries (the “Group"”or “Global Blue”) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Complementary Retail Tech Solutions (CRTS) following the business combination with ZigZag Global, an e-commerce returns platform as well as its 56% ownership stake in Yocuda, an eReceipts platform. See “Item 4.—Business Overview” for more details on the company’s overview.
Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and CRTS. Accordingly, its financial statements and other reporting information presented in this Operating and Financial Review and Prospects Sections show TFSS, AVPS and CRTS as separate reporting segments, as well as the business as a whole.
COVID-19
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. As a result of various waves of the COVID-19 outbreak cases worldwide and appearance of new variants of the virus, governments delayed their decisions to open the economy for travel, especially into the EU. Consequently, Global Blue’s revenue for the financial year ended March 31, 2021 declined 89% versus prior year. Following the approvals of various COVID-19 vaccines, subsequent vaccination efforts and the introduction of the COVID-19 vaccination certificates, international travelling started to gradually re-open and consequently, shops started to see increased requests for tax-free forms by international travelers . Southeast Asia fell behind Europe and the US in opening up for international travelling but has been quickly catching up as they have removed most of the travelling restrictions, especially for vaccinated travelers. China, however, still remains relatively closed as authorities continue to follow a Zero-COVID policy and consequently, we believe a recovery of Chinese travel to Europe may take a few more months and that it may be a slow recovery, spanning across a few quarters.
Global Blue monitors the levels of business recovery by looking at its revenue levels compared to the same period during the financial year 2020 (pre-COVID) and neutralizing the effect of acquisitions. The Group is observing a noticeable recovery trend; as noted above, i) revenue for the financial year ended March 31, 2021 declined 89.4% versus the financial year ended March 31, 2020, ii) for the three months ended June 30, 2021, the revenue decline versus the same period in 2019 was 83.4%, iii) for the three months ended September 30, 2021, the revenue decline softened to 78.9% as compared to the same period in 2019, iv) for the three months ended December 31, 2021 revenue levels versus the same period in 2019 narrowed to a decline of 67.9%, and v) finally, for the three months ended March 31, 2022, the revenue decline narrowed further to 57.4% compared to the same period in 2020. For the financial year ended March 31, 2022, revenue declined 73.1% against the financial year ended March 31, 2020. The levels of recovery are fairly similar between Europe and APAC. Revenues in Europe, without the effect of acquisitions, for the financial year ended March 31, 2022 declined 73.1% versus the financial year ended March 31,

2020 and in APAC for the financial year ended March 31, 2022 revenues declined 74.1% as compared to the financial year ended March 31, 2020.
Our results of operations for the financial year ended March 31, 2022 continue to reflect the impact of the COVID-19 outbreak which started to affect our business from February 2020. The extent of the negative impacts and the duration of such negative impacts on Global Blue’s results of operations cannot be accurately quantified at this time. However, management anticipates that Global Blue’s performance will continue to recover in line with or at a faster pace than the recent recovery trend, fueled by easing of restrictions and pent-up demand.
As previously reported, at the early stages of the outbreak, Global Blue had adopted a wide range of short-term measures that reduced its monthly cash expenditures while still maintaining core internal functions, serving clients who remained active while preserving the ability to ramp-up operations to capture volume when it starts to rebound. These short-term measures included the following impacts to personnel and non-personnel costs, substantially all of which are have expired or are due to expire soon:
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
•    Non-personnel costs: Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing the Group to postpone certain tax payments.
These short-term measures constituted the first phase of reductions in our Operating Expenses. The measures took advantage of various government support schemes, which in most cases have expired or are due to expire soon. Accordingly, a portion of the cost savings achieved by these short-term measures were limited in time, and consequently Global Blue gradually implemented the next phase of reductions, which partially superseded the short-term measures. Once volumes return to pre-COVID levels, the level of annual long-term savings, excluding inflation and public company costs, is expected to be EUR35 million, enabling the Group to operate with a materially lower cost structure.
Our Total operating expenses decreased by EUR169.4 million, or 44.7%, to EUR209.8 million for the financial year ended March 31, 2022, from EUR379.2 million for the financial year ended March 31, 2020. This decrease is driven by lower Amortization of intangible assets acquired through business combination, lower exceptional items expenses partially offset by increased adjusted Fixed Operating Expenses. Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and volume related operating expenses. See “Results of Operations” below for a reconciliation of adjusted Fixed Operating Expenses to total operating expenses.
Our Fixed Adjusted Operating expenses excluding CRTS costs (to enable like-for-like comparison by neutralizing incremental costs due to new business combinations) for the financial year ended March 31, 2022 decreased by 36.3% as compared to the financial year ended March 31, 2020 (the pre-Covid period). The reductions achieved for the financial year ended March 31, 2021 compared to the pre-Covid period were 53.1%. The lower reduction for the financial year ended March 31, 2022 evidences the implementation of our long-term savings plan, which we expect will provide us with substantial savings, though not to the same extent as our short-term measures. .

Impact of Russia’s invasion of Ukraine
The Russian government’s invasion of Ukraine has led to sanctions regulations imposed by various countries, has placed restrictions on flights to Russia from certain countries (such as the United States, EU countries and the United Kingdom), a ban on the usage of Visa/Mastercard/Amex credit cards in Russia and a prohibition on certain luxury and retail goods being sold by EU based merchants to be exported to Russia (impacting not only stock availability for stores in Russia but also the sale of such goods to Russian residents in EU based merchant stores).
Global Blue’s direct exposure to both Russia and the Ukraine is limited to Global Blue’s Tax Free operations in Russia, conducted through a joint venture which is 51% owned by Global Blue, with the remaining 49% owned by a joint venture partner, and to Russian and Ukrainian residents shopping internationally and claiming VAT refunds outside of Russia and Ukraine.
The above factors have led to a material decrease in the revenues of Global Blue’s Russian business as there has been a 98% decline of transactions during April and May 2022 compared to the same period pre-Covid, April and May 2019. As a result, Global Blue is considering a cost reduction program for Global Blue’s Russian business and a potential divestment of its ownership of the joint venture entity. During FY2021/22 Global Blue’s Russian TFSS Sales in Store represented less than 2% of the Global Blue Group TFSS Sales in Store .
Global Blue anticipates that Russian resident shoppers claiming VAT refunds outside of Russia will reduce in the short to medium term given the impact of the above mentioned travel restrictions and sanctions. At pre-COVID-19 levels, Russian resident travelers’ TFSS SiS represented approximately 6% of total group’s Sales in Store, while that of Ukrainian-origin travelers’ represented less than 1%. Global Blue does not have any legal entity present in the Ukraine.
As far as the impact on the region is concerned, Global Blue is observing a relative under-performance of the Russia and Ukraine neighboring countries, to some extent, a reflection of the higher weight of Russian and Ukrainian shoppers in these shopping-destination countries.
The ultimate negative impact and the duration of such impact on Global Blue’s results from operations cannot be accurately quantified at this time.
Recent Developments
Supplemental Liquidity facility
As Global Blue enters into the high season and combined with the increasing recovery levels compared to pre-COVID-19, and increased TFS activity, the Group is observing an increase of its working capital needs (See Liquidity and capital resources—Net Working Capital). On April 1, 2022 the Group drew USD20 million (EUR18.0 million) of the Supplemental Liquidity facility which was soon followed by a second draw on April 19, 2022 of USD45 million (EUR41.4 million), both to fund the current working capital needs.
Investment Agreement
On June 14, 2022, the Group issued 21,176,470 Series B Preferred Shares at a per share purchase price of USD8.50, and 8,587,786 common shares at a per share purchase price of USD5.24, to CK Opportunities Wolverine S.à r.l (the “CK Investor”), resulting in aggregate gross proceeds of USD225 million (EUR215.2 million) to the Group. The Company intends to use the funds to fund working capital requirements associated with the significant recovery underway in its core Tax-Free Shopping business, after two years of reduced activity due to the Covid-19 pandemic and to continue pursing strategic add-on acquisitions in omnichannel Retail Technology. In connection with its investment, the CK Investor was granted the right to nominate one board member and one non-voting board observer following the consummation of the transaction.

The Series B Preferred Shares have the same voting, dividend and other rights that apply to common shares of the Group. In addition, an annual dividend of 5%, in the form of additional Series B Preferred Shares to be paid in-kind, will be payable on the Series B Preferred Shares, subject to shareholder approval and any applicable mandatory legal requirements. The Series B Preferred Shares may be converted (i) by the Group on or after the first anniversary of the closing of the Series B Preferred Shares or upon a change of control transaction, subject to certain conditions, or (ii) by the Investor Holder at any time on or after six months following the initial closing of the Series B Preferred Shares, in each case of clauses (i) and (ii), in whole or in part, into common shares of the Group on a one-for-one basis, subject to certain customary anti-dilution adjustments. In addition, the Group may call all or a portion of the Series B Preferred Shares on and after the fifth anniversary of the closing of the Series B Preferred Shares or upon a change of control transaction, subject to certain conditions.
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
Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and CRTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•CRTS SiS represents the original value of the goods being returned by the online shopper.
The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFSS SiS, AVPS SiS, CRTS SiS and Total SiS for the financial years ended March 31, 2022, 2021 and 2020:

	For the financial year ended March 31
	2022	2021	2020
	(in EUR billions)
TFSS SiS	4.5	1.3	18.5
AVPS SiS	2.1	1.3	4.4
CRTS SiS	1.3	0.0	0.0
Total SiS	7.8	2.6	22.9

TFSS SiS
TFSS SiS increased by EUR3.2 billion, to EUR4.5 billion for the financial year ended March 31, 2022, from EUR1.3billion for the financial year ended March 31, 2021. This increase is mainly driven by the relaxation of COVID-19 restrictions which resulted in governments removing or easing travel restrictions, businesses gradually coming back to their normal levels of operations and governments allowing travel under certain conditions, in many countries conditional to a certificate of vaccination or COVID-19 test and tourists deciding to take the opportunity to do some leisure travel in an attempt to return to the new normal.
TFSS SiS decreased by EUR14.0 billion, or 75.8%, to EUR4.5 billion for the financial year ended March 31, 2022, from EUR18.5 billion for the financial year ended March 31, 2020. Despite the positive trend in the recovery rate, we continue to record a decrease vs. pre-COVID-19 levels which is attributed to the outbreak of COVID-19, which resulted in governments adopting preventative measures, businesses voluntarily choosing or being mandated to temporarily close their operations and limit business-related travel, and individuals deciding to postpone or cancel leisure travel on an unprecedented scale.
AVPS SiS
AVPS SiS increased by EUR0.8 billion, or 64.4%, to EUR2.1 billion for the financial year ended March 31, 2022, from EUR1.3billion for the financial year ended March 31, 2021. Performance is gradually improving as a result of the vaccination roll-out, introduction of COVID-19 vaccination certificates and international travelling slowly resuming to pre-pandemic levels.
AVPS SiS decreased by EUR2.3 billion, or 52.3%, to EUR2.1 billion for the financial year ended March 31, 2022, from EUR4.4billion for the financial year ended March 31, 2020. Performance declined due to the above mentioned COVID-19 pandemic and the following worldwide travel and social movement restrictions, low vaccinations rates and traveler confidence.
CRTS SiS
CRTS SiS for the financial year ended March 31, 2022 was EUR1.3 billion. This SiS resulted from the business combination with ZigZag Global and Yocuda during the financial year ended March 31, 2022, consequently, there is no historical data from prior periods for comparison.
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

Results of Operations
Comparison of Results of Operations for the financial year ended March 31, 2022, 2021 and 2020.
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the financial year ended March 31, 2022, 2021 and 2020:

	For the financial year ended March 31
	2022	2021	2020
	(in EUR millions)
Income Statement Data:
Total revenue	125.9	44.7	420.4
Of which: TFSS revenue	89.6	30.8	359.6
Of which: AVPS revenue	23.3	13.9	60.8
Of which: CRTS revenue	13.1	0.0	0.0
Operating expenses	(209.8)	(486.1)	(379.2)
Operating Profit/(Loss)	(83.9)	(441.4)	41.2
Finance Income	1.2	2.5	5.3
Finance Costs	(25.8)	(26.4)	(37.2)
Net finance costs	(24.6)	(24.0)	(31.8)
Profit/(Loss) before tax	(108.5)	(465.4)	9.4
Income tax benefit/(expense)	13.8	31.0	(7.7)
Profit/(Loss) for the period	(94.7)	(434.4)	1.7

Total revenue
Our Total revenue increased by EUR81.2 million to EUR125.9 million for the financial year ended March 31, 2022, from EUR44.7 million for the financial year ended March 31, 2021, as a result of the EUR58.7 million increase in TFSS revenue, an EUR9.5 million increase in AVPS revenue and EUR13.1 million increase in new revenue from the CRTS segment.
Our Total revenue decreased by EUR294.5 million, or 70.0%, to EUR125.9 million for the financial year ended March 31, 2022, from EUR420.4 million for the financial year ended March 31, 2020, as a result of the EUR270.0 million decrease in TFSS revenue an EUR37.5 million decrease in AVPS revenue, offset by an EUR13.1 million increase in new revenue from the CRTS segment.
The revenue of our TFSS reporting segment increased by EUR58.7 million to EUR89.6 million for the financial year ended March 31, 2022, from EUR30.8 million for the financial year ended March 31, 2021. As noted above this increase reflects the gradual recovery of the tourism industry as a result of the vaccination roll-out and consequently, governments gradually relaxing conditions to travel or removing travel restrictions during the reporting period.
The revenue of our TFSS reporting segment decreased by EUR270.0 million, or 75.1%, to EUR89.6 million for the financial year ended March 31, 2022, from EUR359.6 million for the financial year ended March 31, 2020. This decrease, largely in line with the decline of TFSS SiS, is linked to the disruption of the travel and tourism industry caused by the COVID-19 outbreak, however the severity and impact is gradually reducing as countries progressively relax or even remove travel restrictions.
The revenue of our AVPS reporting segment increased by EUR9.5 million, or 68.2% to EUR23.3 million for the financial year ended March 31, 2022, from EUR13.9 million for the financial year ended March 31, 2021. This revenue increase is directionally in line with the AVPS SiS increase.
The revenue of our AVPS reporting segment decreased by EUR37.5 million, or 61.7%, to EUR23.3 million for the financial year ended March 31, 2022, from EUR60.8 million for the financial year ended March 31, 2020 also directionally in line with the development of the AVPS SiS for the same period.
The revenue of our CRTS reporting segment was EUR13.1 million for the financial year ended March 31, 2022. As mentioned above the revenue from this reporting segment is new.
Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the financial year ended March 31
	2022	2021	2020
	(in EUR millions)
Total operating expenses	(209.8)	(486.1)	(379.2)
Amortization of intangible assets acquired through business combinations	(47.7)	(74.6)	(74.5)
Other Depreciation and amortization	(40.2)	(41.8)	(39.1)
Depreciation and amortization	(87.9)	(116.3)	(113.6)
Exceptional items	13.9	(285.1)	(16.0)
Adjusted Operating expenses (excluding exceptional items, depreciation and amortization)	(135.8)	(84.6)	(249.7)
Variable Adjusted Operating expenses (1)	(26.7)	(10.4)	(91.1)
Fixed Adjusted Operating expenses (2)	(109.2)	(74.3)	(158.5)

(1) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume
(2) Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and volume related operating expenses.

Total operating expenses
Our Total operating expenses decreased by EUR276.3 million, or 56.8%, to EUR209.8 million for the financial year ended March 31, 2022, from EUR486.1 million for the financial year ended March 31, 2021. This decrease is driven by lower Amortization of intangible assets acquired through business combination, lower exceptional items expenses partially offset by increased adjusted Fixed Operating Expenses.
Our Total operating expenses decreased by EUR169.4 million, or 44.7%, to EUR209.8 million for the financial year ended March 31, 2022, from EUR379.2 million for the financial year ended March 31, 2020. This decrease is driven by lower Amortization of intangible assets acquired through business combination, lower exceptional items expenses partially offset by increased adjusted Fixed Operating Expenses.

Depreciation and amortization
Our depreciation and amortization decreased by EUR28.4 million, or 24.4%, to EUR87.9 million for the financial year ended March 31, 2022, from EUR116.3 million for the financial year ended March 31, 2021.
Our depreciation and amortization decreased by EUR25.7 million, or 22.6%, to EUR87.9 million for the financial year ended March 31, 2022, from EUR113.6 million for the financial year ended March 31, 2020.
Our amortization of intangible assets acquired through business combinations decreased by EUR26.9 million, or 36.0%, to EUR47.7 million for the financial year ended March 31, 2022, from EUR74.6 million for the financial year ended March 31, 2021. This decrease is due to the Currency Select Technology Intangible Asset acquired through business combinations and some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the CRTS segment acquired business.
Our amortization of intangible assets acquired through business combinations decreased by EUR26.8 million, or 36.0% to EUR47.7 million for the financial year ended March 31, 2022, from EUR74.5 million for the financial year ended March 31, 2020. As per above, this decrease is due to the Currency Select Intangible Asset acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached their useful lives, partially offset by new amortization on assets from the ZigZag Global acquired business.
Our other depreciation and amortization decreased by EUR1.5 million, or 3.7%, to EUR40.2 million for the financial year ended March 31, 2022, from EUR41.8 million for the financial year ended March 31, 2021. This was driven by the decrease in depreciation charges linked to lease contracts as part of the Group’s objective to reduce operational expenses.
Our other depreciation and amortization increased by EUR1.1 million, or 2.8%, to EUR40.2 million for the financial year ended March 31, 2022, from EUR39.1 million for the financial year ended March 31, 2020. This increase was primarily due to the increased investment in technology in the prior financial years, consistent with the management team’s focus on digital innovation.
Exceptional items
Our exceptional items amounted to a benefit in the amount of EUR13.9 million for the financial year ended March 31, 2022. The positive effect corresponds mainly to i) a gain of EUR18.9 million for the change in fair value of warrants, ii) EUR8.9 million of other exceptional items which includes a EUR9.6 million release of an Earn-out provision linked to the business combination with ZigZag Global. This is partially offset by i) share based payments charges of EUR5.1 million, ii) corporate restructuring expenses of EUR3.8 million of which EUR2.9 million are linked to the put option valuation related to the business combination with Yocuda and iii) business restructuring expenses of EUR2.0 million of which EUR1.6 million are associated with severance and restructuring costs as the Group has begun implementing long-term reductions.

Our exceptional items were EUR285.1 million for the financial year ended March 31, 2021. These expenses correspond mainly to i) corporate restructuring expenses of EUR256.3 million mainly related to charges incurred associated with the capital reorganization and subsequent merger with FPAC of EUR250.7 million of which EUR199.5 million were non-cash expenses (included a non-cash issuance charge of EUR135.3 million which represents the difference in the fair value of equity instruments held by FPAC stockholders over the fair value of identifiable net assets of FPAC, a non-cash share-based revaluation charge of EUR59.7 million upon conversion of previously cash-settled plans to equity-settled plans, the write-off of historical capitalized debt refinancing costs EUR8.1 million and IFRS 9 conversion unwinding credit amount of EUR3.6 million), a transaction bonus of EUR6.0 million, advisory expenses associated with the transaction of EUR45.2 million and EUR5.5 million expenses linked to the acquisition of ZigZag company, ii) change in fair value of warrants of EUR10.9 million related to the impact of revaluing the stock warrants at fair value, iii) business restructuring expenses of EUR10.3 million associated with severance and restructuring costs as the Group is implementing longer-term reductions of Fixed Adjusted Operating Expenditures as short-term measures (government support) gradually started to be phased out, iv) impairment costs of EUR3.9 million of which EUR2.7 million relate to UK TFS discontinuation and EUR1.2 million of write-offs of capitalized projects and v) expenses related to the share based payments plan of EUR1.2 million.
Our exceptional items were an expense in the amount of EUR16.0 million for the financial year ended March 31, 2020, of which i) EUR10.3 million were related to corporate restructuring expenses mainly accrued charges associated with exit-related costs and ii) EUR3.3 million share based payments related to non-cash expense as a result of reorganization for the FPAC combination.
Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)
Our Adjusted Operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR51.2 million, or 60.5%, to EUR135.8 million for the financial year ended March 31, 2022, from EUR84.6 million for the financial year ended March 31, 2021. This increase is attributable to a EUR16.3 million increase in Variable Adjusted Operating expenses (1) driven by increased volumes and EUR34.9 million or 47.0% increase in Fixed Adjusted Operating expenses (2) of which EUR8.2 million are incremental fixed costs due to the business combination of ZigZag Global.
Our Adjusted Operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR113.8 million, or 45.6%, to EUR135.8 million for the financial year ended March 31, 2022, from EUR249.7 million for the financial year ended March 31, 2020. The decrease is attributable to a EUR64.5 million or 70.7% decrease (80.2% decrease if excluding the impact of ZigZag Global) in Variable Adjusted Operating expenses (1) mainly driven by volume-related costs and EUR49.3 million or 31.1% decrease (36.3% decrease if excluding the impact of ZigZag Global) in Fixed Adjusted Operating expenses (2) due to the cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Variable Adjusted Operating expenses (1) (excluding exceptional items and depreciation and amortization) increased by EUR16.3 million to EUR26.7 million for the financial year ended March 31, 2022, from EUR10.4 million for the financial year ended March 31, 2021. This is mainly attributable to the increase in volumes in the same period.
Our Variable Adjusted Operating expenses (1) (excluding exceptional items and depreciation and amortization) decreased by EUR64.5 million, or 70.7% to EUR26.7 million for the financial year ended March 31, 2022, from EUR91.1 million for the financial year ended March 31, 2020. These volume-driven expenses decreased in line with the decrease in Revenue as noted above.
Our Fixed Adjusted Operating expenses (2) (excluding exceptional items and depreciation and amortization) increased by EUR34.9 million or 47.0%, to EUR109.2 million for the financial year ended March 31, 2022, from EUR74.3 million for the financial year ended March 31, 2021. In the same period and upon neutralizing the effect of the new costs from ZigZag Global, the Fixed Adjusted Operating expenses (2) increased 35.9%. As noted above, the short term cost saving measures applied by management have started to expire (which depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and are gradually being replaced by longer-term measures which only provides part of the benefits from the short-term measures.
Our Fixed Adjusted Operating expenses (2) (excluding exceptional items and depreciation and amortization) decreased by EUR49.3 million, or 31.1% (net of ZigZag Global costs, they decreased 36.3%), to EUR109.2 million for the financial year ended March 31, 2022, from EUR158.5 million for the financial year ended March 31, 2020. These savings are a result of the combination of short and longer term cost saving measures put in place by the management as described above.
Net finance costs
Our net finance costs increased by EUR0.7 million, or 2.7%, to EUR24.6 million for the financial year ended March 31, 2022, from EUR24.0 million for the financial year ended March 31, 2021, mainly due to less favorable foreign exchange results and higher interests costs on senior debt due to a higher leverage ratio. For more information about exposures on foreign exchange risks, see “Item 11. Quantitative and qualitative disclosures about market risk —Foreign Exchange Risk”.
Our net finance costs decreased by EUR7.2 million, or 22.7%, to EUR24.6 million for the financial year ended March 31, 2022, from EUR31.8 million for the financial year ended March 31, 2020, mainly due to the more favorable interest conditions under the new financing facility of senior debt.
Income tax benefit/(expense)
Our income tax benefit changed by EUR17.2 million to a benefit of EUR13.8 million for the financial year ended March 31, 2022, compared with a benefit of EUR31.0 million for the financial year ended March 31, 2021.The lower benefit is driven by reduced deferred tax assets linked to improvements on Earning Before Taxes as well as lower amortization on intangible assets acquired through business combinations.
Our income tax expense changed by EUR21.5 million to a benefit of EUR13.8 million for the financial year ended March 31, 2022, compared with an expense of EUR7.7 million for the financial year ended March 31, 2020. The deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak and reduced amortization on intangible assets acquired through business combinations.
Profit/(loss) for the period
Our Profit/(Loss) for the period changed by EUR339.7 million to a loss of EUR94.7 million for the financial year ended March 31, 2022, compared with a loss of EUR434.4 million for the financial year ended March 31, 2021.The loss for the period decreased as a result of the factors described above.
Our Profit/(Loss) for the period changed by EUR96.4 million to a loss of EUR94.7 million for the financial year ended March 31, 2022, compared with a profit of EUR1.7 million for the financial year ended March 31, 2020. The loss for the period decreased as a result of the factors described above.
Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Operating Profit/(Loss) and Adjusted EBITDA:

	For the financial year ended March 31
	2022	2021	2020
	(in EUR millions)
Profit/(Loss) for the period	(94.7)	(434.4)	1.7
Profit/(Loss) Margin (%)	(N/A)	(N/A)	0.4%
Income tax benefit/(expense)	13.8	31.0	(7.7)
Net finance costs	(24.6)	(24.0)	(31.8)
Exceptional items	13.9	(285.1)	(16.0)
Depreciation and amortization	(87.9)	(116.3)	(113.6)
Adjusted EBITDA	(9.9)	(39.9)	170.7
Adjusted EBITDA Margin (%)	(N/A)	(N/A)	40.6%
Our Adjusted EBITDA increased by EUR30.0 million to a EUR9.9 million loss for the financial year ended March 31, 2022 from a EUR39.9 million loss for the financial year ended March 31, 2021. As noted above, improvements in performance are primarily driven by an increase in revenue of EUR81.2 million linked to reduction or even the removal of travel restrictions, mainly in Europe.
Our Adjusted EBITDA decreased by EUR180.6 million, to a EUR9.9 million loss for the financial year ended March 31, 2022 , from a EUR170.7 million profit for the financial year ended March 31, 2020. This was mainly due to a EUR294.5 million decrease in revenue linked to the COVID-19 outbreak and this impact was partially offset by a EUR113.8 million reduction in Adjusted Operating expenses (excluding exceptional items, depreciation and amortization), in part due to lower volumes and in part due to cost saving measures put in place by management.

	For the financial year ended March 31
	2022	2021	2020
	(in EUR millions)
TFSS Adjusted EBITDA	44.9	1.8	215.4
AVPS Adjusted EBITDA	10.8	4.9	31.8
CRTS Adjusted EBITDA	(3.7)	—	—
Unallocated costs	(61.9)	(46.6)	(76.5)
Total Adjusted EBITDA	(9.9)	(39.9)	170.7

Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR44.9 million and EUR10.8 million, respectively, and negative EUR3.7 million for our new CRTS reporting segment, for the financial year ended March 31, 2022. Additionally, there were EUR61.9 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR1.8 million and EUR4.9 million, respectively, for the financial year ended March 31, 2021. Additionally, EUR46.6 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR215.4 million and EUR31.8 million, respectively, for the financial year ended March 31, 2020. Additionally, EUR76.5 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.

Adjusted Net Income/(Loss) (Group Share)

	For the financial year ended March 31
	2022	2021	2020
	(in EUR millions)
Profit/(loss) attributable to owners of the parent	(95.2)	(433.0)	(3.5)
Exceptional items	(13.9)	285.1	16.0
Amortization of intangible assets acquired through business combinations	47.7	74.6	74.5
Tax effect of adjustments	(8.9)	(16.5)	(14.9)
Adjusted Net Income/(Loss) (Group Share)	(70.4)	(89.8)	71.9
Our Adjusted Net Income/(Loss) (Group Share) improved by EUR19.4 million, or 21.6% to a EUR70.4 million loss for the financial year ended March 31, 2022, from a EUR89.8 million loss for the financial year ended March 31, 2021.
Our Adjusted Net Income/(Loss) (Group Share) declined by EUR142.3 million to a EUR70.4 million loss for the financial year ended March 31, 2022, from a EUR71.9 million profit for the financial year ended March 31, 2020.
Adjusted Effective Tax Rate

	For the financial year ended March 31
	2022	2021	2020
	(in EUR millions)
(i) Income tax benefit/(expense)	13.8	31.0	(7.7)
Tax effect of adjustments	(8.9)	(16.5)	(14.9)
(ii) Adjusted tax expenses	4.9	14.5	(22.6)
(iii) Profit/(Loss) before tax	(108.5)	(465.4)	9.4
Exceptional Items	(13.9)	285.1	16.0
Amortization of intangible assets acquired through business combinations	47.7	74.6	74.5
(iv) Adjusted Profit/(Loss) before tax	(74.7)	(105.7)	99.8
(i)/(iii) Effective Tax Rate (%)	12.7%	6.7%	82.1%
(ii)/(iv) Adjusted Effective Tax Rate (%)	6.6%	13.7%	22.7%

Our Adjusted Effective Tax Rate is 6.6% for the financial year ended March 31, 2022, down from 13.7% for the financial year ended March 31, 2021. The lower adjusted effective tax rate for the financial year ended March 31, 2022 compared to the adjusted effective tax rate for the financial year ended March 31, 2021 is mainly driven by certain group entities whose corporate tax rates are above group average and became more profitable during the period leading to an overall lower Income Tax benefit.
Our Adjusted Effective Tax Rate is 6.6% for the financial year ended March 31, 2022, down from 22.7% for the financial year ended March 31, 2020. The lower adjusted effective tax rate for the financial year ended March 31, 2022 compared to the adjusted effective tax rate for the financial year ended March 31, 2020 is mainly driven by interest costs being capped in certain countries, reducing its tax deductibility as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall lower Income Tax benefit.
Net debt reconciliation
This section presents a reconciliation of net debt for each of the periods presented:

(EUR thousand)	As of March, 31
Net debt	2022	2021	2020
Cash and cash equivalents	(51,690)	(182,783)	(226,139)
Borrowings - repayable after one year	729,000	729,000	630,000
Net Debt	677,310	546,217	403,861
Lease liabilities - repayable within one year	10,538	12,578	14,001
Capitalized financing fees	(6,446)	(8,255)	(9,672)
IFRS 9 effect Senior Debt	—	—	4,267
Bank overdraft	676	111	1,081
Lease liabilities - repayable after one year	11,319	19,122	27,750
IFRS Net Debt	693,397	569,773	441,288

B. Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position, amounts available under our revolving credit facilities, bank overdraft facilities and the Supplemental Liquidity Facility and proceeds from equity issuances. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as the current COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) monthly cash expenditures. See “Net Working Capital”.
As the COVID-19 outbreak subsides and international travel and global economic activity resumes, Global Blue is experiencing a rapid volume growth, which is leading to a temporary surge of its net working capital and liquidity needs. Between April 2021 and March 2022, our net working capital needs increased by EUR47.1 million largely driven by the increased volumes as the business recovers from the COVID-19 outbreak. Thus far, this has been funded through cash and cash equivalents on our statement of financial position and the overdraft facilities and we expect to use other sources of liquidity, including the Supplemental Liquidity Facility and proceeds from equity issuances (see Recent Developments). Historically, Global Blue has regularly drawn its revolving credit facilities, particularly over the summer (being the period with heightened leisure travel and its corresponding tax-free shopping demand) to finance net working capital needs. Such drawings have typically been repaid during the months following increased needs for working capital as Global Blue collects VAT receivables. See “Risk Factors—Risks Related to Global Blue’s Industry, Business and the Regulatory Environment—Global Blue’s net working capital is sensitive to short-term, month-to-month volume growth, and any rapid volume growth associated with the recovery from the COVID-19 outbreak or for any other reason unrelated to the COVID-19 outbreak would lead to a short-term, temporary surge of its net working capital”. Given the global and evolving nature of the COVID-19 outbreak and its impact on the international travel and extra-regional shopping sectors, and its impact on consumer spending through any economic recession, the level of our working capital needs for the financial year ending March 31, 2023 cannot be accurately quantified at this time.
We require and will need significant cash resources to, among others, fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as recovery of the travel industry, the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments. We could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to us, or at all.
As of March 31, 2022, the Group had cash and cash equivalents of EUR51.7 million, which were predominantly held in Euros. Approximately EUR3.0 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of March 31, 2022, Global Blue had additional liquidity of EUR76.8 million comprising of EUR67.4 million equivalent of capacity on a committed Supplemental Liquidity Facility (USD75.0 million) (see “Supplemental Liquidity facility”), EUR8.4 million of uncommitted local credit lines and RCF availability of EUR0.9 million. In addition to that, Global Blue has recently secured an equity investment of USD225 million from CK Opportunities Fund I, LP (see “Operating Results—Recent Developments”). As of the date of this report, EUR 62 million (USD65.0 million) have been drawn from the Supplemental Liquidity Facility and the Company has also received proceeds from CK Opportunities (Certares) of EUR202.2 million (USD 225 million).
As of March 31, 2022, the Group had EUR723.2 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR623.6 million in long-term financing (borrowings of EUR630.0 million less EUR6.4 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility and EUR0.7 million in other bank overdraft facilities. As of March 31, 2022, the Group had EUR21.9 million of lease liabilities.
The Company believes that its cash and cash equivalents, the supplemental liquidity facility and the proceeds from its equity issuances to the CK Investor will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given the impacts of the COVID-19 outbreak, and that the exact timing and pace of the revenue recovery to pre-COVID-19 levels are based on the uncertainties of the COVID-19 outbreak developments and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view. See “Net Working Capital” for further discussion of net working capital movements, particularly in slowdowns like that experienced during the COVID-19 outbreak.
Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	For the financial year ended March 31
	2022	2021	2020
	(in EUR millions)
Net cash from/(used in) operating activities	(87.0)	(103.1)	189.3
Net cash from/(used in) in investing activities	(31.0)	(72.6)	(42.7)
Net cash from/(used in) financing activities	(14.4)	134.1	(22.2)
Net foreign exchange differences	0.6	(0.8)	(1.2)
Net increase/(decrease) in cash and cash equivalents	(131.8)	(42.5)	123.1
Cash and cash equivalents at the beginning of the period	182.8	226.1	104.1
Cash and cash equivalents at the end of the period	51.7	182.8	226.1
Net change in bank overdraft facilities	0.7	(0.9)	(1.1)
Net change in cash and cash equivalents	(131.8)	(42.5)	123.1

Cash flow from operating activities
Net cash from operating activities consists of profit before tax, as adjusted for depreciation and amortization, net financial costs, other non-cash items, net deductible financial income/(costs), income tax paid, interest paid, payment of provisions and changes in net working capital.
Net cash used in operating activities was EUR87.0 million for the financial year ended March 31, 2022 driven by negative results, Adjusted EBITDA was negative by EUR9.9 million, as well as an outflow of net working capital of EUR47.1 million. See “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities of EUR103.1 million for the financial year ended March 31, 2021 was driven primarily due to a significant decline in operational results (see “COVID-19” above) in the period, whereby the Adjusted Profit Before Tax was negative by EUR105.7 million.
Net cash from operating activities of EUR189.3 million for the financial year ended March 31, 2020 is attributable to the profit generated in the period as well as the inflow of working capital of EUR89.0 million driven by the low season where typically Global Blue unwinds working capital, in addition to the unwinding of working capital due to the fact that at the end of March 2020 the business was already observing a sharp decline as a result of COVID-19 (see “Net Working Capital” below).
Cash flow used in investing activities
Net cash flow used in investing activities consists of purchases of tangible and intangible assets, acquisitions of subsidiaries (net of cash acquired), as well as acquisitions and divestitures of non-current financial assets.
Net cash used in investing activities was EUR31.0 million for the financial year ended March 31, 2022 driven by an outflow of EUR1.7 million mainly from internally developed software and EUR7.6 million outflow related to the Acquisitions of non-current financial assets (acquired minority shares of 1% and 17.45% in technology companies Twig and Toshi for EUR1.2 million and EUR2.5 million respectively, and additional 45.9% stake for EUR3.5 million in Yocuda, resulting in a control stake of 56.3% ).
Net cash used in investing activities was EUR72.6 million for the financial year ended March 31, 2021 primarily driven by EUR52.5 million outflow related to the acquisition of ZigZag company in March 2021 and EUR3.1 million from internally developed software.
Net cash used in investing activities of EUR42.7 million for the financial year ended March 31, 2020 was driven by an outflow of EUR7.5 million from the Purchase of intangible assets and also due to a EUR7.9 million outflow related to the Acquisitions of non-current financial assets as a result of investments in the Europass and Cash Paris Tax Refund and long-term deposits.
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
Net cash used in financing activities was EUR14.4 million for the financial year ended March 31, 2022 related to Principal elements of lease payments.
Net cash from financing activities of EUR134.1 million for the financial year ended March 31, 2021 was driven by the drawing of the revolving credit facility of EUR99.0 million and EUR58.7 million of proceeds from issue of capital to finance the ZigZag acquisition as well as the exercise of warrants and issuance of shares.
Net cash used in financing activities of EUR22.2 million for the financial year ended March 31, 2020 was mainly driven by the EUR15.3 million in payments related to Principal elements of lease payments and EUR4.8 million of Dividends paid to non-controlling interests
Net Working Capital
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
When Global Blue experiences rapid month-on-month volume growth, especially if there is a combination of a quick recovery in international travel post COVID-19 with entering into high season, there is a short-term, temporary surge of net working capital needs to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities. See “Risk Factors—Risks Related to Global Blue’s Industry, Business and Regulatory Environment—Global Blue’s net working capital is sensitive to short-term, month-to-month volume growth, and any rapid volume growth associated with the recovery from the COVID-19 outbreak or for any other reason unrelated to the COVID-19 outbreak would lead to a short-term, temporary surge of its net working capital”.
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
While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, prior to the COVID-19 pandemic, as a result of the predictable seasonality of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent any significant change in travel flows. See “—Key Factors Affecting Global Blue’s Businesses and Results of Operation—External Factors—Short-term external factors—Intra-year seasonality”.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR47.1 million for the financial year ended March 31, 2022. The outflow observed reflects a reduction of payables in the first months of this financial year, including a payment to French tax authorities of EUR6.7 million as well as payments that were previously deferred due to the COVID-19 outbreak, and an increase in trade receivables especially in the summer of 2021, as a result of the combination of traditional high season period and the gradual recovery of the COVID-19 outbreak impacts and more recently in March 2022, due to the substantial recovery of the international travel and consequently, increased VAT amounts were reimbursed to travelers.
Global Blue recorded a net working capital inflow of EUR19.8 million for the financial year ended March 31, 2021. The inflow observed in the financial year ended March 31, 2021 reflects a continued unwinding of working capital up to May 2020, as the number of refunds to tourists reduced to very low levels but Global Blue continued to collect VAT from its merchants. After June 2020, the working capital inverted to a net outflow partially offsetting the earlier inflows as Global Blue had collected the bulk of the VAT from merchants but continued to pay the commissions in accordance with the revenue sharing arrangements. The inflow of working capital for the financial year ended March 31, 2021 was not in line with the standard seasonality of working capital pattern, due to the fact that March 2020 was already heavily impacted by the COVID-19 outbreak and consequently the business was observing a sharp decline of cash refunds, but was still collecting the VAT from its merchants, leading to an unusual inflow of working capital for most of the financial year ended March 31, 2021 that was not offset by seasonality peaks due to Covid-19 outbreak.
Global Blue recorded a net working capital inflow of EUR89.0 million for the financial year ended March 31, 2020. During the last two months of the financial year ended March 31, 2020, a volume reduction was witnessed as a result of the COVID-19 outbreak. As mentioned above, when the business slows down, there is a cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions.
Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure decreased by EUR0.5 million or 12.1% to EUR4.0 million for the financial year ended March 31, 2022 from EUR4.6 million for the financial year ended March 31, 2021. Of the EUR0.5 million decrease, EUR1.3 million related to reduced internally created capitalized software partially offset by an increase of EUR0.8 million related to property, plant and equipment.
Global Blue’s capital expenditure decreased by EUR8.5 million or 65.0%, to EUR4.6 million for the financial year ended March 31, 2021 from EUR13.0 million for the financial year ended March 31, 2020. Of the EUR8.5 million reduction, EUR4.4 million related to reduced investments in intangible assets and EUR4.1 million related to property, plant and equipment in line with the management’s initiatives to reduce expenditures amid the COVID-19 outbreak scenario.

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
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Group’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA (see “Main undertakings” below)) is shown below:

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
However, on February 3, 2021, to preserve financial flexibility in light of the ongoing COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. The waiver provides revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant was planned to be tested for the first time on September 30, 2022. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition. On October 4, 2021, the company obtained an extension of the waiver period so that the Financial Covenant will now be tested for the first time on March 31, 2023. The Liquidity Condition requires that liquidity (being the aggregate amount of cash and cash equivalents and the aggregate amount available to us on a committed or uncommitted basis for utilization under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than EUR35 million. The Liquidity Condition shall cease to apply if Global Blue’s revenues for any calendar month first being equal to or more than an amount equal to 40% of its revenues for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) February 1, 2019 to (and including) January 31, 2020. If the Liquidity Condition is not met, Global Blue can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to Global Blue.
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
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of March 31
	2022	2021	2020
	(in EUR millions)
Long-term financing—term senior debt	—	—	634.3
Long-term financing—senior debt facility(1)	630.0	630.0	—
Capitalized financing fees(2)	(6.4)	(8.3)	(9.7)
Revolving Credit Facility(3)	99.0	99.0	—
Other bank overdraft(4)	0.7	0.1	1.1
Total interest-bearing loans and borrowings	723.2	720.9	625.7
(1) New senior debt facility which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our historic indebtedness.
(3) Revolving credit facility of EUR100.0 million of which EUR99.0 million has been drawn .
(4) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

On August 28, 2020, the old Senior term debt and RCF were fully repaid, and the associated liabilities extinguished, consisting of EUR8.1 million of unamortized debt cost partially offset by EUR3.6 million of IFRS 9 conversion unwinding amounts.
The new Senior term debt is comprised of a term loan of EUR630.0 million, fully drawn since inception and a RCF of EUR100.0 million which was drawn for EUR99.0 million. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.
The new Senior term debt has a maturity date of August 28, 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage (see “Interest”).
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
As of March 31, 2022, approximately EUR5.8 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. Majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of March 31, 2022 were limited to EUR8.4 million. The Local credit facilities may be subjected to restriction and none of these local overdraft facilities are committed in nature.
Supplemental Liquidity Facility
Under the loan agreement dated September 30, 2020 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) commit to provide one or more Liquidity Loans to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million. Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans will be made available to the Borrower to either (i) cure or avoid an expected breach of the financial covenant under the Facilities Agreement or (ii) to finance in good faith the actual liquidity needs of Global Blue. The obligation of the Lenders to provide Liquidity Loans is conditional, among other customary conditions, on: (a) Third Point LLC’s affiliates having completed their investments as and to the extent required by the relevant share purchase and contribution agreement (to the extent the related purchase price has not been reduced to USD 0); (b) Closing having occurred in accordance with the Merger Agreement; (c) the Borrower having delivered to the Lenders a copy of the Board Approval and (d) no Change of Control or a Sale (each terms as defined in the Facilities Agreement) has occurred.
The Liquidity Loans will be postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The Liquidity Loans were originally available to the Borrower for the period from (but excluding) August 28, 2020 until (and including) February 28, 2022, except that USD10 million of Liquidity Loans may be drawn at any time prior to February 28, 2024 to fund any amounts payable in respect of any director or officer liability claims. The availability period was extended to April 8, 2022 and then to July 8, 2022 in November 2021. To the extent drawn by the Borrower on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans will be required to be repaid in full by the Borrower on the earlier of (a) the date falling on the second anniversary of the drawdown of the relevant Liquidity Loan and (b) the occurrence of a Change of Control or Sale (each term as defined in the Facilities Agreement). Interest on the Liquidity Loans will accrue at a rate 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the Liquidity Loans as published by the Swiss tax authorities. Interest shall accrue and be paid by the Borrower at the end of each six-month interest period of the Liquidity Loans, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.
On April 1, 2022 the Group drew USD20 million (EUR18.0 million) of the Supplemental Liquidity facility and on April 19, 2022 drew an additional USD45 million (EUR41.4 million) (see Operating Results—“Recent Developments”) to fund the current working capital needs of the Group (see “Net Working Capital”).

C. Research and development, patents and licenses etc.
Global Blue is heavily focused on innovation and, as such, Global Blue’s technology platform continues to evolve and provides new features. Global Blue’s annual technology spend (including technology operating expenses and capital expenditure) amounting to an average of 16% of its revenue over the period between April 1, 2014 to

March 31, 2022 or EUR405.4 million in aggregate. As of March 31, 2022, Global Blue had more than 50 new products in the pipeline, which Global Blue works on and intends to roll out in the medium term to enhance the experience for all stakeholders.
As far as the policy for software and other intangible assets is concerned, costs that are directly associated with the production of identifiable and unique software products controlled by the Group, that will generate probable economic benefits beyond one year, are recognized as intangible assets. Such costs include the software development employee costs, costs of material and services used, legal fees and directly attributable overheads, and recognized as an intangible asset amortized over their useful economic life of 3-5 years. This policy has been in force and applied consistently during the last three years.

D. Trend information
Our results of operations depend highly on international travel, and economic conditions underpinning international travel. During the past two fiscal years, the COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and extra-regional shopping activity, have negatively impacted Global Blue.
In the short-term, the effects of COVID-19 are expected to be alleviated when compared to the first year of the COVID-19 pandemic. The following elements are deemed as key to Global Blue’s recovery:
1.The increasing willingness of consumers to travel and shop again: According to a monthly Global Blue Survey based on an average 15,000 consumers who have shopped Tax Free in the last 24 months, a large majority (80+%) of international shoppers / travelers from origin-market nationalities such as American (US), the Gulf Countries (GCC), and Southeastern Asia (SEA), are willing to travel and shop in the near future. This is predominantly the case for affluent and frequent travelers (representing approximately 50% of the Sales-in-Store in FY20).
2.The opening of corridors for fully vaccinated travelers: A large number of corridors have been fully re-opened, i.e. most of the traveling restrictions such as quarantines and both outbound and inbound restrictions have been removed. However, the corridors from China to the rest of the World (Europe & rest of Asia in particular) remain closed with a mandatory quarantine of 17 days when returning to China, and a very limited number of visas issued for non-essential trips. Furthermore, our Russian business has been very limited due to sanctions enforced against Russia, as a consequence of the Ukraine invasion.
3.The pent-up demand: The current spend-per-traveler has substantially increased compared to pre-COVID-19 levels, thanks to an increase in the number of transactions per International Shopper and an increase in the average spend per transaction; this is evidenced by the 61% increase in the number of transactions per International Shopper from GCC and the 47% increase in the average spend per transaction in the first calendar quarter of 2022, when compared to the pre-COVID-19 situation.
4.Other factors: The recovery is also supported by strong oil prices and a strong US dollar, which are reinforcing the purchasing power of GCC and US citizens.
In the medium-term, once the sanitary situation returns to normal, all travel restrictions are removed and air capacity has returned to pre-COVID-19 levels (which is not expected before 2024), we believe we will return to COVID-19 business levels in a short period of time.
This is supported by the strong indicators that the middle class in emerging markets will continue growing, which is expected to further increase international travel and extra-regional shopping spend, benefiting in particular our TFS segment.

In terms of technological developments, there is clear growth in contactless / digital payments accompanied by consumers’ expectations of individualized / customized services, as well as government’s adoption of digitalization of export validation, which are expected to benefit Global Blue’s businesses.
More specifically, consumer payment methods continue migrating from cash to digital methods, such as plastic cards or digital wallets. That shift has been accelerated further over the past two years by the pandemic as it has driven change in consumer behavior and merchant acceptance methods. Global Blue is well positioned to capitalize on this trend as the Company is already supporting a number of digital solutions, thus reducing the refund time and enabling the Company to engage directly with travelers at various points of the travel cycle to render their experience with Global Blue products more seamless.
As far as digitalization of export validation is concerned, Global Blue sees a growth trend that it believes will benefit its TFS business, as digitalization simplifies and streamlines the customer journey, reducing friction, while improving Global Blue’s success ratio.
Another continuing industry trend is the consolidation of Payment Service Providers and Acquirers. As we are already collaborating with the main Payment Service Providers and Acquirers around the world, consolidation enables us to access more retailers, providing a more seamless experience for both retailers and consumers.
In relation to omni-channel technologies in the retail domain, Global Blue is seeing a strong focus from retailers on the enhancement of the shoppers’ post-purchase experience, which is expected to fuel growth of Global Blue’s CRTS business. In addition, a single-client cross-channel view will enable the collection of big data, which in turn will play a big part in creating personalized experiences.

E. Critical accounting estimates
Global Blue prepares its consolidated financial statements in accordance with IFRS, as issued by the IASB. For more information about the critical accounting estimates and judgements, see Note 5 Critical accounting estimates and judgements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management
Board of Directors
The table below outlines the name, age and position of the current members of the Board of Directors. Age references in the table below are as of June 15, 2022. The business address for our executive officers and directors is c/o 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland.

Directors	Age	Position
Thomas W. Farley	46	Chairman of the Board of Directors, Director
Jacques Stern	57	Chief Executive Officer, Director
Ulf Pagenkopf	37	Director
Christian Lucas	53	Director
Joseph Osnoss	44	Director
Guoming Cheng	50	Director
Eric Strutz	57	Director
Eric Meurice	65	Director
Tom Klein	60	Director

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
Ulf Pagenkopf has served as a member of Global Blue`s board of directors since 2019. Mr. Pagenkopf joined Silver Lake in 2012 and is a Director. He currently also serves on the board of ZPG. Prior to joining Silver Lake, he was at Deutsche Bank in the Frankfurt and London offices working in the M&A and Leveraged Debt Capital Markets groups. Ulf graduated from the European Business School, Oestrich-Winkel (Germany) with a B.Sc. in General Management.
Christian Lucas served as Chairman of Global Blue’s board of directors from 2012 to 2020. Mr. Lucas is a Managing Director of Silver Lake, which he joined in 2010 as co-head of the firm’s activities in Europe, the Middle East, and Africa. He is currently Chairman of the Board of Directors of Grupo BC, Meilleurtaux, Silae, and Software AG, Vice Chairman of the Board at Cegid, and a Board member of Exact, and Mirakl. In addition, Christian previously served as a Board member of Soitec and ZPG. Christian began his career in strategic consulting at McKinsey & Company and then worked as an investment banker, focusing on technology, digital media, and telecommunications. From 2004 to 2010, Christian was Managing Director and Head of the Technology Group at Morgan Stanley. He has been awarded the Medal of Knight of the Legion of Honour by France in 2019. Christian holds an M.B.A. from Harvard Business School having graduated before from ESSEC Graduate School of Management and from the Paris International Law School at the University Panthéon-Assas, both in France.
Joseph Osnoss has served as a member of Global Blue’s board of directors since 2012. Mr. Osnoss joined Silver Lake in 2002 and is a Managing Partner. From 2010 to 2014, he was based in London, where he co-led the Firm’s activities in EMEA. Prior to joining Silver Lake, Joe worked in investment banking at Goldman, Sachs & Co. He serves as Chairman of the Board of Directors of First Advantage and is a director of Carta, Cegid, Clubessential Holdings, EverCommerce, LightBox, Relativity, and Zuora. He previously served as Chairman of the Board of Directors of Cast & Crew and was a director of Cornerstone OnDemand, Instinet, Interactive Data, Mercury Payment Systems, Sabre, and Virtu Financial. Joe graduated summa cum laude from Harvard College with an A.B. in Applied Mathematics and a citation in French Language. He has remained involved in academics, including as a Visiting Professor in Practice at the London School of Economics; a member of the Dean’s Advisory Cabinet at Harvard’s School of Engineering and Applied Sciences; a participant in The Polsky Center Private Equity Council at the University of Chicago; and a Trustee of Greenwich Academy.
Guoming Cheng has served as a member of Global Blue`s board of directors since 2022. Mr. Cheng been a Senior Director of Ant Group since November 2018. Mr. Cheng joined Alibaba Group in 2015 and successively served various leadership roles including President of AGTech Holdings between 2015 and 2018. Prior to joining the Alibaba Group, Mr Cheng held positions at JP Morgan and HSBC. Mr. Cheng obtained a bachelor of economics degree from Fudan University, China.
Eric Strutz has served as a director on Global Blue’s board of directors since 2018. In addition to serving on Global Blue’s board of directors, Dr. Strutz is a member of the board of directors and Chairman of the Risk Committee of HSBC Bank PLC and Chairman of the Audit Committee of HSBC Trinkaus & Burkhardt AG. Dr. Strutz was member of the Board of Directors and Vice Chairman on Partners Group until May 2021 and Chief Financial Officer and a member of the board of managing directors of Commerzbank AG until March 2012. Prior to joining Commerzbank AG, Dr. Strutz was employed by the Boston Consulting Group from 1993, where he was Vice President, Director and Partner as from 2000. He studied at the Universities of Erlangen-Nürnberg and St. Gallen and holds an M.B.A. from the University of Chicago Booth School of Business, as well as a Doctorate summa cum laude in Business Administration from the University of St. Gallen (Switzerland).
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
Tom Klein has served as a director on Global Blue’s board of directors since 2022. Since October 2018, Mr. Klein is a Senior Managing Director of Certares. Prior to joining Certares, Mr. Klein was a Director, CEO and President of Sabre Incorporated (“Sabre”), a global technology company serving the travel industry and its subsidiary, Travelocity.com. Prior to being appointed as CEO, Mr. Klein held a number of executive positions at Sabre, including President, Executive Vice President and both domestic and international Senior Vice President roles. Mr. Klein led the IPO of Sabre in 2014. Prior to joining Sabre, he held various management positions at American Airlines and Consolidated Freightways and has spent 29 years as an operator in the travel sector. Mr. Klein was appointed by the U.S. Secretary of Commerce to serve on the Board of Directors of Brand USA in 2010. He was reappointed twice and ended his third term in 2017 as Chairman. Mr. Klein also served on President Barack Obama’s President’s Advisory Council on Doing Business in Africa. Mr. Klein serves on the Board of Directors of Avia Solutions Group and is a member of the Investment Committee and the Management Committee of Certares

Management LLC. Mr. Klein previously served on the Boards of Directors of Cedar Fair Entertainment, Nirvana Travel & Tourism, and Playa Resorts.
Executive Management
The table below outlines the name, age and position of the current members of the Executive Management. Age references in the table below are as of June 15, 2022.

Name	Age	Position
Anamaria Tudor	32	Senior Vice President & Global Human Resources Director
Damian Cecchi	49	Senior Vice President of Added Value Payment Solutions
Fabio Ferreira	49	Chief Information Officer
Greg Gelhaus	46	Chief Operating Officer—APAC
Jacques Stern	57	Chief Executive Officer
Jeremy Henderson-Ross	45	General Counsel and Company Secretary
Jeremy Taylor	46	Senior Vice President Operations
Jorge Casal	54	Senior Vice President New Markets, Americas and Public Affairs
Laurent Delmas	58	Chief Operating Officer—Europe South
Pier Francesco Nervini	53	Chief Operating Officer—Europe North, Central and Global Accounts
Roxane Dufour	40	Chief Financial Officer
Tomas Mostany	50	Senior Vice President of Tax Free Shopping Technology Solutions
Virginie Alem	37	Senior Vice President Marketing, Communications & Customer Value Creation

Biographical information concerning the members of the Executive Management is set forth below.
Anamaria Tudor has served as Global Blue’s Global Human Resources Director since 2021, having joined Global Blue in 2017. In the past, she has served as Global Blue’s HR Director, UK, Northern Europe & Benelux Region. She has over a decade of experience across all facets of Human Resources. Prior to Global Blue, she held executive roles leading HR Departments in the capacity of Head of HR and HR Consultant. She holds a Master’s in Human Resource Management from Hertfordshire University, Bachelor (Hons) in Human Resource Management from Middlesex University, and Advanced Level 7 Diploma from Chartered Institute of Personnel and Development’s (CIPD’s).
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
Roxane Dufour was appointed Chief Financial Officer of Global Blue on 1 April 2022. She joined Global Blue in 2016 as Group Finance Coordinator, advising the Company on strategic matters and overseeing the SOX implementation. In the past, she served at Edenred where she held several management roles in Finance, such as Group Finance Controller and Internal Audit Director. She started her career at the Accor Group in 2005 in various finance organizations worldwide. She holds a business master’s degree from ESCEM Business School.
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
Virginie Alem joined Global Blue in 2019 and currently serves as Senior Vice President Marketing, Communications and Customer Value Creation since 2021. Prior to Global Blue, she served for 7 years roles in Financial Communication and Investor Relations at Accor and Edenred, following which she joined the Italian Edenred Executive Committee to manage Business and Product development from 2015 to 2019. She holds a MBA from ESSEC Business School.

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
In addition, the Company reimburses the members of Executive Management for out-of-pocket expenses incurred in relation to their services on an on-going basis upon presentation of the corresponding receipts. Expenses’ reimbursements are not part of the compensation.
Executive Management - Compensation components for Fiscal Year 2022
Base Salary
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
2019 Employee Share Option Plan (“SOP”)
In June 2019, Global Blue implemented an employee share option plan to encourage the long-term commitment and retention of a limited number of members of its management. Options granted under the option plan, represent options to acquire approximately 486,527 ordinary shares in the aggregate at a strike price of $10.59. The resulting options shall vest in two stages, with 50% vested on June 24, 2022 and 50% vesting on June 24, 2024.
If an option-holder ceases to be an employee of a member of Global Blue, his or her unvested options will lapse. In addition, all options that are not exercised prior to June 24, 2027 will automatically lapse.
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
In September 2021, 871,550 exceptional RSAs were granted as part of the listing and retention bonus and the award is not subject to any performance condition. The award is based over a 2 year period, with the first vest taking place in September 2022 (40% of the total) and with the second tranche vesting in September 2023 (60% of the total).
An award (or any tranche of an award) lapses in certain circumstances, which are set out in the MIP plan documentation adopted by the NCC.
Under the MIP, the aggregate number of Options is 7,970,000, and the aggregate number of RSAs granted is 1,879,991.
Termination of Service. If an award holder ceases to be an employee before one or more tranches of such award holder’s awards have vested due to any reason other than a dismissal for cause or resignation, the next tranche which would otherwise have vested, shall vest on a pro-rated basis (calculated with reference to the period between the grant date and the cessation date), subject to any additional deductions determined by the Board to reflect the degree to which any performance conditions relevant to such tranche had not been met at the cessation date. The remainder of such tranche and any other tranche which has not yet vested shall lapse. If an award holder ceases to be an employee due to dismissal for cause or resignation, all tranches of such award holder’s award which have not yet vested shall lapse with immediate effect on the cessation date. Save as otherwise provided above, if an award holder gives or receives notice of termination of employment (whether or not lawfully given or received), no tranche shall vest during such notice period. In the case of Options, the award holder may exercise the Options in the pro-rated tranche referred to above, during the 90-day period (or in the case of death, the 12-month period) beginning on the cessation date, provided that the date of exercise is prior to the sixth anniversary of the grant date.
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
In February 2022, the service agreement was amended to provide that any annual restricted stock award to be granted each year, starting from January 2022, will be the greater of 150,000 shares or €1.25 million, subject to a maximum of 1,000,000 shares per grant. Such restricted stock award that are subject to performance conditions will have a vesting period of two years, with 25% vesting each semi-annual period. In addition, if the Company undertakes a primary equity or equity-linked offering the primary purpose of which is to address adverse liquidity, maturity or financial covenant issues in the Group, the three-month VWAP of the Company’s shares is less than $5 per share and Mr. Stern remains employed as Chief Executive Officer and has not been dismissed for cause or given notice of his resignation (collectively, the “Trigger Event”), then (i) the number of existing restricted stock awards that are subject to performance conditions will be adjusted to €1 million divided by the applicable reference price, subject to a cap of 800,000 shares per tranche, (ii) the number of existing restricted stock awards that are not subject to performance conditions will be adjusted to €1,833,333 divided by the applicable reference price, subject to a cap of 1,466,667 shares and (iii) the number of existing restricted stock awards under future grants will be adjusted to €1.25 million divided by the applicable reference price, subject to a cap of 1,000,000 shares per tranche. In addition, upon the occurrence of the Trigger Event, the exercise price of existing stock options granted to Mr. Stern will also be reduced.
Eric Meurice Director Agreement
Eric Meurice’s terms of appointment as a non-executive director of the Company are governed by a director agreement. Mr. Meurice is subject to customary provisions in relation to his obligations as an independent non-executive director including any fiduciary obligations he may owe to the Company, as well as his obligations in relation to confidentiality and intellectual property. He is also subject to customary restrictive covenant obligations under Swiss law that prohibit him from assuming a role in any business that is in competition with the Company for a period of one year after the termination of his appointment. Mr. Meurice’s re-election as an independent non-executive director will be put to the Company’s shareholders for approval at each annual general meeting.
Eric Strutz Director Agreement
Eric Strutz’s terms of appointment as a non-executive director of the Company are governed by a director agreement. Mr. Strutz is subject to customary provisions in relation to his obligations as an independent non-executive director including any fiduciary obligations he may owe to the Company, as well as his obligations in relation to confidentiality and intellectual property. He is also subject to customary restrictive covenant obligations under Swiss law that prohibit him from assuming a role in any business that is in competition with the Company for a period of one year after the termination of his appointment. Mr. Strutz’s re-election as an independent non-executive director will be put to the Company’s shareholders for approval at each annual general meeting.
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
Board Compensation Structure
We do not currently pay our directors who are either employed by us, by Far Peak Acquisition Corporation, by Silver Lake, by Partners Group or by Ant Small and Micro Financial Services Group Co., Ltd., any compensation for their service as directors. For those directors receiving compensation, our director compensation program during the period starting on April 1, 2021, and ending on March 31, 2022 consisted of a combination of an annual fixed cash compensation, payable annually, and equity instruments not subject to any performance targets, under the Non-Executive Directors RSAs plan (as adopted by Global Blue on November 12, 2020, and explained under the section “Executive Management - Compensation components for Fiscal Year 22” above), as determined under the review process of the NCC and approved by the Board, as set forth below(1):

(in EUR thousands)	Chair	Member
Board of Directors	-	94
Audit Committee	-	-
Nomination and Corporate Governance Committee	-	-

(1) Pursuant to their arrangement with the Company, two Board members, namely Mr. Eric Strutz, and Mr. Eric Meurice receive a flat annual gross fee of €80,000 (subject to mandatory deductions for social security contributions and source taxes) for their service on the Board of Directors and board committees.

Board Compensation Amounts
In the period starting on April 1, 2021, and ending on March 31, 2022, the compensation of the members of the Board of Directors was as follows (in EUR thousands):

Name	Function	Gross Compensation	Employer’s Social & Pension Contributions	Long-term Incentive Plan(2)	Total Compensation
Thomas W. Farley	Chairman, Director	—	—	—	—
Jacques Stern(1)	Chief Executive Officer, Director	—	—	—	—
Ulf Pagenkopf	Director	—	—	—	—
Christian Lucas	Director	—	—	—	—
Joseph Osnoss	Director	—	—	—	—
Yulei Wang	Director	—	—	—	—
Eric Strutz	Director	86	8	101	195
Eric Meurice	Director	86	8	101	195
Total		172	16	202	389

1.As member of the Executive Management, Jacques Stern receives no compensation for service on the Board of Directors. Compensation for Jacques Stern is included in below.
2.Represents the fair value and associated social charges of RSAs and Options on the date of grant (for the November 2020 to September 2023 vesting period).

No loans were extended to members of the Board of Directors or outstanding during the period starting on April 1, 2021, and ending on March 31, 2022. No payments to former members of the Board of Directors in connection with their former role or which are not at arm’s length were made during and with respect to such period, and no severance payments to any member or former member of the Board of Directors were made during and with respect to such period. No payments to related parties of members of the Board of Directors were made during such period.
Equity and Equity-Linked Instruments granted to Members of the Board of Directors during the period (1):
The members of the Board of Directors and their related parties, if any, held the following (vested and unvested) equity and equity-linked instruments as of March 31, 2022:

Name	Function	RSAs	Options
Thomas W. Farley	Chairman	—	—
Ulf Pagenkopf	Director	—	—
Christian Lucas	Director	—	—
Joseph Osnoss	Director	—	—
Yulei Wang	Director	—	—
Eric Strutz	Director	10,959	—
Eric Meurice	Director	10,959	—
Total		21,918	—

(1) Excluding Jacques Stern, CEO, whose holdings are listed under Executive Management, below.

RSAs awarded to Eric Strutz and Eric Meurice are not subject to performance conditions, and their vesting period is three years with 33% of the RSAs vesting on March 5, 2022, 33% on September 5, 2022, and 33% on September 5, 2023.
Executive Management Compensation Amounts
For the period starting on April 1, 2021, and ending on March 31, 2022, the fixed and variable compensation of the members of the Executive Management was as follows (in EUR thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Gross Salary	Bonus	Other Compensation(1)	Employer’s Social & Pension Contributions	Long-term Incentive Plan(2)	Total
Jacques Stern	750	0	0	256	4,171	5,177
Other Executives	3,279	187	355	971	3,332	8,123
Total Executive Management Compensation(3)	4,029	187	355	1,227	7,503	13,300

1.Includes essentially school fees, housing allowance, and private-use portion of company car allowance.
2.Represents the fair value and associated social charges of RSAs and Options on the date of the 2020 grant (for the November 2020 to September 2024 vesting period) and 2021 grant (for October 2021 to September 2025 vesting period).
3.These figures relate to a total of thirteen individuals who were members of Executive Management during the reporting period.

Equity and Equity-Linked Instruments granted to Members of the Executive Management during the period:
The members of the Executive Management and their related parties, if any, held the following (vested and unvested) equity and equity-linked instruments as of March 31, 2022:

Name	RSAs	Options
Jacques Stern	578,536	2,750,000
Other Executives	421,094	2,950,000
Total Executive Management	999,630	5,700,000
In the case of the RSAs:
50% of each tranche of the award is not subject to performance conditions, while the remaining 50% of each tranche is subject to meeting performance conditions in relation to total shareholder return (in absolute and relative terms) with a weight of 50%, and adjusted net income compound annual growth rate (“CAGR”) with a weight of 50%. As for the vesting period of the RSAs awarded in 2020, 37.5% of RSAs vested on March 5, 2022, 12.5% will vest on September 5, 2022, 25% will vest on September 5, 2023, and 25% will vest on September 5, 2024. As for the vesting period of standard RSAs awarded in 2021, 25% of RSAs will vest on September 5, 2022, 25% will vest on September 5, 2023, 25% will vest on September 5, 2024 and 25% will vest on September 5, 2025. As for the vesting of the exceptional RSAs awarded in 2021, 40% will vest on September 5, 2022 and 60% will vest on September 5, 2023.
In the case of the Options:
There are no performance conditions, the exercise prices of the options are USD 8.50 (for 32.5% of the total number of Options), USD 10.50 (for 27.5% of the Options), USD 12.50 (for 22.5% of the Options), and USD 14.50 (for 17.5% of the Options) of which 37.5% vested on March 5, 2022, 12.5% will vest on September 5, 2022, 25% will vest on September 5, 2023, and 25% will vest on September 5, 2024.

C. Board practices
Our Board of Directors is required to consist of a minimum of 3 members and maximum of 9 members. In accordance with our Articles, each member of our Board of Directors is elected for a term of one year that expires at the end of the next ordinary General Meeting of Shareholders.
Controlled Company Exemption
We are a “controlled company” within the meaning of the NYSE rules.
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
Global Blue has developed the Agile Working Model (AWM), a structured framework to allow employees to have the flexibility to work remotely. This aims to i) retain current talent and ii) increase Global Blue’s reach to new locations where talent is available. The AWM is gradually being rolled-out across the various regions.
As of March 31, 2022, Global Blue employed 1,411 Full Time Equivalents (“FTEs”) worldwide. The table below shows the number of FTEs per geographical division for the periods indicated:

	As of March 31
	2022	%	2021	%	2020	%
EMEA(1)	1,193	84.5%	1,116	84.9%	1,691	82.5%
APAC(2)	198	14.0%	176	13.4%	334	16.3%
Americas(3)	20	1.4%	23	1.7%	25	1.2%
Total	1,411	100.0%	1,314	100.0%	2,050	100.0%

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
(2) APAC includes Australia, China, the Cook Islands, Fiji, Japan, Malaysia, New Zealand, Singapore, South Korea, Thailand and Western Samoa.
(3) Americas includes Argentina, the Bahamas and Uruguay.

As of March 31, 2022 Global Blue FTEs increased by 97 or 7.4% to 1,411, from 1,314 as of March 31, 2021. The increase is related to the return of furloughed staff to full working hours and also by the need to hire for strategic positions.
As of March 31, 2022 Global Blue FTEs decreased by 639, or 31.2% to 1,411, from 2,050 as of March 31, 2020. The significant decrease of the number of FTEs is related to Global Blue longer-term cost savings initiatives implemented during the financial year ended March 31, 2021, to reduce its monthly cash expenditures. For more details, please see “Operating Results”.
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

Employee Representation

Argentina: Approximately 26% of Global Blue’s employees in Argentina were affiliated with the labor union Sindicato de Empleados de Comercio as of March 31, 2022. The relationship between Global Blue and the Sindicato de Empleados de Comercio is constructive and cooperative.
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
Italy: Approximately 1.0% of Global Blue’s employees in Italy were affiliated with the Italian General Confederation of Labour (Confederazione Generale Italiana del Lavoro) as of March 31, 2022. In addition, the employees are represented under the National Collective Bargaining Arrangement for the Tertiary.
Slovakia: All of Global Blue’s employees in Slovakia are represented by the trade union UniJA, even if they are not members of UniJA. The relationship between Global Blue and UniJA is constructive and cooperative.

European Works Council: In June 2017, representatives of the trade union UniJA and the works council in Austria have requested that a European-wide works council be set up, a process which is governed by EU Directive 2009/38/EC. Global Blue is making preparations to set up a European-wide works council which has been delayed due to the COVID 19 pandemic and is likely to take up to a few more years to be established.

E. Share ownership
The information set forth under “Item 6. Directors, Senior Management and Employees - Item 6.B Compensation” is incorporated by reference. For more information on our equity-based participation plans, see the information set forth under “Item 18. Financial Statements - Note 40. Related party transactions” which is incorporated by reference.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information regarding the beneficial ownership of ordinary shares at June 15, 2022:

• each person known by us to be the beneficial owner of more than 5% of ordinary shares;
• each of our directors and members of Executive Management; and
• all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying the Global Blue Warrants and Series A and Series B Preferred Shares, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days.
We believe that as of June 15, 2022, approximately 10 million ordinary shares were held of record by 6 persons with US addresses. Those ordinary shares represented 4.3% of the outstanding ordinary shares.
Unless otherwise indicated, we believe that all persons and entities named in the table below have sole voting and investment power with respect to ordinary shares beneficially owned by them.

Beneficial Owners	Number of ordinary shares	Number of Series A Preferred Shares	Number of Series B Preferred Shares	Percentage of ordinary shares(1)
Directors and Executive Management
Thomas W. Farley(2)	3,723,363	0	0	2.0%
Christian Lucas	0	0	0	—%
Eric Meurice	*	0	0	*
Joseph Osnoss	0	0	0	—%
Eric Strutz	*	0	0	*
Guoming Cheng	0	0	0	—%
Tom Klein	0	0	0	—%
Virginie Alem	*	0	0	*
Jorge Casal	*	*	0	*
Damian Cecchi	*	*	0	*
Laurent Delmas	*	*	0	*
Fabio Ferreira	*	*	0	*
Greg Gelhaus	*	*	0	*

Jeremy Henderson-Ross	*	*	0	*
Tomas Mostany	*	*	0	*
Pier Francesco Nervini	*	*	0	*
Roxane Dufour	*	*	0	*
Jacques Stern	*	*	0	*
Jeremy Taylor	*	*	0	*
Anamaria Tudor	*	0	0	*
All directors and members of Executive Management as a group (20 persons)	6,331,411	439,948		3.6%
Other 5% Shareholders
Silver Lake(3)	160,777,194(4)	16,909,624(5)	0	74.7%
CK Opportunities Wolverine S.à r.l(6)	29,764,256(7)	0	21,176,470	14.1%
Antfin (Hong Kong) Holding Limited(8)	12,500,000	0	0	6.6%

* Less than 1%.

(1) In calculating the percentages, (a) the numerator is calculated by adding the number of ordinary shares held by such beneficial owners, the number of ordinary shares issuable upon the exercise of Global Blue Warrants held by such beneficial owner (if any) and the number of ordinary shares held upon the conversion of all Series A or Series B Preferred Shares held by such beneficial owner (if any); and (b) the denominator is calculated by adding the aggregate number of ordinary shares outstanding, the number of ordinary shares issuable upon the exercise of Global Blue Warrants held by such beneficial owner, if any (but not the number of ordinary shares issuable upon the exercise of Global Blue Warrants held by any other beneficial owner), and the number of ordinary shares held upon the conversion of all Series A or Series B Preferred Shares held by such beneficial owner, if any (but not the number of ordinary shares held upon the conversion of Series A or Series B Preferred Shares held by any other beneficial owner). The conversion ratio of Series A and Series B Preferred Shares to ordinary shares is one-to-one, subject to any adjustments pursuant to the applicable Conversion Agreement.
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
(4) The 154,060,900 ordinary shares shown in the table consist of (a) 90,542,304 ordinary shares held by Globetrotter, (b) 6,548,415 Global Blue Warrants held by Globetrotter exercisable for the issuance of 6,548,415 ordinary shares, (c) 11,970,487 Series A Preferred Shares held by Globetrotter, (d) 37,358,622 ordinary shares held by Cayman Holdings, (e) 2,701,935 Global Blue Warrants held by Cayman Holdings exercisable for the issuance of 2,701,935 ordinary shares and (f) 4,939,137 Series A Preferred Shares held by Cayman Holdings.
(5) The 16,909,624 ordinary shares shown in the table consist of (a) 11,970,487 Series A Preferred Shares held by Globetrotter and (b) 4,939,137 Series A Preferred Shares held by Cayman Holdings.
(6) The information in the table regarding CK Opportunities Wolverine S.à r.l’s interests in the Company is based on the Schedule 13D filed by CK Opportunities Wolverine S.à r.l, CK Opportunities Fund I, LP, CK Opportunities GP, LLC, Certares Opportunities LLC and Knighthead Opportunities Capital Management, LLC. The address of the principal business and principal office of CK Opportunities Wolverine is 16, Rue Eugène Ruppert, L-2453, Luxembourg, Grand Duchy of Luxembourg. The address of the principal business and principal office of CK Opportunities Fund I, LP and CK Opportunities GP, LLC is c/o Knighthead Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, NY 10017 and c/o Certares Management LLC, 350 Madison Avenue, 8th Floor, New York, NY 10017. The address of the principal business and principal office of Certares Opportunities LLC is c/o Certares Opportunities LLC, 350 Madison Avenue, 8th Floor, New York, New York 10017. The address of the principal business and principal office of Knighthead Opportunities Capital Management, LLC is c/o Knighthead Opportunities Capital Management, LLC, 280 Park Avenue, 22nd Floor, New York, NY 10017.
(7) The 29,764,256 ordinary shares shown in the table consist of (a) 8,587,786 ordinary shares and (b) 21,176,470 Series B Preferred Shares.
(8) The information in the table regarding Ant’s interests in the Company is based on the Schedule 13D filed by Antfin (Hong Kong) Holding Limited, Hangzhou Yunqiang Enterprise Management Consulting Co., Ltd. (“Hangzhou Yunqiang”) and Ant Group Co., Ltd. (“Ant Group”) on September 8, 2020 . The business address for Ant is 26/F., Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The business address for Hangzhou Yunqiang and Ant Group is Z Space, No. 556 Xixi Road, Hangzhou, China.

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
The parties agreed that, subject to certain exceptions and conditions set forth therein, Thomas W. Farley will not transfer the 2,223,363 ordinary shares out of the 4,316,321 ordinary shares received by Far Point LLC in respect of shares in Far Point Acquisition Corp pursuant to the Merger and transferred to Thomas W. Farley and other member of his group at the time of the NYSE listing (the “Additional Founder Shares”) for three years from the time of the NYSE listing, unless the prior written consent of Globetrotter is received (the “Lock-up”).
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
If the Tag-Along Right or the Drag-Along Right are exercised at a time when Thomas W. Farley or any member of his group holds the 1,500,000 ordinary shares out of the 4,316,321 ordinary shares received by Far Point LLC in respect of shares in Far Point Acquisition Corp pursuant to the Merger and transferred to Thomas W. Farley and others at Closing (the “Unrestricted Founder Shares”), then at least 50% of the Closing Common Shares to be transferred under in connection with the Tag-Along Right or the Drag-Along Right must comprise Unrestricted Founder Shares or, if there are insufficient Unrestricted Founder Shares to comprise 50%, then such Closing Common Shares to be transferred must include all of the Unrestricted Founder Shares then held by Thomas W. Farley and his group taken as a whole, provided that, if the proportion of Unrestricted Founder Shares comprised in Closing Common Shares held by Thomas W. Farley and his group taken as a whole at the relevant time exceeds 50%, then such larger proportion of Closing Common Shares to be transferred must comprise Unrestricted Founder Shares. If Globetrotter or any of its affiliates transfers any ordinary shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) by way of a transaction that is an SEC-registered offering pursuant to the Registration Rights Agreement, the number of the Additional Founder Shares to be released from the Lock-up will be the same number of Additional Founder Shares that Thomas W. Farley and his group would have been entitled to apply the Tag-Along Right to had the transaction not been an SEC-registered offering pursuant to the Registration Rights Agreement.
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
Series A Preferred Shares Conversion Agreement
At the time of the NYSE listing, the Company entered into a Conversion Agreement with, amongst others, Cayman Holdings and Globetrotter to govern the issuance and delivery of ordinary shares in exchange for Series A Preferred Shares from the holders of Series A Preferred Shares (the “Series A Conversion Agreement”). The holders of Series A Preferred Shares are entitled to receive a preferred dividend in accordance with the Articles of Association.
The Series A Conversion Agreement sets the conversion ratio of ordinary shares to be received in exchange for Series A Preferred Shares as one-for-one, subject to certain adjustments. If the number of outstanding ordinary shares is increased by a split-up of ordinary shares or other similar event, the number of ordinary shares issuable on the exchange of each Series A Preferred Shares is increased in proportion to such increase in the outstanding ordinary shares. If the number of outstanding ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of ordinary shares or other similar event, the number of ordinary shares issuable on the exchange of each Series A Preferred Shares is decreased in proportion to such increase in the outstanding ordinary shares. If an adjustment results in a holder being entitled to receive a fractional interest in an ordinary share upon the exercise of a Series A Preferred Share, the number of ordinary shares to be issued to such holder upon such exchange is rounded to the nearest whole number.
The Series A Conversion Agreement sets out a mechanism by which, among other, a holder of Series A Preferred Shares may exercise a put option with respect to all or part of such holder’s Series A Preferred Shares in a cashless exchange for delivery of ordinary shares and a mechanism by which the Company may exercise a call option with respect to all or part of a holder’s Series A Preferred Shares in a cashless exchange for delivery of ordinary shares. The call option is subject to certain conditions: the holder is not restricted from making a transfer at the time of conversion, the conversion does not take place during a blackout period, and the value of our ordinary shares based on daily dollar volume-weighted average price for 30 trading days prior to conversion equals or exceeds $18.00. The Series A Conversion Agreement also sets out a mechanism by which the Company may redeem some or all of the Series A Preferred Shares following the fifth anniversary from the date of the NYSE listing; provided, that no put option or call option has been exercised in respect of the relevant Series A Preferred Shares, the value of each Series A Preferred Share on an as-converted basis based on daily dollar volume-weighted average price for 30 trading days prior to conversion equals or exceeds $10.00, and certain other conditions are met.
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
The Series A Conversion Agreement is governed by the laws of Delaware. Any dispute arising out of or relating to the Series A Conversion Agreement is subject to arbitration in Zurich, Switzerland, in accordance with the Rules of Arbitration of the International Chamber of Commerce.
Series B Preferred Shares Conversion Agreement

In connection with the issuance of 21,176,470 Series B Preferred Shares and 8,587,786 common shares of the Company to the CK Investor, the Company entered into a Conversion Agreement with the CK Investor to govern the issuance and delivery of ordinary shares in exchange for Series B Preferred Shares from the holders of Series B Preferred Shares (the “Series B Conversion Agreement”). The holders of Series B Preferred Shares are entitled to receive a 5% annual preferred dividend in accordance with the Articles of Association, subject to certain requirements. See Exhibit 2.5
The Series B Conversion Agreement sets the conversion ratio of ordinary shares to be received in exchange for Series B Preferred Shares as one-for-one, subject to certain adjustments. If the number of outstanding ordinary shares is increased by a split-up of ordinary shares or other similar event, the number of ordinary shares issuable on the exchange of each Series B Preferred Shares is increased in proportion to such increase in the outstanding ordinary shares. If the number of outstanding ordinary shares is decreased by a consolidation, combination, reverse share split or reclassification of ordinary shares or other similar event, the number of ordinary shares issuable on the exchange of each Series B Preferred Shares is decreased in proportion to such increase in the outstanding ordinary shares. If an adjustment results in a holder being entitled to receive a fractional interest in an ordinary share upon the exercise of a Series B Preferred Share, the number of ordinary shares to be issued to such holder upon such exchange is rounded to the nearest whole number.
The Series B Conversion Agreement sets out a mechanism by which, among others, a holder of Series B Preferred Shares may exercise a conversion option on or after December 13, 2022 with respect to all or part of such holder’s Series B Preferred Shares in a cashless exchange for delivery of ordinary shares and a mechanism by which the Company may exercise a call option with respect to all or part of a holder’s Series B Preferred Shares in either a cashless exchange for delivery of ordinary shares or, on or after June 13, 2027 or upon entrance into a binding agreement that would result in a change of control and subject to certain conditions, for cash at a redemption price of par. In addition, on or after June 13, 2023, the Company may force a holder of Series B Preferred Shares to convert some or all of such holder’s Series B Preferred Shares at the then current conversion ratio if the daily volume-weighted average price of the Common Shares for each trading day of the prior 40 consecutive trading days (the “Daily VWAP”) is at least 130% of the initial purchase price. In addition, the Company may also force a holder of Series B Preferred Shares to convert some or all of such holder’s Series B Preferred Shares at the then current conversion ratio upon entrance into a binding agreement that would result in a change of control, if the purchase price in such change of control transaction values the Series B Preferred Shares to be force converted at a per share price that is equal to or greater than the initial purchase price. If such Daily VWAP or change of control price condition, as applicable, is not met, the Company may still elect to force a holder to convert some or all of such holder’s Series B Preferred Shares if the Company delivers additional common shares to the holder that would result in the holder receiving equivalent economic value as if such condition had been met.
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
The Series B Conversion Agreement is governed by the laws of Delaware. Any dispute arising out of or relating to the Series B Conversion Agreement is subject to arbitration in Zurich, Switzerland, in accordance with the Rules of Arbitration of the International Chamber of Commerce.
Investment Agreement
The Investment Agreement entered into by the Company and the CK Investor provides the CK Investor with the right to propose one director for election and one non-voting observer to the Company’s board, so long as the CK

Investor holds at least 5% of the voting rights in the Company. Pursuant to the Investment Agreement, the Company has agreed to indemnify the CK Investor’s director nominee to the same extent as it indemnifies its other Board members.
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
CK Opportunities Registration Rights Agreement
The Company and the CK Investor have entered into a registration rights agreement (the “CK Opportunities Registration Rights Agreement”), pursuant to which the Company has agreed to file a shelf registration statement and shall use its reasonable best efforts to have such shelf registration statement declared effective by December 13. 2022, subject to the ability to delay such filing under certain circumstances. CK Investor is entitled, on or after the earlier of (i) June 13, 2025 and (ii) the date on which Silver Lake has transferred more than 50% of its equity interests held as of the date of the CK Opportunities Registration Rights Agreement, to deliver to the Company take-down notices under the shelf registration statement stating their intent to sell Registrable Securities, subject to certain limitations. Under the CK Opportunities Registration Rights Agreement, the Company will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arises from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.
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
Loan Agreement
On the terms and conditions of a loan agreement dated September 30, 2020, Globetrotter and Cayman Holdings has made available to Global Blue the Supplemental Liquidity Facility to ensure access to additional liquidity and/or provide an “EBITDA-based cure” for the financial covenants of the Facilities Agreement. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Banking Facilities and Loans—Supplemental Liquidity Facility.”
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
Other Related Party Transactions
For additional information on related party transactions, see Note 40 (“Related party transactions”) to the Company’s annual consolidated financial statements contained in this Annual Report on Form 20-F.
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
Certain of the PIPE investors who had committed to subscribe for in aggregate $110 million of our ordinary shares did not consummate their subscriptions, alleging the failure of certain closing conditions in their share subscription agreements to be satisfied. As previously disclosed, the Company and Globetrotter commenced litigation with each of such investors for breach of contract. In May 2021, a settlement was reached with PIPE investors who had committed $10m of the aggregate amount and not funded. In March 2022, the litigation was settled with all the other PIPE investors, with all settlement proceeds being paid to the Globetrotter entities.
Refundit Complaint to the European Commission
On April 19, 2021, Refundit Ltd made a complaint to the European Commission alleging breaches of EU competition regulations relating to abuse of a dominant position.
The European Commission are in a phase known as a “preliminary investigation” where they must gather information in respect of a complaint to assess whether it will open a formal investigation or elect not to proceed further. Therefore the European Commission has asked Global Blue, as well as others in the VAT refund industry, to comment on the complaint and followed this up with a number of requests for information to Global Blue. Global Blue has fully co-operated with these requests. There is no formal timetable by which the European Commission must conclude the “preliminary investigation”.

While Global Blue refutes all allegations made by Refundit Ltd., the European Commission could decide to initiate formal proceedings to investigate the matter further which could result in remediation actions being imposed on Global Blue or possible fines. Such remediation action or fines, if levied, may be material.
Tax Matters
France
The French tax authorities opened a tax audit in October 2016 regarding Global Blue France SAS (“Global Blue France”) for the financial years ended March 31, 2014, 2015 and 2016 with respect to all taxes. The tax audit was focused on Global Blue’s VAT refund business, operating transfer pricing policy, IT systems and interest rates on cash pool balances. In December 2018, the French tax authorities issued a notice of assessment to Global Blue France for the financial year ended March 31, 2014 related to VAT findings for an amount of EUR 6.5 million. The VAT findings related to certain missing information on tax-free forms which were mandatory according to VAT refund regulation in France. As a consequence, the VAT exemption claimed by Global Blue France in relation to these forms was denied by the French tax authorities. An accrued liability of EUR 10 million to cover these amounts was booked in Global Blue’s accounts as of March 31, 2018. This accrued liability was reduced to EUR 6.5 million as of March 31, 2019 due to a payment of EUR 1.8 million to the French tax authorities and due to a change in management’s estimate of Global Blue’s exposure. The accrued liability balance was unchanged as of March 31, 2020 and March 31, 2021. On January 7, 2021, the French tax authorities issued the final notice of assessment which definitively closed the tax audit and confirmed the VAT findings above and some minor other adjustments. On April 13, 2021 Global Blue received the corresponding collection notice from the French tax authorities and settled the amount on April 15, 2021.
Italy
The Italian tax authorities opened a tax audit in February 2016 on Global Blue Italia S.r.l. (“Global Blue Italy”); for details refer to Note 12.

Germany
For details on the risk of the tax authorities denying the profit and loss pooling within the German Global Blue group relating to the financial year 2019 and previous tax periods, and on the risk of imposing limitations in the deduction of royalties, please refer to Note 12.
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

B. Significant changes
Please see the section entitled “Item 5. Operating and Financial Review and Prospects” for more information concerning any significant changes that may have occurred since the date of our last annual financial statements.

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
Swiss Securities Turnover Tax
Secondary market dealings in ordinary shares in which no Swiss domestic securities dealer (as defined in the Swiss Federal Stamp Duty Act, including a Swiss bank) is a party or an intermediary to the transaction are not subject to Swiss securities turnover tax (Umsatzabgabe). For secondary market dealings in ordinary shares in which a Swiss domestic securities dealer (as defined in the Swiss Federal Stamp Duty Act, including a Swiss bank) is a party or an intermediary to the transaction, Swiss securities turnover tax at a rate of 0.15% of the purchase price of our ordinary shares will be payable if none of the exemptions provided for in the Swiss Federal Stamp Duty Act apply. Subject to applicable statutory exemptions in respect of the parties to a transaction, generally half of the tax is charged to each of the parties.
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
International Automatic Exchange of Information in Tax Matters
Switzerland has concluded a multilateral agreement with the European Union on the international automatic exchange of information (the “AEOI”) in tax matters (the “AEOI Agreement”). This AEOI Agreement entered into force as of January 1, 2017 and applies to all 27 member states. Furthermore, on January 1, 2017, the multilateral competent authority agreement on the automatic exchange of financial account information and, based on such agreement, a number of bilateral AEOI agreements with other jurisdictions entered into force. The Federal Act on the International Automatic Exchange of Information in Tax Matters, which is the primary legal basis for the implementation of the AEOI standard in Switzerland, entered into force on January 1, 2017, as well.
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
A list of such multilateral agreements and bilateral agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance (SIF) (https://www.sif.admin.ch/sif/en/home/multilateral-relations/exchange-information-tax-matters/automatic-exchange-information/financial-accounts.html).
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
As described more fully in “—Switzerland Taxation—Material Swiss Tax Consequences Relating to our ordinary shares—Swiss Withholding Tax—Refund of Swiss withholding tax on taxable distributions” above, a U.S. Holder who is not a resident in Switzerland and who does not hold the ordinary shares as part of a trade or business carried on through a permanent establishment in Switzerland may be entitled to a full or partial refund of Swiss withholding tax deducted on dividends. A U.S. Holder may be required to properly demonstrate to the Company and the Swiss tax authorities its entitlement to the refund under the U.S.-Swiss Treaty. Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Swiss federal withholding taxes (Verrechnungssteuer) on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, you may be able to deduct Swiss federal withholding taxes (Verrechnungssteuer) on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the Foreign Tax Credit Regulations and availability of the foreign tax credit or a deduction under their particular circumstances.

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

Holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss.
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
Part of Global Blue’s existing and future debt and borrowings carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates. As of March 31, 2022, all of Global Blue’s interest-bearing loans carried floating interest rates. As of March 31, 2022, none of these loans were covered by interest rate swaps as the floating rate was below the minimum interest rate floor of 0%, which will also apply to borrowings under the Facilities. Adverse fluctuations and increases in interest rates, to the extent that they are not hedged, could have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition. In addition, LIBOR and other “benchmark” interest rates are currently the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform, which may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could result in an increase of the interest payable on any of Global Blue’s debt linked to such a “benchmark.”
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
For further details, see note 4 (“Financial risk management”) to the audited consolidated financial statements of Global Blue as of and for the financial year ended March 31, 2022 contained in this Annual Report.
Interest Rate Risk
Our interest rate risk arises from our long-term borrowings at floating interest rates. All our borrowings are subject to base interest rates plus a margin. As of March 31, 2022, we had EUR 8.8 million of long-term floating rate debt outstanding (principal value), consisting of borrowings under the Term Loan Facilities for which the base rate of one-month EURIBOR was negative 0.532% (though the facility was subject to a floor of 0%). As a result, none of the borrowings were hedged.
The following table demonstrates the sensitivity to a change in interest rates on Global Blue’s floating rate indebtedness, relative to the rate at the end of each period. Global Blue’s profit before tax is affected through the impact on floating rate borrowings as noted below:

	Increase/decrease in basis points	Effect on profit before tax per annum (€ in millions)
Financial year ended March 31, 2022	100	3.4
Financial year ended March 31, 2021	100	2.8

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
Global Blue actively manages transactional foreign exchange risk by entering into foreign exchange derivative contracts. Such hedging includes the use of short-term ordinary derivative products, which are entered into only for non-speculative purposes. As of March 31, 2022, Global Blue had unhedged transactional foreign exchange risks of EUR 33.9 million spread across 32 currencies, the largest being the Swedish Krona (EUR 17 million). As of March 31, 2022, including the effect of hedges, if currency rates on the major currencies had been 2% higher or lower, and with all other variables held constant, pre-tax profit for the twelve months ended March 31, 2022 would have been EUR 0.7 million lower or higher.
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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act, as amended, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report.
Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as a result of the material weakness in our internal control over financial reporting described in “Section B. Management’s Annual Report on Internal Control over Financial Reporting” below, our disclosure controls and procedures were not effective as of March 31, 2022.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS accounting standards and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2022. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, our internal control over financial reporting was not effective as of March 31, 2022.
Our management excluded the operations of Yocuda, a subsidiary acquired in September 2021, from its assessment of internal control over financial reporting, as of March 31, 2022. Yocuda’s total assets and total revenue represent less than 1%, respectively, of the related Consolidated Financial Statements amounts as of and for the year ended March 31, 2022.
Previously Identified Material Weaknesses in Internal Control over Financial Reporting
Material weakness unremediated as of March 31, 2022
As previously disclosed in our Amendment No. 1 to Form 20-F filed on December 7, 2021, that amended our Annual Report on Form 20-F for the year ended March 31, 2021 (“2021 20-F/A”), management determined that there was a material weakness in internal control over financial reporting as we did not maintain an effective control environment due to a lack of a sufficient complement of personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements, causing a lack of formalization of controls. This material weakness could result in a misstatement of substantially all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
Global Blue has taken, and continues to take, steps to remediate this material weakness and to strengthen its control environment. The steps taken during the current year included (i) engaging external third parties to assist with the effective operation of our enhanced internal control framework, (ii) carrying out regular and continuous internal control and financial reporting training programs for our accounting and financial reporting personnel and (iii) hiring more qualified personnel to strengthen the financial reporting function and to improve the financial and systems control framework.
Although we have taken the foregoing steps, as of March 31, 2022, we were still in the process of implementing and operating effectively our internal control system. The initiatives we are implementing to remediate the material weakness are subject to continued management review and testing. We believe these measures will remediate the control deficiencies.
In light of the above, and although we believe that we have made significant progress in relation to this material weakness, we do not consider this material weakness to have been remediated as of March 31, 2022 as we have not completed all of the corrective processes, procedures and related remediation including ensuring that all necessary controls have been implemented and have operated effectively for a sufficient period of time.
Notwithstanding such a material weakness, our Chief Executive Officer and Chief Financial Officer have concluded that our consolidated financial statements in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with International Financial Reporting Standards.
The process of implementing and operating an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Additional time is required to complete implementation as well as to assess and ensure the sustainability of these procedures. We believe that the actions we take will be effective in remediating the material weakness described above and we will continue to devote significant time and attention to these remediation efforts. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above.
Material weaknesses remediated as of March 31, 2022

As previously disclosed in our 2021 20-F/A, Global Blue identified an error related to a €1.6 million goodwill impairment charge unduly recorded in the period ending March 31, 2020 associated with the Refund Suisse business, an acquisition completed in September 2018. Additionally, Global Blue identified an error related to the calculation of its estimated trade receivables loss allowance in the period ending March 31, 2020, of €0.9 million. Both of these errors were corrected in our March 31, 2020 restated audited consolidated financial statements.
As of March 31, 2020, management determined that there were two material weaknesses, which arose from a lack of effective controls to ensure that accounting policies were appropriately applied to the assessment of the impairment of non-financial assets and estimated trade receivables loss allowance. Specifically, despite accounting policies being in place, there were insufficient procedures and controls to ensure that the policies were appropriately implemented and that there was proper internal review.
Due to the material weakness raised in relation to a lack of a sufficient complement of personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements, management considered these two material weaknesses as not remediated as of March 31, 2021.
During the fiscal year ended March 31, 2022, Global Blue took steps to remediate these material weaknesses, including (i) designing and implementing a new control over the estimated trade receivables loss allowance, (ii) revising the design of our existing controls over impairments of non-financial assets and (iii) testing the operational effectiveness of these changes to our internal control over financial reporting.
After evaluating the remediation actions and the new or revised internal controls mentioned above, we consider those two material weaknesses to have been remediated as of March 31, 2022.
C. Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies.
D. Changes in Internal Control over Financial Reporting
Except as described in “Section B. Management’s Annual Report on Internal Control over Financial Reporting” above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

(EUR thousand)	For the financial year ended March 31
Audit fees	2022	2021
Audit fees	3,545	4,524
Audit related fees	—	15
Tax fees	—	—
All other fees	3	17
Fees of PricewaterhouseCoopers SA	3,548	4,556

Audit fees reflects professional services rendered regarding statutory audits of the Company and its subsidiaries and audits of annual consolidated financial statements. For the financial year ended March 31, 2021 the audit fees also included services rendered as part of the finalized exit process, which included: review of interim financial statements and assistance with registration statements.
All other fees include fees billed for products and services other than as reported above.
Item 16D. Exemptions from the listing standards for audit committees

Not applicable.

Item 16E. Purchases of equity securities by the issuer and affiliated purchases
During the fiscal period ended March 31, 2022 no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

Requirement	NYSE Requirement For US Listed Companies	Swiss Law	Global Blue Practice
Audit Committee	Must have an audit committee with at least three members and with the specific responsibilities and authority necessary to comply with SEC rules. Members must meet all of the independence requirements of the NYSE, as well as the SEC Rule 10A-3 independence requirements (subject to any available exemptions).	It is not a mandatory requirement under Swiss law to have an audit committee. There is also no requirement on independence or the total number of the members. The Swiss Code of Best Practice for Corporate Governance recommends that the audit committee consist of non-executive and independent directors only and the majority of the members should be experienced in financial and accounting matters.	The board of directors has established a compliant Finance and Audit Committee. However, it only has two members, both whom are independent.
Compensation of Executives	Must have a compensation committee consisting solely of independent directors. Must satisfy the additional independence requirements specific to compensation committee membership.	Swiss law requires that the members of the compensation committee are elected by the general meeting of shareholders rather than appointed by the Board. The Swiss Code of Best Practice for Corporate Governance recommends that the Board proposes to the General Meeting of Shareholders non-executive and independent members for election to the compensation committee, and that if a proposed member is not independent, the Board should inform the General Meeting of Shareholders accordingly.	The board of directors has established a Nomination and Compensation Committee. However, its members are not all independent as determined in accordance with NYSE listing standards.

Nomination of Directors	Must have a nominating/corporate governance committee consisting solely of independent directors.	It is not a mandatory requirement under Swiss law to have a nomination committee. There is also no requirement on independence or the total number of the members. The Swiss Code of Best Practice for Corporate Governance recommends that the nomination committee should consist predominantly of non-executive and independent directors.	The board of directors has established a Nomination and Compensation Committee. However, its members are not all independent as determined in accordance with NYSE listing standards.
Executive Sessions of Independent Directors	Independent directors of a NYSE-listed company must have meetings at which only the independent directors are present.	Swiss law does not require us to hold executive sessions of the board of directors.The Swiss Code of Best Practice for Corporate Governance recommends regular non-executive sessions.	Global Blue does not hold independent directors’ meetings.
Corporate Governance Guidelines	Company must adopt and disclose corporate governance guidelines	There is no mandatory requirement to have corporate governance guidelines	Global Blue does not have corporate governance guidelines although does have organizational regulations in place which govern the structure and operation of the board and board committees.
Shareholder Approval of Equity Compensation Plans and Certain Other Share Issuances	Shareholders must approve all equity-compensation plans and material revisions thereto, with limited exemptions. Shareholder approval also required for certain other dilutive and related party equity issuances.	Swiss law does not require shareholder approval of equity compensation plans or such other share issuances although does require approval by the general meeting of shareholders for the creation or increase of authorized or conditional capital both of which can be used to issue shares in connection with equity compensation plans.	We have not and do not intend to submit for shareholder approval any equity-compensation plans or the other dilutive and related party equity issuances covered by NYSE rules.

Item 16H. Mine safety disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III
Item 17. Financial statements

Not applicable.

Item 18. Financial statements

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19. Exhibits

Exhibit	Description	Schedule / Form	File Number	Exhibit	File Date

1.1	Articles of association of Global Blue Group Holding AG, dated as of June 13, 2022 (incorporated by reference)	Form 6-K	001-39477	3.1	June 15, 2022

1.2	Amended Organizational Regulations, dated June 13, 2022 (incorporated by reference)	Form 6-K	001-39477	10.4	June 15, 2022

2.1	Specimen ordinary share certificate of Global Blue Group Holding AG (incorporated by reference to the Registration Statement)	Form F-4/A	333- 236581	4.1	June 19, 2020

2.2	Specimen warrant certificate of Global Blue Group Holding AG (incorporated by reference to the Registration Statement)	Form F-4/A	333- 236581	4.2	June 19, 2020

2.3	Warrant Agreement, dated June 11, 2018, by and between Far Point Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to the Current Report of Far Point Acquisition Corporation)	Form 8-K	001-38521	4.1	June 15, 2018

2.4	Warrant Assumption Agreement, dated August 28, 2020, by and among Far Point Acquisition Corporation, Global Blue Holding AG and Continental Stock Transfer & Trust Company, as Warrant agent (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	2.4	September 3, 2020

2.5*	Description of Securities

4.1	Merger Agreement, dated January 16, 2020, by and among Far Point Acquisition Corporation, SL Globetrotter, L.P., Global Blue Group Holding AG, Global Blue US Holdco LLC, Global Blue US Merger Sub Inc., Global Blue Holding L.P., Global Blue Group AG, Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative, solely for purposes of Sections 2.20 and 8.01 thereof, Far Point LLC and Jacques Stern, solely in his capacity as the Management Representative (incorporated by reference to the Current Report of Far Point Acquisition Corporation)	Form 8-K/A	001-38521	2.1	January 21, 2020

4.2
Relationship Agreement, dated September 7, 2020, between Global Blue Group Holding AG, SL Globetrotter, L.P. and Antfin (Hong Kong) Holding Limited (incorporated by reference as filed by Global Blue Holding L.P., SL Globetrotter, L.P., SL Globetrotter GP, Ltd., Silver Lake Technology Associates III Cayman, L.P., and Silver Lake (Offshore) AIV GP III, Ltd.)
		Schedule 13D	005-91658	B	September 8, 2020

4.3	Shareholders Agreement, dated August 28, 2020, by and among Global Blue Holding L.P., SL Globetrotter, L.P., Thomas W. Farley and certain members of management of Global Blue Group Holding AG (incorporated by reference to the Report of the Foreign Private Issuer)	Form 6-K	001-39477	10.1	August 31, 2020

4.4	Management Shareholders Agreement Deed of Amendment, dated August 26, 2020, by and among Global Blue Holding L.P., Jacques Stern in his capacity as Management Representative, Global Blue Group Holding AG, SL Globetrotter, L.P. and Estera Trust (Jersey) Limited in its capacity as trustee of the Global Blue Equity Plan Employee Trust (incorporated by reference)	Form 6-K	001-39477	10.3	August 31, 2020

4.5*
Amendment and Restatement Deed relating to the Management Shareholders Agreement, dated February 24, 2022, by and among Global Blue Holding L.P., Jacques Stern in his capacity as Management Representative, Global Blue Group Holding AG, and SL Globetrotter, L.P.

4.6	Conversion Agreement, dated August 28, 2020, by and among Global Blue Group Holding AG, Global Blue Holding LP, SL Globetrotter, L.P. and the several persons whose names and addresses are set out in each of his/her respective joinder agreements in a form substantively the same as that set out in Schedule 1 thereto (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.7	September 3, 2020

4.7	Registration Rights Agreement, dated August 28, 2020, by and among Global Blue Group Holding AG, certain affiliates of Third Point LLC, SL Globetrotter, L.P., Global Blue Holding L.P. and certain other holders listed therein (incorporated by reference)	Form 6-K	001-39477	10.2	August 31, 2020

4.8	Registration Rights Agreement Amendment, dated June 13, 2022, by and between Global Blue Holding AG, SL Globetrotter, L.P. and Global Blue Holdings L.P. (incorporated by reference)	Form 6-K	001-39477	10.3	June 15, 2022

4.9
Waiver Letter, dated July 13, 2020, from SL Globetrotter, L.P. to Far Point Acquisition Corporation (incorporated by reference as filed by SL Globetrotter, L.P., SL Globetrotter GP, Ltd., Silver Lake Technology Associates III Cayman, L.P., and Silver Lake (Offshore) AIV GP III, Ltd.)
		Amendment No. 1 to Schedule 13D	005-90520	I	July 14, 2020

4.10
Commitment Letter, dated July 13, 2020, from certain Seller Parties to Global Blue Group Holding AG, including form of Loan Agreement among certain Seller Parties and Global Blue Group Holding AG (incorporated by reference as filed by SL Globetrotter, L.P., SL Globetrotter GP, Ltd., Silver Lake Technology Associates III Cayman, L.P., and Silver Lake (Offshore) AIV GP III, Ltd.)
		Amendment No. 1 to Schedule 13D	005-90520	J	July 14, 2020

4.11	Loan Indemnity Letter, dated September 30, 2020, by and among Global Blue Holding L.P., SL Globetrotter, L.P. and Global Blue Group Holding AG (incorporated by reference)	Form F-1/A	333-248927	10.9	October 6, 2020

4.12	Amendment, effective November 22, 2021, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (incorporated by reference)	Form 6-K	001-39477	4.1	November 23, 2022

4.13	Letter Amendment, effective March 29, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders	Form 6-K	001-39477	10.1	March 30, 2022

4.14*
Letter Amendment, effective June 28, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders

4.15	Conformed copy of Second Amended IPO Facilities Agreement, dated as of October 25, 2019 as amended by an amendment letter dated January 14, 2020, by and among Global Blue Group AG and the banks named therein (incorporated by reference)	Form F-4/A	333-236581	10.14	June 19, 2020

4.16	Waiver Letter, dated as of February 3, 2021, between, among others, Global Blue Group Holding AG and RBC Europe Limited as agent (incorporated by reference)	Form F-1	333-254630	10.14	March 23, 2021

4.17	Employment Agreement, dated as of August 31, 2020, between Jacques Stern and Global Blue SA (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.11	September 3, 2020

4.18*	Deed of Amendment to Employment Agreement, dated February 24, 2022, between Jacques Stern and Global Blue SA

4.19	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Meurice (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.5	September 3, 2020

4.20	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Strutz (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.6	September 3, 2020

4.21	Investment Agreement, dated May 5, 2022, by and between Global Blue Group Holding AG and CK Opportunities Fund I, LP. (incorporated by reference)	Form 6-K	001-39477	10.1	May 6, 2022

4.22	Conversion Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l. (incorporated by reference)	Form 6-K	001-39477	10.1	June 15, 2022

4.23	Registration Rights Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l. (incorporated by reference)	Form 6-K	001-39477	10.2	June 15, 2022

8.1*	List of significant subsidiaries of the Company

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed or furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                GLOBAL BLUE GROUP HOLDING AG

Date: June 29, 2022

By:
/s/ Jacques Stern
Jacques Stern
Chief Executive Officer

By:
/s/ Roxane Dufour
Roxane Dufour
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Blue Group Holding AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Global Blue Group Holding AG and its subsidiaries (the “Company”) as of March 31, 2022, 2021 and 2020, and the related consolidated income statements, consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended March 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
June 29, 2022

We have served as the Company's or its predecessors’ auditor since 2010.

Consolidated IFRS Financial Statements

GLOBAL BLUE GROUP HOLDING AG

FY 2021 - 2022

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of March 31
(EUR thousand)	Notes	2022	2021	2020
ASSETS
Non-current assets
Property, plant and equipment	15	27,758	37,904	51,355
Intangible assets	16	584,026	625,379	631,002
Deferred tax assets	28	36,503	30,592	12,349
Investments in joint ventures and associates	39	2,650	2,744	2,892
Other investments	39	3,881	753	3
Other non-current financial assets	17	12,706	12,516	15,170
		667,524	709,888	712,771
Current assets
Trade receivables	19	100,469	31,324	141,306
Other current receivables	20	25,834	31,468	34,502
Income tax receivables		2,277	318	1,573
Prepaid expenses	21	5,636	5,371	7,919
Cash and cash equivalents	22	51,690	182,783	226,139
		185,906	251,264	411,439
Total assets		853,430	961,152	1,124,210
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	23	1,907	1,916	341
Share premium	23	1,634,469	1,633,735	391,856
Other equity	23	(10,179)	(10,123)	—
Other reserves		(968,793)	(979,205)	(11,881)
Accumulated losses		(848,929)	(753,692)	(317,195)
		(191,525)	(107,369)	63,121
Non-controlling interests	24	5,732	6,779	8,376
Total equity		(185,793)	(100,590)	71,497
Liabilities
Non-current liabilities
Non-convertible equity certificates	25	—	—	4,891
Loans and borrowings	26	722,554	720,745	624,595
Other non-current financial liabilities	27	29,705	29,471	29,753
Deferred tax liabilities	28	10,105	19,582	34,564
Post-employment benefits	29	4,677	7,556	7,962
Provisions for other liabilities and charges	30	2,313	2,202	2,235
		769,354	779,556	704,000
Current liabilities
Trade payables	31	166,103	147,477	237,319
Other current liabilities	32	38,048	44,193	45,236
Accrued liabilities	33	33,078	37,066	41,833
Income tax liabilities		19,913	22,360	23,244
Loans and borrowings	26	676	111	1,081
Warrant liabilities	41	12,051	30,979	—
		269,869	282,186	348,713
Total liabilities		1,039,223	1,061,742	1,052,713
Total equity and liabilities		853,430	961,152	1,124,210
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

		For the financial year ended March 31
(EUR thousand)	Notes	2022	2021	2020
Total revenue	6	125,948	44,696	420,400
Operating expenses	7	(209,825)	(486,094)	(379,201)
Operating (Loss) / Profit		(83,877)	(441,398)	41,199
Finance income	11	1,176	2,466	5,309
Finance costs	11	(25,794)	(26,430)	(37,158)
Net finance costs	11	(24,618)	(23,964)	(31,849)
(Loss) / Profit before tax		(108,495)	(465,362)	9,350
Income tax benefit / (expense)	12	13,802	30,977	(7,681)
(Loss) / Profit for the year		(94,693)	(434,385)	1,669
(Loss) / Profit attributable to:
Owners of the parent		(95,235)	(432,972)	(3,532)
Non-controlling interests		542	(1,413)	5,201
(Loss) / Profit for the year		(94,693)	(434,385)	1,669

Basic and diluted loss per ordinary share	13	(0.48)	(2.35)	(0.02)
Basic and diluted loss per preference share	13	(0.48)	(1.67)	—
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the financial year ended March 31
(EUR thousand)	Notes	2022	2021	2020
(Loss) / Profit for the year		(94,693)	(434,385)	1,669
Other comprehensive income / (loss)
Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	29	3,826	52	(2,162)
Income tax effect	12	(570)	108	307
		3,256	160	(1,855)
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences		2,536	4,120	(9,168)
		2,536	4,120	(9,168)
Other comprehensive income / (loss) for the year, net of tax		5,792	4,280	(11,023)
Total comprehensive loss for the year		(88,901)	(430,105)	(9,354)
Attributable to:
Owners of the parent		(88,611)	(428,044)	(14,237)
Non-controlling interest		(290)	(2,061)	4,883
Total comprehensive loss for the year		(88,901)	(430,105)	(9,354)
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the financial year ended March 31
(EUR thousand)	Notes	2022	2021	2020
(Loss) / Profit before tax		(108,495)	(465,362)	9,350
Depreciation and amortization	9	87,900	116,318	113,581
Net financial costs	11	24,618	23,964	31,849
Other non-cash items	34	(17,585)	18,480	2,939
Capital reorganization non-cash items	10	—	199,502	—
Net other financial costs	34	(1,804)	(2,305)	(4,772)
Income tax paid		(3,495)	(5,482)	(28,100)
Interest paid		(21,070)	(18,552)	(24,567)
Changes in working capital	35	(47,067)	19,843	88,980
Capital reorganization cash items	10	—	10,448	—
= Net cash from / (used in) operating activities (A)		(86,998)	(103,146)	189,260
Proceeds from sale of property, plant and equipment	15	5	—	—
Purchase of tangible assets		(2,259)	(1,487)	(5,550)
Purchase of intangible assets	16	(1,748)	(3,069)	(7,465)
Payments for capitalized intangible assets	16	(17,094)	(16,670)	(24,716)
Acquisition of subsidiaries net of cash acquired	36	(2,992)	(52,526)	—
Acquisitions of non-current financial assets		(7,637)	(1,016)	(7,856)
Proceeds from non-current financial assets	17	688	2,169	2,867
= Net cash used in investing activities (B)		(31,037)	(72,599)	(42,720)
Proceeds from issuance of share capital	23	—	58,721	—
Acquisition of shares and NC-PECs issued by subsidiaries		—	—	(2,096)
Acquisition of treasury shares	23	(10)	—	—
Payment for exercise of GB's leaver call option	27	(359)	—	—
Proceeds from loans and borrowings	26	—	630,000	—
Repayment of loans and borrowings	26	—	(630,000)	—
Financing fee	26	—	(8,417)	—
Principal elements of lease payments	14	(13,375)	(15,031)	(15,266)
Proceeds from revolving credit facilities	26	—	177,991	—
Repayment of revolving credit facilities	26	—	(78,996)	—
Dividends paid to non-controlling interests	24	(623)	(155)	(4,846)
= Net cash from / (used in) in financing activities (C)		(14,367)	134,113	(22,208)
Net foreign exchange difference (D)		578	(840)	(1,198)
= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		(131,824)	(42,472)	123,134
Cash and cash equivalents at beginning of year	22	182,783	226,139	104,072
Cash and cash equivalents at end of year	22	51,690	182,783	226,139
Net change in bank overdraft facilities		731	(884)	(1,067)
= NET CHANGE IN CASH AND CASH EQUIVALENTS		(131,824)	(42,472)	123,134
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the financial year ended March 31, 2022
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2021		1,798	118	1,537,425	96,310	(8,877)	(1,246)	43,871	(1,006,208)	(14,707)	(2,161)	(753,692)	(107,369)	6,779	(100,590)
Loss for the year		—	—	—	—	—	—	—	—	—	—	(95,235)	(95,235)	542	(94,693)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	3,377	3,247	—	6,624	(832)	5,792
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	3,377	3,247	(95,235)	(88,611)	(290)	(88,901)
Issuance of share capital Global Blue Group Holding A.G.		46	—	—	—	—	—	—	—	—	—	—	46	—	46
Employee share schemes	25	—	—	—	—	—	—	4,471	—	—	—	—	4,471	—	4,471
Conversion of shares		—	—	—	—	(366)	366	—	—	—	—	—	—	—	—
Acquisition of treasury shares		—	—	—	—	(55)	(2)	—	—	—	—	—	(57)	—	(57)
Cancellation of shares		—	(54)	—	54	—	—	—	—	—	—	—	—	—	—
Vested RSA shares	23	—	—	680	—	1	—	(681)	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(623)	(623)
Total contribution and distribution		46	(54)	680	54	(420)	364	3,790	—	—	—	—	4,460	(623)	3,837
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(134)	(134)
Other transactions		—	(1)	—	—	—	—	—	(2)	—	—	(2)	(5)	—	(5)
Total change in ownership interest		—	(1)	—	—	—	—	—	(2)	—	—	(2)	(5)	(134)	(139)
Balance as of March 31, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	47,661	(1,006,210)	(11,330)	1,086	(848,929)	(191,525)	5,732	(185,793)

For the financial year ended March 31, 2021
		Share capital		Share premium		Other equity		Other reserves
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2020		341	—	391,856	—	—	—	—	9,915	(19,470)	(2,326)	(317,195)	63,121	8,376	71,497
Loss for the year		—	—	—	—	—	—	—	—	—	—	(432,972)	(432,972)	(1,413)	(434,385)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	4,763	165	—	4,928	(648)	4,280
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	4,763	165	(432,972)	(428,044)	(2,061)	(430,105)
Issuance of share capital Global Blue Group Holding A.G.		1,302	184	1,181,450	166,969	—	—	—	(1,495,526)	—	—	—	(145,621)	—	(145,621)
Acquisition of treasury shares Estera Trust Ltd.		—	—	—	—	(8,812)	(1,246)	—	10,058	—	—	—	—	—	—
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.		(41)	(6)	(37,508)	(5,301)	—	—	—	42,856	—	—	—	—	—	—
Exchange of Global Blue management loan notes into shares		(299)	(42)	(343,335)	(48,521)	—	—	—	464,162	—	—	—	71,965	—	71,965
Effects of the capital reorganization		962	136	800,607	113,147	(8,812)	(1,246)	—	(978,450)	—	—	—	(73,656)	—	(73,656)
Issuance of share capital Global Blue Group Holding A.G.		181	—	58,800	—	—	—	—	—	—	—	(1,194)	57,787	—	57,787
Conversion of preference shares into ordinary shares		55	(55)	50,045	(50,045)	—	—	—	—	—	—	—	—	—	—
Exercises of warrants		1	—	1,139	—	—	—	—	—	—	—	—	1,140	—	1,140
Issuance of share capital as consideration for the merger with FPAC		258	37	234,978	33,208	—	—	—	—	—	—	—	268,481	—	268,481
Employee share schemes	25	—	—	—	—	—	—	1,239	—	—	—	—	1,239	—	1,239

Conversion of shares into equity settled plan	25	—	—	—	—	—	—	42,632	—	—	—	—	42,632	—	42,632
Equity award issuance costs		—	—	—	—	—	—	—	115,113	—	—	—	115,113	—	115,113
Shares bought back by Global Blue Group A.G.		—	—	—	—	—	—	—	(152,787)	—	—	—	(152,787)	—	(152,787)
Acquisition of treasury shares Global Blue Group II GmbH		—	—	—	—	(65)	—	—	—	—	—	—	(65)	—	(65)
Dividends		—	—	—	—	—	—	—	—			—	—	(155)	(155)
Total contribution by and distribution to owners of the parent, recognized directly in Equity		495	(18)	344,962	(16,837)	(65)	—	43,871	(37,674)	—	—	(1,194)	333,540	(155)	333,385
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	(607)	(607)	619	12
Other transactions		—	—	—	—	—	—	—	1	—	—	(1,724)	(1,723)	—	(1,723)
Total transactions with owners of the parent, recognized directly in Equity		—	—	—	—	—	—	—	1	—	—	(2,331)	(2,330)	619	(1,711)
Balance as of March 31, 2021		1,798	118	1,537,425	96,310	(8,877)	(1,246)	43,871	(1,006,208)	(14,707)	(2,161)	(753,692)	(107,369)	6,779	(100,590)

For the financial year ended March 31, 2020
(EUR thousand)	Notes	Issued capital ordinary shares	Share premium ordinary shares	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2019		341	391,856	9,890	(10,572)	(519)	(312,455)	78,541	8,426	86,967
Profit/(loss) for the year		—	—	—	—	—	(3,532)	(3,532)	5,201	1,669
Other comprehensive income/(loss)		—	—	—	(8,898)	(1,807)	—	(10,705)	(318)	(11,023)
Total comprehensive income / (loss)		—	—	—	(8,898)	(1,807)	(3,532)	(14,237)	4,883	(9,354)
Dividends		—	—	—	—	—	(64)	(64)	(4,846)	(4,910)
Total contribution by and distribution to owners of the parent, recognized directly in Equity		—	—	—	—	—	(64)	(64)	(4,846)	(4,910)
Decrease in scope of consolidation		—	—	—	—	—	16	16	—	16
Capital increase		—	—	—	—	—	(2)	(2)	—	(2)
FX effect of the acquisition to be cancelled		—	—	—	—	—	—	—	(16)	(16)
Restatement to hyperinflation (1)		—	—	—	—	—	(959)	(959)	—	(959)
Other transactions		—	—	25	—	—	(199)	(174)	(71)	(245)
Total transactions with owners of the parent, recognized directly in Equity		—	—	25	—	—	(1,144)	(1,119)	(87)	(1,206)
Balance as of March 31, 2020		341	391,856	9,915	(19,470)	(2,326)	(317,195)	63,121	8,376	71,497
(1) The effect of EUR(1.0) million in the line “Restatement to hyperinflation” is a result of the hyperinflation in Argentina.
The accompanying notes are an integral part of these audited consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    Corporate information

Global Blue Group Holding AG (‘the Company’) and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. The Group has operating subsidiaries around the world.
On August 28, 2020 Global Blue became a publicly traded company on the New York Stock Exchange through a merger with Far Point Acquisition Corporation (NYSE: FPAC), a special purpose acquisition company co-sponsored by the institutional asset manager Third Point LLC and former NYSE President Thomas W. Farley. The company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company is a partnership limited by shares incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. is the ultimate parent and controlling party, of the Group.
These annual consolidated financial statements for the year ended March 31, 2022 were authorized for issue by the Directors of the Company on June 28, 2022.
The consolidated financial statements of Global Blue Group Holding AG have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are presented in thousands of Euros (EURk).
The principal activities of the Group are described in Note 2.

NOTE 2    General information about the business

Product offering
The Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Group offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and complementary retail tech solutions (“CRTS”). At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.
Tax Free Shopping Solutions
Tax Free Shopping Solutions (TFSS) is the Group´s principal service. TFSS is value added tax (VAT) refund service, allowing eligible shoppers to reclaim VAT on goods purchased outside of their home country. Merchants benefit from TFSS through increased sales and greater customer satisfaction from their foreign customers.
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

Added-Value Payment Solutions
The Group offers AVPS through two brands: Dynamic Currency Choice (DCC) and Currency Select (CS).
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
Global Blue provides the currency conversion service for POS, eCommerce Return Solutions, DCC and DCC at ATMs, as well as Multi-Currency Processing (MCP) for online retailers.
Complementary Retail Tech Solutions
Complementary Retail Tech Solutions (CRTS) comprises of ZigZag and the newly-acquired Yocuda.
With ZigZag, the Group offers a leading technology platform that fully digitalizes the eCommerce returns experience, and enhances the process for both retailers and consumers:
•Retailers can manage their worldwide returns and exchanges in a more profitable way, with reduced logistical costs, minimal consumer queries and by allowing the exchange instead of return of goods.
•Consumers can enjoy an improved experience as the paper-based "label in a box" process is replaced with an online portal that offers a more extensive range of return or exchange options.
With Yocuda, Global Blue also offers retailers the opportunity to send digital receipts to their customers; retailers can:
•Capture customer data and increase consumer opt-in to grow CRM database.
•Drive sales and post purchase engagement.
•Reduce operational costs and support environmental transformation.
For more details, please refer to Note 36.

Significant changes in current reporting period
Information about business combinations
On September 6, 2021, the Group purchased an additional 45.9% stake in Yocuda, a leading digital receipt provider based in the United Kingdom. This resulted in an increase in its existing shareholding from 10.4% to 56.3% and obtaining control. Please refer to Note 36 for details.
Information about the business
During the the financial year, there have been no changes in the list of countries in which the Group operates but the Group has increased the number of legal units as a direct consequence of new acquisitions.

COVID-19
The transaction volumes during the financial year for the TFSS and AVPS business have been heavily impacted by COVID-19. Please refer to Note 43 for details.
Impact of Russia’s invasion of Ukraine
The Russian government’s invasion of Ukraine has led to sanctions regulations imposed by various countries, has placed restrictions on flights to Russia from certain countries, a ban on the usage of Visa / Mastercard / Amex credit cards in Russia and a prohibition on certain luxury and retail goods being sold by EU-based merchants that are exported to be used in Russia.
Global Blue’s direct exposure to both Russia and Ukraine is limited to its Russian TFSS subsidiary, together with a joint venture partner who owns 49% of the business, and Russian and Ukrainian residents shopping internationally and claiming VAT refunds outside of Russia.
The above factors have led to a material decrease in the Revenues of Global Blue’s Russian business, albeit from the Group’s consolidated perspective, this has a limited impact on Global Blue’s revenues. During the financial year ended March 31, 2020, the Russian TFSS subsidiary’s Revenue represented less than 1% of the Group. For the period ended March 31, 2022 revenue from Russian resident travelers, and Ukrainian-origin travelers was immaterial.

NOTE 3    Significant accounting policies
Basis of preparation
The comparative balances presented for the financial year ended March 31, 2020 in these financial statements are those of Global Blue Group AG, the previous parent of the group, prior to the reorganization conducted as part of the merger and subsequent listing.
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
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.
Going concern
The Group believes that it will be able to meet all of its obligations as they fall due for at least 12 months after the date of issuance of these financial statements, hence, these consolidated financial statements have been prepared on a going-concern basis.
Up to the financial year ended March 31, 2022, the Group has financed its cash requirements primarily from the Senior debt facility. On May 5, 2022, subsequent to the end of the reporting period, the Group entered into an investment agreement resulting in the receipt of aggregate gross proceeds of USD225.0 million (EUR215.2 million) on June 14, 2022 (see Note 44). In addition, based on the Group’s current assessment, and in line with the Group’s continued recovery from the COVID-19 virus impact (see Note 43), the Group does not expect any material adverse impact on its long-term development timeline or its liquidity and its ability to comply with the covenant discussed in Note 26 or ability to remain a going concern.
Basis of consolidation
The consolidated financial statements comprise the financial statements of Global Blue Group Holding AG and its subsidiaries as of March 31, 2022, 2021 and 2020.
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
Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized gains/losses are also eliminated. Accounting policies of subsidiaries are consistent with the policies adopted and selected by the Group.
Transactions with non-controlling interests
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. For purchases from non-controlling interests, the difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gain or losses on disposals to non-controlling interests are also recorded in equity.
When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in the income statement. This fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to the income statement.
Investment in joint ventures and associates
The Group applies IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor. A joint venture is a type of joint arrangement whereby the parties, with joint control of the arrangement, have the rights to the net assets of the joint venture. The Group exercises joint control over a joint arrangement when decisions relating to the relevant activities of the arrangement require the unanimous consent of the Group and the other parties with whom control is shared.
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
Changes in accounting policies
Changes in accounting policies in the financial year ended March 31, 2022
The following amendments to existing standards became effective in the current period, with either no or no material impact on the Group:
•Amendments to IFRS 9, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark (IBOR) Reform (Phase 2)
•Amendments to IFRS 16 Leases - Covid-19 related rent concessions beyond June 30, 2021
Standards and amended standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below:
•Amendments to IFRS 3 Business Combinations, IAS 16 Property, Plant and Equipment, and IAS 37 Provisions, Contingent Liabilities, Contingent Assets Onerous Contracts – Cost of Fulfilling a Contract
•Annual Improvements to IFRS 2018-2020 Cycle
•Amendment to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current
•Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates
•Amendments to IAS 12 Income Taxes: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction
•IFRS 17: Insurance Contracts
•Amendments to IFRS 17 ‘Insurance Contracts’, Initial application of IFRS 17 and IFRS 9 – comparative information
The Group has not adopted any of the above standards, interpretations or amendments that have been issued but are not yet effective. Such standards are not currently expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

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
Payment and AVPS services
In a Dynamic Currency Choice transaction, a traveler pays for goods or services in their preferred currency, which is fixed at the time of the transaction and at which point the Group earns a commission for the foreign exchange spread for the service, from which fees are paid to both the participating merchant and the acquiring bank.
As the Group is acting only as an agent, revenue is recorded net in the consolidated income statement at the time of the transaction (i.e. at a point in time). The revenue recognized, consists of the total AVPS commission earned from the traveler (i.e. gross commission) less the amount of commissions paid to participating merchants and acquiring banks.
Global Blue provides other services to merchants (provision of electronic payment switching services and provision of multi-currency conversion services), for which revenue is recognized from the transfer of such services over time, as the nature of these activities means that the Group’s customers simultaneously receive and consume the benefits provided by the Group as the Group performs its obligation.
Other minor services to merchants (e.g. tax audit support to the merchant customers) represent an insignificant part of the Group’s activities, and have therefore not been separately considered for IFRS 15 purposes.
CRTS services
Global Blue offers the retailers Complementary Retail Tech Solutions that can be easily integrated with their core systems, allowing them to optimize and digitalize their processes throughout the omni-channel customer journey i.e. in-store and online.
In order to address the e-commerce orders returns, Global Blue’s technology platform provides a profitability solution to retailers by reducing logistical costs via consolidation, local market resale, and inbound consumer queries, as well as by allowing exchanges versus simply return of goods. The revenue is recognized when the service is rendered (point in time), and consists of fees earned per return and on carrier costs.
With some countries introducing mandatory e-invoicing and following the latest paperless sustainable practices, Global Blue’s innovative digital solution allows retailers to send content-rich, personalized digital receipts to consumers, whilst capturing data that allows for customer insight, management, and engagement. Its technology can also be linked to brand-loyalty programs. The revenue is recognized when the service is rendered (point in time), and consists of a service fee charged to merchants.
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
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee (ExCom). For details on the Group’s segments refer to Note 6.
Operating expenses
Amortization of intangible assets acquired through business combinations
Represents the amortization of the assets recognized in the process of the purchase price allocation during an acquisition. The majority of this amortization relates to the 2012 acquisition of Global Blue by Silver Lake and Partners Group (see below).
Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance. These are detailed in Note 10 and include business restructuring expenses, corporate restructuring expenses, monitoring and directors’ fees, impairment expense, gains and losses on disposals of fixed assets, share-based payments, changes in fair value of warrants, and other exceptional items.

Finance Income / Costs
Finance income comprises of interest received on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in the income statement. Interest income is recognized in the income statement by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that subsequently become credit‐impaired. For credit‐impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset.
Finance costs consist of interest payable on borrowings, calculated using the effective interest rate method and interest payable on lease liabilities using the incremental borrowing rates.
Grants
A government grant is recognized in the income statement when there is reasonable assurance that both:
(a)the Group will comply with any conditions attached to the grant, and
(b)the grant will be received in accordance with IAS 20.
Government grants relating to costs are recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.
Grants received are recognized within Operating Expenses as an offset to the associated costs.
Government grants relating to assets are deducted from the carrying amount of the assets and recognized in the income statement over the life of the asset as reduced depreciation or amortization expense.
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
On consolidation, exchange differences arising from the translation of the net investment in foreign operations and of borrowings, are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the income statement as part of the gain or loss on sale.
Goodwill arising on acquisition of a foreign operation and any fair value adjustment arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
Property, plant and equipment
Property, plant and equipment, are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment consists of the purchase price and any costs directly attributable to bringing the asset into use. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial year in which they are incurred.
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
Gains and losses on disposals are calculated by comparing proceeds with carrying amount and are included as appropriate in "Exceptional items" in the Operating expenses.
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
Costs associated with maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group that will generate probable economic benefits beyond one year, are recognized as intangible assets. Costs include the software development employee costs, costs of material and services used, legal fees and directly attributable overheads. Computer software development costs recognized as an intangible asset amortized over their useful economic life of 3-5 years.
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
(b) Financial assets at fair value through other comprehensive income
For other investment not classified as held for trading, the Group can make an irrevocable election to present subsequent changes in the fair value in other comprehensive income.
(c) Financial assets at amortized cost
Financial assets at amortized cost are held in order to collect contractual cash flows paid on specified dates, which solely consist of payment of principal and interest on the principal amount outstanding. These assets are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The Group’s Financial assets at amortized cost consist of trade receivables, other current receivables and cash and cash equivalents in the consolidated statement of financial position.
Other investments
Other investments are equity investments that are not classified as investments in joint ventures nor as investments in subsidiaries.
Other investments are recognized at fair value on the date of the transaction and are subsequently remeasured at fair value. Gains and losses arising from the changes in fair value are recognized in the income statement or in other comprehensive income on an instrument by instrument basis depending on the election made on initial recognition. There is no subsequent reclassification of fair value gains and losses to the income statement following the derecognition of the investment. Dividends from other investments are recognized in the income statement.
From the current financial year, other investments are shown on a separate line of the face of the consolidated statement of financial position. The prior year balances have been changed accordingly to align with the current year presentation.
Trade receivables
Trade receivables are amounts due from merchants and tax authorities for merchandise sold or services performed in the ordinary course of the TFSS and Intelligence and Marketing services. The majority of amounts accounted as trade receivables are related to invoices and accruals for processed TFSS transactions as well as early refunds to tourists and refund agents. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provisions for impairments. A provision for impairment of a trade receivable is established based on the expected credit loss model. The Group applies the IFRS 9 simplified approach to measuring the expected credit loss, which uses a lifetime expected loss allowance. To measure the expected credit loss, trade receivables have been grouped by months past due.
The expected credit loss rates are based on the payment profiles of customers over a 12 month period before March 31, 2022, April 1, 2021 and April 1, 2020 respectively and the corresponding historical credit losses over the analyzed period. The historical credit losses are adjusted in order to reflect the current and forward-looking information on macroeconomic factors affecting the ability of customers to settle the receivables.
Even though one of the potential consequences of COVID-19 pandemic could have been that merchants or customs and tax authorities could potentially fail or refuse to pay Global Blue, thus potentially negatively impacting Global Blue’s business and results of operations, resulting in an increase in Trade receivables past due for more than 3 months, there has not been any material increase in trade receivables past due for more than 3 months since March 2020. In addition, Global Blue only pays the revenue share or commission to merchants after having collected the receivables, thereby reducing the net exposure. Thus, the Group concluded that there is no significant difference between the historical loss rates and the expected credit loss rates. Further details in relation to the COVID-19 pandemic are included in Note 43.
The Group applies the following expected loss rates for the financial year ended March 31:

Days past due	2022	2021	2020
0 – 3 months	0%	0%	0%
3 – 6 months	25%	25%	25%
6 – 9 months	50%	50%	50%
9 – 12 months	75%	75%	75%
>12 months	100%	100%	100%
The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.
Other current receivables
Other current receivables primarily consist of amounts due from customers performed in the ordinary course of the Payments & AVPS business, from input VAT unrelated to the TFSS refunding activities, DCC receivables, advances and deposits, tax receivable and receivables related to government grants.
Prepaid expenses
As a result of IFRS 15, a limited set of payments and contracts with customers are being treated as a discount, for the portion related to the current financial year, and a prepaid expense for the remaining amount. The prepaid expense is recorded under the name “Contracts with customers” in the financial statement (refer to Note 21). The Group applies the IFRS 9 simplified approach to measuring the expected credit losses from contract assets, which uses the lifetime expected loss allowance model.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks and other short term highly liquid investments with original maturities of three months or less. Drawn bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.
Share capital
Share capital consists of ordinary shares, preference shares, warrants and treasury shares.
Preference shares
The Group accounts for preference shares under IAS32.

To determine the appropriate accounting treatment under IAS32, the Group reviews the term and conditions of the preference shares to conclude whether the preference shares have the characteristics of:
•a financial liability – when the preference shares pay a fixed rate or dividend and / or have a mandatory redemption feature at a future date, then the substance is that they are contractual obligation to deliver cash, and they are recognized as a liability;
•an equity instrument – when the preference shares do not have a fixed maturity and the issuer does not have a contractual obligation to make any payment.
Treasury shares
The Group accounts for treasury shares under IAS32.
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
The incremental costs that are directly attributable to the issuing or buying back treasury shares are recognized as a deduction from equity.
The remaining costs (e.g. general administrative costs) are expensed as incurred.
Financial liabilities
The Group classifies its financial liabilities in the following categories: “at fair value through profit and loss” or “other financial liabilities at amortized cost”, as appropriate.
All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, less directly attributable transaction costs.
The Group's financial liabilities include trade payables, other current liabilities, accrued liabilities, bank overdrafts, interests bearing loans and borrowings, other non-current liabilities and derivative financial instruments.
(a) Financial instruments at fair value through profit and loss
Financial liabilities at fair value through profit and loss comprise of financial instruments held for trading, put options from acquisitions and warrants.
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
Such derivative financial instruments were initially recognized at fair value on the date on which the merger was consummated and are subsequently remeasured at fair value through profit or loss. The warrants expire on August 31, 2025 (the fifth anniversary of the closing) or earlier upon redemption or liquidation in accordance with their terms.
Other derivative instruments (such as the put options from the acquisitions) are recognized at fair value on the date of the transaction and are subsequently remeasured at fair value through profit and loss.

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
Equity settled share based payments
All share based payments in place as of March 31, 2022 qualify as equity settled share based payments in accordance with IFRS 2. As mentioned in Note 25 as part of Global Blue´s Management Incentive Plan some employees were granted restricted stock awards (“RSAs”) and/or share options.
The fair value of the employee share option plans (“SOP”) and RSAs is recognized as an operating expense with a corresponding increase in equity. The fair value is determined at the grant date and the total expense is recognized over the vesting period. At the end of each reporting period, the Group revises its estimates of the number of options/shares which are expected to vest based on the non-market vesting and service conditions. The impact is recognized in the income statement with the corresponding adjustment in equity.
At vesting, the difference between the fair value of the shares recognized in the share-based payment reserve and the nominal value of the shares, is transferred from the equity-settled shared based payment other reserve to the share premium of ordinary shares.

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
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable income. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.
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
Other current liabilities
The expected duration of other liabilities is short, and the values are therefore recognized at nominal value without discounting. Other liabilities primarily consist of current lease liabilities, accounts payables which are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers, VAT not related to the TFSS refunding activities and personnel-related taxes.
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
To minimize the impact of potential adverse effects of market volatility on financial performance, the Group hedges certain market risks via derivative contracts with banks. The Group manages financial risks through its central treasury department in compliance with policies approved by the board of directors.
(a)Market risk
i)Foreign exchange risk
The Euro is the presentation currency of the Group and functional currency of the Company , and due to the international footprint of its TFSS, AVPS, and CRTS businesses, the Group is exposed to foreign exchange risks.
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
At March 31, 2022, if currency rates on the major currencies had been 2% higher/lower and with all other variables held constant, profit before tax for the year would have been EUR0.7 million (EUR0.1 million for the financial year ended March 31, 2021, EUR0.1 million for the financial year ended March 31, 2020) lower/higher.
ii)Interest rate risk
The Group's interest rate risk arises from the external senior debt structured at floating rates, accompanied by an interest rate floor. A significant increase in interest rates may affect the funding cost of the Group.
If the market interest rate would have been 1% higher/lower and, with all other variables held constant, profit before tax for the year would have been EUR3.1 million (EUR2.8 million for the financial year ended March 31, 2021, EUR3.6 million for the financial year ended March 31, 2020) lower as a result of an increase in the borrowing cost of the external senior debt.
(b)Credit risk
Counterparty credit risk is managed at Group level, except for credit risk relating to accounts receivable balances. Each operating entity is responsible for managing and analyzing the credit risk for new clients before standard payment terms and conditions are offered.
Credit risk towards banks arises from cash and cash equivalents, derivative financial instruments and deposits held with these business partners. The credit risk towards banks is managed by Group treasury in compliance with the Group's policies that define the corporate instructions in relation to managing counterparty limits. As such, investments of surplus funds can only be done with approved counterparties and any new counterparties are to be confirmed by the CFO of the Group before any cash deposits or financial transactions can be executed with them.
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
As disclosed in Note 19, as of March 31, 2022, 88.0% (as of March 31, 2021 79.1%, as of March 31, 2020 62.7% ) of total trade receivables are not yet due.
An impairment analysis is performed at each reporting date on an individual customer basis.
There are no significant concentrations of credit risk arising from trade receivables and contract assets.
(c)Liquidity risk
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions and other contractual obligations. The objective of our capital management is to have sufficient liquidity, also ensuring that the Group respects any financial and maintenance covenants linked to obligations towards our creditors.
For the purpose of assessing liquidity risk, all operational entities of the Group forecast their cash on a weekly rolling basis. These are monitored by Group treasury ensuring that the Group's liquidity position at all times meets operational cash needs.
In addition to the centralization of cash available in the local operations as a primary source of liquidity, Group treasury has access to:
• a Revolving Credit Facility (“RCF”) as part of the Senior Facilities Agreement of up to EUR100.0 million (EUR100.0 million as of March 31, 2021, EUR80.0 million as of March 31, 2020)
• a Supplemental Liquidity Facility (“SLF”) of USD75.0 million provided by certain pre-NYSE listing shareholders
•uncommitted facilities of up to EUR8.4 million (EUR18.2 million as of March 31, 2021, EUR15.0 million as of March 31, 2020).
As of March 31, 2022, only EUR0.9 million remains undrawn under the revolving credit facility and the Supplemental Liquidity Facility and uncommitted facilities are fully available (Note 26, Note 44).

In addition to the above, on May 5, 2022, subsequent to the end of the reporting period, the Group entered into an investment agreement resulting in the receipt of aggregate gross proceeds of USD225.0 million (EUR215.2 million) (see Note 44)
At the reporting date, the Group held total liquid assets of EUR51.7 million (EUR182.8 million as of March 31, 2021, EUR226.1 million as of March 31, 2020).
COVID-19 Liquidity Impact Update
Please refer to Note 43 for details on the impact of COVID-19 on the Group’s liquidity.
The table below analyzes the Group's non-derivative financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the notional, undiscounted cash flows.

As of March 31, 2022
(EUR thousand)
	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Loans and borrowings (1)	—	20,075	40,205	738,955	—
Other non-current liabilities (1)	—	—	7,010	22,555	142
Trade payables	103,457	62,646	—	—	—
Other current liabilities (2)	14,987	10,978	—	—	—
Accrued liabilities (3)	19,954	8,516	—	—	—
Total	138,398	102,215	47,215	761,510	142

As of March 31, 2021
(EUR thousand)
	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Loans and borrowings (1)	110	20,302	119,074	678,269	—
Other non-current liabilities (1)	—	—	9,396	18,903	1,175
Trade payables	99,067	48,410	—	—	—
Other current liabilities (2)	19,798	14,196	—	—	—
Accrued liabilities (3)	22,464	10,057	—	—	—
Total	141,439	92,965	128,470	697,172	1,175

As of March 31, 2020
(EUR thousand)
	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Loans and borrowings (1)	5,176	15,584	20,759	645,015	—
Other non-current liabilities (1)	—	—	11,298	15,913	2,540
Trade payables	137,005	82,838	4,362	6,873	6,241
Other current liabilities (2)	21,956	14,753	272	(55)	1,197
Accrued liabilities (3)	25,501	10,251	83	103	1,339
Total	189,638	123,426	36,774	667,849	11,317
(1)The line items “Loans and borrowings” and “Other non-current liabilities”, as presented in the table above, include future interest payments (capitalized interest in the case of Other non-current liabilities).
(2)For the purposes of this table, items where the counterparty is the tax authority such as “Personnel taxes” and “Input VAT, withholding tax” have been excluded from the line “Other current liabilities”. For further details on these excluded items see Note 32.
(3)For the purpose of this table, items where the counterparty is the tax authority such as “accrued social charges” have been excluded from the line “Accrued liabilities”. For further details on the excluded items see Note 33.
As of March 31, 2022 the Group also had EUR12.1 million of warrants outstanding (EUR31.0 million as of March 31, 2021, and nil as of March 31, 2020) and as a consequence of their USD11.50 exercise price (as per Note 41), there is a low probability of an exercise of these derivative instruments, and a subsequent cash outflow with a material liquidity impact in the foreseeable future.
Net debt reconciliation
This section presents a breakdown of net debt and details the movements in net debt for each of the periods presented:

(EUR thousand)
	Assets	Liabilities from financing activities
	Cash and cash equivalents	Borrowings due within 1 year	Borrowings due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt as of April 1, 2021	(182,783)	111	720,745	12,578	19,122	569,773
Cash flows	129,126	731	—	(13,374)	—	116,483
Foreign exchange adjustments	565	(166)	—	(31)	(20)	348
Other changes	1,402	—	1,809	11,365	(7,783)	6,793
Net debt as of March 31, 2022	(51,690)	676	722,554	10,538	11,319	693,397

(EUR thousand)
	Assets	Liabilities from financing activities
	Cash and cash equivalents	Borrowings due within 1 year	Borrowings due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt as of April 1, 2020	(226,139)	1,081	624,595	14,001	27,750	441,288
Cash flows	39,122	(884)	90,578	(15,031)	—	113,785
Foreign exchange adjustments	1,155	(86)	—	39	48	1,156
Other changes	3,079	—	5,572	13,569	(8,676)	13,544
Net debt as of March 31, 2021	(182,783)	111	720,745	12,578	19,122	569,773

(EUR thousand)
	Assets	Liabilities from financing activities
	Cash and cash equivalents	Borrowings due within 1 year	Borrowings due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt as of April 1, 2019	(104,072)	2,102	622,398	13,713	32,420	566,561
Cash flows	(122,996)	(1,066)	—	(15,402)	—	(139,464)
Foreign exchange adjustments	929	45	—	(157)	(352)	465
Other changes	—	—	2,197	15,847	(4,318)	13,726
Net debt as of March 31, 2020	(226,139)	1,081	624,595	14,001	27,750	441,288
(d)Capital risk management
The capital structure of the Group as of March 31, 2022 is composed of consolidated equity of EUR(185.8) million (EUR(100.6) million as of March 31, 2021, EUR71.5 million as of March 31, 2020) and senior debt with a carrying value of EUR722.6 million (EUR720.7 million as of March 31, 2021, EUR624.6 million as of March 31, 2020). This represents an Equity/Capital ratio3 of -25.7% (-14.0% as of March 31, 2021, 10.3% as of March 31, 2020).
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
3 Equity/Capital ratio = (Equity)/(Equity + Carrying value senior debt)

•Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2);
•Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

As of March 31, 2022
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	3,881	3,881
Total assets	—	—	3,881	3,881
Liabilities
Financial liabilities at fair value through profit or loss
- Other non-current financial liabilities - Put options	—	—	15,419	15,419
- Warrant liabilities - Public warrants	7,539	—	—	7,539
- Warrant liabilities - Private warrants	—	4,512	—	4,512
- Other current liabilities - Derivative financial instruments	—	356	—	356
Total liabilities	7,539	4,868	15,419	27,826

As of March 31, 2021
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
- Other investments	—	—	753	753
-Other current receivables - Derivative financial instruments	—	231	—	231
Total assets	—	231	753	984
Liabilities
Financial liabilities at fair value through profit or loss
- Other current liabilities - Contingent consideration	—	—	9,618	9,618
- Other non-current financial liabilities - Put options	—	—	7,423	7,423
- Warrant liabilities - Public warrants	21,135	—	—	21,135
- Warrant liabilities - Private warrants	—	9,844	—	9,844
Total liabilities	21,135	9,844	17,041	48,020

As of March 31, 2020
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
- Other investments	—	—	3	3
-Other current receivables - Derivative financial instruments	—	742	—	742
Total assets	—	742	3	745

The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives, put options and private warrants) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. For further details please refer to Note 27 and Note 41.

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
In a business combination, it is necessary to recognize contingent future payments to previous owners, representing contractually defined potential amounts as a liability. Usually for the Group these are linked to a formula depending on a certain gross profit of the acquired business for the financial year.
For the determination of the fair value of contingent consideration various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, future revenue growth and gross profit and assumptions regarding the discount rate.
For further details see Note 36.
Warrants
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
For further details see Note 41.
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
Put options
As described in Note 36 as part of acquisitions, Global Blue and the minority shareholders have entered into a symmetrical put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares currently controlled by the minority shareholders. The fair value of the put options was derived using an option pricing methodology (Monte Carlo simulations) based on revenue and gross profit distribution. Various unobservable inputs are used in the valuation of the put options and any changes in these might result in a significantly higher or lower fair value.
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
Management's value-in-use and fair value less cost of disposal calculations included significant judgments and assumptions. The significant judgments and assumptions associated with the value-in-use calculation were revenue growth, discount rate and long-term growth rate while for the fair value less cost of disposal calculation it was projected revenue and median peer group revenue multiple.

The estimation of these assumptions requires significant judgment by management, as these variables feature measurement uncertainty; however, the assumptions used are consistent with the Company’s forecasts presented to the board. Therefore, management evaluates and updates the estimates as necessary, in light of conditions that affect these variables.
For further details see Note 16.
Development costs
Development costs are capitalized. Initial capitalization of costs is based on management's judgment that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. Assumptions are made regarding the expected future cash generation or future savings of the project, discount rates and expected periods of benefits. Total software development expenditure capitalized for the financial year amounted to EUR17.1 million (EUR16.7 million for the financial year ended March 31, 2021, EUR24.7 million for the financial year ended March 31, 2020) out of the total development costs incurred of EUR43.7 million (EUR33.3 million for the financial year ended March 31, 2021, EUR53.1 million for the financial year ended March 31, 2020).
Lease term of lease contracts
The Group has made the following estimates and judgements related to the lease term of lease contracts:
a)Renewal of lease contracts with extension option
Global Blue classifies the lease contracts into the following asset classes: offices, refund points, cars, IT contracts and others.
For the lease contracts that contain an option to extend or terminate early, Global Blue is making an assessment regarding the likelihood of exercising such an option on a lease by lease basis.
b)Lease term of indefinite period contracts
Certain contracts entered into by Global Blue are for indefinite periods. Global Blue has the right to exit these contracts on a recurring basis, whereas the counterparties have no substantial termination rights. Global Blue assessed each contract for how long the underlying asset is expected to be used. Considering the underlying business needs, it has been assessed as being reasonably certain that Global Blue will not exercise its termination rights for the following years (average):
•Offices: 5 years
•Refund points: 5 years
•Cars: 3 years
•IT contracts: 5 years
•Others: 3 years
For further details see Note 14.
COVID-19 Pandemic
Please refer to Note 43 for details on the impact of COVID-19.

NOTE 6    Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing performance of the Group.
ExCom consists of the chief executive officer, chief financial officer, senior vice president marketing, communications & costumer value creation, senior vice president new markets, public affairs & chief operating officer Americas, senior vice president added-value payment solutions, chief operating officer south Europe, chief operating officer Asia Pacific and Central Europe, chief technology officer, general counsel & company secretary, senior vice president strategy & chief product officer, chief operating officer north & central Europe & global accounts, senior vice president operations and senior vice president & global human resources director.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Technology Solutions (TFSS), and Added-Value Payment Solutions (AVPS) product groups are separately considered. A third business segment, Complementary Retail Tech Solutions (CRTS), has been established in the current financial year in conjunction with the acquisition of the ZigZag and Yocuda businesses in March, and September 2021, respectively (see Note 36).
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
The segment information provided to the ExCom for the reportable segments is as follows:

For the financial year ended March 31, 2022
(EUR thousand)
	Notes	TFSS	AVPS	CRTS	Central costs	Total
Revenue		89,559	23,325	13,064	—	125,948
Operating expenses (1)		(44,610)	(12,538)	(16,755)	(61,946)	(135,849)
Adjusted EBITDA		44,949	10,787	(3,691)	(61,946)	(9,901)
Depreciation and amortization	9					(87,900)
Exceptional items	10					13,924
Operating Loss						(83,877)

For the financial year ended March 31, 2021
(EUR thousand)
	Notes	TFSS	AVPS	Central costs	Total
Revenue		30,826	13,870	—	44,696
Operating expenses (1)		(29,034)	(9,010)	(46,587)	(84,631)
Adjusted EBITDA		1,792	4,860	(46,587)	(39,935)
Depreciation and amortization	9				(116,318)
Exceptional items	10				(285,145)
Operating Loss					(441,398)

For the financial year ended March 31, 2020
(EUR thousand)
	Notes	TFSS	AVPS	Central costs	Total
Revenue		359,557	60,843	—	420,400
Operating expenses (1)		(144,124)	(29,003)	(76,535)	(249,662)
Adjusted EBITDA		215,433	31,840	(76,535)	170,738
Depreciation and amortization	9				(113,581)
Exceptional items	10				(15,958)
Operating Profit					41,199

(1)Operating expenses excluding Depreciation and Amortization and Exceptional items. For the financial year ended March 31, 2022 the fixed costs amounted to EUR109.2 million (EUR74.7 million for the financial year ended March 31, 2021 and EUR158.5 million for the financial year ended March 31, 2020), comprising of personnel costs of EUR74.6 million (EUR50.8 million for the financial year ended March 31, 2021 and EUR102.4 million for the financial year ended March 31, 2020) and non-personnel costs of EUR34.6 million (EUR23.9 million for the financial year ended March 31, 2021 and EUR56.1 million for the financial year ended March 31, 2020), whereas variable costs amounted to EUR26.7 million (EUR10.3 million for the financial year ended March 31, 2021 and EUR91.1 million for the financial year ended March 31, 2020).

Revenue by geography and by segment
Revenue is generated by TFSS, AVPS and CRTS processed transactions. A geographical breakdown of revenue by key market / region is provided below:

For the financial year ended March 31, 2022
(EUR thousand)
	TFSS	AVPS	CRTS	Total
Europe	82,599	6,631	13,064	102,294
Asia Pacific	5,398	16,694	—	22,092
Rest of the world	1,562	—	—	1,562
Total	89,559	23,325	13,064	125,948

For the financial year ended March 31, 2021
(EUR thousand)
	TFSS	AVPS	Total
Europe	25,609	3,330	28,939
Asia Pacific	4,975	10,540	15,515
Rest of the world	242	—	242
Total	30,826	13,870	44,696

For the financial year ended March 31, 2020
(EUR thousand)
	TFSS	AVPS	Total
Europe	317,130	14,837	331,967
Asia Pacific	39,378	45,998	85,376
Rest of the world	3,049	8	3,057
Total	359,557	60,843	420,400

Revenue by top Country
A breakdown of revenue by key market / top country is provided below:

For the financial year ended March 31, 2022
(EUR thousand)
	TFSS	AVPS	CRTS	Total	% of Total Revenue
France	20,118	919	—	21,037	17%
Italy	12,912	2,421	—	15,333	12%
United Kingdom	1,838	568	13,064	15,470	12%
Australia	49	13,997	—	14,046	11%
Switzerland	2,358	85	—	2,443	2%
Total	37,275	17,990	13,064	68,329	54%

For the financial year ended March 31, 2021
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Australia	302	9,206	9,508	21%
France	6,128	367	6,495	15%
Italy	3,906	1,662	5,568	12%
Switzerland	594	59	653	1%
Total	10,930	11,294	22,224	49%

For the financial year ended March 31, 2020
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Italy	54,693	6,505	61,198	15%
United Kingdom	51,618	1,916	53,534	13%
Germany	39,661	622	40,283	10%
Switzerland	5,053	260	5,313	1%
Total	151,025	9,303	160,328	39%
There is no single external customer which accounts for more than 10% of Global Blue's revenue, for any of the years presented.
Non-current assets by Country
Even though no measure of assets by segment is reported to the ExCom, in accordance with IFRS 8, the non-current assets, excluding deferred income tax assets, by country are disclosed as follows:

As of March 31, 2022
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in joint ventures and associates and other investments	Other non-current Receivables	Total
Switzerland	559,998	1,051	4,739	519	566,307
Australia	11,252	2,608	—	236	14,096
Italy	796	5,443	—	283	6,522
Rest of the world	11,980	18,656	1,792	11,668	44,096
Total	584,026	27,758	6,531	12,706	631,021

As of March 31, 2021
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in joint ventures and associates and other investments	Other non-current Receivables	Total
Switzerland	600,719	1,792	3,915	1,964	608,390
Australia	11,087	2,082	—	227	13,396
Italy	1,094	8,859	—	288	10,241
Singapore	664	3,381	—	1,003	5,048
Rest of the world	11,815	21,790	(418)	9,034	42,221
Total	625,379	37,904	3,497	12,516	679,296

As of March 31, 2020
(EUR thousand)
	Intangible Assets	Tangible Assets	Investments in joint ventures and associates and other investments	Other non-current Receivables	Total
Switzerland	607,589	3,351	2,791	100	613,831
Australia	11,927	2,453	—	194	14,574
Italy	1,379	10,484	—	358	12,221
Rest of the world	10,107	35,067	104	14,518	59,796
Total	631,002	51,355	2,895	15,170	700,422

NOTE 7    Operating expenses

(EUR thousand)		For the financial year ended March 31
Expenses by nature	Notes	2022	2021	2020
Employee benefit expenses	8	(92,205)	(66,437)	(131,886)
Depreciation and amortization	9	(87,900)	(116,318)	(113,581)
Agent costs		(23,914)	(5,275)	(83,003)
IT costs		(12,013)	(9,294)	(14,279)
Auditors, lawyers and consultants		(12,223)	(7,989)	(21,885)
Advertising and promotion		(1,207)	(1,225)	(9,018)
Travel, entertainment, office and rental cost		(2,523)	(1,511)	(8,272)
Change in fair value of warrants	41	18,928	(10,856)	—
Other operating income/(expenses)		3,232	(267,189)	2,723
Total		(209,825)	(486,094)	(379,201)
For the financial year ended March 31, 2022 agent costs referring to merchant acquiring fees have increased as a consequence of the overall business recovery. In addition, they include all costs paid to carriers, representing the main operation cost of the CRTS business segment.
Auditors, lawyers and consultants include all external advisor fees, primarily related to the compliance requirements linked to the Company’s newly-listed status.
For the financial year ended March 31, 2022 the Group has benefited from grants in relation to COVID-19 offered by various countries’ governments amounting to EUR9.0 million (EUR18.3 million for the financial year ended March 31, 2021, nil for the financial year ended March 31, 2020). The grants are presented within operating expenses in the income statement as a reduction of the employee benefit expenses and other operating income/(expenses). There are no unfulfilled conditions or other contingencies related to these grants.
For the financial year ended March 31, 2021 other operating expenses correspond to charges associated with the capital reorganization and subsequent merger with FPAC.

NOTE 8    Employee benefits expenses

(EUR thousand)		For the financial year ended March 31
Employee benefits expenses	Note	2022	2021	2020
Salaries and bonuses		(72,488)	(52,413)	(105,436)
Social security charges		(14,138)	(11,502)	(21,012)
Social costs		(2,592)	(1,003)	(2,588)
Defined benefit plans	29	(1,560)	(1,169)	(1,199)
Other personnel expenses		(1,427)	(350)	(1,651)
Total		(92,205)	(66,437)	(131,886)
For the financial year ended March 31, 2022 salaries and bonuses increased as grants offsetting the salaries expenses in various jurisdictions ceased to be applicable, and bonus schemes were reimplemented due to the overall business recovery.
For further details regarding key management personnel remuneration, including pension obligations and other remuneration, please refer to Note 40.

NOTE 9    Depreciation and amortization

(EUR thousand)		For the financial year ended March 31
Depreciation and amortization	Notes	2022	2021	2020
Depreciation of property, plant and equipment	15	(16,737)	(19,425)	(21,651)
Amortization of customer relationships		(47,222)	(72,752)	(71,325)
Amortization of trademarks		(2,237)	(2,237)	(2,237)
Amortization of other intangible assets		(21,704)	(21,904)	(18,368)
Amortization of intangible assets	16	(71,163)	(96,893)	(91,930)
Total		(87,900)	(116,318)	(113,581)
The depreciation of property, plant and equipment includes depreciation related to the Right of use assets. For further details please refer to Note 14.
The amortization of intangible assets predominantly relates to the acquisition of Global Blue by Silver Lake and Partners Group in 2012. The amortization period for customer relationships related to key accounts and national accounts acquired in 2012 ended as of July 31, 2021. The initial acquisition value of these assets was EUR335.2 million.

NOTE 10    Exceptional items

Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)		For the financial year ended March 31
Exceptional items	Notes	2022	2021	2020
Business restructuring expenses		(1,980)	(10,340)	(2,180)
Corporate restructuring expenses		(3,820)	(256,266)	(10,303)
Monitoring fee (including Directors fee)		(160)	(218)	(709)
Impairment		(2,846)	(3,866)	(1,023)
Net sales of assets (loss)		(23)	(294)	(91)
Share based payments	25	(5,108)	(1,239)	(3,288)
Change in fair value of warrants	41	18,928	(10,856)	—
Other exceptional items	36	8,933	(2,066)	1,636
Total		13,924	(285,145)	(15,958)
Business restructuring expenses
In the current financial year business restructuring expenses correspond to expenses related to workforce reduction in several jurisdictions as a result of COVID-19.
For the financial year ended March 31, 2021 and 2020 business restructuring expenses correspond to expenses related to replacement of management positions, changing of facilities and discontinued operations.
Corporate restructuring expenses
In the current financial year, corporate restructuring expenses correspond mainly to charges incurred associated with the acquisition of Yocuda and ZigZag.
For the financial year ended March 31, 2021 and 2020 corporate restructuring expenses correspond to charges incurred associated with the capital reorganization and subsequent merger with FPAC and to legal, consultancy and advisory expenses.
Impairment
Impairment expenses relate primarily to impairment of capitalized software and other non-current financial assets, as described in Note 17; additionally for the financial year ended March 31, 2021 part of the impairment was a result of the abolition of the tax free scheme in UK.
Management tracks the tax effects of these exceptional items, alongside exceptional tax items that are further disclosed in Note 12.

NOTE 11    Net finance costs

(EUR thousand)	For the financial year ended March 31
	2022	2021	2020
Finance income
Interest income on current bank deposits	247	345	552
Net foreign exchange gains on financing activities	293	—	3,105
Net foreign exchange gains on operating activities (1)	—	—	1
Other finance income	636	2,121	1,651
Total finance income	1,176	2,466	5,309
Finance costs
Interest expense:
- Bank borrowings (including amortization of capitalized financing fees)	(22,184)	(21,463)	(25,554)
- Lease liabilities interest	(626)	(1,030)	(1,308)
-Interest expenses on Non-Convertible Preferred Equity Certificates issued to 3rd Parties	—	(76)	(170)
Net foreign exchange losses on financing activities	—	(280)	—
Net foreign exchange losses on operating activities (1)	(405)	(1,378)	(4,178)
Other finance costs	(2,579)	(2,203)	(5,948)
Total finance costs	(25,794)	(26,430)	(37,158)
Net finance costs	(24,618)	(23,964)	(31,849)
        (1) Net foreign exchange gains and losses arising during the period result from the difference between the value originally recorded and the amount actually paid or received, as well as unrealized gains and losses due to the difference between the original value recorded and the value at the balance sheet date.
EUR22.2 million (EUR21.5 million for the financial year ended March 31, 2021, EUR25.6 million for the financial year ended March 31, 2020) of finance costs for the financial year ended March 31, 2022 on bank borrowings includes EUR20.4 million (EUR19.4 million for the financial year ended March 31, 2021, EUR23.3 million for the financial year ended March 31, 2020) of interest expenses, and EUR1.8 millions (EUR2.7 million for the financial year ended March 31, 2021, EUR3.8 million for the financial year ended March 31, 2020) of amortization of capitalized financing fees. For further details regarding underlying loans and borrowings, refer to Note 26.

NOTE 12    Income tax expense

(EUR thousand)		For the financial year ended March 31
Income tax	Notes	2022	2021	2020
Current income tax expense		(6,597)	(3,041)	(24,389)
Adjustments in respect of current income tax of prior years(1)		4,225	(149)	510
Deferred tax benefit	28	16,174	34,167	16,198
Income tax benefit / (expense) reported in the income statement		13,802	30,977	(7,681)
Of which income tax benefit related to amortization of acquisition related items		10,135	15,066	15,066
Of which tax impact on exceptional items		(840)	3,726	1,210
Of which exceptional income tax expense		(416)	(2,303)	(1,341)
(1) Adjustments in respect of current income tax of prior years for the financial year ended March 31, 2022 include EUR3.9 million in respect of the use of tax losses to offset prior years’ taxable profits.
The below table reconciles the income tax calculated by applying the historical pre-COVID-19 weighted average income tax rate to the effective taxes reported in the income statement:

(EUR thousand)	For the financial year ended March 31
	2022	2021	2020
(Loss) / Profit before tax	(108,495)	(465,362)	9,350
Effective tax
Tax benefit / (expense) calculated at the historical weighted average expected tax rate of 24.00% (24.00% in FY2020/21, 24.00% in FY2019/20)	26,039	111,687	(2,244)
Adjustments in respect of prior years	141	(149)	550
Recognition of previously unrecognized (derecognition of previously recognized) deductible temporary differences	(124)	(590)	1,530
Expenses not deductible for tax purposes	(4,873)	(32,138)	(15,882)
Current year losses not generating deferred tax assets	(2,583)	(11,637)	—
Effect of capital reorganization	—	(15,225)	—
Effect of income taxed at different tax rates	(7,139)	(22,668)	6,250
Deferred tax assets recognized for future tax credits	—	440	1,045
Non-taxable gain on fair value measurement	1,870	—	—
Other tax items	471	1,257	1,070
Total reported effective tax benefit / (expense)	13,802	30,977	(7,681)

(EUR thousand)		For the financial year ended March 31
Tax items recognized directly in other comprehensive income:	Note	2022	2021	2020
Tax effect on remeasurement of post-employment benefit obligations	28	(570)	108	307
Total tax effect		(570)	108	307
The historical weighted average tax rate has been calculated based on pre-COVID-19 profits as the geographical mix of profits has changed significantly due to the pandemic.
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
Subsequently, Global Blue signed another final settlement with the Italian tax authorities for an amount of EUR10.9 million which became legally binding on August 3, 2020. This settlement covers the findings on withholding tax on interests for the calendar years 2013 to 2017 and license fees and intercompany interest rate for the financial years ended March 31, 2016, 2017 and 2018, as well as withholding tax on license fees for calendar years 2015 to 2017. The amount of EUR10.9 million is payable in 16 quarterly installments. Discussions with the Italian tax authorities are ongoing with respect to their finding on withholding tax on interests and license fees for the calendar year 2018.
During the financial year ended March 31, 2022, the Company paid 4 installments related to the settlement above for a total amount of EUR2.6 million. As a result of the payments, the income tax payable relating to Italy is EUR9.8 million as of March 31, 2022 (EUR12.4 million as of March 31, 2021 and EUR13.6 million as of March 31, 2020).
Germany
Global Blue New Holdings Germany GmbH (“GBNHG”), as controlling entity, and Global Blue Deutschland GmbH (“GBD”), as controlled entity, entered into a profit and loss pooling agreement (hereinafter the “PLPA”) dated October 5, 2000, allowing the pooling of income and losses of both entities for corporate income and trade tax purposes. While the provisions of the PLPA allow the utilization of capital reserves built up at the level of GBD during the term of the PLPA for loss compensation (or for the profit transfer to GBNHG), such provisions, in light of a recent court ruling issued in April 2018, may not be permissible under German law. Even though GBD has not utilized any capital reserves as permitted by the PLPA, there is a risk that the tax authorities might challenge the effectiveness of the PLPA and, as a consequence, deny the profit and loss pooling within the German Global Blue group relating to the financial year 2019 and previous tax periods. Based on the opinion of Global Blue´s advisers, the Company recognized an uncertain tax position of EUR1.5 million as of March 31, 2022 (EUR4.1 million as of March 31, 2021 and EUR3.8 million as of March 31, 2020). The amount of the provision has been partially reversed as a result of (i) a tax audit conducted by the German tax authorities covering the financial years ending March 31, 2014, 2015 and 2016 which was closed without having challenged the position of the company and (ii) a revision of the late interest rate following a ruling issued by the German constitutional court which has declared the previous interest rate as in breach with the German constitution. An amended PLPA, from which the provisions in focus were removed, was registered in December 2019; therefore, the risk described above is only related to historical financial years.
In January 2022, the German tax authorities issued new circulars commenting on the German royalty barrier rule which limits the deduction of royalties paid by a German taxpayer to a recipient who benefits from a preferential tax regime on IP related income. The new circulars are explicitly referring to the Swiss “mixed company” regime applicable to Global Blue in Switzerland until and including the financial year ending March 31, 2019 as being within the scope of the limitation. Although Global Blue believes there are arguments to challenge the limitation in case of a tax audit, the Company recognized an uncertain tax position for an amount of EUR2.7 million as of March 31, 2022 (nil as of March 31, 2021 and March 31, 2020). Although the new transitional tax regime applicable to Global Blue from the April 1, 2019 is not among the tax regimes referred to in the circulars, the uncertain tax position also covers the period up to and including the financial year ending March 31, 2022 due to some similarities with the previous tax regime.

NOTE 13    Earnings per share

(EUR thousand)		For the financial year ended March 31
Earnings per share	Note	2022	2021	2020
(Loss) / Profit from continuing operations attributable to the owners of the parent		(95,235)	(432,972)	(3,532)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares		(86,692)	(398,565)	(3,532)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares		(8,543)	(34,407)	—
Weighted average number of basic ordinary shares outstanding (thousand)		179,455	169,391	168,480
Weighted average number of basic preference shares outstanding (thousand)		17,684	20,656	—
Basic earnings per ordinary share		(0.48)	(2.35)	(0.02)
Basic earnings per preference share		(0.48)	(1.67)	—
(Loss) / Profit from continuing operations attributable to the owners of the parent		(95,235)	(432,972)	(3,532)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to ordinary shares		(86,692)	(398,565)	(3,532)
(Loss) / Profit from continuing operations attributable to the owners of the parent attributable to preference shares		(8,543)	(34,407)	—
Weighted average number of diluted ordinary shares outstanding (thousand)		179,455	169,391	168,480
Weighted average number of diluted number of preference shares outstanding (thousand)		17,684	20,656	—
Diluted earnings per ordinary share		(0.48)	(2.35)	(0.02)
Diluted earnings per preference share		(0.48)	(1.67)	—

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
There were no preference shares for the financial year ended March 31, 2020.
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary/preference shares outstanding at the end of the period.
For the financial year ended March 31, 2022, 5.9 million (5.9 million for the financial year ended March 31, 2021) preference shares have been excluded from the basic earnings per preference share calculation, as these shares were held by the Company and have been approved for cancellation at the General Meeting held September 15, 2021. The preference shares have been cancelled in December 2021.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary/preference shares outstanding at the end of the period.
The Company has excluded 9.7 million (8.9 million for the financial year ended March 31, 2021, nil for the financial year ended March 31, 2020) ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive for the period ending March 31, 2022. The ordinary shares relate to share-based payments plans and are potentially dilutive instruments. At each of the reporting periods they had an anti-dilutive effect due to the reported loss.
The 30,735,950 outstanding Warrants as of March 31, 2022 and March 31, 2021 are considered as anti-dilutive. There were no outstanding Warrants for the financial year ended March 31, 2020.

NOTE 14    Leases
Right of use assets recognized within Property, plant and equipment are comprised of the following:

(EUR thousand)	As of March 31
Right of use assets	2022	2021	2020
Offices	9,923	13,469	16,252
Refund points	6,308	10,509	14,889
IT contracts	3,027	4,487	6,416
Others	1,680	2,065	2,852
Total Right of use assets	20,938	30,530	40,409
As of March 31, 2022, the lease term of office premises in a single jurisdiction has been modified due to the local impact of the COVID-19 pandemic, resulting in a shorter lease term than originally assessed.

Movements during the period of Right of use assets are the following:

(EUR thousand)	As of March 31
Movement of Right of use assets	2022	2021	2020
Opening balance as of April 1	30,530	40,409	45,078
New contracts	2,523	2,192	12,111
Modifications	1,017	2,350	73
Depreciation	(12,975)	(14,649)	(16,349)
Exchange differences	(157)	228	(504)
Closing balance as of March 31	20,938	30,530	40,409
Lease liabilities recognized within Other non-current financial liabilities and Other current liabilities are the following:

(EUR thousand)		As of March 31
Lease liabilities	Notes	2022	2021	2020
Current	32	10,538	12,578	14,001
Non-current	27	11,319	19,122	27,750
Total Lease liabilities		21,857	31,700	41,751

Movements during the period of Lease liabilities are the following:

(EUR thousand)	As of March 31
Movement of Lease liabilities	2022	2021	2020
Opening balance as of April 1	31,700	41,751	46,133
New contracts	2,525	2,176	11,400
Modifications	1,058	2,325	55
Cash outflow	(14,001)	(16,061)	(16,573)
Other non-cash outflows	—	—	(137)
Interest expense (included in finance costs)	626	1,030	1,308
Exchange differences	(51)	479	(435)
Closing balance as of March 31	21,857	31,700	41,751
The contractual duration of the lease liabilities is the following:

(EUR thousand)	As of March 31
Contractual maturities of financial liabilities	2022	2021	2020
Less than 2 years	16,345	21,358	25,315
Between 2 and 5 years	5,370	9,661	14,672
More than 5 years	142	681	1,764
Total	21,857	31,700	41,751

Amounts recognized in the income statement related to leases are the following:

(EUR thousand)	For the financial year ended March 31
Depreciation charge of right of use assets	2022	2021	2020
Offices	4,534	4,424	4,523
Refund points	5,046	6,511	8,139
IT contracts	2,147	2,253	2,071
Others	1,248	1,461	1,616
Total Depreciation charge of right of use assets	12,975	14,649	16,349

(EUR thousand)	For the financial year ended March 31
Other lease-related expenses	2022	2021	2020
Expense relating to short-term leases (included in Operating expenses)	943	646	2,650
Expense relating to leases of low-value assets that are not short-term leases (included in Operating expenses)	88	98	106
Expense relating to variable lease payments not included in lease liabilities (included in Other expenses)	2,421	3,478	6,997
Total Other lease-related expenses	3,452	4,222	9,753
For the financial year ended March 31, 2022 the Group has received office rental concessions in various countries as a direct consequence of the COVID-19 pandemic amounting to EUR3.4 million (EUR5.1 million for the financial year ended March 31, 2021 and nil for the financial year ended March 31, 2020). The concessions are presented within Operating expenses in the income statement as a reduction of the related expense that they are intended to compensate.

NOTE 15    Property, plant and equipment
The below schedules represent the movements in property, plant and equipment for each respective year presented. The movement tables exclude the movements of right of use assets, which are presented and detailed in Note 14.

(EUR thousand)
	Machinery, Equipment and Computers	Leasehold Improvements	Total
Cost
Opening balance as of April 1, 2021	27,602	5,590	33,192
Additions	3,234	58	3,292
Disposals	(2,540)	(696)	(3,236)
Reclassifications	128	(96)	32
Exchange differences	70	(10)	60
Closing balance as of March 31, 2022	28,494	4,846	33,340
Accumulated depreciation and impairment
Opening balance as of April 1, 2021	(21,990)	(3,828)	(25,818)
Depreciation charge for the year	(3,246)	(516)	(3,762)
Impairment charge for the year	(15)	—	(15)
Disposals	2,497	686	3,183

Reclassifications	(128)	96	(32)
Exchange differences	(90)	14	(76)
Closing balance as of March 31, 2022	(22,972)	(3,548)	(26,520)

Net book value as of March 31, 2022	5,522	1,298	6,820

(EUR thousand)
	Machinery, Equipment and Computers	Leasehold Improvements	Total
Cost
Opening balance as of April 1, 2020	29,850	5,511	35,361
Acquisition of subsidiaries	23	—	23
Additions	1,086	401	1,487
Disposals	(3,582)	(288)	(3,870)
Reclassifications	(48)	1	(47)
Exchange differences	273	(35)	238
Closing balance as of March 31, 2021	27,602	5,590	33,192
Accumulated depreciation and impairment
Opening balance as of April 1, 2020	(20,966)	(3,449)	(24,415)
Depreciation charge for the year	(4,235)	(541)	(4,776)
Impairment charge for the year	(116)	(63)	(179)
Disposals	3,447	195	3,642
Reclassifications	48	(1)	47
Exchange differences	(168)	31	(137)
Closing balance as of March 31, 2021	(21,990)	(3,828)	(25,818)

Net book value as of March 31, 2021	5,612	1,762	7,374

(EUR thousand)
	Machinery, Equipment and Computers	Leasehold Improvements	Total
Cost
Opening balance as of April 1, 2019	25,772	4,309	30,081
Additions	4,828	722	5,550
Disposals	(791)	(48)	(839)
Reclassifications	657	549	1,206
Exchange differences	(616)	(21)	(637)
Closing balance as of March 31, 2020	29,850	5,511	35,361
Accumulated depreciation and impairment
Opening balance as of April 1, 2019	(16,598)	(2,348)	(18,946)
Depreciation charge for the year	(4,720)	(581)	(5,301)
Disposals	650	31	681
Reclassifications	(668)	(552)	(1,220)
Exchange differences	370	1	371
Closing balance as of March 31, 2020	(20,966)	(3,449)	(24,415)

Net book value as of March 31, 2020	8,884	2,062	10,946

(EUR thousand)	As of March 31
Cost	2022	2021	2020
Machinery, equipment and computers	28,494	27,602	29,850
Leasehold improvements	4,846	5,590	5,511
Right of use assets	66,174	66,383	56,758
Total Cost	99,514	99,575	92,119
Accumulated depreciation and impairment
Machinery, equipment and computers	(22,972)	(21,990)	(20,966)
Leasehold improvements	(3,548)	(3,828)	(3,449)
Right of use assets	(45,236)	(35,853)	(16,349)
Total Accumulated depreciation and impairment	(71,756)	(61,671)	(40,764)

Total Property, plant and equipment	27,758	37,904	51,355

NOTE 16    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2021	477,865	45,974	667,697	9,724	125,810	1,327,070
Acquisition of subsidiaries	7,829	—	—	—	1,236	9,065
Purchases	—	—	1,331	418	17,093	18,842
Disposals	—	—	—	(7)	(926)	(933)
Reclassifications	—	—	—	95	(95)	—
Exchange differences	1,991	51	117	17	1,106	3,282
Accumulated acquisition values	487,685	46,025	669,145	10,247	144,224	1,357,326

Opening balance as of April 1, 2021	—	(19,387)	(606,140)	(7,338)	(62,891)	(695,756)
Amortization	—	(2,237)	(47,222)	(1,024)	(20,680)	(71,163)
Disposals	—	—	—	7	468	475
Exchange differences	—	—	(41)	8	(813)	(846)
Accumulated amortization	—	(21,624)	(653,403)	(8,347)	(83,916)	(767,290)

Opening balance as of April 1, 2021	(1,975)	—	—	(498)	(3,462)	(5,935)
Impairment	—	—	—	—	(543)	(543)
Reversal of impairment	—	—	—	—	95	95
Disposals	—	—	—	—	458	458
Exchange differences	(88)	—	—	—	3	(85)
Accumulated impairment	(2,063)	—	—	(498)	(3,449)	(6,010)

Net book value as of March 31, 2022	485,622	24,401	15,742	1,402	56,859	584,026

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other int. assets	Software	Total
Opening balance as of April 1, 2020	411,538	45,795	666,021	9,240	101,908	1,234,502
Acquisition of subsidiaries	63,776	—	—	1	5,223	69,000
Purchases	—	—	1,892	1,177	16,670	19,739
Disposals	—	—	(634)	(895)	(1,430)	(2,959)
Exchange differences	2,551	179	418	201	3,439	6,788
Accumulated acquisition values	477,865	45,974	667,697	9,724	125,810	1,327,070

Opening balance as of April 1, 2020	—	(17,150)	(533,549)	(7,277)	(40,425)	(598,401)
Amortization	—	(2,237)	(72,752)	(855)	(21,049)	(96,893)
Disposals	—	—	256	864	947	2,067
Exchange differences	—	—	(95)	(70)	(2,364)	(2,529)
Accumulated amortization	—	(19,387)	(606,140)	(7,338)	(62,891)	(695,756)

Opening balance as of April 1, 2020	(2,027)	—	—	(498)	(2,574)	(5,099)
Impairment	—	—	(356)	—	(874)	(1,230)
Disposals	—	—	356	—	—	356
Exchange differences	52	—	—	—	(14)	38
Accumulated impairment	(1,975)	—	—	(498)	(3,462)	(5,935)

Net book value as of March 31, 2021	475,890	26,587	61,557	1,888	59,457	625,379

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other int. assets	Software	Total
Opening balance as of April 1, 2019	413,499	45,941	660,325	7,999	81,024	1,208,788
Purchases	—	—	6,059	1,406	24,716	32,181
Disposals	—	—	—	(11)	(762)	(773)
Reclassifications	—	—	—	17	(3)	14
Exchange differences	(1,961)	(146)	(363)	(171)	(3,067)	(5,708)
Accumulated acquisition values	411,538	45,795	666,021	9,240	101,908	1,234,502

Opening balance as of April 1, 2019	—	(14,913)	(462,288)	(6,166)	(25,641)	(509,008)
Amortization	—	(2,237)	(71,325)	(1,203)	(17,165)	(91,930)
Disposals	—	—	—	10	586	596
Adjustments due to changes in accounting policies	—	—	(2)	—	—	(2)
Exchange differences	—	—	66	82	1,795	1,943
Accumulated amortization	—	(17,150)	(533,549)	(7,277)	(40,425)	(598,401)

Opening balance as of April 1, 2019	(2,109)	—	—	(498)	(1,551)	(4,158)
Impairment	—	—	—	—	(1,023)	(1,023)
Exchange differences	82	—	—	—	—	82
Accumulated impairment	(2,027)	—	—	(498)	(2,574)	(5,099)

Net book value as of March 31, 2020	409,511	28,645	132,472	1,465	58,909	631,002

Goodwill
Management reviews the business performance from a product perspective. TFSS, AVPS and CRTS have been identified as the main product groups and the Group's operating segments. Goodwill is monitored by management at the operating segment level for TFSS and AVPS, and at the ZigZag and Yocuda businesses level for CRTS. The following is a summary of goodwill allocation for each operating segment / business:

(EUR thousand)	As of March 31
Goodwill	2022	2021	2020
TFSS	361,879	361,470	360,311
AVPS	51,271	50,497	49,200
ZigZag	64,540	63,923	—
Yocuda	7,932	—	—
Total	485,622	475,890	409,511

TFSS and AVPS
The recoverable amount of the Cash Generating Units (CGU) has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on management’s current view at the time of the analysis. Cash flows beyond the 5-years period are extrapolated using an estimated growth rate stated below.
In determining the forecasts for TFSS and AVPS CGUs over the 5-years period within the value-in-use calculation, we applied estimated recovery percentages against actual revenues achieved during the pre-COVID-19 period (January to December 2019), as opposed to utilizing the growth rates of the past two fiscal years.
The key assumptions used for the value-in-use calculations are as follows:
•Pre-tax discount rate of 8.66% (7.79% as of March 31, 2021, 9.91% as of March 31, 2020), for both CGU´s.
•For the purpose of the goodwill impairment test, the Group assumed a COVID-19 impact on near-term industry volumes, followed by a recovery. In particular, based on a combination of internal and external data such as airline industry reports, a near-total recovery to pre-COVID-19 revenue levels was assumed for the last quarter of the financial year ending March 31, 2024, with an assumed average growth rate of 11.4% in the subsequent three financial years.
When considering the severity and duration of the assumptions for the first two financial years after March 31, 2022, the Company considered historical travel disruptions (e.g., natural disasters, terrorist attacks, civil unrest, and public health issues like SARS and MERS), as well as the information available regarding the impact of COVID-19.
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
•After the business plan period, an assumed long-term growth rate of 2% has been applied, which is identical to the one applied as of March 31, 2021, and as of March 31, 2020.
Though the TFSS and AVPS segments offer different solutions, the underlying driver of both is international travel and extra-regional transactions. As such, the same key assumptions have been applied to both CGUs.
As of March 31, 2022, and with respect to the TFSS segment, the headroom was EUR1,441.8 million, with the percentage by which the TFSS recoverable amount exceeded the carrying value being 476%. With respect to the AVPS segment, the headroom was EUR231.3 million, with the percentage by which the AVPS recoverable amount exceeded the carrying value being 444%.
The calculations and the cash flow projections are stress-tested using a sensitivity analysis; such analysis is a key element when there are changes to the circumstances, such as the ongoing impact of COVID-19. Changes of the parameters, including, a 30% increase in the discount rate, or a 30% reduction in the Debt-Free Cash Flow (“DFCF”) over the five-year period or no revenue for the fiscal year ending March 31, 2023, would not result in an impairment given the headroom. The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of either the TFSS or the AVPS CGUs to exceed their recoverable amounts.
CRTS
Goodwill allocated in total to CRTS amounts to EUR72.5 million. Management has identified two CGUs, namely ZigZag and Yocuda, with corresponding goodwill of EUR64.5 million and EUR7.9 million respectively. As the goodwill attributed to Yocuda represents less than 2% of the total Group goodwill, only information relating to ZigZag is presented below. Nevertheless, similar to the TFSS and AVPS cases, the directors and management have considered and assessed reasonably possible changes for key assumptions and have not identified any instances that could cause the carrying amount of the Yocuda CGU to exceed its recoverable amount.
ZigZag
In the case of ZigZag, the recoverable amount of the CGU has been assessed based on the fair value less cost of disposal of the underlying assets. This has been determined based on a market approach utilizing 2022 and 2021 trading multiples of comparable companies, calculated as enterprise value divided by projected 2022 revenue based on recent private transactions. Given the business profile of ZigZag, management considered comparable companies to be those with exposure to eCommerce and logistics, with a high growth profile and of a similar size.
Taking into consideration that ZigZag is a start-up operating at a loss until March 31, 2022, management deemed the revenue multiple as the key valuation metric. Adjusted EBITDA and net income multiples were not considered, given (i) ZigZag is a start-up operating at a loss as at March 31, 2022 and (ii) several of the peers are expected to be similarly operating at a loss.
The implied median 2022 revenue multiple for the peer group of ZigZag is approximately 5.8x (when the agreed valuation of ZigZag upon acquisition, including the earn-out, implied, when divided by its then projected 2021 revenue, a revenue multiple of approximately 4x), when the values for the peer group ranged from 4.6x to 14.7x, resulting in a derived fair value less cost of disposal that exceeded the carrying amount by EUR79.4 million, with the percentage by which the ZigZag recoverable amount exceeded the carrying value being 217%.
The sensitivity analysis for ZigZag showed that the recoverable amount would equate to the carrying amount of ZigZag if the 2022 revenue projections or comparable peer revenue multiple would be decreased by approximately 50% or became 2.6x, respectively. Apart from what is disclosed above, the directors and management have considered and assessed reasonably possible changes in assumptions, and have not identified any instances that could cause the carrying amount of the ZigZag CGU to exceed its recoverable amount.
Trademarks
Trademarks are classified as intangible assets either with a definite or indefinite useful life.
As part of business combinations in 2012, when Silver Lake and Partners Group acquired Global Blue Group and in 2016, when Global Blue acquired Currency Select, new intangibles were identified and defined as trademarks. The fair value of trademarks was determined by calculating their value-in-use with the "Relief from Royalty" method. The assets will be fully amortized by July 2032.
No impairment tests have been performed for trademarks as there were no impairment indicators identified.
Customer Relationships
As part of business combinations in 2012 and 2016 new intangibles were identified and collectively defined as customer relationship contracts. The customer relationships have been split across the operating segments as follows:

(EUR thousand)	As of March 31
Customer relationships	2022	2021	2020	PPA initial valuation
TFSS	10,562	53,135	117,479	610,789
AVPS	2,112	3,698	8,090	44,256
Total	12,674	56,833	125,569	655,045
No impairment tests have been performed for customer relationships as there were no impairment indicators identified.

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
Software
Software consists of IT software internally developed for TFSS and AVPS businesses, the platform software, that has been acquired in respect of the Currency Select acquisition in the financial year ended March 31, 2016 with an initial fair value of EUR17.9 million and CRTS software, that has been acquired in respect of the ZigZag and Yocuda acquisitions in the financial years ended March 31, 2021 and March 31, 2022, respectively, with an initial fair value of EUR5.2 million and EUR1.2 million, respectively. Both platforms are being amortized over a 5-year period.

NOTE 17    Other non-current financial assets

(EUR thousand)	As of March 31
Other non-current financial assets	2022	2021	2020
Opening balance as of April 1	12,516	15,170	12,703
Additions	3,759	265	4,106
Repayments	(688)	(2,169)	(2,867)
Share of joint venture losses on loan receivable	(562)	(907)	(1,390)
Impairment charge of the year	(2,390)	—	—
Increase in loans to joint venture	—	—	2,850
Other	—	(121)	121
Exchange differences	71	278	(353)
Closing balance as of March 31	12,706	12,516	15,170

EUR2.6 million (EUR2.5 million as of March 31, 2021, EUR2.0 million as of March 31, 2020) of the other non-current assets is related to a receivable from an insurance company related to a pension plan in Sweden. This receivable does not meet the definition of a pension plan asset. The pension plan is denominated in SEK. Payments commenced in 2019 with a second payment stream starting in 2023 and lasting for 10 years. This receivable is revalued at market value.
EUR2.4 million (nil as of March 31, 2021, and as of March 31, 2020) impairment charge has been recognized in respect of long term receivables from Cash Paris Tax Refund in operating expenses in the income statement.
Furthermore, a major amount of the other non-current assets is related to rental agreements on different facilities and deposits paid. The fair value of other non-current receivables does not differ significantly from their book value.

NOTE 18    Financial instruments by category
The table below details the financial instruments as of March 31, 2022:

As of March 31, 2022
(EUR thousand)
Assets as per statement of financial position	At amortized cost	At FVOCI	Total
Other investments	—	3,881	3,881
Other non-current financial receivables	12,706	—	12,706
Trade receivables	100,469	—	100,469
Other current receivables (1)	14,049	—	14,049
Cash and cash equivalents	51,690	—	51,690
Balance as of March 31, 2022	178,914	3,881	182,795
(1) excluding other non-financial receivables

As of March 31, 2022
(EUR thousand)
Liabilities as per statement of financial position	At amortized cost	At FVPL	Total
Loans and borrowings	723,230	—	723,230
Warrant liabilities	—	12,051	12,051
Other non-current financial liabilities	14,286	15,419	29,705
Trade payables	166,103	—	166,103
Other current liabilities (1)	25,965	356	26,321
Accrued liabilities (1)	28,497	—	28,497
Balance as of March 31, 2022	958,081	27,826	985,907
(1) excluding other non-financial liabilities
The table below details the financial instruments as of March 31, 2021:

As of March 31, 2021
(EUR thousand)
Assets as per statement of financial position	At amortized cost	At FVPL	Total
Other investments	—	753	753
Other non-current financial receivables	12,516	—	12,516
Trade receivables	31,324	—	31,324
Other current receivables (1)	12,044	231	12,275
Cash and cash equivalents	182,783	—	182,783
Balance as of March 31, 2021	238,667	984	239,651
(1) excluding other non-financial receivables

As of March 31, 2021
(EUR thousand)
Liabilities as per statement of financial position	At amortized cost	At FVPL	Total
Loans and borrowings	720,745	—	720,745
Other non-current financial liabilities	22,048	7,423	29,471
Warrant liabilities	—	30,979	30,979
Trade payables	147,477	—	147,477
Other current liabilities (1)	24,376	9,618	33,994
Accrued liabilities (1)	32,589	—	32,589
Balance as at March 31, 2021	947,235	48,020	995,255
(1) excluding other non-financial liabilities
The table below details the financial instruments as of March 31, 2020:

As of March 31, 2020
(EUR thousand)
Assets as per statement of financial position	At amortized cost	At FVPL	Total
Other investments	—	3	3
Other non-current financial receivables	15,170	—	15,170
Trade receivables	141,306	—	141,306
Other current receivables (1)	8,100	742	8,842
Cash and cash equivalents	226,139	—	226,139
Balance as at March 31, 2020	390,715	745	391,460
(1) excluding other non-financial receivables

As of March 31, 2020
(EUR thousand)
Liabilities as per statement of financial position	At amortized cost	Total
Loans and borrowings	625,677	625,677
Other non-current financial liabilities	29,753	29,753
Trade payables	237,319	237,319
Other current liabilities (1)	37,821	37,821
Accrued liabilities (1)	37,277	37,277
Balance as of March 31, 2020	967,847	967,847
(1) excluding other non-financial liabilities

NOTE 19    Trade receivables
The tables below details the trade receivables balances as of March 31, 2022 and the previous two financial years:

As of March 31, 2022
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	73,969	24,815	3,813	102,597
Less: Loss allowance	(1,864)	—	(264)	(2,128)
Total	72,105	24,815	3,549	100,469

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	61,878	24,532	1,966	88,376
Trade receivables overdue:
Up to 3 months	8,889	274	1,503	10,666
3 months - 6 months	744	—	39	783
More than 6 months	594	9	41	644
Total	72,105	24,815	3,549	100,469

March 31, 2021
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	26,938	3,115	5,388	35,441
Less: Loss allowance	(3,454)	(258)	(405)	(4,117)
Total	23,484	2,857	4,983	31,324

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	20,329	898	3,550	24,777
Trade receivables overdue:
Up to 3 months	2,264	1,184	996	4,444
3 months - 6 months	451	775	16	1,242
More than 6 months	440	—	421	861
Total	23,484	2,857	4,983	31,324

March 31, 2020
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	103,930	22,864	19,213	146,007
Less: Loss allowance	(3,013)	(141)	(1,547)	(4,701)
Total	100,917	22,723	17,666	141,306

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	67,275	14,644	7,300	89,219
Trade receivables overdue:
Up to 3 months	28,947	7,662	6,800	43,409
3 months - 6 months	3,335	269	944	4,548
More than 6 months	1,360	148	2,622	4,130
Total	100,917	22,723	17,666	141,306
Trade receivables overdue relate to a number of independent customers for whom there is no recent history of defaults.
The fair value of trade receivables approximates the carrying amount.
The table below details the movements of the expected credit losses of trade receivables:

(EUR thousand)
Movements of the expected credit losses of trade receivables	2022	2021	2020
Opening balance as of April 1	(4,117)	(4,701)	(3,575)
Income statement charge for the year	(515)	(1,447)	(2,306)
Write-offs	860	1,040	184
Reversal of unused amounts	1,563	869	913
Exchange differences	81	122	83
Closing balance as of March 31	(2,128)	(4,117)	(4,701)
The recognition and release of expected credit losses for impaired trade receivables have been included in operating expenses in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash. The maximum exposure to credit risk at the reporting date is the carrying value of trade receivables and it is managed by each business unit based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment.

NOTE 20    Other current receivables

(EUR thousand)	As of March 31
Other current receivables	2022	2021	2020
Input VAT	9,541	16,375	23,395
DCC receivables	7,763	3,873	4,340
Advances and deposits	3,482	2,286	2,591
Withholding taxes	2,247	2,818	2,265
Others	1,075	2,507	1,911
Government grants	1,726	3,609	—
Total	25,834	31,468	34,502
During the financial year ended March 31, 2022, the Group has received payments in respect of claimed VAT refunds in Spain and Italy related to previous financial years.
DCC receivables as of March 31, 2022 include acquirer settlements (financial institutions that process credit or debit card payments on behalf of a merchant) for which cash was not yet received at year end.

Government grants both as of March 31, 2022, and March 2021 mostly comprise of COVID-19 relief measures. For further details please refer to Note 43.

NOTE 21    Prepaid expenses

(EUR thousand)	As of March 31
Prepaid expenses	2022	2021	2020
Insurance costs	422	1,428	2,052
Office and IT-related expenses	3,803	3,032	3,013
Contracts with customers	733	132	1,586
Other prepaid expenses	678	779	1,268
Total	5,636	5,371	7,919

NOTE 22    Cash and cash equivalents
Cash and cash equivalents consist of cash and bank accounts and are payable on demand. The bank accounts earn interest at various rates which differ by account. The deposits consist of highly liquid money market instruments, with withdrawal periods of no more than 3 months.

(EUR thousand)	As of March 31
Cash and cash equivalents	2022	2021	2020
Deposits	3,438	63,036	84,884
Cash and bank balances	48,252	119,747	141,255
Total	51,690	182,783	226,139
The fair value of cash and cash equivalents approximates its carrying value due to its short term nature.
Please refer to Note 26 related to the pledge of cash on hand.

NOTE 23    Issued capital and reserves
Number of shares authorized and issued

	For the financial year ended March 31
	2022			2021			2020
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total	Ordinary shares
Opening balance at April 1	187,534,962	23,717,989	211,252,951	40,000,000	—	40,000,000	40,000,000
Effects of the capital reorganization on Aug 28, 2020	—	—	—	127,824,796	23,717,989	151,542,785	—
Issuance of share capital	—	—	—	5,929,477	—	5,929,477	—
Conversion of preference shares into ordinary shares	—	—	—	—	(5,929,477)	(5,929,477)	—
Assign the preference shares to ListCo.	—	—	—	—	5,929,477	5,929,477	—
Issuance of share capital (February 2021)	—	—	—	7,000,000	—	7,000,000	—
Issuance of share capital (March 2021)	—	—	—	6,666,665	—	6,666,665	—
Issuance of share capital (September 2021)	5,000,000	—	5,000,000	—	—	—	—
Exercises of warrants	—	—	—	114,024	—	114,024	—
Cancellation of preference shares	—	(5,929,477)	(5,929,477)	—	—	—	—
Closing balance at March 31	192,534,962	17,788,512	210,323,474	187,534,962	23,717,989	211,252,951	40,000,000
During the financial year ended March 31, 2022, 5,000,000 ordinary shares were issued in the parent company and held as treasury shares by Global Blue Group II GmbH solely to be issued to management in connection with the approved Management Incentive Plans.
During the financial year ended March 31, 2022, 5,929,477 preference shares were cancelled in the parent company and the reduction amount was allocated to the share premium.
During the financial year ended March 31, 2021, 151,542,785 ordinary and preference shares were issued in connection with the capital reorganization that took place on August 28, 2020.
During the financial year ended March 31, 2021, the Company issued 5,929,477 ordinary shares to existing investors in exchange for held preference shares. These shares were held by the Company with the intention to cancel at the next General Meeting.
During the financial year ended March 31, 2021, 7,000,000 ordinary shares were issued in the parent company and held as treasury shares by Global Blue Group II GmbH solely to be issued to management in connection with the approved Management Incentive Plans.
During the financial year ended March 31, 2021, 6,666,665 ordinary shares were issued to buy ZigZag Global, a leading e-commerce returns SaaS platform.
During the financial year ended March 31, 2021, 114,024 Public Warrants were exercised at a 1:1 equivalent to ordinary shares. Please refer to Note 41 for further details.

There were no changes in the number of the shares authorized and issued during the financial year ended March 31, 2020.
Treasury shares

For the financial year ended March 31, 2022

Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total

Opening balance as of April 1, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
Conversion of shares	34,711	(34,711)	—	(366)	366	—
Acquisition of treasury shares (September 2021)	5,000,000	—	5,000,000	(46)	—	(46)
Acquisition of treasury shares (January 2022)	1,217	236	1,453	(9)	(2)	(11)
Vested RSA shares March 2022	(92,479)	—	(92,479)	1	—	1
Closing balance as of March 31, 2022	12,995,018	104,371	13,099,389	(9,297)	(882)	(10,179)
During the financial year ended March 31, 2022, 1,453 ordinary and preference shares were acquired from a former board member and held as treasury shares by Global Blue Group II GmbH, while 92,479 ordinary shares were vested and transferred to the employees under the Company’s Restricted Share Award program. The shares were transferred out of the treasury shares held in custody of Global Blue Group II GmbH.

For the financial year ended March 31, 2021

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
During the financial year ended March 31, 2021, 1,190.415 ordinary and preference treasury shares were acquired in connection with the capital reorganization that took place on August 28, 2020.
During the financial year ended March 31, 2021, 7,000,000 ordinary shares were issued in the parent company and held as treasury shares by Global Blue Group II GmbH solely to be issued to management in connection with the approved Management Incentive Plans.

There were no treasury shares transactions in the financial year ended March 31, 2020.

NOTE 24    Non-controlling interests
Non-controlling interests represent the participating interests of third parties in the Group's equity and are comprised of the following Group entities:

(EUR thousand)	As of March 31
Non-controlling interests	2022	2021	2020
Global Blue TFS Japan Co Ltd	3,180	3,969	4,873
Global Blue Lebanon SAL	299	472	714
Global Blue Touristik Hizmetler A.Ş.	713	1,234	1,917
Global Blue Management & Co S.C.A.	—	—	(508)
Global Blue Russia AO	1,153	581	833
Global Blue Russia Holdings B.V.	349	320	325
Global Blue Cross Border SA	—	203	222
Global Blue Pazarlama Destek ve Teknoloji Hizmetleri A.S	38	—	—
Total Non-controlling interests	5,732	6,779	8,376
Summarized financial information on subsidiaries with material non-controlling interest
Set out below is the summarized financial information for each subsidiary that has a non-controlling interest that is material for the Group.

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.			Global Blue Turistik Hizmetler A.Ş.
	As of March 31
	2022	2021	2020	2022	2021	2020
Current
Assets	4,102	4,308	13,513	4,724	2,821	6,386
Liabilities	10,331	10,841	19,978	4,174	2,134	5,498
Total current net assets (liabilities)	(6,229)	(6,533)	(6,465)	550	687	888
Non- current
Assets	12,712	14,630	16,404	1,150	1,118	1,239
Liabilities	—	4	—	592	630	512
Total non-current net assets (liabilities)	12,712	14,626	16,404	558	488	727
Net assets	6,483	8,093	9,939	1,108	1,175	1,615

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.			Global Blue Turistik Hizmetler A.Ş.
	For the financial year ended March 31
	2022	2021	2020	2022	2021	2020
Revenue	3,384	3,084	20,375	3,452	1,326	5,525
Profit / (Loss) for the year from continuing operations	(1,320)	(1,140)	8,120	2,067	267	2,371

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.			Global Blue Turistik Hizmetler A.Ş.
	For the financial year ended March 31
	2022	2021	2020	2022	2021	2020
Net increase (decrease) in cash and cash equivalents	(23)	(7,851)	8,709	721	(1,034)	1,248

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
March 31, 2021
As of August 28, 2020, as part of the Group capital reorganization and merger with FPAC, the Management Equity Plan (MEP) ceased to exist. The movement in the share-based payment liability during the period is reflected below:

(EUR thousand)
SBP	2021
Opening balance as of April 1	7,396
Valuation up to August 27	974
SBP value as of August 27	8,370
Expense recognized in the profit and loss upon capital reorganization	58,744
SBP value as of August 28	67,114
Cash settlements upon reorganization	(29,333)
Conversion upon reorganization of remaining SBP liability to equity at FV	(37,781)
Closing balance as of March 31, 2021	—
NC-PECs
The NC-PECs were part of the management investment and incentive plan put in place during the 2012 Leveraged Buy-Out (“LBO”).
As of August 28, 2020, as part of the Group capital reorganization and merger with FPAC, the NC-PECs ceased to exist. The NC-PECs were liability classified as they were cash-settled. Prior to conversion into shares of the Company during the IPO, the NC-PEC’s were revalued according to IFRS 2 as at the conversion date and reclassified in equity upon conversion from a cash-settled plan to an equity-settled plan.
The movement in the NC-PECs liability is reflected below:

(EUR thousand)	For the financial year ended March 31
NC-PECs	2021	2020
Nominal value including accrued interest on NC-PECs issued at the beginning of the year	1,920	1,750
Mark-to-market fair value charge	(138)	—
Accrued interests on NC-PECs	79	(5)
Transfer to equity	(1,861)	—
Reclassifications	—	175
Total value of NC-PECs direct investment	—	1,920
Value at the beginning of the year	2,971	2,744
Accrued interest	120	227
Derecognition of residual amount to profit and loss	(101)	—
Transfer to equity	(2,990)	—
Reclassifications	—	—
Interest bearing obligations towards senior management of Global Blue Group	—	2,971
Total value of NC-PECs including accrued interest	—	4,891

(Thousand of units)	For the financial year ended March 31
NC-PECs	2021	2020
NC-PECs issued at the beginning of the year	927	927
Issuance of NC-PECs	—	—
Transfer of NC-PECs to equity	(927)	—
Number of NC-PECs issued	—	927

Share-based payment plans in place
As part of Global Blue’s Management Incentive Plan (“MIP”) the board has decided to issue a series of equity grants in the form of Global Blue share options (SOP) and Global Blue restricted shares (RSA).
Participation in these plans is at the board’s discretion and subject to the consent of the individual receiving the grant.
Equity settled share options - SOP
Holders of share options once vested are granted the right to purchase the Company’s shares at the exercise price.
On June 25, 2019, 0.5 million share options with an exercise price of US$10.59, were granted to employees of the Group, 50 percent with the vesting date June 24, 2022 and 50 percent with the vesting date June 24, 2024.
On November 12, 2020, a total of 8.0 million share options were granted to employees of the Group. Four tranches of options vesting on four respective vesting dates have been granted. Within each respective tranche, there are a further four tranches of options with four different exercise prices, as below:

Share options granted (thousands)	Mar 5, 2022	Sep 5, 2022	Sep 5, 2023	Sep 5, 2024	Total
US$8.50	971	324	647	647	2,589
US$10.50	822	274	548	548	2,192
US$12.50	673	224	448	448	1,793
US$14.50	523	175	349	349	1,396
Total	2,989	997	1,992	1,992	7,970
The vesting date of the share options granted has been changed based on BoD approval. The change had no significant impact on calculation and the costs recognized in the income statement. The table above represents the current vesting dates.
The following table shows the SOPs granted and outstanding at the beginning and end of the reporting period:

	For the financial year ended March 31
	2022		2021
	Average exercise price per share option (USD)	Number of options (thousands)	Average exercise price per share option (USD)	Number of options (thousands)
As of April 1	10.98	8,457	—	—
Granted during the year	—	—	10.98	8,457
Forfeited during the year	10.98	(477)	—	—
As of March 31	10.98	7,980	10.98	8,457
Vested and exercisable of March 31	11.00	2,925	—	—
No options expired during the periods presented above.
Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Share options outstanding (thousands)			For the financial year ended March 31
Grant date	Expiry date	Exercise price (USD)	2022	2021
June 25, 2019	June 23, 2027	10.59	461	487
November 12, 2020	August 15, 2026	8.50	2,443	2,589
November 12, 2020	August 15, 2026	10.50	2,068	2,192
November 12, 2020	August 15, 2026	12.50	1,692	1,793
November 12, 2020	August 15, 2026	14.50	1,316	1,396
Total			7,980	8,457
Weighted average remaining contractual life of options outstanding at the end of the period			4.4 years	5.4 years

The fair value was calculated using a binomial option pricing model. The model inputs were:

	2019 SOP	2020 SOP
Fair value at grant date (USD)	1.03	0.57	0.20	0.06	0.01
Share price at grant date (USD)	10.59	10.34	10.34	10.34	10.34
Exercise price (USD)	10.59	8.50	10.50	12.50	14.50
Expected volatility	25%	50%	50%	50%	50%
Risk free interest rate	1.91%	0.50%	0.50%	0.50%	0.50%
Due to the limited history of the company’s publicly traded shares, the volatility for all plans was calculated based on the historical share price volatility of a peer group which consists of similar publicly traded companies. This list of peers was selected from the peer group which was jointly defined by FPAC management and Global Blue management for the purpose of business valuation prior to the business reorganization
Equity settled restricted share grants - RSA
Under this plan, participants are granted Company’s ordinary shares if they remain in the employment of the Group, and certain market and non-market conditions are met:
•service condition: the employee remain in the employment of the Group
•market performance conditions: increase of the absolute total shareholder return and benchmarking the total shareholder return to the MSCI ASWI index
•non-market performance condition: measured by adjusted net income compound annual growth rate (CAGR) .
The shares are issued at the grant date and held as treasury shares until the vesting.
The following table shows the RSAs granted and outstanding at the beginning and end of the reporting period:

Number of shares (thousands)	For the financial year ended March 31
	2022	2021
As of April 1	475	—
Granted during the year	1,426	475
Vested during the year	(93)	—
Forfeited during the year	(134)	—
As of March 31	1,674	475
Weighted average fair value (USD)	6.62	8.65

The estimated fair value is calculated based on the share price as at grant date, adjusted using the probability of achievement of the market-based performance conditions. The estimated fair value is based on the assumption that the service condition and non-market performance condition will be fully met. The model inputs were the share price at grant date and the risk free interest rate as stipulated in the table below. No dividend payments were considered in the fair value.

Grant date	Nov 12, 2020	Nov 12, 2020	Nov 12, 2020	Oct 12, 2021	Oct 12, 2021	Oct 12, 2021	Oct 12, 2021	Oct 12, 2021	Oct 12, 2021
Vesting date	Sep 5, 2022	Sep 5, 2023	Sep 5, 2024	Sep 5, 2022	Sep 5, 2023	Sep 5, 2024	Sep 5, 2025	Sep 5, 2022	Sep 5, 2023
Share price at grant date (USD)	10.34	10.34	10.34	6.60	6.60	6.60	6.60	6.60	6.60
Risk free interest rate	0.16%	0.22%	0.30%	0.10%	0.21%	0.40%	0.62%	0.10%	0.21%
Fair value per share (USD)	8.65	8.65	8.65	5.48	5.48	5.48	5.48	6.60	6.60
Expenses amounting to EUR4.5 million (EUR1.2 million for the financial year ended March 31, 2021) related to the above-mentioned plans, were recorded during the period with a corresponding increase in equity. All of these plans are equity settled in accordance with IFRS 2.

NOTE 26    Loans and borrowings

(EUR thousand)		As of March 31
Interest-bearing loans and borrowings from credit institutions	Note	2022	2021	2020
Non-current financing - Term senior debt		—	—	634,267
Non-current financing - Senior debt facility		630,000	630,000	—
Capitalized financing fees		(6,446)	(8,255)	(9,672)
Revolving Credit Facility (RCF)		99,000	99,000	—
Other bank overdraft		676	111	1,081
Total	18	723,230	720,856	625,676
Current portion		676	111	1,081
Non-current portion		722,554	720,745	624,595
Total	18	723,230	720,856	625,676

(EUR thousand)	As of March 31
	2022			2021			2020
	Carrying value	Fair value	Effective interest	Carrying value	Fair value	Effective interest	Carrying value	Fair value	Effective interest
Term senior debt	—	—	n.a.	—	—	n.a.	625,507	613,220	3.61%
Senior debt facility	623,554	631,864	3.13%	621,745	640,836	3.18%	—	—	n.a.
Capitalized financing fees - RCF	—	—	n.a.	—	—	n.a.	(912)	(912)	n.a.
Revolving Credit Facility (RCF)	99,000	99,000	2.50%	99,000	—	2.50%	—	—	n.a.
Total non-current	722,554	730,864		720,745	739,836		624,595	612,308
Other bank overdraft	676	676	10.75%	111	111	n.a.	1,081	1,081	n.a.
Total current	676	676		111	111		1,081	1,081

Total	723,230	731,540		720,856	739,947		625,676	613,389
The fair value of Senior debt facility loan has been estimated by discounting future cash flows using the nominal interest rate of the Senior debt facility. The fair value has been measured using observable inputs (level 2) in line with the fair value hierarchy.
The effective interest rate of the Term senior debt comprises of the amortization of debt costs, effects of IFRS 9 and the nominal interest rate of the debt.
On August 28, 2020, the group entered into a new Senior Facilities Agreement ("SFA").
The SFA comprises of a term loan of EUR630.0 million, fully drawn since inception and a Revolving Credit Facility (“RCF”) of EUR100.0 million which was drawn in cash for EUR99.0 million. The proceeds from the term loan under the SFA were used to fully repay the term loan of EUR630.0 million and amounts outstanding under the RCF of EUR79.0 million under the previous Term senior debt. The SFA has a maturity date of August 28, 2025.
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
On December 16, 2020, based on the Total Net Leverage on September 30, 2020, the applicable interest conditions (margin included) on the term loan and the RCF moved to 2.75% and 2.50% (2.00% and 1.75% as of

August 28, 2020) respectively reflecting the change in credit risk. No change in these interest conditions has occurred since that date and as of March 31, 2022.
The financial covenant associated with the SFA is based on a predetermined Total Net Leverage level and is being tested semi-annually. Following the waiver described below, the first test date will be as of March 31, 2023, and the Company will be required to have a Total Net Leverage Ratio, defined as the ratio of Total Net Senior Debt as of March 31, 2023 to Consolidated Pro Forma EBITDA4 for the financial year ending March 31, 2023. lower than 4.75x.
On February 3, 2021, Global Blue obtained a covenant waiver from its lenders under the SFA. The waiver provides that the semi-annual total net leverage financial covenant under the Facilities Agreement shall not be tested on the first two test dates, which would have been September 30, 2021 and March 31, 2022 as originally envisaged by the Facilities Agreement. On October 4, 2021, the waiver period was extended. Consequently, the first testing date of the total net leverage financial covenant will be March 31, 2023 (the “First Test Date”).
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
Under the SFA, on the First Test Date, the leverage ratio (being the ratio of total net debt to consolidated pro forma EBITDA of the Group) is required to be equal to or less than 4.75:1 (the “March 2023 Test”). No event of default will occur under the SFA if the Group has received sufficient proceeds from any equity contributions or subordinated debt which can be deemed to be applied to increasing the amount of consolidated pro forma EBITDA of the Group (an “EBITDA Cure”) or decreasing total net debt of the Group for the purposes of calculating the leverage ratio for the relevant test period. Based on the financial projections and forecasted liquidity of the Group, together with receipt of proceeds of the equity and debt transactions described in Note 44 which have been applied as an EBITDA Cure, Global Blue anticipates that it will be in compliance with the March 2023 Test.
The debt costs related to the old “SFA”, amounting to EUR9.7 million, were fully expensed in the financial year ended March 31, 2021.
For the senior debt facility, EUR9.3 million debt costs were recognized related to the new SFA. Out of this amount, EUR2.9 million were amortized as of March 31, 2022 (EUR1.1 million as of March 31, 2021).
4 Defined as consolidated operating profit from ordinary activities before taxation adjusted for items such as any financing costs; amortization, depreciation, and impairment of assets; non-cash costs; exceptional items etc.

Security
First-ranking security has been provided in favor of the lenders under the new SFA. This security includes pledges on the assets of material subsidiaries of the Company at the time of the conclusion of the transaction to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.

(EUR thousand)		As of March 31
Security	Notes	2022	2021	2020
Pledge of shares of consolidated companies (net equity in subsidiaries)		163,029	236,808	93,743
Pledge of trade receivables, other current receivables, prepaid expenses and income tax receivable	19, 20, 21	48,617	17,609	94,286
Pledge of cash in hand	22	6,913	4,918	169,952
Bank overdrafts
Local credit facilities are available in certain jurisdictions and the facilities as per the end of the financial year are limited to EUR8.4 million (EUR18.2 million as of March 31, 2021, EUR21.4 million as of March 31, 2020). None of these local overdraft facilities were drawn as of March 31, 2022.
Revolving Credit Facility (“RCF”)
The total drawings under the RCF as of March 31, 2022 were EUR99.1 million (EUR99.2 million as of March 31, 2021). This consists of EUR99.0 million of cash drawings, and EUR0.1 million (EUR0.2 million March 31, 2021) of non-cash guarantees issued for commercial and financial reasons. This leaves the Group with EUR0.9 million (EUR0.8 million March 31, 2021) undrawn capacity. The RCF capacity does not qualify as cash and cash equivalents. Under the SFA, Global Blue is permitted to maintain the current level of cash drawings from the RCF until the maturity date of the facility, being August 28, 2025. At this moment, Global Blue does not intend to repay the cash drawings under the RCF within the next 12 months.

NOTE 27    Other non-current financial liabilities

(EUR thousand)		As of March 31
Other non-current financial liabilities	Notes	2022	2021	2020
Put options related to acquisitions		15,419	7,423	—
Lease liabilities non-current	14	11,319	19,122	27,750
Other non-current liabilities	17	2,967	2,926	2,003
Closing balance as of March 31		29,705	29,471	29,753
For all disclosed periods, the Other non-current liabilities are related to a pension liability plan in Sweden and the corresponding revaluations. For further details please refer to Note 17.

(EUR thousand)	For the financial year ended March 31
	2022	2021
	Put options	Put options
Opening balance as of April 1	7,423	—
Acquisition of subsidiaries	6,792	7,374
Changes in fair value recognized in income statement	1,925	—
Derecognition of options	(895)	—
Exchange differences	174	49
Closing balance as of March 31	15,419	7,423
As of March 31, 2022 the put options comprise of EUR7.7 million and EUR7.7 million related to the acquisitions of ZigZag and Yocuda respectively; for further information refer to Note 36. The derecognition of the options is related to a bad leaver,
The fair value of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The Group recognized EUR1.9 million of accretion expense for the financial year ended March 31, 2022 associated with put options.
The key assumptions used in the valuation were:

	ZigZag	Yocuda	Relationship of the unobservable inputs to fair value
Revenue volatility	—	17.2%	The higher the revenue volatility, the higher the fair value
Gross profit volatility	41.7%	—	The higher the gross profit volatility, the lower the fair value
IRR	14.6%	21.6%	The higher the IRR, the lower the fair value
Exit probability (Sale, Disposal or Listing)	10%	10%	n/a
Exit initiated by Managers	90%	90%	n/a

For the fair values of the put options, reasonably possible changes at the reporting date to one significant input, holding other inputs constant would effect the income statement:

(EUR thousand)	For the financial year ended March 31
	2022		2021
	ZigZag	Yocuda	ZigZag
Expected volatility 5% decrease	(280)	66	(307)
Expected volatility 5% increase	294	(71)	279

NOTE 28    Deferred income tax assets and liabilities

(EUR thousand)	For the financial year ended March 31
Net movement of deferred tax assets/(liabilities)	2022	2021	2020
Opening balance as of April 1	11,010	(22,215)	(38,512)
Acquisition of subsidiaries	(309)	(1,305)	—
Recognized in income statement	16,174	34,167	16,198
Recognized in other comprehensive income	(570)	108	307
Exchange differences	93	255	(208)
Closing balance as of March 31	26,398	11,010	(22,215)
The amounts of deferred tax recognized in the consolidated statement of financial position comprise the following deferred tax assets/(liabilities):

(EUR thousand)	As of March 31
	2022		2021		2020
Deferred tax balances
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Balances with movements recognized in income statement
Trade receivables	118	(57)	212	—	489	(2)
Property, plant and equipment	357	(1,843)	619	(2,274)	507	(834)
Intangible assets	414	(3,021)	584	(3,163)	333	(1,516)
Current liabilities	4,219	(217)	3,419	(366)	3,798	(107)
Loans and borrowings	1,667	—	2,848	—	2,681	—
Other items	956	(26)	1,107	(230)	2,189	(2,752)
Deferred tax on tax credits	1,711	—	1,643	—	1,028	—
Tax value of loss carry-forwards recognized	29,670	—	23,405	—	3,939	—

Balances with movements recognized in other comprehensive income
Retirement benefit obligations	—	(422)	148	—	40	—

Reclassifications	(2,609)	2,609	(3,393)	3,393	(2,655)	2,655

Deferred tax balances related to acquired intangibles in business combination (2012 LBO)
Intangible assets TFS	—	(2,236)	—	(8,944)	—	(15,652)
Intangible assets TFS KA's and NA's	—	—	—	(2,305)	—	(9,219)
Intangible assets DCC Acquirers	—	—	—	(319)	—	(1,290)
Intangible assets Global Blue Trademark	—	(4,892)	—	(5,374)	—	(5,847)
Total	36,503	(10,105)	30,592	(19,582)	12,349	(34,564)

(EUR thousand)	As of March 31

Deferred tax recoverability	2022	2021	2020

Deferred tax assets to be recovered within 12 months	2,000	1,389	4,659
Deferred tax assets to be recovered after more than 12 months	34,503	29,203	7,690
Deferred tax assets	36,503	30,592	12,349

Deferred tax liabilities to be recovered within 12 months	(7,863)	(2,936)	(892)
Deferred tax liabilities to be recovered after more than 12 months	(2,242)	(16,646)	(33,672)
Deferred tax liabilities	(10,105)	(19,582)	(34,564)
Deferred tax assets include an amount of EUR27.3 million which relates to carried-forward tax losses of the Australian, German, Spanish, Swiss, Japanese and Italian subsidiaries, all of which are operating in the Group’s key markets from a revenue and profit-generating perspective. These losses were incurred over the last two financial years due to the coronavirus pandemic and the resulting travel restrictions which caused a significant reduction in revenues. Based on the latest 5-year forecast, these entities are expected to generate sufficient taxable profits against which the incurred losses can be offset. Therefore, the Group has concluded that the deferred tax assets will be recoverable. The losses can be carried forward indefinitely with the exception of Switzerland and Japan, where the losses are expected to expire after 7 years and 10 years respectively.
Out of the EUR450.7 million (EUR382.7 million as of March 31, 2021, EUR220.9 million as of March 31, 2020) total tax loss carried forward, for a portion of EUR173.7 million (EUR128.6 million as of March 31, 2021, EUR14.5 million as of March 31, 2020) a deferred tax asset has been recognized, while for a portion of EUR277.0 million (EUR254.1 million as of March 31, 2021, EUR206.4 million as of March 31, 2020) no deferred tax asset has been recognized as it is not probable that future taxable profits, which the Group can utilize the benefits from, will be available. The unused tax losses were mainly incurred in holding entities which are not likely to generate taxable income in the foreseeable future. A large part of the tax losses carried forward, for which no deferred tax has been recognized, either expires after 5 years or has no expiration date. An expiry date schedule is provided below:

(EUR thousand)	As of March 31
Deferred tax assets have not been recognized in respect of the following tax losses:	2022	2021	2020
Expiry within 1 year	454	18,874	94
Expiry 1-2 years	715	794	19,148
Expiry 2-5 years	6,457	678	83,397
Expiry after 5 years	51,525	44,337	54,242
No expiration	217,799	189,404	49,496
Total	276,950	254,087	206,377

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

Commitments regarding retirement pension and family pension for employees in Switzerland are secured externally through a defined benefit plan and accounted for accordingly. For employees in Austria, Korea, Italy, Turkey and France, the commitment relates to a severance benefit paid at retirement as governed by local law.
For the financial year ended March 31, 2022, new retirement and severance benefit plans have been registered in Italy and Slovakia, governed by local law and in Japan and Spain, governed by individual employment contracts.
For employees in Australia, the commitment relates to a long service leave plan, as governed by local law.

(EUR thousand)	As of March 31
	2022	2021	2020
Balance sheet obligations for:
Pension benefits liability	4,190	7,020	7,619
Long service leave	487	536	343
Income statement (credit) charge for:
Pension benefits	1,398	1,106	1,155
Long service leave	(46)	199	76
Other comprehensive (income)/loss:
Remeasurements of post employment benefit obligations	(3,826)	(52)	2,162
The table below reconciles the net obligation in respect of the Group’s pension plans and other post-employment benefit plans with the amounts recognized in the consolidated financial statements.

(EUR thousand)	For the financial year ended March 31
Changes in the present value of defined benefit obligation	2022	2021	2020

Defined benefit obligation as of April 1	17,149	16,939	12,822
Current service cost	2,152	721	1,202
Interest expense	73	99	166
Contributions by employees	1,807	1,473	838
(Gain)/loss from change in demographic assumptions	(350)	—	—
(Gain)/loss from change in financial assumptions	(2,342)	(130)	1,915
Experience (gains)/loss	(1,102)	94	211
Past service cost and gains and losses on settlements	(373)	—	—
Benefits paid	(4,377)	(1,369)	(884)
Settlements	(219)	23	(2)
Exchange differences	945	(701)	671
Defined benefit obligation as of March 31	13,363	17,149	16,939

(EUR thousand)	For the financial year ended March 31
Changes in the fair value of plan assets	2022	2021	2020
Opening balance fair value of plan assets	10,130	9,320	7,760
Interest income	24	28	79
Return on plan assets (excluding amounts included in net interest costs)	32	16	(36)
Contributions by employer	620	684	714
Contributions by employees	1,807	1,473	838
Benefits paid	(4,174)	(981)	(575)
Exchange differences	734	(410)	540
Closing balance fair value of plan assets as of March 31	9,173	10,130	9,320

(EUR thousand)	For the financial year ended March 31
Amounts recognized in the income statement	2022	2021	2020
Current service cost	2,152	721	1,202
Interest cost	49	71	87
Past service cost	(373)	—	—
Effect of any curtailments/settlements (+/-)	(219)	23	(3)
Unrealized FX impact	(211)	291	(131)
Total net periodic cost (income)	1,398	1,106	1,155
The expected charge to the income statement relating to post-employment plans for the financial year ending March 31, 2023 amounts to EUR1.0 (EUR1.3 for the financial year ended March 31, 2022, EUR1.5 for the financial year ended March 31, 2021).
Actuarial valuations of the Group’s benefit obligations were computed by the Group with assistance from external actuaries as of March 31, 2022, 2021 and 2020. These calculations were based on the following financial and demographic assumptions:

(%)
As of March 31, 2022
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate	1.10%	1.10%	1.20%	1.00%	2.80%	22.50%	0.30%	1.40%	1.10%
Inflation rate	—	1.00%	—	1.50%	—	—	—	—	—
Future salary increases	3.00%	1.50%	2.00%	—	2.00%	19.00%	3.00%	8.40%	—
Future pension increases	—	—	—	—	—	—	—	—	—

(%)
As of March 31, 2021
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate	0.40%	0.20%	0.40%	0.30%	2.00%	12.50%	—	—	—
Inflation rate	—	1.00%	—	1.50%	—	—	—	—	—
Future salary increases	3.00%	1.50%	2.00%	—	2.00%	15.00%	—	—	—
Future pension increases	—	—	—	—	—	—	—	—	—

(%)
As of March 31, 2020
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate	0.90%	0.30%	0.90%	0.80%	2.00%	12.00%	—	—	—
Inflation rate	—	1.00%	—	1.50%	—	—	—	—	—
Future salary increases	3.00%	1.50%	2.00%	—	2.00%	15.00%	—	—	—
Future pension increases	—	—	—	—	—	—	—	—	—
Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory. Mortality assumptions for the Group´s most significant country, Switzerland, are based on the mortality table BVG 2020 as of financial years ended March 31, 2022 and 2021, and BVG 2015 as of financial year ended March 31, 2020 for future and current retirees.

(Retirement age)
As of March 31, 2022
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Retirement age:
- Male	62	65	64	67	60	Individual	65	Individual	67
- Female	62	64	62	67	60	Individual	65	Individual	67

(Retirement age)
As of March 31, 2021
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Retirement age:
- Male	62	65	64	67	60	Individual	-	-	-
- Female	62	64	62	67	60	Individual	-	-	-

(Retirement age)
As of March 31, 2020
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Retirement age:
- Male	62	65	64	67	60	Individual	-	-	-
- Female	62	64	62	67	60	Individual	-	-	-

Maturity profile of the post-employment benefit plan	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Duration in years	11.49	17.02	15.78	9.64	11.87	8.96	8.67	23.28	11.67
Expected contributions as of March 31, 2022 in EUR thousands	—	629	—	—	—	—	—	—	—

Maturity profile of the post-employment benefit plan	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Duration in years	12.10	20.50	16.40	9.80	12.10	13.30	—	—	—
Expected contributions as of March 31, 2021 in EUR thousands	—	694	—	—	—	—	—	—	—

Maturity profile of the post-employment benefit plan	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Duration in years	13.50	20.90	16.40	10.20	12.90	13.20	—	—	—
Expected contributions as of March 31, 2020 in EUR thousands	—	725	—	—	—	—	—	—	—
The table below shows the fair value of plan assets relating to the Group’s pension and other post-employment plans, split by asset category:

(EUR thousands)	As of March 31
	2022		2021		2020
Plan assets are comprised as follows:	Value	%	Value	%	Value	%
Insurance contracts	9,173	100.0%	10,130	100.0%	9,320	100.0%
Total	9,173	100%	10,130	100%	9,320	100%
The pension plans in Switzerland are the only funded plans in the Group.

(EUR thousand)	As of March 31
Position of the post-employment benefit plan	2022	2021	2020
Present value of defined benefit obligation	13,362	17,149	16,939
Fair value of plan assets	(9,172)	(10,130)	(9,320)
Deficit in the plan	4,190	7,019	7,619
Experience adjustments on defined benefit obligation	1,102	(94)	(211)

The employer contributions to post-employment benefit plans are as of March 31, 2022 EUR0.6 million (EUR0.7 million as of March 31, 2021, EUR0.7 million as of March 31, 2020).
The tables below summarizes the percentage change in the Net defined benefit obligation as of March 31, as a result of sensitizing each of the metrics (discount rate, salary growth rate, and actuarial basis (mortality)) on a country-level:

(%)
As of March 31, 2022
Sensitivity analysis	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate - decrease by 0.5%	+5.9%	+8.9%	+8.2%	+5.0%	+6.0%	+3.8%	+4.4%	+12.2%	+6.0%
Discount rate - increase by 0.5%	-5.5%	-7.8%	-7.4%	-4.6%	-5.5%	-3.5%	-4.2%	-10.8%	-5.6%
Salary growth rate - decrease by 0.5%	-5.4%	-0.9%	-7.4%	-4.4%	-5.5%	-3.6%	-4.1%	-10.2%	-5.6%
Salary growth rate - increase by 0.5%	+5.7%	+0.9%	+8.1%	+4.7%	+5.9%	+3.8%	+4.30	+11.40	+6.00
Actuarial basis (mortality) (10.0)%	—	+1.1%	—	—	—	—	—	—	—
Actuarial basis (mortality) 10.0%	—	-1.1%	—	—	—	—	—	—	—

(%)
As of March 31, 2021
Sensitivity analysis	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate - decrease by 0.5%	+6.2%	+11.0%	+8.6%	+5.1%	+6.2%	+6.2%	—	—	—
Discount rate - increase by 0.5%	-5.8%	-9.4%	-7.8%	-4.7%	-5.7%	-5.7%	—	—	—
Salary growth rate - decrease by 0.5%	-5.7%	-1.1%	-7.7%	-4.4%	-5.6%	-5.5%	—	—	—
Salary growth rate - increase by 0.5%	+6.0%	+1.2%	+8.4%	+4.7%	+6.0%	+6.0%	—	—	—
Actuarial basis (mortality) (10.0)%	—	+1.7%	—	—	—	—	—	—	—
Actuarial basis (mortality) 10.0%	—	-1.6%	—	—	—	—	—	—	—

(%)
As of March 31, 2020
Sensitivity analysis	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate - decrease by 0.5%	+6.9%	+11.2%	+8.6%	+5.3%	+6.6%	+6.1%	—	—	—
Discount rate - increase by 0.5%	-6.4%	-9.6%	-7.7%	-4.8%	-6.1%	-5.6%	—	—	—
Salary growth rate - decrease by 0.5%	-6.3%	-1.4%	-7.7%	-4.6%	-6.0%	-5.5%	—	—	—
Salary growth rate - increase by 0.5%	+6.7%	+1.4%	+8.4%	+5.0%	+6.5%	+5.9%	—	—	—
Actuarial basis (mortality) (10.0)%	—	+1.6%	—	—	—	—	—	—	—
Actuarial basis (mortality) 10.0%	—	-1.5%	—	—	—	—	—	—	—

Commitments regarding retirement pension and family pension for employees in Sweden are secured through an insurance policy with Alecta. This is a defined benefit plan that includes several employers. The pension plan according to the supplementary pensions for salaried employees, ITP (industrins tilläggspension) which is secured by insurance policies with Alecta, is reported as a defined contribution plan. Please note that the related liabilities and assets amounting to EUR2.6 million as of March 31, 2022 (EUR2.5 million as of March 31, 2021, EUR2.0 million as of March 31, 2020) are presented under “Other non-current financial liabilities” (Note 27) and “Other non-current receivables” (Note 17), respectively.
Other pension provisions are related to pension plans for senior management. The plans have been treated as defined contribution plans. Commitments regarding endowment insurances were secured through three insurance policies with Danica, Skandia and SEB. Please note that the receivables related to these insurance policies are presented under “Other non-current receivables” (Note 17).

NOTE 30    Provisions and contingent liabilities

(EUR thousand)

Provisions	2022	2021	2020

Opening balance at April 1	2,202	2,235	1,746
Acquisition of subsidiaries	9	—	—
Additional provisions	86	1,311	511
Unwinding of discount	33	26	26
Reversals	(9)	(1,360)	(50)
Exchange differences	(8)	(10)	2
Closing balance at March 31	2,313	2,202	2,235

Current	—	—	—
Non-current	2,313	2,202	2,235
Total Provisions	2,313	2,202	2,235
Provisions primarily relate to a legal claim in Portugal and to tax risks in respect of social contributions in France. Provision charges are recognized within operating expenses and the unwinding of discount within finance costs in the income statement.
Litigations
The Group has not been involved in any legal or arbitration proceedings which may have or have had a significant effect on the Group's financial position during the last 12 months preceding the date of this document.
No contingent liabilities were identified by the Group.
NOTE 31    Trade payables

(EUR thousand)	As of March 31
Trade payables	2022	2021	2020
Merchants	62,825	48,190	113,128
Tourists	86,660	83,500	95,444
Agents	3,370	3,956	3,744
Other trade payables	13,248	11,831	25,003
Total	166,103	147,477	237,319
Trade payables include merchant commissions, refunds to tourists, acquiring fees to agents and, in other trade payables, the VAT refunds pending to be settled in France, all related to the TFSS service described in Note 2.
Due to the current nature of the payables, the carrying amount is a reasonable approximation of the fair value of the trade payables.

NOTE 32    Other current liabilities

(EUR thousand)		As of March 31
Other current liabilities	Note	2022	2021	2020
Accounts payable - Non trade		6,344	5,833	12,284
Input VAT, withholding tax		3,428	1,370	3,208
Personnel taxes		8,299	8,829	4,185
Share-based payment obligation		—	—	7,396
Lease liabilities current	14	10,538	12,578	14,001
AVPS liabilities		7,210	3,983	3,584
Other current liabilities		2,229	11,600	578
Total		38,048	44,193	45,236
As of March 31, 2021, other current liabilities include EUR9.6 million contingent consideration in respect of the acquisition of ZigZag. As the performance targets set out in the purchase agreement were not met as of December 31, 2021, the contingent consideration liability was not paid out and has been derecognized during the financial year ended March 31, 2022.
As of August 28, 2020, as part of the Group capital reorganization and merger with FPAC, the Management Equity Plan (MEP), which was recognized as a share-based payment obligation, ceased to exist. For more information, refer to Note 25.

NOTE 33    Accrued liabilities

(EUR thousand)	As of March 31
Accrued liabilities	2022	2021	2020
Salaries and related items	20,166	17,853	22,582
Interest on external loans	1,750	1,815	—
Auditors, lawyers and consultants	5,482	7,287	5,508
Advertising and promotion	218	229	656
Rent	1,291	1,011	596
IT	1,405	514	1,113
Other accrued liabilities	2,766	8,357	11,245
Restructuring costs related to employees	—	—	133
Total	33,078	37,066	41,833
As of March 31, 2022 other accrued liabilities primarily include accruals for courier costs and customer contracts. As of March 31, 2021 other accrued liabilities included an accrual for a tax penalty in France for EUR 6.5 million. On April 13, 2021 Global Blue received the corresponding collection notice from the French tax authorities and on April 15, 2021 settled the amount.

NOTE 34    Adjustments to cash from operating activities

(EUR thousand)	For the financial year ended March 31
Net other financial costs	2022	2021	2020
Net change in capitalized financing expenses (excl. yearly amortization)	—	(937)	(9)
Net change in interests payable	8	28	55
Net foreign exchange gains/(losses) on financing activities	293	(280)	3,105
Net foreign exchange losses on operational activities	(409)	(1,379)	(4,178)
Other finance income	636	2,121	1,650
Interest received	247	345	552
Other finance costs	(2,579)	(2,203)	(5,947)
Total	(1,804)	(2,305)	(4,772)

(EUR thousand)	For the financial year ended March 31
Elimination of non-cash items	2022	2021	2020
Change in provisions	109	(22)	486
Change in the value of retirement benefit obligation	371	(976)	59
Changes in share-based payments	4,471	1,239	—
Call option	359	—	—
Put options from business combinations	2,835	2,817	—
Impairment financial assets	2,390	—	—
Impairment tangible and intangible assets	444	1,676	—
Fair value (gain)/loss on derivative financial instruments	586	489	(894)
Loss from participations in associated companies	720	1,056	1,839
Loss on Share base payments and NC-PECS	—	—	1,771
Capital loss tangible and intangible assets	261	696	—
Change in fair value of warrants	(18,928)	10,856	—
ZigZag earn-out reversal	(9,500)	—	—
Acquisition of PPE under construction	(1,034)	—	—
Other	(669)	649	(322)
Total	(17,585)	18,480	2,939

NOTE 35    Cash flows from changes in working capital

(EUR thousand)	For the financial year ended March 31
	2022	2021	2020
Trade receivables	(70,781)	111,033	105,169
Other current receivables	4,350	3,450	14,690
Prepaid expenses	(225)	3,023	6,890
(Increase) / Decrease in operating receivables	(66,656)	117,506	126,749
Trade payables	19,950	(89,462)	(25,432)
Other current liabilities	3,685	(1,622)	(14,795)
Accrued liabilities	(4,046)	(6,579)	2,458
Increase / (decrease) in operating payables	19,589	(97,663)	(37,769)
Cash flows from changes in working capital	(47,067)	19,843	88,980

NOTE 36    Business combinations
Acquisitions during the year
On September 6, 2021, the Group purchased, through numerous steps, an additional 45.9% stake in Yocuda, a leading digital receipt provider based in the United Kingdom, for GBP3.0 million (EUR3.5 million). This resulted in an increase in its existing shareholding from 10.4% to 56.3% and obtaining control.
As part of the acquisition, Global Blue and the minority shareholders entered into a symmetrical put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares currently controlled by the minority shareholders. Given that the pricing formula of the options makes it virtually certain that the options will be exercised in future, the Group has derecognized the non-controlling interest and instead recognized a financial liability of the estimated amount likely to be paid to the minority shareholders of EUR6.8 million, of which EUR4.8 million represents the nominal value of the shares and is included within the total consideration of the acquisition. The Group has recognized the remaining incremental value of EUR2.0 million as remuneration expense, as the floor value included in the pricing formula of the put option represents a benefit to the minority shareholders, who will continue rendering services through their remaining involvement in Yocuda as managers. For further details on the valuation of the put options, refer to Note 27.
Yocuda has been fully consolidated for the period from September 6, 2021 to March 31, 2022 and in this period has not contributed any material results. The results from operations, had Yocuda been acquired at the beginning of the annual reporting period, are also not material.
The goodwill acquired represents synergies arising from Yocuda’s inherent value of its workforce and its capacity to develop future customer relationships and new technology. The goodwill is not expected to be deductible for tax purposes.
The key and sole intangible asset identifiable separately from goodwill is Yocuda’s technology with a fair value of EUR1.2 million as at the acquisition date. The fair value has been calculated using an average of fair value obtained through the Relief-from-Royalty approach and the Replacement Cost approach. The key assumptions used for the fair value calculations are as follows:
•Royalty rate used in the Relief-from-Royalty method of 10.5%.
•A discount of 15% has been applied to determine the replacement cost.

Prior year acquisitions
On March 19, 2021, the Group acquired 100% of the share capital of ZigZag Global Ltd. (“ZigZag”), a UK-based company operating in the e-commerce sector for a total consideration of EUR66.4 million. The performance targets set out in the purchase agreement, were not been met as of December 31, 2021 due to a delay in the implementation plan which has led to a shift of timing of cash flows outside the related earn-out period. As such, the contingent consideration liability with a fair value of EUR9.6 million as of March 31 2021 was not paid out. The gain resulting from the derecognition has been recorded in operating expenses in the income statement.
The fair value of net assets acquired and consideration paid in respect of the acquisition of businesses in the two years ended March 31, 2022 and March 31, 2021 are presented in the table below. There were no business combinations in the year ended March 31, 2020.

(EUR thousand)
	2022	2021
Net assets acquired and consideration paid	Yocuda	ZigZag Global
Software	1,236	5,223
Property, plant and equipment	—	23
Trade and other receivables	323	1,886
Cash	510	1,680
Trade and other payables	(235)	(2,575)
Income tax payable	(29)	—
Provisions	(9)	—
Borrowings	—	(2,327)
Deferred tax liabilities	(309)	(1,305)
Deferred income	(11)	—
Fair value of assets and liabilities	1,476	2,605
Goodwill arising on acquisition	7,829	63,776
Fair value of previously held equity interest	(968)	—
Consideration payable	8,337	66,381
Satisfied by:
Cash consideration paid	(3,502)	(51,879)
Cash consideration payable	—	(349)
Put option	(4,835)	(4,557)
Contingent consideration payable	—	(9,596)
Total consideration	(8,337)	(66,381)

Cash consideration paid	(3,502)	(51,879)
Cash acquired	510	1,680
Repayment of borrowings acquired	—	(2,327)
Total net cash outflow	(2,992)	(52,526)

NOTE 37    List of Global Blue entities

The consolidated financial statements represent the financial statements of Global Blue Group Holding AG based in Brüttisellen, Switzerland, and its subsidiaries as of March 31, 2022.

Global Blue Acquisition B.V. acts as a holding company for Global Blue Holland B.V. and as the finance center for the Group.

Name	Country of incorporation and place of business address		Nature of business	Ownership interest March 31, 2022	Ownership interest March 31, 2021
Global Blue Argentina S.A.	Buenos Aires	Argentina	Tax free Shopping	99.99%	99.99%
Global Blue Austria GmbH	Vienna	Austria	Tax free Shopping	100.00%	100.00%
Global Blue Service Company Austria GmbH	Vienna	Austria	Service Provider	100.00%	100.00%
Digital Export Validation GmbH	Vienna	Austria	Tax free Shopping	100.00%	100.00%
Global Blue Australia Pty Ltd	Sydney	Australia	Tax free Shopping	100.00%	100.00%
Global Blue Currency Choice Australia Pty Ltd	Sydney	Australia	Currency Choice	100.00%	100.00%
Currency Select Pty Limited	Sydney	Australia	Currency Choice	100.00%	100.00%
Global Blue Belgium	Brussels	Belgium	Tax free Shopping	100.00%	100.00%
ZigZag Global EOOD	Varna	Bulgaria	E-Commerce	100.00%	100.00%
Global Blue Bahamas Ltd	Nassau	Bahamas	Tax free Shopping	100.00%	100.00%
Global Blue Schweiz AG	Brüttisellen	Switzerland	Tax free Shopping	100.00%	100.00%
Global Blue SA	Eysins	Switzerland	Head office company	100.00%	100.00%
Global Blue Group AG	Brüttisellen	Switzerland	Holding Unit	100.00%	100.00%
Refund Suisse AG	Bottighofen	Switzerland	Tax free Shopping	100.00%	100.00%
Global Blue Cross Border SA en liquidation	Eysins	Switzerland	Tax free Shopping	70.00%	70.00%
Global Blue Group II GmbH	Brüttisellen	Switzerland	Holding Unit	100.00%	100.00%
Global Blue Currency Choice Schweiz AG	Brüttisellen	Switzerland	Currency Choice	100.00%	100.00%
Global Blue Commercial Consulting (Shanghai)	Shanghai	China	Tax free Shopping	100.00%	100.00%
Global Blue Commercial Consulting (Beijing)	Beijing	China	Tax free Shopping	100.00%	100.00%
Global Blue Cyprus Ltd	Larnaca	Cyprus	Tax free Shopping	100.00%	100.00%
Global Blue Czech Republic, s.r.o.	Prague	Czech Republic	Tax free Shopping	100.00%	100.00%
Global Blue Deutschland GmbH	Düsseldorf	Germany	Tax free Shopping	100.00%	100.00%
Global Blue New Holdings Germany GmbH	Düsseldorf	Germany	Holding Unit	100.00%	100.00%
RFND Digital GmbH	Konstanz	Germany	Tax free Shopping	100.00%	100.00%
ZigZag Global GmbH	Hamburg	Germany	E-Commerce	100.00%	—
Global Blue Danmark A/S	Copenhagen	Denmark	Tax free Shopping	100.00%	100.00%
Global Blue Eesti OÜ	Tallinn	Estonia	Tax free Shopping	100.00%	100.00%
G. Blue España SA	Madrid	Spain	Holding Unit	100.00%	100.00%
Global Blue España SA	Madrid	Spain	Tax free Shopping	100.00%	100.00%
Global Blue Acquisition España S.A.U	Madrid	Spain	Holding Unit	100.00%	100.00%
Global Blue Finland Oy	Helsinki	Finland	Tax free Shopping	100.00%	100.00%
Global Blue Administration Center North Oy	Helsinki	Finland	Service Provider	100.00%	100.00%
Global Blue France	Paris	France	Tax free Shopping	100.00%	100.00%
Global Blue Holding	Paris	France	Tax free Shopping	100.00%	100.00%
Global Blue (UK) Ltd	London	United Kingdom	Tax free Shopping	100.00%	100.00%
Global Blue Service Company UK Limited	London	United Kingdom	Service provider	100.00%	100.00%
Global Blue New Holdings UK Ltd	London	United Kingdom	Holding Unit	100.00%	100.00%
ZZ Global Blue Holding Limited	London	United Kingdom	Holding Unit	100.00%	100.00%
ZigZag Global Ltd	London	United Kingdom	E-Commerce	100.00%	100.00%
Kinphire Ltd	London	United Kingdom	Holding Unit	100.00%	—
Yocuda UK Holdings Ltd	London	United Kingdom	Holding Unit	100.00%	—
Yocuda UK Services Ltd	London	United Kingdom	E-Commerce	100.00%	—
Yocuda Network UK Ltd	London	United Kingdom	E-Commerce	100.00%	—
Yocuda Europe Ltd	London	United Kingdom	E-Commerce	100.00%	—
Yocuda Ltd	London	United Kingdom	E-Commerce	100.00%	—
eReceipts Ltd	London	United Kingdom	E-Commerce	100.00%	—

Global Blue Marketing Services Limited	London	United Kingdom	Marketing Business	100.00%	100.00%
Estera Trust Limited	St. Helier	Jersey, Channel Islands	Management Trust	100.00%	100.00%
Global Blue Hellas SA	Athens	Greece	Tax free Shopping	100.00%	100.00%
First Currency Choice Hong Kong Limited	Hong Kong	Hong Kong	Currency Choice	100.00%	100.00%
Global Blue Croatia, trgovina i turizam d.o.o.	Zagreb	Croatia	Tax free Shopping	100.00%	100.00%
Global Blue Tax Free Ireland Limited	Dublin	Ireland	Tax free Shopping	100.00%	100.00%
Global Blue á Íslandi hf	Kópavogi	Iceland	Tax free Shopping	100.00%	100.00%
Global Blue Italia S.r.l.	Milan	Italy	Tax free Shopping	100.00%	100.00%
Global Blue Service Company Italia SRL	Milan	Italy	Service Provider	100.00%	100.00%
Global Blue Currency Choice Italia S.r.l	Milan	Italy	Currency Choice	100.00%	100.00%
Global Blue Japan Co., Ltd.	Tokyo	Japan	Currency Choice	100.00%	100.00%
Global Blue TFS Japan Co., Ltd.	Tokyo	Japan	Tax free Shopping	51.00%	51.00%
Global Blue Korea Co Ltd	Seoul	Korea	Tax free Shopping	100.00%	100.00%
Global Blue Currency Choice Korea Co Ltd	Seoul	Korea	Currency Choice	100.00%	100.00%
Global Blue Holding Limited	Grand Cayman	Cayman Islands	Holding Unit	100.00%	100.00%
Global Blue Kazakhstan LLP	Astana	Kazakhstan	Tax free Shopping	100.00%	100.00%
Global Blue Lebanon SAL	Metn	Lebanon	Tax free Shopping	61.00%	61.00%
UAB Global Blue Lietuva	Vilnius	Lithuania	Tax free Shopping	100.00%	100.00%
Global Blue Luxembourg S.A.	Luxembourg	Luxembourg	Tax free Shopping	100.00%	100.00%
Global Blue Latvija SIA	Riga	Latvia	Tax free Shopping	100.00%	100.00%
Global Blue Maroc SA	Casablanca	Morocco	Tax free Shopping	100.00%	100.00%
IRIS Global Blue TRS Malaysia Sdn. Bhd.	Kuala Lumpur	Malaysia	Tax free Shopping	100.00%	100.00%
Global Blue Holland BV	Amsterdam	Netherlands	Tax free Shopping	100.00%	100.00%
Global Blue Holding B.V.	Amsterdam	Netherlands	Holding Unit	100.00%	100.00%
Global Blue Acquisition B.V.	Amsterdam	Netherlands	Finance company	100.00%	100.00%
Global Blue Russia Holdings B.V.	Amsterdam	Netherlands	Holding Unit	51.00%	51.00%
Global Blue Norge AS	Lysaker	Norway	Tax free Shopping	100.00%	100.00%
Currency Select New Zealand Pty Ltd	Auckland	New Zealand	Currency Choice	100.00%	100.00%
Global Blue Peru S.A.C.	Lima	Peru	Tax free Shopping	100.00%	—
Global Blue Polska Sp. Zo.o.	Warsaw	Poland	Tax free Shopping	100.00%	100.00%
Global Refund Portugal Lda.	Lisbon	Portugal	Tax free Shopping	100.00%	100.00%
GBFTSP - Finance And Technology Services Portugal, Unipessoal LDA	Porto	Portugal	Service provider	100.00%	—
Global Blue d.o.o. Beograd - Novi Beograd	Belgrad	Serbia	Tax free Shopping	100.00%	100.00%
Global Blue Russia AO	Moscow	Russia	Tax free Shopping	51.00%	51.00%
Global Blue Sverige AB	Stockholm	Sweden	Tax free Shopping	100.00%	100.00%
Global Blue Sweden Holdings AB	Stockholm	Sweden	Holding Unit	100.00%	100.00%
Global Blue Service AB	Stockholm	Sweden	Service provider	100.00%	100.00%
Global Blue Holdings AB	Stockholm	Sweden	Holding Unit	100.00%	100.00%
Global Blue Currency Choice Service Europe AB	Stockholm	Sweden	Currency Choice	100.00%	100.00%
Global Blue Singapore Pte Ltd	Singapore	Singapore	Tax free Shopping	100.00%	100.00%
Global Blue Service Company Singapore Pte Ltd	Singapore	Singapore	Service provider	100.00%	100.00%
Global Blue Currency Choice Singapore Pte Ltd	Singapore	Singapore	Currency Choice	100.00%	100.00%
Global Blue d.o.o.	Ljubljana	Slovenia	Tax free Shopping	100.00%	100.00%
Global Blue Slovakia s.r.o.	Bratislava	Slovakia	Service provider	100.00%	100.00%
Global Blue (Thailand) Co. Limited	Bangkok	Thailand	Currency Choice	100.00%	100.00%
Global Blue Turistik Hizmetler AS	Istanbul	Turkey	Tax free Shopping	60.00%	60.00%
Global Blue Pazarlama Destek ve Teknoloji Hizmetleri A.S	Istanbul	Turkey	Currency Choice	60.00%	—
Far Point Acquisition Corporation	Wilmington	USA	Holding Unit	100.00%	100.00%
ZigZag Global LLC	Dover	USA	E-Commerce	100.00%	100.00%
Global Blue Argentina S.A. Sucursal Uruguay	Montevideo	Uruguay	Tax free Shopping	99.99%	99.99%
Global Blue South Africa Pty Ltd	Johannesburg	South Africa	Tax free Shopping	51.00%	—
NOTE 38     Additional information—Financial Statement Schedule I

Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Global Blue Group Holding AG’s (“the Parent Company”) consolidated subsidiaries as of March 31, 2022 exceeded the 25% threshold.
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
As of March 31, 2022 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.
During the year ended March 31, 2022 and 2021 no cash dividends were either declared nor paid by the Company.
The Parent Company was established on December 10, 2019. From this incorporation date through to August 28, 2020, the date of the capital reorganization, the Company had no material assets and did not operate any businesses. Therefore, the current note has been prepared for the financial year ended March 31, 2022 and for the financial year ended March 31, 2021, and no comparative figures have been presented for the financial year ended March 31, 2020.
Condensed income statement of the Parent Company

(EUR thousand)	For the financial year ended March 31
	2022	2021
Operating Income/(expenses)	10,111	(155,501)
Dividend income	—	68,431
Net finance costs	517	50
Profit / (Loss) before tax	10,628	(87,020)
Income tax expense	(667)	(446)
Profit / (Loss) for the year	9,961	(87,466)

There were no items of other comprehensive loss or income in the years ended March 31, 2022 and 2021 therefore no statement of comprehensive income has been presented.

Condensed statement of financial position of the Parent Company

(EUR thousand)	As of March 31
	2022	2021

ASSETS
Investments in subsidiaries	1,418,280	1,418,280
Loans to group companies	50,083	59,289
Non-current assets	1,468,363	1,477,569
Current assets	313	310
Total assets	1,468,676	1,477,879
EQUITY AND LIABILITIES
Share capital	1,679,232	1,678,506
Other reserves	(148,338)	(152,128)
Accumulated losses	(78,819)	(88,780)
Total equity	1,452,075	1,437,598
Liabilities
Non-current liabilities	—	—
Current liabilities	16,601	40,281
Total liabilities	16,601	40,281
Total equity and liabilities	1,468,676	1,477,879
Condensed statement of cash flows of the Parent Company

(EUR thousand)	For the financial year ended March 31
	2022	2021
(Loss) / Profit before tax	10,628	(87,020)
Capital reorganization non-cash items	—	125,620
Movement in loans with group companies	9,205	(59,529)
Other non-cash items	(14,400)	12,096
Changes in working capital	(5,588)	8,833
Net cash from operating activities	(155)	—
Proceeds from issuance of share capital	—	222
(Acquisition) / Proceeds of treasury shares	(10)	65
Net cash from financing activities	(10)	287
Net increase/(decrease) in cash and cash equivalents	(165)	287
Cash and cash equivalents at beginning of year	287	—
Cash and cash equivalents at end of year	122	287

The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

(EUR thousand)	For the financial year ended March 31
	2022	2021
IFRS profit / (loss) reconciliation:
Parent only– IFRS profit / (loss) for the year	9,961	(87,466)
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(105,196)	(345,506)
Consolidated IFRS (loss) for the year	(95,235)	(432,972)
IFRS equity reconciliation:
Parent only– IFRS equity	1,452,075	1,437,598
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(1,643,600)	(1,544,967)
Consolidated– IFRS equity	(191,525)	(107,369)

NOTE 39    Interests in other entities
Joint ventures and associates
The Group holds interests in joint ventures and associates that are individually not material. The two most significant investments are Europass S.A.S and Cash Paris Tax Refund, both French-based companies involved in the TFSS business.

(EUR thousand)	As of March 31
	2022	2021	2020
Aggregate carrying amount of individually immaterial joint ventures and associates	2,650	2,744	2,892
Aggregate amount of the Group's share of:
Loss from continuing operations	(720)	(1,056)	(1,598)
Other comprehensive income	—	—	—
Total comprehensive loss	(720)	(1,056)	(1,598)
As of March 31, 2022,the book value of loans granted by the Group to joint ventures and associates is nil (EUR0.6 million as of March 31, 2021, EUR1.5 million as of March 31, 2020).
Other investments
Other investments represent equity securities not held for trading.

(EUR thousand)
	2022	2021	2020
Opening balance as of April 1	753	3	1,604
Additions	3,878	750	—
Fair value adjustment	150	—	—
Derecognition due to step acquisition	(900)	—	(1,600)
Exchange differences	—	—	(1)
Closing balance as of March 31	3,881	753	3

On February 1 and February 14, 2022, Global Blue acquired minority shares of 1% and 17.45% in technology companies Twig and Toshi for a consideration of GBP1.0 million (EUR1.2 million) and GBP2.1 million (EUR2.5 million), respectively.
The fair value adjustment results from the revaluation of the minority investment in Yocuda before the step acquisition and was recognized in other operating expenses in the income statement.

NOTE 40    Related party transactions

Global Blue Group Holding AG is a publicly listed company, where the largest shareholders are funds managed by Silver Lake Partners and Partners Group.
During the financial year, there were no transactions with related parties other than disclosed below.
Remuneration to key management personnel
The remuneration to the board of directors and the Executive Committee members, who are the key management personnel of the Group, is set out below in aggregate for each of the categories prescribed by IAS 24 Related Party Disclosures.

(EUR thousand)	For the financial year ended March 31
Remuneration to key management personnel	2022	2021	2020
Short-term employee benefits	4,748	5,162	4,408
Post-employment benefits	519	474	371
Share based payments	4,061	680	—
Total	9,328	6,316	4,779
Purchase of services from related parties
The directors fee relates to remuneration of the Non-Executive Directors for Global Blue Group Holding AG.

(EUR thousand)	For the financial year ended March 31
Purchases of services from related parties	2022	2021	2020
Monitoring fee	—	(95)	460
Directors fee	334	278	195
Reimbursements	—	16	54
Total	334	199	709

(EUR thousand)	As of March 31
Liabilities to related parties	2022	2021	2020
Liabilities to key management personnel:
Pension liability	488	1,387	868
Share-based payment liability	—	—	7,396
Liabilities to shareholders:
Warrant liability	4,493	9,864	—
Closing balance for the year	4,981	11,251	8,264

As of August 28, 2020, as part of the Group capital reorganization and merger with FPAC, the Management Equity Plan (MEP) ceased to exist, therefore there are no balances outstanding as of March 31, 2022 or March 31, 2021.
Equity plan after the capital reorganization
As a result of the capital reorganization, the management equity plan was restructured and, as a result, managers own shares directly in the Company. Please refer to Note 25 for further details.
Warrants
As of March 31, 2022, Silver Lake and Affiliates, Partners Group and Affiliates, and EBT held 9,766,667 warrants for a total value of EUR4.5 million (EUR9.9 million as of March 31, 2021, and nil as of March 31, 2020).

NOTE 41    Warrants
The outstanding Public and Private Warrants as of March 31, 2022 amount to 30,735,950 (30,735,950 as of March 31, 2021, and nil as of March 31, 2020) with a fair value of EUR12.1 million (EUR31.0 million as of March 31, 2021, and nil as of March 31, 2020). There were no Warrants exercised during the financial year ended March 31, 2022, whereas there were 114,024 Public Warrants exercised at a price of USD11.50 and at a 1:1 equivalent to ordinary shares, during the financial year ended March 31, 2021.
The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price.

	For the financial year ended March 31
Number of warrants	2022	2021	2020
Opening balance as of April 1	30,735,950	—	—
Issuance of warrants	—	30,849,974	—
Exercises of warrants	—	(114,024)	—
Closing balance as of March 31	30,735,950	30,735,950	—

(EUR thousand)	For the financial year ended March 31
Warrant liabilities	2022	2021	2020
Opening balance as of April 1	30,979	—	—
Issuance of warrants	—	20,196	—
Exercises of warrants	—	(73)	—
Change in fair value of warrants	(18,928)	10,856	—
Closing balance as of March 31	12,051	30,979	—

Please refer to Note 5, and Note 42 for further details.

NOTE 42    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2022
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	55.1%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	22.7%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
GB Directors, Executive Management & Other Employees	9,198,164	878,652	10,076,816	5.1%	516,317
Other Shareholders	21,539,634	—	21,539,634	10.9%	20,969,283
Total excl. GB Group	180,626,224	17,788,276	198,414,500	100.1%	30,735,950
GB Group	11,908,738	236	11,908,974		—
Total incl. GB Group	192,534,962	17,788,512	210,323,474		30,735,950
(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes GB Group

	Shareholders of Global Blue Group Holding AG
	March 31, 2021
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	98,017,072	11,970,487	109,987,559	55.5%	6,548,415
Partners Group and Affiliates (2)	40,442,783	4,939,137	45,381,920	22.9%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
GB Directors, Executive Management & Other Employees	9,106,902	878,888	9,985,790	5.1%	516,317
Other Shareholders	20,468,205	—	20,468,205	10.2%	20,969,283
Total excl. GB Group	180,534,962	17,788,512	198,323,474	100.0%	30,735,950
GB Group	7,000,000	5,929,477	12,929,477		—
Total incl. GB Group	187,534,962	23,717,989	211,252,951		30,735,950
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

	Shareholders of Global Blue Group Holding AG
	March 31, 2020
	Ordinary shares	Ownership
Global Blue Holding LP	40,000,000	100.0%
Total excl. GB Group	40,000,000	100.0%
GB Group	—
Total incl. GB Group	40,000,000

Ordinary shares
Holders of ordinary shares are entitled to dividends and are entitled to one vote per share at general meetings of the Company. From the financial year ended March 31, 2026 the preferential dividend will have to be first approved before approval of a dividend for ordinary shares to be granted.
For the financial year ended March 31, 2022, there was no change in the conditions for the Ordinary shares. Please refer to Note 23 for details.
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
Call Option
The Company can exercise a call option with 20 days’ notice to exchange the Preference shares 1.1 for Ordinary shares.
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
Liquidation
Each holder of Preference shares is entitled to a priority share of the liquidation proceeds up to USD10.00. The remainder is distributed to the holders of the Ordinary shares.
For the financial year ended March 31, 2022, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Preference shares.
Warrants
As part of the reorganization and listing, 21,083,307 Public Warrants and 9,766,667 Private Warrants were issued for a total number of warrants (“Warrants”) of 30,849,974 at a fair value of EUR20.2 million.
The Warrants were issued in exchange for services provided by FPAC at the date of the merger. The Warrants were accounted for in accordance with IAS32 as liability and were measured at the fair value of the equity instrument granted.

30,735,950 warrants are outstanding as of March 31, 2022. Please refer to Note 41 for details of the movement in the number of warrants during the period.
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
•at a price of €0.01 per warrant;
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
For the financial year ended March 31, 2022, there was no change in the conditions for the Warrants. Please refer to Note 5 and Note 41 for details.

NOTE 43    COVID-19 Considerations
On March 11, 2020, the World Health Organization recognized a novel strain of coronavirus outbreak (with the resulting illness referred to as COVID-19) as a global pandemic. The outbreak has had an evolving nature and has had a global reach, impacting international travel and extra-regional shopping sectors. The recent developments with the “Omicron” variant, whereby vaccinated and subsequently infected people experienced a period of isolation instead of hospitalization, triggered a wave of decisions by a number of western governments to relax the restrictive measures.
Impact on Global Blue
The COVID-19 pandemic and the related preventative measures have negatively impacted Global Blue’s business and recent results of operations and financial condition. Early in the financial year ended March 31, 2022, following the approvals of various COVID-19 vaccines, progressive vaccination and the introduction of the COVID-19 certificates, international travelling started to gradually re-open and consequently, merchants started to see international travelers back requesting their Tax Free Forms, with the notable exception of China, among other countries, where inbound and outbound travelling still observes a number of restrictions.
At the early stages of the outbreak, Global Blue has adopted a wide range of short-term measures that reduced its monthly cash expenditures while still maintaining core internal functions, serving clients who remained active while preserving the ability to ramp-up operations to capture volume when it starts to rebound.
Liquidity and Capital Resources
In periods of travel disruptions, such as the ongoing COVID-19 pandemic, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from short-dated VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions.
As international travel and global economic activity resumes, Global Blue is experiencing volume growth. This recovery is driving an increase of its net working capital and liquidity needs. This growing working capital requirement is being funded through cash and may also require additional sources of funding.
As of March 31, 2022, the Company had cash and cash equivalents of EUR51.7 million, which were predominantly held in Euro. As of March 31, 2022, the Company had EUR723.2 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR623.6 million in long-term financing (borrowings of EUR630.0 million less EUR6.4 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility and EUR0.7 million in other bank overdraft facilities. Global Blue has additional liquidity of EUR76.7 million comprising of EUR67.4 million equivalent of capacity on a committed Supplemental Liquidity Facility (USD75.0 million funded by certain selling shareholders), EUR8.4 million of uncommitted local credit lines and RCF availability of EUR0.9 million.
Global Blue’s trade payables increased from EUR147.5 million as of March 31, 2021 to EUR166.1 million as of March 31, 2022. Of the March 31, 2022 balance, EUR62.8 million represents payables to merchants for revenue shares generally subject to those merchants having settled their respective outstanding VAT receivables or representing a credit for merchants to buy Global Blue’s marketing and BI services. In addition, EUR67.8 million represents a payable related to unsuccessful refunds (i.e., payments to international shoppers that have not been completed successfully and thus the amounts remain unclaimed). As a result of this payable having been accumulated over multiple years and based on past experience, Global Blue does not expect its unsuccessful refunds balance to fluctuate in the coming 12 months in a manner that would be material to its overall liquidity position.
The Company believes that the combination of its cash and cash equivalents, the Supplemental Liquidity Facility, local credit lines and the investment agreement described in Note 44 will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date these financial statements have been authorized for issuance.

NOTE 44    Events after the reporting period
Supplemental Liquidity facility
As Global Blue enters into the high season and combined with the increasing recovery levels versus pre-Covid, the Company is observing an increase of its working capital needs. On April 1, 2022 the Company withdrew USD20.00 million (EUR18.0 million) of the Supplemental Liquidity facility which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund the current working capital needs.
Investment agreement
On May 5, 2022, Global Blue entered into an investment agreement with CK Opportunities Fund I, LP (the “Investor Holder”) whereby the Investor Holder agreed to subscribe for and purchase (i) up to USD180.0 million (EUR172.2 million) worth of new registered series B preferred shares of the Company with a nominal value of CHF0.01, each of which would be convertible into registered common shares of the Company (the “Series B Preferred Shares”), comprising 21,176,470 Series B Preferred Shares at a per share purchase price of USD8.50, and (ii) up to USD45 million (EUR43.0 million)worth of registered common shares of the Company with a nominal value of CHF0.01, comprising 8,587,786 common shares at a per share purchase price of USD5.24, in one or more private transactions, subject to terms and conditions (the “Transaction”). On June 14, 2022, the Transaction was consummated, resulting in the issuance of the aforementioned number of Series B Preferred Shares, and Common Shares, and the receipt of USD225.0 million (EUR215.2 million) by the Company.

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

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
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
Date: June 29, 2022

By:

/s/ Jacques Stern
Jacques Stern
Chief Executive Officer
(Principal Executive Officer)

Exhibit 12.2

CERTIFICATION BY THE CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Roxane Dufour, certify that:

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
4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and
5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):
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
Date: June 29, 2022

By:
/s/ Roxane Dufour
Roxane Dufour
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

1.This Annual Report on Form 20-F of the Company for the period ended March 31, 2022 (the “report”), fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 29, 2022

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

1.This Annual Report on Form 20-F of the Company for the period ended March 31, 2022 (the “report”), fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 29, 2022

By:
/s/ Roxane Dufour
Roxane Dufour
Chief Financial Officer
(Principal Financial Officer)

Exhibit 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-260108), and Registration Statement on Form F-3 (No. 333-259200) of Global Blue Group Holding AG of our report dated June 29, 2022, relating to the financial statements, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland
June 29, 2022