Form 20-F
period 2023-03-31
Global Blue Group Holding AG
filed 2023-06-28
CIK 1799983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2023

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report..........

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

Ordinary shares: 189,855,747

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•Global Blue’s net working capital is sensitive to short-term, month-to-month volume growth, and any rapid volume growth for any reason would lead to a short-term, temporary surge of its net working capital;
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
•Global Blue`s business, results of operations and financial condition may be adversely impacted by the ongoing conflict between Russia and Ukraine;
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
Global Blue’s business operates globally and Global Blue is subject to currency exchange rate risk. Global Blue’s main service, the TFS business, exposes it to commercial risks due to changes in relative foreign exchange rates between international shoppers’ origin and destination currencies, which may reduce the purchasing power of international shoppers, and, consequently, may negatively affect transaction volumes, typically for a short period until the relative foreign exchange rates reverse. This in turn could have a material adverse effect on Global Blue’s business, results of operations and financial condition. Such foreign exchange rate fluctuations can be driven by numerous factors, including inflation, regulatory decisions, government relations, monetary policy and macroeconomic factors that affect appreciation and depreciation between currencies.
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
Global Blue’s business is highly dependent on international travel. Regional or global circumstances affecting international travel, such as airline strikes, contagious disease outbreaks, natural disasters, international hostilities, civil unrest, terrorist attacks or other similar events, could reduce international travel, which in turn could have a material adverse effect on Global Blue’s business, results of operations and financial condition. In addition, growing focus and awareness of climate change could adversely impact the demand for international travel as some international shoppers may choose to fly less frequently.
For example, contagious disease outbreaks, such as the COVID-19 pandemic, have historically temporarily curtailed, to varying degrees, the number of arrivals by international shoppers to jurisdictions in which Global Blue operates. The COVID-19 pandemic, and the measures adopted by governments, businesses and individuals in response to it, resulted in significant travel disruption, temporary closure of businesses, limit on business-related travel and reduction in the level of economic activity around the world which negatively impacted Global Blue’s business. Moreover, terrorist attacks in recent years in Belgium, England, France, Germany, Sweden, Turkey and other countries have contributed to temporarily depressed levels of tourism growth in Europe and have had an impact on Global Blue’s revenue and exposed Global Blue’s revenue profile to increased volatility. In 2016, for instance, France experienced terrorist attacks in Paris (Bataclan) and Nice, resulting in a temporary decrease in TFS SiS in France. Additionally, in 2018 and 2019, the yellow vests (gilets jaunes) protests in France also caused a short-term decrease in spending in Paris, as the protests discouraged international shoppers from travelling to Paris and the protesters made it difficult for international shoppers to access shops.
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
Global Blue’s management believes that a significant part of Global Blue’s business serves the leisure segment of the travel industry. In addition to the factors listed under “Global Blue’s business is highly dependent on international travel, which may be adversely affected by regional or global circumstances or travel restrictions”, leisure travel may also be adversely affected by general economic downturns and conditions. The number of transactions and the amount spent by international shoppers in stores is affected by general economic conditions, particularly those which underpin international travel and shopping across the world. Economic recession and other economic indicators, such as levels of employment, levels of disposable income, inflation, consumer credit availability and interest rates, may also negatively impact spending patterns and can affect all of Global Blue’s business segments. A deterioration of market conditions may also slow down or reverse the growth of the middle class in emerging markets, which could in turn reduce international travel and extra-regional shopping spend. As an example, the COVID-19 pandemic had a negative impact on leisure, travel and spending patterns. A materialization of any of the above would have an adverse effect on Global Blue’s business, results of operations and financial condition.
Global Blue’s net working capital is sensitive to short-term, month-to-month volume growth, and any rapid volume growth for any reason would lead to a short-term, temporary surge of its net working capital.
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
If Global Blue experiences rapid month-on-month volume growth, this could lead to a short-term, temporary surge of its net working capital to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
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
Global Blue’s business is also subject to varying levels of supervision and regulation in the territories in which Global Blue’s services are offered. For instance, certain of Global Blue’s operations rely on local licenses, authorizations and government agreements and any adverse changes to such licensing or authorization requirements or government agreements may result in a loss of, or adverse changes to, such operations. Global Blue currently holds licenses or government agreements to operate TFS services in Argentina, the Bahamas, Colombia, Cyprus, Denmark, Finland, France, Iceland, Korea, Latvia, Lebanon, Morocco, Peru, Poland, Singapore, Spain, Turkey and Uruguay. Global Blue has also been granted a European Payment Institution License by the Bank of Italy, which has been passported across the EU. In addition, changes to the standards established by payment card industry bodies (specifically, the Payment Card Industry Data Security Standard) could entail specific technical requirements and a certification process which could require significant costs to ensure compliance. Failure to obtain or maintain a license, be awarded a government tender in a particular location or comply with industry body standards, could preclude Global Blue from offering its TFS and/or AVPS businesses in that location or subject Global Blue to fines and penalties under local laws.
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
Global Blue’s in-house technology platform enables payment processing through three mobile wallets and 10 credit card integrations, transaction processing through 40 Payment Service Providers (“PSPs”) and 250 Point of Sale (“POS”) providers and validation through 23 integrations with customs validation export software platforms. The number of existing integrations is also expected to increase as countries move toward digital export validation. As a result, it is critical for Global Blue’s technology solutions to remain operational at all times to service its counterparties. Any failure to deliver an effective and secure service, any performance issue or any downtime could deteriorate Global Blue’s relationships with merchants and customs and tax authorities and could lead to reputational damage that has a material adverse effect on its business, results of operations and financial condition.
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
Global Blue operates in several emerging markets, such as Argentina, China, Colombia, Morocco, Peru, Turkey and Uruguay, and plans to expand in additional emerging markets in the future. Certain markets in which Global Blue operates or plans to operate have lower levels of economic, political and legal stability compared to Europe. Risks associated with operating in such markets include unexpected changes in regulatory environments, uncertainty in enforcing contracts and intellectual property rights, challenges in obtaining legal redress, difficulties in collecting accounts receivables, foreign exchange controls, as well as bribery and corruption risks, which can all lead to reputational damage and impair Global Blue’s ability to win and retain contracts. In addition, as Global Blue’s relationships with governments in emerging markets are still developing, they can be more sensitive than Global Blue’s relationships with governments in developed countries. For example, the Chinese government has been sensitive to how businesses refer to Hong Kong, Macau and Taiwan in light of the One-China policy and some companies have come into criticism and negative publicity due to not referring to them correctly, which has harmed their relationship with the Chinese government and other stakeholders. Should one or more of these risks materialize, there could be a material adverse effect on Global Blue’s business, results of operations and financial condition.
Global Blue`s business, results of operations and financial condition may be adversely impacted by the ongoing conflict between Russia and Ukraine
The ongoing conflict between Russia and Ukraine and the subsequent related sanctions imposed by various countries have placed prohibitions on certain luxury and retail goods being sold by EU-based merchants for use in Russia and restrictions on flights to Russia has limited the ability of Russian residents to easily travel. As a result, Global Blue has seen a reduction of Russian international shoppers claiming VAT refunds outside of Russia due to the impact of travel restrictions and sanctions. During the year ended March 31, 2023, Russian resident travelers’ TFS SiS represented approximately 1% of total group’s SiS. Future impacts on Russian international shoppers due to the conflict and resulting sanctions are difficult to predict due to the high level of uncertainty as to how the conflict and sanctions will evolve, what their respective duration will be and the ultimate resolution.
More broadly, there could be additional negative impacts on Global Blue should the situation continue to escalate, including, among other potential impacts, increased sanctions and restrictions, economic recessions in certain neighboring countries or globally due to inflationary pressures and supply chain costs increases or the geographic proximity of the conflict relative to the rest of Europe. Given the nature of Global Blue’s global operations, any of the factors mentioned above may adversely affect Global Blue’s business, results of operations and financial condition.
Global Blue may be adversely affected by risks associated with strategic arrangements or investments in joint ventures with third parties.
Global Blue has made and continues to make certain strategic arrangements with third parties. For example, in certain countries, such as Japan, Lebanon and Turkey, Global Blue is required, or Global Blue has determined that it is preferable, to partner with a local counterparty in order to grow its local operations. Local counterparties provide financial, business and public relations expertise and assist Global Blue in developing its merchant and government relationships. These arrangements are and may be developed pursuant to joint venture agreements over which Global Blue only has partial or joint control. The joint venture counterparties may have different business or investment strategies from Global Blue, and Global Blue may have disagreements or disputes with such parties. Global Blue’s partners may be unable, or unwilling, to fulfil their obligations under the relevant joint venture agreements and shareholder agreements, may seek to use their rights to block decisions on certain matters, such as distribution of cash, or may experience financial or other difficulties that may adversely impact Global Blue’s investment in a particular joint venture, which in turn could have a material adverse effect on Global Blue’s business, results of operations and financial condition.
Failure to identify external business opportunities or realize the expected benefits from our strategic acquisitions.
As part of our strategy, from time to time we acquire businesses, and enter into strategic alliances and collaborations. For example, in March 2021 we completed the acquisition of ZigZag Global Limited (“ZigZag Global”) and in October 2022 we completed the acquisition of ShipUp Holding SAS. This strategy depends in part on our ability to identity strategic external business opportunities and to move forward with such opportunities on acceptable terms.
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
Global Blue is subject to potential credit risk from merchants and customs and tax authorities. For each TFS transaction, Global Blue is required to remit funds to international shoppers in advance of receipt of funds from merchants or customs and tax authorities. Although Global Blue has in place reserves that it can draw upon to cover any delays in payment, Global Blue’s reserves would be insufficient to fund all of Global Blue’s debts and liabilities. If merchants or customs and authorities were to fail or refuse to pay Global Blue on a widespread and systemic basis over an extended period of time, due to insolvency, bank failures, bankruptcy, cash management or store closures or, in the case of customs and authorities, political motives, Global Blue could default on its debts and liabilities, resulting in financial, reputational or customer loss. While the revenue share with merchants is only paid after Global Blue receives the full VAT payment and the net exposure is consequently lower, any occurrence of payment default or delay could have a material adverse effect on Global Blue’s business, results of operations and financial condition.
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
The success of Global Blue’s business also depends on Global Blue’s ability to adapt to rapidly changing technological, social, economic and regulatory developments. This necessitates a range of specialist personnel, particularly in the areas of software development, technical support, finance and control, administration and operations, and requires Global Blue to retain, recruit and develop the necessary personnel who can provide the needed expertise across the entire spectrum of Global Blue’s business and operations. The market for qualified personnel is increasingly competitive and recent wage inflation and other pressures may cause Global Blue not to succeed in recruiting additional personnel in line with the growth of Global Blue’s business, or Global Blue may fail to effectively retain or replace current personnel who depart with qualified or effective successors. Global Blue’s efforts to retain and develop personnel may also result in significant additional expenses, which could adversely affect Global Blue’s profitability.
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
Equivalent or similar legislation exists in other countries where Global Blue conducts business. Fines and penalties, which may include the shutting down of operations or central banks limiting Global Blue’s ability to source currency, could be imposed in the various countries in which Global Blue operates, and more stringent sanctions, anti-bribery or anti-money laundering (“AML”) legislation, including “know your customer” requirements, could impose considerable obligations on Global Blue, create increased reporting obligations and trigger the need for increased resources devoted to AML or other compliance functions. Global Blue’s internal policies mandate compliance with AML, sanctions and anti-bribery laws, but Global Blue’s compliance policies and training efforts may not always prevent bad acts or errors committed by Global Blue’s employees or joint venture partners and their employees. For example, if one of Global Blue’s joint venture partners or employees were to bribe a government official in connection with any government award of a TFS license or agreement, Global Blue would be in violation of anti-bribery regulations. Additionally, there is a risk that Global Blue could violate AML regulations by allowing fraudulent VAT refunds to be claimed by not sufficiently checking that the tax-free form was properly issued or validated or not sufficiently checking that the merchant was a genuinely established enterprise. Any failure, or suspected failure, by Global Blue to comply with its obligations relating to AML, sanctions or anti-

bribery, could not only have a material adverse effect on its business, results of operations and financial condition, but could also have a material adverse effect on its reputation and goodwill.
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
Global Blue has incurred substantial indebtedness. As of March 31, 2023, Long-term Gross Debt (which refers to the long-term financing - senior debt facility less the capitalized financing fees) amounted to EUR724 million. If there were an event of default under the Facilities Agreement that is not cured or waived in accordance with the terms of the Facilities Agreement, the lenders under the Facilities Agreement could terminate their commitments to lend and cause all amounts outstanding with respect to the loans granted under the Facilities Agreement to become due and payable immediately and/or exercise their rights and remedies under the security documents. Global Blue’s assets and cash flow may not be sufficient to fully repay Global Blue’s outstanding debt under the Facilities Agreement when due, whether upon an acceleration of the loans granted under the Facilities Agreement or on the maturity date of any of the loans granted. Certain assets including the shares and material bank accounts of certain of Global Blue’s material subsidiaries serve as security to secure the obligations under the Facilities Agreement and, upon an acceleration of the Facilities Agreement, the secured parties may enforce such security and exercise rights and remedies under such security documents including to sell, appropriate or otherwise dispose of such assets in order to generate proceeds to repay any outstanding indebtedness under the Facilities Agreement. Upon an acceleration of the Facilities Agreement or upon the final maturity date of the Facilities Agreement, there can be no assurance that Global Blue will be able to refinance the Facilities Agreement or that Global Blue’s assets, including those that serve as security for outstanding indebtedness, would be sufficient to repay that indebtedness in full and allow Global Blue to continue to make the other payments that Global Blue is obliged to make, which would impair Global Blue’s ability to run Global Blue’s business, could result in insolvency proceedings or reorganization and could result in investors losing all or a significant portion of their investment. In addition, a default under the Facilities Agreement could result in a default under Global Blue’s other financing arrangements and could cause or permit lenders under those other financing arrangements to accelerate such financing arrangements, causing the amounts owed under those arrangements to become immediately due and payable, which could have a material adverse effect on Global Blue’s business, results of operations and financial condition. For more information regarding the Facilities Agreement, see “Item 5. Operating and financial review and prospects - B. Liquidity and capital resources”.
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
Part of Global Blue’s existing and future debt and borrowings carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates. As of March 31, 2023, all of Global Blue’s long-term interest-bearing loans carried floating interest rates. As of March 31, 2023, none of these loans were covered by interest rate swaps. Adverse fluctuations and increases in interest rates, to the extent that they are not hedged, could have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition.
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
Global Blue’s main transaction risks arise from funding activities and transactions between Global Blue group entities with different functional currencies. Exposures are in the form of cash pools as well as intra-group trade payables and receivables. Global Blue’s largest exposures for the financial year ended March 31, 2023 were to the Australian dollar, British pound and US dollar, and for the financial year ended March 31, 2022 to the Swedish krona, Australian dollar and Moroccan dirham. Volatility in these currencies may therefore impact Global Blue’s results of operations if not properly managed. Adverse currency movements could result in a material adverse effect on Global Blue’s business, results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.
Global Blue’s consolidated financial statements include significant intangible assets which could be impaired.
Global Blue carries significant intangible assets on its balance sheet. As of March 31, 2023, the intangible assets on Global Blue’s balance sheet totaled EUR605.5 million, including EUR510.3 million of goodwill, EUR62.2 of software, EUR22.0 of trademarks and EUR10.1 of customer relationships relating mainly to the acquisition of

Global Blue by Silver Lake and Partners Group AG (“Partners Group”) in 2012, as well as Global Blue’s acquisition of Currency Select Pty Limited (previously Travelex Outsourcing Pty Limited) (“Currency Select”)) in 2017 and ZigZag in 2021.
Pursuant to current accounting rules, Global Blue is required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of Global Blue’s goodwill may no longer be recoverable and Global Blue would be required to record an impairment charge. Global Blue assessed its goodwill for impairment as of the most recent reporting date of March 31, 2023, including analyses for the impact of COVID-19. While the most recent assessment resulted in no impairment, should the impact of the COVID-19 pandemic on Global Blue’s revenue be more severe or of longer duration than assumed, our goodwill balance may be at risk of impairment.
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
Silver Lake beneficially owns approximately 67.5% of our ordinary shares. Due to its large shareholdings, Silver Lake is able to exert control in the general meeting of Global Blue shareholders and, consequently, on matters decided by the general meeting, including the appointment of members of the Board of Directors, the payment of dividends and any proposed capital increase. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. In addition, the interests pursued by Silver Lake could differ from the interests of Global Blue’s other security-holders. See “Major Shareholders” and “Related Party Transactions” for a description of certain arrangements regarding the relationship between the Company and Silver Lake.
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
Global Blue is an “emerging growth company,” as defined in the JOBS Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Global Blue cannot predict if investors will find its shares less attractive because it will rely on these exemptions, including delaying adoption of new or revised accounting standards until such time as those standards apply to private companies and reduced disclosure obligations regarding executive compensation. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market and the price of the Company’s securities may be more volatile. Global Blue may take advantage of these reporting exemptions until it is no longer an “emerging growth company”. Global Blue will remain an “emerging growth company” until the earlier of (1) the last day of the financial year (a) following the fifth anniversary of the completion of the Far Peak Acquisition Corporation (“FPAC”) IPO, (b) in which it has total annual gross revenue of at least $1.235 billion, or (c) in which it is deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last day of the second financial quarter of such financial year, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.
The Company may not be able to make dividend distributions or repurchase shares without subjecting shareholders to Swiss withholding tax.
The Company may not be successful in its efforts to make distributions, if any, on a withholding tax-free basis. Distributions made by the Company will generally be subject to a Swiss federal withholding tax at a rate of 35%, except if made out of confirmed capital contribution reserves. However, the Company may be unable to obtain the confirmation by the Swiss tax authorities of the capital contribution reserves in the desired amount. Furthermore, the Company may be unable to make distributions out of confirmed capital contribution reserves for other reasons, such as in case capital contribution reserves were depleted in the context of the redemption of Series A Preferred Shares or Series B Preferred Shares or as a result of other distributions, to the extent its audited statutory financial statements show a loss carry forward which it may incur as a result of operational losses, or impairment of assets. The withholding tax must be withheld from the gross distribution and paid to the Swiss Federal Tax Administration. A U.S. holder that qualifies for benefits under the Convention between the United States and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income (the “U.S.-Swiss Treaty”) may apply for a refund of the tax withheld in excess of the 15% treaty rate (or in excess of the 5% reduced treaty rate for qualifying corporate shareholders holding at least 10% of the voting stock of the Company, or for a full refund in the case of qualified pension funds). Payment of a capital distribution in the form of a par value reduction is not subject to Swiss withholding tax. If the Company is unable pay a dividend out of qualifying additional paid-in capital, the Company may not be able to make distributions without subjecting shareholders to Swiss withholding taxes.
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
Outstanding Global Blue Warrants to purchase an aggregate 30,735,950 ordinary shares of the Company are exercisable at a price of $11.50 per share, subject to adjustments. In addition, a total of 17,684,377 Series A Preferred Shares, excluding 236 Series A Preferred Shares held in treasury, and 21,176,470 Series B Preferred Shares are convertible into ordinary shares, under certain circumstances, on a cashless and one-for-one basis. To the extent such Global Blue Warrants are exercised or Series A Preferred Shares or Series B Preferred Shares are converted, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and increase the number of securities eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.
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
Over the past few years, Global Blue has continued to grow, launching TFS operations in a number of new markets, including the Bahamas and Japan. In 2016, Global Blue expanded its DCC business with the acquisition of Currency Select, allowing Global Blue to introduce its business to new markets in APAC, and expand its payments proposition beyond DCC into what is today AVPS.

In 2020, Global Blue became a publicly traded company on the NYSE through a merger with FPAC, a transaction co-sponsored by the institutional asset manager Third Point and former NYSE President Thomas W. Farley.
In 2020, Global Blue decided to diversify its business with the introduction of the new segment called Retail Tech Solutions (RTS). It started with the acquisition of ZigZag in 2021, a Software-as-a-Service (SaaS) technology provider that enhances the e-commerce returns experience for consumers and streamlines the process for retailers across the world. Global Blue and ZigZag joined forces to further empower merchants to capture growth opportunities through omnichannel technology and payment solutions.
In September 2021, the Group, through various steps, acquired a 56% stake in Yocuda, an innovative and fast-growing company that has created a digital receipt product based in the United Kingdom. Global Blue’s partnership with Yocuda allows Global Blue to deepen its relationships with merchants, providing more new omnichannel solutions that are in line with their evolving needs. We believe that the digital receipts market is expected to continue to grow due to the increased focus on sustainability and new regulatory requirements in some jurisdictions, for example France, whereby the automatic printing of paper receipts will be banned.
In March 2022, Global Blue acquired a minority stake in Toshi, a SaaS technology provider targeting luxury brands to help them bridge the gap between the online and in-store experience and another minority stake in Twig, a disruptive new payment solution that enables consumers to convert their previous purchases – for example fashion or electrical items – into cash, which they can spend where and how they want.
In August 2022, Global Blue acquired a minority stake in the resale technology pioneer, Reflaunt, as part of a Series A funding round. Reflaunt is a white-label service in which consumers can seamlessly resell their past purchases within a brand’s existing platform, thanks to its unique resale infrastructure. The investment represents an advance in Global Blue’s omnichannel expansion into the post-purchase journey.
In October 2022, Global Blue acquired a 75% stake in ShipUp, a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever. ShipUp is a fast-growing business serving over 370 worldwide brands, operating across Western Europe and North America, and according to management, a leader in post-purchase technology for e-commerce. Global Blue’s investment in ShipUp accelerates its ambition to provide retailers with a leading ecosystem of post-purchase technologies, and will form part of the Retail Tech Solutions (RTS) segment along with ZigZag and Yocuda.
In December 2022, Global Blue was awarded an exclusive contract to provide TFS in Peru, following the country’s introduction of the new Tax Free regulations. Global Blue started to offer a fully digital TFS service, including digital in-store solutions for merchants, digital customs validation and a range of digital refund methods for international shoppers. The new TFS scheme has been launched in May 2023, and it means that international visitors are able to enjoy better value and increase their spending power when buying from local and international brands.
In addition, in December 2022, Global Blue was awarded an exclusive contract to provide TFS in Colombia, as the country endeavors to attract greater spend from international shoppers. With the new TFS scheme, Colombia’s retailers, customs authorities and international visitors will benefit from Global Blue’s leading Tax Free technology. Since March 2023, Global Blue provides its advanced, fully digital Tax Free Shopping service, including digital issuing solutions, digital customs validation and digital refund payments methods. With the new TFS scheme Colombia’s retailers, customs authorities and international visitors are benefiting from Global Blue’s leading Tax Free technology.
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

B. Business overview
Global Blue serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international shoppers, driven by multiple long-term macroeconomic tailwinds. Global Blue established the concept of TFS in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Segment (TFSS)) and a pioneer in technology for Tax Free Shopping according to management. Global Blue also offers AVPS, including DCC for which Global Blue is a leading provider. Finally, Global Blue also offers Retail Tech Solutions (RTS) following the business combinations with ZigZag Global, an e-commerce returns platform, Yocuda, an eReceipts technology solution to help merchants migrating from paper to digital receipts, and ShipUp, a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever. As of March 31, 2023, Global Blue operated across more than 50 countries. Consequently, for the financial year ended March 31, 2023, Global Blue enabled millions of international shoppers to claim VAT refunds on international shopping or complete international transactions in their home currency. At its core, Global Blue is a technology platform that serves a network of more than 400,000 merchant stores globally through TFSS, AVPS and RTS, facilitating millions of transactions and delivering economic benefits to a complex ecosystem of merchants, shoppers and customs and tax authorities. See “Operating Results—COVID-19” for a summary of the impact of the ongoing COVID-19 outbreak on Global Blue.
Because of Global Blue’s position at the center of the international shopping TFS ecosystem and its technology platform, Global Blue is able to:
i.offer merchant partners, based on long-term commercial relationships, incremental sales from international shoppers, increase merchant brand awareness and add an additional revenue stream;
ii.increase the incremental purchasing power of international shoppers and provide a seamless and personalized shopping experience to them; and
iii.help customs and tax authorities increase country attractiveness and adopt higher security and fully compliant operations through digitalization.
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

•Merchants: As a “business to business to consumer” (“B2B2C”) TFS service provider, Global Blue offers merchants a broad range of in-store issuing software solutions tailored to their needs, as well as pre- and post-transaction services to better attract and serve international shoppers. Global Blue has more than 40 years of experience in TFS and, as of March 31, 2023, Global Blue’s TFS network covered more than 300,000 TFS merchant stores. Moreover for the financial year ended March 31, 2023, Global Blue processed approximately 18.7 million TFSS transactions (as compared to 35.2 million for the financial year ended March 31, 2020, our last pre-pandemic financial year) and generated EUR228.8 million in revenue in its TFSS business (EUR359.6 million for the financial year ended March 31, 2020), or 73.5% of its total revenue (85.5% for the financial year ended March 31, 2020). In addition, by leveraging its access to proprietary aggregated data on international shoppers, Global Blue is able to provide merchants with innovative analytics and digital marketing solutions that include: (i) solutions designed to help merchants gain better insights into the operational and financial performance of their business and identify incremental revenue opportunities (i.e., Smart Data & Business Intelligence); and (ii) solutions designed to drive revenue for its merchants, increase awareness of TFS and help merchants improve their knowledge of and ability to engage with international shoppers (i.e., Digital Drive to Store & Marketing). For more than 20 years, Global Blue has also offered AVPS, including POS DCC services for the retail and hospitality sectors, e-commerce dynamic currency conversion solutions, services and software for automated teller machines (“ATM”), and Multi-Currency Processing (“MCP”) for online merchants.
•International shoppers: International shoppers are at the core of both Global Blue’s business and the broader luxury market, representing a sizeable share of the luxury industry’s worldwide revenue. Global Blue offers international shoppers the ability to: (i) seamlessly reclaim VAT on eligible goods purchased outside their country of origin, increasing their purchasing power; and (ii) pay for goods and services abroad in their home currency through DCC services, giving them clarity and certainty about their travel spending. International shoppers have a financial incentive to use Global Blue’s TFS services, as they have the opportunity to receive a refund equaling approximately 70% of the VAT paid on average. Global Blue’s services not only help international shoppers save on shopping, they also facilitate a tax-free journey with a simple and transparent TFS refund process. As of March 31, 2023, Global Blue operated TFS services in more than 40 countries and maintained hundreds refund points with 10 credit card and three mobile wallet partnerships, allowing Global Blue to offer refunds to international shoppers at a convenient time and using their preferred payment method.
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
Global Blue continually seeks to improve its competitive position by working closely with merchants, customs and tax authorities, related-service providers and other relevant stakeholders to develop business opportunities, both in existing and new markets. Since Global Blue provides a seamless service to stakeholders across the value chain, its technology platform and solutions are a key pillar of its business. Over the years, Global Blue has introduced front-end issuing solutions for merchants, communication tools and applications for international shoppers, and export validation software for customs and tax authorities. Global Blue’s in-house, cloud-based technology platform allows it to connect all of the stakeholders in its TFS ecosystem in order to facilitate payments and transaction processing. Global Blue remains dedicated to innovating and further investing in its operations and software solutions to simplify the use of Global Blue’s services by all stakeholders.
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

For the financial year ended March 31, 2023, Global Blue processed 29.4 million AVPS transactions (30.8 million for the financial year ended March 31, 2020, our last pre-pandemic financial year) and generated EUR61.8 million in revenue in Global Blue’s AVPS business (EUR60.8 million for the financial year ended March 31, 2020), or 19.8% of Global Blue’s total revenue (14.5% for the financial year ended March 31, 2020). For the financial year ended March 31, 2023, Global Blue offered its payment services to international shoppers at thousands of points of interaction across 38 countries.
Global Blue’s RTS segment offers new technology solutions to retailers, including digital receipts, eCommerce returns, and an exclusive delivery experience, that can be easily integrated with their core systems and allow them to optimize and digitalize their processes throughout the omni-channel customer journey, both in-store and online.
Through its subsidiary ZigZag, Global Blue offers an enhanced, fully digital returns experience to more than 15 million domestic shoppers by connecting retailers to a network of more than 450 carrier services and 220 warehouses in 130 countries and help retailers manage worldwide e-commerce returns and exchanges more profitably, and consumers to enjoy a smoother and enhanced return experience. E-commerce returns replaces outdated paper-based “label in the box” solutions with a best in class online returns portal that offers a greater range of shipping options including post office, parcel shops, lockers and collection from home, as well as exchange alternatives. In parallel, it optimizes retailers’ profitability by reducing logistical costs via consolidation, local market re-sale, and inbound consumer queries, as well as by allowing exchanges versus simply return of goods.
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

Through its subsidiary Yocuda, Global Blue also offers solutions to enable retailers to send content-rich, personalized digital receipts to customers. This technology can be linked to existing retailer schemes such as brand loyalty, customer relationship management (CRM), clienteling, and customer data platform (CDP) programs.
We believe that digital receipts will become more widespread due to the increased focus on sustainability and climate change and new regulatory requirements in some jurisdictions, for example France, whereby the automatic printing of paper receipts will be banned. eReceipts represent a highly cost-effective way to capture transaction-related customer data, giving retailers a chance to enrich their shopper database and gain a better, deeper understanding of their customers. They present an opportunity to engage via email with customers at a highly impactful time (immediately after a transaction is made). They support other initiatives, for example Environmental, Social and Corporate Governance (ESG) strategies as they provide more transparency and eliminate the need for paper.

Data transfer
Imports & exports via SFTP / API
Digital receipt
sent to customer
(email, SMS, app, web)
YOCUDA
API
YOCUDA
PLATFORM & DATABASE
Customer data
(via Yocuda pop-up
or POS software)
Transaction data
Data capture
POS integration allows for customer & transaction
data extraction in real time

Through its subsidiary ShipUp, Global Blue offers a solution that empowers online retailers to provide a uniquely crafted & reassuring post-purchase experience. The experience is fully customizable to enable powerful branded communication. Additionally, it gathers and provides data on carrier performances and customer feedback to understand the impact delivery has on the customer and brand’s relationship.

Global Blue’s RTS segment portfolio also includes minority stakes in Reflaunt (a white-label service in which consumers can seamlessly resell their past purchases within a brand’s existing platform, thanks to its unique resale infrastructure), Twig (helps consumers convert their assets, including pre-owned fashion and electronics, into currency which they can spend at their chosen merchants which) and Toshi (a technology that bridges the gap between the online and in-store luxury experience, empowering retailers to provide an elevated client delivery experience).

For the financial year ended March 31, 2023, Global Blue processed 21.8 million RTS transactions and generated EUR20.9 million in revenue in Global Blue’s RTS business, or 6.7% of Global Blue’s total revenue.
Key markets
Global Blue is present in more than 50 countries across Europe, the Middle East & Africa, Asia Pacific and the Americas and its top markets from a revenue perspective for the financial year ended March 31, 2023 were (in alphabetical order) Australia, France and Italy and for the last two financial years, the top markets for the pre-COVID-19 reference year were Germany, Italy and the UK.

The table below summarizes the last 3 financial years and the financial year ending in March 31, 2020 (the pre-COVID-19 reference year) revenue of Global Blue by geography and by segment and for more details, please see “Note 6 Segment information”:

	For the financial year ended March 31
	2023	2022	2021	2020
	(in EUR millions)
Europe	202.3	82.6	25.6	317.1
Asia	23.5	5.4	5.0	39.4
Rest of the World	3.1	1.6	0.2	3.0
Total TFSS	228.8	89.6	30.8	359.6
Europe	12.3	6.6	3.3	14.8
Asia	49.5	16.7	10.5	46.0
Rest of the World	—	—	—	—
Total AVPS	61.8	23.3	13.9	60.8
Europe	20.9	13.1	—	—
Asia	—	—	—	—
Rest of the World	—	—	—	—
Total RTS	20.9	13.1	—	—
Europe	235.4	102.3	28.9	332.0
Asia	73.0	22.1	15.5	85.4
Rest of the World	3.1	1.6	0.2	3.1
Total revenue	311.5	125.9	44.7	420.4
Europe without RTS	214.5	89.2	28.9	332.0
Asia without RTS	73.0	22.1	15.5	85.4
Rest of the World without RTS	3.1	1.6	0.2	3.1
Total revenue without RTS	290.6	112.9	44.7	420.4

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

C. Organizational structure
The following diagram depicts our organizational structure as of June 14, 2023. Percentages refer to voting power of our ordinary shares and Series A and B Preferred Shares held by the respective shareholders or shareholder groups. Our ordinary shares and Series A and B Preferred Shares have the same voting rights. Therefore, in calculating the percentages, (a) the numerator is calculated by adding the number of our ordinary shares held by the shareholder and the number of Series A and B Preferred Shares held by the shareholder; and (b) the denominator is calculated by adding the aggregate number of our ordinary shares outstanding and the aggregate number of Series A and B Preferred Shares outstanding (but excluding shares held in treasury). The structure chart assumes none of the outstanding Global Blue Warrants are exercised.

(1) Reflects ordinary shares and Series A Preferred Shares held by our directors and members of Executive Management and Other Employees.
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
While Global Blue Group Holding AG is the parent company, we conduct our global business through dedicated TFS, AVPS, and RTS companies and also conduct our operations through service activities from dedicated subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.
See also “Item 4.A History and development of the company” and “Item 4.B Business overview”.
As of the date of this Annual Report on Form 20-F, Global Blue’s group consists of more than 80 entities in more than 45 countries. Global Blue continuously reviews Global Blue’s group structure with a view toward simplifying Global Blue’s group structure and reducing the number of group companies.
The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business Address	Nature Of Business	Proportion of Ordinary Shares held by the Group
Global Blue Acquisition B.V.	Amsterdam, The Netherlands	Finance Company	100.00%
Global Blue France	Paris, France	Tax-Free Shopping	100.00%
Global Blue Italia S.r.l.	Milan, Italy	Tax-Free Shopping	100.00%

D. Property, plants and equipment
Our tangible fixed assets mainly comprise of machinery, equipment and computers, right-of-use assets such as offices, refund points and leasehold improvements. Our principal executive offices are located in Signy, Switzerland, while our main service locations are in Vienna (Austria), Milan (Italy), Paris (France), Sydney (Australia), and Dusseldorf (Germany). Other service locations include Bratislava (Slovakia), Helsinki (Finland), Kuala Lumpur (Malaysia), Porto (Portugal), and Singapore (Singapore). We generally enter into long-term leases for our main facilities such as offices, and refund points. Due to the nature of our operations, and the type of our tangible fixed assets, there are no major environmental issues that may affect our utilization of the assets, and there are no major encumbrances on any of our tangible assets.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements, including the notes thereto, included in this Annual Report on Form 20-F. The discussion and analysis of the financial condition and results of operations of certain items from fiscal year ended March 31, 2021, and year-to-year comparison between fiscal year ended March 31, 2022, and March 31, 2021, that are not included in this Form 20-F can be found in “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended March 31, 2022, which is incorporated by reference herein. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key information—D. Risk factors” and elsewhere in this Annual Report.

A. Operating results
Overview
Global Blue Group Holding AG and its subsidiaries (the “Group” or “Global Blue”) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions

(AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Retail Tech Solutions (RTS) including an e-commerce returns platform, an eReceipts platform and upon the recent business combination of ShipUp SAS (ShipUp), a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever.

Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and RTS. Accordingly, its financial statements and other reporting information presented in this Operating and Financial Review and Prospects Sections show TFSS, AVPS and RTS as separate reporting segments, as well as describe the business as a whole.
COVID-19
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. As a result of various waves of the COVID-19 outbreak cases worldwide and appearance of new variants of the virus, governments delayed their decisions to open the economy for travel, especially into the EU. Consequently, Global Blue’s revenue for the financial year ended March 31, 2021 declined 89% versus the prior year. Following the approvals of various COVID-19 vaccines, subsequent vaccination efforts and the introduction of the COVID-19 vaccination certificates, international travel has gradually reopened and consequently, shops are seeing increased requests for tax-free forms by international travelers. Southeast Asia fell behind Europe and the US in reopening for international travel but has eventually reopened. China was last to reopen for international travel in early January 2023.
Global Blue monitors the levels of business recovery by looking at its revenue levels compared to the same period during the financial year 2019/20 (pre-COVID-19) and neutralizing the effect of acquisitions in the RTS segment, the UK Tax Free abolishment and divestment in Russia, i.e., constant scope.
Global Blue’s Revenue, on a like-for-like basis excluding the UK and Russia TFSS and full RTS segment revenues, is EUR203.8 million for the financial year ended March 31, 2023 compared to EUR302.4 million for the financial year ended March 31, 2020. This implies a recovery of 67.4% compared to the pre-COVID-19 period. Our results of operations for the financial year ended March 31, 2023 to some extent still reflect the impact of the COVID-19 outbreak which started to affect our business from February 2020, as the biggest driver, not yet reached in the reporting year, being the absence of Chinese tourists.
Following the opening up of China in January 2023 and the reinstatement of various logistic capabilities in (such as visa issuance and air traffic capacity), Global Blue expects that Chinese travelers will resume their international shopping tourism and consequently, Global Blue’s Revenue recovery will further improve.
As previously disclosed, Global Blue implemented a cost reduction program, initially made up of short-term measures which took advantage of various government support schemes that have now expired. These short-term measures were followed by certain long-term measures. We believe that once Global Blue achieves pre-COVID-19 volumes, the annual savings related to these long-term measures, excluding inflation and public company costs, are expected to be EUR35 million, enabling the Group to operate with a materially lower cost structure.
Our Total operating expenses decreased by EUR81.9 million, or 21.6%, to EUR297.3 million for the financial year ended March 31, 2023, from EUR379.2 million for the financial year ended March 31, 2020. This decrease is driven by lower amortization of intangible assets acquired through business combinations, lower variable adjusted operating expenses (operating expenses that vary with volume and excludes exceptional items, depreciation and amortization expenses), lower fixed adjusted operating expenses (total operating expenses, excluding exceptional items, depreciation and amortization), and were partially offset by higher exceptional items expenses (items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance). Refer further below in the document for details on the drivers of these decreases.

Impact of Russia’s invasion of Ukraine
Global Blue previously had TFSS operations in Russia, where it owned 51% of a joint venture.
However, various sanction packages and differing restrictions have been imposed on Russia (by, and among others, the US and the EU) since the start of the Russia/Ukraine conflict. In addition, Russia itself has placed restrictions on certain foreign business activities in its territory.
Based on the foregoing, in July 2022, Global Blue disposed of its holdings in its joint venture in Russia. Currently we have no operations in the country. For more information please see "Risk Factors - Global Blue's business, results of operations and financial conditions may be adversely impacted by the ongoing conflict between Russia and Ukraine" for more information.

Recent Developments
ShipUp
On October 31, 2022, Global Blue acquired a 75% stake in ShipUp, a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever. ShipUp is a fast-growing business serving over 370 worldwide brands, operating across Western Europe and North America. Global Blue’s investment in ShipUp accelerates its ambition to provide retailers with a leading ecosystem of post-purchase technologies, and will form part of the RTS segment along with ZigZag and Yocuda.
Global Blue Peru
On December 7, 2022, Global Blue has been awarded an exclusive contract to provide TFS in Peru, following the country’s introduction of the new Tax Free regulations. Global Blue started to offer a fully digital TFS service, including digital in-store solutions for merchants, digital customs validation and a range of digital refund methods for international shoppers. The new TFS scheme has been launched in May 2023, which allows international visitors to enjoy better value and increase their spending power when buying from local and international brands.
Global Blue Colombia
On December 9, 2022, Global Blue has been awarded an exclusive contract to provide TFS in Colombia, as the country endeavors to attract greater spend from international shoppers. With the new TFS scheme Colombia’s retailers, custom authorities and international visitors will benefit from Global Blue’s leading Tax Free technology. Since March 2023, Global Blue provides its advanced, fully digital Tax Free Shopping service, including digital issuing solutions, digital customs validation and digital refund payments methods.
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
Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and RTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•RTS SiS represents the original value of the goods being returned by the online shopper on ZigZag services.
The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFSS SiS, AVPS SiS, RTS SiS and Total SiS for the financial years ended March 31, 2023, 2022 and 2020 (the pre-COVID-19 reference year):

	For the financial year ended March 31
	2023	2022	2020
	(in EUR billions)
TFSS SiS	13.1	4.5	18.5
AVPS SiS	5.2	2.1	4.4
RTS SiS	1.7	1.3	0.0
Total SiS	20.1	7.8	22.9

TFSS SiS
TFSS SiS increased by EUR8.6 billion, or 193.9%, to EUR13.1 billion for the financial year ended March 31, 2023, from EUR4.5 billion for the financial year ended March 31, 2022. This increase is mainly driven by the further recovery from the impact of COVID-19 as a result of the removal of restrictions across several countries which has allowed businesses to return to their normal levels of operations and for travel to return to pre-COVID-19 levels.
TFSS SiS decreased by EUR5.4 billion, or 28.9%, to EUR13.1 billion for the financial year ended March 31, 2023, from EUR18.5 billion for the financial year ended March 31, 2020. Despite the positive trend in the recovery rate, we continue to record a TFSS SiS decrease vs. pre-COVID-19 levels which is attributed to the COVID-19 pandemic, which resulted in governments adopting restrictive measures at the tourists’ origin countries, notably China, a country that only in January 2023 abandoned the its Zero-COVID-19 policy, coupled by the impact of the UK tax free scheme removal and our divestment in Russia.

AVPS SiS
AVPS SiS increased by EUR3.1 billion, or 148.3%, to EUR5.2 billion for the financial year ended March 31, 2023, from EUR2.1 billion for the financial year ended March 31, 2022. Performance is improving as a result of the removal of travel restrictions and international travel resuming to the pre-pandemic levels across most geographies and new business in certain markets, such as Cyprus, Japan, Morocco and Singapore.
AVPS SiS increased by EUR0.8 billion, or 18.4%, to EUR5.2 billion for the financial year ended March 31, 2023, from EUR4.4 billion for the financial year ended March 31, 2020. AVPS performance is benefiting from the higher performance of financial acquiring in Australia, due to its lower exposure to international travelers and from new business in certain markets as mentioned above.
RTS SiS
RTS SiS increased by EUR0.4 billion, or 36.2% to EUR1.7 billion for the financial year ended March 31, 2023 from EUR1.3 billion for the financial year ended March 31, 2022. This increase is mainly due to our continued efforts towards expanding the merchant base through the affiliation of new clients.
As this segment was created in 2021, there is no historical data to compare with for the financial year ended March 31, 2020.
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

Results of Operations
Comparison of Results of Operations for the financial years ended March 31, 2023, 2022 and 2020.
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the financial years ended March 31, 2023, 2022 and 2020 (as a reference for pre-COVID-19 levels of activity):

	For the financial year ended March 31
	2023	2022	2020
	(in EUR millions)
Income statement data:
Total revenue	311.5	125.9	420.4
Of which: TFSS revenue	228.8	89.6	359.6
Of which: AVPS revenue	61.8	23.3	60.8
Of which: RTS revenue	20.9	13.1	0.0
Operating expenses	(297.3)	(212.6)	(379.2)
Operating profit/(loss)	14.1	(86.6)	41.2
Finance income	2.1	1.2	5.3
Finance costs	(38.6)	(25.8)	(37.2)
Net finance costs	(36.6)	(24.7)	(31.8)
Profit/(Loss) before tax	(22.4)	(111.2)	9.4
Income tax benefit/(expense)	(1.0)	14.6	(7.7)
Profit/(Loss) for the period	(23.5)	(96.6)	1.7

Total revenue
Our Total revenue increased by EUR185.5 million, or 147.3% to EUR311.5 million for the financial year ended March 31, 2023, from EUR125.9 million for the financial year ended March 31, 2022, as a result of the EUR139.3 million increase in TFSS revenue, an EUR38.5 million increase in AVPS revenue and EUR7.8 million increase in RTS revenue from the RTS segment. See the sections for further details.
Our Total revenue decreased by EUR108.9 million, or 25.9%, to EUR311.5 million for the financial year ended March 31, 2023, from EUR420.4 million for the financial year ended March 31, 2020, as a result of the EUR130.7 million decrease in TFSS revenue, offset by a EUR1.0 million increase in AVPS revenue, and an EUR20.9 million increase in new revenue from the RTS segment.
The revenue of our TFSS reporting segment increased by EUR139.3 million, or 155.5% to EUR228.8 million for the financial year ended March 31, 2023, from EUR89.6 million for the financial year ended March 31, 2022. As noted above, this increase reflects the ongoing recovery of the tourism post the COVID-19 outbreak.
The revenue of our TFSS reporting segment decreased by EUR130.7 million, or 36.4%, from EUR359.6 million for the financial year ended March 31, 2020. This decrease, is largely in line with the decline of TFSS SiS, and is linked to the disruption of the travel and tourism industry caused by the COVID-19 outbreak, with China abandoning its zero-COVID-19 policy only in January 2023, in addition to the impact of the UK tax free scheme removal and our divestment in Russia.
The revenue of our AVPS reporting segment increased by EUR38.5 million, or 165.0% to EUR61.8 million for the financial year ended March 31, 2023, from EUR23.3 million for the financial year ended March 31, 2022. This revenue increase is in line with the AVPS SiS increase.
The revenue of our AVPS reporting segment increased by EUR1.0 million, or 1.6%, to EUR61.8 million for the financial year ended March 31, 2023, from EUR60.8 million for the financial year ended March 31, 2020. This revenue increase is a consequence of the higher performance of financial acquiring in Australia, that has lower exposure to international travelers and is performing above pre-COVID-19 levels as well as new AVPS business in Cyprus, Japan, Morocco and Singapore. The Revenue increased at lower pace when compared to SiS due to lower margin of the Acquiring business in Australia which is outperforming currency conversion services.

The revenue of our RTS reporting segment increased by EUR7.8 million, or 59.7% (EUR18.9 million, or 44.5% if excluding the impact of ShipUp) to EUR20.9 million for the financial year ended March 31, 2023, from EUR13.1 million for the financial year ended March 31, 2022. The revenue increase from this reporting segment follows the performance and the continued efforts towards expanding the merchant base through affiliation of new clients combined with revenue increases resulting from the business combination with ShipUp.
Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the financial year ended March 31
	2023	2022	2020
	(in EUR millions)
Total operating expenses	(297.3)	(212.6)	(379.2)
Amortization of intangible assets acquired through business combinations	(14.3)	(47.7)	(74.5)
Other depreciation and amortization	(36.7)	(40.2)	(39.1)
Depreciation and amortization	(51.0)	(87.9)	(113.6)
Exceptional items	(12.8)	11.2	(16.0)
Adjusted operating expenses (excluding exceptional items, depreciation and amortization)	(233.5)	(135.8)	(249.7)
Variable adjusted operating expenses(1)	(78.8)	(26.7)	(91.1)
Fixed adjusted operating expenses(2)	(154.8)	(109.2)	(158.5)

(1) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume
(2) Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and volume related operating expenses.
Total operating expenses
Our Total operating expenses increased by EUR84.8 million, or 39.9%, to EUR297.3 million for the financial year ended March 31, 2023, from EUR212.6 million for the financial year ended March 31, 2022. This increase is mainly driven by higher adjusted operating expenses and higher exceptional items expenses, offset by lower amortization of intangible assets acquired through business combinations.
Our Total operating expenses decreased by EUR81.9 million, or 21.6%, to EUR297.3 million for the financial year ended March 31, 2023, from EUR379.2 million for the financial year ended March 31, 2020. This decrease is driven by lower amortization of intangible assets acquired through business combination and lower adjusted operating expenses, lower exceptional items and lower adjusted operating expenses.

Depreciation and amortization
Our depreciation and amortization decreased by EUR36.9 million, or 41.9%, to EUR51.0 million for the financial year ended March 31, 2023, from EUR87.9 million for the financial year ended March 31, 2022 mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).

Our depreciation and amortization decreased by EUR62.6 million, or 55.1%, to EUR51.0 million for the financial year ended March 31, 2023, from EUR113.6 million for the financial year ended March 31, 2020 mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).
Our amortization of intangible assets acquired through business combinations decreased by EUR33.4 million, or 70.0%, to EUR14.3 million for the financial year ended March 31, 2023, from EUR47.7 million for the financial year ended March 31, 2022. This decrease is mainly due to some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR60.1 million, or 80.8% to EUR14.3 million for the financial year ended March 31, 2023, from EUR74.5 million for the financial year ended March 31, 2020. This decrease is due to the Currency Select Intangible Asset acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached their useful lives, partially offset by new amortization on assets from the businesses acquired in the RTS segment.
Our other depreciation and amortization decreased by EUR3.5 million, or 8.7%, to EUR36.7 million for the financial year ended March 31, 2023, from EUR40.2 million for the financial year ended March 31, 2022. This decrease was driven by lower depreciation expenses linked to reduced capitalized lease contracts as part of the Company’s objective to reduce exposure to operational fixed expenditures as well as lower amortization expenses, the result of the Group’s reduced capitalized contracts expenditures.
Our other depreciation and amortization decreased by EUR2.4 million, or 6.1%, to EUR36.7 million for the financial year ended March 31, 2023, from EUR39.1 million for the financial year ended March 31, 2020. This decrease was driven by lower depreciation expenses linked to reduced capitalized lease contracts partially offset by higher amortization expenses, the result of the management team’s focus on digital innovation post pandemic and thus, increases in internally developed capitalized software expenditures.
Exceptional items
Our exceptional items amounted to an expense in the amount of EUR12.8 million for the financial year ended March 31, 2023. The expenses related mainly to i) EUR10.4 million of share based payments, ii) EUR4.4 million of business restructuring expenses of which EUR3.2 million are related to Russia TFS discontinuation, iii) EUR3.4 million of impairment costs, iv) EUR2.4 million of other exceptional items and v) EUR2.8 million of corporate restructuring expenses related to the activities of assessing restructuring the warrants and ShipUp acquisition, costs offset by EUR11.1 million of change in fair value of warrants and put options of which EUR5.7 million are related to the change in fair value of put options of ZigZag and EUR4.8 million related to the change in fair value of put options of Yocuda.
Our exceptional items amounted to a benefit in the amount of EUR11.2 million for the financial year ended March 31, 2022. The positive effect corresponds mainly to i) a gain of EUR15.6 million for the change in fair value of warrants and put options, and ii) a gain of EUR8.1 million of other exceptional items which includes a EUR9.6 million release of an Earn-out provision linked to the business combination with ZigZag Global. This is partially offset by i) EUR7.0 million of share based payments, ii) EUR2.8 million of impairment costs, and iii) EUR2.0 million of business restructuring expenses of which EUR1.6 million are associated with severance and restructuring costs as the Group implemented long-term reductions.
Our exceptional items were an expense in the amount of EUR16.0 million for the financial year ended March 31, 2020, of which i) EUR10.3 million were related to corporate restructuring expenses being mainly accrued charges associated with exit-related costs, ii) EUR3.3 million of share based payments related to non-cash expense as a result of reorganization for the FPAC combination and iii) EUR2.2 million of business restructuring expenses.
Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)

Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR97.7 million, or 71.9%, to EUR233.5 million for the financial year ended March 31, 2023, from EUR135.8 million for the financial year ended March 31, 2022. This increase is attributable to a EUR52.1 million, or 195.4% (EUR48.2 million, or 266.7% if excluding the impact of RTS) increase in variable adjusted operating expenses driven by increased volumes and EUR45.6 million or 41.7% (EUR39.5 million,or 39.1% if excluding the impact of RTS) increase in fixed adjusted operating expenses.
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR16.2 million, or 6.5%, to EUR233.5 million for the financial year ended March 31, 2023, from EUR249.7 million for the financial year ended March 31, 2020. This decrease is mainly attributable to a EUR12.4 million or 13.6% (EUR24.9 million, or 27.3% if excluding the impact of RTS) decrease in variable adjusted operating expenses mainly driven by volume-related costs and EUR3.8 million, or 2.4% (EUR18.1 million, or 11.4% if excluding the impact of RTS) decrease in fixed adjusted operating expenses due to the cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Variable adjusted operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR52.1 million, or 195.4% to EUR78.8 million for the financial year ended March 31, 2023, from EUR26.7 million for the financial year ended March 31, 2022. This is mainly attributable to the increase in volumes in the same period.
Our Variable adjusted operating expenses (excluding exceptional items and depreciation and amortization) decreased by EUR12.4 million, or 13.6% to EUR78.8 million for the financial year ended March 31, 2023, from EUR91.1 million for the financial year ended March 31, 2020. These volume-driven expenses decreased in line with the decrease in Revenue as noted above.
Our Fixed adjusted operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR45.6 million or 41.7% (EUR39.5 million,or 39.1% if excluding the impact of RTS), to EUR154.8 million for the financial year ended March 31, 2023, from EUR109.2 million for the financial year ended March 31, 2022. This is the result of short term cost saving measures applied by management during the COVID-19 period, which have now practically ceased (and depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and were gradually replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to some extent also impacted by inflation and public company costs.
Our Fixed adjusted operating expenses (excluding exceptional items and depreciation and amortization) decreased by EUR3.8 million, or 2.4% (EUR18.1 million, or 11.4% if excluding the impact of RTS), to EUR154.8 million for the financial year ended March 31, 2023, from EUR158.5 million for the financial year ended March 31, 2020. These savings are a result of longer term cost saving measures put in place by the management as a consequence of the significant financial impact on the Company as a result of the COVID-19 outbreak. These savings were partially offset by incremental costs, as a result of the acquisitions in RTS segment as well as, inflation and public company costs.
Net finance costs
Our net finance costs increased by EUR12.0 million, or 48.6%, to EUR36.6 million for the financial year ended March 31, 2023, from EUR24.6 million for the financial year ended March 31, 2022, mainly due to the effect of non-favorable foreign exchange rates and higher interest expenses, as a consequence of higher interest rates.
Our net finance costs increased by EUR4.7 million, or 14.9%, to EUR36.6 million for the financial year ended March 31, 2023, from EUR31.8 million for the financial year ended March 31, 2020, mainly due to higher interest expenses and non-favorable foreign exchange rates.
Income tax benefit/(expense)

Our income tax expense changed by EUR15.7 million, or 107.2% to an expense of EUR1.0 million for the financial year ended March 31, 2023, compared with a benefit of EUR14.6 million for the financial year ended March 31, 2022. This expense is driven by reduced deferred tax assets linked to diminished Earning Before Taxes losses as well as lower amortization on intangible assets acquired through business combinations.
Our income tax expense changed by EUR6.6 million, or 86.3% to an expense of EUR1.0 million for the financial year ended March 31, 2023, compared to an expense of EUR7.7 million for the financial year ended March 31, 2020. The deviation between the two periods is mainly attributable to the lower Earnings Before Tax, as a result of the continuing adverse financial impact caused by the COVID-19 outbreak and reduced amortization on intangible assets acquired through business combinations.
Profit/(loss) for the period
Our Profit/(Loss) for the period changed by EUR73.1 million, or 75.7% to a loss of EUR23.5 million for the financial year ended March 31, 2023, compared to a loss of EUR96.6 million for the financial year ended March 31, 2022.The loss for the period decreased as a result of the factors described above.
Our Profit/(Loss) for the period changed by EUR25.2 million, or to a loss of EUR23.5 million for the financial year ended March 31, 2023, compared with a profit of EUR1.7 million for the financial year ended March 31, 2020. The loss for the period decreased as a result of the factors described above.
Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Operating Profit/(Loss) and Adjusted EBITDA:

	For the financial year ended March 31
	2023	2022	2020
	(in EUR millions)
Profit/(Loss) for the period	(23.5)	(96.6)	1.7
Profit/(Loss) margin (%)	(7.5)%	(76.7)%	0.4%
Income tax (benefit)/expense	1.0	(14.6)	7.7
Net finance costs	36.6	24.6	31.8
Exceptional items	12.8	(11.2)	16.0
Depreciation and amortization	51.0	87.9	113.6
Adjusted EBITDA	78.0	(9.9)	170.7
Adjusted EBITDA margin (%)	25.0%	(7.9)%	40.6%
Our Adjusted EBITDA increased by EUR87.9 million to a positive EUR78.0 million Adjusted EBITDA for the financial year ended March 31, 2023 from a negative EUR9.9 million Adjusted EBITDA for the financial year ended March 31, 2022. As noted above, improvements in performance are primarily driven by an increase in revenue of EUR185.5 million linked to the recovery of the travel and tourism sector partially offset by lower savings in Adjusted operating expenses (excluding exceptional items, depreciation and amortization).
Our Adjusted EBITDA decreased by EUR92.8 million, or 54.3% to a EUR78.0 million profit for the financial year ended March 31, 2023, from a EUR170.7 million profit for the financial year ended March 31, 2020. This was mainly due to a EUR108.9 million decrease in revenue linked to the COVID-19 outbreak as partially offset by a EUR16.2 million reduction in Adjusted operating expenses (excluding exceptional items, depreciation and amortization), in part due to lower volumes and in part due to cost saving measures put in place by management as noted above.

	For the financial year ended March 31
	2023	2022	2020
	(in EUR millions)
TFSS Adjusted EBITDA	136.9	44.9	216.0
AVPS Adjusted EBITDA	27.5	10.8	31.8
RTS Adjusted EBITDA	(6.1)	(3.7)	—
Unallocated costs	(80.4)	(61.9)	(77.1)
Total Adjusted EBITDA	78.0	(9.9)	170.7

Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR136.9 million and EUR27.5 million, respectively, and negative EUR6.1 million for RTS reporting segment, for the financial year ended March 31, 2023. Additionally, there were EUR80.4 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR44.9 million and EUR10.8 million, respectively, and negative EUR3.7 million for RTS reporting segment, for the financial year ended March 31, 2022. Additionally, EUR61.9 million of unallocated costs, which are kept at group level and not allocated to our reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR216.0 million and EUR31.8 million, respectively, for the financial year ended March 31, 2020. Additionally, EUR77.1 million of unallocated costs, which are kept at group level and not allocated to our two reporting segments.
Adjusted Net Income/(Loss) (Group Share)

	For the financial year ended March 31
	2023	2022	2020
	(in EUR millions)
Profit/(loss) attributable to owners of the parent	(25.6)	(97.2)	(3.5)
Exceptional items	12.8	(11.2)	16.0
Amortization of intangible assets acquired through business combinations	14.3	47.7	74.5
Tax effect of adjustments	(9.6)	(8.9)	(14.9)
Adjusted net income/(loss) (Group share)	(8.1)	(69.5)	71.9
Our Adjusted Net Income/(Loss) (Group Share) improved by EUR61.5 million, or 88.4% to a EUR8.1 million loss for the financial year ended March 31, 2023, from a EUR69.5 million loss for the financial year ended March 31, 2022.
Our Adjusted Net Income/(Loss) (Group Share) declined by EUR80.0 million, or 111.2% to a EUR8.1 million loss for the financial year ended March 31, 2023, from a EUR71.9 million profit for the financial year ended March 31, 2020.

Adjusted Effective Tax Rate

	For the financial year ended March 31
	2023	2022	2020
	(in EUR millions)
(i) Income tax benefit/(expense)	(1.0)	14.6	(7.7)
Tax effect of adjustments	(9.6)	(8.9)	(14.9)
(ii) Adjusted tax expenses	(10.6)	5.7	(22.6)
(iii) Profit/(Loss) before tax	(22.4)	(111.2)	9.4
Exceptional items	12.8	(11.2)	16.0
Amortization of intangible assets acquired through business combinations	14.3	47.7	74.5
(iv) Adjusted profit/(loss) before tax	4.7	(74.7)	99.8
(i)/(iii) Effective tax rate (%)	(4.7)%	13.1%	82.1%
(ii)/(iv) Adjusted effective tax rate (%)	227.7%	7.7%	22.7%

Our Adjusted Effective Tax Rate is 227.7% for the financial year ended March 31, 2023, up from 7.7% for the financial year ended March 31, 2022. The higher adjusted effective tax rate for the financial year ended March 31, 2023 compared to the adjusted effective tax rate for the financial year ended March 31, 2022 is mainly driven by interest costs being capped in certain countries reducing their tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall higher adjusted tax expense in relation to the Adjusted profit before tax.
Our Adjusted Effective Tax Rate is 227.7% for the financial year ended March 31, 2023, up from 22.7% for the financial year ended March 31, 2020. The higher adjusted effective tax rate for the financial year ended March 31, 2023 compared to the adjusted effective tax rate for the financial year ended March 31, 2020 is driven by interest costs being capped in certain countries, reducing their tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall higher adjusted tax expense in relation to the Adjusted profit before tax.
Net debt reconciliation

This section presents a reconciliation of net debt for each of the periods presented:

(EUR thousand)	As of March, 31
Net debt	2023	2022	2020
Cash and cash equivalents	(240,546)	(51,690)	(226,139)
Borrowings - repayable after one year	731,594	729,000	630,000
Net Debt	491,048	677,310	403,861
Lease liabilities - repayable within one year	6,984	10,538	14,001
Capitalized financing fees	(4,704)	(6,446)	(9,672)
IFRS 9 effect Senior Debt	—	—	4,267
Borrowings - repayable within one year	61,946	—	—
Bank overdraft	—	676	1,081
Lease liabilities - repayable after one year	10,243	11,319	27,750
IFRS Net Debt	565,517	693,397	441,288

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
In periods of travel disruptions, such as during the COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) monthly cash expenditures; for details on the working capital, see “Net Working Capital”.
During the financial year ended March 31, 2023, as the impact of the COVID-19 outbreak started to lessened and international travel and global economic activity started to recover, Global Blue experienced a gradual volume growth, which led to an increase of net working capital requirements, and consequently, liquidity requirements. Between April 1, 2022 and September 30, 2022, our net working capital needs increased by EUR87.1 million driven by the increased volumes, (a combination of recovery of the business as well as the seasonality effect of summer season).This increase has been funded initially by the utilization of the Supplemental Liquidity Facility (“SLF”) and subsequently with extra funds from the investment agreement with CK Opportunities Fund I, LP, (“Certares”). By March 31, 2023 the net working capital needs had increased to EUR38.1 million mostly driven by the increased volumes as the business recovered from the COVID-19 outbreak period. Given the global and evolving nature of the COVID-19 outbreak and its impact on the international travel and extra-regional shopping sectors, our needs for the next twelve months cannot be accurately quantified at this time.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments. We could be required or could elect to seek additional funding through public or private equity or debt financings, however additional funds may not be available on terms acceptable to us, or at all.
As of March 31, 2023, the Group had cash and cash equivalents of EUR240.5 million, which were predominantly held in Euros. Approximately EUR2.4 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of March 31, 2023, Global Blue had additional available liquidity of EUR12.5 million, consisting of EUR11.6 million of uncommitted local credit lines and RCF availability of EUR0.9 million.
As of March 31, 2023, the Group had EUR788.8 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR625.3 million (borrowings of EUR630.0 million less EUR4.7 million of capitalized financing fees), EUR99.0 millions drawn on the revolving credit facility, EUR61.3 million drawn on the supplemental liquidity facility, and EUR3.2 million in other bank loans .
The Company believes that its cash and cash equivalents are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given that the exact timing and pace of the revenue recovery to pre-COVID-19 levels are based on the uncertainties and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view. See “Net Working Capital” for further discussion of net working capital movements, particularly in slowdowns like that experienced during the COVID-19 outbreak.
Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	For the financial year ended March 31
	2023	2022	2020
	(in EUR millions)
Net cash from/(used in) operating activities	(1.1)	(87.0)	189.3
Net cash from/(used in) in investing activities	(70.6)	(31.0)	(42.7)
Net cash from/(used in) financing activities	258.2	(14.4)	(22.2)
Net foreign exchange differences	2.4	0.6	(1.2)
Net increase/(decrease) in cash and cash equivalents	188.8	(131.8)	123.1
Cash and cash equivalents at the beginning of the year	51.1	182.2	104.1
Cash and cash equivalents at the end of the year	240.5	51.1	226.1
Net change in bank overdraft facilities	0.6	0.7	(1.1)
Net change in cash and cash equivalents	188.8	(131.8)	123.1

Cash flow from/(used in) operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net financial costs, other non-cash items, income tax paid, interest paid and changes in net working capital.
Net cash used in operating activities was EUR1.1 million for the financial year ended March 31, 2023 driven by inflows from results of operations (adjusted EBITDA was EUR78.0 million), more than offset by an outflow of net working capital of EUR38.1 million (see “Net Working Capital” for further details on net working capital movement drivers), EUR16.0 million of interest paid, EUR10.4 million of Corporate Income Tax paid and Exceptional Items of EUR12.8 million.
Net cash used in operating activities of EUR87.0 million for the financial year ended March 31, 2022 was driven by an outflow of net working capital of EUR46.3 million (see “Net Working Capital” for further details on net working capital movement drivers); Adjusted EBITDA was negative by EUR9.9 million, EUR20.4 million of Interest paid and EUR3.5 million of Corporate Income Tax Paid.
Net cash from operating activities of EUR189.3 million for the financial year ended March 31, 2020, was primarily due to the profit generated in the period as well as an inflow of net working capital of EUR89.0 million attributable to the low season where typically Global Blue unwinds working capital. See “Net Working Capital” for further details on net working capital movement drivers.

Cash flow from (used in) investing activities
Net cash flow from/(used in) investing activities primarily consists of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.
Net cash used in investing activities was EUR70.6 million for the financial year ended March 31, 2023 driven by an outflow of EUR32.0 million from the acquisition of subsidiaries net of cash acquired (related to the business combination with ShipUp), an outflow of EUR25.7 million for internally generated intangible assets, an outflow of EUR4.8 million of Purchase of tangible assets, an outflow of EUR6.1 million of Acquisitions of non-current financial assets for a participation in Reflaunt of EUR2.0 million as well as a deposit guarantee with a refunding agent of EUR1.2 million and an outflow of EUR3.4 million of Purchase of intangible assets.
Net cash used in investing activities was EUR31.0 million for the financial year ended March 31, 2022 driven by an outflow of EUR17.1 million for internally generated intangible assets, an outflow of EUR7.6 million related to the Acquisitions of non-current financial assets (acquired minority shares of 1.6% and 17.0% in technology companies Twig, and Toshi for EUR1.2 million and EUR2.5 million respectively, and additional 45.9% stake for EUR34.9 million in Yocuda, resulting in a control stake of 56.3%) and EUR3.0 million outflow mainly from Acquisition of subsidiaries net of cash acquired.
Net cash used in investing activities of EUR42.7 million for the financial year ended March 31, 2020 was driven by an outflow of EUR24.7 million for internally generated intangible assets, EUR7.9 million outflow related to the Acquisitions of non-current financial assets as a result of investments in the Europass and Cash Paris Tax Refund and long-term deposits, an outflow of EUR7.5 million from the Purchase of intangible assets and an outflow of EUR5.6 million of Purchase of tangible assets.
Cash flow from (used in) financing activities
Net cash from/(used in) financing activities primarily consists of proceeds from the issuance of share capital, principal elements of lease payments, and proceeds from borrowings.

Net cash from financing activities was EUR258.2 million for the financial year ended March 31, 2023 related to an inflow of EUR215.2 million of Proceeds from issuance of share capital to Certares, an inflow of EUR59.4 million of proceeds from loans and borrowings due to shareholders, partially offset by an outflow of EUR11.2 million in principal elements of lease payments and also an outflow of EUR4.9 million in transaction costs of issuance of share capital.
Net cash used in financing activities of EUR14.4 million for the financial year ended March 31, 2022 is mainly related to an outflow of EUR13.4 million in principal elements of lease payments.
Net cash used in financing activities of EUR22.2 million for the financial year ended March 31, 2020 was mainly driven by the outflow of EUR15.3 million in payments related to principal elements of lease payments and an outflow of EUR4.8 million in dividends paid to non-controlling interests.
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
When Global Blue experiences rapid month-on-month volume growth, there is a short-term, temporary surge of net working capital needs to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities. See “Risk Factors—Risks Related to Global Blue’s Industry, Business and Regulatory Environment—Global Blue’s net working capital is sensitive to short-term, month-to-month volume growth, and any rapid volume growth for any reason would lead to a short-term, temporary surge of its net working capital”.
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
While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, prior to the COVID-19 pandemic, as a result of the predictable seasonality of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent any significant change in travel flows. See “Risk Factors — Risks Related to Financial Matters and Global Blue’s Capital and Corporate Structure - Seasonality may cause our operating results to fluctuate from quarter to quarter”.

Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR38.1 million for the financial year ended March 31, 2023. The outflow observed reflects an increase of trade receivables which are primarily driven by higher TFS Refunding activity mainly in France, Italy, Singapore and Spain, as a result of the continued recovery of the COVID-19 outbreak and the lifting of travelling restrictions, including in China.
Global Blue recorded a net working capital outflow of EUR46.3 million for the financial year ended March 31, 2022. The outflow observed reflects a reduction of payables in the first months of this financial year, including a payment to French tax authorities of EUR6.7 million as well as payments that were previously deferred due to the COVID-19 outbreak, and an increase in trade receivables especially in the summer of 2021, as a result of the combination of traditional high season period and the gradual recovery of the COVID-19 outbreak impacts and in March 2022, due to the substantial recovery of the international travel and consequently, increased VAT amounts were reimbursed to travelers.
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
Global Blue’s capital expenditure increased by EUR12.8 million or 60.6% to EUR33.9 million for the financial year ended March 31, 2023 from EUR21.1 million for the financial year ended March 31, 2022. Of the EUR12.8 million increase, EUR1.7 million is related to increased purchase of intangible assets, EUR8.6 million is related to increased payments for capitalized intangible assets and EUR2.5 million is related to property, plant and equipment.
Global Blue’s capital expenditure decreased by EUR3.8 million or 10.1%, to EUR33.9 million for the financial year ended March 31, 2023 from EUR37.7 million for the financial year ended March 31, 2020. The majority of the EUR3.8 million decrease is related to EUR4.0 million decrease in intangible assets (purchases and capitalization) and a EUR0.8 million decrease in property, plant and equipment purchases.
We have made no material firm commitments with respect to our principal future investments.
Banking Facilities and Loans
Overview and structure
On October 25, 2019, certain members of Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent. On January 14, 2020, the Facilities Agreement was amended and restated by an amendment letter entered into with, among others, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent. The Facilities Agreement governs the EUR630 million term loan facility (the “Term Loan Facility”) and the EUR100 million revolving credit facility (the “Revolving Credit

Facility” and, together with the Term Loan Facility, the “Facilities”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR20 million of the Revolving Credit Facility to be utilized by way of euro-denominated swingline loans. The Facilities are senior secured and governed by English law.
On August 28, 2020, Global Blue drew down EUR630 million from the Term Loan Facility and EUR99 million from the Revolving Credit Facility (see “Indebtedness”).
In September 2020, Global Blue entered into a Supplemental Liquidity Facility (“SLF”) with SL Globe trotter, LP for an amount of USD75.0 million (EUR70.1 million). On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs.
Purpose
Global Blue has used the funds obtained by the Term Loan Facility, together with the available cash to the extent needed, to reimburse the principal amount and the interest accrued but not yet paid on is historic indebtedness, as well as to pay related fees, costs and expenses (including certain of those relating to the public listing in August 2020). The Revolving Credit Facility replaced the historic credit facility and is available, among others such as the Supplemental Liquidity Facility, to finance or refinance working capital and/or for general corporate purposes of Global Blue (see “Net Working Capital”).
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
The Supplemental Liquidity Facility Agreement will be required to be repaid in full by the Borrower on the earlier of (i) the date falling on the second anniversary of the date of the initial utilization of that Loan and (ii) February 28, 2024 (each term as defined in the Facilities Agreement).
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
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Group’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

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

Interest on the Supplemental Liquidity Facility accrues at a rate of 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the SLF, as published by the Swiss tax authorities. Interest accrues and is to be paid by the Borrower at the end of each six-month interest period of the SLF, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.
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
However, on February 3, 2021, to preserve financial flexibility in light of the ongoing COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. The waiver provides revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant was planned to be tested for the first time on September 30, 2022. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition. On October 4, 2021, the company had obtained an extension of the waiver period until March 31, 2023. Global Blue has used the proceeds from any equity contribution or subordinated debt as an EBITDA Cure, which is deemed to increase the amount of Consolidated Pro Forma EBITDA for the purposes of the financial covenant leverage ratio test. As a result, Global Blue was in compliance with the financial covenant as of March 31, 2023.

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
Indebtedness

The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of March 31
	2023	2022	2020
	(in EUR millions)
Non-current financing—term senior debt	—	—	634.3
Non-current financing—senior debt facility(1)	630.0	630.0	—
Capitalized financing fees(2)	(4.7)	(6.4)	(9.7)
Revolving credit facility(3)	99.0	99.0	—
Supplemental liquidity facility(4)	61.3	—	—
Other bank loans(5)	3.2	—	—
Bank overdraft(6)	—	0.7	1.1
Total interest-bearing loans and borrowings	788.8	723.2	625.7

(1) New senior debt facility which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our historic indebtedness.
(3) Revolving credit facility of EUR100.0 million of which EUR99.0 million has been drawn .
(4) Supplemental liquidity facility of USD75 million, of which USD65 million (EUR61.3 million) has been drawn.
(5) The group acquired a number of bank loans whose total outstanding balance was EUR3.2 million as of March 31, 2023, of which EUR0.6 million are of a short-term nature.
(6) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

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
The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage lower than 4.75x (see “Main undertakings”).
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
As of March 31, 2023, approximately EUR2.4 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. Majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of March 31, 2023 were limited to EUR11.6 million. The Local credit facilities may be subjected to restriction and none of these local overdraft facilities are committed in nature.
Supplemental Liquidity Facility
Under the loan agreement dated September 30, 2020 and amended November 22, 2021 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) have provided Liquidity Loans to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million (subject to “Reserved Commitments” of USD 10.0 million). Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Supplemental Liquidity Facility is available to the Borrower, except for the “Reserved Commitments”, to either i) cure or avoid an expected breach of the financial covenant under the Facilities Agreement or ii) to finance in good faith the actual liquidity needs of Global Blue. The “Reserved Commitments” may only be utilized to finance any amount of any director or officer liability claim to the extent that, proforma for the payment of such amount of that claim without the utilization of the Reserved Commitments, the Group would have Liquidity of less than EUR60 million.
The Liquidity Loans are postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The Liquidity Loans were available to the Borrower to the closing date until (and including) February 28, 2024.
On April 1, 2022 the Group drew USD20 million (EUR18.0 million) of the SLF and on April 19, 2022 drew an additional USD45 million (EUR41.4 million) to fund working capital needs of the Group (see “Net Working Capital”).
Other bank loans
During the financial year ended March 31, 2023 the group acquired a number of small bank loans each ranging from EUR0.2 million to EUR0.9 million; The total outstanding balance of these loans was EUR3.2 million as of March 31, 2023, of which EUR0.6 million is of a short-term nature. The interest rate of these small loans ranges between 0.57% to 4.78%, and they have maturities between September 10, 2026 and December 31, 2028.
C. Research and development, patents and licenses etc.
Global Blue is heavily focused on innovation and, as such, Global Blue’s technology platform continues to evolve and provides new features. Global Blue’s annual technology spend (including technology operating expenses and capital expenditure) amounting to an average of 16% of its revenue over the period between April 1, 2014 to March 31, 2023 or EUR 471.0 million in aggregate. As of March 31, 2023, Global Blue had more than 50 new products in the pipeline, which Global Blue works on and intends to roll out in the medium term to enhance the experience for all stakeholders.
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

D. Trend information
Our results of operations depend highly on international travel, and economic conditions underpinning international travel. During the past three fiscal years, the COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and extra-regional shopping activity, have negatively impacted Global Blue.
During the fiscal year ended March 31, 2023, the effects of COVID-19 were largely alleviated when compared to the first years of the COVID-19 pandemic; nevertheless, the following elements are deemed as key to Global Blue’s full recovery:
1.The increasing willingness of consumers to travel and shop again: According to a monthly Global Blue Survey based on an average 65,000 consumers who have shopped Tax Free in the last 24 months, a large majority (80+%) of international shoppers / travelers from origin-market nationalities such as American (US), the Gulf Countries (GCC), and Southeastern Asia (SEA), are willing to travel and shop in the near future, with the mainland China shoppers’ willingness to travel reaching 79%.
2.The opening of corridors for fully-vaccinated travelers: Most corridors have been fully re-opened, i.e. most of the traveling restrictions such as quarantines and both outbound and inbound restrictions have been removed. For example, as a destination, Europe has been re-opened to all vaccinated travelers since the 2nd quarter of 2022, Singapore since April 2022, and Japan and South Korea since the 4th quarter of 2022. In terms of source markets, Asian locations such as Hong Kong, Taiwan and other South East Asian markets allowed their nationals to travel to international destinations beginning in the second half of 2022, while mainland China re-opened in early January 2023. In relation to the latter’s travel corridors, some were deemed as partially reopened between January and April 2023, as some sanitary-driven restrictions remained. Currently, the sole closed corridor is now Russia, as a consequence of enforced sanctions due to the conflict with Ukraine.
3.The pent-up demand: The current spend-per-traveller has substantially increased compared to pre-COVID-19 levels, thanks to an increase in the shopper-to-traveller ratio1, and an increase in total spend per affluent shopper/traveller; as an example, US shoppers in Europe who were spending in excess of EUR40.000 per annum in 2019, have spent 3 times more during the fiscal year ended March 31, 2023.
4.Other factors: The recovery is also supported by a strong US dollar, that is reinforcing the purchasing power of US residents, and residents in countries with a US-pegged currency, accompanied by price increases recorded by luxury retail groups since 2019, which for the moment demonstrates a limited shopper price sensitivity.
With the return to a normal sanitary situation, and the removal of virtually all travel restrictions, once the air travel capacity has returned to pre-COVID-19 levels (which is not expected before 2024-2025), we believe we will be able to return to pre-COVID-19 business levels in a short period of time.
1 Number of travellers who make at least one purchase, as recorded through the monitoring of Sales-in-Store.

This is supported by the strong indicators that the middle class in emerging markets will continue growing, which is expected to further increase international travel and extra-regional shopping spend, benefiting in particular our TFS segment.
In terms of technological developments, digital and mobile payments, accompanied by consumers’ expectations of streamlined refund processes, as well as governments’ adoption of instant payment infrastructure, and digitalization of export validation, are expected to benefit Global Blue’s businesses on an ongoing basis.
With consumer payment methods continuing to migrate from cash and physical cards to mobile methods, including Apple and Android Pay creating mobile devices as the wallet of the future, Global Blue is well positioned to capitalize on this trend as the Company is already supporting a number of digital solutions, integrated into merchants’ payment systems, thus reducing the refund time and enabling the Company to engage directly with travelers at various points of the travel cycle to render their experience with Global Blue products more seamless.

The continued growth towards the digital wallet provides retailers the opportunity to engage and interact with the shopper using data provided by Global Blue and create personalized marketing programs direct to the consumer.

As far as digitalization of export validation is concerned, Global Blue sees a growth trend that it believes will benefit its TFS business, as digitalization simplifies and streamlines the customer journey, reducing friction, while improving Global Blue’s success ratio.
In relation to omni-channel technologies in the retail domain, Global Blue is seeing a strong focus from retailers on the enhancement of the shoppers’ post-purchase experience, which is expected to fuel growth of Global Blue’s RTS business. In addition, a single-client cross-channel view will enable the collection of big data, which in turn will play a big part in creating personalized experiences.

E. Critical accounting estimates
Global Blue prepares its consolidated financial statements in accordance with IFRS, as issued by the IASB. For more information about the critical accounting estimates and judgements, see Note 5 Critical accounting estimates and judgements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management
Board of Directors
The table below outlines the name, age and position of the current members of the Board of Directors. Age references in the table below are as of June 15, 2023. The business address for our executive officers and directors is c/o 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland.

Directors	Age	Position
Thomas W. Farley	47	Chairman of the Board of Directors, Director
Jacques Stern	58	Chief Executive Officer, Director
Ulf Pagenkopf	37	Director
Christian Lucas	53	Director
Joseph Osnoss	45	Director
Guoming Cheng	50	Director
Eric Strutz	58	Director
Eric Meurice	66	Director
Tom Klein	60	Director

Thomas W. Farley has served as an independent chairman of Global Blue’s board of directors since 2020. Prior to that Mr Farley served as as the Chief Executive Officer, President, Chairman of the Board and a director of Far Peak Acquisition Corporation and Far Point Acquisition Corporation. Mr. Farley served as President of the NYSE Group of Intercontinental Exchange Inc. (“ICE”) from May 2014 until May 2018. Mr. Farley’s responsibilities included leading all operations for the NYSE and managing a diverse range of equity and equity options exchanges, comprising the largest equities listing and securities trading venue in the world. Mr. Farley joined the NYSE in November 2013 when ICE acquired NYSE Euronext. Prior to becoming President of the NYSE in May 2014, he served as the Chief Operating Officer. Prior to joining the NYSE, Mr. Farley served as Senior Vice President of Financial Markets at ICE, where he oversaw the development of several businesses and initiatives across ICE’s markets. Mr. Farley joined ICE in 2007 as the President and Chief Operating Officer of ICE Futures U.S., formerly the New York Board of Trade. He also represented ICE on Options Clearing Corporation’s board of directors. Prior to joining ICE, Mr. Farley was President of SunGard Kiodex, a risk management technology provider to the derivatives markets and prior thereto served as the business unit’s Chief Financial Officer and Chief Operating Officer. Mr. Farley has also held various positions in investment banking at Montgomery Securities and in private equity at Gryphon Investors. Mr. Farley holds a Bachelor of Arts degree in Political Science from Georgetown University and is a Chartered Financial Analyst.
Jacques Stern has served as Global Blue’s President and Chief Executive Officer since joining Global Blue in 2015 and has served as a member of Global Blue’s board of directors since 2014. He has nearly 30 years of experience in large international companies. He started his career at PricewaterhouseCoopers in 1988 as an auditor and later joined the Accor Group in 1992, where he held various leadership positions, including Chief Financial Officer and Deputy Chief Executive Officer. Between 2010 and 2015, he served as Chairman and Chief Executive Officer of Edenred. Mr. Stern also serves as non-executive director on the boards of Perkbox, Voyage Prive and Gecina. Mr. Stern holds a business degree from the École Supérieure de Commerce de Lille.
Ulf Pagenkopf has served as a member of Global Blue`s board of directors since 2019. Mr Pagenkopf is a Senior Investment Leader and Member of Management at Partners Group since 2022. Before joining Partners Group, he spent 10 years at Silver Lake in London, most recently as a Director in the investment team. Prior to joining Silver Lake, he was at Deutsche Bank in the Frankfurt and London offices working in the M&A and Leveraged Debt Capital Markets groups. Mr Pagenkopf graduated from the European Business School, Oestrich-Winkel (Germany) with a B.Sc. in General Management.
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
Eric Strutz has served as an independent member of Global Blue’s board of directors since 2018. In addition to serving on Global Blue’s board of directors, Dr. Strutz is a member of the board of directors and Chairman of the Risk Committee of HSBC Bank PLC and in the same functions at its subsidiary HSBC Continental Europe. He is also the Chairman of the Audit Committee of HSBC Trinkaus & Burkhardt GmbH supervisory board. Dr. Strutz was member of the Board of Directors and Vice Chairman on Partners Group until May 2021 and Chief Financial Officer and a member of the board of managing directors of Commerzbank AG until March 2012. Prior to joining Commerzbank AG, Dr. Strutz was employed by the Boston Consulting Group from 1993, where he was Vice President, Director and Partner as from 2000. He studied at the Universities of Erlangen-Nürnberg and St. Gallen and holds an M.B.A. from the University of Chicago Booth School of Business, as well as a Doctorate summa cum laude in Business Administration from the University of St. Gallen (Switzerland).
Eric Meurice has served as an independent member of Global Blue’s board of directors since 2018. In addition to serving on Global Blue’s board of directors, Mr. Meurice is a member of the board of directors and Chairman of Soitec SA since July 2018 and member of the board of directors of IPG Photonics Corp since 2014. Prior to joining Global Blue’s board of directors, Mr. Meurice worked at ASML Holding NV as President and Chief Executive Officer from 2004 to June 2013 and Chairman from July 2013 to March 2014. He served as Executive Vice President of Thomson’s TV division from 2001 to 2004 and as Vice President and General Manager (Western, Southern and Eastern Europe) of Dell from 1995 to 2001. Mr. Meurice holds a master’s degree in Engineering from Ecole Centrale (Paris, France), a master’s degree in Economics from Pantheon-Sorbonne University (Paris, France) and an M.B.A. from Stanford University (USA).
Tom Klein has served as a member of Global Blue’s board of directors since 2022. Since October 2018, Mr. Klein is a Senior Managing Director of Certares. Prior to joining Certares, Mr. Klein was a Director, CEO and President of Sabre Incorporated (“Sabre”), a global technology company serving the travel industry and its subsidiary, Travelocity.com. Prior to being appointed as CEO, Mr. Klein held a number of executive positions at Sabre, including President, Executive Vice President and both domestic and international Senior Vice President roles. Mr. Klein led the IPO of Sabre in 2014. Prior to joining Sabre, he held various management positions at American Airlines and Consolidated Freightways and has spent 29 years as an operator in the travel sector. Mr. Klein was appointed by the U.S. Secretary of Commerce to serve on the Board of Directors of Brand USA in 2010. He was reappointed twice and ended his third term in 2017 as Chairman. Mr. Klein also served on President Barack Obama’s

President’s Advisory Council on Doing Business in Africa. Mr. Klein serves on the Board of Directors of Avia Solutions Group and is a member of the Investment Committee and the Management Committee of Certares Management LLC. Mr. Klein previously served on the Boards of Directors of Cedar Fair Entertainment, Nirvana Travel & Tourism, and Playa Resorts. Mr Klein recieved his Bachelor of Science degree in Business Administration from Villanova University (USA) where he serves on the Board of Trustees.
Executive Management
The table below outlines the name, age and position of the current members of the Executive Management. Age references in the table below are as of June 15, 2023.

Name	Age	Position
Anamaria Tudor	33	Senior Vice President & Global Human Resources Director
Damian Cecchi	50	Senior Vice President of Added Value Payment Solutions
Fabio Ferreira	50	Chief Technology Officer
Greg Gelhaus	47	Chief Operating Officer—APAC and Central Europe
Jacques Stern	58	Chief Executive Officer
Jeremy Henderson-Ross	46	General Counsel and Company Secretary
Jeremy Taylor	47	Senior Vice President Operations
Jorge Casal	55	Senior Vice President New Markets, Americas and Public Affairs
Laurent Delmas	59	Chief Operating Officer—Europe South
Pier Francesco Nervini	54	Chief Operating Officer—Europe North, Central and Global Accounts
Roxane Dufour	41	Chief Financial Officer
Tomas Mostany	51	Senior Vice President Strategy and Chief Product Officer
Virginie Alem	37	Senior Vice President Marketing, Communications & Customer Value Creation

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
Fabio Ferreira has served as Global Blue’s Chief Technology Officer since joining Global Blue in 2015. He has more than 20 years of experience in information technology leadership positions, particularly in information technology architecture redesign and management of mission-critical applications. He started his career at Ambev in 1995 and held various leadership positions in Brazilian companies before joining the Accor Group. At Accor Group, he held several positions, including Chief Technology Officer Latin America for Accor Hotels. From 2012 to 2015, he held the position of Chief Information Officer Latin America at Edenred. He has a bachelor’s degree in Computer Science and an M.B.A. from the University of Sao Paulo.
Greg Gelhaus has served as Global Blue’s Chief Operating Officer—APAC and Central Europe since 2020 and prior to that as Chief Operating Officer - APAC since joining Global Blue in 2014. Prior to joining Global Blue, he worked as Engagement Manager for Marakon from 2005 to 2009 and later joined Alvarez & Marsal as Director of the European Restructuring Group in 2009. From 2011 to 2013, he served as Group Finance and Operations Director at Kirkham. He has an M.B.A. from the Wharton School and a Bachelor of Business Administration in Accounting from the University of Michigan.
Jacques Stern has served as Global Blue’s President and Chief Executive Officer since joining Global Blue in 2015 and has served as a member of Global Blue’s board of directors since 2014. He has nearly 30 years of experience in large international companies. He started his career at PricewaterhouseCoopers in 1988 as an auditor and later joined the Accor Group in 1992, where he held various leadership positions, including Chief Financial Officer and Deputy Chief Executive Officer. Between 2010 and 2015, he served as Chairman and Chief Executive Officer of Edenred. Mr. Stern also serves as non-executive director on the boards of Perkbox, Voyage Prive and Gecina. Mr. Stern holds a business degree from the École Supérieure de Commerce de Lille.
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
Pier Francesco Nervini is Global Blue’s Chief Operating Officer—Europe North and Global Accounts, having served in this position since 2014. He joined Global Blue in 2004 as Managing Director for DCC in Italy and later held the positions of Managing Director for Global Blue Italy from 2005 to 2009, Vice President Global Accounts from 2009 to 2014 and Head of Commercial Europe from 2014 to 2015. He started his career in 1995 at Philips and later Dun & Bradstreet, where he held various management positions. Mr. Nervini holds a degree in Marketing from the Università degli Studi di Firenze.
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
Tomas Mostany joined Global Blue in 2002 and has served as Senior Vice President Strategy and Chief Product Officer since 2021 and before that was Senior Vice President Product Tax Free Shopping from 2015. In the past, he served in several other positions at Global Blue, including Country Manager Argentina, Managing Director of Italy and Regional Manager for Southern Europe. Prior to joining Global Blue, he held various management positions within Kodak and Havas. He has an M.B.A. from the Instituto para el Desarrollo Empresarial de la Argentina and a degree in Industrial Engineering from the Instituto Tecnológico de Buenos Aires.
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
Executive Management - Compensation components for Fiscal Year 2023
Base Salary
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
On October 12, 2021, 871,550 exceptional RSAs were granted as part of a retention mechanism for key employees which are not subject to any performance condition. The award is based over a 2-year period; the first vesting occurred in September 2022 (40% of the total), and the second tranche is vesting in September 2023 (60% of the total).
On September 14, 2022, under the MIP, Global Blue granted 764,000 RSAs to its employees. Under this plan, participants are granted Company’s ordinary shares if they remain in the employment of the Company, and certain market and non-market conditions are met. The award is vesting over a 4-year period with 25% of the RSAs vesting on August 28, 2023 (except for French residents vesting on September 16, 2023), 25% on August 28, 2024, 25% on August 28, 2025, and 25% on August 28, 2026. For the CEO the award is vesting over a 2-year period with 50% of the RSAs vesting on August 28, 2023, and the remaining 50% on August 28, 2024.
An award (or any tranche of an award) lapses in certain circumstances, which are set out in the MIP plan documentation adopted by the NCC.
Under the MIP, the aggregate number of Options is 8.0 million, and the aggregate number of RSAs granted is 2.9 million.
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
In February 2022, the service agreement was amended to provide that any annual restricted stock award to be granted each year, starting from January 2022, will be the greater of 150,000 shares or EUR1.25 million, subject to a maximum of 1,000,000 shares per grant. Such restricted stock award that are subject to performance conditions will have a vesting period of two years, with 25% vesting each semi-annual period. In addition, if the Company undertakes a primary equity or equity-linked offering then under certain circumstances, the three-month VWAP of the Company’s shares is less than $5 per share and Mr. Stern remains employed as Chief Executive Officer and has not been dismissed for cause or given notice of his resignation (collectively, the “Trigger Event”), then (i) the number of existing restricted stock awards that are subject to performance conditions will be adjusted to EUR1 million divided by the applicable reference price, subject to a cap of 800,000 shares per tranche, (ii) the number of existing restricted stock awards that are not subject to performance conditions will be adjusted to EUR1,833,333 divided by the applicable reference price, subject to a cap of 1,466,667 shares and (iii) the number of existing restricted stock awards under future grants will be adjusted to EUR1.25 million divided by the applicable reference price, subject to a cap of 1,000,000 shares per tranche. In addition, upon the occurrence of the Trigger Event, the exercise price of existing stock options granted to Mr. Stern will also be reduced.
On September 14, 2022, the NCC approved the second amendment of the CEO’s employment agreement dated August 31, 2020, which was first amended on February 24, 2022, making amendments to the CEO’s share-based compensation and its conditions as follows:
RSA
Grant of 198,219 additional RSA shares, out of which 65,915 were granted and vested at the same time, and 132,304 will vest in the future. All the other terms of the RSA remained unaffected.
SOP
The strike price of the existing Options grants has been adjusted as set forth below, while all the other terms of the SOPs remained unaffected.

SOP 2020 MOD - Number of shares (thousand)
Original Option Strike Price	New Option Strike Price	Vesting date				Total
		15/02/2022	15/08/2022	15/08/2023	15/08/2024
US$ 8.5	US$ 6.4	335	112	223	223	894
US$ 10.5	US$ 8.4	284	95	189	189	756
US$ 12.5	US$ 10.4	232	77	155	155	619

US$ 14.5	US$ 12.4	180	60	120	120	481
Total		1,031	344	688	688	2,750

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
Board Compensation Structure
We do not currently pay our directors who are either employed by us, by Far Peak Acquisition Corporation, by Silver Lake, by Partners Group or by Ant Small and Micro Financial Services Group Co., Ltd., any compensation for their service as directors. For those directors receiving compensation, our director compensation program during the period starting on April 1, 2022, and ending on March 31, 2023 consisted of a combination of an annual fixed cash compensation, payable annually, and equity instruments not subject to any performance targets, under the Non-Executive Directors RSAs plan (as adopted by Global Blue on November 12, 2020, and explained under the section “Executive Management - Compensation components for Fiscal Year 23” above), as determined under the review process of the NCC and approved by the Board, as set forth below(1):

(in EUR thousands)	Chair	Member
Board of Directors	-	90
Finance and Audit Committee	-	-
Nomination and Corporate Governance Committee	-	-

(1) Pursuant to their arrangement with the Company, two Board members, namely Mr. Eric Strutz, and Mr. Eric Meurice receive a flat annual gross fee of EUR80,000 (subject to mandatory deductions for social security contributions and source taxes) for their service on the Board of Directors and board committees.

Board Compensation Amounts
In the period starting on April 1, 2022, and ending on March 31, 2023, the compensation of the members of the Board of Directors was as follows (in EUR thousands):

Name	Function	Gross Compensation	Employer’s Social & Pension Contributions	Long-term Incentive Plan	Total Compensation
Thomas W. Farley	Chairman, Director	—	—	—	—
Jacques Stern(1)	Chief Executive Officer, Director	—	—	—	—
Ulf Pagenkopf	Director	—	—	—	—
Christian Lucas	Director	—	—	—	—
Joseph Osnoss	Director	—	—	—	—
Yulei Wang(2)	Director	—	—	—	—
Guoming Chen(2)	Director	—	—	—	—
Thomas Klein(2)	Director	—	—	—	—
Eric Strutz	Director	80	10	—	90
Eric Meurice	Director	80	8	—	88
Total		160	18	—	178

1.As member of the Executive Management, Jacques Stern receives no compensation for service on the Board of Directors. Compensation for Jacques Stern is included in below.
2.In July 2022 Tom Klein joined the board and Guoming Cheng replaced Yulei Wang. Yulei Wang left the board in July 2022.

No loans were extended to members of the Board of Directors or outstanding during the period starting on April 1, 2022, and ending on March 31, 2023. No payments to former members of the Board of Directors in connection with their former role or which are not at arm’s length were made during and with respect to such period, and no severance payments to any member or former member of the Board of Directors were made during and with respect to such period. No payments to related parties of members of the Board of Directors were made during such period.

Equity and Equity-Linked Instruments granted to Members of the Board of Directors during the period (1):

Excluding Jacques Stern, our CEO, whose equity and equity linked instruments are listed below, the members of the Board of Directors and their related parties, if any, were not granted any equity or equity-linked instruments during the period.
Executive Management Compensation Amounts
For the period starting on April 1, 2022, and ending on March 31, 2023, the fixed and variable compensation of the members of the Executive Management was as follows (in EUR thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Gross Salary	Bonus	Other Compensation(1)	Employer’s Social & Pension Contributions	Long-term Incentive Plan(2)	Total
Jacques Stern	750	700	8	565	1,960	3,983
Other Executives	3,182	1,668	331	1,453	730	7,365
Total Executive Management Compensation(3)	3,932	2,368	339	2,018	2,690	11,348

1.Includes essentially school fees, housing allowance, health insurance and private-use portion of company car allowance.
2.Represents the full value of the award granted for the compensation period and associated social charges.
3.These figures relate to a total of thirteen individuals who were members of Executive Management during the reporting period.

Equity and Equity-Linked Instruments granted to Members of the Executive Management during the period:
The members of the Executive Management and their related parties, if any, were granted the following (vested and unvested) equity and equity-linked instruments during the period:

Name	RSAs	Options
Jacques Stern	448,219	—
Other Executives	193,000	—
Total Executive Management	641,219

In the case of the RSAs:
50% of each tranche of the award is not subject to performance conditions, while the remaining 50% of each tranche is subject to meeting performance conditions in relation to total shareholder return (in absolute and relative terms) with a weight of 50%, and adjusted net income compound annual growth rate (“CAGR”) with a weight of 50%. For the RSAs issued in 2022, the awards have a 4-year vesting period with 25% of the RSAs vesting on August 28, 2023 (except for French residents vesting on September 16,2023), 25% on August 28, 2024, 25% on August 28, 2025, and 25% on August 28, 2026. For the CEO the awards vest over a 2-year period with 50% of the RSAs vesting on August 28, 2023, and the remaining 50% on August 28, 2024. Following the second amendment of the CEO’s employment agreement, additional RSAs were granted. All the other terms of the RSA remained unaffected.
In the case of the Options:

Following the second amendment of the CEO’s employment agreement, the strike price of the existing Options granted has been adjusted, while all the other terms of the SOPs remained unaffected. The new exercise prices of the options are as set forth below:

SOP 2020 MOD - Number of shares (thousand)
Original Option Strike Price	New Option Strike Price	Vesting date				Total
		15/02/2022	15/08/2022	15/08/2023	15/08/2024
US$ 8.5	US$ 6.4	335	112	223	223	894
US$ 10.5	US$ 8.4	284	95	189	189	756
US$ 12.5	US$ 10.4	232	77	155	155	619
US$ 14.5	US$ 12.4	180	60	120	120	481
Total		1,031	344	688	688	2,750

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
Global Blue has developed the Agile Working Model (AWM), a structured framework to allow employees to have the flexibility to work remotely. This aims to i) retain current talent and ii) increase Global Blue’s reach to new locations where talent is available. The AWM has been rolled-out across the various regions.
As of March 31, 2023, Global Blue employed 1,783 Full Time Equivalents (“FTEs”) worldwide. The table below shows the number of FTEs per geographical division for the periods indicated:

	For the financial year ended March 31
	2023	%	2022	%	2021	%
EMEA(1)	1,516	85.0%	1,195	84.6%	1,116	84.9%
APAC(2)	238	13.3%	198	14.0%	176	13.4%
Americas(3)	29	1.6%	20	1.4%	23	1.7%
Total	1,783	100.0%	1,412	100.0%	1,314	100.0%

(1) EMEA includes Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Kazakhstan, Latvia, Lebanon, Lichtenstein, Lithuania, Luxembourg, Morocco, Monaco, the Netherlands, Norway, Poland, Portugal, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, the United Kingdom.
(2) APAC includes Australia, China, Japan, Malaysia, New Zealand, Singapore and South Korea.
(3) Americas includes Argentina, the Bahamas, Colombia, Peru and Uruguay.

As of March 31, 2023 Global Blue FTEs increased by 371 or 26.3% to 1,783, from 1,412 as of March 31, 2022. As the business returns to normal levels, the Group had to hire for operational positions in order to handle the increased volume. Global Blue had also hired strategic positions as well for new markets, such as Colombia and Peru. The business combination with ShipUp FTEs is also a driver for the increased levels of FTEs.
As of March 31, 2023 Global Blue FTEs increased by 469, or 35.6% to 1,783, from 1,314 as of March 31, 2021. The increase of the number of FTEs is related to the return of furloughed staff to full working hours and also by the Group need to hire for strategic positions as well as operational positions in order to handle the increased volume.
As of March 31, 2023 Global Blue FTEs decreased by 267, or 13.0% to 1,783, from 2,050 as of March 31, 2020. The decrease of the number of FTEs is related to Global Blue’s longer-term cost savings initiatives implemented during the financial year ended March 31, 2021, to reduce its monthly cash expenditures. For more details, please see “Operating Results”.
Global Blue operates an annual target setting and appraisal cycle supported by clear guidelines for performance indicators and a calibration process that is aimed at monitoring development in fixed and variable pay, ensuring fairness and diversity amongst Global Blue’s employees. Global Blue has a bonus policy, aimed at incentivizing Global Blue’s employees to participate in the success of Global Blue’s business. Global Blue also has a Share Based Compensation plan for selected employees aiming to retain its talent.
In order to safeguard the quality of the people Global Blue hires and Global Blue’s reputation, Global Blue applies strict pre-employment screening measures and use assessment tools in the selection process.

Employee Representation

Argentina: As of March 31, 2023 approximately 24% of Global Blue’s employees in Argentina were affiliated with the labor union Sindicato de Empleados de Comercio. The relationship between Global Blue and the Sindicato de Empleados de Comercio is constructive and cooperative.
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
Italy: As of March 31, 2023 approximately 1.0% of Global Blue’s employees in Italy were affiliated with the Italian General Confederation of Labour (Confederazione Generale Italiana del Lavoro). In addition, the employees are represented under the National Collective Bargaining Arrangement for the Tertiary.
Slovakia: All of Global Blue’s employees in Slovakia are represented by the trade union UniJA, even if they are not members of UniJA. The relationship between Global Blue and UniJA is constructive and cooperative.

European Works Council: In June 2017, representatives of the trade union UniJA and the works council in Austria have requested that a European-wide works council be set up, a process which is governed by EU Directive 2009/38/EC. The COVID-19 pandemic caused some delays in its implementation, but Global Blue is currently setting up a European-wide works council.

E. Share ownership
The information set forth under “Item 6. Directors, Senior Management and Employees - Item 6.B Compensation” is incorporated by reference. For more information on our equity-based participation plans, see the information set forth under “Item 18. Financial Statements - Note 39. Related party transactions” which is incorporated by reference.
F. Disclosure of a registrant's action to recover erroneously awarded compensation

Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information regarding the beneficial ownership of ordinary shares at June 23, 2023:

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
We believe that as of June 23, 2023, approximately 18.4 million ordinary shares were held of record by 8 persons with US addresses. Those ordinary shares represented 9.7% of the outstanding ordinary shares.
Unless otherwise indicated, we believe that all persons and entities named in the table below have sole voting and investment power with respect to ordinary shares beneficially owned by them.

Beneficial Owners	Number of ordinary shares	Number of Series A Preferred Shares	Number of Series B Preferred Shares	Percentage of ordinary shares(1)
Directors and Executive Management
Thomas W. Farley(2)	3,314,102	0	0	1.4%
Christian Lucas	0	0	0	—%
Eric Meurice	*	0	0	*
Joseph Osnoss	0	0	0	—%
Eric Strutz	*	0	0	*
Guoming Cheng	0	0	0	—%
Tom Klein	0	0	0	—%
Virginie Alem	*	0	0	*
Jorge Casal	*	*	0	*
Damian Cecchi	*	*	0	*

Laurent Delmas	*	*	0	*
Fabio Ferreira	*	*	0	*
Greg Gelhaus	*	*	0	*
Jeremy Henderson-Ross	*	*	0	*
Tomas Mostany	*	*	0	*
Pier Francesco Nervini	*	*	0	*
Roxane Dufour	*	*	0	*
Jacques Stern	*	*	0	*
Jeremy Taylor	*	*	0	*
Anamaria Tudor	*	0	0	*
All directors and members of Executive Management as a group (20 persons)	6,273,867	439,948		3.5%
Other 5% Shareholders
Silver Lake(3)	154,060,900(4)	16,909,624(5)	0	74.4%
CK Opportunities Wolverine S.à r.l(6)	30,463,439(7)	0	21,176,470	14.4%
Antfin (Hong Kong) Holding Limited(8)	12,500,000	0	0	6.6%

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
(7) The 30,463,439 ordinary shares shown in the table consist of (a) 9,286,969 ordinary shares and (b) 21,176,470 Series B Preferred Shares.
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
The Company agrees, subject to applicable Swiss laws, to use reasonable best efforts to take all actions required to maintain and reserved at all times a number of ordinary shares in the Company’s treasury sufficient from time to time to permit the issuance and delivery of such number of ordinary shares as may be required to consummate the conversions. The Company agrees to use reasonable best efforts to take all actions required to maintain and reserve at all times sufficient authorized share capital to permit the issuance and delivery of ordinary shares in connection the consummation of a conversion, including by proposing to increase the authorized share capital concurrently with any upward adjustment of the number of ordinary shares issuable in connection with a conversion. If the Company intends to incur or increase indebtedness and: (i) such indebtedness would result in the ratio of Global Blue’s indebtedness to EBITDA being greater than five; and (ii) at the time of the proposed increase of such indebtedness there would be at least EUR25,000,000 of Series A Preferred Shares outstanding, the proposed increase will require the prior written approval of the holders of a majority of the Series A Preferred Shares prior to such increase.

The Series A Conversion Agreement is governed by the laws of Delaware. Any dispute arising out of or relating to the Series A Conversion Agreement is subject to arbitration in Zurich, Switzerland, in accordance with the Rules of Arbitration of the International Chamber of Commerce.
Series B Preferred Shares Conversion Agreement
In connection with the issuance of 21,176,470 Series B Preferred Shares and 8,587,786 common shares of the Company to the CK Investor, the Company entered into a Conversion Agreement with the CK Investor to govern the issuance and delivery of ordinary shares in exchange for Series B Preferred Shares from the holders of Series B Preferred Shares (the “Series B Conversion Agreement”). The holders of Series B Preferred Shares are entitled to receive a 5% annual preferred dividend in accordance with the Articles of Association, subject to certain requirements; see Exhibit 2.5.
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
Waiver Letter
On July 13, 2020, Globetrotter issued the Waiver Letter (on behalf of itself, Global Blue and the Seller Parties) to Far Point Acquisition Corp in connection with the transactions contemplated by the Merger Agreement, whereby, among others, Globetrotter committed (on behalf of itself and the Seller Parties) after the time of the NYSE listing to complete a cashless exchange of up to EUR50 million of Series A Preferred Shares for ordinary shares.
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
Other Related Party Transactions
For additional information on related party transactions, see Note 39 (“Related party transactions”) to the Company’s annual consolidated financial statements contained in this Annual Report on Form 20-F.
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
On March 25, 2021, the Portuguese Tax Authority concluded their own investigation as part of criminal proceedings relating to this matter. The Portuguese Tax Authority deems that all parties involved, Global Blue, the fraudulent employees and merchants, be severally liable for all sums involved. The sums are principally the VAT that was reclaimed from the Portuguese Tax Authority in respect of the fraudulent transactions. The Portuguese Tax Authority have requested a compensation claim for EUR 837 thousands. Global Blue does not contest the VAT reclaimed from the Portuguese Tax Authorities in connection with the fraudulent transactions should be repaid. However, it believes that the proportion of that sum that was unknowingly paid by Global Blue to the fraudulent ex-employees and merchants should be reclaimed from them directly (which amounts to approximately EUR 300 thousands). As of the end of December 2020, Global Blue had a provision of EUR 722 thousands, but the provision was increased to EUR 837 thousands in case the Portuguese Tax Authority finally determines that Global Blue are liable to the pay the full amount, which Global Blue is in the process of disputing. Global Blue are in active discussions with the Portuguese Tax Authority about the investigation.

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

Tax Matters
Italy
The Italian tax authorities opened a tax audit in February 2016 on Global Blue Italia S.r.l. (“Global Blue Italy”) in relation to withholding tax on license fee covering calendar years 2013 and 2014, for which a formal settlement was reached in April 2019; subsequently, Global Blue Italy signed another final settlement with the same authorities, which became legally binding on August 3, 2020, covering various findings; for details refer to Note 11.
Germany
During the financial year ended March 31, 2023, and in relation to the risk of the tax authorities denying the profit and loss pooling within the German Global Blue group relating to the financial year 2019 and previous tax periods, the German tax authorities issued final tax assessment notices for the financial years ended March 31, 2017, 2018 and 2019, without challenging the PLPA; consequently, the Company fully derecognized the uncertain tax position as of March 31, 2023.
In relation to the risk of imposing limitations in the deduction of royalties, the German tax authorities issued final tax assessment notices for the financial years ended March 31, 2018 and 2019 without challenging the deduction of the royalties, and the German-source royalties have been excluded from the transitional tax regime applicable from April 1, 2019, hence the Company derecognized the uncertain tax position in full; for details please refer to Note 11.

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

C. Material contracts
For more information concerning our material contracts, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions”.

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
Refund of Swiss withholding tax on taxable distributions
A holder of ordinary shares who is a resident of the U.S. for purposes of the U.S.-Swiss Treaty without a trade or business carried on through a permanent establishment in Switzerland to whom the shares are attributable or who is a qualified U.S. pension fund and who, in each case, is also the beneficial owner of the shares and the dividend or other distribution and who meets the conditions of the U.S.-Swiss Treaty, may, if the holder is a qualified U.S. pension fund, other retirement arrangement or an individual retirement savings plan, apply for a full refund of the Swiss withholding tax, if the holder is a corporation owning at least 10% of Global Blue voting rights apply for a refund of the Swiss withholding tax withheld in excess of the 5% reduced treaty rate and in all other cases apply, for a refund of the Swiss withholding tax withheld in excess of the 15% treaty rate. In the Memorandum of Understanding from November 1, 2021, the competent authorities of the U.S. and Switzerland further specified the arrangements falling under the scope of qualified U.S. pension or other retirement arrangements as well as qualified U.S. individual retirement savings plans (effective on dividends paid on or after January 1, 2020). The claim for a refund must be filed on Swiss Tax Form 82 (82C for corporations, 82I for individuals, 82E for other entities and 82R for regulated investment companies), which forms, together with the form providing instructions, may be obtained from the Swiss embassy or any Swiss consulate general in the U.S., the Swiss Federal Tax Administration at the address below or may be downloaded from the Swiss Federal tax Administration’s website. Four copies of the form must be duly completed and then signed before a notary public of the U.S. and three of them must then be sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH-3003 Bern, Switzerland. The form must be accompanied by suitable evidence demonstrating the deduction of the Swiss withholding tax, such as certificates of deduction, bank vouchers or credit slips. The form must be filed no later than December 31 of the third year following the calendar year in which the dividend subject to the withholding tax became payable.
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
Material U.S. Federal Income Tax Considerations to U.S. Holders
The following is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of ordinary shares. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of ordinary shares. The summary applies only to U.S. Holders that will hold their ordinary shares as capital assets and does not apply to special classes of U.S. Holders, such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our shares measured by vote or value, tax-exempt organizations, banks, insurance companies or other financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their ordinary shares on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or equity holders therein and persons holding their ordinary shares in a hedging transaction or as part of a straddle or conversion transaction.
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
Passive Foreign Investment Company Rules
Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds the ordinary shares. A non-U.S. corporation, such as the Company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. In addition, cash and other assets readily convertible into cash are generally considered passive assets. For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.
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
Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in such holder’s shares (but not below zero), and any excess will be treated as gain from the sale or exchange of such ordinary shares as described below under “—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Ordinary Shares”. It is not expected that the Company will determine earnings and profits in accordance with U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend.
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
As described more fully in “—Switzerland Taxation—Material Swiss Tax Consequences Relating to our ordinary shares—Swiss Withholding Tax—Refund of Swiss withholding tax on taxable distributions” above, a U.S. Holder who is not a resident in Switzerland and who does not hold the ordinary shares as part of a trade or business carried on through a permanent establishment in Switzerland may be entitled to a full or partial refund of Swiss withholding tax deducted on dividends. A U.S. Holder may be required to properly demonstrate to the Company and the Swiss tax authorities its entitlement to the refund under the U.S.-Swiss Treaty. Subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), Swiss federal withholding taxes (Verrechnungssteuer) on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. However, recently issued Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Instead of claiming a foreign tax credit, you may be able to deduct Swiss federal withholding taxes (Verrechnungssteuer) on dividends in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. U.S. Holders are urged to consult their tax advisors regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under their particular circumstances.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of the Ordinary Shares
Subject to the PFIC rules discussed above, upon a sale or other taxable disposition of the ordinary shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.
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

I. Subsidiary information

Not applicable.

J. Annual Report to Security Holders

Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview
Global Blue’s activities are exposed to a variety of financial risks such as market risk (including currency risk and interest rate risk), credit risk and liquidity risk. To minimize the impact of potential adverse effects of market volatility on financial performance, Global Blue hedges certain market risks via derivative contracts.
For further details, see note 4 (“Financial risk management”) to the audited consolidated financial statements of Global Blue as of and for the financial year ended March 31, 2023 contained in this Annual Report.
Global Blue is exposed to interest rate risks.
Part of Global Blue’s existing and future debt and borrowings carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates. As of March 31, 2023, all of Global Blue’s interest-bearing long-term loans carried floating interest rates. As of March 31, 2023, none of these loans were covered by interest rate swaps. Adverse fluctuations and increases in interest rates, to the extent that they are not hedged, could have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition.
Our interest rate risk arises from our long-term borrowings at floating interest rates. All our long-term borrowings are subject to base interest rates plus a margin. As of March 31, 2023, we had EUR731.6 million of long-

term floating rate debt outstanding (principal value), consisting mainly of borrowings under the Term Loan Facilities for which the base rate of six-month EURIBOR was 3.3410% (though the facility was subject to a floor of 0%). None of the borrowings were hedged.
The following table demonstrates the sensitivity to a change in interest rates on Global Blue’s floating rate indebtedness, relative to the rate at the end of each period. Global Blue’s profit before tax is affected through the impact on floating rate borrowings as noted below:

	Increase/decrease in basis points	Effect on profit before tax per annum (EUR in millions)
Financial year ended March 31, 2023	100	7.3

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
Global Blue actively manages transactional foreign exchange risk by entering into foreign exchange derivative contracts. Such hedging includes the use of short-term ordinary derivative products, which are entered into only for non-speculative purposes. As of March 31, 2023, Global Blue had unhedged transactional foreign exchange risks of EUR 29.4 million spread across 32 currencies, the largest being the Korean Won (EUR 11 million). As of March 31, 2023, including the effect of hedges, if currency rates on the major currencies had been 2% higher or lower, and with all other variables held constant, pre-tax profit for the twelve months ended March 31, 2023 would have been EUR 0.6 million lower or higher.
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
Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer, concluded that, as a result of the material weakness in our internal control over financial reporting described in “Section B. Management’s Annual Report on Internal Control over Financial Reporting” below, our disclosure controls and procedures were not effective as of March 31, 2023.
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
Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2023. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, our internal control over financial reporting was not effective as of March 31, 2023.
Our management excluded the operations of ShipUp, a subsidiary acquired in October 2022, from its assessment of internal control over financial reporting, as of March 31, 2023. ShipUp’s total assets and total revenue represent less than 1%, respectively, of the related Consolidated Financial Statements amounts as of and for the year ended March 31, 2023.
Previously Identified Material Weakness in Internal Control over Financial Reporting
Material weakness unremediated as of March 31, 2023
As previously disclosed in our Amendment No. 1 to Form 20-F filed on December 7, 2021, that amended our Annual Report on Form 20-F for the year ended March 31, 2021 (“2021 20-F/A”), management determined that there was a material weakness in internal control over financial reporting as we did not maintain an effective control environment due to a lack of a sufficient complement of personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements, causing a lack of formalization of controls. This material weakness could result in a misstatement of substantially all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.
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
Although we have taken the foregoing steps, as of March 31, 2023, we were still in the process of implementing and operating effectively our internal control system. The initiatives we are implementing to remediate the material weakness are subject to continued management review and testing. We believe these measures will remediate the control deficiencies.
In light of the above, and although we believe that we have made significant progress in relation to this material weakness, we do not consider this material weakness to have been remediated as of March 31, 2023 as we have not completed all of the corrective processes, procedures and related remediation including ensuring that all necessary controls have been implemented and have operated effectively for a sufficient period of time.
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

(EUR thousand)	For the financial year ended March 31
Audit fees	2023	2022
Audit fees	3,607	3,545
Audit related fees	—	—
Tax fees	4	—
All other fees	18	3
Fees of PricewaterhouseCoopers SA	3,629	3,548

Audit fees reflects professional services rendered regarding statutory audits of the Company and its subsidiaries and audits of annual consolidated financial statements. Audit-Related Fees are the aggregate fees billed for assurance and related services that are related to the performance of the audit or review of the Company and its subsidiaries’ financial statements and are not reported under Audit fees.
Tax fees are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance and tax advice for two subsidiaries of the Group.
All other fees include fees billed for products and services other than as reported above.
Item 16D. Exemptions from the listing standards for audit committees

Not applicable.

Item 16E. Purchases of equity securities by the issuer and affiliated purchases
During the fiscal period ended March 31, 2023 no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

PART III
Item 17. Financial statements

Not applicable.

Item 18. Financial statements

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19. Exhibits

Exhibit	Description	Schedule / Form	File Number	Exhibit	File Date

1.1	Articles of association of Global Blue Group Holding AG, dated as of March 1, 2023 (incorporated by reference)	Form 6-K	001-39477	3.1	March 2, 2023

1.2	Amended Organizational Regulations, dated June 13, 2022 (incorporated by reference)	Form 6-K	001-39477	10.4	June 15, 2022

2.1	Specimen ordinary share certificate of Global Blue Group Holding AG (incorporated by reference to the Registration Statement)	Form F-4/A	333- 236581	4.1	June 19, 2020

2.2	Specimen warrant certificate of Global Blue Group Holding AG (incorporated by reference to the Registration Statement)	Form F-4/A	333- 236581	4.2	June 19, 2020

2.3	Warrant Agreement, dated June 11, 2018, by and between Far Point Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to the Current Report of Far Point Acquisition Corporation)	Form 8-K	001-38521	4.1	June 15, 2018

2.4	Warrant Assumption Agreement, dated August 28, 2020, by and among Far Point Acquisition Corporation, Global Blue Holding AG and Continental Stock Transfer & Trust Company, as Warrant agent (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	2.4	September 3, 2020

2.5*	Description of Securities

4.1	Merger Agreement, dated January 16, 2020, by and among Far Point Acquisition Corporation, SL Globetrotter, L.P., Global Blue Group Holding AG, Global Blue US Holdco LLC, Global Blue US Merger Sub Inc., Global Blue Holding L.P., Global Blue Group AG, Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative, solely for purposes of Sections 2.20 and 8.01 thereof, Far Point LLC and Jacques Stern, solely in his capacity as the Management Representative (incorporated by reference to the Current Report of Far Point Acquisition Corporation)	Form 8-K/A	001-38521	2.1	January 21, 2020

4.2
Relationship Agreement, dated September 7, 2020, between Global Blue Group Holding AG, SL Globetrotter, L.P. and Antfin (Hong Kong) Holding Limited (incorporated by reference as filed by Global Blue Holding L.P., SL Globetrotter, L.P., SL Globetrotter GP, Ltd., Silver Lake Technology Associates III Cayman, L.P., and Silver Lake (Offshore) AIV GP III, Ltd.)
		Schedule 13D	005-91658	B	September 8, 2020

4.3	Shareholders Agreement, dated August 28, 2020, by and among Global Blue Holding L.P., SL Globetrotter, L.P., Thomas W. Farley and certain members of management of Global Blue Group Holding AG (incorporated by reference to the Report of the Foreign Private Issuer)	Form 6-K	001-39477	10.1	August 31, 2020

4.4	Management Shareholders Agreement Deed of Amendment, dated August 26, 2020, by and among Global Blue Holding L.P., Jacques Stern in his capacity as Management Representative, Global Blue Group Holding AG, SL Globetrotter, L.P. and Estera Trust (Jersey) Limited in its capacity as trustee of the Global Blue Equity Plan Employee Trust (incorporated by reference)	Form 6-K	001-39477	10.3	August 31, 2020

4.5	Amendment and Restatement Deed relating to the Management Shareholders Agreement, dated February 24, 2022, by and among Global Blue Holding L.P., Jacques Stern in his capacity as Management Representative, Global Blue Group Holding AG, and SL Globetrotter, L.P. (incorporated by reference)	Form 20-F	001-39477	4.5	June 29, 2022

4.6	Conversion Agreement, dated August 28, 2020, by and among Global Blue Group Holding AG, Global Blue Holding LP, SL Globetrotter, L.P. and the several persons whose names and addresses are set out in each of his/her respective joinder agreements in a form substantively the same as that set out in Schedule 1 thereto (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.7	September 3, 2020

4.7	Registration Rights Agreement, dated August 28, 2020, by and among Global Blue Group Holding AG, certain affiliates of Third Point LLC, SL Globetrotter, L.P., Global Blue Holding L.P. and certain other holders listed therein (incorporated by reference)	Form 6-K	001-39477	10.2	August 31, 2020

4.8	Registration Rights Agreement Amendment, dated June 13, 2022, by and between Global Blue Holding AG, SL Globetrotter, L.P. and Global Blue Holdings L.P. (incorporated by reference)	Form 6-K	001-39477	10.3	June 15, 2022

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
		Amendment No. 1 to Schedule 13D	005-90520	J	July 14, 2020

4.11	Loan Indemnity Letter, dated September 30, 2020, by and among Global Blue Holding L.P., SL Globetrotter, L.P. and Global Blue Group Holding AG (incorporated by reference)	Form F-1/A	333-248927	10.9	October 6, 2020

4.12	Amendment, effective November 22, 2021, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (incorporated by reference)	Form 6-K	001-39477	4.1	November 23, 2022

4.13	Letter Amendment, effective March 29, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (as incorporated by reference)	Form 6-K	001-39477	4.1	March 30, 2022

4.14	Letter Amendment, effective June 28, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (as incorporated by reference)	Form 20-F	001-39477	4.14	June 29, 2022

4.15	Conformed copy of Second Amended IPO Facilities Agreement, dated as of October 25, 2019 as amended by an amendment letter dated January 14, 2020, by and among Global Blue Group AG and the banks named therein (incorporated by reference)	Form F-4/A	333-236581	10.14	June 19, 2020

4.16	Waiver Letter, dated as of February 3, 2021, between, among others, Global Blue Group Holding AG and RBC Europe Limited as agent (incorporated by reference)	Form F-1	333-254630	10.14	March 23, 2021

4.17	Employment Agreement, dated as of August 31, 2020, between Jacques Stern and Global Blue SA (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.11	September 3, 2020

4.18	Deed of Amendment to Employment Agreement, dated February 24, 2022, between Jacques Stern and Global Blue SA (incorporated by reference)	Form 20-F	001-39477	4.18	June 29, 2022

4.19	Second Deed of Amendment to Employment Agreement dated October 21, 2022, between Jacques Stern and Global Blue SA (incorporated by reference)	Form 6-K	001-39477	10.1	October 25, 2022

4.20	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Meurice (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.5	September 3, 2020

4.21	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Strutz (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.6	September 3, 2020

4.22	Investment Agreement, dated May 5, 2022, by and between Global Blue Group Holding AG and CK Opportunities Fund I, LP. (incorporated by reference)	Form 6-K	001-39477	10.1	May 6, 2022

4.23	Conversion Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l. (incorporated by reference)	Form 6-K	001-39477	10.1	June 15, 2022

4.24	Registration Rights Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l. (incorporated by reference)	Form 6-K	001-39477	10.2	June 15, 2022

4.25	Registration Rights Agreement Amendment, dated September 8, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l (incorporated by reference)	Form 6-K	001-39477	10.1	September 9, 2022
8.1*	List of significant subsidiaries of the Company

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed or furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                GLOBAL BLUE GROUP HOLDING AG

Date: June 28, 2023

By:
/s/ Jacques Stern
Jacques Stern
Chief Executive Officer

By:
/s/ Roxane Dufour
Roxane Dufour
Chief Financial Officer
F-113

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Blue Group Holding AG

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Global Blue Group Holding AG and its subsidiaries (the “Company”) as of March 31, 2023, and 2022, and the related consolidated income statements, consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended March 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
June 28, 2023

We have served as the Company's or its predecessors’ auditor since 2010.

Consolidated IFRS Financial Statements

GLOBAL BLUE GROUP HOLDING AG

FY 2022 - 2023

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of March 31
(EUR thousand)	Notes	2023	2022
ASSETS
Non-current assets
Property, plant and equipment	14	24,839	27,758
Intangible assets	15	605,508	584,026
Deferred tax assets	27	34,810	36,040
Investments in joint ventures and associates	38	230	2,650
Other investments	38	7,051	3,881
Other non-current financial assets	16	14,207	13,313
		686,645	667,668
Current assets
Trade receivables	18	191,469	100,062
Other current receivables	19	31,369	25,834
Income tax receivables		1,681	2,277
Prepaid expenses	20	5,586	5,636
Cash and cash equivalents	21	240,546	51,083
		470,651	184,892
Total assets		1,157,296	852,560
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	22	2,194	1,907
Share premium	22	1,852,339	1,634,469
Other equity	22	(117)	(10,179)
Other reserves		(970,623)	(965,755)
Accumulated losses		(883,420)	(851,967)
		373	(191,525)
Non-controlling interests	23	5,970	5,732
Total equity		6,343	(185,793)
Liabilities
Non-current liabilities
Loans and borrowings	25	726,891	722,554
Other non-current financial liabilities	26	18,811	29,705
Deferred tax liabilities	27	7,663	9,642
Post-employment benefits	28	3,795	4,677
Provisions for other liabilities and charges	29	1,230	2,313
		758,390	768,891
Current liabilities
Loans and borrowings	25	61,945	676
Other current financial liabilities	40	19,227	22,589
Trade payables	30	209,106	166,103
Other current liabilities	31	34,851	27,913
Accrued liabilities	32	54,639	33,078
Income tax liabilities		11,351	19,103
Provisions for other liabilities and charges	29	1,444	—
		392,563	269,462
Total liabilities		1,150,953	1,038,353
Total equity and liabilities		1,157,296	852,560
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

		For the financial year ended March 31
(EUR thousand)	Notes	2023	2022	2021
Total revenue	6	311,490	125,948	44,696
Operating expenses	7	(297,350)	(212,577)	(488,085)
Operating Profit / (Loss)		14,140	(86,629)	(443,389)
Finance income	10	2,060	1,176	2,466
Finance costs	10	(38,649)	(25,794)	(26,430)
Net finance costs	10	(36,589)	(24,618)	(23,964)
Loss before tax		(22,449)	(111,247)	(467,353)
Income tax benefit / (expense)	11	(1,050)	14,612	31,871
Loss for the year		(23,499)	(96,635)	(435,482)
(Loss) / Profit attributable to:
Owners of the parent		(25,621)	(97,177)	(434,069)
Non-controlling interests		2,122	542	(1,413)
Loss for the year		(23,499)	(96,635)	(435,482)

Basic and diluted loss per ordinary share	12	(0.12)	(0.49)	(2.28)
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the financial year ended March 31
(EUR thousand)	Notes	2023	2022	2021
Loss for the year		(23,499)	(96,635)	(435,482)
Other comprehensive income / (loss)
Other comprehensive income that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	28	1,435	3,826	52
Changes in the fair value of equity investments at fair value through other comprehensive income	38	1,344	—	—
Aggregate income tax effect	11	(95)	(570)	108
		2,684	3,256	160
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences		(4,169)	2,535	4,120
Hyperinflation adjustment		411	—	—
		(3,758)	2,535	4,120
Other comprehensive income / (loss) for the year, net of tax		(1,074)	5,791	4,280
Total comprehensive loss for the year		(24,573)	(90,844)	(431,202)
Attributable to:
Owners of the parent		(26,118)	(90,554)	(429,141)
Non-controlling interest		1,545	(290)	(2,061)
Total comprehensive loss for the year		(24,573)	(90,844)	(431,202)
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the financial year ended March 31
(EUR thousand)	Notes	2023	2022	2021
Loss before tax		(22,449)	(111,247)	(467,353)
Depreciation and amortization	8	51,028	87,900	116,318
Net finance costs	10	32,372	23,494	23,204
Other non-cash items	33	2,473	(16,949)	18,032
Capital reorganization non-cash items	9	—	—	199,502
Income tax paid		(10,378)	(3,495)	(5,482)
Interest paid		(16,038)	(20,444)	(18,552)
Changes in working capital	34	(38,090)	(46,257)	20,737
Capital reorganization cash items	10	—	—	10,448
= Net cash used in operating activities (A)		(1,082)	(86,998)	(103,146)
Proceeds from sale of property, plant and equipment	14	—	5	—
Purchase of tangible assets	14	(4,776)	(2,259)	(1,487)
Purchase of intangible assets	15	(3,418)	(1,748)	(3,069)
Payments for capitalized intangible assets	15	(25,688)	(17,094)	(16,670)
Acquisition of subsidiaries net of cash acquired	35	(32,046)	(2,992)	(52,526)
Net cash outflow on disposal of subsidiary		(1,686)	—	—
Acquisitions of non-current financial assets		(6,149)	(7,637)	(1,248)
Receipts from sale of non-current financial assets	16	3,115	688	2,169
= Net cash used in investing activities (B)		(70,648)	(31,037)	(72,831)
Proceeds from issuance of share capital	22	215,209	—	58,721
Transaction costs of issuance of share capital		(4,867)	—	—
Acquisition of treasury shares	22	—	(10)	—
Payment for exercise of GB's leaver call option	26	—	(359)	—
Proceeds from loans and borrowings	25	—	—	630,000
Repayment of loans and borrowings	25	—	—	(630,000)
Financing fee	26	—	—	(8,417)
Principal elements of lease payments	13	(11,157)	(13,375)	(15,031)
Proceeds from loans and borrowings due to shareholders	25	59,384	—	—
Proceeds from revolving credit facilities	26	—	—	177,991
Repayment of revolving credit facilities	25	—	—	(78,996)
Dividends paid to non-controlling interests	23	(378)	(623)	(155)
= Net cash from / (used in) in financing activities (C)		258,191	(14,367)	134,113
Net foreign exchange difference (D)		2,360	578	(840)
= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		188,821	(131,824)	(42,704)
Cash and cash equivalents at beginning of year	21	51,083	182,176	225,764
Cash and cash equivalents at end of year	21	240,546	51,083	182,176
Net change in bank overdraft facilities		642	731	(884)
= NET CHANGE IN CASH AND CASH EQUIVALENTS		188,821	(131,824)	(42,704)
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the financial year ended March 31, 2023
		Share capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	50,700	(1,006,208)	(11,330)	1,085	(851,967)	(191,523)	5,732	(185,793)
Loss for the year		—	—	—	—	—	—	—	—	—	—	(25,621)	(25,621)	2,122	(23,499)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	1,163	(3,651)	1,579	411	(497)	(577)	(1,074)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	1,163	(3,651)	1,579	(25,210)	(26,118)	1,545	(24,573)
Issuance of share capital Global Blue Group Holding A.G.	22	83	204	42,960	171,962	—	—	—	(4,867)	—	—	—	210,342	—	210,342
Employee share schemes	24	—	—	—	—	—	—	7,615	—	—	—	—	7,615	—	7,615
Issuance of treasury shares by Global Blue Group Holding A.G.	22	1	—	—	—	(1)	—	—	—	—	—	—	—	—	—
Allocation of treasury shares to shareholders	22	—	—	—	—	9,179	—	—	(2,877)	—	—	(7,181)	(882)	—	(882)
Cancellation of shares	22	—	(1)	—	1	—	879	—	(879)	—	—	—	—	—	—
Vested RSA shares	22	—	—	2,947	—	5	—	(2,952)	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(378)	(378)
Total contribution and distribution		84	203	45,907	171,963	9,183	879	4,663	(8,623)	—	—	(7,181)	217,075	(378)	216,697
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	939	939	(929)	10
Balance as of March 31, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	(1,013,668)	(14,981)	2,664	(883,420)	373	5,970	6,343

For the financial year ended March 31, 2022
		Share capital		Share premium		Other equity		Other reserves
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2021		1,798	118	1,537,425	96,310	(8,877)	(1,246)	44,968	(1,006,208)	(14,707)	(2,161)	(754,789)	(107,369)	6,779	(100,590)
Loss for the year		—	—	—	—	—	—	—	—	—	—	(97,177)	(97,177)	542	(96,635)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	3,377	3,246	—	6,623	(832)	5,791
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	3,377	3,246	(97,177)	(90,554)	(290)	(90,844)
Issuance of share capital Global Blue Group Holding A.G.		46	—	—	—	—	—	—	—	—	—	—	46	—	46
Employee share schemes	24	—	—	—	—	—	—	6,414	—	—	—	—	6,414	—	6,414
Conversion of shares		—	—	—	—	(366)	366	—	—	—	—	—	—	—	—
Acquisition of treasury shares		—	—	—	—	(55)	(2)	—	—	—	—	—	(57)	—	(57)
Cancellation of shares		—	(54)	—	54	—	—	—	—	—	—	—	—	—	—
Vested RSA shares	22	—	—	680	—	1	—	(681)	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(623)	(623)
Total contribution and distribution		46	(54)	680	54	(420)	364	5,733	—	—	—	—	6,403	(623)	5,780
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(134)	(134)
Other transactions		—	(1)	—	—	—	—	(1)	—	—	—	(1)	(3)	—	(3)
Total change in ownership interest		—	(1)	—	—	—	—	(1)	—	—	—	(1)	(3)	(134)	(137)
Balance as of March 31, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	50,700	(1,006,208)	(11,330)	1,085	(851,967)	(191,523)	5,732	(185,793)

For the financial year ended March 31, 2021
		Share capital		Share premium		Other equity		Other reserves
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2020		341	—	391,856	—	—	—	—	9,915	(19,470)	(2,326)	(317,195)	63,121	8,376	71,497
Loss for the year		—	—	—	—	—	—	—	—	—	—	(434,069)	(434,069)	(1,413)	(435,482)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	4,763	165	—	4,928	(648)	4,280
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	4,763	165	(434,069)	(429,141)	(2,061)	(431,202)
Issuance of share capital		1,302	184	1,181,450	166,969	—	—	—	(1,495,526)	—	—	—	(145,621)	—	(145,621)
Acquisition of treasury shares		—	—	—	—	(8,812)	(1,246)	—	10,058	—	—	—	—	—	—
Reclassification adjustment from Global Blue Group A.G. to Global Blue Group Holding A.G.		(41)	(6)	(37,508)	(5,301)	—	—	—	42,856	—	—	—	—	—	—
Exchange of Global Blue management loan notes into shares		(299)	(42)	(343,335)	(48,521)	—	—	—	464,162	—	—	—	71,965	—	71,965
Effects of the capital reorganization		962	136	800,607	113,147	(8,812)	(1,246)	—	(978,450)	—	—	—	(73,656)	—	(73,656)
Issuance of share capital		181	—	58,800	—	—	—	—	—	—	—	(1,194)	57,787	—	57,787
Conversion of preference shares into ordinary shares		55	(55)	50,045	(50,045)	—	—	—	—	—	—	—	—	—	—
Exercises of warrants		1	—	1,139	—	—	—	—	—	—	—	—	1,140	—	1,140
Issuance of share capital as consideration for the merger with FPAC		258	37	234,978	33,208	—	—	—	—	—	—	—	268,481	—	268,481
Employee share schemes	24	—	—	—	—	—	—	2,336	—	—	—	—	2,336	—	2,336
Conversion of shares into equity settled plan	24	—	—	—	—	—	—	42,632	—	—	—	—	42,632	—	42,632
Equity award issuance costs		—	—	—	—	—	—	—	115,113	—	—	—	115,113	—	115,113
Shares bought back by Global Blue Group A.G.		—	—	—	—	—	—	—	(152,787)	—	—	—	(152,787)	—	(152,787)
Acquisition of treasury shares		—	—	—	—	(65)	—	—	—	—	—	—	(65)	—	(65)
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(155)	(155)
Total contribution and distribution		495	(18)	344,962	(16,837)	(65)	—	44,968	(37,674)	—	—	(1,194)	334,637	(155)	334,482
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	(607)	(607)	619	12

Other transactions	—	—	—	—	—	—	—	1	—	—	(1,724)	(1,723)	—	(1,723)
Total change in ownership interest	—	—	—	—	—	—	—	1	—	—	(2,331)	(2,330)	619	(1,711)
Balance as of March 31, 2021	1,798	118	1,537,425	96,310	(8,877)	(1,246)	44,968	(1,006,208)	(14,707)	(2,161)	(754,789)	(107,369)	6,779	(100,590)
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
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. (“Silver Lake”) is the ultimate parent and controlling party, of the Group.
These annual consolidated financial statements for the year ended March 31, 2023 were authorized for issue by the Directors of the Company on June 27, 2023.
The consolidated financial statements of Global Blue Group Holding AG have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are presented in thousands of Euros (EURk).
The principal activities of the Group are described in Note 2.

NOTE 2    General information about the business

Product offering
The Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Group offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and retail tech solutions (“RTS”). At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.
As of December 31, 2022 Management renamed the Company’s Complementary Retail Tech Solutions (CRTS) segment to Retail Tech Solutions (RTS). The change has no impact on the financial information presented in this report.
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
Global Blue provides the currency conversion service for POS (Point Of Sale device that is used to process transactions by retail customers), eCommerce Return Solutions, DCC at Automated Teller Machines (ATMs), as well as Multi-Currency Processing (MCP) for online retailers.
Retail Tech Solutions
Retail Tech Solutions (RTS) comprises of ZigZag, Yocuda and the newly-acquired ShipUp.
With ZigZag, the Group offers a leading technology platform that fully digitalizes the eCommerce returns experience, and enhances the process for retailers by reducing the logistical costs, and consumer queries, and by allowing the exchange instead of return of goods, while offering an online and more extensive range of return or exchange options for consumers.
With Yocuda, Global Blue offers retailers the opportunity to send digital receipts to their customers; while retailers can capture customer data and increase consumer opt-in to grow CRM database, drive sales and post purchase engagement, and reduce operational costs and support environmental transformation.
With ShipUp, Global Blue offers to retailers a post-purchase engagement solution for online purchases enabling brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever. ShipUp also gathers and provides data on carriers’ performance and customer feedback to understand the impact delivery has on the customer and brand's relationship.
For more details, please refer to Note 35.

Significant changes in current reporting period
Information about business combinations
On October 31, 2022, through its newly established subsidiary ShipUp Holding SAS, the Group acquired 100% of the share capital of ShipUp, a French-based company providing post-purchase engagement solutions for online purchases, for a total consideration of EUR34.9 million. The transaction accelerates Global Blue’s ambition to provide retailers with a leading ecosystem of post-purchase technologies. Please refer to Note 35 for details.
Information about the business

During the financial year, there has been a change in the list of countries in which the Group operates; more specifically, the Group expanded its presence to Colombia, withdrew from Russia, and increased the number of legal entities in existing countries as a direct consequence of its new acquisition.

COVID-19
The Company’s results of operations continue to reflect the impact of the COVID-19 outbreak which started to affect the business since February 2020; nevertheless, during the financial year ended March 31, 2023 the transaction volumes for the TFSS and AVPS businesses have significantly recovered when compared to the same periods last year, but remain impacted by COVID-19 travelling restrictions as China, a principal origin country, has only lifted its Zero-COVID-19 restrictions in December 2022.

NOTE 3    Significant accounting policies
Basis of preparation
The consolidated financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, put options and other investments that have been measured at fair value. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 5.
Certain prior year amounts have been reclassified for consistency with the current year presentation, including the reclassification of the current lease liabilities from “Other current liabilities” to “Other current financial liabilities” (refer to Note 13) as those liabilities are financial liabilities by nature. These reclassifications are not material and had no effect on the reported results of operations.
Revision of prior period financial statements
In connection with the second amendment of the CEO’s employment agreement (refer to Note 24), resulting in the modification of certain terms within its share option plan (SOP) and restricted share awards (RSA), the Group identified, during the second quarter of the financial year ended March 31, 2023, an error in the valuation at grant date of its 2019 and 2020 SOP & RSA grants related to the underlying mechanics of the model, as well as the calculation of the expected volatility assumption and the grant date determination. As a result, the share-based compensation expense and equity were understated and the comparative period has been revised in the consolidated financial statements and related notes.
Management evaluated the effect of the error to its previously issued consolidated financial statements in accordance with IAS 8 – Accounting Policies, Accounting Estimates and Errors (“IAS 8”). Based upon quantitative and qualitative factors, Management has determined that the error was not material to any of the prior annual and interim period consolidated financial statements, and therefore, amendments of previously filed reports were not required. However, Management determined that the impact of the correction would be material to record within the year ended March 31, 2023. As such, the revision for the correction is reflected in the financial information of the financial years ended March 31, 2022 and 2021, and disclosure of the revised amounts on other prior periods will be reflected in future filings containing the applicable period.
The following tables present the effect of the aforementioned revision on the Group’s consolidated statements of financial position, consolidated income statements, consolidated statements of comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in equity.

Revision to Consolidated Income Statements

	For the financial year ended March 31
	2022			2021
(EUR thousand)	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
Operating expenses	(209,825)	(2,752)	(212,577)	(486,094)	(1,991)	(488,085)
Operating Loss	(83,877)	(2,752)	(86,629)	(441,398)	(1,991)	(443,389)
Loss before tax	(108,495)	(2,752)	(111,247)	(465,362)	(1,991)	(467,353)
Income tax benefit	13,802	810	14,612	30,977	894	31,871
Loss for the year	(94,693)	(1,942)	(96,635)	(434,385)	(1,097)	(435,482)
Loss attributable to:
Owners of the parent	(95,235)	(1,942)	(97,177)	(432,972)	(1,097)	(434,069)
Non-controlling interests	542	—	542	(1,413)	—	(1,413)
Loss for the year	(94,693)	(1,942)	(96,635)	(434,385)	(1,097)	(435,482)

Basic and diluted loss per ordinary share	(0.48)	(0.01)	(0.49)	(2.28)	—	(2.28)

Revision to Consolidated Statements of Comprehensive Loss

	For the financial year ended March 31
	2022			2021
(EUR thousand)	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised

Loss for the year	(94,693)	(1,942)	(96,635)	(434,385)	(1,097)	(435,482)

Total comprehensive loss for the year	(88,902)	(1,942)	(90,844)	(430,105)	(1,097)	(431,202)

Attributable to:
Owners of the parent	(88,611)	(1,942)	(90,554)	(428,044)	(1,097)	(429,141)
Non-controlling interest	(290)	—	(290)	(2,061)	—	(2,061)
Total comprehensive loss for the year	(88,902)	(1,942)	(90,844)	(430,105)	(1,097)	(431,202)

Revision to Consolidated Statements of Financial Position

	As of March 31, 2022
(EUR thousand)	As previously reported	Adjustments	Revised

EQUITY AND LIABILITIES

Equity attributable to owners of the parent
Share capital	1,907	—	1,907
Share premium	1,634,469	—	1,634,469
Other equity	(10,179)	—	(10,179)
Other reserves	(968,793)	3,038	(965,755)
Accumulated losses	(848,929)	(3,038)	(851,967)
	(191,525)	—	(191,525)
Non-controlling interests	5,732	—	5,732
Total equity	(185,793)	—	(185,793)

Revision to Consolidated Statements of Cash Flows

	For the financial year ended March 31
(EUR thousand)	2022			2021
	As previously reported	Adjustments	Revised	As previously reported	Adjustments	Revised
Loss before tax	(108,495)	(2,752)	(111,247)	(465,362)	(1,991)	(467,353)
Other non-cash items	(18,891)	1,942	(16,949)	16,935	1,097	18,032
Changes in working capital	(47,067)	810	(46,257)	19,843	894	20,737
= Net cash used in operating activities (A)	(86,998)	—	(86,998)	(103,146)	—	(103,146)

Revision to Consolidated Statements of Changes in Equity

	For the financial year ended March 31, 2022
	As previously reported					Adjustments					Revised
(EUR thousand)	Equity settled share based payments	Accumulated losses	Equity	Non-controlling interests	Total equity	Equity settled share based payments	Accumulated losses	Equity	Non-controlling interests	Total equity	Equity settled share based payments	Accumulated losses	Equity	Non-controlling interests	Total equity
March 31, 2021	43,871	(753,692)	(107,369)	6,779	(100,590)	1,097	(1,097)	—	—	—	44,968	(754,789)	(107,369)	6,779	(100,590)
Profit / (Loss) for the period	—	(95,235)	(95,235)	542	(94,693)	—	(1,942)	(1,942)	—	(1,942)	—	(97,177)	(97,177)	542	(96,635)
Total comprehensive loss	—	(95,235)	(88,612)	(290)	(88,902)	—	(1,942)	(1,942)	—	(1,942)	—	(97,177)	(90,554)	(290)	(90,844)
Employee share schemes	4,471	—	4,471	—	4,471	1,942	—	1,942	—	1,942	6,414	—	6,414	—	6,414
Total contribution and distribution	3,791	—	4,460	(623)	3,837	1,942	—	1,942	—	1,942	5,733	—	6,403	(623)	5,780
Change in non-controlling interests	—	—	—	(134)	(134)	—	—	—	—	—	—	—	—	(134)	(134)
March 31, 2022	47,661	(848,928)	(191,523)	5,732	(185,793)	3,039	(3,039)	—	—	—	50,700	(851,967)	(191,523)	5,732	(185,793)

	For the financial year ended March 31, 2021
	As previously reported					Adjustments					Revised
(EUR thousand)	Equity settled share based payments	Accumulated losses	Equity	Non-controlling interests	Total equity	Equity settled share based payments	Accumulated losses	Equity	Non-controlling interests	Total equity	Equity settled share based payments	Accumulated losses	Equity	Non-controlling interests	Total equity
March 31, 2020	—	(317,195)	63,121	8,376	71,497	—	—	—	—	—	—	(317,195)	63,121	8,376	71,497
Profit / (Loss) for the period	—	(432,972)	(432,972)	(1,413)	(434,385)	—	(1,097)	(1,097)	—	(1,097)	—	(434,069)	(434,069)	(1,413)	(435,482)
Total comprehensive loss	—	(432,972)	(428,044)	(2,061)	(430,105)	—	(1,097)	(1,097)	—	(1,097)	—	(434,069)	(429,141)	(2,061)	(431,202)
Employee share schemes	1,239	—	1,239	—	1,239	1,097		1,097	—	1,097	2,336	—	2,336	—	2,336
Total contribution and distribution	43,871	(1,194)	333,540	(155)	333,385	1,097	—	1,097	—	1,097	44,968	(1,194)	334,637	(155)	334,482
Total transactions with owners of the parent, recognized directly in Equity	—	(2,331)	(2,330)	619	(1,711)	—	—	—	—	—	—	(2,331)	(2,330)	619	(1,711)
March 31, 2021	43,871	(753,692)	(107,369)	6,779	(100,590)	1,097	(1,097)	—	—	—	44,968	(754,789)	(107,369)	6,779	(100,590)

Going concern
The Group believes that it will be able to meet all of its obligations as they fall due for at least 12 months after the date of issuance of these financial statements, hence, these consolidated financial statements have been prepared on a going-concern basis. In the financial year ended March 31, 2023 the Group has completed its refinancing with the Supplemental Liquidity Facility, which, together with the Senior Debt Facility, substantially increased the Group liquidity. In addition, based on the Group’s current assessment, and in line with the Group’s continued recovery from the COVID-19 virus impact, the Group does not expect any material adverse impact on its long-term development timeline or its liquidity and its ability to comply with the covenant discussed in Note 25 that could have an impact on its ability to remain a going concern.
Basis of consolidation
The consolidated financial statements comprise the financial statements of Global Blue Group Holding AG and its subsidiaries as of March 31, 2023, 2022 and 2021.
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
Investment in joint ventures and associates
The Group applies IFRS 11 to all joint arrangements, under which investments are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor; a joint venture is a type of joint arrangement whereby the parties, with joint control of the arrangement, have the rights to the net assets of the joint venture. The Group exercises joint control over a joint arrangement when decisions relating to the relevant activities of the arrangement require the unanimous consent of the Group and the other parties with whom control is shared. Joint ventures are accounted for using the equity method.
Under IAS 28, an associate is an entity over which the Group has significant influence, which is the power to participate in the financial and operating policy decisions of the investee, without though having control or joint control over those policies. Associates are accounted for using the equity method of accounting from the date significant influence is obtained.

Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the profit/(loss) and other comprehensive income/(loss) of the investee. The Group’s share of the investee’s profit/(loss) is recognized in the consolidated income statement.
Distributions received from an investee reduce the carrying amount of the investment. Post-acquisition movements in other comprehensive income/(loss) are recognized in other comprehensive income/(loss) with a corresponding adjustment to the carrying amount of the investment.

Changes in accounting policies
Changes in accounting policies in the financial year ended March 31, 2023
The following amendments to existing standards became effective in the current period, with either no or no material impact on the Group and are not expected to significantly affect future periods:
•Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
•Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37
•Annual Improvements to IFRS Standards 2018-2020, and
•Reference to the Conceptual Framework – Amendments to IFRS 3.

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
•Amendment to IFRS 16 Leases: Changes in the illustrative example related to Lease Liability in a Sale and Leaseback
•Amendments to IAS 12: International Tax Reform — Pillar Two Model Rules
•Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
The Group has not adopted any of the above standards, interpretations or amendments that have been issued, but are not yet effective; such standards are not currently expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.
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
Payment and AVPS services
In a Dynamic Currency Choice transaction, a traveler pays for goods or services in the merchant’s currency, which is fixed at the time of the transaction and at which point the Group earns a commission for the foreign exchange spread for the service, from which fees are paid to both the participating merchant and the acquiring bank.
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
RTS services
Global Blue offers the retailers Retail Tech Solutions that can be easily integrated with their core systems, allowing them to optimize and digitalize their processes throughout the omni-channel customer journey i.e. in-store and online.

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
Moreover, the Group offers SaaS solutions for online purchases operating as an e-commerce platform, enabling content-rich and delivery notifications as well as a customized tracking webpage on the retailer’s website. The Group recognizes revenue when the service is rendered (at point in time), and consists of a service fee charged to merchants.
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
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee (ExCom); for details on the Group’s segments refer to Note 6.
Operating expenses
Amortization of intangible assets acquired through business combinations
Represents the amortization of the assets recognized in the process of the purchase price allocation during an acquisition. The majority of this amortization relates to the 2012 acquisition of Global Blue by Silver Lake and Partners Group (see below Intangible assets).
Exceptional items
Exceptional items consist of items which the Board of Directors (“Board”) considers as not directly related to ordinary business operations and which are not included in the assessment of management performance. These are detailed in Note 9 and include, among others, business restructuring expenses, corporate restructuring expenses, directors’ fees, impairment expense (if any), gains and losses on disposals of fixed assets, share-based payments, changes in fair value of warrants and put options, and other exceptional items.
Finance Income / Costs
Finance income comprises of interest received on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognized in the income statement. Interest income is recognized in the income statement by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that subsequently become credit‐impaired; for credit‐impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset.

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
•Machinery, equipment and computers: 3-5 years
•Leasehold improvements: over the contract period.
The residual values and useful economic lives of all Machinery, equipment and computers are reviewed on an annual basis and adjusted, if appropriate, at the end of each financial year. Leasehold improvements are depreciated over the remaining useful life of the related asset or to the date of the next leasehold renewal, whichever is sooner.
Gains and losses on disposals are calculated by comparing proceeds with carrying amount and are included as appropriate as "Exceptional items" in the Operating expenses.
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
Goodwill is included in “intangible assets” and carried at cost less accumulated impairment losses. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. For the purposes of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units (CGU) that are expected to benefit from the synergies of the combination. For the impairment testing the carrying value of the CGU is compared to the recoverable amount, which is the higher of value-in-use and the fair value less costs of disposal. Any impairment is recognized immediately in the income statement; impairment losses on goodwill are not reversed, while any gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Customer relationships
Acquired customer relationships are recognized at the acquisition date at fair value and amortized over a 9 to 20.5 year period, reflecting the estimated useful life of these assets.
In addition, long-term customer contracts include the incremental costs of obtaining a contract with a customer and are recognized as assets, as long as a service is being rendered over the contract period.
Trademarks
Trademarks are acquired in a business combination and are recognized at fair value, either with a definite or indefinite useful life. Trademarks with a definite useful life are carried at cost less accumulated amortization; amortization is calculated using the straight-line method to allocate the cost over 20 years, reflecting the estimated useful life of these assets.
Software and other intangible assets
Computer software licenses that do not form an integral part of related hardware are capitalized at cost and amortized over their useful life.
Costs associated with maintaining computer software programs are recognized as an expense as incurred.
Costs that are directly associated with the production of identifiable and unique software products controlled by the Group that will generate probable economic benefits beyond one year, are recognized as intangible assets. Costs include the software development employee costs, costs of material and services used, legal fees and directly attributable overheads. Computer software development costs recognized as an intangible asset are amortized over their useful economic life of 3-5 years.
Impairment of non-financial assets
Assets that have an indefinite useful life, such as goodwill, are not subject to amortization but are tested at least annually for impairment or more frequent if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-ﬁnancial assets other than goodwill subject to an impairment in prior fiscal periods are reviewed for possible reversal of the impairment at each reporting date.
Financial assets
Classification
The Group classifies its financial assets in the two following categories: “at fair value through profit or loss” and “at amortized cost”; the classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition as follows:
(a) Financial assets at fair value through profit or loss
Financial assets shall be measured at fair value through profit or loss unless they are measured at amortized cost or at fair value through other comprehensive income. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(b) Financial assets at fair value through other comprehensive income
For other investments not classified as held for trading, the Group can make an irrevocable election to present subsequent changes in the fair value in other comprehensive income.
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
Other investments are recognized at fair value on the date of the transaction and are subsequently remeasured at fair value. The Group has classified and measures the other investments at fair value through other comprehensive income and recognizes gains and losses arising from the changes in fair value in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to the income statement following the derecognition of the investment. Dividends from other investments are recognized in the income statement.
Trade receivables
Trade receivables are amounts mainly due from merchants and tax authorities for merchandise sold or services performed in the ordinary course of the TFSS and Intelligence and Marketing services. The majority of amounts accounted as trade receivables are related to invoices and accruals for processed TFSS transactions as well as early refunds to tourists and refund agents. A lesser part of trade receivables relates to RTS; the nature of those receivables are invoices issued for services to retailers with payment terms less than 30 days. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.
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
The expected credit loss rates are based on the payment profiles of customers over a 12 month period before March 31, 2023 and March 31, 2022 respectively and the corresponding historical credit losses over the analyzed period. The historical credit losses are adjusted in order to reflect the current and forward-looking information on macroeconomic factors affecting the ability of customers to settle the receivables.
Even though one of the potential consequences of COVID-19 pandemic could have been that merchants or customs and tax authorities could potentially fail or refuse to pay Global Blue, thus potentially negatively impacting Global Blue’s business and results of operations, resulting in an increase in Trade receivables past due for more than 3 months, there has not been any material increase in trade receivables past due for more than 3 months since April 1, 2020. In addition, Global Blue only pays the revenue share or commission to merchants after having collected the receivables, thereby reducing the net exposure. Thus, the Group concluded that there is no significant difference between the historical loss rates and the expected credit loss rates.

The Group applies the following expected loss rates for the financial year ended March 31:

Days past due	2023	2022
0 – 3 months	0%	0%
3 – 6 months	25%	25%
6 – 9 months	50%	50%
9 – 12 months	75%	75%
>12 months	100%	100%
The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.
Other current receivables
Other current receivables are recognized at fair value; due to the short-term nature of the other current receivables, their carrying amount is considered to be the same as their fair value.
Prepaid expenses
Prepaid expenses are expenses that have been paid in advance but have not yet been incurred or consumed. Prepaid expenses are initially recorded as current assets, because they have future economic benefits, and are expensed at the time when the benefits are realized.
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
Preference shares
The Group accounts for preference shares under IAS 32.
To determine the appropriate accounting treatment under IAS 32, the Group reviews the term and conditions of the preference shares to conclude whether the preference shares have the characteristics of:
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
Treasury shares
The Group accounts for treasury shares under IAS 32.
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
Financial liabilities
The Group classifies its financial liabilities in the following categories: “at fair value through profit and loss” or “at amortized cost”, as appropriate.
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
Gains and losses on liabilities held-for-trading are recognized in the income statement within “net finance costs”.
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
(b) Interest-bearing loans and borrowings
Interest-bearing loans and borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
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

Share-based payment transactions
Cash-settled share-based payment transactions
A cash-settled share-based compensation plan was adopted within the framework of the 2022 acquisition of ShipUp. The fair value of the employee’s services received in exchange of the grant of the shares is recognized as an expense. The total amount is determined by reference to the fair value of the shares granted and is recognized over the vesting period.
At the end of each reporting period, the Group revised its estimates of the fair value of the liability for the share-based payment and the difference is recognized under expenses. As soon as the Group has no unconditional right to defer payment beyond 12 month from financial year end, the liability is reclassified to the other current financial liabilities; for more information, please refer to Note 24.
Equity-settled share-based payment transactions
As mentioned in Note 24 as part of Global Blue´s Management Incentive Plan some employees were granted restricted stock awards (“RSAs”) and/or share options plans (“SOP”). Such incentive plans qualify as equity settled share based payment transactions in accordance with IFRS 2, as the Group receives services from the employee as consideration for its own equity instruments (shares in RSAs and share options in SOP).
The fair value of the employee SOPs and RSAs is recognized as an operating expense with a corresponding increase in equity. The fair value is determined at the grant date and the total expense is recognized over the vesting period. At the end of each reporting period, the Group revises its estimates of the number of options/shares which are expected to vest based on the non-market vesting and service conditions. The impact is recognized in the income statement with the corresponding adjustment in equity.
At vesting, the difference between the fair value of the shares recognized in the share-based payment reserve and the nominal value of the shares, is transferred from the equity-settled shared based payment other reserve to the share premium of ordinary shares.
When the amendment of the terms of any MIP is considered as replacing pre-existing ones, modification accounting under IFRS 2 is applied, and the fair value of the granted instruments re-measured. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately.
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
Provisions
Provisions for legal and non-income tax claims are recognized when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation and the amount has been reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
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
Business combinations
A business combination is a transaction or event in which an acquirer obtains control of one or more businesses. The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.
The excess of the fair value of consideration transferred and the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill.

NOTE 4    Financial risk management

The Group's activities are exposed to a variety of financial risks such as market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk.
To minimize the impact of potential adverse effects of market volatility on financial performance, the Group hedges certain market risks via derivative contracts with banks. The Group manages financial risks through its central treasury department in compliance with policies approved by the board of directors.
(a)Market risk
i)Foreign exchange risk
The Euro is the presentation currency of the Group and functional currency of the Company, and due to the international footprint of its TFSS, AVPS, and RTS businesses, the Group is exposed to foreign exchange risks.
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
At March 31, 2023, if currency rates on the major currencies had been 2% higher/lower and with all other variables held constant, profit before tax for the year would have been lower/higher by EUR0.6 million (EUR0.7 million for the financial year ended March 31, 2022, EUR0.1 million for the financial year ended March 31, 2021).
ii)Interest rate risk
The Group's interest rate risk arises from the external senior debt, including the Senior Facilities Agreement and the Revolving Credit Facility, structured at floating rates, accompanied by an interest rate floor. A significant increase in interest rates may affect the funding cost of the Group (see Note 25 for details).
If the market interest rate would have been 1% higher and, with all other variables held constant, profit before tax for the year would have been EUR7.3 million lower (EUR3.1 million for the financial year ended March 31, 2022, EUR2.8 million for the financial year ended March 31, 2021) as a result of an increase in the borrowing cost of the external senior debt.
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
The Group’s approval policy over banks and financial institutions ensures that consistent and efficient cash management structures are implemented to enable a sound level of cash concentration in the Group. Local

Management is required to request written approval to the Group treasury department prior to initiating new bank relationships or financial services or before amending existing relationships or banking setups. In compliance with the Senior Facilities Agreement (SFA), a number of obligors’ bank accounts are pledged and subject to close monitoring by the Group’s treasury department (Note 25).
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
As disclosed in Note 18, as of March 31, 2023, 81.1% (as of March 31, 2022 88.0%) of total trade receivables are not yet due.
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
In addition to the centralization of cash available in the local operations as a primary source of liquidity, Group treasury has access to uncommitted facilities of up to EUR11.6 million (EUR8.4 million as of March 31, 2022).
As of March 31, 2023, EUR0.9 million remains undrawn under the revolving credit facility and USD10.0 million (EUR9.4 million) under the Supplemental Liquidity Facility, whereas the uncommitted facilities are fully available (Note 25).
At the reporting date, the Group held total liquid assets of EUR240.5 million (EUR51.1 million as of March 31, 2022).
The table below analyzes the Group's non-derivative financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the notional, undiscounted cash flows.

As of March 31, 2023
(EUR thousand)
	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Loans and borrowings (1)	565	81,321	20,761	740,837	—
Other non-current financial liabilities (1)	—	—	10,293	10,646	88
Trade payables	110,215	98,891	—	—	—
Other current liabilities (2)	20,678	1,279	—	—	—
Accrued liabilities (3)	33,581	14,820	—	—	—
Other current financial liabilities (4)	—	7,776	—	—	—
Total	165,039	204,087	31,054	751,483	88

As of March 31, 2022
(EUR thousand)
	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Loans and borrowings (1)	—	20,075	40,205	738,955	—
Other non-current financial liabilities (1)	—	—	7,583	26,601	394
Trade payables	103,457	62,646	—	—	—
Other current liabilities (2)	14,987	440	—	—	—
Accrued liabilities (3)	19,954	8,516	—	—	—
Other current financial liabilities (4)	—	10,538	—	—	—
Total	138,398	102,215	47,788	765,556	394
(1)The line items “Loans and borrowings” and “Other non-current financial liabilities”, as presented in the table above, include future interest payments (capitalized interest in the case of Other non-current financial liabilities).
(2)For the purposes of this table, items where the counterparty is the tax authority such as “Personnel taxes” and “Input VAT” and “Withholding tax” have been excluded from the line “Other current liabilities”. For further details on these excluded items see Note 31.
(3)For the purpose of this table, items where the counterparty is the tax authority such as “accrued social charges” have been excluded from the line “Accrued liabilities”. For further details on the excluded items see Note 32.
(4)The line item “Other current financial liabilities”, as presented in the table above, exclude EUR11.4 million of warrant liabilities outstanding (EUR12.1 million as of March 31, 2022) and as a consequence of their USD11.50 exercise price, there is a low probability of an exercise of these derivative instruments, and a subsequent cash outflow with a material liquidity impact in the foreseeable future. For further details see Note 40.

Net debt reconciliation
This section presents a breakdown of net debt and details the movements in net debt for each of the periods presented:

	Assets	Liabilities from financing activities
(EUR thousand)	Cash and cash equivalents	Borrowings due within 1 year	Borrowings due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt as of April 1, 2022	(51,083)	676	722,554	10,538	11,319	694,004
Cash flows	(191,181)	59,384	—	(11,746)	—	(143,543)

Borrowings from business acquisition	—	642	2,594	—	—	3,236
New leases	—	—	—	403	6,322	6,725
Foreign exchange adjustments	2,360	(453)	—	(115)	(82)	1,710
Reclassification	—	—	—	7,904	(7,904)	—
Other changes	(642)	1,696	1,743	—	588	3,385
Net debt as of March 31, 2023	(240,546)	61,945	726,891	6,984	10,243	565,517

	Assets	Liabilities from financing activities
(EUR thousand)	Cash and cash equivalents	Borrowings due within 1 year	Borrowings due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt as of April 1, 2021	(182,176)	111	720,745	12,578	19,122	570,380
Cash flows	129,126	731	—	(13,374)	—	116,483
New leases	—	—	—	—	3,602	3,602
Foreign exchange adjustments	578	(166)	—	(31)	(20)	361
Reclassification	—	—	—	11,247	(11,247)	—
Other changes	1,389	—	1,809	118	(138)	3,178
Net debt as of March 31, 2022	(51,083)	676	722,554	10,538	11,319	694,004
(d)Capital risk management
The capital structure of the Group as of March 31, 2023 is composed of a consolidated equity of EUR6.3 million (negative consolidated equity of EUR185.8 million as of March 31, 2022), and senior debt with a carrying value of EUR788.8 million (EUR722.6 million as of March 31, 2022). This represents an Equity/Capital ratio1 of 0.8% (-25.7% as of March 31, 2022).
The group at its consolidated level is not subjected to any externally-imposed capital requirements. Certain jurisdictions may require Global Blue subsidiaries to maintain certain local capital levels, which is monitored locally. The group currently does not have any non-compliance with local capital requirements that may lead to material risks.
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

1 Equity/Capital ratio = (Equity)/(Equity + Carrying value senior debt)

As of March 31, 2023
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	7,051	7,051
Financial assets at fair value through profit or loss
-Other current receivables - Derivative financial instruments	—	107	—	107
Total assets	—	107	7,051	7,158
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	4,390	4,390
- Warrant liabilities - Public warrants	7,320	—	—	7,320
- Warrant liabilities - Private warrants	—	4,129	—	4,129
Total liabilities	7,320	4,129	4,390	15,839

As of March 31, 2022
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	3,881	3,881
Total assets	—	—	3,881	3,881
Liabilities
Financial liabilities at fair value through profit or loss
- Other non-current financial liabilities - Put options	—	—	15,419	15,419
- Warrant liabilities - Public warrants	7,539	—	—	7,539
- Warrant liabilities - Private warrants	—	4,512	—	4,512
- Other current liabilities - Derivative financial instruments	—	356	—	356
Total liabilities	7,539	4,868	15,419	27,826
The fair value of financial instruments that are not traded in an active market (over-the-counter derivatives, put options, private warrants, and other investments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. For further details please refer to Note 26, Note 40 and Note 38.

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
For the determination of the fair value of contingent consideration various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, future revenue growth and gross profit and assumptions regarding the discount rate; for further details see Note 35.
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
The Company has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Company’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price; for further details see Note 40.
Put options
As part of ZigZag and Yocuda acquisitions, Global Blue and the minority shareholders have entered into a symmetrical put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares currently controlled by the minority shareholders. The fair value of the put options was derived using an option pricing methodology (Monte Carlo simulations) based on revenue and gross profit distribution. Various unobservable inputs are used in the valuation of the put options and any changes in these might result in a significantly higher or lower fair value; for further details see Note 26.
As part of the ShipUp acquisition, Global Blue and the minority shareholders have entered into a symmetrical put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares currently controlled by the minority shareholders. The amounts payable for the put options in case they are exercised, were considered 100% as payables for post-combination employee services. As a result, at acquisition date, the Group measured the fair value of the put option liability at zero; for further details see Note 24.
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
For further details see Note 11 and 27.
Pension benefits
The Group makes estimates about the range of long-term trends and market conditions to determine the value of the deficit and surplus on its retirement benefit schemes, based on the Group’s expectation of the future and advice from qualified actuaries.
Long term forecasts and estimates are necessarily highly judgmental and subject to risk that actual events may be significantly different to those forecasted. If actual events deviate from the assumptions made by the Group, the reported surplus or deficit in respect to retirement benefits may be materially different; for further details see Note 28.
Impairment of goodwill and other intangible assets
Management performs an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.
Management's value-in-use and fair value less cost of disposal calculations include significant judgments and assumptions. The significant judgments and assumptions associated with the value-in-use calculation were revenue growth, discount rate and long-term growth rate while for the fair value less cost of disposal calculation it was projected revenue and median peer group revenue multiple.
The estimation of these assumptions requires significant judgment by management, as these variables feature measurement uncertainty; however, the assumptions used are consistent with the Company’s forecasts presented to the board. Therefore, management evaluates and updates the estimates as necessary, in light of conditions that affect these variables; for further details see Note 15.
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
•Offices: 5 years
•Refund points: 5 years
•Cars: 3 years
•IT contracts: 5 years
•Others: 3 years
For further details see Note 13.

NOTE 6    Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the Senior Vice President & Global Human Resources Director; Senior Vice President of Added Value Payment Solutions; Chief Technology Officer; Chief Operating Officer - APAC and Central Europe; Chief Executive Officer (the “CEO”); General Counsel and Company Secretary; Senior Vice President Operations; Senior Vice President New Markets, Americas and Public Affairs; Chief Operating Officer - Europe South; Chief Operating Officer - Europe North, Central and Global Accounts; Chief Financial Officer; Senior Vice President Strategy and Chief Product Officer; and Senior Vice President Marketing, Communications & Customer Value Creation.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Services (TFSS), Added-Value Payment Solutions (AVPS) and Retail Tech Solutions (RTS), product groups are separately considered.
The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

For the financial year ended March 31, 2023
(EUR thousand)
	Notes	TFSS	AVPS	RTS	Central costs	Total
Revenue		228,818	61,805	20,867	—	311,490
Operating expenses (1)		(91,902)	(34,267)	(26,962)	(80,377)	(233,508)
Adjusted EBITDA		136,916	27,538	(6,095)	(80,377)	77,982
Depreciation and amortization (2)	8					(51,028)
Exceptional items	9					(12,814)
Operating Profit						14,140

For the financial year ended March 31, 2022
(EUR thousand)
	Notes	TFSS	AVPS	RTS	Central costs	Total
Revenue		89,559	23,325	13,064	—	125,948
Operating expenses (1)		(44,610)	(12,538)	(16,755)	(61,947)	(135,850)
Adjusted EBITDA		44,949	10,787	(3,691)	(61,947)	(9,902)
Depreciation and amortization (2)	8					(87,900)
Exceptional items	9					11,173
Operating Loss						(86,629)

For the financial year ended March 31, 2021
(EUR thousand)
	Notes	TFSS	AVPS	Central costs	Total
Revenue		30,826	13,870	—	44,696
Operating expenses (1)		(29,034)	(9,010)	(47,481)	(85,525)
Adjusted EBITDA		1,792	4,860	(47,481)	(40,829)
Depreciation and amortization (2)	8				(116,318)
Exceptional items	9				(286,242)
Operating Loss					(443,389)

(1)Operating expenses excluding Depreciation and Amortization and Exceptional items. For the financial year ended March 31, 2023 the fixed costs amounted to EUR154.6 million (EUR109.2 million for the financial year ended March 31, 2022 and EUR74.7 million for the financial year ended March 31, 2021), comprising of personnel costs of EUR99.8 million (EUR74.6 million for the financial year ended March 31, 2022, and EUR50.8 million for the financial year ended March 31, 2021) and non-personnel costs of EUR54.8 million (EUR34.6 million for the financial year ended March 31, 2022 and EUR23.9 million for the financial year ended March 31, 2021), whereas variable costs amounted to EUR78.9 million (EUR26.7 million for the financial year ended March 31, 2022 and EUR10.3 million for the financial year ended March 31, 2021).
(2)Depreciation and amortization include amortization of intangible assets acquired through business combinations.

Revenue by geography and by segment
Revenue is generated by TFSS, AVPS and RTS processed transactions. A geographical breakdown of revenue by key market / region is provided below:

For the financial year ended March 31, 2023
(EUR thousand)
	TFSS	AVPS	RTS	Total
Europe	202,263	12,276	20,867	235,406
Asia Pacific	23,495	49,528	—	73,023
Rest of the world	3,060	1	—	3,061
Total	228,818	61,805	20,867	311,490

For the financial year ended March 31, 2022
(EUR thousand)
	TFSS	AVPS	RTS	Total
Europe	82,599	6,631	13,064	102,294
Asia Pacific	5,398	16,694	—	22,092
Rest of the world	1,562	—	—	1,562
Total	89,559	23,325	13,064	125,948

For the financial year ended March 31, 2021
(EUR thousand)
	TFSS	AVPS	Total
Europe	25,609	3,330	28,939
Asia Pacific	4,975	10,540	15,515
Rest of the world	242	—	242
Total	30,826	13,870	44,696

Revenue by top Country
A breakdown of revenue by key market / top country is provided below:

For the financial year ended March 31, 2023
(EUR thousand)
	TFSS	AVPS	RTS	Total	% of Total Revenue
Italy	43,280	3,739	—	47,019	15%
France	39,996	1,791	—	41,787	14%
Australia	303	40,671	—	40,974	13%
United Kingdom	2,917	1,056	20,867	24,840	8%
Switzerland	4,005	32	—	4,037	1%
Total	90,501	47,289	20,867	158,657	51%

For the financial year ended March 31, 2022
(EUR thousand)
	TFSS	AVPS	RTS	Total	% of Total Revenue
France	20,118	919	—	21,037	17%
Italy	12,912	2,421	—	15,333	12%
United Kingdom	1,838	568	13,064	15,470	12%
Australia	49	13,997	—	14,046	11%
Switzerland	2,358	85	—	2,443	2%
Total	37,275	17,990	13,064	68,329	54%

For the financial year ended March 31, 2021
(EUR thousand)
	TFSS	AVPS	Total	% of Total Revenue
Australia	302	9,206	9,508	21%
France	6,128	367	6,495	15%
Italy	3,906	1,662	5,568	12%
United Kingdom	3,784	332	4,116	9%
Switzerland	594	59	653	1%
Total	14,714	11,626	26,340	58%
There is no single external customer which accounts for more than 10% of Global Blue's revenue, for any of the years presented.
Non-current assets by Country
Even though no measure of assets by segment is reported to the ExCom, in accordance with IFRS 8, the non-current assets, excluding deferred income tax assets, by country are disclosed as follows:

As of March 31, 2023
(EUR thousand)
	Intangible assets	Property, plant and equipment	Investments in joint ventures and associates and Other investments	Other non-current financial assets	Total
Switzerland	575,145	782	7,244	698	583,869
Australia	11,465	2,451	—	215	14,131
France	7,104	2,555	—	437	10,096
United Kingdom	5,765	305	—	144	6,214
Italy	476	3,160	—	258	3,894
Rest of the world	5,553	15,586	37	12,455	33,631
Total	605,508	24,839	7,281	14,207	651,835

As of March 31, 2022
(EUR thousand)
	Intangible assets	Property, plant and equipment	Investments in joint ventures and associates and Other investments	Other non-current financial assets	Total
Switzerland	559,998	1,051	4,739	519	566,307
Australia	11,252	2,608	—	236	14,096
France	331	2,403	—	2,874	5,608
United Kingdom	5,515	914	—	225	6,654
Italy	796	5,443	—	283	6,522
Rest of the world	6,134	15,339	1,792	9,176	32,441
Total	584,026	27,758	6,531	13,313	631,628

NOTE 7    Operating expenses

(EUR thousand)		For the financial year ended March 31
Expenses by nature	Notes	2023	2022	2021
Employee benefit expenses		(118,658)	(86,623)	(62,896)
Contributions to defined contribution plans		(7,619)	(4,022)	(2,797)
Depreciation and amortization	8	(51,028)	(87,900)	(116,318)
Agent costs		(75,950)	(23,914)	(5,321)
IT costs		(16,499)	(12,013)	(9,294)
Auditors, lawyers and consultants		(12,113)	(12,223)	(7,989)
Advertising and promotion		(3,827)	(1,729)	(1,299)
Travel, entertainment, office and rental cost		(11,456)	(7,253)	(4,957)
Contributions to defined benefit plans	28	(1,607)	(1,560)	(744)
Share based payment transactions expenses	24	(9,988)	(6,414)	(2,336)
Change in fair value of warrants and put options	9, 26, 40	11,070	15,583	(13,692)
Capitalized software development expenditure	15	25,688	17,163	16,669
External and other personnel cost		(7,544)	(4,343)	(2,869)
Business restructuring expenses	9	(4,446)	(1,980)	(10,340)
Corporate restructuring expenses	9	(2,764)	(475)	(253,430)
Impairment	9	(3,355)	(2,846)	(3,866)
Other operating income / (expenses)		(7,254)	7,971	(6,606)
Total		(297,350)	(212,577)	(488,085)
For the financial year ended March 31, 2023 the main driver of the total increase in employee benefit expenses is the average number of employees that increased from 1,338 (in the financial year ended March 31, 2022) to 1,617, while the average number of employees in 2021 was 1,426; additionally, salaries and bonus expenses increased as grants offsetting the salaries expenses in various jurisdictions ceased to be applicable.
For further details regarding key management personnel remuneration, including pension obligations and other remuneration, please refer to Note 39.
For the financial year ended March 31, 2023 agent costs referring to merchant acquiring fees have increased as a consequence of the overall business recovery in line with revenues. In addition, they include all costs paid to carriers, representing the main operation cost of the RTS business segment.
Auditors, lawyers and consultants include all external advisor fees, primarily related to the compliance requirements linked to the Company’s listed status. IT costs contain hardware and software maintenance and IT consulting expenses.
For the financial year ended March 31, 2023 the Group has benefited from grants in relation to COVID-19 offered by various countries’ governments amounting to EUR2.0 million (EUR9.0 million for the financial year ended March 31, 2022 and EUR18.3 million for the financial year ended March 31, 2021); this decrease in the grants is one of the change driver of other operating income/(expense). The grants are presented within operating expenses in the income statement as a reduction of the employee benefit expenses and other operating income/(expenses). There are no unfulfilled conditions or other contingencies related to these grants. Other operating income/(expenses) also comprises of utility costs, bank fees and various other costs, and other exceptional items, which, for the financial year ended March 31, 2022, EUR9.6 million include the one-off release of an earn-out provision linked to the business combination with ZigZag Global.

NOTE 8    Depreciation and amortization

(EUR thousand)		For the financial year ended March 31
Depreciation and amortization	Notes	2023	2022	2021
Depreciation of property, plant and equipment	14	(14,033)	(16,737)	(19,425)
Amortization of customer relationships		(12,459)	(47,222)	(72,752)
Amortization of trademarks		(2,237)	(2,237)	(2,237)
Amortization of other intangible assets		(22,299)	(21,704)	(21,904)
Amortization of intangible assets	15	(36,995)	(71,163)	(96,893)
Total		(51,028)	(87,900)	(116,318)
The depreciation of property, plant and equipment predominantly comprise of depreciation related to the Right of use assets. For further details please refer to Note 13.
For the financial year ended March 31, 2023, 2022 and 2021 the amortization of intangible assets predominantly relates to.the assets recognized in the process of purchase price allocation during the acquisition of Global Blue by Silver Lake and Partners Group in 2012; to other intangible assets such as internally-developed IT software for TFSS and AVPS businesses, and to software purchased from external parties; for further details please refer to Note 15. The amortization period for customer relationships related to key accounts and national accounts acquired in 2012 ended as of July 31, 2022, while the initial acquisition value of these assets was EUR335.2 million.

NOTE 9    Exceptional items

Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)		For the financial year ended March 31
Exceptional items	Notes	2023	2022	2021
Business restructuring expenses		(4,446)	(1,980)	(10,340)
Corporate restructuring expenses		(2,764)	(475)	(253,430)
Directors' fee		(141)	(160)	(218)
Impairment		(3,355)	(2,846)	(3,866)
Net sales of assets (loss)		(365)	(23)	(294)
Share-based payment transactions and related other expenses	24	(10,419)	(7,050)	(2,336)
Change in fair value of warrants and put options	26, 40	11,070	15,583	(13,692)
Other exceptional items		(2,394)	8,124	(2,066)
Total		(12,814)	11,173	(286,242)
Business restructuring expenses
In the current financial year business restructuring expenses correspond primarily to the loss arising from the sale of our TFSS business in Russia, and the related deconsolidation. For the financial year ended March 31, 2022 business restructuring expenses correspond to expenses related to workforce reduction in several jurisdictions as a result of COVID-19, whereas for the financial year ended March 31, 2021 they correspond to expenses related to replacement of management positions, changing of facilities and discontinued operations.
Corporate restructuring expenses
For the financial year ended March 31, 2023 corporate restructuring expense predominantly comprise of consulting fees and lawyer expenses for the projects Global Blue pursued during the year. For the financial year ended March 31, 2022 the amount of corporate restructuring expense disclosed corresponds mainly to charges incurred associated with the acquisition of Yocuda and ZigZag, while for the financial year ended March 31, 2021 these expenses mainly correspond to charges incurred associated with the capital reorganization and subsequent merger with FPAC.
Impairment
Impairment expenses for the financial year ended March 31, 2023 relate primarily to the impairment of the investment in Europass, as described in Note 38, and secondarily of a short-term receivable from an equity investment; additionally, for the financial year ended March 31, 2022 the expense predominantly comprises of the impairment of long-term receivables from an equity investment, while for the financial year ended March 31, 2021 part of the impairment was a consequence of the abolition of the tax-free scheme in UK.
Management tracks the tax effects of these exceptional items, alongside exceptional tax items that are further disclosed in Note 11.
Share-based payment transactions and related other expenses
For the financial year ended March 31, 2023, 2022 and 2021 share-based payments represent the expenses predominantly for share options and restricted share grants issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan. For the financial year ended March 31, 2023 it also includes the impact of the second amendment to the employment agreement of the Company’s CEO. From the total EUR10.4 million for the financial year ended March 31, 2023, EUR2.1 million corresponds to the expenses associated with the ShipUp management incentive plan detailed in Note 24.
Change in fair value of warrants and put options
For the financial year ended March 31, 2023, the change in fair value of warrants and put options comprises of EUR5.7 million gain associated with the change in the fair value of the put options of ZigZag (EUR0.6 million loss for the financial year ended March 31, 2022 and EUR2.8 million loss for the financial year ended March 31, 2021); EUR4.8 million associated with the put options of Yocuda (EUR2.8 million loss for the financial year ended March 31, 2022), and EUR0.6 million gain associated with the warrant liabilities (EUR18.9 million gain for the financial year ended March 31, 2022 and EUR13.7 million loss for the financial year ended March 31, 2021).
Other Exceptional items
Other exceptional items include an one-off item of EUR9.6 million for the financial year ended March 31, 2022, representing the release of an earn-out provision linked to the business combination with ZigZag Global.

NOTE 10    Net finance costs

(EUR thousand)	For the financial year ended March 31
	2023	2022	2021
Finance income
Interest income on current bank deposits	1,605	247	345
Net foreign exchange gain on financing activities	—	293	—
Other finance income	455	636	2,121
Total finance income	2,060	1,176	2,466
Finance costs
Interest expense:
- Bank borrowings (including amortization of capitalized financing fees)	(30,894)	(22,184)	(21,463)
- Lease liabilities interest	(588)	(626)	(1,030)
-Interest expenses on Non-Convertible Preferred Equity Certificates issued to 3rd Parties	—	—	(76)
Net foreign exchange loss on financing activities	(2,537)	—	(280)
Net foreign exchange loss on operating activities (1)	(3,501)	(405)	(1,378)
Other finance costs	(1,129)	(2,579)	(2,203)
Total finance costs	(38,649)	(25,794)	(26,430)
Net finance costs	(36,589)	(24,618)	(23,964)
        (1) Net foreign exchange gain and loss arising during the period is the difference between the value originally recorded and the amount actually paid or received, as well as unrealized gain and loss due to the difference between the original value recorded and the value at the balance sheet date.
For details regarding underlying loans and borrowings, refer to Note 25.

NOTE 11    Income tax benefit / (expense)

(EUR thousand)		For the financial year ended March 31
Income tax	Notes	2023	2022	2021
Current income tax expense		(9,947)	(5,787)	(2,147)
Adjustments in respect of current income tax of prior years(1)		5,051	4,225	(149)
Adjustments in respect of deferred income tax of prior years	27	1,144	—	—
Deferred tax benefit	27	2,702	16,174	34,167
Income tax benefit / (expense) reported in the income statement		(1,050)	14,612	31,871

(1) The adjustment in respect of current income tax of prior years for the financial year ended March 31, 2023 mainly comprises of a benefit of EUR4.2 million resulting from the reversal of a previously-recorded uncertain tax position as a consequence of the final tax assessment received from the relevant authorities; and a EUR0.6 million penalty reduction for the withholding tax on interests and license fees in Italy. For the financial year ended March 31, 2022 the current income tax adjustments of prior years mainly comprises of EUR3.9 million sourcing from the usage of tax losses to offset prior years’ taxable profits.

The below table reconciles the income tax calculated by applying the Swiss statutory tax rate applicable to the Company, to the effective taxes reported in the income statement:

(EUR thousand)	For the financial year ended March 31
	2023	2022	2021
Loss before tax	(22,449)	(111,247)	(467,353)
Effective tax
Tax benefit / (expense) calculated at the Swiss statutory tax rate of 18.8% (18.8% in both FY2021/22 and 2020/21) applicable to the Company	4,221	20,919	88,096
Adjustments in respect of prior years	5,051	141	(149)
Recognition of previously unrecognized (derecognition of previously recognized) deductible temporary differences	2,428	(124)	(590)
Expenses not deductible for tax purposes	(7,349)	(5,648)	(33,589)
Current year losses not generating deferred tax assets	(5,039)	(2,583)	(11,639)
Effect of capital reorganization	—	—	(11,958)
Effect of income taxed at different tax rates	(4,667)	(1,400)	275
Deferred tax assets recognized for future tax credits	—	—	440
Non-taxable income / gains	1,885	2,027	—
Other tax items	2,420	1,280	985
Total reported effective tax benefit / (expense)	(1,050)	14,612	31,871

(EUR thousand)		For the financial year ended March 31
Tax items recognized directly in other comprehensive income:	Note	2023	2022	2021
Tax effect on remeasurement of post-employment benefit obligations	27	86	(570)	108
Tax effect on other investments at FVOCI	27	(181)	—	—
Total tax effect		(95)	(570)	108
To be noted that the historical weighted average tax rate, based on pre-COVID-19 profits, was 24%.
Exceptional Income Tax Expenses
Italy
In February 2016 the Italian tax authorities opened a tax audit on Global Blue Italia S.r.l. (“Global Blue Italy”). A formal settlement for a total amount of EUR3.6 million was reached in April 2019 covering, among others, a dispute on withholding tax on license fee for the calendar years 2013 and 2014.
Subsequently, Global Blue signed another final settlement with the same authorities, for an amount of EUR10.9 million, payable in sixteen quarterly installments, which became legally binding on August 3, 2020, covering the findings on withholding tax on interests for the calendar years 2013 to 2017 and license fees and intercompany interest rate for the financial years ended March 31, 2016, 2017 and 2018, as well as withholding tax on license fees for calendar years 2015 to 2017.
As regards to the withholding tax on interests and license fees for the 2018 calendar year, Global Blue applied for a self-repentance procedure, and benefited from a penalty reduction, resulting in a reduction of the withholding tax due (including the reduced penalties) of EUR1.8 million (from EUR2.5 million as of March 31, 2022, and

EUR2.5 million as of March 31, 2021), payable in eight quarterly installments, and recorded as an income tax benefit.
During the financial year ended March 31, 2023, Global Blue Italy paid four installments related to the 2020 settlement, and the first installment related to the aforementioned self-repentance, for a total of EUR3.0 million.
Following the developments described in the preceding two paragraphs, the income tax payable relating to Global Blue Italy amounts to EUR6.7 million as of March 31, 2023 (EUR9.8 million as of March 31, 2022, and EUR12.4 million as of March 31, 2021).
Germany
Global Blue New Holdings Germany GmbH (“GBNHG”), as controlling entity, and Global Blue Deutschland GmbH (“GBD”), as controlled entity, entered into a profit and loss pooling agreement (hereinafter the “PLPA”) dated October 5, 2000, allowing the pooling of income and losses of both entities for corporate income and trade tax purposes. While the provisions of the PLPA allow the utilization of capital reserves built up at the level of GBD during the term of the PLPA for loss compensation (or for the profit transfer to GBNHG), such provisions, in light of a court ruling issued in April 2018, may not be permissible under German law. Even though GBD has not utilized any capital reserves as permitted by the PLPA, there is a risk that the tax authorities might challenge the effectiveness of the PLPA and, as a consequence, deny the profit and loss pooling within the German Global Blue group relating to the financial year 2019 and previous tax periods, and therefore recognized an uncertain position. An amended PLPA, from which the disputed provisions were removed, was registered in December 2019; therefore, the risk described above is only related to historical financial years.
During the financial year ended March 31, 2023, the German tax authorities issued final tax assessment notices for the financial years ended March 31, 2017, 2018 and 2019, without challenging the PLPA; consequently, the Company fully derecognized the uncertain tax position as of March 31, 2023 (EUR1.5 million as of March 31, 2022, and EUR4.1 million as of March 31, 2021).
In January 2022, the German tax authorities issued new circulars commenting on the German royalty barrier rule, which limits the deduction of royalties paid by a German taxpayer to a recipient who benefits from a preferential tax regime on intellectual property-related income. The new circulars are explicitly referring to the Swiss “mixed company” regime, applicable to Global Blue in Switzerland, until and including the financial year ending March 31, 2019 as being within the scope of the limitation. Even if in case of a tax audit Global Blue believes there are arguments to challenge the limitation, the Company recognized an uncertain tax position. Although the new transitional tax regime applicable to Global Blue from April 1, 2019 is not among the tax regimes referred to in the circulars, the uncertain tax position also covers the period up to and including the financial year ended March 31, 2022 due to some similarities with the previous tax regime.
As a result of: (i) the issuance by the German tax authorities of the final tax assessment notices for the financial years ended March 31, 2018 and 2019 without challenging the deduction of the royalties, and (ii) the exclusion of the German-source royalties from the transitional tax regime applicable from April 1, 2019, the Company derecognized the uncertain tax position in full (EUR2.7 million as of March 31, 2022, and zero as of March 31, 2021).

NOTE 12    Earnings per share

(EUR thousand)	For the financial year ended March 31
Earnings per share	2023	2022	2021
Loss attributable to the owners of the parent	(25,621)	(97,177)	(434,069)
Loss attributable to the owners of the parent attributable to ordinary shares	(21,635)	(88,460)	(386,890)
Loss attributable to the owners of the parent attributable to preference shares	(3,986)	(8,717)	(47,178)
Weighted average number of basic and diluted ordinary shares outstanding (thousand)	187,326	179,455	169,391
Weighted average number of basic and diluted preference shares outstanding (thousand)	34,509	17,684	20,656
Basic and diluted loss per ordinary share	(0.12)	(0.49)	(2.28)
Basic
Basic earnings per ordinary share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary shares outstanding at the end of the period.
Diluted
Diluted earnings per ordinary share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary shares outstanding at the end of the period.
For the financial year ended March 31, 2023 the Company has excluded 8.0 million (8.0 million for the financial year ended March 31, 2022, 8.9 million for the financial year ended March 31, 2021) ordinary shares from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive. Those shares relate to the Management Incentive Plan.
The Company has excluded 2.0 million (1.7 million for the financial year ended March 31, 2022, zero for the financial year ended March 31, 2021) ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive for the financial year ended March 31, 2023. The ordinary shares relate to share-based payments plans and are potentially dilutive instruments; at each of the three reporting periods they had an anti-dilutive effect due to the reported loss.
The 30,735,950 outstanding Warrants as of March 31, 2023, 2022 and 2021 are considered as not-dilutive.

NOTE 13    Leases
Right of use assets recognized within Property, plant and equipment are comprised of the following:

(EUR thousand)	As of March 31
Right of use assets	2023	2022
Offices	8,064	9,923
Refund points	4,793	6,308
IT contracts	915	3,027
Others	3,084	1,680
Total Right of use assets	16,856	20,938
Movements during the period of Right of use assets are the following:

(EUR thousand)	For the financial year ended March 31
Movement of Right of use assets	2023	2022
Opening balance as of April 1	20,938	30,530
New contracts	5,855	2,523
Modifications	969	1,017
Depreciation	(10,832)	(12,975)
Exchange differences	(74)	(157)
Closing balance as of March 31	16,856	20,938
Lease liabilities recognized within Other non-current financial liabilities and Other current financial liabilities are the following:

(EUR thousand)		As of March 31
Lease liabilities	Notes	2023	2022
Current	40	6,984	10,538
Non-current	26	10,243	11,319
Total Lease liabilities		17,227	21,857
Movements during the period of Lease liabilities are the following:

(EUR thousand)	For the financial year ended March 31
Movement of Lease liabilities	2023	2022
Opening balance as of April 1	21,857	31,700
New contracts	5,855	2,525
Modifications	870	1,058
Cash outflow	(11,746)	(14,001)
Interest expense (included in finance costs)	588	626
Exchange differences	(197)	(51)
Closing balance as of March 31	17,227	21,857
The contractual duration of the lease liabilities is the following:

(EUR thousand)	As of March 31
Contractual maturities of lease liabilities	2023	2022
Less than 2 years	11,782	16,345

Between 2 and 5 years	5,368	5,370
More than 5 years	77	142
Total	17,227	21,857
Amounts recognized in the income statement related to leases are the following:

(EUR thousand)	For the financial year ended March 31
Depreciation charge of right of use assets	2023	2022	2021
Offices	3,891	4,534	4,424
Refund points	3,762	5,046	6,511
IT contracts	2,019	2,147	2,253
Others	1,160	1,248	1,461
Total Depreciation charge of right of use assets	10,832	12,975	14,649

(EUR thousand)	For the financial year ended March 31
Other lease-related expenses	2023	2022	2021
Expense relating to short-term leases (included in Operating expenses)	718	943	646
Expense relating to leases of low-value assets that are not short-term leases (included in Operating expenses)	63	88	98
Expense relating to variable lease payments not included in lease liabilities (included in Other expenses)	3,235	2,421	3,478
Total Other lease-related expenses	4,016	3,452	4,222
The total cash outflow for leases for the financial year ended March 31, 2023 was EUR15.8 million (EUR17.5 million for the financial year ended March 31, 2022 and EUR20.3 million for the financial year ended March 31, 2021).
For the financial year ended March 31, 2023 the Group has received EUR0.4 million of office rental concessions in various countries as a direct consequence of the COVID-19 pandemic amounting (EUR3.4 million for the financial year ended March 31, 2022, and EUR5.1 million for the financial year ended March 31, 2021). The concessions are presented within Operating expenses in the income statement as a reduction of the related expense that they are intended to compensate.

NOTE 14    Property, plant and equipment
The below schedules represent the movements in property, plant and equipment for each respective year presented.

(EUR thousand)	As of March 31
Cost	2023	2022
Machinery, equipment and computers	30,301	28,494
Leasehold improvements	4,535	4,846
Right of use assets	50,508	66,174
Total Cost	85,344	99,514
Accumulated depreciation and impairment
Machinery, equipment and computers	(23,797)	(22,972)
Leasehold improvements	(3,056)	(3,548)
Right of use assets	(33,652)	(45,236)
Total Accumulated depreciation and impairment	(60,505)	(71,756)

Total Property, plant and equipment	24,839	27,758
The movement tables exclude the movements of right of use assets, which are presented and detailed in Note 13.

(EUR thousand)
	Machinery, Equipment and Computers	Leasehold Improvements	Total
Cost
Opening balance as of April 1, 2022	28,494	4,846	33,340
Acquisition of subsidiaries	103	1	104
Disposal of subsidiary	(158)	(14)	(172)
Additions	4,087	689	4,776
Disposals	(1,507)	(1,147)	(2,654)
Reclassifications	(194)	190	(4)
Exchange differences	(524)	(30)	(554)
Closing balance as of March 31, 2023	30,301	4,535	34,836
Accumulated depreciation and impairment
Opening balance as of April 1, 2022	(22,972)	(3,548)	(26,520)
Depreciation charge for the year	(2,672)	(529)	(3,201)
Disposal of subsidiary	123	4	127
Impairment charge for the year	(2)	—	(2)
Disposals	1,380	989	2,369
Reclassifications	4	—	4
Exchange differences	342	28	370
Closing balance as of March 31, 2023	(23,797)	(3,056)	(26,853)

Net book value as of March 31, 2023	6,504	1,479	7,983

(EUR thousand)
	Machinery, Equipment and Computers	Leasehold Improvements	Total
Cost
Opening balance as of April 1, 2021	27,602	5,590	33,192
Additions	3,234	58	3,292
Disposals	(2,540)	(696)	(3,236)
Reclassifications	128	(96)	32
Exchange differences	70	(10)	60
Closing balance as of March 31, 2022	28,494	4,846	33,340
Accumulated depreciation and impairment
Opening balance as of April 1, 2021	(21,990)	(3,828)	(25,818)
Depreciation charge for the year	(3,246)	(516)	(3,762)
Impairment charge for the year	(15)	—	(15)
Disposals	2,497	686	3,183
Reclassifications	(128)	96	(32)
Exchange differences	(90)	14	(76)
Closing balance as of March 31, 2022	(22,972)	(3,548)	(26,520)

Net book value as of March 31, 2022	5,522	1,298	6,820

NOTE 15    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2022	487,685	46,025	669,145	10,247	144,224	1,357,326
Acquisition of subsidiaries	29,239	—	4,466	—	2,738	36,443
Purchases	—	—	2,577	869	25,688	29,134
Disposals	—	—	—	(557)	(1,420)	(1,977)
Disposal of subsidiary	—	—	—	—	(687)	(687)
Exchange differences	(4,651)	(116)	(285)	(301)	(3,088)	(8,441)
Accumulated acquisition values	512,273	45,909	675,903	10,258	167,455	1,411,798

Opening balance as of April 1, 2022	—	(21,624)	(653,403)	(8,347)	(83,916)	(767,290)
Amortization	—	(2,237)	(12,459)	(909)	(21,390)	(36,995)
Disposals	—	—	—	157	1,086	1,243
Disposal of subsidiary	—	—	—	—	416	416
Exchange differences	—	—	99	234	2,163	2,496
Accumulated amortization	—	(23,861)	(665,763)	(8,865)	(101,641)	(800,130)

Opening balance as of April 1, 2022	(2,063)	—	—	(498)	(3,449)	(6,010)
Impairment	—	—	—	—	(247)	(247)
Reversal of impairment	—	—	—	—	—	—
Disposals	—	—	—	—	37	37
Exchange differences	48	—	—	—	12	60
Accumulated impairment	(2,015)	—	—	(498)	(3,647)	(6,160)

Net book value as of March 31, 2023	510,258	22,048	10,140	895	62,167	605,508

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other int. assets	Software	Total
Opening balance as of April 1, 2021	477,865	45,974	667,697	9,724	125,810	1,327,070
Acquisition of subsidiaries	7,829	—	—	—	1,236	9,065
Purchases	—	—	1,331	418	17,093	18,842
Disposals	—	—	—	(7)	(926)	(933)
Reclassifications	—	—	—	95	(95)	—
Exchange differences	1,991	51	117	17	1,106	3,282
Accumulated acquisition values	487,685	46,025	669,145	10,247	144,224	1,357,326

Opening balance as of April 1, 2021	—	(19,387)	(606,140)	(7,338)	(62,891)	(695,756)
Amortization	—	(2,237)	(47,222)	(1,024)	(20,680)	(71,163)
Disposals	—	—	—	7	468	475
Exchange differences	—	—	(41)	8	(813)	(846)
Accumulated amortization	—	(21,624)	(653,403)	(8,347)	(83,916)	(767,290)

Opening balance as of April 1, 2021	(1,975)	—	—	(498)	(3,462)	(5,935)
Impairment	—	—	—	—	(543)	(543)
Reversal of impairment	—	—	—	—	95	95
Disposals	—	—	—	—	458	458
Exchange differences	(88)	—	—	—	3	(85)
Accumulated impairment	(2,063)	—	—	(498)	(3,449)	(6,010)

Net book value as of March 31, 2022	485,622	24,401	15,742	1,402	56,859	584,026
Goodwill
Management reviews the business performance from a product perspective. TFSS, AVPS and RTS have been identified as the main product groups and the Group's operating segments. Goodwill is monitored by management at the operating segment level for TFSS and AVPS, and at the ZigZag, Yocuda, and ShipUp businesses level for RTS. The following is a summary of goodwill allocation for each operating segment / business:

(EUR thousand)	As of March 31
Goodwill	2023	2022
TFSS	362,069	361,879
AVPS	50,076	51,271
ZigZag	61,045	64,540
Yocuda	7,829	7,932
ShipUp	29,239	—
Total	510,258	485,622
TFSS and AVPS
The recoverable amount of the Cash Generating Units (CGU) has been determined based on value-in-use calculations. These calculations use post-tax cash flow projections based on management’s current view at the time of the analysis. Cash flows beyond the 5-years period are extrapolated using an estimated growth rate stated below.

In determining the forecasts for TFSS and AVPS CGUs over the 5-years period within the value-in-use calculation, we applied estimated recovery percentages against actual revenues achieved during the pre-COVID-19 period (January to December 2019), as opposed to utilizing the growth rates of the past two fiscal years.
Though the TFSS and AVPS segments offer different solutions, the underlying driver of both is international travel and extra-regional transactions; the key assumptions used for the value-in-use calculations are as follows:
•Post-tax discount rate of 10.61% (8.66% as of March 31, 2022) for the TFSS CGU.
•Post-tax discount rate of 9.06% (8.66% as of March 31, 2022) for the AVPS CGU.
•A COVID-19 impact on near-term industry volumes, followed by a full recovery; in particular, based on a combination of internal and external data such as airline industry reports, a total recovery to pre-COVID-19 revenue levels was assumed for the third quarter of the financial year ending March 31, 2024, with an assumed compound average growth rate of 11.5% in the subsequent four financial years.
•After the business plan period, assumed terminal growth rates of 1.7% and 2.3% have been applied for TFSS and AVPS CGUs, respectively (2.0% for both as of March 31, 2022).
As of March 31, 2023, and with respect to the TFSS segment, the headroom was EUR1,486 million, with the percentage by which the TFSS recoverable amount exceeded the carrying value being 357%. With respect to the AVPS segment, the headroom was EUR248 million, with the percentage by which the AVPS recoverable amount exceeded the carrying value being 290%.
The directors and management have considered and assessed reasonably possible changes for key assumptions and have not identified any instances that could cause the carrying amount of either the TFSS or the AVPS CGUs to exceed their recoverable amounts.
RTS
Goodwill allocated in total to RTS amounts to EUR98.1 million. Management has identified three CGUs, namely ZigZag, Yocuda, and ShipUp with corresponding goodwill of EUR61.0 million, EUR7.8 million, and EUR29.2 million, respectively. As the goodwill attributed to Yocuda represents less than 2% of the total Group goodwill, only information relating to ZigZag and ShipUp is presented below. Nevertheless, similar to the TFSS and AVPS cases, the directors and management have considered and assessed reasonably possible changes for key assumptions and have not identified any instances that could cause the carrying amount of the Yocuda CGU to exceed its recoverable amount.
ZigZag
In the case of ZigZag, the recoverable amount of the CGU has been assessed based on the fair value less cost of disposal of the underlying assets. This has been determined based on a market approach utilizing 2023 and 2022 trading multiples of comparable companies, calculated as enterprise value divided by 2022 or projected 2023 revenue based on recent private transactions; given the business profile of ZigZag, management considered comparable companies to be those with exposure to eCommerce, with a high growth profile and of a similar size.
Taking into consideration that ZigZag is a start-up operating at a loss until March 31, 2023, management deemed the revenue multiple as the key valuation metric; adjusted EBITDA and net income multiples were not considered, given several of the peers are expected to be similarly operating at a loss.
The implied median revenue multiple for the peer group of ZigZag is approximately 4.3x, when the values for the peer group ranged from 2.8x to 6.1x, resulting in a derived fair value less cost of disposal that exceeded the carrying amount by EUR14.8 million, with the percentage by which the ZigZag recoverable amount exceeded the carrying value being 23%.

The sensitivity analysis for ZigZag showed that the recoverable amount would equate to the carrying amount of ZigZag if the 2023 revenue projections or comparable peer revenue multiple would be decreased by approximately 30% or became 3.5x, respectively, which the directors and management have assessed as the sole reasonably possible changes that could cause the carrying amount of the ZigZag CGU to exceed its recoverable amount.
ShipUp
Similar to the TFSS and AVPS cases, the recoverable amount of the ShipUp CGU has been determined based on a value-in-use calculation; this calculation uses post-tax cash flow projections based on management’s current view at the time of the analysis.
Taking into consideration that ShipUp is a fast growing start-up, in determining the forecast over the period within the value-in-use calculation, the Group applied revenue annual growth rates up to 70% in the 5 years of forecasts as per the business plan.
The other key assumptions used for the value-in-use calculation are as follows:
•Post-tax discount rate of 12.8%.
•An expansion of its geographical footprint, with a focus on medium and large accounts, and cross-selling opportunities with other Group entities.
•An assumed terminal growth rate of 1.9% has been applied, based on published industry research.
As of March 31, 2023, the headroom was EUR25.3 million, with the percentage by which ShipUp’s recoverable amount exceeded the carrying value being 71%.
The calculation and the cash flow projections are stress-tested using a sensitivity analysis; such analysis is a key element when there are changes to the circumstances. Changes of the key parameters, including a reduction in the annual revenue growth rates of more than 27%, or a reduction in the cash flows over the forecasted period of more than 42%, would result in an impairment. The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the ShipUp CGU to exceed its recoverable amount.
Trademarks
As part of business combinations in 2012, when Silver Lake and Partners Group acquired Global Blue Group and in 2016, when Global Blue acquired Currency Select, new intangibles were identified and defined as trademarks. The fair value of trademarks was determined by calculating their value-in-use with the "Relief from Royalty" method; the assets will be fully amortized by July 2032.
No impairment tests have been performed for trademarks with definite useful life as there were no impairment indicators identified.
Customer Relationships
As part of business combinations in the financial years ended March 31, 2012, 2016, and 2023 new intangibles were identified and collectively defined as customer relationship contracts. The customer relationships have been split across the operating segments as follows:

(EUR thousand)	As of March 31
Customer relationships	2023	2022	PPA initial valuation
TFSS	—	10,562	610,789
AVPS	—	2,112	44,256
RTS	4,373	—	4,466
Total	4,373	12,674	659,511
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
ShipUp customer relationships contain different types of customers, categorized based on revenue and footprint or services offered. The expected economic life for the customer relationship contracts is 20 years, and these will be fully amortized by October 2042.
Other intangible assets
Other intangibles include licenses acquired and software purchased from external parties.
Software
Software consists of IT software internally developed for TFSS and AVPS businesses, the platform software that has been acquired in respect of the Currency Select acquisition in the financial year ended March 31, 2016 with an initial fair value of EUR17.9 million and RTS software, that has been acquired in respect of the ZigZag, Yocuda, and ShipUp acquisitions, with an initial fair value of EUR5.2 million, EUR1.2 million, and EUR2.7 million respectively. All three platforms are being amortized over a 5-year period.
For the financial year ended March 31, 2023 total software development expenditure capitalized amounted to EUR25.7 million (EUR17.1 million for the financial year ended March 31, 2022) out of the total development costs incurred of EUR51.2 million (EUR43.7 million for the financial year ended March 31, 2022).

NOTE 16    Other non-current financial assets

(EUR thousand)	For the financial year ended March 31
Other non-current financial assets	2023	2022
Opening balance as of April 1	13,313	13,123
Additions	4,149	3,759
Reclassifications	(3,305)	(688)
Share of joint venture losses on loan receivable	—	(562)
Impairment charge/reversal	130	(2,390)
Exchange differences	(80)	71
Closing balance as of March 31	14,207	13,313

As of March 31, 2023, EUR2.4 million (EUR2.6 million as of March 31, 2022) of the other non-current assets is related to a receivable from an insurance company related to a pension plan in Sweden. This receivable is remeasured at fair value, and does not meet the definition of a pension plan asset.
The EUR2.4 million impairment charge within operating expenses in the income statement for the financial year ended March 31, 2022 was with respect to long-term receivables from Cash Paris Tax Refund.
Furthermore, a major amount of the other non-current assets is related to rental agreements on different facilities and deposits paid. The fair value of other non-current receivables does not differ significantly from their book value.

NOTE 17    Financial instruments by category
The table below details the financial instruments as of March 31, 2023:

As of March 31, 2023
(EUR thousand)
Assets as per statement of financial position	At amortized cost	At FVPL	At FVOCI	Total
Other investments	—	—	7,051	7,051
Other non-current financial assets	11,807	2,400	—	14,207
Trade receivables	191,469	—	—	191,469
Other current receivables(1)	16,256	107	—	16,363
Cash and cash equivalents	240,546	—	—	240,546
Balance as of March 31, 2023	460,078	2,507	7,051	469,636
(1) excluding other non-financial receivables

As of March 31, 2023
(EUR thousand)
Liabilities as per statement of financial position	At amortized cost	At FVPL	At FVOCI	Total
Loans and borrowings	788,836	—	—	788,836
Other non-current financial liabilities	15,215	3,596	—	18,811
Other current financial liabilities	6,984	12,243		19,227
Trade payables	209,106	—	—	209,106
Other current liabilities(1)	19,985	—	—	19,985
Accrued liabilities(1)	48,444	—	—	48,444
Balance as of March 31, 2023	1,088,570	15,839	—	1,104,409
(1) excluding other non-financial liabilities

The table below details the financial instruments as of March 31, 2022:

As of March 31, 2022
(EUR thousand)
Assets as per statement of financial position	At amortized cost	At FVPL	At FVOCI	Total
Other investments	—	—	3,881	3,881
Other non-current financial assets	13,313	—	—	13,313
Trade receivables	100,469	—	—	100,469
Other current receivables(1)	14,050	—	—	14,050
Cash and cash equivalents	51,083	—	—	51,083
Balance as of March 31, 2022	178,915	—	3,881	182,796
(1) excluding other non-financial receivables

As of March 31, 2022
(EUR thousand)
Liabilities as per statement of financial position	At amortized cost	At FVPL	At FVOCI	Total
Loans and borrowings	723,230	—	—	723,230
Other non-current financial liabilities	14,286	15,419	—	29,705
Trade payables	166,103	—	—	166,103
Other current financial liabilities	10,538	12,051	—	22,589
Other current liabilities (1)	15,428	356	—	15,784
Accrued liabilities (1)	28,497	—	—	28,497
Balance as at March 31, 2022	958,082	27,826	—	985,908
(1) excluding other non-financial liabilities

NOTE 18    Trade receivables
The tables below detail the trade receivables balances as of March 31, 2023 and March 31, 2022:

As of March 31, 2023
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	151,790	38,065	3,676	193,531
Less: Loss allowance	(1,889)	—	(173)	(2,062)
Total	149,901	38,065	3,503	191,469

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	122,895	30,949	1,434	155,278
Trade receivables overdue:
Up to 3 months	23,379	7,113	1,086	31,578
3 months - 6 months	958	—	537	1,495
More than 6 months	2,669	3	446	3,118
Total	149,901	38,065	3,503	191,469

As of March 31, 2022
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	73,969	24,815	3,406	102,190
Less: Loss allowance	(1,864)	—	(264)	(2,128)
Total	72,105	24,815	3,142	100,062

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	61,878	24,532	1,559	87,969
Trade receivables overdue:
Up to 3 months	8,889	274	1,503	10,666
3 months - 6 months	744	—	39	783
More than 6 months	594	9	41	644
Total	72,105	24,815	3,142	100,062
Trade receivables overdue relate to a number of independent customers for whom there is no recent history of defaults.
The fair value of trade receivables approximates the carrying amount, net of the expected credit losses.
The table below details the movements of the expected credit losses of trade receivables:

(EUR thousand)	For the financial year ended March 31
Movements of the expected credit losses of trade receivables	2023	2022
Opening balance at April 1	(2,128)	(4,117)
Income statement charge for the year	(614)	(515)
Write-offs	142	860
Reversal of unused amounts	510	1,563
Exchange differences	28	81
Closing balance at March 31	(2,062)	(2,128)
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

NOTE 19    Other current receivables

(EUR thousand)	As of March 31
Other current receivables	2023	2022
Input VAT	11,434	9,541
DCC receivables	10,327	7,763
Advances and deposits	3,903	3,482
Withholding taxes	3,064	2,247
Government grants	1,260	1,726
Derivative financial instruments	107	—
Others	1,274	1,075
Total	31,369	25,834
DCC receivables include acquirer settlements (financial institutions that process credit or debit card payments on behalf of a merchant) for which cash was not yet received at year end.
Government grants both as of March 31, 2023, and March 31, 2022 mostly comprise of COVID-19 relief measures.

NOTE 20    Prepaid expenses

(EUR thousand)	As of March 31
Prepaid expenses	2023	2022
Insurance costs	894	422
Office and IT-related expenses	2,691	3,803
Contracts with customers	949	733
Other prepaid expenses	1,052	678
Total	5,586	5,636

NOTE 21    Cash and cash equivalents
Cash and cash equivalents consist of cash and bank accounts and are payable on demand. The bank accounts earn interest at various rates which differ by account. The deposits consist of highly liquid money market instruments, with withdrawal periods of no more than 3 months.

(EUR thousand)	As of March 31
Cash and cash equivalents	2023	2022
Deposits	112,015	2,831
Cash and bank balances	128,531	48,252
Total	240,546	51,083
The fair value of cash and cash equivalents approximates its carrying value due to its short term nature.
Please refer to Note 25 related to the pledge of cash on hand.

NOTE 22    Issued capital and reserves
Number of shares authorized and issued

	For the financial year ended March 31
	2023				2022			2021
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares	Total
Opening balance at April 1	192,534,962	17,788,512	—	210,323,474	187,534,962	23,717,989	211,252,951	40,000,000	—	40,000,000
Effects of the capital reorganization on Aug 28, 2020	—	—	—	—	—	—	—	127,824,796	23,717,989	151,542,785
Issuance of share capital Global Blue Group Holding A.G.	8,587,786	—	21,176,470	29,764,256	—	—	—	19,596,142	—	19,596,142
Conversion of preference shares into ordinary shares	—	—	—	—	—	—	—	—	(5,929,477)	(5,929,477)
Assign the preference shares to ListCo.	—	—	—	—	—	—	—	—	5,929,477	5,929,477
Exercises of warrants	—	—	—	—	—	—	—	114,024	—	114,024
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	—	104,135	5,000,000	—	5,000,000	—	—	—
Cancellation of preference shares by Global Blue Group Holding A.G.	—	(104,135)	—	(104,135)	—	(5,929,477)	(5,929,477)	—	—	—
Closing balance at March 31	201,226,883	17,684,377	21,176,470	240,087,730	192,534,962	17,788,512	210,323,474	187,534,962	23,717,989	211,252,951
During the financial year ended March 31, 2023, 8,587,786 ordinary shares and 21,176,470 series B preference shares, convertible into ordinary shares, were issued in the parent company based on the investment agreement with CK Opportunities Fund I, LP, (“Certares”). Certares subscribed for and received the aforementioned issued shares for the amount of EUR215.2 million (USD225.0 million). The transaction costs and stamp duties amounting to EUR4.9 million were deducted from other reserves in equity.
During the financial year ended March 31, 2023, 104,135 ordinary shares were issued in the parent company and held in the custody of Global Blue Group II GmbH; and 104,135 series A preference shares were cancelled in the parent company and the reduction amount was allocated to the share premium.
During the financial year ended March 31, 2022, 5,000,000 ordinary shares were issued in the parent company and held as treasury shares by Global Blue Group II GmbH solely to be issued to management in connection with the approved Management Incentive Plans; and 5,929,477 series A preference shares were cancelled in the parent company and the reduction amount was allocated to the share premium.
During the financial year ended March 31, 2021, 127,824,796 ordinary, and 23,717,989 series A preference shares were issued in connection with the capital reorganization that took place on August 28, 2020, and the Company issued 5,929,477 ordinary shares to existing investors in exchange for held preference shares; these shares were held by the Company with the intention to cancel at the next General Meeting.
During the financial year ended March 31, 2021, 7,000,000 ordinary shares were issued in the parent company, while 6,666,665 ordinary shares were issued to buy ZigZag Global.
During the financial year ended March 31, 2021, 114,024 public warrants were exercised at a 1:1 equivalent to ordinary shares.

Treasury shares

For the financial year ended March 31, 2023

Treasury shares	Number of shares				Value (EUR thousand)
	Ordinary shares	Preference shares A	Preference shares B	Total	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of April 1, 2022	12,995,018	104,371	—	13,099,389	(9,297)	(882)	—	(10,179)
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	—	104,135	(1)	—	—	(1)
Vested RSA shares	(538,044)	—	—	(538,044)	5	—	—	5
Allocation of treasury shares to shareholders by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.)	(1,189,977)	—	—	(1,189,977)	9,179	—	—	9,179
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	(104,135)	—	(104,135)	—	879	—	879
Acquisition of treasury shares	4	—	—	4	—	—	—	—
Closing balance as of March 31, 2023	11,371,136	236	—	11,371,372	(114)	(3)	—	(117)
During the financial year ended March 31, 2023, 104,135 ordinary shares were issued in the parent company and held initially in the custody of Global Blue Group II GmbH; and 538,044 ordinary shares were vested and transferred to the employees under the Company’s Restricted Share Award program. The shares were transferred out of the treasury shares held in custody of Global Blue Group II GmbH.
During the financial year ended March 31, 2023 1,189,977 ordinary shares were allocated by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) to other employees, ex-employees and members of management; and 104,135 preference A shares were cancelled in the parent company and the reduction amount was allocated to the general reserve.

For the financial year ended March 31, 2022

Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
Acquisition of treasury shares as at Conversion of shares	34,711	(34,711)	—	(366)	366	—
Acquisition of treasury shares (September 2021)	5,000,000	—	5,000,000	(46)	—	(46)
Acquisition of treasury shares (January 2022)	1,217	236	1,453	(9)	(2)	(11)
Vested RSA shares March 2022	(92,479)	—	(92,479)	1	—	1
Closing balance as of March 31, 2022	12,995,018	104,371	13,099,389	(9,297)	(882)	(10,179)
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

For the financial year ended March 31, 2021

Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2020	—	—	—	—	—	—
Acquisition of treasury shares	1,051,569	138,846	1,190,415	(8,812)	(1,246)	(10,058)
Acquisition of treasury shares post-merger with FPAC	7,000,000	—	7,000,000	(65)	—	(65)
Closing balance as of March 31, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
During the financial year ended March 31, 2021, 1,190,415 ordinary and preference treasury shares were acquired in connection with the capital reorganization that took place on August 28, 2020.
During the financial year ended March 31, 2021, 7,000,000 ordinary shares were held as treasury shares by Global Blue Group II GmbH solely to be issued to management in connection with the approved Management Incentive Plans.

NOTE 23    Non-controlling interests
Non-controlling interests represent the participating interests of third parties in the Group's equity and are comprised of the following Group entities:

(EUR thousand)	As of March 31
Non-controlling interests	2023	2022	2021
Global Blue TFS Japan Co Ltd	4,555	3,180	3,969
Global Blue Lebanon SAL	107	299	472
Global Blue Touristik Hizmetler A.Ş.	1,302	713	1,234
Global Blue Russia AO	—	1,153	581
Global Blue Russia Holdings B.V.	—	349	320
Global Blue Cross Border SA	—	—	203
Global Blue Pazarlama Destek ve Teknoloji Hizmetleri A.S	6	38	—
Total Non-controlling interests	5,970	5,732	6,779
Summarized financial information on subsidiaries with material non-controlling interest
Set out below is the summarized financial information for each subsidiary that has a non-controlling interest that is deemed material for the Group.

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.		Global Blue Turistik Hizmetler A.Ş.
	As of March 31
	2023	2022	2023	2022
Current
Assets	16,327	4,102	5,493	4,724
Liabilities	17,976	10,331	4,221	4,174
Total current net assets / (liabilities)	(1,649)	(6,229)	1,272	550
Non- current
Assets	10,951	12,712	1,329	1,150
Liabilities	13	—	600	592
Total non-current net assets / (liabilities)	10,938	12,712	729	558
Net assets	9,289	6,483	2,001	1,108

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.			Global Blue Turistik Hizmetler A.Ş.
	For the financial year ended March 31
	2023	2022	2021	2023	2022	2021
Revenue	10,076	3,384	3,084	5,351	3,452	1,326
Profit / (loss) for the year from continuing operations	3,249	(1,320)	(1,140)	3,093	2,067	267

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.			Global Blue Turistik Hizmetler A.Ş.
	For the financial year ended March 31
	2023	2022	2021	2023	2022	2021
Net increase / (decrease) in cash and cash equivalents	7,954	(23)	(7,851)	420	721	(1,034)

NOTE 24    Share-based payment transactions

Share Based payments and Non-convertible Equity Certificates settled with IPO
Management Equity Plan
March 31, 2021
As of August 28, 2020, as part of the Group capital reorganization and merger with FPAC, the Management Equity Plan (MEP) ceased to exist. The movement in the share-based payment liability during the period is reflected below:

(EUR thousand)	For the financial year ended March 31, 2021
Opening balance	7,396
Valuation up to August 27	974
SBP value as of August 27	8,370
Expense recognized in the profit and loss upon capital reorganization	58,744
SBP value as of August 28	67,114
Cash settlements upon reorganization	(29,333)
Conversion upon reorganization of remaining SBP liability to equity at FV	(37,781)
Closing balance	—
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
The movement in the NC-PECs liability is reflected below:

(EUR thousand)	For the financial year ended March 31, 2021
Nominal value including accrued interest on NC-PECs issued at the beginning of the year	1,920
Mark-to-market fair value charge	(138)
Accrued interests on NC-PECs	79
Transfer to equity	(1,861)
Reclassifications	—
Total value of NC-PECs direct investment	—
Value at the beginning of the year	2,971
Accrued interest	120
Derecognition of residual amount to profit and loss	(101)
Transfer to equity	(2,990)
Reclassifications	—
Interest bearing obligations towards senior management of Global Blue Group	—
Total value of NC-PECs including accrued interest	—

(Thousand of units)	For the financial year ended March 31, 2021
NC-PECs issued at the beginning of the year	927
Issuance of NC-PECs	—
Transfer of NC-PECs to equity	(927)
Number of NC-PECs issued	—

Share-based payment plans in place
As part of Global Blue’s Management Incentive Plan (“MIP”) the board issued a series of equity grants in the form of Global Blue share options (SOP) and Global Blue restricted shares (RSA).
Participation in these plans is at the board’s discretion and subject to the consent of the individual receiving the grant.
Equity settled share options - SOP
Holders of share options once vested are granted the right to purchase the Company’s shares at the exercise price.
On June 25, 2019, 0.5 million share options with an exercise price of USD10.59, were granted to employees of the Group, 50 percent with the vesting date June 24, 2022 and 50 percent with the vesting date June 24, 2024 (“SOP 2019”).
On October 23, 2020, a total of 8 million share options were granted to employees of the Group with four tranches of options vesting on four respective vesting dates (“SOP 2020”), whereas within each of the four tranches, there are further four tranches of options with four different exercise prices, as below:

	Vesting date				Total
Share options granted (thousands)	05/03/2022	05/09/2022	05/09/2023	05/09/2024
US$8.50	971	324	647	647	2,589
US$10.50	822	274	548	548	2,192
US$12.50	673	224	448	448	1,793
US$14.50	523	175	349	349	1,396
Total	2,989	997	1,992	1,992	7,970
On September 14, 2022, the Nomination and Compensation Committee of the Board of Directors (the “NCC”) approved the second amendment of the CEO’s employment agreement dated August 31, 2020, as amended on February 24, 2022, making certain amendments to the CEO’s share-based compensation (“SOP 2020 MOD”).
The strike price of the existing SOP grants has been adjusted as set forth below, while all the other terms of the SOP 2020 and SOP 2019 remained unaffected.

SOP 2020 MOD - Number of shares (thousand)
Original Option Strike Price		New Option Strike Price		Vesting date				Total
				15/02/2022	15/08/2022	15/08/2023	15/08/2024
US$	8.50	US$	6.42	335	112	223	223	893
US$	10.50	US$	8.42	284	95	189	189	757
US$	12.50	US$	10.42	232	77	155	155	619
US$	14.50	US$	12.42	180	60	120	120	480
Total				1,031	344	687	687	2,749
The above amendment of the terms of SOP plans have been considered as replacing the previous ones and therefore the modification accounting under IFRS 2 has been applied. The incremental fair value of the modified SOPs granted and vested concurrently has been recognized as an expense at the date of modification.
The incremental fair value of the modified SOP amounts to EUR0.9 million, out of which EUR0.7 million has been recognized as expense in the financial year ended March 31, 2023 and EUR0.2 million will be recognized as expense in future periods.
The fair value of the SOP, and modified SOP plans was calculated using a binomial option pricing model.

As mentioned in Note 3, in the financial year ended March 31, 2023, the Group identified an error with respect to the valuation at grant date of its SOP plans related to the underlying mechanics of the model as well as the calculation of the expected volatility assumption. The revised model inputs and fair values at grant date are:

	SOP 2019
Vesting date	24/6/2022	23/6/2024
Share price at grant date (USD)	10.59	10.59
Exercise price (USD)	10.59	10.59
Expected volatility	25.00%	25.00%
Risk free interest rate	1.91%	1.91%
Fair value at grant date (USD)	1.59	1.59

	SOP 2020
Vesting date	5/3/2022	5/9/2022	5/9/2023	5/9/2024
Share price at grant date (USD)	8.64	8.64	8.64	8.64
Expected volatility	21.50%	21.50%	21.50%	21.50%
Risk free interest rate	0.50%	0.50%	0.50%	0.50%

Exercise price (USD)	8.50	8.50	8.50	8.50
Fair value at grant date (USD)	1.54	1.54	1.52	1.49

Exercise price (USD)	10.50	10.50	10.50	10.50
Fair value at grant date (USD)	0.96	0.96	0.96	0.95

Exercise price (USD)	12.50	12.50	12.50	12.50
Fair value at grant date (USD)	0.61	0.61	0.61	0.61

Exercise price (USD)	14.50	14.50	14.50	14.50
Fair value at grant date (USD)	0.39	0.39	0.39	0.39

	SOP 2020 MOD
Vesting date	5/3/2022	5/9/2022	5/9/2023	5/9/2024
Share price at grant date (USD)	8.64	8.64	8.64	8.64
Expected volatility	21.50%	21.50%	21.50%	21.50%
Risk free interest rate	0.50%	0.50%	0.50%	0.50%

Exercise price (USD)	6.42	6.42	6.42	6.42
Fair value at grant date (USD)	2.52	2.50	2.45	2.37

Exercise price (USD)	8.42	8.42	8.42	8.42
Fair value at grant date (USD)	1.57	1.57	1.55	1.52

Exercise price (USD)	10.42	10.42	10.42	10.42
Fair value at grant date (USD)	0.98	0.98	0.97	0.96

Exercise price (USD)	12.42	12.42	12.42	12.42
Fair value at grant date (USD)	0.62	0.62	0.62	0.62
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

Reconciliation of the outstanding SOPs
The following table shows the SOPs granted and outstanding at the beginning and end of the reporting periods:

	For the financial year ended March 31
	2023		2022		2021
	Average exercise price per share option (USD)	Number of options (thousands)	Average exercise price per share option (USD)	Number of options (thousands)	Average exercise price per share option (USD)	Number of options (thousands)
As of April 1	11.42	7,980	11.40	8,457	—	—
Granted during the year	—	—	—	—	11.40	8,457
Forfeited during the year	11.50	(28)	10.98	(477)	—	—
As of March 31	11.42	7,952	11.42	7,980	11.40	8,457
Vested and exercisable of March 31	11.42	4,072	11.01	2,925	—	—
No options expired during the periods presented above.
Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Share options outstanding (thousands)			For the financial year ended March 31
Grant date	Expiry date	Exercise price (USD)	2023	2022	2021
June 25, 2019	June 23, 2027	10.59	461	461	487
October 23, 2020	August 15, 2026	8.50	1,540	2,443	2,589
October 23, 2020	August 15, 2026	10.50	1,304	2,068	2,192
October 23, 2020	August 15, 2026	12.50	1,067	1,692	1,793
October 23, 2020	August 15, 2026	14.50	830	1,316	1,396
October 23, 2020	August 15, 2026	6.42	894	—	—
October 23, 2020	August 15, 2026	8.42	756	—	—
October 23, 2020	August 15, 2026	10.42	619	—	—
October 23, 2020	August 15, 2026	12.42	481	—	—
Total			7,952	7,980	8,457
Weighted average remaining contractual life of options outstanding at the end of the period			3.4 years	4.4 years	5.4 years
Equity settled restricted share grants - RSA
Under these plans, participants are granted Company’s ordinary shares if they remain in the employment of the Group, and certain market and non-market conditions are met:
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

RSA 2022
On September 14, 2022, under the MIP, Global Blue granted 250,000 RSAs to the CEO and 514,000 RSAs to other employees.
Under this plan, participants are granted Company’s ordinary shares if they remain in the employment of the Company, and certain market and non-market conditions are met.
As for the vesting period, 50% RSAs granted to the CEO vest on August 28, 2023 and 50% on August 28, 2024, while 25% of the RSAs granted to other employees vest on August 28, 2023, 25% on August 28, 2024, 25% on August 28, 2025 and 25% on August 28, 2026.
RSA Modification
As mentioned above, on September 14, 2022, the NCC approved the 2nd amendment of the CEO’s employment agreement, making certain amendments to the CEO’s RSA share-based compensation, as follows.
Additional 198,219 RSA shares were granted to the CEO, out of which 65,915 were granted and vested at the same time, and 132,304 will vest in the future. All the other terms of the RSA remained unaffected.
The share price at the date of the modification of USD4.83 has been considered in the valuation of the modified RSA plans, and the fair value has been calculated using the same models and principles as used in the original plans.

RSA MOD - Number of shares
RSA plan	Vested at grant date			To vest in the future			Total
	Unconditional	Conditional	Total	Unconditional	Conditional	Total
RSA 2020 MOD	13,379	—	13,379	13,380	13,378	26,758	40,137
RSA 2021 MOD	7,132	3,566	10,698	21,396	21,393	42,789	53,487
RSAe 2021 MOD	41,838	—	41,838	62,757	—	62,757	104,595
Total	62,349	3,566	65,915	97,533	34,771	132,304	198,219
The incremental fair value of the modified RSA amounts to EUR0.7 million, out of which EUR0.5 million has been recognized as expense in the financial year ended March 31, 2023 and EUR0.2 million will be recognized as expense in future periods.
Reconciliation of the outstanding RSA shares
The following table shows the RSAs granted and outstanding at the beginning and end of the reporting period:

Number of shares (thousands)	For the financial year ended March 31
	2023	2022	2021
As of April 1	1,675	475	—
Granted during the year	962	1,426	475
Vested during the year	(539)	(92)	—
Forfeited during the year	(92)	(134)	—
As of March 31	2,006	1,675	475
Weighted average fair value (USD)	5.18	6.62	8.65
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

	RSA 2020 NED			RSA 2020				RSA 2020 MOD
Grant date	23/10/2020	23/10/2020	23/10/2020	23/10/2020	23/10/2020	23/10/2020	23/10/2020	14/9/2022	14/9/2022
Vesting date	5/3/2022	5/9/2022	5/9/2023	5/3/2022	5/9/2022	5/9/2023	5/9/2024	5/9/2023	5/9/2024
Share price at grant date (USD)	8.64	8.64	8.64	8.64	8.64	8.64	8.64	4.83	4.83
Risk free interest rate	0.14%	0.17%	0.22%	0.14%	0.17%	0.23%	0.31%	4.21%	4.22%
Fair value per share (USD)	8.62	8.61	8.58	6.91	6.90	6.88	6.84	3.64	3.49

	RSA 2021				RSA 2021 MOD				RSA 2021e
Grant date	12/10/2021	12/10/2021	12/10/2021	12/10/2021	14/9/2022	14/9/2022	14/9/2022	14/9/2022	12/10/2021	12/10/2021
Vesting date	5/9/2022	5/9/2023	5/9/2024	5/9/2025	14/9/2022	5/9/2023	5/9/2024	5/9/2025	5/9/2022	5/9/2023
Share price at grant date (USD)	6.60	6.60	6.60	6.60	4.83	4.83	4.83	4.83	6.60	6.60
Risk free interest rate	0.10%	0.21%	0.40%	0.62%	0.10%	0.21%	0.40%	0.62%	0.10%	0.21%
Fair value per share (USD)	5.41	5.39	5.35	5.28	4.95	3.98	3.83	3.73	6.59	6.57

	RSA 2021e MOD		RSA 2022
Grant date	14/9/2022	14/9/2022	14/9/2022	14/9/2022	14/9/2022	14/9/2022
Vesting date	14/9/2022	5/9/2023	28/8/2023	28/8/2024	28/8/2025	28/8/2026
Share price at grant date (USD)	4.83	4.83	4.83	4.83	4.83	4.83
Risk free interest rate	4.24%	4.24%	4.23%	4.21%	4.03%	3.90%
Fair value per share (USD)	6.59	4.63	3.70	3.55	3.42	3.30
Expenses amounting to EUR7.6 million (EUR6.4 million for the financial year ended March 31, 2022, EUR2.3 million for the financial year ended March 31, 2021) related to the above-mentioned SOP and RSA plans, were recorded during the period with a corresponding increase in equity; all of these plans are equity-settled in accordance with IFRS 2.
ShipUp - Cash-settled Shared-Based payment transactions
As part of the ShipUp acquisition, detailed in Note 35, Global Blue and the minority shareholders entered into a put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the 452 million shares currently held by the minority shareholders. For the portion of the repurchase obligation that is not contingent on future employee services, the Group measured the related put option liability, on acquisition, at the present value of the redemption amount, at zero.
For the portion of the repurchase obligation that is contingent on future employee services, the Group assessed the transaction to be a cash-settled share-based payment arrangement in accordance with IFRS 2, as the put option value is discounted by a percentage that, in case the minority shareholders continue to provide service as employees, decreases at each vesting date up to zero on December 31, 2026.
The award entitlement is earned by the minority shareholders through their remaining involvement in ShipUp as managers until April 2027. Under this plan, participants are entitled to exercise the put option up to 50% of their current shares after December 31, 2024, up to 75% after December 31, 2025 and up to 100% after December 31, 2026 and therefore such dates were considered vesting dates.

Number of shares (million)	For the financial year ended March 31, 2023
As of April 1	—
Granted during the year	452
Vested during the year	—
Forfeited during the year	—
As of March 31	452
Weighted average fair value (EUR)	0.13
Weighted average remaining contractual life of options outstanding at the end of the period (years)	2.5
The fair value is calculated based on the estimated share price as at each vesting date, which is based on the estimated equity value of ShipUp calculated as a multiple of forecasted revenue minus net debt, in accordance with the model included in the agreement between minority shareholders and Global Blue. The model inputs were the business plan for ShipUp, and the discount rate as stipulated in the table below. No dividend payments were considered in the fair value.

Grant date	31/10/2022	31/10/2022	31/10/2022
Vesting date	31/12/2024	31/12/2025	31/12/2026
Number of shares (million)	226.0	113.0	113.0
Expected volatility	9.7%	9.7%	9.7%
Discount rate	14.3%	14.3%	14.3%
Fair value per option as of March 31, 2023 (EUR)	0.03	0.12	0.33
Expenses amounting to EUR2.1 million related to the above-mentioned plan, were recorded during the financial year ended March 31, 2023 with a corresponding recognition of the long term liability.
In addition of the above plan, on October 31, 2022, 58 million share options were granted to minority shareholders of the ShipUp Holding Sas; the Group assessed the transaction to be a cash-settled share-based payment arrangement in accordance with IFRS 2, and expenses amounting to EUR0.3 million related to the above-mentioned plan, were recorded during the financial year ended March 31, 2023.

NOTE 25    Loans and borrowings

(EUR thousand)		As of March 31
Interest-bearing loans and borrowings from credit institutions	Note	2023	2022
Non-current financing - Senior debt facility		630,000	630,000
Capitalized financing fees		(4,704)	(6,446)
Revolving Credit Facility (RCF)		99,000	99,000
Supplemental Liquidity Facility (SLF)		61,324	—
Other bank loans		3,216	—
Bank overdraft		—	676
Total	17	788,836	723,230
Current portion		61,945	676
Non-current portion		726,891	722,554
Total	17	788,836	723,230

The fair values are not materially different to their principal amounts, since the interest payable of the Senior debt facility, the RCF and the other bank loans approximates the current market rates, while the SLF and bank overdraft are of a short-term nature.
On August 28, 2020, the group entered into a new Senior Facilities Agreement ("SFA") with a maturity date of August 28, 2025. The SFA comprises of a term loan of EUR630.0 million, fully drawn since inception and a Revolving Credit Facility (“RCF”) of EUR100.0 million which was drawn in cash for EUR99.0 millions.
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
On December 16, 2020, based on the Total Net Leverage on September 30, 2020, the applicable interest conditions (margin included) on the term loan and the RCF moved to 2.75% and 2.50% (2.00% and 1.75% as of August 28, 2020) respectively reflecting the change in credit risk. No change in these interest conditions has occurred since that date and as of March 31, 2023.
The financial covenant associated with the SFA is based on a predetermined Total Net Leverage level and is being tested semi-annually; under the SFA, on March 31, 2023 (the “Fourth Test Date”), the leverage ratio (being the ratio of total net debt to consolidated pro forma EBITDA1 of the Group) is required to be equal to or less than 4.75:1 (the “March 2023 Test”). No event of default will occur under the SFA if the Group has received sufficient proceeds from any equity contributions or subordinated debt which can be deemed to be applied to increasing the amount of
1 Defined as consolidated operating profit from ordinary activities before taxation adjusted for items such as any financing costs; amortization, depreciation, and impairment of assets; non-cash costs; exceptional items etc.

consolidated pro forma EBITDA of the Group (an “EBITDA Cure”) or decreasing total net debt of the Group for the purposes of calculating the leverage ratio for the relevant test period. On February 3, 2021, Global Blue obtained a covenant waiver from its lenders under the SFA. The waiver provides that the semi-annual total net leverage financial covenant under the Facilities Agreement shall not be tested on the first two test dates, which would have been September 30, 2021 and March 31, 2022 as originally envisaged by the Facilities Agreement. On October 4, 2021, the waiver period was extended; consequently, the first testing date of the total net leverage financial covenant was as of March 31, 2023, the aforementioned Fourth Test Date. Based on the financial projections and forecasted liquidity of the Group, together with receipt of proceeds of the equity and debt transactions, which have been applied as an EBITDA Cure, Global Blue confirms that it was in compliance with the March 2023 Test.
For the senior debt facility, EUR9.3 million debt costs were recognized related to the new SFA. Out of this amount, EUR1.7 million were amortized for the financial year ended March 31, 2023 (EUR1.8 million for the financial year ended March 31, 2022).
Security
First-ranking security has been provided in favor of the lenders under the new SFA; this security includes pledges on the assets of material subsidiaries of the Company at the time of the conclusion of the transaction to the extent legally permitted and operationally practical, and all debt being issued under the SFA ranks pari-passu.

(EUR thousand)		As of March 31
Security	Note	2023	2022
Pledge of shares of consolidated companies (net equity in subsidiaries)		148,137	163,029
Pledge of trade receivables, other current receivables, prepaid expenses and income tax receivable	18, 19, 20	46,321	48,617
Pledge of cash in hand	21	11,470	6,913
Supplemental Liquidity Facility (“SLF”)
In connection with the closing of the merger and listing, certain pre-transaction shareholders put in place a USD75.0 million (EUR70.1 million) SLF with a 2.75% fixed interest rate repayable in full the latest as of February 28, 2024. On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. As of March 31, 2023, USD10.0 million (EUR9.4 million) remains undrawn.
Other bank loans
With the acquisition that took place during the financial year ended March 31, 2023 the group acquired a number of bank loans whose total outstanding balance was EUR3.2 million as of March 31, 2023, of which EUR0.6 million of a short-term nature.
Bank overdrafts
Local credit facilities are available in certain jurisdictions and the facilities as per the end of the financial year are limited to EUR11.6 million (EUR8.4 million as of March 31, 2022). None of these local overdraft facilities were drawn as of March 31, 2023.
Revolving Credit Facility (“RCF”)
The total drawings under the RCF as of March 31, 2023 were EUR99.1 million (EUR99.1 million as of March 31, 2022), consisting of EUR99.0 million of cash drawings, and EUR0.1 million (EUR0.1 million March 31, 2022) of non-cash guarantees issued for commercial and financial reasons. This leaves the Group with EUR0.9 million

(EUR0.9 million March 31, 2022) undrawn capacity. The RCF capacity does not qualify as cash and cash equivalents, and under the SFA, Global Blue is permitted to maintain the current level of cash drawings from the RCF until the maturity date of the facility, being August 28, 2025; as of March 31, 2023 Global Blue does not intend to repay the cash drawings under the RCF within the next 12 months.

NOTE 26    Other non-current financial liabilities

(EUR thousand)		As of March 31
Other non-current financial liabilities	Note	2023	2022
Put options related to acquisitions		3,596	15,419
Liabilities related to share-based payment transactions	24	2,373	—
Lease liabilities non-current	13	10,243	11,319
Other non-current liabilities	16	2,599	2,967
Total		18,811	29,705
The other non-current liabilities relate to a pension liability plan in Sweden and the corresponding revaluation. For further details please refer to Note 16.
Put options related to acquisitions

(EUR thousand)		For the financial year ended March 31
Put options related to acquisitions	Note	2023	2022
Opening balance as of April 1		15,419	7,423
Acquisition of subsidiaries		—	6,792
Changes in fair value recognized in income statement		(10,472)	1,925
Derecognition of options		—	(895)
Exchange differences		(557)	174
Closing balance as of March 31		4,390	15,419
Non-current portion		3,596	15,419
Current portion	40	794	—
As of March 31, 2023 the put options comprise of EUR1.8 million and EUR2.6 million related to the acquisitions of ZigZag and Yocuda respectively.
The fair value of the put options was derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. The main driver for the valuation of the put options in both cases is the underlying business plan. The top and bottom 5% of extreme values have been excluded from the calculations.

NOTE 27    Deferred income tax assets and liabilities

(EUR thousand)	For the financial year ended March 31
Net movement of deferred tax assets/(liabilities)	2023	2022
Opening balance as of April 1	26,398	11,010
Acquisition of subsidiaries	(1,834)	(309)
Disposal of subsidiaries	(128)	—
Recognized in income statement	3,846	16,174
Recognized in other comprehensive income	(95)	(570)
Exchange differences	(1,040)	93
Closing balance as of March 31	27,147	26,398
The amounts of deferred tax recognized in the consolidated statement of financial position comprise the following deferred tax assets / (liabilities):

(EUR thousand)	As of March 31
	2023		2022
Deferred tax balances	Assets	Liabilities	Assets	Liabilities
Balances with movements recognized in income statement
Trade receivables	72	(18)	118	(57)
Property, plant and equipment	317	(819)	357	(1,843)
Intangible assets	272	(8,377)	414	(10,149)
Current liabilities	4,747	(14)	4,219	(217)
Loans and borrowings	911	—	1,667	—
Other items	786	(31)	956	(26)
Deferred tax on tax credits	1,569	—	1,711	—
Tax value of loss carry-forwards recognized	28,249	—	29,670	—

Balances with movements recognized in other comprehensive income
Retirement benefit obligations	—	(336)	—	(422)
Other investments at FVOCI	—	(181)	—	—

Offsetting	(2,113)	2,113	(3,072)	3,072
Total	34,810	(7,663)	36,040	(9,642)

(EUR thousand)	As of March 31
Deferred tax recoverability	2023	2022

Deferred tax assets to be recovered within 12 months	1,697	2,000
Deferred tax assets to be recovered after more than 12 months	33,113	34,040
Deferred tax assets	34,810	36,040

Deferred tax liabilities to be recovered within 12 months	(760)	(3,444)
Deferred tax liabilities to be recovered after more than 12 months	(6,903)	(6,198)
Deferred tax liabilities	(7,663)	(9,642)

Deferred tax assets include an amount of EUR25.8 million which relates to carried-forward tax losses of the Australian, German, Spanish, Swiss, Japanese and Italian subsidiaries, all of which, from a revenue and profit-generating perspective, are operating in key markets of the Group. These losses were incurred over the last three financial years due to the COVID-19 pandemic and the resulting travel restrictions, which caused a significant reduction in revenues. Based on the latest 5-year forecast, these entities are expected to generate sufficient taxable profits against which the incurred losses can be offset; therefore, the Group has concluded that the deferred tax assets will be recoverable. The losses can be carried forward indefinitely with the exception of Switzerland and Japan, where the losses are expected to expire after 7 years and 10 years respectively.
Out of the EUR458.2 million (EUR450.7 million as of March 31, 2022) total tax losses carried forward, for a portion of EUR164.0 million (EUR173.7 million as of March 31, 2022) a deferred tax asset has been recognized, while for a portion of EUR294.2 million (EUR277.0 million as of March 31, 2022) no deferred tax asset has been recognized as it is not probable that future taxable profits, which the Group can utilize the benefits from, will be available. The unused tax losses were mainly incurred in holding entities which are not likely to generate taxable income in the foreseeable future. A large part of the tax losses carried forward, for which no deferred tax has been recognized, either expires after 5 years or has no expiration date. An expiry date schedule is provided below:

(EUR thousand)	As of March 31
Deferred tax assets have not been recognized in respect of the following tax losses:	2023	2022
Expiry within 1 year	394	454
Expiry 1-2 years	292	715
Expiry 2-5 years	36	6,457
Expiry after 5 years	71,432	51,525
No expiration	222,056	217,799
Total	294,210	276,950

NOTE 28    Post-employment benefits
The Group offers its employees’ pension plans and other post-employment benefit plans. The specific features of these plans (benefit formulas, fund investment policy and fund assets held) vary depending on the applicable laws and regulations in each country where the employees work. The employee benefits are accounted for in accordance with the IAS 19.
Commitments regarding retirement pension and family pension for employees in Switzerland are secured externally through a defined benefit plan and accounted for accordingly. For employees in Austria, Korea, Italy, Turkey, Spain, Japan, Slovakia and France, the commitment relates to a severance benefit paid at retirement as governed by local law.
For employees in Australia, the commitment relates to a long service leave plan, as governed by local law.

(EUR thousand)	As of March 31
	2023	2022
Balance sheet obligations for:
Pension benefits liability	3,327	4,190
Long service leave	468	487
Total Balance sheet obligations	3,795	4,677

(EUR thousand)	For the financial year ended March 31
	2023	2022	2021
Income statement (credit) / charge for:
Pension benefits	1,588	1,398	1,106
Long service leave	21	(46)	199
Total Income statement charge	1,609	1,352	1,305
Other comprehensive income:
Remeasurements of post employment benefit obligations	(1,435)	(3,826)	(52)
The table below reconciles the net obligation in respect of the Group’s pension plans and other post-employment benefit plans with the amounts recognized in the consolidated financial statements.

(EUR thousand)	For the financial year ended March 31
Changes in the present value of defined benefit obligation	2023	2022
Defined benefit obligation as of April 1	13,363	17,149
Current service cost	1,088	2,152
Interest expense	182	73
Contributions by employees	492	1,807
Gain from change in demographic assumptions	—	(350)
Gain from change in financial assumptions	(1,593)	(2,342)
Experience (gain)/loss	131	(1,102)
Past service cost and gain and loss on settlements	519	(373)
Benefits paid	(1,002)	(4,377)
Settlements	—	(219)
Exchange differences	225	945
Defined benefit obligation as of March 31	13,405	13,363

(EUR thousand)	For the financial year ended March 31
Changes in the fair value of plan assets	2023	2022
Opening balance fair value of plan assets	9,173	10,130
Interest income	108	24
Return/(loss) on plan assets (excluding amounts included in net interest costs)	(27)	32
Contributions by employer	687	620
Contributions by employees	492	1,807
Benefits paid	(673)	(4,174)
Exchange differences	318	734
Closing balance fair value of plan assets	10,078	9,173

(EUR thousand)	For the financial year ended March 31
Amounts recognized in the income statement	2023	2022	2021
Current service cost	1,088	2,152	721
Interest cost	74	49	71
Past service cost	519	(373)	—
Effect of any curtailments/settlements (+/-)	—	(219)	23
Unrealized FX impact	(93)	(211)	291
Total net periodic cost	1,588	1,398	1,106
The expected charge to the income statement relating to post-employment plans for the financial year ending March 31, 2024 amounts to EUR1.2 (EUR1.0 for the financial year ended March 31, 2023).
Actuarial valuations of the Group’s benefit obligations were computed by the Group with assistance from external actuaries as of March 31, 2023 and as of March 31, 2022. These calculations were based on the following financial and demographic assumptions:

(%)
As of March 31, 2023
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate	3.50%	1.90%	3.50%	3.50%	4.70%	9.50%	0.80%	3.50%	3.50%
Inflation rate	—	1.25%	—	2.50%	—	—	—	—	—
Future salary increases	4.00%	1.50%	3.00%	—	3.00%	10.00%	3.50%	9.50%	2.50%
Future pension increases	—	—	—	—	—	—	—	—	—

(%)
As of March 31, 2022
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate	1.10%	1.10%	1.20%	1.00%	2.80%	22.50%	0.30%	1.40%	1.10%
Inflation rate	—	1.00%	—	1.50%	—	—	—	—	—
Future salary increases	3.00%	1.50%	2.00%	—	2.00%	19.00%	3.00%	8.40%	—
Future pension increases	—	—	—	—	—	—	—	—	—
Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory. Mortality assumptions for the Group´s most significant country, Switzerland, are based on the mortality table BVG 2020 GT as of financial years ended March 31, 2023 and 2022 for future and current retirees.

(Retirement age)
As of March 31, 2023
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Retirement age:

- Male	62	65	Individual	67	60	Individual	65	Individual	67
- Female	62	64	Individual	67	60	Individual	65	Individual	67

(Retirement age)
As of March 31, 2022
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Retirement age:
- Male	62	65	Individual	67	60	Individual	65	Individual	67
- Female	62	64	Individual	67	60	Individual	65	Individual	67

Maturity profile of the post-employment benefit plan	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Duration in years	10.52	15.94	14.19	8.86	11.16	13.94	7.72	22.66	10.83
Expected contributions as of March 31, 2023 in EUR thousands	—	682	—	—	—	—	—	—	—

Maturity profile of the post-employment benefit plan	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Duration in years	11.49	17.02	15.78	9.64	11.87	8.96	8.67	23.28	11.67
Expected contributions as of March 31, 2022 in EUR thousands	—	629	—	—	—	—	—	—	—
The table below shows the fair value of plan assets relating to the Group’s pension and other post-employment plans, split by asset category:

(EUR thousands)	As of March 31
	2023		2022
Plan assets are comprised as follows:	Value	%	Value	%
Equity instruments	3,578	35.5%	—	0.0%
Euroland bonds	3,182	31.6%	—	0.0%
Hold to maturity bonds	341	3.4%	—	0.0%
Property	2,290	22.7%	—	0.0%
Other assets	396	3.9%	—	0.0%
Alternative investments	291	2.9%	—	0.0%
Insurance contracts	—	0.0%	9,173	100%
Total	10,078	100%	9,173	100%
The pension plans in Switzerland are the only funded plans in the Group.

(EUR thousand)	As of March 31
Position of the post-employment benefit plan	2023	2022
Present value of defined benefit obligation	13,405	13,362
Fair value of plan assets	(10,078)	(9,172)
Deficit in the plan	3,327	4,190
Experience adjustments on defined benefit obligation	(131)	1,102
For the financial year ended March 31, 2023 the employer contributions to post-employment benefit plans amounted to EUR0.7 million (EUR0.6 million for the financial year ended March 31, 2022).
The tables below summarize the percentage change in the Net defined benefit obligation as of March 31, as a result of sensitizing each of the metrics (discount rate, salary growth rate, and actuarial basis (mortality)) on a country-level:

(%)
As of March 31, 2023
Sensitivity analysis	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate - decrease by 0.5%	+5.2%	+8.3%	+7.2%	+4.4%	+5.6%	+6.7%	+3.9%	+11.6%	+5.4%
Discount rate - increase by 0.5%	-4.9%	-7.3%	-6.6%	-4.1%	-5.1%	-6.1%	-3.7%	-10.3%	-5.1%
Salary growth rate - decrease by 0.5%	-4.9%	-0.4%	-6.6%	-4.0%	-5.1%	-6.0%	-3.6%	-9.8%	-5.1%
Salary growth rate - increase by 0.5%	+5.2%	+0.5%	+7.2%	+4.2%	+5.5%	+6.5%	+3.8%	+10.9%	+5.4%
Actuarial basis (mortality) (10.0)%	—	+0.9%	—	—	—	—	—	—	—
Actuarial basis (mortality) 10.0%	—	-1.0%	—	—	—	—	—	—	—

(%)
As of March 31, 2022
Sensitivity analysis	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate - decrease by 0.5%	+5.9%	+8.9%	+8.2%	+5.0%	+6.0%	+3.8%	+4.40	+12.20	+6.00
Discount rate - increase by 0.5%	-5.5%	-7.8%	-7.4%	-4.6%	-5.5%	-3.5%	-4.20	-10.80	-5.60
Salary growth rate - decrease by 0.5%	-5.4%	-0.9%	-7.4%	-4.4%	-5.5%	-3.6%	-4.10	-10.20	-5.60
Salary growth rate - increase by 0.5%	+5.7%	+0.9%	+8.1%	+4.7%	+5.9%	+3.8%	+4.30	+11.40	+6.00
Actuarial basis (mortality) (10.0)%	—	+1.1%	—	—	—	—	—	—	—
Actuarial basis (mortality) 10.0%	—	-1.1%	—	—	—	—	—	—	—
Risk exposure
Through its defined benefit pension plans and severance benefit plans, the group is exposed to a number of risks, the most significant of which are detailed below:
•Asset volatility: The plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if plan assets underperform this yield, this will create a deficit.
•Changes in bond yields: A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.
•Inflation risks: Some of the group’s obligations are linked to salary inflation, and higher inflation will lead to higher liabilities. The majority of the plans’ assets are either unaffected by or loosely correlated with (equities) inflation, meaning that an increase in inflation will also increase the deficit.

Commitments regarding retirement pension and family pension for employees in Sweden are secured through an insurance policy with Alecta. This is a defined benefit plan that includes several employers. The pension plan according to the supplementary pensions for salaried employees, ITP (industrins tilläggspension) which is secured by insurance policies with Alecta, is reported as a defined contribution plan. Please note that the related liabilities and assets amounting to EUR2.4 million as of March 31, 2023 (EUR2.6 million as of March 31, 2022) are presented under “Other non-current financial liabilities” (Note 26) and “Other non-current receivables” (Note 16), respectively.

NOTE 29    Provisions for other liabilities and charges, and contingent liabilities

(EUR thousand)	For the financial year ended March 31
Provisions	2023	2022
Opening balance at April 1	2,313	2,202
Acquisition of subsidiaries	—	9
Additional provisions	367	86
Utilizations	(27)	—
Unwinding of discount	33	33
Reversals	(6)	(9)
Exchange differences	(6)	(8)
Closing balance at March 31	2,674	2,313

Current	1,444	—
Non-current	1,230	2,313
Total Provisions	2,674	2,313
Provisions primarily relate to a legal claim in Portugal and to non-income tax risks in respect of social contributions in France; the latter is expected to be settled in the next 12 months. Provision charges are recognized within operating expenses and the unwinding of discount within finance costs in the income statement.
Litigation
The Group has not been involved in any legal or arbitration proceedings which may have or have had a significant effect on the Group's financial position during the last 12 months preceding the date of this document.
No contingent liabilities were identified by the Group.

NOTE 30    Trade payables

(EUR thousand)	As of March 31
Trade payables	2023	2022
Merchants	102,315	62,825
Tourists	84,942	86,660
Agents	6,751	3,370
Other trade payables	15,098	13,248
Total	209,106	166,103
Trade payables include merchant commissions, refunds to tourists, and acquiring fees to agents; other trade payables mainly comprise of the TFSS-related VAT refunds pending to be settled in France.
Due to the current nature of the payables, the carrying amount is a reasonable approximation of the fair value of the trade payables.

NOTE 31    Other current liabilities

(EUR thousand)	As of March 31
Other current liabilities	2023	2022
Accounts payable - Non trade	8,030	6,344
Input VAT, withholding tax and capital tax	8,013	4,238
Personnel taxes	6,853	8,299
AVPS liabilities	8,990	7,210
Other current liabilities	2,965	1,822
Total	34,851	27,913

NOTE 32    Accrued liabilities

(EUR thousand)	As of March 31
Accrued liabilities	2023	2022
Salaries and related items	28,248	20,166
Interest on external loans	12,674	1,750
Auditors, lawyers and consultants	4,379	5,482
Advertising and promotion	242	218
Rent	1,747	1,291
IT	3,082	1,405
Other accrued liabilities	4,267	2,766
Total	54,639	33,078
As of March 31, 2023 the main driver of the increase in the accrued salaries and related items balance is the increase of the number of employees to 1,783 from 1,412 as of March 31, 2022.

As of March 31, 2023 the accrued interest on external loans increased by EUR10.9 million due to the evolution of the EURIBOR and the increase in loans and borrowings balance; for further details please refer to Note 25.
As of March 31, 2023 and as of March 31, 2022 other accrued liabilities primarily include accruals for courier costs, customer contracts and various accounts payable invoices not yet received.

NOTE 33    Adjustments to cash from operating activities

(EUR thousand)	For the financial year ended March 31
Elimination of non-cash items	2023	2022	2021
Change in provisions	394	109	(22)
Change in the value of retirement benefit obligation	57	371	(976)
Changes in share-based payment transactions	9,671	6,413	2,336
Call option	—	359	—
Put options from business combinations	(11,030)	2,835	2,817
Impairment financial assets	2,469	2,390	—
Impairment tangible and intangible assets	247	444	1,676
Capital loss tangible and intangible assets	925	261	696
Change in fair value of warrant liability	(602)	(18,928)	10,856
ZigZag earn-out reversal	—	(9,500)	—
Acquisition of PPE under construction	212	(1,034)	—
Other	130	(669)	649
Total	2,473	(16,949)	18,032

NOTE 34    Cash flows from changes in working capital

(EUR thousand)	For the financial year ended March 31
	2023	2022	2021
Trade receivables	(92,896)	(70,374)	111,033
Other current receivables	(5,841)	4,350	3,450
Prepaid expenses	185	(225)	3,023
Increase / (Decrease) in operating receivables	(98,552)	(66,249)	117,506
Trade payables	44,883	19,950	(89,462)
Other current liabilities	5,277	4,088	(728)
Accrued liabilities	10,302	(4,046)	(6,579)
Increase / (Decrease) in operating payables	60,462	19,992	(96,769)
Cash flows from / (used in) working capital	(38,090)	(46,257)	20,737

NOTE 35    Business combinations
Acquisition during the year
On October 31, 2022, through its newly established subsidiary ShipUp Holding SAS, the Group acquired 100% of the share capital of ShipUp, a French-based company providing post-purchase engagement solutions for online purchases, for a total consideration of EUR34.9 million. The transaction accelerates Global Blue’s ambition to provide retailers with a leading ecosystem of post-purchase technologies. As part of the consideration, shares in ShipUp Holding SAS representing 25% of the latter’s share capital were issued to ShipUp’s former shareholders. The consideration also contains contingent consideration with an estimated fair value of zero at the date of acquisition and as of March 31, 2023.
As part of the acquisition, Global Blue and the minority shareholders entered into a put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares currently held by the minority shareholders. Given that the pricing formula of the options makes it virtually certain that the options will be exercised in the future, the Group has derecognized the non-controlling interest. For the portion of the repurchase obligation that is not contingent on future employee services, the Group measured the related put option liability, on acquisition, at the present value of the redemption amount, at zero. As of March 31, 2023, the value of that option is estimated to be unchanged. For the portion of the repurchase obligation that is contingent on future employee services, the Group assessed the transaction to be a cash-settled share-based payment arrangement and recognized EUR2.1 million as remuneration expense in the financial year ended March 31, 2023. As of the acquisition date, the total fair value of the future service cost is estimated to be EUR15.4 million (EUR16.3 million as of March 31, 2023). The award entitlement is earned by the minority shareholders through their remaining involvement in ShipUp as managers until April 2027; for further details on the share-based payment arrangement see Note 24.
ShipUp has been fully consolidated for the period from November 1, 2022 to March 31, 2023 and has, in this period, contributed revenues of EUR2.0 million and a net loss of EUR2.0 million. Had the business been acquired on April 1, 2022, consolidated revenue and consolidated loss for the financial year ended March 31, 2023 would have been EUR2.6 million and EUR1.9 million higher, respectively.
The goodwill acquired represents synergies arising from ShipUp’s inherent value of its workforce and its capacity to develop future customer relationships especially in the large accounts segment and the better absorption of fixed costs. The goodwill is not expected to be deductible for tax purposes.
The key intangible assets identifiable separately from goodwill as at the acquisition date are ShipUp’s technology and customer relationships with fair values of EUR2.7 million and EUR4.5 million respectively. The fair value of the technology has been calculated using the Relief-from-Royalty approach, whereby a royalty rate of 5%, a perpetual growth rate of 1.9% and a discount rate of 12.7% have been used. For the valuation of the customer relationships the excess earnings method was applied, whereby a discount rate of 12.7%, a CAC (contributory asset charges) of 3.5% and a royalty rate of 5% were used.
Acquisition-related direct costs of EUR1.2 million have been included in operating expenses.
On March 23, 2023, a true-up calculation for the consideration transferred was performed. Initially, the transaction had been recorded at a purchase price based on estimated working capital figures which was subsequently adjusted to reflect the final balances as at October 31, 2022; as a result of this true-up calculation, the consideration transferred decreased by EUR0.1 million.
Prior years’ acquisitions
On September 6, 2021, the Group purchased, through numerous steps, an additional 45.9% stake in Yocuda, a leading digital receipt provider based in the United Kingdom, for GBP3.0 million (EUR3.5 million). This resulted in an increase in its existing shareholding from 10.4% to 56.3% and obtaining control. Yocuda has been fully consolidated since September 6, 2021.
On March 19, 2021, the Group acquired 100% of the share capital of ZigZag Global Ltd. (“ZigZag”), a UK-based company operating in the e-commerce sector for a total consideration of EUR66.4 million. The performance targets set out in the purchase agreement, were not met as of December 31, 2021 due to a delay in the implementation plan which has led to a shift of timing of cash flows outside the related earn-out period. As such, the contingent consideration liability with a fair value of EUR9.6 million as of March 31, 2021 was not paid out, and the gain resulting from the derecognition was recorded in operating expenses in the income statement.
The fair value of net assets acquired and consideration paid in respect of the acquisition of businesses in the three years ended March 31, 2023, March 31, 2022, and March 31, 2021 are presented in the table below.

(EUR thousand)
	2023	2022	2021
Net assets acquired and consideration paid	ShipUp	Yocuda	ZigZag
Software	2,738	1,236	5,223
Customer relationships	4,466	—	—
Property, plant and equipment	82	—	23
Other non-current financial assets	154	—	—
Trade and other receivables	2,166	323	1,886
Cash	2,839	510	1,680
Loans and borrowings	(3,284)	—	(2,327)
Trade and other payables	(1,681)	(235)	(2,575)
Income tax payable	—	(29)	—
Provisions	—	(9)	—
Borrowings	—	—	—
Deferred tax liabilities	(1,834)	(309)	(1,305)
Deferred income	—	(11)	—
Fair value of assets and liabilities	5,646	1,476	2,605
Goodwill arising on acquisition	29,239	7,829	63,776
Fair value of previously held equity interest	—	(968)	—
Consideration payable	34,885	8,337	66,381
Satisfied by:
Cash consideration paid	(34,885)	(3,502)	(51,879)
Cash consideration payable	—	—	(349)
Put option	—	(4,835)	(4,557)
Contingent consideration payable	—	—	(9,596)
Total consideration	(34,885)	(8,337)	(66,381)

Cash consideration paid	(34,885)	(3,502)	(51,879)
Cash acquired	2,839	510	1,680
Repayment of borrowings acquired	—	—	(2,327)
Total net cash outflow	(32,046)	(2,992)	(52,526)
The fair value of trade and other receivables is not materially different to their carrying amounts.

NOTE 36    List of Global Blue entities

The consolidated financial statements represent the financial statements of Global Blue Group Holding AG based in Brüttisellen, Switzerland, and its subsidiaries as of March 31, 2023.

Name	Country of incorporation and place of business address		Nature of business	Ownership interest March 31, 2023	Ownership interest March 31, 2022
Global Blue Argentina S.A.	Buenos Aires	Argentina	Tax free Shopping	99.99%	99.99%
Global Blue Austria GmbH	Vienna	Austria	Tax free Shopping	100.00%	100.00%
Global Blue Service Company Austria GmbH	Vienna	Austria	Service Provider	100.00%	100.00%
Digital Export Validation GmbH	Vienna	Austria	Tax free Shopping	100.00%	100.00%
Global Blue Australia Pty Ltd	Sydney	Australia	Tax free Shopping	100.00%	100.00%
Global Blue Currency Choice Australia Pty Ltd	Sydney	Australia	Currency Choice	100.00%	100.00%
Currency Select Pty Limited	Sydney	Australia	Currency Choice	100.00%	100.00%
Global Blue Belgium NV	Brussels	Belgium	Tax free Shopping	100.00%	100.00%
ZigZag Global EOOD	Varna	Bulgaria	Retail Technology Solutions	100.00%	100.00%
Global Blue Bahamas Ltd	Nassau	Bahamas	Tax free Shopping	100.00%	100.00%
Bahama’s VAT Refund Ltd	Nassau	Bahamas	Tax free Shopping	80.00%	—
Global Blue Schweiz AG	Brüttisellen	Switzerland	Tax free Shopping	100.00%	100.00%
Global Blue SA	Signy	Switzerland	Head office company	100.00%	100.00%
Global Blue Group AG	Brüttisellen	Switzerland	Holding Unit	100.00%	100.00%
Refund Suisse AG	Bottighofen	Switzerland	Tax free Shopping	100.00%	100.00%
Global Blue Group II GmbH	Brüttisellen	Switzerland	Holding Unit	100.00%	100.00%
Global Blue Currency Choice Schweiz AG	Brüttisellen	Switzerland	Currency Choice	100.00%	100.00%
Global Blue Commercial Consulting (Shanghai) Co Ltd	Shanghai	China	Tax free Shopping	100.00%	100.00%
Global Blue Commercial Consulting (Beijing) Co Ltd	Beijing	China	Tax free Shopping	100.00%	100.00%
Global Blue Cyprus Ltd	Larnaca	Cyprus	Tax free Shopping	100.00%	100.00%
Global Blue Czech Republic, s.r.o.	Prague	Czech Republic	Tax free Shopping	100.00%	100.00%
Global Blue Deutschland GmbH	Düsseldorf	Germany	Tax free Shopping	100.00%	100.00%
Global Blue New Holdings Germany GmbH	Düsseldorf	Germany	Holding Unit	100.00%	100.00%
RFND Digital GmbH	Konstanz	Germany	Tax free Shopping	100.00%	100.00%
ZigZag Global GmbH	Hamburg	Germany	Retail Technology Solutions	100.00%	100.00%
Global Blue Danmark A/S	Copenhagen	Denmark	Tax free Shopping	100.00%	100.00%
Global Blue Eesti OÜ	Tallinn	Estonia	Tax free Shopping	100.00%	100.00%
G. Blue España SA	Madrid	Spain	Holding Unit	100.00%	100.00%
Global Blue España SA	Madrid	Spain	Tax free Shopping	100.00%	100.00%
Global Blue Acquisition España S.A.U	Madrid	Spain	Holding Unit	100.00%	100.00%
Global Blue Finland Oy	Helsinki	Finland	Tax free Shopping	100.00%	100.00%
Global Blue Administration Center North Oy	Helsinki	Finland	Service Provider	100.00%	100.00%
Global Blue France	Paris	France	Tax free Shopping	100.00%	100.00%
Global Blue Holding	Paris	France	Tax free Shopping	100.00%	100.00%
ShipUp Holding SAS	Paris	France	Holding Unit	100.00%	—
ShipUp SAS	Nanterre	France	Retail Technology Solutions	100.00%	—
ZigZag Global SAS	Levallois	France	Retail Technology Solutions	100.00%	—
Global Blue (UK) Ltd	London	United Kingdom	Tax free Shopping	100.00%	100.00%
Global Blue Service Company UK Limited	London	United Kingdom	Service provider	100.00%	100.00%
Global Blue New Holdings UK Ltd	London	United Kingdom	Holding Unit	100.00%	100.00%

ZZ Global Blue Holding Limited	London	United Kingdom	Holding Unit	100.00%	100.00%
ZigZag Global Ltd	London	United Kingdom	Retail Technology Solutions	100.00%	100.00%
Kinphire Ltd	London	United Kingdom	Holding Unit	100.00%	100.00%
Yocuda UK Holdings Ltd	London	United Kingdom	Holding Unit	100.00%	100.00%
Yocuda UK Services Ltd	London	United Kingdom	Retail Technology Solutions	100.00%	100.00%
Yocuda Network UK Ltd	London	United Kingdom	Retail Technology Solutions	100.00%	100.00%
Yocuda Europe Ltd	London	United Kingdom	Retail Technology Solutions	100.00%	100.00%
Yocuda Ltd	London	United Kingdom	Retail Technology Solutions	100.00%	100.00%
eReceipts Ltd	London	United Kingdom	Retail Technology Solutions	100.00%	100.00%
Global Blue Marketing Services Limited	London	United Kingdom	Marketing Business	100.00%	100.00%
Estera Trust Limited	St. Helier	Jersey, Channel Islands	Management Trust	—	100.00%
Global Blue Hellas SA	Athens	Greece	Tax free Shopping	100.00%	100.00%
First Currency Choice Hong Kong Limited	Hong Kong	Hong Kong	Currency Choice	—	100.00%
Global Blue Croatia, trgovina i turizam d.o.o.	Zagreb	Croatia	Tax free Shopping	100.00%	100.00%
Global Blue Tax Free Ireland Limited	Dublin	Ireland	Tax free Shopping	100.00%	100.00%
Global Blue Private Limited	New Delhi	India	Holding Unit	51.00%	51.00%
Global Blue á Íslandi hf	Kópavogi	Iceland	Tax free Shopping	100.00%	100.00%
Global Blue Italia S.r.l.	Milan	Italy	Tax free Shopping	100.00%	100.00%
Global Blue Service Company Italia SRL	Milan	Italy	Service Provider	100.00%	100.00%
Global Blue Currency Choice Italia S.r.l	Milan	Italy	Currency Choice	100.00%	100.00%
Global Blue Japan Co., Ltd.	Tokyo	Japan	Currency Choice	100.00%	100.00%
Global Blue TFS Japan Co., Ltd.	Tokyo	Japan	Tax free Shopping	51.00%	51.00%
Global Blue Korea Co Ltd	Seoul	Korea	Tax free Shopping	100.00%	100.00%
Global Blue Currency Choice Korea Co Ltd	Seoul	Korea	Currency Choice	100.00%	100.00%
Global Blue Holding Limited	Grand Cayman	Cayman Islands	Holding Unit	100.00%	100.00%
Global Blue Kazakhstan LLP	Astana	Kazakhstan	Tax free Shopping	100.00%	100.00%
Global Blue Lebanon SAL	Metn	Lebanon	Tax free Shopping	61.00%	61.00%
UAB Global Blue Lietuva	Vilnius	Lithuania	Tax free Shopping	100.00%	100.00%
Global Blue Luxembourg S.A.	Luxembourg	Luxembourg	Tax free Shopping	100.00%	100.00%
Global Blue Latvija SIA	Riga	Latvia	Tax free Shopping	100.00%	100.00%
Global Blue Maroc SA	Casablanca	Morocco	Tax free Shopping	100.00%	100.00%
IRIS Global Blue TRS Malaysia Sdn. Bhd.	Kuala Lumpur	Malaysia	Tax free Shopping	100.00%	100.00%
Global Blue Holland BV	Amsterdam	Netherlands	Tax free Shopping	100.00%	100.00%
Global Blue Holding B.V.	Amsterdam	Netherlands	Holding Unit	100.00%	100.00%
Global Blue Acquisition B.V.	Amsterdam	Netherlands	Finance company	100.00%	100.00%
Global Blue Russia Holdings B.V. in liquidation	Amsterdam	Netherlands	Holding Unit	100.00%	51.00%
Global Blue Norge AS	Lysaker	Norway	Tax free Shopping	100.00%	100.00%
Currency Select New Zealand Pty Ltd	Auckland	New Zealand	Currency Choice	100.00%	100.00%
Global Blue Peru S.A.C.	Lima	Peru	Tax free Shopping	100.00%	100.00%
Global Blue Polska Sp. Zo.o.	Warsaw	Poland	Tax free Shopping	100.00%	100.00%
Global Refund Portugal Lda.	Lisbon	Portugal	Tax free Shopping	100.00%	100.00%
GBFTSP - Finance And Technology Services Portugal, Unipessoal LDA	Porto	Portugal	Service provider	100.00%	100.00%
Global Blue d.o.o. Beograd - Novi Beograd	Belgrad	Serbia	Tax free Shopping	100.00%	100.00%
Global Blue Russia AO	Moscow	Russia	Tax free Shopping	—	51.00%

Global Blue Sverige AB	Stockholm	Sweden	Tax free Shopping	100.00%	100.00%
Global Blue Sweden Holdings AB	Stockholm	Sweden	Holding Unit	100.00%	100.00%
Global Blue Service AB	Stockholm	Sweden	Service provider	100.00%	100.00%
Global Blue Holdings AB	Stockholm	Sweden	Holding Unit	100.00%	100.00%
Global Blue Currency Choice Service Europe AB	Stockholm	Sweden	Currency Choice	100.00%	100.00%
Global Blue Singapore Pte Ltd	Singapore	Singapore	Tax free Shopping	100.00%	100.00%
Global Blue Service Company Singapore Pte Ltd	Singapore	Singapore	Service provider	100.00%	100.00%
Global Blue India Holding Company Pte Ltd	Singapore	Singapore	Holding Unit	51.00%	51.00%
Global Blue Currency Choice Singapore Pte Ltd	Singapore	Singapore	Currency Choice	100.00%	100.00%
Global Blue d.o.o.	Ljubljana	Slovenia	Tax free Shopping	100.00%	100.00%
Global Blue Slovakia s.r.o.	Bratislava	Slovakia	Service provider	100.00%	100.00%
Global Blue (Thailand) Co. Limited	Bangkok	Thailand	Currency Choice	—	100.00%
Global Blue Turistik Hizmetler AS	Istanbul	Turkey	Tax free Shopping	60.00%	60.00%
Global Blue Pazarlama Destek ve Teknoloji Hizmetleri A.S	Istanbul	Turkey	Currency Choice	60.00%	60.00%
Far Point Acquisition Corporation	Wilmington	USA	Holding Unit	100.00%	100.00%
Shipup Inc	Delaware	USA	Retail Technology Solutions	100.00%	—
ZigZag Global LLC	Dover	USA	Retail Technology Solutions	100.00%	100.00%
Global Blue South Africa Pty Ltd	Johannesburg	South Africa	Tax free Shopping	51.00%	51.00%
NOTE 37    Additional information—Financial Statement Schedule I

Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Global Blue Group Holding AG’s (“the Parent Company”) consolidated subsidiaries as of March 31, 2023 exceeded the 25% threshold.
Certain jurisdictions in which group entities are located apply regulations which restrict the ability of subsidiaries to transfer funds to the Parent Company through intercompany loans, advances or cash dividends. SFA covenants and security (see Note 25) do not restrict subsidiaries from transferring funds to the Parent Company.
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
As of March 31, 2023 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

During the year ended March 31, 2023, 2022 and 2021 no cash dividends were either declared nor paid by the Company.
Condensed income statements of the Parent Company

(EUR thousand)	For the financial year ended March 31
	2023	2022	2021
Operating income / (expenses)	(14,081)	10,111	(155,501)
Dividend income	—	—	68,431
Net finance income	11,952	517	50
Profit / (Loss) before tax	(2,129)	10,628	(87,020)
Income tax benefit / (expense)	968	(667)	(446)
Profit / (Loss) for the year	(1,161)	9,961	(87,466)

There were no items of other comprehensive loss or income in the financial years ended March 31, 2023, 2022 and 2021, therefore no statement of comprehensive income has been presented.
Condensed statements of financial position of the Parent Company

(EUR thousand)	As of March 31
	2023	2022
ASSETS
Investments in subsidiaries	1,418,280	1,418,280
Loans to group companies	318,335	50,083
Non-current assets	1,736,615	1,468,363
Current assets	305	313
Total assets	1,736,920	1,468,676
EQUITY AND LIABILITIES
Share capital	1,897,388	1,679,232
Other reserves	(146,396)	(148,338)
Accumulated losses	(90,619)	(78,819)
Total equity	1,660,373	1,452,075
Liabilities
Non-current liabilities	—	—
Current liabilities	76,547	16,601
Total liabilities	76,547	16,601
Total equity and liabilities	1,736,920	1,468,676

Condensed statements of cash flows of the Parent Company

(EUR thousand)	For the financial year ended March 31
	2023	2022	2021
(Loss) / Profit before tax	(2,129)	10,628	(87,020)
Capital reorganization non-cash items	—	—	125,620
Income tax paid	(948)	—	—
Other non-cash items	(3,443)	(14,400)	12,096

Changes in working capital	158	(5,588)	8,833
Net cash from / (used) in operating activities	(6,362)	(9,360)	59,529
Movement in loans with group companies	(268,252)	9,205	(59,529)
Proceeds from issuance of share capital	215,208	—	222
Proceeds from loans and borrowings due to shareholders	59,384	—	—
Acquisition of treasury shares	—	(10)	65
Net cash from / (used in) financing activities	6,340	9,195	(59,242)
Net increase / (decrease) in cash and cash equivalents	(22)	(165)	287
Cash and cash equivalents at beginning of year	122	287	—
Cash and cash equivalents at end of year	100	122	287

The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

(EUR thousand)	For the financial year ended March 31
	2023	2022	2021
IFRS profit / (loss) reconciliation:
Parent only – IFRS profit / (loss) for the year	(1,161)	9,961	(87,466)
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(24,460)	(107,138)	(346,603)
Consolidated IFRS (loss) for the year	(25,621)	(97,177)	(434,069)
IFRS equity reconciliation:
Parent only – IFRS equity	1,660,373	1,452,075	1,437,598
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(1,660,000)	(1,643,600)	(1,544,967)
Consolidated – IFRS equity	373	(191,525)	(107,369)

NOTE 38    Interests in other entities
Joint ventures and associates
The Group holds interests in joint ventures and associates that are individually not material.

(EUR thousand)	As of March 31
	2023	2022	2021
Aggregate carrying amount of individually immaterial joint ventures and associates	230	2,650	2,744
Aggregate amount of the Group's share of:
Loss from continuing operations	(111)	(720)	(1,056)
Other comprehensive income	—	—	—
Total comprehensive loss	(111)	(720)	(1,056)

As of March 31, 2023 and as of March 31, 2022 the book value of loans granted by the Group to joint ventures and associates is zero.
As of March 31, 2023 the Group has assessed that the recoverable amount of the investment in Europass S.A.S is zero and therefore an impairment loss of EUR2.5 million was recognized in the income statement.
Other investments
Other investments represent equity securities not held for trading.
On February 1 and February 14, 2022, Global Blue acquired minority shares of 1% and 17.45% in technology companies Twig and Toshi for a consideration of GBP1.0 million (EUR1.2 million) and GBP2.1 million (EUR2.5 million), respectively.
On August 23, 2022, Global Blue acquired a minority share of 4.29% in Reflaunt, a resale service provider, for a consideration of USD2.0 million (EUR2.0 million).
During the financial year ended March 31, 2023, the Group recorded a fair value gain of EUR1.3 million on its investment in Twig as a result of a new valuation carried out based on gross profit multiples for a new financing round. The gain was credited to other comprehensive income.

(EUR thousand)	For the financial year ended March 31
	2023	2022	2021
Opening balance as of April 1	3,881	753	3
Additions	2,000	3,878	750
Fair value adjustment	1,343	150	—
Derecognition due to step acquisition	—	(900)	—
Reclassification to joint ventures and associates	(173)	—	—
Closing balance as of March 31	7,051	3,881	753

NOTE 39    Related party transactions

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

(EUR thousand)	For the financial year ended March 31
Remuneration to key management personnel	2023	2022	2021
Short-term employee benefits	5,592	4,748	5,162
Post-employment benefits	608	519	474
Share based payment transactions	4,380	4,712	1,351
Total	10,580	9,979	6,987

Purchase of services from related parties
The directors fee relates to remuneration of the Non-Executive Directors for Global Blue Group Holding AG.

(EUR thousand)	For the financial year ended March 31
Purchases of services from related parties	2023	2022	2021
Monitoring fee	—	—	(95)
Directors fee	245	255	278
Reimbursements	—	—	16
Total	245	255	199

(EUR thousand)		As of March 31
Liabilities to related parties	Note	2023	2022
Liabilities to key management personnel:
Post employment benefit liability		196	638
Liabilities to shareholders:
Loans and borrowings	25	61,324	—
Warrant liability		4,129	4,512
Closing balance for the year		65,649	5,150

Warrants
As of March 31, 2023, Silver Lake and Affiliates, Partners Group and Affiliates, and GB Directors, Executive Management & Other Employees held 9,766,667 warrants for a total value of EUR4.1 million (EUR4.5 million as of March 31, 2022).

NOTE 40    Other current financial liabilities

(EUR thousand)		As of March 31
Other current financial liabilities	Note	2023	2022
Put options related to acquisitions	26	794	—
Warrants		11,449	12,051
Lease liabilities - current	13	6,984	10,538
Total		19,227	22,589
Warrants

The outstanding public and private warrants as of March 31, 2023 amount to 30,735,950 (30,735,950 as of March 31, 2022) with a fair value of EUR11.4 million (EUR12.1 million as of March 31, 2022). There were no warrants exercised during the financial years ended March 31, 2023 and March 31, 2022.
The Group has employed a Black-Scholes pricing model to estimate the fair value of the private warrants issued on August 28, 2020, notably the fair value of the call option inherent in the private warrants, using as key inputs the Group’s share price, risk-free rate, implied public warrant volatility, the warrants’ maturity, and the public warrants’ market price.

	For the financial year ended March 31
Number of warrants	2023	2022
Opening balance as of April 1	30,735,950	30,735,950
Issuance of warrants	—	—
Exercises of warrants	—	—
Closing balance as of March 31	30,735,950	30,735,950

(EUR thousand)	For the financial year ended March 31
Warrant liabilities	2023	2022
Opening balance as of April 1	12,051	30,979
Issuance of warrants	—	—
Exercises of warrants	—	—
Change in fair value of warrants	(602)	(18,928)
Closing balance as of March 31	11,449	12,051

Please refer to Note 5, and Note 41 for further details.

NOTE 41    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2023
	Ordinary shares	Preference shares	Total	Ownership (4)	Warrants
Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	47.8%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.7%	2,701,935
CK Opportunities Fund I, LP (3)	9,286,969	21,176,470	30,463,439	13.3%	—
Ant Group	12,500,000	—	12,500,000	5.5%	—
GB Directors, Executive Management & Other Employees	8,883,950	774,517	9,658,467	4.2%	516,317
Other Shareholders	21,796,402	—	21,796,402	9.5%	20,969,283
Total excl. GB Group	189,855,747	38,860,611	228,716,358	100.0%	30,735,950
GB Group	11,371,136	236	11,371,372		—
Total incl. GB Group	201,226,883	38,860,847	240,087,730		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2022
	Ordinary shares	Preference shares	Total	Ownership (4)	Warrants
Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	55.1%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	22.7%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
GB Directors, Executive Management & Other Employees	9,198,164	878,652	10,076,816	5.1%	516,317
Other Shareholders	21,539,634	—	21,539,634	10.9%	20,969,283
Total excl. GB Group	180,626,224	17,788,276	198,414,500	100.0%	30,735,950
GB Group	11,908,738	236	11,908,974		—
Total incl. GB Group	192,534,962	17,788,512	210,323,474		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of 31 March 2021
	Ordinary shares	Preference shares	Total	Ownership (4)	Warrants
Silver Lake and Affiliates (1)	98,017,072	11,970,487	109,987,559	55.5%	6,548,415
Partners Group and Affiliates (2)	40,442,783	4,939,137	45,381,920	22.9%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
GB Directors, Executive Management & Other Employees	9,106,902	878,888	9,985,790	5.0%	516,317
Other Shareholders	20,468,205	—	20,468,205	10.3%	20,969,283
Total excl. GB Group	180,534,962	17,788,512	198,323,474	100.0%	30,735,950
GB Group	7,000,000	5,929,477	12,929,477		—
Total incl. GB Group	187,534,962	23,717,989	211,252,951		30,735,950
(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Corresponds to Certares Opportunities LLC and Knighthead Opportunities Capital Management, LLC
(4) - Excludes GB Group
As of August 28, 2020 a capital reorganization took place within the Group, whereby a new holding company, Global Blue Group Holding AG, was incorporated in December 2019 and became the ultimate parent of the Group; during the reorganization additional shares were issued with the increase of the share premium.
Ordinary shares
Holders of ordinary shares are entitled to dividends and are entitled to one vote per share at general meetings of the Company. From the financial year ended March 31, 2026 the preferential dividend will have to be first approved before approval of a dividend for ordinary shares to be granted.
For the financial year ended March 31, 2023, there was no change in the conditions for the ordinary shares; please refer to Note 22 for details.
Preference shares
Preference shares Series A
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

Based on the terms of the Series A preference shares, management has determined that they should be classified as equity.
Put Option
Preference shares can be exchanged 1:1 for ordinary shares at any time at the shareholder´s election. The exchange will take place no earlier than 25 days, no later than 65 days after exercise of the put option.
Call Option
The Company can exercise a call option with 20 days’ notice to exchange the Series A preference shares 1.1 for ordinary shares.
The call option can only be exercised if (i) the 30 day Volume-Weighted Average Price (“VWAP”) of the ordinary shares is at least USD18.00 per share and (ii) no blackout or lockup is in effect.
Redemption
The Company may redeem the Series A preference shares for cash or ordinary shares at the shareholder’s election following the fifth anniversary of closing or on a change of control (if earlier).
The redemption right can only be exercised if the 30 day VWAP of the ordinary shares is at least USD10.00 or the value attributable on such change of control is USD10.00.
Liquidation
Each holder of preference shares is entitled to a priority share of the liquidation proceeds up to USD10.00. The remainder is distributed to the holders of the ordinary shares.
For the financial year ended March 31, 2023, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Series A preference shares.
Preference shares Series B
During the financial year ended March 31, 2023, 21,176,470 preference shares Series B (“Series B shares”) were issued based on the investment agreement with CK Opportunities Fund I, LP (“Certares”), and these shares have the same voting and other rights as the ordinary shares.
The holders of these shares are entitled to a non-cumulative dividend compounded annually and paid in kind, in the form of newly-issued preference shares in an amount equal to 5% of the number of preference shares less any converted already and to be cancelled; this dividend is subject to the Board of Directors’ (the “Board”) and shareholders’ approval.
In addition, the holders of these shares are entitled to the same dividend or distributions as on the ordinary shares, if approved by the general meeting, calculated as if the preferred shares had been converted into ordinary shares.
Based on the terms of the Series B preference shares, management has determined that they should be classified as equity.
Call Option
The Company has the right to exercise entirely at its discretion a call option following the 5th anniversary after the closing date. The Company has the discretion to redeem the options in cash or to convert to ordinary shares on a 1:1 ratio.
Put Option

Upon a change of control, Certares has the right to:
•convert the Series B preference shares into ordinary shares on a cashless basis on a 1:1 ratio; or
•in the event of a tender offer or other change of control transaction, Certares must receive the same offer as Silver Lake and the other holders unless the Company or another shareholder makes Certares an equivalent offer. The Company has the option and not an obligation to make an equivalent offer to Certares.
Conversion right
The Series B preference shares may be converted into ordinary shares at any time at the election of Certares from six months after the closing date.
Forced conversion
The Company has the right to acquire all or any portion of the Series B preference shares in exchange for ordinary shares. This can be exercised in certain circumstances on or after the first anniversary of the closing date entirely at the discretion of the Company.
Redemption
The Series B preference shares are only redeemable at the Company’s option.
Liquidation
Each holder of Series B preference shares is entitled to receive a liquidation preference equal to the higher of US$8.50 and the amount that such preferred share would have received had it been converted into an ordinary share immediately prior to the liquidation.
Warrants
As part of the reorganization and listing, 21,083,307 public warrants and 9,766,667 private warrants were issued for a total number of warrants (“Warrants”) of 30,849,974 at a fair value of EUR20.2 million.
The Warrants were issued in exchange for services provided by FPAC at the date of the merger. The Warrants were accounted for in accordance with IAS 32 as liability and were measured at the fair value of the equity instrument granted.
As of March 31, 2023, 30,735,950 warrants are outstanding; please refer to Note 40 for details of the movement in the number of warrants during the period.
For the financial year ended March 31, 2023, there was no change in the conditions for the Warrants. Please refer to Note 5 and Note 40 for details.
The conditions for the Warrants are as listed below:
Public Warrants
Exercisability of Public Warrants
The public warrants became exercisable on September 30, 2020 (30 days after the closing), and expire on August 31, 2025 (the fifth anniversary of the closing).
Exercise Price
The public warrants represent the right to purchase one of the Company shares at a price of USD11.50 per share.

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
•at a price of USD0.01 per warrant;
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

NOTE 42    Events after the reporting period

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

Date: June 28, 2023

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

Date: June 28, 2023

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

1.This Annual Report on Form 20-F of the Company for the period ended March 31, 2023 (the “report”), fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 28, 2023

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

1.This Annual Report on Form 20-F of the Company for the period ended March 31, 2023 (the “report”), fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 28, 2023

By:
/s/ Roxane Dufour
Roxane Dufour
Chief Financial Officer
(Principal Financial Officer)

Exhibit 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-259200, and 333-267850) and Form S-8 (No. 333-260108) of Global Blue Group Holding AG of our report dated June 28, 2023, relating to the financial statements, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland
June 28, 2023