Form 20-F
period 2024-03-31
Global Blue Group Holding AG
filed 2024-06-05
CIK 1799983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____

For the transition period from _____ to _____

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

Ordinary shares: 199,574,701

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
Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:
•currency exchange rate risk in the conduct of business;
•high dependence on international travel;
•dependence on the overall level of consumer spending, which is affected by general economic conditions and spending patterns;
•sensitivity of net working capital to short-term, month-to-month volume growth, and any rapid volume growth and short-term, temporary surge of its net working capital;
•decrease in VAT rates or changes in VAT or VAT refund policies;
•changes in the regulatory environment, licensing requirements and government agreements;
•adaptation and enhancement of our existing technology offerings and ensuring continued resilience and uptime of our underlying technology platform;
•loss of merchant accounts or Post-Purchase Solutions retailers to our competitors due to the competitive market;
•disintermediation of third-party serviced Tax Free Shopping (TFS) processes;
•price harmonization or convergence between destination markets and home markets;
•taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators;
•adverse competition law rulings;
•integrity, reliability and efficiency of Global Blue’s compliance systems and framework;
•dependence of TFS business on airport concessions and agreements with agents;
•risks associated with operating in emerging markets;
•risks associated with the ongoing conflict between Russia and Ukraine, although we have no operations in Russia;
•risks associated with strategic arrangements or investments in joint ventures with third parties;
•failure to identify external business opportunities or realize the expected benefits from our strategic acquisitions;

•risks associated with data breaches, cybersecurity incidents and other failures or incidents involving Global Blue’s information technology systems or data (or information technology systems or data upon which Global Blue relies);
•reliance of the Payments business on relationships with Acquirers and involvement of card schemes;
•counterparty risk and credit risk;
•losses from fraud, theft and employee error;
•risks associated with climate change and environmental, social and governance issues;
•inability to attract, integrate, manage and retain qualified personnel or key employees;
•complex and stringent laws, regulations and industry standards relating to privacy, data protection and information security in the jurisdictions in which Global Blue operates;
•anti-money laundering, economic and trade sanctions and anti-bribery laws and regulation and related compliance costs and third-party risks;
•risks relating to intellectual property;
•risks relating to Global Blue’s use of open source software;
•litigation or investigations involving us, and resulting material settlements, fines or penalties;
•seasonalitiy of Global Blue’s operating results;
•event of default resulting from failure to comply with covenants or other obligations contained in the Facilities Agreement(as defined “Description of Certain Indebtedness—Banking Facilities and Loans”);
•reliance on our operating subsidiaries to provide funds necessary to meet our financial obligations, and the constraint on our ability to pay dividends;
•restrictions imposed on our business by our indebtedness, and the risk that a significant increase in our indebtedness could result in changes to the terms on which credit is extended to us;
•inability to generate sufficient cash to service our debt obligations;
•inability to execute strategic plans due to inability to generate sufficient cash flow;
•sustained financial market illiquidity or illiquidity at our financial institutions;
•interest rate risks;
•currency translation and transaction risk;
•impairment of intangible assets;
•the control by Silver Lake over us, and potential differences in the interests pursued by Silver Lake from the interests of our other security-holders;
•requirement for prior consent of or post-closing notification to the Bank of Italy, as well as restrictions and other requirements, for acquiring a direct or indirect substantial stake in our share capital, for so long as Global Blue Currency Choice Italia S.r.l. (“GBCCI”) holds a license from the Bank of Italy;
•limited ability of security-holders to bring an action against the Company or against its directors or officers or to enforce a judgment against the Company;

•status as an “emerging growth company,” and reduced disclosure and governance requirements applicable to emerging growth companies;
•status as a “foreign private issuer,” and reduced or different disclosure and governance requirements applicable to foreign private issuers;
•limited availability of attractive takeover proposals due to provisions in the Company’s articles of association (the “Articles of Association”) and Swiss law; and
•failure to maintain an effective system of internal controls, and the inability to accurately or timely report our financial condition or results of operations.
These and other factors are more fully described below in the “Summary Risk Factors,” in “Item 3. Key Information—D. Risk Factors” and elsewhere in this Annual Report on Form 20-F and those described from time to time in our future reports to be filed with the Securities and Exchange Commission (the “SEC”).
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

Because forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different and any or all of these forward-looking statements may turn out to be wrong. Forward-looking statements speak only as of the date made and can be affected by assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in this prospectus supplement and the accompanying prospectuses will be important in determining future results. Consequently, we cannot assure you that expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially.

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
•Failure to identify external business opportunities or realize the expected benefits from Global Blue’s strategic acquisitions;
•Global Blue’s business is subject to complex and stringent laws, regulations and industry standards relating to privacy, data protection and information security in the jurisdictions in which Global Blue operates;
•Global Blue’s Payments business relies on relationships with Acquirers and on the involvement of card schemes;
•Global Blue is subject to counterparty risk and credit risk;

•Global Blue is subject to losses from fraud, theft and employee error;
•Risks associated with climate change and environmental, social and governance (“ESG”) issues may have an adverse effect on the Global Blue’s business, financial condition and results of operations and damage Global Blue’s reputation;
•Global Blue may not be able to attract, integrate, manage and retain qualified personnel or key employees;
▪Global Blue’s business is subject to anti-money laundering, sanctions and anti-bribery regulations and related compliance costs and third-party risks;
•Global Blue is subject to risks relating to intellectual property;
•Global Blue is subject to risks relating to its use of open source software;
•Litigation or investigations involving Global Blue could result in material settlements, fines or penalties;
•Seasonality may cause our operating results to fluctuate from quarter to quarter;
•Failure to comply with the covenants or other obligations contained in the Facilities Agreement could result in an event of default, and any failure to repay or refinance the outstanding debt under the Facilities Agreement when due could have a material adverse effect on Global Blue;
•Global Blue relies on its operating subsidiaries to provide it with funds necessary to meet Global Blue’s financial obligations and Global Blue’s ability to pay dividends may be constrained;
•Global Blue’s indebtedness imposes restrictions on Global Blue’s business and a significant increase in Global Blue’s indebtedness could result in changes to the terms on which credited is extended to it;
•Global Blue requires cash to service its debt and its ability to generate cash depends on many factors beyond the Company’s control. Any failure to meet its debt service obligations could materially adversely affect the business, results of operations and financial conditions;
•Global Blue’s inability to generate sufficient cash flow could affect its ability to execute its strategic plans;
•Sustained financial market illiquidity, or illiquidity at our financial institutions, could adversely affect Global Blue’s business, financial conditions and results of operations;
•Global Blue is exposed to interest rate risks;
•Global Blue is exposed to currency translation and transaction risks;
•Global Blue’s consolidated financial statements include significant intangible assets which could be impaired;
•If the Company were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of our ordinary shares could be subject to adverse U.S. federal income tax consequences.
•Fluctuations in operating results, quarter-to-quarter earnings and other factors, including incidents involving Global Blue’s customers and negative media coverage, may result in significant decreases or fluctuations in the price of Global Blue’s securities;
•Silver Lake is able to exert control over Global Blue. The interests pursued by Silver Lake could differ from the interests of Global Blue’s other security holders;
•For so long as Global Blue Currency Choice Italia S.r.l. holds a license from the Bank of Italy, acquiring a direct or indirect substantial stake in Global Blue’s share capital may require the prior consent of, or post-closing notification to, the Bank of Italy and may be subjected to restrictions and other requirements;
•Security-holders have limited ability to bring an action against the Company or against its directors and officers, or to enforce a judgment against the Company or them, because the Company is incorporated in

Switzerland, because the Company conducts a majority of its operations outside of the United States and because a majority of the Company’s directors and officers reside outside the United States;
•Global Blue is an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our ordinary shares may be less attractive to investors.
•The Company may not be able to make dividend distributions or repurchase shares without subjecting shareholders to Swiss withholding tax;
•Global Blue Warrants will become exercisable for ordinary shares and Series A and B Preferred Shares will be convertible into ordinary shares, which would increase the number of securities eligible for future resale in the public market and result in dilution to our shareholders, and may adversely affect the market price of our ordinary shares;
•The trading price of the Company’s securities may be volatile;
•Reports published by analysts, including projections in those reports that differ from Global Blue’s actual results could adversely affect the price and trading volume of our ordinary shares;
•As a ‘foreign private issuer’ under the rules and regulations of the SEC, the Company is permitted to, and may, file less or different information with the SEC than an company incorporated in the United States or otherwise not filing as a ‘foreign private issuer’ and will follow certain home country corporate governance practices in lieu of certain requirements of the NYSE applicable to U.S. companies;
•Provisions in the Articles of Association and Swiss law may limit the availability of attractive takeover proposals;
•If Global Blue fails to maintain an effective system of internal controls, Global Blue may not be able to accurately or timely report its financial conditions or results of operations, which may adversely affects its business and the price of its securities.

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
These fluctuations may also impact Global Blue’s Payments business as movements in relative foreign exchange rates between origin and destination currency pairs may reduce the number of Payments transactions completed. Such foreign currency exposure could have a material adverse effect on Global Blue’s business, results of operations and financial condition.
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
For example, contagious disease outbreaks, such as the COVID-19 pandemic, have historically temporarily curtailed, to varying degrees, the number of arrivals by international shoppers to jurisdictions in which Global Blue operates. The COVID-19 pandemic, and the measures adopted by governments, businesses and individuals in response to it, resulted in significant travel disruption, temporary closure of businesses, limit on business-related travel and reduction in the level of economic activity around the world which negatively impacted Global Blue’s business. Moreover, terrorist attacks in recent years in Belgium, England, France, Germany, Sweden, Turkey and other countries have contributed to temporarily depressed levels of tourism growth in Europe and have had an impact on Global Blue’s revenue and exposed Global Blue’s revenue profile to increased volatility. In the past we have experienced, and we may experience again in the future, reduction in revenue due to decreased international traveling following instances of unrest, such as terrorist attacks and protests.
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
In Global Blue’s TFS business, net working capital is primarily driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that it receives from merchants and tax authorities, which makes its net working capital sensitive to short-term, month-to-month volume growth. Typically, Global Blue refunds the VAT (net of transaction fees) to the international shoppers, after which it collects the full VAT from the merchant or tax authorities after approximately thirty (30) days on average and pays the merchant the percentage of the transaction fee after approximately one hundred twenty seven (127) days on average.
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
Certain countries impose restrictions on the transactions and goods that are eligible for VAT refunds, such as minimum purchase amount or a list of items that are eligible for VAT refunds. An increase in the minimum purchase amount or a reduction in the list of eligible items would lead to a reduction in the number of transactions that are eligible for VAT refunds. In the event there is such a shift in any of the countries in which Global Blue operates, it would have a negative impact on Global Blue’s results of operations.
Changes in the regulatory environment, licensing requirements and government agreements could adversely affect Global Blue’s business.
Global Blue’s operations are subject to risks associated with the prevailing local political climate, particularly where governmental decisions have an impact on Global Blue’s business. For example, the Chinese government continues to focus on repatriating luxury spend, which could negatively impact Global Blue’s business by slowing growth in Chinese international spending on luxury goods. Such risks could also include, among others, increased restrictions on the use of currency abroad, restrictions on transfers of funds, increased enforcement of import duties and restrictions on goods declared at customs, complexity of domestic and international customs and tariffs, as well as transparency of transactions.
Global Blue’s business is also subject to varying levels of supervision and regulation in the territories in which Global Blue’s services are offered. For instance, certain of Global Blue’s operations rely on local licenses, authorizations and government agreements and any adverse changes to such licensing or authorization requirements or government agreements may result in a loss of, or adverse changes to, such operations. Global Blue currently holds licenses or government agreements to operate TFS services in Argentina, the Bahamas, Colombia, Cyprus, Denmark, Finland, France, Iceland, Korea, Latvia, Lebanon, Morocco, Peru, Poland, Singapore, Spain, Turkey and Uruguay. Global Blue has also been granted a European Payment Institution License by the Bank of Italy, which has been passported across the EU. In addition, changes to the standards established by payment card industry bodies (specifically, the Payment Card Industry Data Security Standard) could entail specific technical requirements and a certification process which could require significant costs to ensure compliance. Failure to obtain or maintain a license, be awarded a government tender in a particular location or comply with industry body standards, could preclude Global Blue from offering its TFS and/or Payments businesses in that location or subject Global Blue to fines and penalties under local laws.
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
Global Blue must continually adapt and enhance its technology offerings and ensure continued resilience and uptime of its underlying technology platform to remain competitive in its industry.
The TFS segment of the global personal luxury market is subject to ongoing and rapid technological changes and evolutions in response to the expectations of all stakeholders within the TFS ecosystem. Merchants are increasingly expecting more insight into international shopper trends from TFS solutions, and deeper integrations between TFS solutions and their payment solutions and IT infrastructure. International shoppers are increasingly expecting greater convenience and personalization in the form of more country-specific refund methods and more immediate refund methods. Customs and authorities expect smoother export validation processes, as well as increased security and compliance.
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
In addition, efforts to enhance and improve existing products and technologies, as well as develop new ones, involve inherent risks, and Global Blue may not be able to manage these developments and enhancements successfully. Further, as technology continues to evolve, current tasks performed by Global Blue, its systems or its employees may be replaced by automation, artificial intelligence, machine learning and other technological innovations, which may adversely impact Global Blue’s technology offerings and competitive position. Global Blue may also fail to accurately foresee the direction of the TFS and Payments industries, which could lead Global Blue to make investments in technologies and products that do not gain market acceptance and generate insufficient returns. Any failure to adapt and enhance Global Blue’s technology offerings and manage risks associated with emerging technologies may have a material adverse effect on Global Blue’s competitiveness, results of operations and financial condition.
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
Global Blue’s in-house technology platform enables payment processing through 3 mobile wallets and 6 credit card integrations, transaction processing through 40 Acquirers and Payment Service Providers (‘PSPs’) and 250 Point of Sale (‘POS’) providers and validation through 25 integrations with customs validation export software platforms. The number of existing integrations is also expected to increase as countries move toward digital export validation. As a result, it is critical for Global Blue’s technology solutions to remain operational at all times to service its counterparties. Any failure to deliver an effective and secure service, any performance issue or any downtime could deteriorate Global Blue’s relationships with merchants and customs and tax authorities and could lead to reputational damage that has a material adverse effect on its business, results of operations and financial condition.
Global Blue operates in a competitive market and Global Blue may lose merchant accounts to Global Blue’s competitors.
Global Blue’s business operates in a competitive market. Global Blue’s TFS business competes primarily with other TFS providers, such as Planet and Global Tax-Free, and also competes with a limited number of merchants that provide TFS services in-house and governments that in-source the TFS process. The number of Global Blue competitors in the TFS segment and the extent of their operations have been increasing in recent years, including a number of mobile app-based providers (i.e., technology start-ups) looking to disrupt the TFS segment, and Global Blue expects them to continue to try to expand their operations. Global Blue’s Payments business, on the other hand, competes with a wide variety of businesses of varying sizes, including online competitors providing omnichannel payment and currency conversion services to businesses and directly to individuals, often at better rates of exchange. Similarly, Global Blue’s Post-Purchase Solutions businesses compete with a large number of competitors, including in respect of the retail returns, e-receipts and online post-purchase process.
Actions taken by Global Blue’s competitors, as well as actions taken by Global Blue to maintain its competitiveness, have placed and will continue to place pressure on Global Blue’s pricing, margins and profitability, as well as the availability and attractiveness of key contracts. In particular, certain competitors of Global Blue’s TFS business may offer a higher revenue share to merchants, which may be attractive to some merchants. This may require Global Blue to adjust its percentage of revenue sharing with such counterparties or lose merchant relationships. Global Blue’s agreements with merchants do not contain exclusivity clauses, which makes it easier for competitors to establish relationships with the merchants that are part of Global Blue’s network. Global Blue’s agreements with merchants are also generally short- to medium-term contracts, generally lasting three years on average. Upon scheduled renewal of a contract or during the term of a contract, Global Blue may face pressure regarding pricing or other contractual terms, making it more difficult to retain its merchants on favorable terms, or Global Blue may be unable to renew contracts with merchants on satisfactory terms. If Global Blue loses existing merchant relationships or a sufficient number of key merchant partners, or if the Company is unable to renew existing contracts upon expiry at attractive terms or at all, this could have a material adverse effect on Global Blue’s business, results of operations and financial condition.

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
The level of spend while shopping abroad, and the willingness of international shoppers to spend abroad, are impacted by the price differential. In particular, the price differential of luxury goods is a significant factor influencing an international shopper’s purchasing decision. If the price differential between various markets is reduced, resulting in price harmonization across destination markets (such as Europe) and home markets (such as the Asia Pacific (“APAC”) region) due to changes in retail pricing policies, additional online purchasing options and access, macroeconomic factors (such as relative foreign exchange rates) or government policies (such as a reduction in import duties or consumption taxes), this could lead to a decrease in the number or size of TFS transactions, which could have a material adverse effect on Global Blue’s business, results of operations and financial condition.
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
See “Item 8 - Financial Information - A. Consolidated statements and other financial information”, for more information regarding certain outstanding tax audits. Additional tax expenses could accrue in relation to previous or subsequent tax assessment periods, which are still subject to a pending tax audit or have not been subject to a tax audit yet, or other countries could open tax audits against Global Blue. Tax authorities in other countries could revise original tax assessments and substantially increase the tax burden (including interest and penalty payments) of the relevant entities. The realization of any of these risks could have a material adverse effect on Global Blue’s business, results of operations and financial condition.
Adverse competition law rulings could restrict Global Blue’s ability to expand or to operate its business as it wishes and could expose Global Blue to fines or other penalties.
Global Blue is a leading global provider of TFS services. Under EU competition laws and the competition laws in other jurisdictions (to the extent such laws exist), Global Blue runs the risk of being investigated for anti-

competitive practices and/or deemed a dominant undertaking in certain markets and, therefore, theoretically capable of abusing a dominant position. Accordingly, there is a possibility of future litigation and/or investigations by competition authorities into Global Blue’s behavior in any market, including where it could be considered to hold a dominant position. Private litigants may also seek damages for certain breaches of competition law through civil courts, as provided by EU competition laws and the laws of other jurisdictions. Were any finding or rulings to be made against Global Blue, Global Blue could be required to pay damages and fines, which could be substantial, and/or Global Blue could be required to alter any behavior determined to be abusive or anti-competitive, both of which could have a material adverse effect on Global Blue’s business, prospects, financial condition and results of operations. For example the Company has been, and may in the future be, subject to allegations that it violated competition regulations, which could result in remediation actions being imposed on Global Blue or possible fines. Such remediation action or fines, if levied, may be material.
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
More than 35% of Global Blue’s TFS refund points volumes are located in airports, and Global Blue has entered into concession agreements with airport authorities for space in on-airport locations. Such agreements typically have terms of three years, may vary in pricing and do not contain exclusivity provisions. Unlike off-airport locations, where rental space is more freely available, Global Blue’s on-airport refund points cannot move to a nearby location should an airport impose less favorable terms on Global Blue during the renewal process or during the duration of a concession agreement. Any decision by airport authorities to increase rental costs or otherwise modify the economic terms of Global Blue’s concession agreements could have a material adverse effect on Global Blue’s business, results of operations and financial condition.
In certain cases, Global Blue is required to use an agent to offer TFS services. Global Blue’s agents may attempt to modify the economic terms of Global Blue’s arrangements with them, which would have the effect of lowering Global Blue’s margins. Additional airport authorities in the future may also require Global Blue to use agents, thereby lowering Global Blue’s profitability.
Global Blue operates in emerging markets and is exposed to risks associated with operating in such markets.
Global Blue operates in several emerging markets, such as Argentina, China, Colombia, Morocco, Peru, Turkey and Uruguay, and plans to expand in additional emerging markets in the future. Certain markets in which Global Blue operates or plans to operate have lower levels of economic, political and legal stability compared to Europe. These emerging market economies tend to be more volatile than the more established economies we serve in other countries, which could add volatility to our future revenue and earnings.

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
Global Blue’s business, results of operations and financial condition may be adversely impacted by the ongoing conflict between Russia and Ukraine.
The ongoing conflict between Russia and Ukraine and the subsequent related sanctions imposed by various countries have placed prohibitions on certain luxury and retail goods being sold by EU-based merchants for use in Russia and restrictions on flights to Russia has limited the ability of Russian residents to easily travel. As a result, Global Blue has seen a reduction of Russian international shoppers claiming VAT refunds outside of Russia due to the impact of travel restrictions and sanctions. During the year ended March 31, 2024, Russian resident travelers’ TFS SiS represented approximately 0.6% of total group’s SiS, which operations met applicable sanctions regulations. Future impacts on Russian international shoppers due to the conflict and resulting sanctions are difficult to predict due to the high level of uncertainty as to how the conflict and sanctions will evolve, what their respective duration will be and the ultimate resolution.
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
Global Blue has made and continues to make certain strategic arrangements with third parties. For example, in certain countries, such as Japan, Lebanon and Turkey, Global Blue is required, or Global Blue has determined that it is preferable, to partner with a local counterparty in order to grow its local operations. Local counterparties provide financial, business and public relations expertise and assist Global Blue in developing its merchant and government relationships. These arrangements are and may be developed pursuant to joint venture agreements over which Global Blue only has partial or joint control. Our partners may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals and because we may not exercise sole decision-making authority with respect to material commercial decisions under these collaborations, could result in gridlock with our partners.
The joint venture counterparties may have different business or investment strategies from Global Blue, and Global Blue may have disagreements or disputes with such parties. Global Blue’s partners may be unable, or unwilling, to fulfill their obligations under the relevant joint venture agreements and shareholder agreements, may seek to use their rights to block decisions on certain matters, such as distribution of cash, or may experience financial or other difficulties that may adversely impact Global Blue’s investment in a particular joint venture, which in turn could have a material adverse effect on Global Blue’s business, results of operations and financial condition.

Failure to identify external business opportunities or realize the expected benefits from Global Blue’s strategic acquisitions.
As part of the Company’s strategy, from time to time we acquire businesses, and enter into strategic alliances and collaborations. For example, in March 2021, the group completed the acquisition of ZigZag Global, in September 2021, the group acquired a majority stake in Yocuda and in October 2022, the group completed the acquisition of ShipUp Holding SAS. This strategy depends in part on the Company’s ability to identity strategic external business opportunities and to move forward with such opportunities on acceptable terms.
Global Blue cannot guarantee that it will be able to identify attractive targets that are a strategic fit with our business or that we will be able to agree upon acceptable terms. The Company’s ability to successfully identify and complete future acquisitions with reasonable valuations may also be affected by factors out of our control, including general market conditions, volatility in the capital and debt markets, and other macroeconomic and geopolitical risks. Furthermore, a number of the Company’s competitors expand and diversify through acquisitions, and the Company likely will experience competition in our effort to execute our acquisition strategy. As a result, the Company may be unable to continue to make acquisitions or may be forced to pay more for the companies we are able to acquire.
In addition, Global Blue cannot assure you that pre-transaction due diligence will identify all possible issues that might arise during and after the transaction. The Company’s efforts on such transactions can also divert management’s attention from the existing businesses.
Further, after an acquisition, efforts to integrate the acquired business or to achieve expected synergies may fail or may not fully meet expectations, as a result of difficulties in retaining key personnel, customers and suppliers; failure to obtain marketing approval or reimbursement within expected time frames or at all; differences in corporate culture, standards, controls, processes and policies, including with respect to compliance with legal, regulatory or Global Blue standards; or other factors. Acquisitions can also result in liabilities being incurred that were not known at the time of acquisition, or the creation of tax or accounting issues.
Furthermore, the Company cannot guarantee that the anticipated benefits of any acquisition, investment, or business relationship will materialize as intended or that no unanticipated liabilities will arise. Global Blue’s strategic alliances and collaborations with third parties may not achieve their intended goals and objectives within expected time frames, or at all. The foregoing may result in a greater than anticipated increase in the transaction, remediation, and integration costs and could discourage the Company from entering into acquisitions where the potential for such costs outweigh the perceived benefit.
Global Blue’s business is subject to risks associated with data breaches, cybersecurity incidents and other failures or incidents involving Global Blue’s information technology systems or data (or information technology systems or data upon which Global Blue relies), which could materially adversely affect Global Blue’s business, results of operations, and financial condition.
Global Blue relies on information technology systems to operate its business, including the processing of refunds and the collection, storage and processing of personal data about customers, employees, representatives of business partners, and other individuals, as well as other confidential information. Global Blue owns and manages some of these information technology systems, but also relies on third parties for a range of information technology systems and related services.
Global Blue faces evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our information technology systems and data. For example, any inadequate system design, transition to new systems or any failure of current or future information technology systems upon which Global Blue relies could impair Global Blue’s ability to receive, process and reconcile transactions, manage its compliance and risk functions, and conduct other day-to-day operations of its business. In addition, Global Blue’s information technology systems and data (some of which are managed by third parties, including Global Blue’s payment processing partners) may be vulnerable to damage, breach or interruption from a variety of sources, including inadvertent or unintentional actions by employees and attacks by malicious third parties involving computer malware (including in open-source software), social engineering/phishing, electronic break-ins, ransomware or cyber-attacks, misconfigurations, bugs, or other vulnerabilities in commercial software that is integrated into its or its vendors’ information technology systems, or the theft or corruption of confidential or personal data. Additionally, because we make extensive use of third-party suppliers and service providers, such as cloud services that support our internal and customer-facing operations, successful cyberattacks that disrupt or result in unauthorized access to third-party information technology systems can materially impact our operations and financial results. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. Moreover, any integration of artificial intelligence in our or any service providers’ operations, products or services is expected to pose new or unknown cybersecurity risks and challenges.
Threat actors are becoming increasingly sophisticated in using techniques and tools—including artificial intelligence—that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our information technology systems, data, or business. Although Global Blue has certain information security procedures and controls in place, including a third-party management program, there can be no assurance that any such procedures or controls will be sufficient to prevent any damage, breach or interruption. Further, Global Blue relies on third parties for a variety of processing activities, including with respect to the processing of third-party credit and debit card payments (including Acquirers, as described in “Global Blue’s Payments business relies on relationships with Acquirers and on the involvement of card schemes”), and while Global Blue takes steps to audit and review such third party’s information security controls and procedures, Global Blue does not have control over such third parties’ information technology systems, and any damage, breach or interruption of any third-party information technology system may have an impact on Global Blue such as its ability to receive, process and reconcile transactions, manage its compliance and risk functions, and conduct other day-to-day operations of its business.
We and our third-party providers may in the future or have in the past experienced cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any adverse impact to the availability, integrity or confidentiality of our information technology systems or data can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition. Moreover,Global Blue does not currently maintain cybersecurity insurance, and any insurance Global Blue may maintain against the risk of this type of loss in the future may not be sufficient to cover actual losses, or may not apply to the circumstances relating to any particular loss.
Global Blue is subject to complex and stringent laws, regulations and industry standards relating to privacy, data protection and information security in the jurisdictions in which Global Blue operates, and any failure by us to comply may result in significant liability, negative publicity, and/or an erosion of trust, which could materially adversely affect our business, results of operations, and financial condition.
Global Blue collects, stores, uses, transfers, transmits, discloses and processes (including through its third-party payment processors and other vendors) a significant amount of personal data, including names, addresses, email addresses, phone numbers, payment information, purchase history and passport information. As a result of this, Global Blue is subject to numerous laws, regulations and industry standards in the jurisdictions in which it operates related to privacy, data protection and information security, which may place restrictions on Global Blue’s ability to collect, store, use, transmit and process personal data and other data across its business. These laws, include the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the “GDPR”) and the Swiss Federal Act on Data Protection (“FADP”). Such laws impose detailed requirements regarding the collection and processing of personal data, including an obligation to demonstrate compliance through policies and procedures. Further, there are specific requirements for transferring personal data outside the EEA and Switzerland. There is currently legal complexity and uncertainty regarding international personal data transfers, and we expect this to continue. In particular, we expect the European Commission approval of the current EU-US Data Privacy Framework for data transfers to certified entities in the United States to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators As the regulatory guidance and enforcement landscape in relation to data transfers further develops, our business, operations and financial condition could be adversely affected and we could suffer additional costs, complaints and/or regulatory investigations or fines.We may also have to stop using certain tools and vendors and make other operational changes.
We are also subject to evolving European laws on cookies, tracking technologies and e-marketing with courts and regulatory decisions driving increased attention in this regard. These laws require informed consent for the placement of non-essential cookies or similar technologies on an individual’s device and for direct marketing, with specific conditions for obtaining valid consent, such as a prohibition on pre-checked options. In light of the complex and evolving nature of these laws and the associated regulatory landscape, there can be no assurances that we will be successful in our efforts to comply and any violations or perceived violations could result in regulatory investigations, fines, orders to cease / change our use of such technologies, as well as civil claims and reputational damage.
Global Blue is also subject to the Payment Card Industry Data Security Standards (“PCI DSS”) security standards that are applicable to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. Compliance with PCI DSS and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Global Blue partners with its third-party payment processing partners to manage compliance with PCI DSS, but despite Global Blue’s and its third-party payment processing partners’ compliance efforts, Global Blue may become subject to claims that Global Blue or its third-party payment processors have violated the PCI DSS based on past, present, and future business practices. Global Blue’s or its third-party payment processors’ actual or perceived failure to comply with the PCI DSS could subject Global Blue to reputational harm, fines, termination of banking relationships, and increased transaction fees, any of which could materially and adversely affect our business.
These and other laws, rules, regulations and industry standards and other requirements relating to privacy, data protection and information security and their interpretations continue to develop and evolve, and their uncertainty and inconsistency may increase the cost of compliance, or restrict Global Blue’s ability to offer its technology offerings in certain jurisdictions. Moreover, any failure or perceived failure by us to comply with data privacy laws, regulations, industry standards and other requirements could result in proceedings or actions against us by individuals, consumer rights groups, government agencies, or others. We could incur significant costs in investigating and defending such claims and, if found liable, pay significant damages or fines (for example, fines under the GDPR can amount to the greater of EUR20 million (for the EU GDPR) or £17.5 million (for the UK GDPR) or 4% of the total worldwide annual turnover of the preceding financial year) or be required to make changes to our business. Further, these proceedings and any subsequent adverse outcomes may subject us to significant negative publicity and an erosion of trust. If any of these events were to occur, it could cause reputational harm or adversely affect Global Blue’s business, financial condition and results of operations.
Global Blue’s Payments business relies on relationships with Acquirers and on the involvement of card schemes.
Global Blue’s Payments business relies on relationships with Acquirers, which are financial institutions that process credit or debit card payments on behalf of a merchant, and growth in Global Blue’s Payments business is derived primarily from establishing new relationships with Acquirers. Global Blue may experience attrition and a consequent decline in the volume of currency conversion transactions it processes as a result of several factors, including transfers of their accounts to Global Blue’s competitors, unsuccessful contract renewal negotiation and account closures. The loss of existing relationships, or a sufficient number of key Acquirers could negatively impact Global Blue’s business. Acquirers involved in Global Blue’s Payments business may also take advantage of increasing levels of competition to raise their percentage of revenue sharing, thereby reducing Global Blue’s profitability.
Global Blue’s Payments business also depends on the involvement of card schemes, such as Visa or MasterCard, which act as intermediaries between Acquirers. If there is an increase in the prevalence of foreign exchange cards, which aim to provide currency conversion services at better foreign exchange rates or with lower fees than traditional cards, the number of travelers using Global Blue’s Payments business could decrease. In addition, the relationship with providers of card schemes is similarly important and any deterioration or termination of such relationships could negatively impact Global Blue’s Payments business. For example, if card schemes, such as Visa or MasterCard, decided to cease allowing Global Blue’s Dynamic Currency Conversion (“DCC”) services, the results of Global Blue’s Payments business would be adversely affected. An increase in fees charged by card schemes in connection with currency conversion transactions may reduce Global Blue’s margins or compromise Global Blue’s Payments business model.
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
Global Blue’s Payments business may be subject to reputational risks in the event of adverse publicity relating to certain products that Global Blue offers, such as DCC. Further, there is a risk that international shoppers no longer utilize Global Blue’s DCC offerings, which could have a material adverse effect on Global Blue’s business, financial condition, results of operations and prospects.
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

Risks associated with climate change and environmental, social and governance (“ESG”) issues may have an adverse effect on the Company’s business, financial condition and results of operations and damage Global Blue’s reputation.
Global Blue operates in countries, states and regions in which many of our businesses, and the activities of many of our customers and clients, are exposed to the adverse impacts of climate change, as well as to uncertainties related to the transition to a low-carbon economy. We believe that climate change presents both immediate and long-term risks to us and our customers and clients, with the risks expected to increase over time.
Even as regulators begin to mandate additional disclosure of climate-related information by companies across sectors, there may continue to be a lack of information required for more robust climate-related risk analyses. Third-party exposures to climate-related risks and other data generally are limited in availability and variable in quality. Modeling capabilities to analyze climate-related risks and interconnections are improving but remain incomplete. Legislative or regulatory uncertainties and changes regarding climate-related risk management and disclosures are likely to result in higher regulatory, compliance, credit, reputational and other risks and costs. In addition, the Company could face increased regulatory, reputational and legal scrutiny as a result of its climate risk, sustainability and other ESG-related activity or inactivity.
Additionally, customers, investors, employees and other stakeholders are increasingly focused on ESG practices, including with respect to global talent, cybersecurity, data privacy and protection and climate change. If Global Blue does not adapt to and comply with new laws and regulations or changes to legal or regulatory requirements concerning ESG matters, or if it fails to meet rapidly evolving investor, industry or stakeholder expectations and standards, Global Blue’s reputation may be harmed. Further, we may experience additional scrutiny or backlash from customers, partners, media, government entities, and other stakeholders if they perceive us not to have responded appropriately with respect to ESG matters. In addition, current and emerging legal and regulatory requirements with respect to ESG (e.g., disclosure requirements) may result in increased compliance requirements on our business and supply chain, which may increase our operating costs and cause disruptions in our operations.
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
Global Blue’s business is subject to anti-money laundering, economic and trade sanctions and anti-bribery regulations and related compliance costs and third-party risks.
Global Blue’s business is subject to anti-money laundering and anti-bribery laws and regulations in the jurisdictions in which Global Blue operates, such as the United States’ Foreign Corrupt Practices Act. In addition, Global Blue is subject to economic and trade sanction laws and regulations including those administered and enforced by the Office of Foreign Assets Control (“OFAC”) of the Department of the Treasury in the United States,

His Majesty’s Revenue and Customs in the United Kingdom and regulations enacted by the EU’s Common Foreign & Security Policy and the United Nations Security Council.
Equivalent or similar legislation exists in other countries where Global Blue conducts business. These laws and regulations restrict Global Blue from engaging in certain types of transactions and dealings (including transmitting money to) certain countries, territories, governments, or persons.
Fines and penalties, which may include the shutting down of operations or central banks limiting Global Blue’s ability to source currency, could be imposed in the various countries in which Global Blue operates, and more stringent sanctions, anti-bribery or anti-money laundering (“AML”) legislation, including “know your customer” requirements, could impose considerable obligations on Global Blue, create increased reporting obligations and trigger the need for increased resources devoted to AML or other compliance functions. The evolution of this regulatory regime has generally brought about more aggressive investigations and enforcement, which, if targeted towards Global Blue, could materially adversely impact its business. Global Blue’s internal policies mandate compliance with AML, economic and trade sanctions, and anti-bribery laws, but Global Blue’s compliance policies and training efforts may not always prevent bad acts or errors committed by Global Blue’s employees or joint venture partners and their employees. For example, if one of Global Blue’s joint venture partners or employees were to bribe a government official in connection with any government award of a TFS license or agreement, Global Blue would be in violation of anti-bribery regulations. Additionally, there is a risk that Global Blue could violate AML regulations by allowing fraudulent VAT refunds to be claimed by not sufficiently checking that the tax-free form was properly issued or validated or not sufficiently checking that the merchant was a genuinely established enterprise. Any failure, or suspected failure, by Global Blue to comply with its obligations relating to AML, economic and trade sanctions or anti-bribery laws, could not only have a material adverse effect on its business, results of operations and financial condition, including as a result of civil and criminal penalties, but could also have a material adverse effect on its reputation and goodwill.
Global Blue is subject to risks relating to the failure or inability to maintain, protect or enforce its rights in its intellectual property.
Global Blue’s success depends to a significant degree upon its ability to protect and preserve the proprietary aspects of its services and processes. Global Blue relies on a combination of patent, trademark, trade secret and other intellectual property laws in the jurisdictions in which it operates to protect its intellectual property and proprietary rights, including in APAC, where Global Blue has deployed some of its most advanced digital TFS solutions. Global Blue also relies on confidentiality, non-disclosure and intellectual property assignments and other contractual arrangements with its employees, customers and partners to protect its intellectual property and proprietary rights. While it is Global Blue’s policy to protect and defend its rights to intellectual property, Global Blue cannot predict whether the measures that it has taken will be adequate to prevent infringement, misappropriation, dilution or other violations of Global Blue’s intellectual property and proprietary rights or that Global Blue will be able to successfully enforce its rights. Third parties may also independently develop similar or superior technology to Global Blue’s proprietary offerings. Any failure to protect Global Blue’s intellectual property and proprietary rights or unauthorized use of any such intellectual property or proprietary rights for any reason could substantially harm its business, financial condition and results of operations.
Third parties may assert that the operation of Global Blue’s business and its systems or products infringe, misappropriate or otherwise violate their proprietary rights. They may also assert such claims against Global Blue’s customers. If Global Blue does infringe a third party’s rights and is unable to provide a sufficient workaround, it may need to negotiate with holders of those rights to obtain a license to those rights or otherwise settle any infringement claim, as a party that makes a claim of infringement against Global Blue may obtain an injunction preventing it from distributing products containing the allegedly infringing technology. As the number of products and competitors in the market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Even if Global Blue believes such claims are without merit, such infringement claims may cause Global Blue to incur significant costs in defending those claims, and as a result of any such claims, Global Blue may be required to discontinue use of any infringing technology, expend resources to develop non-infringing technology or purchase licenses or pay royalties for other technology. Should any of these risks materialize, they could have a material adverse effect on Global Blue’s business, results of operations and financial condition.
Global Blue is subject to risks relating to its use of open-source software.
Global Blue uses open source software in connection with its technology offerings and systems and anticipates using open source software in the future. In addition, Global Blue and/or its employees may contribute to open source projects or release internal software projects under open source licenses. Some open source software licenses may require the source code that is developed using open source software be made available to the public on unfavorable terms or at no cost, and that any modifications or derivative works to such open source software continue to be licensed under such open source licenses. As a result, Global Blue may face claims from external parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that Global Blue developed using such software (which could include Global Blue’s proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license which could result in litigation and/or substantial costs to defend and resolve. In addition to risks related to license requirements, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protection regarding infringement claims or the quality or security of the code. Any of the foregoing risks can be difficult to eliminate or manage, and could have a material adverse effect on Global Blue’s competitive position, business, financial condition and results of operations.
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
Seasonality may cause our operating results to fluctuate from quarter to quarter.
The Company experiences seasonality, with the summer months typically being a high season of travel, resulting in increased working capital needs. As a result, our revenues earned in the second financial quarter of the year will usually be greater than other quarters of the financial year. Quarters where transaction activity drops generally reduces the level of revenues that we record. See “Item 5. Operating and financial review and prospects - B. Liquidity and capital resources—Net Working Capital” for further details. As a result, it may be difficult to forecast Global Blue’s results of operations accurately, and there can be no assurance that the results of any particular quarter or other period will serve as an indication of the Company’s future performance.
Global Blue’s estimates of the total addressable market, current market, market opportunity, and potential for market growth may prove to be inaccurate, which could impact the Company’s predicted operations.
We cannot guarantee that estimates and forecasts we rely upon in this Annual Report relating to the size, composition, and expected growth of our target market will prove to be accurate. Any market opportunity estimates or growth forecasts are based on assumptions and estimates that may not come to fruition or prove to be accurate, subjecting such predictions to uncertainty. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this Annual Report, see “Item 4 Information on the Company - Business Overview”.

Risks Related to Financial Matters and Global Blue’s Capital and Corporate Structure
Failure to comply with the covenants or other obligations contained in the Facilities Agreement could result in an event of default, and any failure to repay or refinance the outstanding debt under the Facilities Agreement when due could have a material adverse effect on Global Blue.
Global Blue has incurred substantial indebtedness. As of March 31, 2024, the Company’s long term gross debt amounted to EUR586.2 million. If there were an event of default under the Facilities Agreement that is not cured or waived in accordance with the terms of the Facilities Agreement, the lenders under the Facilities Agreement could terminate their commitments to lend and cause all amounts outstanding with respect to the loans granted under the Facilities Agreement to become due and payable immediately and/or exercise their rights and remedies under the security documents. Global Blue’s assets and cash flow may not be sufficient to fully repay Global Blue’s outstanding debt under the Facilities Agreement when due, whether upon an acceleration of the loans granted under the Facilities Agreement or on the maturity date of any of the loans granted. Certain assets including the shares and material bank accounts of certain of Global Blue’s material subsidiaries serve as security to secure the obligations under the Facilities Agreement and, upon an acceleration of the Facilities Agreement, the secured parties may enforce such security and exercise rights and remedies under such security documents including to sell, appropriate or otherwise dispose of such assets in order to generate proceeds to repay any outstanding indebtedness under the Facilities Agreement. Upon an acceleration of the Facilities Agreement or upon the final maturity date of the Facilities Agreement, there can be no assurance that Global Blue will be able to refinance the Facilities Agreement or that Global Blue’s assets, including those that serve as security for outstanding indebtedness, would be sufficient to repay that indebtedness in full and allow Global Blue to continue to make the other payments that Global Blue is obliged to make, which would impair Global Blue’s ability to run Global Blue’s business, could result in insolvency proceedings or reorganization and could result in investors losing all or a significant portion of their investment. In addition, a default under the Facilities Agreement could result in a default under Global Blue’s other financing arrangements and could cause or permit lenders under those other financing arrangements to accelerate such financing arrangements, causing the amounts owed under those arrangements to become immediately due and payable, which could have a material adverse effect on Global Blue’s business, results of operations and financial condition. For more information regarding the Facilities Agreement, see “Item 5. Operating and financial review and prospects - B. Liquidity and capital resources”.
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
The Facilities Agreement contains covenants and undertakings. These undertakings restrict or limit, among others, Global Blue’s ability to incur additional indebtedness, Global Blue’s ability to create security, Global Blue’s ability to dispose of assets and Global Blue’s ability to merge or consolidate with other entities (in each case subject to a number of important exceptions and qualifications). In addition, the Company may be required to satisfy a springing financial covenant. If Global Blue breaches any of the covenants with respect to the Facilities Agreement and Global Blue is unable to cure the breach within any applicable grace period specified in the Facilities Agreement (to the extent the breach is capable of being cured) or to obtain a waiver from the relevant lenders, Global Blue would be in default under the terms of the Facilities Agreement. See “Operating Results”.
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
Global Blue requires cash to service its debt, and its ability to generate cash depends on many factors beyond the Company’s control. Any failure to meet its debt service obligations could materially adversely affect the business, results of operations and financial condition.
Global Blue’s ability to make payments on and to refinance its indebtedness and to fund working capital needs and planned capital expenditures will depend on its ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, business, legislative, regulatory and other factors that are beyond our control.

If the business does not generate sufficient cash flow from operations or if future borrowings are not available to the Company in an amount sufficient to enable us to pay its indebtedness or to fund its other liquidity needs, Global Blue may need to refinance all or a portion of its indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on its operations. In addition, the Company may not be able to effect any of these actions, if necessary, on commercially reasonable terms or at all. Global Blue’s ability to restructure or refinance its indebtedness will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of its debt could be at higher interest rates and may require the Company to comply with more onerous covenants, which could further restrict its business operations. The terms of existing or future debt instruments, including the Facilities Agreement, may limit or prevent Global Blue from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on outstanding indebtedness would likely result in a reduction of the Company’s credit rating, which could harm its ability to incur additional indebtedness on commercially reasonable terms or at all. Global Blue’s inability to generate sufficient cash flow to satisfy its debt service obligations, or to refinance or restructure its obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on the Company’s business, results of operations and financial condition, as well as on its ability to satisfy its obligations in respect of the Facilities Agreement.

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
Sustained financial market illiquidity, or illiquidity at our financial institutions, could adversely affect Global Blue’s business, financial conditions and results of operations.
Global Blue’s business requires access to liquidity and banking facilities to undertake its day-to-day operations and to fund growth. We face certain risks in the event of a sustained deterioration of financial market liquidity, as well as in the event of sustained deterioration in the liquidity of, or the failure of, our financial institutions. Furthermore, in the event of a failure at a commercial bank where we maintain our deposits, we may incur a loss to the extent such loss exceeds the insurance limitation. If financial liquidity deteriorates, there can be no assurance we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.
Global Blue is exposed to interest rate risks.
Part of Global Blue’s existing and future debt and borrowings carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates. As of March 31, 2024, all of Global Blue’s long-term interest-bearing loans carried floating interest rates. While Global Blue currently has an interest rate swap in place for 50% of the term loan (amounting to EUR305 million) expiring in January 2026, adverse fluctuations and increases in interest rates, to the extent that they are not hedged, could have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition.
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
Global Blue’s main transaction risks arise from funding activities and transactions between Global Blue group entities with different functional currencies. Exposures are in the form of cash pools as well as intra-group trade payables and receivables. Global Blue’s largest exposures for the financial year ended March 31, 2024 were to the Japanese yen, Australian dollar and US dollar and for the financial year ended March 31, 2023 were to the Australian dollar, British pound and US dollar. While we have in the past entered, and may in the future enter, into foreign currency forward contracts to hedge foreign currency exposure, we cannot be certain that these arrangements will be effective in managing Global Blue’s foreign currency exposure. Volatility in these currencies may therefore impact Global Blue’s results of operations if not properly managed. Adverse currency movements could result in a material adverse effect on Global Blue’s business, results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Global Blue’s consolidated financial statements include significant intangible assets which could be impaired.
Global Blue carries significant intangible assets on its balance sheet. As of March 31, 2024, the intangible assets on Global Blue’s balance sheet totaled EUR611.1 million, including EUR512.2 million of goodwill, EUR70.3 million of software, EUR18.6 million of trademarks and EUR4.2 million of customer relationships relating mainly to the acquisition of Global Blue by Silver Lake and Partners Group AG (“Partners Group”) in 2012, as well as Global Blue’s acquisition of Currency Select Pty Limited (previously Travelex Outsourcing Pty Limited) (“Currency Select”) in 2017, ZigZag in 2021, and ShipUp in 2022.
Pursuant to current accounting rules, Global Blue is required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of Global Blue’s goodwill may no longer be recoverable and Global Blue would be required to record an impairment charge, which would have a negative impact on the Company’s results of operations. Global Blue assessed its goodwill for impairment as of the most recent reporting date of March 31, 2024.
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
The stock markets experience volatility that is often unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of the Company’s ordinary shares and, as a result, there may be significant volatility in the market price of its ordinary shares. Separately, if the Company is unable to operate as profitably as investors expect, the market price of our ordinary shares will likely decline when it becomes apparent that the market expectations may not be realized. In addition to operating results, many economic and seasonal factors outside of the Company’s control could have an adverse effect on the price of our ordinary shares and increase fluctuations in its earnings. These factors include certain of the risks discussed in this Annual Report, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, change in government regulation, foreign currency fluctuations and uncertainty in tax policies, the possible effects of war, terrorist and other hostilities, other factors affecting travel and traveler shopping (including pandemics), adverse weather conditions, changes in general conditions in the economy or the financial markets or other developments affecting the luxury goods retail industry. For these reasons, you should not rely upon period-to-period comparisons of the Company’s financial results to forecast future performance, as our revenues, operating results and quarterly cash flow may vary significantly.
Silver Lake is able to exert control over Global Blue. The interests pursued by Silver Lake could differ from the interests of Global Blue’s other security-holders.
Silver Lake beneficially owns approximately 60.9% of our ordinary shares. Due to its large shareholdings, Silver Lake is able to exert control in the general meeting of Global Blue shareholders and, consequently, on matters decided by the general meeting, including the appointment of members of the Board of Directors, the payment of dividends and any proposed capital increase. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our ordinary shares. In addition, the interests pursued by Silver Lake could differ from the interests of Global Blue or Global Blue’s other security-holders. For example, Silver Lake is in the business of making investments in companies and Related Party Transactions may from time to time acquire and hold interests in businesses that compete directly or indirectly with Global Blue. Alternatively, Silver Lake may also pursue acquisition opportunities that may be complementary to Global Blue’s business and, as a result, such acquisition opportunities may not be available to the Company. See “Major Shareholders and “Related Party Transactions” for a description of certain arrangements regarding the relationship between the Company and Silver Lake.
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
Global Blue is an “emerging growth company,” as defined in the JOBS Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Global Blue cannot predict if investors will find its shares less attractive because it will rely on these exemptions, including delaying adoption of new or revised accounting standards until such time as those standards apply to private companies and reduced disclosure obligations regarding executive compensation. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market and the price of the Company’s securities may be more volatile. Global Blue may take advantage of these reporting exemptions until it is no longer an “emerging growth company”. Global Blue will remain an “emerging growth company” until the earlier of (1) the last day of the financial year (a) following the fifth anniversary of the completion of the Far Point Acquisition Corporation (“FPAC”) IPO, (b) in which it has total annual gross revenue of at least US$1.235 billion, or (c) in which it is deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds US$700 million as of the last day of the second financial quarter of such financial year, and (2) the date on which it has issued more than US$1.0 billion in non-convertible debt during the prior three-year period.
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
We may from time to time repurchase or redeem our ordinary shares, Series A Preferred Shares, Series B Preferred Shares and Global Blue Warrants. Under present Swiss tax law, repurchases of shares for the purposes of capital reduction are treated as a partial liquidation subject to 35% Swiss withholding tax on the difference between the par value and the repurchase price. Accordingly, the Company may not be able to repurchase shares for the purposes of capital reduction without subjecting shareholders to Swiss withholding taxes. See “Taxation”.
Risks Related to the Company’s Securities
Global Blue Warrants will become exercisable for ordinary shares and Series A and B Preferred Shares will be convertible into ordinary shares, which would increase the number of securities eligible for future resale in the public market and result in dilution to our shareholders, and may adversely affect the market price of our ordinary shares.
Outstanding Global Blue Warrants to purchase an aggregate 30,735,950 ordinary shares of the Company are exercisable at a price of US$11.50 per share, subject to adjustments. The Global Blue Warrants will expire on August 28, 2025 at 5:00 p.m. New York City time, or upon an earlier redemption. In addition, a total of 17,684,377 Series A Preferred Shares, excluding 236 Series A Preferred Shares held in treasury, and 22,023,529 Series B Preferred Shares are currently convertible into ordinary shares, under certain circumstances, on a cashless and one-for-one basis. Global Blue is also obligated, subject to applicable law, to declare and pay annually to holders of the Series B Preferred Shares an in-kind dividend of additional Series B Preferred Shares representing 5% of the then-outstanding Series B Preferred Shares, which, upon issuance, will be convertible into ordinary shares on the same terms described above. To the extent such Global Blue Warrants are exercised or Series A Preferred Shares or Series B Preferred Shares are converted, additional ordinary shares will be issued, which will result in dilution to the holders of ordinary shares and increase the number of securities eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.
Additionally, we may issue ordinary shares in connection with, or pursuant to exercise of grants under, the 2019 Employee Share Option Plan and the Management Incentive Plans. The ordinary shares that we issue would dilute the percentage ownership held by the investors who purchase ordinary shares in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of ordinary shares issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our ordinary shares. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Our ordinary shares rank junior to the Series A Preferred Shares and Series B Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation.
Our ordinary shares rank junior to the Series A Preferred Shares and Series B Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation. This means that, unless dividends have been declared and paid, or set aside for payment, on all outstanding Series A Preferred Shares and Series B Preferred Shares, no dividends may be declared or paid on our ordinary shares. Likewise, in the event of our liquidation, no distribution of our assets may be made to holders of our ordinary shares until we have paid to (i) holders of the Series A Preferred Shares liquidation proceeds equal to the higher of US$10.00 per share and the amount that such Series A Preferred Share would have conferred had it been converted into an ordinary share immediately prior to liquidation and (ii) holders of the Series B Preferred Shares liquidation proceeds equal to the higher of US$8.50 per share and the amount that such Series B Preferred Share would have conferred had it been converted into an ordinary share immediately prior to liquidation.
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
The trading market for our ordinary shares is expected to be influenced in part by the research and reports that securities or industry analysts publish about our company and business. Global Blue currently expects that securities research analysts will establish and publish their own periodic projections for its business. These projections may vary widely and may not accurately predict the results Global Blue actually achieves. The Company’s ordinary share price may decline if actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports downgrades the Company’s securities or publishes inaccurate or unfavorable research about Global Blue’s business, the Company’s ordinary share price could decline. If one or more of these analysts ceases coverage or fails to publish reports regularly, the Company’s ordinary share price or trading volume could decline. While the Company expects research analyst coverage of the Company, if no analysts commence coverage of Global Blue, the trading price and volume for the Company’s ordinary shares could be adversely affected.
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
The Company’s articles of association (the “Articles of Association”) contain provisions that may discourage unsolicited takeover proposals that shareholders of the Company may consider to be in their best interests. In particular, the Articles of Association contain a provision which requires approval by the majority of votes present at (i) a special meeting of the Series A Preferred Shares where the holders of the Series A Preferred Shares would receive less than US$10 per Series A Preferred Share in connection with a merger or public tender offer when shareholder approval is required as a condition to the offer and (ii) a special meeting of the Series B Preferred Shares where the holders of the Series B Preferred Shares would receive less than US$8.50 per Series B Preferred Share in connection with a merger or public tender offer when shareholder approval is required as a condition to the offer. Other provisions in the Articles of Association and Swiss law include the requirement for the affirmative vote of holders of at least two-thirds of the represented shares and the absolute majority of the represented nominal value of the shares at a general meeting of shareholders to amend provisions therein that affect certain shareholder rights or the Company’s ability to enter into certain transactions. These provisions could limit the price investors might be willing to pay for the Company’s securities.

If Global Blue fails to maintain an effective system of internal controls, Global Blue may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect its business and the price of its securities.
As a public company in the U.S., we have significant requirements for enhanced financial reporting and internal controls. Effective internal controls over financial reporting are necessary for Global Blue to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud.
If we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, we may not be able to accurately or timely report our financial information and such failure could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of its financial information, which could negatively affect the market price of its securities. Any such action could negatively affect Global Blue’s results of operations and cash flows.
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

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

Global Blue Group Holding AG with its commercial name Global Blue (previously called Global Refund) was incorporated on December 10, 2019, is headquartered in Zürichstrasse 38, 8306 Brüttisellen, Switzerland (telephone +41 22 363 77 40) governed by Swiss laws, has been a leader in Tax Free Shopping (TFS) services (based on Sales in Store) since it pioneered the concept with its first incorporation in 1980 in Sweden, and maintains a large market share in the segment. Throughout the 1980s and 1990s, Global Blue expanded into 16 new countries, including France, Germany, Spain, Switzerland and, in 1993, Singapore, which was Global Blue’s first expansion beyond Europe. In 2001, Global Blue launched its Dynamic Currency Conversion (DCC) service and moved its corporate headquarters from Sweden to Switzerland. During the 2000s, Global Blue accelerated its global expansion, with TFS and DCC operations launched in several markets throughout Europe, Asia and the Americas, including Argentina and South Korea.
Global Blue was acquired by funds and investment vehicles directly or indirectly managed and/or advised by Silver Lake and Partners Group in 2012.
Over the past few years, Global Blue has continued to grow, launching TFS operations in a number of new markets, including the Bahamas and Japan. In 2016, Global Blue expanded its DCC business with the acquisition of Currency Select, allowing Global Blue to introduce its business to new markets in APAC, and expand its payments proposition beyond DCC into what is today known as the Payments business.

In 2020, Global Blue became a publicly-traded company on the NYSE through a merger with FPAC, a transaction co-sponsored by the institutional asset manager Third Point and former NYSE President Thomas W. Farley.
In 2020, Global Blue decided to diversify its business with the introduction of the new segment called Post-Purchase Solutions (“PPS”). This has led to the acquisitions of ZigZag in 2021, a 56% stake in Yocuda in September 2021 (which was increased to 78% in March 2024, following the partial exercise of the associated put options) and a 75% stake in ShipUp in October 2022 (which was increased to 100% by March 2024, following the exercise of call options). These companies offer complementary services to those of TFS and Payments to merchants, as detailed below.
Our website is www.globalblue.com, on which we make available, free of charge, our Annual Reports on Form 20-F, Reports on Form 6-K and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Additionally, we use our website to distribute other company information. The information we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 20-F. In addition, the SEC maintains an internet site at www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC.

B. Business overview
Global Blue serves as a strategic technology and payments partner for retailer effectiveness and shopper experience. Global Blue is the global leader in tax-free shopping, with an approximately 70% market share in the tax-free shopping segment and more than three times the size of its next largest competitor by market share. In addition to tax-free shopping services, Global Blue also offers payment solutions, including a range of FX Solutions, for which Global Blue is a leading provider. Global Blue also provides post-purchase solutions aimed to improve the experience of both domestic and e-commerce shoppers, and has also internally developed additional growth products, including solutions focusing on the hospitality and retail industry, data analytics as well as digital marketing. Global Blue operates across more than 50 countries and has enabled millions of shoppers to claim VAT refunds on international shopping or complete international transactions in their home currency. At its core, Global Blue is a technology platform that serves a network of more than 400,000 merchant stores globally through its TFS, Payments and Post Purchase Solutions (PPS) segments, facilitating millions of transactions and delivering economic benefits to a complex ecosystem of merchants, shoppers and customs and tax authorities.
Global Blue is strategically positioned within the retail and travel ecosystem that connects merchants, shoppers and customs and tax authorities, which enables continued product development and affords optionality.
With a presence in over 50 countries across the Americas, Europe, Middle East, Africa and Asia Pacific, Global Blue’s global geographic coverage enables it to provide one-stop TFS services to merchants on a global scale. This, along with its attractive value proposition, have enabled it to become a mission-critical partner to its merchant network. It has developed a wide range of long-standing relationships, with an average tenure among its top 20 TFS merchants of more than 20 years. For the last four financial years ended March 31, 2024, its average Gross Retention Rate and Net Retention Rate within the TFS segment was 99.4% and 102.8%, respectively.
In addition to its clear leadership in the tax-free shopping segment, Global Blue is also a leading FX solutions partner for Acquirers and payment service providers, with approximately 20% market share. As one of the only three payment-agnostic FX solution providers, it has built a broad network that includes more than 50 Acquirers, more than 75,000 merchant (POS) and more than 100,000 ATMs across Europe and Asia Pacific. For the last four financial years ended March 31, 2024, its average Gross Retention Rate and Net Retention Rate within the Payments segment was 98.2% and 104.7%. In addition, Global Blue offers complementary payment capabilities such as financial processing and switching solutions, including full payment capabilities in Australia for more than 400 hotels.
Global Blue’s in-house, cloud-based technology platform has been designed to manage significant complexity in an efficient manner, founded on the principals of scalability, agility, resilience and security. This platform is the most comprehensive integrated network within the tax-free shopping industry, from front-end integration with POS and PSP to back-end integration with payment providers, allowing Global Blue to connect all of the stakeholders in its TFS ecosystem in order to facilitate payments and transaction processing. In addition, Global Blue’s technology platform is designed to meet ever-changing regulatory requirements and supports digitalization of the tax-free shopping process. With the historical investments that Global Blue has made in its platform, Global Blue has little technical debt and does not expect significant capital expenditure requirements going forward.
Our Strengths
We believe the following competitive strengths have been instrumental in our success and position us for future growth:
A global leader in certain core markets, with increasing new clients, strategically positioned within an established vertical
As the pioneer in technology for tax-free shopping, Global Blue is widely regarded as experts in this segment, with expertise in compliance across over 40 TFS countries, and Global Blue collaborated with multiple governments on the benefits of adopting VAT refund schemes and digital export validation.
Proven and accelerating recovery underway
Global Blue has seen a strong recovery of its business since the COVID-19 pandemic, evidenced by Adjusted EBITDA reaching EUR148.7 million for the financial year ended March 31, 2024. All nationalities, except Mainland Chinese and Russia, are well above levels seen in the fiscal year ended March 31, 2019. The material rebound and continued improvement in recovery highlights the strong willingness and affinity to travel and shop, once all forms of travel restrictions were removed.
The remaining origin nationality to recover is Mainland Chinese; when compared to the twelve months ended December 31, 2019, Mainland China SiS reached 70% in Europe and 127% in APC for the month of March 2024. The recovery into Europe is impacted by slower recovery in certain airline routes, visa processing times and capacity, and tour groups offer; as a result, we expect the recovery to be more gradual than that witnessed by other origins, representing a more medium-term tailwind.
Enduring secular growth drivers
Global Blue’s business model is well-placed to benefit from three powerful secular tailwinds that are expected to support the growth of Global Blue business: these being (i) overseas luxury market growth; (ii) favorable VAT dynamics; and (iii) digitalization of the end-to-end TFS process. As a result of these long-term external factors, Global Blue TFS SiS increased 15% between April 1, 2010 and December 31, 2019 (prior to the COVID-19 pandemic), while the domestic luxury market and the overseas TFS luxury market increased at a CAGR of 6% and 10%, respectively, between calendar years 2009 and 2019; for further details see “Key Factors Affecting Global Blue’s Business and Results of Operations”.
Additional growth products boosting long-term growth
Global Blue has continued to successfully execute on its strategic objective of increasing its relevance to retailers and acquirers and expanding its reach to also include domestic markets and shoppers. In the last few years, Global Blue has launched a number of initiatives and made over EUR100 million of organic (in existing business) and inorganic (in new business) investments to achieve this objective. This includes Post Purchase Solutions and initiatives related to TFS (data and digital marketing), and to payments (hospitality and retail gateway). We are able to leverage our existing broad access to, and strong relationships with, key decision-makers at our retail partners, for an efficient go-to-market motion for these new initiatives. These initiatives have delivered strong early proof points and we believe they will provide us with tangible future long-term growth.
Attractive financial model, delivered by an experienced management team
Global Blue’s business model has historically delivered through-the-cycle top-line growth, margin expansion and strong cash flow conversion. Between the financial year ended March 31, 2010 through the calendar year ended December 31, 2019, Global Blue SiS grew at a CAGR of 15%, increasing from EUR6 billion to EUR24 billion. Additionally, over the same period, Global Blue revenue grew at an 11% CAGR, increasing from EUR160 million to EUR438 million, which exceeds the growth in the domestic and extra-regional luxury markets during the same period.
Global Blue’s strong cash conversion is underpinned by its neutral-to-positive working capital requirement and low and predictable capital expenditure. It also benefits from meaningful operating leverage and a scalable cost base, as evidenced by the significant expansion in Adjusted EBITDA Margin from 23% for the financial year ended March 31, 2010 to 42.8% for the calendar year ending December 31, 2019. During this period, Adjusted EBITDA grew at a CAGR of 18%, increasing from EUR36 million to EUR187.3 million
Global Blue is led by a committed and highly experienced management team, with an average of more than 10 years of experience working at Global Blue and in that time, has driven strategic and transformational initiatives across our operations and sales to accelerate growth and product development, including successfully leading Global Blue through the COVID-19 pandemic. We believe our management team has the vision and experience to successfully implement our business strategies to achieve sustainable, long-term growth.
Our Strategies
Global Blue believes that its competitive strengths and technology leadership have positioned it well to capitalize on the volume and revenue growth opportunities resulting from the underlying macroeconomic drivers. Global Blue intends to continue to grow its business by pursuing the following strategies:
Tax Free Shopping
Collaboration with governments to expand the eligible TFS segment
As the leading global TFS provider and pioneer, Global Blue has a track-record of entering in new countries, with seven opened between 2009 and 2019 (contributing 2.4% in Sales in Store CAGR over that period) and another three from 2020 to date. Today, over 100 countries with VAT have not yet introduced a VAT refund scheme for tourists. Global Blue continues to engage in dialogue with governments, customs and authorities in countries without VAT refund schemes to advocate for their benefits. In addition, Global Blue aims to expand the scope of VAT refund schemes, either by advocating for a reduction in minimum purchase amounts or an expansion in the scope of eligible goods and shoppers, as these policy changes would increase the attractiveness of the country as a shopping destination. Global Blue believes its efforts will help expand the total addressable market, increase the number of transactions it processes and improve its business and results of operations.
Enhancement of the shopper experience to increase TFS segment penetration
For the financial year ended March 31, 2024, Global Blue’s Success Ratio was 56% on a TFS SiS basis. There is a substantial opportunity for increased penetration through various measures, including addressing the lack of awareness or reducing the perceived friction points throughout the customer journey.

(1) Calculation based on a sample of 103 brands covering 27% of FY23/24 SIS. Success ratio excludes Russia and UK
Within stores, Global Blue aims to continue rolling out its digital-issuing solutions with payment service providers (PSP) or customer relationship management integration, in order to automatically identify international shoppers and prompt the merchant staff to issue a tax free form. This has helped increase TFS awareness and resulted in increased issuance of tax free forms; for example, between the financial year ended March 31, 2020 and March 31, 2024, we improved the Issue Ratio among U.S. shoppers by 8 percentage points.
In addition, Global Blue plans to continue encouraging shoppers to complete the TFS refund process via digital interactions, such as through MCC and the Traveler App, and to expand digital validation coverage. It also plans to continue increasing the number of post-purchase physical touchpoints, such as through VIP lounges and refund points. Global Blue will continue to work closely with our stakeholders to design the tools and technologies required to improve the overall TFS process and drive higher success ratios, which will in turn help enhance our overall growth prospects and value propositions.
Capture incremental market share
As a first-mover in digitalization, and augmented by its new account management approach, Customer Value Creation (“CVC”), Global Blue is well-positioned to continue to gain market share. This position, along with its attractive value proposition, have enabled Global Blue to become the leader in tax-free shopping, becoming a mission-critical partner to its merchant network.
Global Blue has the advantage of being a first-mover in tax-free digitalization, including assisting customs authorities and merchants in the early stages of a transition to digital export validation. The Global Blue SiS that were digitally validated in the financial year ended March 31, 2024 reached 84% in total, excluding the UK and Russia. Global Blue believes there is further potential to increase its TFS segment share. We intend to continue to advocate for digital export validation in other regions, with the support of case studies and analysis from countries that have already adopted digital export validation. In parallel, we intend to engage with our merchant partners to promote solutions compliant with the digital export validation process. Once digital export validation and associated solutions are implemented, Global Blue will work with merchants to provide them with digital features that are designed to optimize their operational efficiency, including POS and PSP integrations, MCC and the Traveler App, as well as early in-store refund options. By assisting customs, authorities and merchants in the early stages of a transition to digital export validation, Global Blue seeks to establish itself as a trusted partner rather than a service provider.
Optimization of refund mix
Global Blue has introduced multiple initiatives over the last few years to accelerate the shift from airport refunds to lower-cost card refunds outside refund points, which are associated with lower costs. Global Blue estimates that every 10 percentage point shift from airport to card refunds outside refund points results in a EUR7.0 million reduction in refund costs. Card refunds outside refund points increased 17 percentage points, from 37% to 54%, between the financial year ended March 31, 2020 and the financial year ended March 31, 2024. This shift has been supported both by increased mandatory digital TFS adoption across countries, as well as Global Blue’s continued roll-out of payment integration to increase credit card capture in the store, which enables non-cash refunds. We expect to continue to see an increasing proportion of card refunds outside refund points, which will further improve our profitability.
Payments
Global Blue believes that there are meaningful opportunities to grow the FX Solutions business by:
•Gaining new Acquirers: Global Blue has signed 8 new Acquirers over the last four years. Global Blue aims to continue gaining new Acquirers by fulfilling their needs to find new revenue sources to compensate acquiring margin compression.
•Cross-selling to existing Acquirers: Global Blue estimates that only 18% of Acquirers utilized more than two of its FX Solutions channels (i.e., POS, ATM and e-commerce), demonstrating ample scope for growth from further cross-selling of its FX Solutions products
•Increasing new merchants through existing Acquirers: Global Blue plans to collaborate with its existing Acquirers to increase roll-out of its services to their merchant base. For instance, despite Italy having one of the highest merchant penetration rates within the Global Blue’s network, the penetration rate was only 50% in calendar year 2019, highlighting the opportunity for growth within the existing base of Acquirers.
•Increasing international shopper acceptance rate: In the financial year ended March 31, 2019, the acceptance rate for POS and ATM (which represents the percentage of times international shoppers select FX Solutions when presented with the option at a POS or ATM) was only 25% and 42%, respectively, based on a sample of 22 and 4 countries, respectively. Global Blue intends to improve the acceptance rate by continuing to improve its FX Solutions offering, including improving the user interface. For example, at a London hotel from the Taj Group, Global Blue has been able to increase the acceptance rate from 9% in calendar year 2019 (when the account was not managed) to 34% in calendar year 2022 (when the account became managed).
Continue to innovate our product offerings
Global Blue will continue to execute on its strategic objective of increasing its relevance to retailers and Acquirers and expanding its reach to include domestic markets and shoppers. Across its retail strategy, Global Blue has expanded its offering to (i) capture the post-commerce retail experience, through its post-purchase solutions, and (ii) roll out new data and consumer engagement solutions (e.g., business intelligence, Digital Marketing, Drive to Store). Across the payments strategy, Global Blue has developed an integrated payment gateway as part of its hospitality and retail gateway, which is now cross-sold to more than 50 Acquirer partners that already use our FX Solutions technology. We plan to continue investing in new technologies and solutions, both through in-house research and development as well as selectively pursuing complementary acquisitions and strategic partnerships, to drive our growth.

Our Business Segments
Tax Free Shopping
The Global Blue TFS business enables international shoppers shopping at its merchant partners to reclaim VAT on goods purchased outside of their origin country. A typical TFS transaction begins with the international shopper purchasing goods from a merchant with VAT included in the price. The international shopper is then issued a tax-free form by the merchant, has the tax-free transaction validated by customs, and is refunded by a TFS company (either directly or via a third-party refund agent) an amount equal to the VAT, minus the TFS provider’s transaction fees. Global Blue relies on long-term merchant relationships and partners with them through technology investments and training to ensure the Global Blue TFS service is offered to eligible tourists. The transaction fee is then split between the TFS provider and the merchant. The following illustration summarizes this process.
SIMPLIFIED OVERVIEW OF THE TFS PROCESS1

Global Blue TFS business offers a win-win value proposition for all stakeholders – merchants (e.g., generate incremental sales, and increase their brand awareness abroad), international shoppers (e.g., save via VAT refunds), and customs and authorities (e.g., increase country attractiveness, security and compliance, and reduce processing costs). As a “business to business to consumer” (“B2B2C”) TFS service provider, Global Blue offers merchants a broad range of in-store issuing software solutions tailored to their needs, as well as pre- and post-transaction services to better attract and serve international shoppers. As of March 31, 2024, Global Blue’s TFS network covered more than 75,000 brands and retailers across more than 300,000 TFS merchant stores.
For the financial year ended March 31, 2024, Global Blue processed approximately 30.7 million TFS transactions (35.2 million for the financial year ended March 31, 2020, its last pre-pandemic financial year), and its TFS segment generated EUR311.7 million in revenue (EUR359.6 million for the financial year ended March 31, 2020), or 73.8% of Global Blue’s total revenue (85.5% for the financial year ended March 31, 2020).

Issuing
Global Blue has developed a comprehensive portfolio of digital TFS issuing solutions that allows it to meet the different needs of its TFS merchants, which range from large department stores with a high volume of transactions, to luxury brands with a global presence requiring the same solution to be implemented across multiple geographies, to small local stores with a low volume of tax free operations.
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

Global Blue’s merchant partners can be divided into four key segments (% refer to TFS SiS in the financial year ended March 31, 2024):
•Accounts (merchants with presence in one country and a limited number of transactions), which represented 11%;
•Key Accounts (top local merchants, with a majority of their business originating from the same region), which represented 11%;
•Global Accounts (merchants with a diverse geographical footprint and a large number of transactions), which represented 59%; and
•Department Stores (merchants with a large number of transactions who usually tend to have a select number of large stores in a single country), which represented 19%.
For the financial year ended March 31, 2024, digital issuing represents 98% of all its transactions up from 95% for the financial year ended March 31, 2020. Independent of the merchant type or need, Global Blue’s new issuing solutions (“IC2”) are provided through a single, cloud-based system supporting multiple platforms, which combines the benefits of native apps and web apps with an intuitive user interface that supports mobile devices, including tablets. Introduced in 2016, IC2 has been rolled out in 60% of Global Blue’s merchants as of March 31, 2024, up from 25% as of March 31, 2019.
Global Blue’s IC2 solution has a broad range of advanced features intended to simplify the TFS process for the merchant and shopper while increasing the revenue opportunity for the merchant and Global Blue. We estimate that the full implementation of the IC2 solution reduces store check-out time by more than 80%. Key features of the IC2 solution include recognition of traveler eligibility, and capture of purchase, shopper and payment information. Eligibility detection is an important driver of Issue Ratio improvement, and has driven an improvement in Issue Ratio of approximately 30 percentage points for merchants who have the eligibility detection functions, compared to merchants who do not. Payment detail capture, via tokenization, enables non-cash and card refunds outside refund points and lowers refunding costs, thereby improving profitability. See “—Our Technology Platform” below.
Export validation
Global Blue has developed export validation systems (i.e., Customs Approval System (“CAS”) software) to facilitate the execution and handling of TFS claims by customs and authorities. This is an open architecture software solution that enables broad integration, connecting with VAT refund operations in the relevant country. The software includes a risk engine that analyzes transactions to determine whether goods require a physical customs check (referred to as the “red channel”) or not (referred to as the “green channel”). This increases customs efficiency by reducing the number of unnecessary checks required during export validation and allowing customs and authorities to focus physical inspections on meaningful cases. Global Blue also provides customs and authorities with self-service services (e.g., self-service kiosks) that are the primary point of contact for departing international shoppers. Global Blue's system provides customs and authorities with detailed information, including monthly invoices and statements, an audit trail for each tax-free form and digital access to documents. Global Blue also uses data analytics to detect and prevent fraudulent activity in the TFS segment and has a dedicated department specialized in detecting fraudulent tax-free forms.
Digital export validation improves the international shopper experience and the success ratio, regardless of whether countries develop their own digital validation system (which Global Blue integrates into) or use that of Global Blue. Based on Global Blue data, countries with mandatory digital validation have a 60% Success Ratio, which is 15 percentage point higher compared to those that do not require digital validation. The Global Blue sales in store that were digitally validated in the financial year ended March 31, 2024 reached 84% of total, excluding the UK and Russia, which is a significant increase of 27 percentage points from the financial year ended March 31, 2020.

Refunding
Global Blue’s TFS services are designed to enhance international shoppers’ overall shopping experience with its merchants. We offer a large variety of refund options to approximately 200 nationalities in over 80 refunded currencies and a broad network of more than 500 refund points to help ensure a seamless and personalized TFS journey. Global Blue provides software solutions throughout the TFS journey that enable refunds to international shoppers.
International shoppers can choose from a range of refund options (e.g., in-store, downtown refund points, airports, at home, mobile). Airport refunds take place immediately and we generally incur higher costs from airport refunds, as compared to card refunds outside refund points. As previously noted, over time, we have increased the percentage of card refunds outside refund points, which represented 54% of Global Blue’s total refunds as of the financial year ended March 31, 2024, as compared to 37% as of the financial year ended March 31, 2020 (pre-COVID), which has improved our profitability profile.
Digital customer journey
Global Blue is focused on improving the digital customer journey through its Mobile Customer Care (“MCC”) and Traveler App, which allows it to interact directly with international shoppers. MCC was designed specifically to aid Aspirational2 international shoppers (i.e. shoppers spending globally below EUR3,000 per year on TFS) and provides real-time notifications and access to a personalized mobile website to guide international shoppers step-by-step through every stage of the digital customer journey. These include, for example, guidance and reminders after leaving the store, one day before exiting the country, at the airport, and refund tracking at arrival home. For the financial year ended March 31, 2024, Global Blue has increased the use of MCC to 82% of transactions (excluding Japan), a significant increase of 36 percentage points from the financial year ended March 31, 2020 (pre-COVID), with 37 million messages sent. Global Blue’s Traveler App was designed to aid Affluent3 4 international shoppers (i.e. shoppers spending globally between EUR3,000 to EUR20,000 per year on TFS) and “HNWI” international shoppers (i.e. shoppers spending globally in excess of EUR20,000 per year on TFS), and allows international shoppers to view successful refunds, get instant refund updates and locate refund points.

Payments
Global Blue’s Payments offering includes FX Solutions, financial processing, acquiring, and other payment solutions. Global Blue offers payment solutions to international shoppers at thousands of points of interaction across more than 20 countries and also offers point of sale (“POS”) DCC services for the retail and hospitality sectors, e-commerce dynamic currency conversion solutions, services and software for, automated teller machines (“ATM”), and Multi-Currency Pricing (“MCP”) for online merchants. For the financial year ended March 31, 2024, Global Blue processed 38.8 million Payments transactions (30.8 million for the financial year ended March 31, 2020, its last pre-pandemic financial year) and its Payments segment generated EUR83.0 million in revenue (EUR60.8 million for the financial year ended March 31, 2020), or 19.7% of Global Blue’s total revenue (14.5% for the financial year ended March 31, 2020).
FX Solutions
Global Blue’s FX Solutions service enables international shoppers to make transactions in their home currency, thereby giving them clarity and confidence about their holiday or business spending. This can be achieved either through a DCC or MCP transaction. DCC allows Acquirers to enable international shoppers to pay in their home currency for various transactions (at POS, ATM or eCommerce), while MCP allows e-commerce providers to price
2 Shoppers spending globally below EUR 3 thousand per annum
3 Shoppers spending globally between EUR 3-20 thousand per annum
4 Higher Net Worth Individuals - Shoppers spending globally in excess of EUR 20 thousand per annum goods in the preferred shopper’s currency with live rates for all payment transactions, while continuing to receive settlement and reporting in their home currency.
A typical DCC transaction begins with the international shopper being prompted to pay in either local or home currency. The international shopper selects the amount paid in their home currency (including a transaction fee) and the issuing bank debits the international shopper in their home currency. The merchant, the acquiring bank and Global Blue receive a share of the transaction fee. The following illustration summarizes the DCC process.

SIMPLIFIED OVERVIEW OF THE DCC PROCESS5

Note: FX fees charged by the issuing bank for the conversion of the GBP900 purchase amount is usually equal to or greater than the Global Blue dynamic currency conversion fees.

Global Blue FX Solutions services provide Acquirers with an additional revenue stream, as Acquirers receive part of the commission paid by the international shopper. For merchants, in addition to receiving revenue from the commission paid by the international shopper, FX Solutions services enhance the international shopper experience. Finally, international shoppers benefit from FX Solutions services by getting a best-rate guarantee and having the certainty of paying a transparent amount in their home currency.
Other Payment Solutions
In addition to FX Solutions, Global Blue has also developed acquiring, financial processing propositions and other payment solutions to address its customer settlement needs. It offers a white-label merchant acquiring platform and a PCI DSS-compliant multicurrency financial processing platform. This platform allows it to connect payment channels, processing platforms and card schemes and enables Global Blue to offer third-party financial processing services, including settlement with Visa, Mastercard, Union Pay and Amex. The platform also allows for third-party financial authorization and clearing for multi-currency transactions on behalf of Acquirers. Other payment solutions offered by Global Blue include Original Credit Transaction (OCT, a Visa transaction designation) processing, wallet integrations, pay-by-link and chargeback management, among others.

Post-Purchase Solutions
In 2021, Global Blue made the strategic decision to increase its scope of technology services to retailers and introduce solutions that extend to both domestic and e-commerce shoppers. Global Blue invested over EUR100
5 This graphic is presented for illustrative purposes only and not as a representation of actual amounts involved in the DCC process. Actual amounts may vary depending on a number of factors, including the revenue share split set out in agreements with the respective Acquirer and merchants, expected DCC acceptance rates and market trends.

million to acquire three companies specializing in post-purchase solutions, two in the e-commerce space (ZigZag and Ship-up) and one in-store (Yocuda). Through its TFS Solutions, Global Blue’s broad access to its retail partners provides the Company with an efficient go-to-market for these retail tech solutions.
For the financial year ended March 31, 2024, Global Blue processed 25.7 million Post Purchase Solutions transactions and its Post Purchase Solutions segment generated EUR27.5 million million in revenue, or 6.5% of Global Blue’s total revenue:
•ZigZag: Global Blue offers an enhanced, fully digital returns experience to more than 15 million domestic shoppers by connecting retailers to a network of more than 1,000 carrier services and more than 200 warehouses in 130 countries and help retailers manage worldwide e-commerce returns and exchanges more profitably, while providing consumers with a smoother and enhanced return experience. E-commerce returns replace outdated paper-based “label in the box” solutions with an user-friendly and intuitive online returns portal that offers a greater range of shipping options including post office, parcel shops, lockers and collection from home, as well as exchange alternatives. In addition, it increases retailers’ profitability by reducing logistical costs via consolidation, local market re-sale, and inbound consumer queries, as well as by allowing exchanges in addition to the return of goods.
•Yocuda: Global Blue offers solutions to enable retailers to send content-rich, personalized digital receipts to customers. This technology can be linked to existing retailer schemes such as brand loyalty, customer relationship management (CRM), clienteling, and customer data platform (CDP) programs.
•ShipUp: Global Blue offers a SaaS solution that empowers online retailers to provide a uniquely crafted and reassuring post-purchase experience. The experience is fully customizable to enable powerful branded communication. Additionally, it gathers and provides data on carrier performances and customer feedback to understand the impact delivery has on the customer and brand’s relationship.

Additional Growth Products
In furtherance of the strategic decision to build out Post Purchase Solutions, in the past four years, Global Blue has developed and launched three additional in-house products to unlock new growth opportunities. Each of these solutions have demonstrated strong early proof points and encouraging results.
•Hospitality and Retail Payments Gateway: The Hospitality and Retail Gateway sector has increasingly shifted towards an omni-channel customer journey, with a focus on the payment experience. To address this market opportunity, Global Blue has developed an integrated payment gateway, which it currently cross-sells into its 50+ merchant Acquirer partners that are already using its FX Solutions technology. This integrated system supports multi-channel payment and tokenization integrated with POS and DCC applications. The tokenization of card numbers ensures compliance with PCI DSS standards, enabling “card-not-present” transactions (i.e., online transactions where the international shopper does not physically present their card) via a virtual terminal interface, thereby reducing the need for physical payment terminals. In addition, Global Blue services include automated key payment processes, such as pre-authorization at check-in, top-ups during the stay and express or standard checkout, as well as a consumer interface to support self-service check-in kiosks. As of March 31, 2024, Global Blue has deployed its gateway solution in over 300 hotels out of the 400 total in Australia, and has a strong Acquirer international pipeline, with implementation pending for eight Acquirers and PSP’s that connect to acquirers that have already signed and 12 more in the pipeline.
•Data: Through the Tax Free Shopping process, Global Blue collects an average of 50 data points per transaction, e.g., “who” through passport information, “what” through SKU-level itemized collected, and “where / when”. Global Blue has invested over EUR7.6 million over the last few years to develop data warehouse capabilities around this extensive proprietary dataset, which includes information on more than

50 million shoppers and 222 million transactions. This has enabled Global Blue to build a comprehensive data offering for its clients to better understand and improve their performance.
•International Shoppers Digital Marketing: While the Overseas Luxury Market accounts for nearly one-third of the Luxury Market, there is a relative lack of digital consumer engagement of this segment. With Global Blue’s large proprietary database and its leadership in the tax-free shopping segment, it has successfully launched digital marketing campaigns for retailers to drive consumers to their e-commerce websites when at home, or to their store when consumers shop abroad. As of March 31, 2024, Global Blue had approximately 4.1 million enrolled shoppers, an increase of 62% compared to March 31, 2023. Since inception in the financial year ended March 31, 2020, Global Blue has launched over 100 direct digital marketing and drive-to-store campaigns (with a click-through rate of over 4%, as compared to the industry average of 1%) and 50 extra-refund drive-to-store campaigns.

Global Blue Technology (TFS) Platform
Global Blue operates a single fully integrated, in-house, cloud-based technology platform that underpins its value proposition. The breadth of solutions required to address its various stakeholders’ differing needs results in a complex ecosystem. Global Blue’s platform is designed to manage significant complexity in an efficient manner and is predicated on the following principles:
•Scalability: Global Blue’s TFS issuing solutions are fully integrated within a single platform with a single source code (i.e., programming language) underlying the software, a fully virtualized computing environment and a three-tier architecture. Global Blue has adopted a database cluster approach, which is designed to scale with additional computing and storage resources as needed.
•Agility: The cloud-based nature of our technology platform eases the innovation process and reduces the time to market. The agility of the platform enables Global Blue to easily launch in new countries without major investment, as it has a centralized platform serving all countries, and enables it to quickly address changes in the industry and in regulatory requirements.
•Resilience: The resilience and reliability of Global Blue’s platform is critical to its ability to integrate with its merchants and their Acquirers, PSPs and POS providers, as well as the digital export validation systems of customs and authorities. Global Blue operates a dual-site (active-active) data center infrastructure, enabling constant redundancy. Both sites provide sufficient resources to host all production environments and qualify for high-availability and disaster recovery purposes. The availability of its issuing solutions was 99.90% on average during the financial year ended March 31, 2024.
•Security: Security is embedded in all of our applications. Global Blue has prioritized information security and makes design decisions that anticipate and address current and emerging IT risks. It is required to comply with stringent data security requirements, including PCI DSS and GDPR. Global Blue has dedicated internal processes to ensure the security of personal data, whereby credit card information is tokenized securely and separately stored in a redundant tokenization mechanism.
Our flexible, scalable, and highly integrated platform allows it to facilitate payment processing through its integrations with more than 40 acquirers and PSP partners and more than 250 POS partners and transaction processing through 13 scheme integrations, as well as provides a validation engine for customs and authorities through integrations with over 20 customs validation export software platforms. We currently have over 50 new product functionalities in the research and development pipeline, which we intend to roll out in the medium term to enhance the experience for all stakeholders. We intend to continue to innovate to bring leading products and solutions to the market.

Sales and Marketing
We have a global sales and marketing team, which we augment with regional managers in select countries. Our sales and marketing personnel have extensive expertise in our solutions and the needs of our clients, and are central to our merchant relationships. Through our go-to-market approach across divisions, we target the majority of our prospects through virtual and in-person sales efforts. As part of our growth strategies, we intend to increase our marketing efforts with merchants, customs, authorities and other stakeholders, which will include continued market research, client engagement and the launch of new solutions.
Our sales and marketing strategy is augmented by Customer Value Creation (CVC), which provides systemized account management for large clients and prospects. CVC supports our sales team in the value creation process with prospects and clients, providing analysis, recommendations, content and governance. This value creation process consists of four action-oriented phases:
•Initial meetings where the CVC teams engage prospects and clients in meetings, with the objective of giving C-level executives an understanding of Tax Free Shopping and related opportunities;
•Value-creation workshops, which have the objective to co-build relevant and customized action plans alongside the client teams;
•Create action plans based on the workshop conclusions; and
•Conduct steering committees with clients to continue coordination and execution of action plans.
We believe the extensive coordination between our sales, marketing and CVC personnel is a driving force behind our continued expansion. These teams provide a unique insights on product innovation and client needs, supporting continued product innovation and high customer retention rates, as well as identifying additional opportunities with existing customers.
Competition
Global Blue is the global leader in tax-free shopping, with approximately 70% market share6. We estimate our market share is more than three times that of our next TFS competitor, Planet, which is predominantly focused on the European TFS segment. The two largest companies in the TFS segment (including Global Blue) have a combined market share of approximately 90%, with the remaining 10% of the TFS segment being highly fragmented and comprised mostly of smaller-sized companies that provide in-house TFS services. In addition, certain governments also choose to in-house the TFS process.
Global Blue’s Payments business, on the other hand, competes with a wide variety of businesses of varying sizes, including online competitors providing omnichannel payment and currency conversion services to businesses and directly to individuals, often at better rates of exchange. Similarly, Global Blue’s PPS businesses compete with a large number of competitors, including in respect of the retail returns, e-receipts and online post-purchase process.
The principal competitive factors affecting our markets include:
•quality, breadth and depth of our technology platform and solutions, including ability to provide digitalized solutions and integrate with merchant, government and other third-party systems and applications;
•compliance and regulation, including ability to quickly adapt and reflect to changing and complex VAT laws and customs regulations;
•geographical reach, including countries in which we operate as well as location, number of refund points and accessibility to stakeholders;
•shopper experience, including ease of use and level of functionality of services and apps we offer;
6 Market share as of financial year ended March 31, 2020, based on TFS SiS and management believes it hasn’t materially changed since then

•pricing;
•sales and marketing relationship history with the key decision-makers; and
•ability to meet cybersecurity, privacy and data protection obligations, as well as effectively utilize data to better forecast demand.
While we operate in a competitive market, we believe we compete favorably based on the factors described above. However, our ability to remain competitive will depend on our continued ability to perform in the areas listed above. For additional information, see “Risk Factors—Risks Related to Our Business— Global Blue operates in a competitive market and Global Blue may lose merchant accounts to Global Blue’s competitors.”
Key markets
Global Blue is present in more than 50 countries across Europe, the Middle East & Africa, Asia Pacific and the Americas and its top markets from a revenue perspective for the financial year ended March 31, 2024, and for the last two financial years were (in alphabetical order) Australia, France and Italy, while the top markets for the pre-COVID-19 reference year were Germany, Italy and the UK.
The table below summarizes the last two financial years revenue of Global Blue by geography and by segment (for more details, please see “Note 7 - Segment information”):

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Europe	260.0	202.3
Asia	46.9	23.5
Rest of the World	4.8	3.1
Total TFS	311.7	228.8
Europe	15.6	12.3
Asia	67.4	49.5
Rest of the World	—	—
Total Payments	83.0	61.8
Europe	27.5	20.9
Asia	—	—
Rest of the World	—	—
Total PPS	27.5	20.9
Europe	303.2	235.4
Asia	114.3	73.0
Rest of the World	4.8	3.1
Total revenue	422.3	311.5
Europe without PPS	275.7	214.5
Asia without PPS	114.3	73.0
Rest of the World without PPS	4.8	3.1
Total revenue without PPS	394.8	290.6

Intra-year seasonality
Global Blue’s business is subject to predictable seasonality as a significant part of its business serves the leisure segment of the travel industry, which is particularly active during the summer season in the Northern Hemisphere. Consequently, Global Blue has a greater need for working capital in the first half of its financial year, during the peak summer season, which is then unwound during the second half of the financial year. See also “Liquidity and capital resources—Net Working Capital” for further details.

C. Organizational structure
The following diagram depicts our organizational structure as of June 5, 2024. Percentages refer to voting power of our ordinary shares and Series A and B Preferred Shares held by the respective shareholders or shareholder groups. Our ordinary shares and Series A and B Preferred Shares have the same voting rights. Therefore, in calculating the percentages, (a) the numerator is calculated by adding the number of our ordinary shares held by the shareholder and the number of Series A and B Preferred Shares held by the shareholder; and (b) the denominator is calculated by adding the aggregate number of our ordinary shares outstanding and the aggregate number of Series A and B Preferred Shares outstanding (but excluding shares held in treasury). The structure chart assumes none of the outstanding Global Blue Warrants are exercised.
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
(4) Reflects ordinary shares and Series B Preferred Shares directly held by Certares Opportunities Wolverine S.a.r.l pursuant to the investment agreement dated May 5, 2022.

We are organized in a matrix structure with geographic regions interacting with our businesses, both supported by shared technology and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the marketing and sales organizations.
While Global Blue Group Holding AG is the parent company, we conduct our global business through dedicated TFS, Payments, and PPS companies and also conduct our operations through service activities from dedicated subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost.
See also “Item 4.A History and development of the company” and “Item 4.B Business overview”.
As of the date of this Annual Report on Form 20-F, Global Blue’s group consists of more than 95 entities in more than 45 countries. Global Blue continuously reviews Global Blue’s group structure with a view toward simplifying Global Blue’s group structure and reducing the number of group companies.
The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business Address	Proportion of Ordinary Shares held by the Group
Currency Select Pty Limited	Sydney, Australia	100%
Global Blue France	Paris, France	100%
Global Blue Italia S.r.l.	Milan, Italy	100%

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements, including the notes thereto, included in this Annual Report on Form 20-F. The discussion and analysis of the financial condition and results of operations of certain items from the fiscal year ended March 31, 2022, and the year-to-year comparison between the fiscal years ended March 31, 2023, and March 31, 2022, that are not included in this Form 20-F can be found in “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended March 31, 2023, which is incorporated by reference herein. The following discussion is based on our financial information prepared in accordance with IFRS as issued by the IASB, which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key information—D. Risk factors” and elsewhere in this Annual Report.

A. Operating results
Overview
Global Blue Group Holding AG and its subsidiaries (the “Group” or “Global Blue”) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions) and a pioneer in technology for Tax Free Shopping. Global Blue offers Payments, including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Post-Purchase Solutions (PPS) including an e-commerce returns platform, an eReceipts platform and upon the recent business combination of ShipUp SAS (ShipUp), a SaaS provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever.
Segment Reporting
Global Blue separates its business into three segments: TFS, Payments and PPS. Accordingly, its financial statements and other reporting information presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations show TFS, Payments and PPS as separate reporting segments, as well as describe the business as a whole.
COVID-19
The COVID-19 pandemic, as well as the associated curtailment of international travel and diminished economic activity, had negatively impacted Global Blue’s business and results of operations and financial condition. Consequently, Global Blue’s revenue for the financial year ended March 31, 2021 declined 89.8% versus the twelve months ended December 2019. As international travel and associated international shopping resumed, Global Blue financials recovered with the comparable-perimeter revenue for the financial year ended March 31, 2024 reaching 89% versus the corresponding twelve months ended December 2019. Asia, particularly China, fell behind Europe and the U.S. in reopening for international travel, but eventually reopened; Global Blue is now observing a gradual recovery of Chinese travelers across Asia as well as Europe which is expected to continue as it reaches and exceeds pre-COVID levels, in line with other nationalities.
Key Factors Affecting Global Blue’s Business and Results of Operations
The following factors have contributed, and are expected to continue to contribute, significantly to the development of our business and the results of Global Blue’s operations.
External factors
Long-term external factors
The global personal luxury market is a key driver of the TFS segment, as the majority of TFS purchases are luxury goods. According to third-party industry reports conducted in 2019, the global personal luxury market was estimated to be approximately EUR281 billion (as of December 31, 2019), of which, based on management’s estimates and internal data, 32% is attributable to overseas luxury market (defined as luxury shopping conducted while overseas and not within an international shopper’s origin country) and, approximately 62% (or EUR56 billion) is eligible for VAT refunds. This implies an overseas luxury spend eligible for VAT refunds represents 80% (or EUR56 billion) of the EUR70 billion TFS segment according to such reports, and the remaining 20% (or EUR14 billion) is comprised of overseas non-luxury spend eligible for VAT refunds (e.g., fast fashion, electronics, etc.). By using this framework and the size of the personal luxury market in 2023 based on Bain & Co’s January 2024 report “Long Live Luxury” of EUR360 billion, it would imply a EUR90 billion TFS addressable market in 2023. When estimating the size of the TFS segment, Global Blue’s estimates are limited to transactions that are eligible for VAT refunds in countries that allow VAT refunds to be processed by third-party providers or merchants. As a result, this definition excludes cross-border refund schemes, government-run schemes (e.g., Australia and Thailand), ineligible transactions, and countries without VAT legislation or VAT refund schemes.
There are three long-term secular drivers impacting Global Blue’s business that are inherent to our industry. These include: (i) overseas luxury market growth; (ii) favorable VAT dynamics; and (iii) digitalization of the end-to-end TFS process. As a result of these long-term external factors, Global Blue TFS SiS increased 15% between April 1, 2010 and December 31, 2019 (prior to the COVID-19 pandemic), while the domestic luxury market and the overseas TFS luxury market increased at a CAGR of 6% and 10%, respectively, between calendar years 2009 and 2019.
Overseas luxury market growth
The global personal luxury market is a large, resilient, and consistent compounder, growing at a 6.7% CAGR during 2009-2019. The overseas luxury market represents 32% of the luxury market, based on Global Blue estimates, and has outpaced the broader market growth at a 10.0% CAGR over the same period, primarily due to middle class and high-net worth individuals (“HNWI”) dynamics. Between 2009 and 2019, HNWI grew at a CAGR of 9% and HNWI accounted for 25% of Global Blue completed SiS for the financial year ended March 31, 2020. We expect these trends to continue.
International shoppers from emerging markets accounted for 71% of Global Blue’s completed SiS for the financial year ended March 31, 2020. As a result, Global Blue’s business benefits from growth of the middle class in emerging markets, which has led to an increase in travel and an increase in international tourism expenditure (including tax free shopping). Between April 1, 2010 and March 31, 2019, the middle class households grew by a CAGR of 10%, which supported an 11% CAGR over the same period of international travel to Global Blue’s TFS destination markets by emerging market travelers. Notwithstanding the historical growth, we believe that the middle class still constitutes a small percentage of the total population of the emerging markets, and that there is significant room for this segment of the population to grow.
VAT dynamics
VAT is a commonly-accepted indirect tax on the domestic consumption of goods and services, except those that are zero-rated (such as food and essential drugs) or are otherwise exempt (such as exports). The VAT environment is very complex for a multitude of reasons. VAT rates vary across countries (between 15% and 25% in European countries and between 5% and 10% in APAC countries). For example, in the EU, Council Directive 2006/112/EC (the “EU VAT Directive”) harmonizes VAT legislation and VAT refund schemes across the EU and takes precedence over national VAT regulations in the event of any conflict between the two. The EU VAT Directive provides that each EU member state must apply a standard VAT rate of at least 15% and there is no maximum rate, with any changes requiring unanimous decision from all EU member states thereby making change limited and difficult to agree on.
The key tenet underpinning VAT legislation is the “destination principle” of taxation, which states that goods should be taxed in the country in which they are consumed rather than the country in which they are purchased. Concretely, international shoppers who are shopping in countries that operate VAT refund schemes are not required to pay VAT in the country of purchase and are able to reclaim VAT on these transactions as they depart the country or region of purchase. As such, VAT refund schemes are seen as a way to increase a country’s attractiveness to international shoppers. Global Blue’s analysis has indicated that, between the financial years ended March 31, 2010 and 2019, countries that have adopted VAT refund schemes have seen luxury retail sales by international shoppers increase by 10%, while countries that have not adopted VAT refund schemes have seen growth of only 7%. Global Blue expects this growth differential to continue.
As of March 31, 2024, there were 181 countries and territories with VAT legislation, compared to 27 in the financial year ended March 31, 1980. While global adoption of VAT legislation has slowed in recent years, as VAT legislation has reached near global adoption, Global Blue does not believe that this slowdown affects Global Blue’s growth strategy, due to the fact that, as of March 31, 2024, 72 countries and territories had adopted VAT refund schemes, meaning that 109 countries and territories have enacted VAT legislation but have not yet adopted a VAT refund scheme. Global Blue has a track-record of opening in new countries, with seven opened between 2009 and 2019 and three between 2020 to date.
Export Validation Digitalization
VAT is only refunded to an international shopper after their tax-free transaction is validated by customs. However, as a result of lack of awareness and/or friction within the export validation process (including, at times, the required queuing), international shoppers either decide not to have a tax-free form issued or decide not to seek a refund.
To address this friction specifically in the export validation step of the broader VAT refund process, customs and tax authorities have started introducing digital export validation, including self-service validation kiosks and rule-based engines that identify transactions for green channels (which do not require physical verification by customs officers and apply to the majority of transactions) and red channels (which do require physical verification). The Global Blue’s Sales in Store that were digitally validated in the financial year ended March 31, 2024 reached 84% in total, excluding the UK and Russia (which is a significant increase of 27 percentage points from the financial year ended March 31, 2020). This has been accelerated by COVID-19, with benefit taking a few years to fully materialize as international shoppers adjust to the changes. Separately, Global Blue is investing in its proposition to further reduce friction and increase awareness, as detailed later.
Short-term external factors
There are four short-term factors that impact Global Blue’s business: (i) short-term foreign exchange rate fluctuations; (ii) travel disruptions; (iii) composition of Global Blue’s growth (mix effects); and (iv) intra-year seasonality. For more information regarding these factors, see “Risk Factors.
Short-term foreign exchange rate fluctuations
Historically foreign exchange rate fluctuations have created short-term volatility in Global Blue’s results of operations, particularly when focusing on shorter periods such as quarterly results. Movements in relative foreign exchange rates between origin and destination currency pairs affect Global Blue’s business by directly influencing the purchasing power of international shoppers, which in turn affects Global Blue’s results of operations, either positively or negatively.
Travel disruptions
While international travel has generally increased over the past decade, it can be impacted by macroeconomic conditions, as well as temporary disruptions as a result of natural disasters, contagious disease outbreaks (COVID-19 pandemic being the most extreme recent case), civil unrest, international hostilities, terrorist attacks and other incidents. We have found that the well-diversified nature of Global Blue’s business, based on international shopper origins and destinations and merchant store footprint, as well as long-term structural growth in the industry, has enabled us to partially mitigate the potential effects of short-term travel disruptions. While natural disasters or other incidents in a specific region of the world inevitably have an impact on Global Blue’s results of operations in that region, the disruptions have historically been mitigated to different degrees by the results of Global Blue’s operations in other parts of the world that are not affected by such disasters. While the exact effect on travel depends on the type of event, our experience suggests that such disruptions are usually temporary in nature.
Composition of Global Blue’s growth (mix effects)
Due to the diverse nature of our global footprint and merchant base, the composition of our growth can have a direct impact on our results of operations. The factors most relevant to Global Blue’s results of operations, including the conversion of its SiS to revenue, are country mix, transaction size, merchant mix and service mix:

•Country Mix: The average VAT rate in European countries is approximately 20%, while the average VAT rate in APAC countries is approximately 8%. As a result, the regional composition of Global Blue’s SiS growth directly impacts revenue growth. For example, assuming a purchase price (excluding VAT) of EUR100 in both APAC and Europe, the international shopper would pay VAT of EUR8 or EUR20, respectively. Assuming 70% of the VAT is refunded (EUR 5.60 and EUR 14.00 respectively) and a 50% revenue share between us and the merchant, Global Blue revenue would be EUR1.20 for such APAC transaction (or 1.1% of SiS), compared to EUR3.00 for such transaction in Europe (or 2.5% of SiS). Should international shoppers therefore travel to APAC instead of Europe, we believe we are able to capture this growth due to our diverse footprint. However, the revenue generated in APAC does not, and would not, offset the loss of revenue in Europe.
•Merchant Mix: The percentage of VAT not refunded to the international shopper is split between Global Blue and the merchant. The exact split of revenue between Global Blue and merchants is a function of the location and broader commercial relationship between the Company and each individual merchant. Larger merchants tend to take a greater portion of the revenue share as compared to the average merchant, as they are able to successfully attract a greater number of international shoppers and are more inclined to negotiate commercial terms. As such, the composition of the merchants drives SiS-to-revenue conversion.
•Service Mix: Global Blue has varying pricing grids for different refunding methods, to reflect each method’s cost. Card refunds outside refund points generally have a lower SiS-to-revenue conversion due to higher merchant pricing, though are financially and strategically advantageous due to historically better contribution margin as a result of lower costs and deeper technology integration. Merchants have driven this from 37% of total refunds to 54% of total refunds that are card refunds outside refund points between financial years ending March 31, 2020 and 2024. While this shift has resulted in slower conversion of SiS to revenue, it has improved our overall profitability over such periods.
Intra-year seasonality
Global Blue’s business is subject to predictable seasonality because a significant part of its business serves the leisure segment of the travel industry, which is particularly active during the summer season in the Northern Hemisphere. Consequently, Global Blue has a greater need for working capital in the first half of its financial year, during the peak summer season, which is then unwound during the second half of the financial year. See also “—Net Working Capital” below.

Internal factors
New and renewed contracts
Global Blue’s business depends on its ability to renew its contracts on favorable economic terms, as well as on new contracts for incremental high fall-through revenue. A percentage of revenue generated from TFS and Payments transactions is paid to merchants or third parties offering Payments services, which varies according to contractual arrangements and is renegotiated on a periodic basis, where we may accept increases to the merchants’ revenue share. With respect to TFS merchants wins, we have had a positive (i.e., winning more than losing merchants based on TFS SiS) Net Retention Rate, of 103.0% of SiS over financial years ending March 31 2015 through 2019 to 102.8% of SiS over financial years ending March 31, 2020 through 2024.
Success Ratio
Our revenue is affected by our Success Ratio, meaning the percentage of eligible TFS transactions that are issued and refunded. The Success Ratio can be driven by improvements in the issue or refund processes. The issuing process is measured by the Issue Ratio, meaning the percentage of eligible TFS transactions that are issued a tax free form. Issue Ratio and Refund Ratio can also be measured on an eligible SiS basis. As the Success Ratio improves, the number of transactions that we process increases.

Digitalization and Success Ratio
The following charts summarize estimated market TFS transaction data for the financial year ended March 31, 2019, by reference to the terms below.
•Eligible SiS: the value of transactions made by international shoppers that are eligible for a VAT refund;
•Issued SiS: the value of eligible transactions that are issued a tax-free form at POS;
•Completed SiS: the value of issued transactions that are successfully refunded;
•Success Ratio: the percentage of eligible transactions that are issued and refunded, calculated as the product of:
◦Issue Ratio: the percentage of eligible transactions that are issued a tax free form; and
◦Refund Ratio: the percentage of transactions for which a tax free form has been issued that are successfully refunded;
•Non-VRO Refunds (In-House): the value of transactions that are refunded in-house by merchants and not refunded by TFS providers; and
•Third-Party Serviced Transactions (“Addressed Market (VRO)”): the value of transactions that are refunded by TFS providers or third-party refund operators (“VRO”).

€70B
Unaddressed market of €44B
20%
Non-luxury
80%
Luxury
(29)
€41B
(6)
€35B
(9)
€26B
Eligible SIS Addressable Market
Not Issued
Issued SIS
Not Refunded
Completed SIS
Non-VRO(1) Refunds (In-house)
Addressed Market (VRO)(2)

(1) VAT Refund Operators (VRO) are third-party refund operators
(2) Also referred to as third-party serviced market
Our revenue is affected by our Success Ratio. An increase in the Success Ratio, driven by improvements in the issue or refund processes, means we successfully process more transactions. As the Success Ratio improves, the number of transactions that we process increases. On a SiS basis, the Issue Ratio and Refund Ratio as of March 31, 2024 were 68% and 83% for Global Blue, respectively, resulting in a Success Ratio of 56%. Such data implies that, as of March 31, 2024, 44% of the current market was unpenetrated or unaddressed, meaning there is a sizeable potential upside on TFS Sales in Store compared to current levels. We seek to improve the Success Ratio by investing in digitalizing every step of the consumer journey, from issuing (e.g., eligibility detection, tokenization) to refunding (e.g., auto refund), as well as all consumer interactions in the interim.
Operating leverage and scalability
Global Blue’s financial profile benefits from high operating leverage, which is attributable to a large portion of Global Blue’s cost base being fixed, a disciplined approach to cost management and investments in technology incurred at earlier periods. As a result of investments toward the improvement of our processes and technology, we believe that we have the ability to add new transaction volumes at limited incremental cost and without significant additional capital expenditure. Based on operating expenses (excluding exceptional items, amortization of intangible assets acquired through business combinations and other depreciation and amortization), 63% of Global Blue’s cost base was fixed for the financial year ended March 31, 2024. As a result of our costs being fixed, if our growth slows or declines, our results of operations will be adversely impacted, as we cannot reduce our fixed costs to the same extent. However, from time to time we may implement cost actions that reduce the fixed cost base, as evidenced by the short-term and long-term cost savings initiatives in response to the COVID-19 pandemic, thereby partially mitigating the extent of such adverse impact.
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
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.
Sales in Store (SiS)
Total SiS represents the sum of TFS SiS, Payments SiS and Post-Purchase Solutions SiS, which are:
•TFS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•Payments SiS represents the value (including VAT) of the payments made by the international shopper.
•Post-Purchase Solutions SiS represents the original value of the goods being returned by the online shopper on ZigZag services.
The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFS SiS, Payments SiS, Post-Purchase Solutions SiS and Total SiS for the financial year ended March 31, 2024 and 2023:

	For the financial year ended March 31
	2024	2023
	(in EUR billions)
TFS SiS	19.6	13.1
Payments SiS	6.3	5.2
PPS SiS	2.4	1.7
Total SiS	28.3	20.1

TFS SiS
TFS SiS increased by EUR6.5 billion, or 48.9%, to EUR19.6 billion for the financial year ended March 31, 2024, from EUR13.1 billion for the financial year ended March 31, 2023 and by EUR15.1 billion, or 337.5%, from EUR4.5 billion for the financial year ended March 31, 2022. These increases are is mainly driven by the further recovery from the impact of COVID-19 as a result of the removal of the last restrictions following China lifting its zero-COVID-19 policy at the beginning of the 2023; this has allowed international shopping to return to its pre-COVID-19 levels of operations, although full rebound of shoppers from China is still ongoing,
Payments SiS
Payments SiS increased by EUR1.1 billion, or 21.1%, to EUR6.3 billion for the financial year ended March 31, 2024, from EUR5.2 billion for the financial year ended March 31, 2023 and by EUR4.2 billion, or 200.5% from EUR2.1 billion for the financial year ended March 31, 2022. Performance is improving as a result of the removal of travel restrictions and international travel resuming to the pre-pandemic levels across most geographies as well as new business in certain markets.
Post-Purchase Solutions SiS
Post-Purchase Solutions SiS increased by EUR0.7 billion, or 39.8% to EUR2.4 billion for the financial year ended March 31, 2024 from EUR1.7 billion for the financial year ended March 31, 2023 and by EUR1.1billion, or 90.5%, from EUR1.3 billion for the financial year ended March 31, 2022. These increases are mainly due to ZigZag continued efforts towards expanding the merchant base through the affiliation of new clients.

Results of Operations
Comparison of Results of Operations for the financial year ended March 31, 2024 and 2023.
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the financial year ended March 31, 2024 and 2023:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Income statement data:
Total revenue	422.3	311.5
Of which: TFS revenue	311.7	228.8
Of which: Payments revenue	83.0	61.8
Of which: PPS revenue	27.5	20.9
Operating expenses	(324.4)	(297.3)
Operating Profit/(Loss)	97.9	14.1
Finance income	7.1	2.1
Finance costs	(57.4)	(38.6)
Net finance costs	(50.3)	(36.6)
Profit/(Loss) before tax	47.5	(22.4)
Income tax benefit/(expense)	(26.6)	(1.0)
Profit/(Loss) for the period	20.9	(23.5)

Total revenue
Our total revenue increased by EUR110.8 million, or 35.6% to EUR422.3 million for the financial year ended March 31, 2024, from EUR311.5 million for the financial year ended March 31, 2023. This increase is a result of the individual increases in all segments as detailed below.
TFS
The revenue of our TFS reporting segment increased by EUR82.9 million, or 36.2% to EUR311.7 million for the financial year ended March 31, 2024, from EUR228.8 million for the financial year ended March 31, 2023. This increase reflects the ongoing recovery of the tourism post the COVID-19 outbreak.
Payments
The revenue of our Payments reporting segment increased by EUR21.2 million, or 34.3% to EUR83.0 million for the financial year ended March 31, 2024, from EUR61.8 million for the financial year ended March 31, 2023. This revenue increase is driven by a combination international travel recovery as pandemic travel restrictions were removed and business in certain markets.
Post Purchase Solutions
The revenue of our Post-Purchase Solutions reporting segment increased by EUR6.7 million, or 32.0% to EUR27.5 million for the financial year ended March 31, 2024, from EUR20.9 million for the financial year ended March 31, 2023. This revenue increase of this reporting segment follows the performance and the continued efforts towards expanding the merchant base through affiliation of new clients combined with incremental revenues from the business combination with ShipUp in October 2022.
Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Total operating expenses	(324.4)	(297.3)
Amortization of intangible assets acquired through business combinations	(4.4)	(14.3)
Other depreciation and amortization	(39.4)	(36.7)
Depreciation and amortization	(43.8)	(51.0)
Total operating expenses
Our Total operating expenses increased by EUR27.1 million, or 9.1%, to EUR(324.4) million for the financial year ended March 31, 2024, from EUR(297.3) million for the financial year ended March 31, 2023. This increase is mainly driven by higher volume related operating expenses, impact of inflation and incremental costs from the business combination with ShipUp, partially offset by lower amortization of intangible assets acquired through business combinations and lower exceptional items expense.
Depreciation and amortization
Our depreciation and amortization expense decreased by EUR7.2 million, or 14.2%, to EUR(43.8) million for the financial year ended March 31, 2024, from EUR(51.0) million for the financial year ended March 31, 2023. This decrease is mainly driven by amortization of intangible assets acquired through business combinations (see below for further details).

Our amortization of intangible assets acquired through business combinations expense decreased by EUR9.9 million, or 69.1%, to EUR(4.4) million for the financial year ended March 31, 2024, from EUR(14.3) million for the financial year ended March 31, 2023. This decrease is mainly due to some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the Post-Purchase Solutions segment.
Our other depreciation and amortization expense increased by EUR2.6 million, or 7.2%, to EUR(39.4) million for the financial year ended March 31, 2024, from EUR(36.7) million for the financial year ended March 31, 2023. This increase was driven by higher amortization expenses linked to increased capitalized expenses part of the Company’s objective to continue to invest in innovation, through development of new features and capabilities to improve TFS success ratio as well as new offerings in the Payments segment.
Net finance costs
Our net finance costs increased by EUR13.8 million, or 37.6%, to EUR50.3 million for the financial year ended March 31, 2024, from EUR36.6 million for the financial year ended March 31, 2023, mainly due to higher interest expenses and costs related with repayment of our old credit facilities, partially offset by more favorable foreign exchange rates.
Income tax benefit/(expense)
Our income tax expense changed by EUR25.6 million, or 2435.1% to an expense of EUR26.6 million for the financial year ended March 31, 2024, compared with a expense of EUR1.0 million for the financial year ended March 31, 2023, mainly due to the increase in earnings before tax, the offsetting benefit of EUR4.2 million recorded for the financial year ended March 31, 2023 in respect of current income tax of previous years resulting from the reversal of a previously recorded uncertain tax position based on the final tax assessment received from the German authorities and a reassessment of deferred tax asset on tax losses of EUR1.2 million.
Profit/(Loss) for the period
Our profit/(loss) for the period changed by EUR44.4 million, or 189.1% to a profit of EUR20.9 million for the financial year ended March 31, 2024, compared to a loss of EUR23.5 million for the financial year ended March 31, 2023.The profit for the period increased as a result of the factors described above.

Non-IFRS Financial Measures
Other metrics that our management considers regarding our results of operations are adjusted EBITDA, adjusted EBITDA margin, tax effect of adjustments, adjusted tax expenses, adjusted net income (group share), adjusted effective tax rate, variable adjusted operating expenses, fixed adjusted operating expenses, adjusted operating expenses and net debt.
These non-IFRS measures are considered because they are used by management to monitor the underlying performance of Global Blue’s business and operations. In addition, these non-IFRS measures, certain of which are presented herein are measures commonly used in Global Blue’s industry and by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the rest of the discussions under this section titled “Operating and Financial review and prospects.”Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.
Adjusted EBITDA
The table below provides a reconciliation between operating profit/(loss) to adjusted EBITDA and adjusted EBITDA margin for the periods presented:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Profit/(Loss) for the period	20.9	(23.5)
Profit/(Loss) margin (%)	5.0%	(7.5)%
Income tax (benefit)/expense	26.6	1.0
Net finance costs	50.3	36.6
Exceptional items(a)	7.0	12.8
Depreciation and amortization	43.8	51.0
Adjusted EBITDA	148.7	78.0
Adjusted EBITDA margin (%)	35.2%	25.0%
(a) Exceptional items consist of items which we do not consider indicative of its ongoing operating performance, not directly related to ordinary business operations and which are not included in the assessment of management performance. Set forth below is an overview of exceptional items for the periods presented. See “Exceptional Items” below for further discussion.
Note: Sum may not foot to total due to roundings

Our Adjusted EBITDA increased by EUR70.7 million to EUR148.7 million for the financial year ended March 31, 2024 from EUR78.0 million for the financial year ended March 31, 2023. As noted above, the improvements in performance are primarily driven by an increase in revenue linked to the recovery of the travel and tourism sector partially offset by lower savings in Adjusted operating expenses (excluding exceptional items, depreciation and amortization).
See “Adjusted Operating Expenses” for reconciliation and discussion of adjusted operating expenses, variable adjusted operating expenses and fixed adjusted operating expenses.
The table below shows the breakdown of total adjusted EBITDA by segments:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
TFS Adjusted EBITDA	196.8	136.9
Payments Adjusted EBITDA	39.7	27.5
PPS Adjusted EBITDA	(4.8)	(6.0)
Central costs	(83.1)	(80.5)
Total Adjusted EBITDA	148.7	78.0

Adjusted EBITDA for our TFS and Payments reporting segments were both positive EUR196.8 million and EUR39.7 million, respectively, and negative EUR4.8 million for our Post Purchase Solutions reporting segment for the financial year ended March 31, 2024. Additionally, there were EUR83.1 million of Central costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFS and Payments reporting segments were both positive EUR136.9 million and EUR27.5 million, respectively, and negative EUR6.0 million for Post Purchase Solutions reporting segment, for the financial year ended March 31, 2023. Additionally, there were EUR80.5 million of Central costs, which are kept at group level and not allocated to our three reporting segments.

Adjusted Net Income/(Loss) (Group Share)
The table below provides a reconciliation of profit/(loss) attributable to owners of the parent to adjusted net income/(loss) (group share) for the periods presented:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Profit/(Loss) attributable to owners of the parent	14.0	(25.6)
Exceptional items(a)	7.0	12.8
Amortization of intangible assets acquired through business combinations	4.4	14.3
Tax effect of adjustments(b)	1.5	(9.6)
Adjusted net Income/(Loss) (Group Share)	26.9	(8.1)
(a) Refer to footnote (a) in the reconciliation of profit/(loss) for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” below for further discussion.
(b) The exclusion of exceptional items and amortization of intangible assets acquired through business combinations mechanically implies an increased tax payment. There are certain exceptional income tax expenses, which are not related to the financial period and, as such, are excluded. Set forth below is an overview of such expenses for the periods presented.

Our Adjusted Net Income/(Loss) (Group Share) improved by EUR35.0 million, or 432.6% to a EUR26.9 million profit for the financial year ended March 31, 2024, from a EUR8.1 million loss for the financial year ended March 31, 2023.

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Income Tax expenses related to Amortization of intangible assets acquired through business combination	2.3	3.1
Tax impact of exceptional items	0.6	2.0
Exceptional income tax credit/expense(1)	(4.4)	4.5
Tax effects adjustments	(1.5)	9.6
(i) Exceptional income tax expenses primarily relate to items related to previous years

Adjusted Effective Tax Rate
The table below provides of a reconciliation of income tax benefit/(expense) to adjusted effective tax rate for the periods presented:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
(i) Income tax expense	(26.6)	(1.0)
Tax effect of adjustments(a)	1.5	(9.6)
(ii) Adjusted tax expenses	(25.1)	(10.6)
(iii) Profit/(Loss) before tax	47.5	(22.4)
Exceptional items(b)	7.0	12.8
Amortization of intangible assets acquired through business combinations	4.4	14.3
(iv) Adjusted Profit before tax	59.0	4.7
(i)/(iii) Effective tax rate (%)	56.0%	(4.7)%
(ii)/(iv) Adjusted effective tax rate (%)	42.6%	227.7%

(a) Refer to footnote (b) in the reconciliation of reconciliation of profit/(loss) for the period to adjusted net income (group share).
(b) Refer to footnote (a) in the reconciliation of profit/(loss) for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” below for further discussion.
Our Adjusted Effective Tax Rate is 42.6% for the financial year ended March 31, 2024, down from 227.7% for the financial year ended March 31, 2023. The lower adjusted effective tax rate for the financial year ended March 31, 2024 compared to the adjusted effective tax rate for the financial year ended March 31, 2023 is mainly driven by interest costs that are capped in certain countries, which reduces tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses.
Adjusted Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Total operating expenses	(324.4)	(297.3)
Amortization of intangible assets acquired through business combinations	(4.4)	(14.3)
Other depreciation and amortization	(39.4)	(36.7)
Depreciation and amortization	(43.8)	(51.0)
Exceptional items	(7.0)	(12.8)
Adjusted operating expenses (excluding exceptional items, depreciation and amortization)	(273.6)	(233.5)
Variable adjusted operating expenses(1)	(100.4)	(78.8)
Fixed adjusted operating expenses(2)	(173.3)	(154.8)

(1) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume.

(2) Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and volume related operating expenses.

Adjusted Operating expenses (excluding exceptional items and depreciation and amortization)
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR40.1 million, or 17.2%, to EUR273.6 million for the financial year ended March 31, 2024, from EUR233.5 million for the financial year ended March 31, 2023. This increase is due to the increases in both the variable and fixed adjusted operating expenses as detailed below.
Our Variable adjusted operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR21.6 million, or 27.4% to EUR100.4 million for the financial year ended March 31, 2024, from EUR78.8 million for the financial year ended March 31, 2023. This is mainly attributable to the increase in volumes in the same period as detailed above.
Our Fixed adjusted operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR18.5 million or 11.9% (EUR12.6 million, or 9.0% if excluding the impact of Post-Purchase Solutions), to EUR173.3 million for the financial year ended March 31, 2024, from EUR154.8 million for the financial year ended March 31, 2023. These increases are mainly the result of inflation and the incremental costs of the Post-Purchase Solutions segment.
Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Business restructuring expenses(i)	(1.3)	(4.4)
Corporate restructuring expenses(ii)	(5.7)	(2.8)
Change in fair value of assets(iii)	(1.4)	(3.4)
Net loss on sale of assets(iv)	(0.6)	(0.4)
Share based payments(v)	(4.7)	(10.4)
Change in fair value of warrants and put options(vi)	9.3	11.1
Other exceptional items(vii)	(2.7)	(2.5)
Total Exceptional Items	(7.0)	(12.8)
(i) Represents expenses associated mainly to severance expenses and business discontinuations.
(ii) Represents expenses related to refinancing and sell down.
(iii) Represents impairment expenses.
(iv) Represents net sales of assets and comprise gains/losses on sales of property, plant and equipment.
(v) Represents the fair value of share options and restricted share grants.
(vi) Represents the change in fair value of warrants and put options (namely Yocuda and ZigZag).
(vii) Other exceptional items comprise non-recurring items, such as capital tax, hyper inflation and pension valuation.

Our exceptional items amounted to an expense in the amount of EUR7.0 million for the financial year ended March 31, 2024. The expense related mainly to i) EUR5.7 million of corporate restructuring expenses, of which EUR4.3 million are refinancing costs, ii) EUR4.7 million of share based payments, iii) EUR2.7 million of other exceptional items, of which EUR1.2 million are related to the exceptional pension valuation, iv) EUR1.4 million of change in fair value of assets costs, of which EUR0.6 million are related to trademark impairment and EUR1.3 million of business restructuring expenses in various countries for the financial year ended March 31, 2024, offset by

EUR9.3 million of change in fair value of warrants and put options, of which EUR0.3 million are related to the change in fair value of warrants.
Our exceptional items amounted to an expense in the amount of EUR12.8 million for the financial year ended March 31, 2023. The expense related mainly to EUR10.4 million of share based payments, ii) EUR4.4 million of business restructuring expenses, of which EUR3.2 million are related to Russia TFS discontinuation, iii) EUR3.4 million of change in fair value of assets costs, iv) EUR2.8 million of corporate restructuring expenses related to the activities of assessing restructuring the warrants and the ShipUp acquisition costs, and v) EUR2.5 million of other exceptional items, offset by a) EUR11.1 million of change in fair value of warrants and put options, of which EUR11.1 million are related to the change in fair value of put options ZigZag and b) EUR— million related to the change in fair value of put options Yocuda.
Net Debt
The table below provides a reconciliation of net debt for each of the periods presented:

(EUR thousand)	As of March, 31
Net debt	2024	2023
Cash and cash equivalents	87,462	240,546
Borrowings - repayable after one year	(611,827)	(731,594)
IFRS Net Debt	(524,981)	(565,517)
Lease liabilities - repayable within one year	8,802	6,984
Lease liabilities - repayable after one year	14,774	10,243
IFRS 9 financing costs	(23,849)	(4,704)
Borrowings - repayable within one year	889	61,946
Bank overdraft (a)	—	—
Net Debt	(524,365)	(491,048)
(a) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

B. Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity have historically included cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities and bank overdraft facilities, as well as equity issuances. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months from each balance sheet date. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.
Our cash flow provided by operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks and months, respectively, until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.

In periods of travel disruptions, such as it was with the COVID-19 outbreak, our cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
We may need further cash resources to, among others, further fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. We have made no firm commitments with respect to future investments. We could be required or could elect to seek additional funding through financings, however additional funds may not be available on terms acceptable to us, or at all.
As of March 31, 2024, the Company’s had cash and cash equivalents of EUR87.5 million, which were predominantly held in Euros. EUR2.3 million of the Company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of March 31, 2024, Global Blue had additional available liquidity of EUR101.0 million, consisting of EUR3.5 million of uncommitted local credit lines and RCF availability of EUR97.5 million.
As of March 31, 2024, the Group had EUR588.9 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of senior debt facility of EUR610.0 million less EUR23.8 million of capitalized financing fees and EUR2.7 million of other bank loans.
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Non-current financing—senior debt facility	610.0	630.0
Capitalized financing fees(1)	(23.8)	(4.7)
Revolving credit facility	—	99.0
Supplemental liquidity facility(2)	—	61.3
Other bank loans(3)	2.7	3.2
Total interest-bearing loans and borrowings	588.9	788.8
(1) Represents costs incurred in relation to refinancing our historic indebtedness.
(2) Supplemental liquidity facility of USD75 million has been fully repaid.
(3) The group acquired a number of bank loans whose total outstanding balance was EUR2.7 million as of March 31, 2024, of which EUR0.9 million are of a short-term nature.

The Facilities Agreement governs the EUR610.0 million Senior Secured Term Loan and the EUR97.5 million Revolving Credit Facility (each as defined in “Description of Certain Indebtedness—Banking Facilities and Loans”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR20 million of the Revolving Credit Facility to be utilized by way of Euro-denominated swingline loans.

In November 2023, Global Blue drew down the Senior Secured Term Loan to fully repay the Old Term Loan Facility and Old Revolving Credit Facility.
The Senior Secured Term Loan will mature seven years after the Initial Utilization Date, and the Revolving Credit Facility will mature six and a half years after the Initial Utilization Date. Borrowings under the Senior Secured Term Loan bear interest at a rate of EURIBOR and an applicable margin of up to 5.00%, which may be reduced in the future based on the Senior Secured Net Leverage Ratio (as defined in the Facilities Agreement). Borrowings under the Revolving Credit Facility bear interest at a rate of EURIBOR and an applicable margin of up to 4.50%, which may be reduced in the future based on the Senior Secured Net Leverage Ratio. See “Description of Certain Indebtedness—Banking Facilities and Loans.”
In September 2020, Global Blue entered into the SLF for an amount of USD75.0 million (EUR70.1 million). On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. The Company repaid outstanding borrowings under the SLF on December 15, 2023.
Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	For the financial year ended March 31
	2024	2023
	(in EUR millions)
Net cash from operating activities	120.1	15.0
Net cash used in investing activities	(39.6)	(69.5)
Net cash from/(used in) financing activities	(233.8)	241.1
Net foreign exchange differences	0.3	2.4
Net increase/(decrease) in cash and cash equivalents	(153.1)	188.8
Cash and cash equivalents at the beginning of the year	240.5	51.1
Cash and cash equivalents at the end of the year	87.5	240.5
Net change in bank overdraft facilities	—	0.6
Net increase/(decrease) in cash and cash equivalents	(153.1)	188.8
Note: Sum may not foot to total due to roundings

Cash flow from operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net financial costs, other non-cash items, income tax paid, interest paid and changes in net working capital.
Net cash from operating activities was EUR120.1 million for the financial year ended March 31, 2024 driven by inflows from results of operations, partially offset by an outflow of net working capital of EUR3.4 million, EUR17.3 million of Corporate Income Tax paid and Exceptional Items of EUR7.0 million.
Net cash from operating activities was EUR15.0 million for the financial year ended March 31, 2023 driven by inflows from results of operations, offset by an outflow of net working capital of EUR38.1 million , EUR10.4 million of Corporate Income Tax paid and Exceptional Items of EUR12.8 million.

Cash flow used in investing activities
Net cash flow from/(used in) investing activities primarily consists of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.
Net cash used in investing activities was EUR39.6 million for the financial year ended March 31, 2024 driven by an outflow of EUR33.7 million for internally generated intangible assets, an outflow of EUR4.2 million of purchase of property, plant and equipment, an outflow of EUR4.0 million of acquisitions of non-current financial assets of which EUR 0.5 million for a increase participation in Toshi as well as EUR 3.5 million in bank guarantees to suppliers and an outflow of EUR1.6 million of purchase of intangible assets, partially offset by an inflow of EUR3.6 million of interest received.
Net cash used in investing activities was EUR69.5 million for the financial year ended March 31, 2023 driven by an outflow of 32.0 million from the acquisition of subsidiaries net of cash acquired (related to the business combination with ShipUp), an outflow of EUR25.7 million for internally generated intangible assets, an outflow of EUR6.1 million of acquisitions of non-current financial assets for a participation in Reflaunt of EUR2.0 million as well as a deposit guarantee with a refunding agent of EUR1.2 million, an outflow of EUR4.8 million of purchase of tangible assets and an outflow of EUR3.4 million of purchase of intangible assets.
Cash flow from (used in) financing activities
Net cash from/(used in) financing activities primarily consists of proceeds from the issuance of share capital, principal elements of lease payments, and proceeds from borrowings.
Net cash used in financing activities is EUR233.8 million for the financial year ended March 31, 2024 mainly driven by an outflow of EUR630.0 million for the repayment of loans and borrowings, EUR99.0 million for the repayment of revolving credit facilities, EUR61.3 million for the repayment of loans and borrowings due to shareholders, EUR59.0 million for interest paid and EUR24.5 million for financing fee related to new loans and borrowings and EUR10.7 million of principal elements of lease payments, offset by proceeds from loans and borrowings of EUR610.0 million and also by proceeds of issuance of share capital of EUR45.7 million.
Net cash from financing activities was EUR241.1 million for the financial year ended March 31, 2023 related to an inflow of EUR215.2 million of proceeds from issuance of share capital to Certares, an inflow of EUR59.4 million of proceeds from loans and borrowings due to shareholders, partially offset by an outflow of EUR17.1 million in interest paid, by EUR11.2 million in principal elements of lease payments and also an outflow of EUR4.9 million in transaction costs of issuance of share capital.
Net Working Capital
In our TFS business, net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume growth. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax free transaction at customs, but before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee only after having received 100% of the VAT back from the merchant, approximately 100 days afterwards.
Global Blue’s change in net working capital, as recorded in the cash flow statement, is typically broadly neutral for the full financial year, with predictable intra-year seasonality. Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern Hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. For example, the cumulative cash inflow of net working capital from April 1, 2014 to March 31, 2019 was EUR21.4 million, or an average cash inflow of EUR4.3 million per year. These averages do not include the net working capital movements from the financial year ended March 31, 2020 and onwards, due to these years being unrepresentative as a result of the impact of the COVID-19 pandemic.
However, due to the volume and the timing of refunds year over year, there could be transactions that are not incorporated in the then-current financial year’s net working capital (i.e., a large number of TFS transactions issued right before the end of the financial year and only refunded in the following financial year), resulting in the year-end balance being overly positive or negative, which could also impact the year-over-year profile of the cash flow provided by (used in) operating activities. Additionally, where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few days, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, accrued liabilities and current loans and borrowings. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Years ended March 31, 2024 and 2023
Global Blue recorded a net working capital outflow of EUR3.4 million for the financial year ended March 31, 2024. The outflow reflects the increased needs in the Payments segment mainly in Italy, Australia, Sweden and Singapore, and partially offset by the TFS segment mainly in Italy and Japan linked with the recovery of the business.
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
Years ended March 31, 2024 and 2023
Global Blue’s capital expenditure increased by EUR5.6 million or 16.4% to EUR39.4 million for the financial year ended March 31, 2024 from EUR33.9 million for the financial year ended March 31, 2023. Of the EUR5.6 million increase, EUR8.0 million was related to an increase of payments for capitalized intangible assets, EUR1.8 million was related to a decrease in purchases of intangible assets, and a EUR0.6 million decrease was related to property, plant and equipment.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with IFRS, as issued by the International Accounting Standards Board. For more information about the critical accounting estimates and judgements, see Note 4 to our audited consolidated financial statements.

Recent Accounting Pronouncements
We have reviewed all recently issued standards and have determined that, other than as disclosed in Note 3 to our audited consolidated financial statements, such standards will not have a material impact on our financial statements or do not otherwise apply to our operations.
Internal Controls and Procedures
As a public company, we are required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act, which require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. However, we will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.
Qualitative and Quantitative Disclosure About Market Risk
Overview
Global Blue’s activities are exposed to a variety of financial risks such as market risk (including currency risk and interest rate risk), credit risk and liquidity risk. To minimize the impact of potential adverse effects of market volatility on financial performance, Global Blue hedges certain market risks via derivative contracts.
For further details, see Note 5 (“Financial risk management”) to the audited consolidated financial statements of Global Blue as of and for the financial year ended March 31, 2024 contained herein.
Global Blue is exposed to interest rate risks.
Global Blue is exposed to interest rate risk with the existing and future debt and borrowings, which carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates; for further details see Item 11 - Quantitative and Qualitative Disclosures About Market Risk.
Foreign Exchange Risk
Global Blue is exposed to foreign exchange risk. There are transactional and translation risks that arise from Global Blue’s global presence, as well as commercial risks due to changes in relative foreign exchange rates between international shopper origin and destination currencies, which affect the competitiveness of different currency zones toward inbound international shoppers. Transactional risks arise mainly from intercompany funding and intercompany trade payables and receivables in currencies different from the functional currency of the unit; for further details see Item 11 - Quantitative and Qualitative Disclosures About Market Risk.
Liquidity and Financing Risk
Financing risk is the exposure to financial market forces that may change Global Blue’s ability for debt to be re-financed should it not be repaid by its maturity date, resulting in illiquidity and payment obligations potentially becoming no longer serviceable. Global Blue believes that financing and liquidity risks are limited because of the remaining length and terms of the existing debt and the high level of cash in the company. See “Liquidity and Capital Resources” above.
Banking Facilities and Loans
Overview and structure
On November 24, 2023, Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, J.P. Morgan SE, BNP Paribas, Deutsche Bank Aktiengesellschaft,Royal Bank of Canada and UBS AG London Branch, as mandated lead arrangers, and J.P. Morgan SE, as Agent. The Facilities Agreement governs the

EUR610 million term loan facility (the “Term Loan Facility”) and the EUR97.5 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR20 million of the Revolving Credit Facility to be utilized by way of euro-denominated swingline loans. The Facilities are senior secured and governed by English law.
On December 5, 2023, Global Blue drew down EUR610 million from the Term Loan Facility. The proceeds from the Term Loan Facility, along with existing available liquidity, were used to fully repay and extinguish the Group’s senior secured term loan and revolving credit facility, entered into October 25, 2019, as amended and supplemented from time to time.
Purpose
Global Blue has used the funds obtained by the Term Loan Facility, together with the available cash to the extent needed, to reimburse the principal amount and the interest accrued but not yet paid on its historic indebtedness, as well as to pay related fees, costs and expenses. The Revolving Credit Facility replaced the historic credit facility and is available to finance or refinance working capital and/or for general corporate purposes of Global Blue (see “Net Working Capital”).
In addition, an inter-creditor agreement governs the relationships between creditors under the Facilities Agreement. The Facilities are secured by certain collateral. See “Collateral” below.
Maturity and prepayment
The final repayment date for the Facilities Agreement is December 5, 2030.
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
Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread subject to mechanisms of increase or decrease depending on Global Blue’s leverage (the “TL Margin”). Global Blue has entered into a derivative financial instrument to partially hedge the interest rate risks associated with the indebtedness under the Term Loan Facility.
The Revolving Credit Facility provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor), plus a spread subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio (the “RCF Margin”).
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Group’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

Company's Leverage	Term Loan Margin
> 3.30:1	5.00%
≤ 3.30:1 but > 2.80:1	4.75%
≤ 2.80:1	4.50%

Company's Leverage	Revolving Credit Facility Margin
> 3.85:1	4.50%
≤ 3.85:1 but > 3.60:1	4.25%
≤ 3.60:1 but > 3.35:1	4.00%
≤ 3.35:1 but > 3.10:1	3.75%
≤ 3.10:1	3.50%

To be noted that on May 4, 2024 the Group, after having launched a repricing of its seven-year EUR610 million SSTL, and EUR97.5 million SSRF, successfully allocated the repricing of both the SSTL and SSRF, with the repricing expected to close on or prior to June 30, 2024 and upon closing will reduce the interest rate margin applicable to the Group under both the SSTL and SSRF by 100 basis points (from 5.00% to 4.00%, and from 4.50% to 3.50% per annum respectively), in each case subject to further reduction pursuant to a margin ratchet based on leverage; see also Note 40.
Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) quarterly compliance with a leverage ratio test starting on December 31, 2024 (defined as the ratio between total net indebtedness and Consolidated EBITDA and calculated on a rolling 12-month basis) not to exceed 8.00:1 and each financial year ending thereafter; (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the Business Combination).
Consolidated EBITDA is economically equivalent to Adjusted EBITDA as defined in this Annual Report plus projected synergies and costs savings arising in connection with acquisitions, disposals and other group initiatives which may be added to Adjusted EBITDA by Global Blue under the terms of the Facilities Agreement.
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
Collateral
Until April 2030, in accordance with the provisions of the Facilities Agreement, the Facilities have been secured by pledges on the assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first-priority basis.
Events of default
The Facilities Agreement also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the quarterly leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv) untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.
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
As of March 31, 2024, EUR2.3 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. Majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of March 31, 2024 were limited to EUR3.5 million. The Local credit facilities may be subjected to restriction and none of these local overdraft facilities are committed in nature.

Other bank loans
During the financial year ended March 31, 2023 the Group acquired a number of small bank loans each ranging from EUR0.2 million to EUR0.9 million. The total outstanding balance of these loans was EUR2.7 million as of March 31, 2024, of which EUR0.9 million is of a short-term nature. The interest rate of these small loans ranges between 0.57% to 4.78%, and they have maturities up to December 31, 2028.

C. Research and development, patents and licenses etc.
Global Blue is heavily focused on innovation and, as such, Global Blue’s technology platform continues to evolve and provides new features. Global Blue’s annual technology spend (including technology operating expenses and capital expenditure) amounting to an average of 16% of its revenue over the period between April 1, 2014 to March 31, 2024 or EUR 543.9 million in aggregate. As of March 31, 2024, Global Blue had more than 50 new products in the pipeline, which Global Blue intends to roll out in the medium term to enhance the travelers’ and merchants’ experience.
As far as the policy for software products is concerned, costs that are directly associated with the production of identifiable and unique software products controlled by the Group, that will generate probable economic benefits beyond one year, are recognized as intangible assets. Such costs include the software development employee costs, costs of materials and services used, legal fees and directly attributable overheads, and recognized as an intangible asset amortized over their useful economic life of 3-5 years. This policy has been in force and applied consistently during the last three years.

D. Trend information
Global Blue's results of operations are highly dependent on international travel and the economic conditions that support it. Despite the challenges posed by the COVID-19 outbreak and its impact on international travel, Global Blue has demonstrated resilience and is on the path to recovery. The company's comparable-perimeter revenue for the financial year ended March 31, 2024, reached 89% versus the corresponding twelve months ended December 2019. The following elements are key to Global Blue's recovery and future growth:
1.International Travel Recovery
The recovery of international travel is benefiting both Global Blue's TFS and FX solution businesses. Key traveler destinations in Europe, such as France and Italy, have demonstrated strong momentum, with recovery exceeding pre-COVID-19 performance. In APAC, Japan is benefiting from a weak Japanese Yen, attracting tourists from all Asian destinations. The number of mainland Chinese travelers is also gradually recovering, with strong willingness to travel. In terms of air capacity, it is gradually increasing, with some destinations, such as Spain, benefiting from additional capacity and more direct connections to Chinese Tier I cities. This trend is benefiting and expected to continue benefiting mainly Global Blue's TFS business.
2.Increase of Average Spend
The current spend-per-traveler trend has continued to be substantially higher when compared to the pre-COVID-19 levels, with Global Blue noting an average spend-per-traveler increase of approximately 30% globally. This is primarily due to the luxury brands’ increased pricing strategy, and an international traveler mix skewed more towards affluent1 and HNWI2 (Higher Net Worth Individuals) shoppers. This trend is benefiting, and expected to continue benefiting mainly Global Blue’s TFS business.
3.Continuous Digitalization Increase
Digital and mobile payments, as well as the adoption of instant payment infrastructure by governments, will continue to benefit Global Blue's Payments business. Moreover, the adoption of digitalization of export validation by additional countries, which simplifies the customer journey and reduces friction, will also contribute to improving Global Blue's transaction success ratio in the TFS business.
4. Increase of Contactless Payments Consumer Demand
With consumer payment methods migrating from cash and physical cards to mobile methods, including Apple and Android Pay, Global Blue is well-positioned to capitalize on this trend. The company already supports several digital solutions, integrated into merchants' payment systems, enabling it to engage directly with travelers at various points of the travel cycle. The growth towards the digital wallet also provides merchants/retailers with the opportunity to engage and interact with shoppers using data provided by Global Blue and create personalized marketing programs.
In the Payments business, the Group has already been granted patents in relation to contactless payments and cross-border currency conversion in countries such as Japan, New Zealand, Singapore, and the United Kingdom, which are expected to directly benefit the Group.
5.Integrated Software Payment Solutions Demand by Retail / Hospitality Sector
The solutions Global Blue provides to the hospitality sector allow merchants to interact and process transactions remotely and in an automated mode, improving the customer experience and automating merchant processes. This also helps address one of the key challenges faced by merchants since the occurrence of COVID-19, namely staffing shortages.
6.Retailers’ Demand for the Improvement of the Post-Purchase experience of their Customers
Retailers' strong focus on enhancing the shoppers' post-purchase experience continues, with a focus on increasing customer loyalty and repeat purchases. This is expected to fuel further growth of Global Blue's PPS business. A single-client cross-channel view will enable the collection of big data, which will play a big part in creating personalized experiences. Another notable e-commerce trend is the shift from fully-free returns for all online customers to a focus on monetizing this part of the shopping journey, either through paid returns or value-added services. This creates an opportunity for Global Blue's PPS business to upsell and further expand its value proposition.

E. Critical accounting estimates
Global Blue prepares its consolidated financial statements in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). For more information about the critical accounting estimates and judgements, see Note 4 Critical accounting estimates and judgements.

1 Shoppers spending globally between EUR 3-20 thousand per annum
2 Shoppers spending globally in excess of EUR 20 thousand per annum

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management
Board of Directors
The table below outlines the name, age and position of the current members of the Board of Directors. Age references in the table below are as of June 1, 2024. The business address for our executive officers and directors is c/o 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland.

Directors	Age	Position
Thomas W. Farley	48	Chairman of the Board of Directors, Director
Jacques Stern	59	Chief Executive Officer, Director
Ulf Pagenkopf	38	Director
Christian Lucas	54	Director
Joseph Osnoss	46	Director
Guoming Cheng	51	Director
Eric Strutz	59	Director
Eric Meurice	67	Director
Tom Klein	61	Director

Thomas W. Farley has served as an independent chairman of Global Blue’s board of directors since 2020. In addition to serving on Global Blue’s board of directors, Mr. Farley is also CEO and member of the board of directors of Bullish Global since May 2023. Prior to that Mr Farley served as the Chief Executive Officer, President, Chairman of the Board and a director of Far Peak Acquisition Corporation and Far Point Acquisition Corporation. Mr. Farley served as President of the NYSE Group of Intercontinental Exchange Inc. (“ICE”) from May 2014 until May 2018. Mr. Farley’s responsibilities included leading all operations for the NYSE and managing a diverse range of equity and equity options exchanges, comprising the largest equities listing and securities trading venue in the world. Mr. Farley joined the NYSE in November 2013 when ICE acquired NYSE Euronext. Prior to becoming President of the NYSE in May 2014, he served as the Chief Operating Officer. Prior to joining the NYSE, Mr. Farley served as Senior Vice President of Financial Markets at ICE, where he oversaw the development of several businesses and initiatives across ICE’s markets. Mr. Farley joined ICE in 2007 as the President and Chief Operating Officer of ICE Futures U.S., formerly the New York Board of Trade. He also represented ICE on Options Clearing Corporation’s board of directors. Prior to joining ICE, Mr. Farley was President of SunGard Kiodex, a risk management technology provider to the derivatives markets and prior thereto served as the business unit’s Chief Financial Officer and Chief Operating Officer. Mr. Farley has also held various positions in investment banking at Montgomery Securities and in private equity at Gryphon Investors. Mr. Farley holds a Bachelor of Arts degree in Political Science from Georgetown University and is a Chartered Financial Analyst.
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
Christian Lucas served as Chairman of Global Blue’s board of directors from 2012 to 2020. Mr. Lucas is a Managing Partner of Silver Lake, which he joined in 2010 as co-head of the firm’s activities in Europe, the Middle East, and Africa. He is currently Chairman of the Board of Directors of Facile.it, Grupo BC, Meilleurtaux, Silae, and Software AG, Vice Chairman of the Board at Cegid, and a Board member of Exact, Mirakl and TeamSystem. In addition, Christian previously served as a Board member of Soitec and ZPG. Christian began his career in strategic consulting at McKinsey & Company and then worked as an investment banker, focusing on technology, digital media, and telecommunications. From 2004 to 2010, Christian was Managing Director and Head of the Technology Group at Morgan Stanley. He has been awarded the Medal of Knight of the Legion of Honour by France in 2019. Christian holds an M.B.A. from Harvard Business School having graduated before from ESSEC Graduate School of Management and from the Paris International Law School at the University Panthéon-Assas, both in France.
Joseph Osnoss has served as a member of Global Blue’s board of directors since 2012. Mr. Osnoss joined Silver Lake in 2002 and is a Managing Partner. From 2010 to 2014, he was based in London, where he co-led the Firm’s activities in EMEA. Prior to joining Silver Lake, Joe worked in investment banking at Goldman, Sachs & Co. He serves as Chairman of the Board of Directors of First Advantage and Relativity and is a director of Carta, Cegid, Clubessential Holdings, EverCommerce, Global Payments, LightBox and Zuora. He previously served as Chairman of the Board of Directors of Cast & Crew and was a director of Cornerstone OnDemand, Instinet, Interactive Data, Mercury Payment Systems, Sabre, and Virtu Financial. Joe graduated summa cum laude from Harvard College with an A.B. in Applied Mathematics and a citation in French Language. He has remained involved in academics, including as a Visiting Professor in Practice at the London School of Economics; a member of the Dean’s Advisory Cabinet at Harvard’s School of Engineering and Applied Sciences; a participant in The Polsky Center Private Equity Council at the University of Chicago; and an advisory board member at Stanford University’s Research Initiative on Long-Term Investing.
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
Eric Strutz has served as an independent member of Global Blue’s board of directors since 2018. In addition to serving on Global Blue’s board of directors, Dr. Strutz is a member of the board of directors and Chairman of the Risk Committee of HSBC Bank PLC and in the same functions at its subsidiary HSBC Continental Europe. He is also a member of the board of directors and the Chairman of the Risk and Audit Committee of Luxembourg Investment Company 261. Dr. Strutz is also the Managing Director of Monipack Gbr. Dr. Strutz was member of the Board of Directors and Vice Chairman of Partners Group until May 2021 and Chief Financial Officer and a member of the board of managing directors of Commerzbank AG until March 2012. Prior to joining Commerzbank AG, Dr. Strutz was employed by the Boston Consulting Group from 1993, where he was Vice President, Director and Partner as from 2000. He studied at the Universities of Erlangen-Nürnberg and St. Gallen and holds an M.B.A. from the University of Chicago Graduate School of Business, as well as a Doctorate summa cum laude in Business Administration from the University of St. Gallen (Switzerland).
Eric Meurice has served as an independent member of Global Blue’s board of directors since 2018. In addition to serving on Global Blue’s board of directors, Mr. Meurice is a member of the board of directors of Soitec SA since July 2018 and Chairman of the Board since March 2019, member of the board of directors of IPG Photonics Corp since 2014 and Chairman of the Supervisory Board of Nearfield Instruments since March 2023. Prior to joining Global Blue’s board of directors, Mr. Meurice worked at ASML Holding NV as President and Chief Executive Officer from 2004 to June 2013 and Chairman from July 2013 to March 2014. He served as Executive Vice President of Thomson’s TV division from 2001 to 2004 and as Vice President and General Manager (Western, Southern and Eastern Europe) of Dell from 1995 to 2001. Mr. Meurice holds a master’s degree in Engineering from Ecole Centrale (Paris, France), a master’s degree in Economics from Pantheon-Sorbonne University (Paris, France) and an M.B.A. from Stanford University (USA).
Tom Klein has served as a member of Global Blue’s board of directors since 2022. Since October 2018, Mr. Klein is a Senior Managing Director of Certares. In addition to serving on Global Blue’s board of directors, Mr. Klein is a member of the board of directors of Avia Solutions Group (ASG) Plc since December 2021 and a member of the board of directors of Wheels Up Experience Inc since March 2024. Prior to joining Certares, Mr. Klein was a Director, CEO and President of Sabre Incorporated (“Sabre”), a global technology company serving the travel industry and its subsidiary, Travelocity.com. Prior to being appointed as CEO, Mr. Klein held a number of executive positions at Sabre, including President, Executive Vice President and both domestic and international Senior Vice President roles. Mr. Klein led the IPO of Sabre in 2014. Prior to joining Sabre, he held various management positions at American Airlines and Consolidated Freightways and has spent 29 years as an operator in the travel sector. Mr. Klein was appointed by the U.S. Secretary of Commerce to serve on the Board of Directors of Brand USA in 2010. He was reappointed twice and ended his third term in 2017 as Chairman. Mr. Klein also served on President Barack Obama’s President’s Advisory Council on Doing Business in Africa. Mr. Klein serves on the Board of Directors of Avia Solutions Group and is a member of the Investment Committee and the Management Committee of Certares Management LLC. Mr. Klein previously served on the Boards of Directors of Cedar Fair Entertainment, Nirvana Travel & Tourism, and Playa Resorts. Mr Klein received his Bachelor of Science degree in Business Administration from Villanova University (USA) where he serves on the Board of Trustees.
Executive Management
The table below outlines the name, age and position of the current members of the Executive Management. Age references in the table below are as of June 1, 2024.

Name	Age	Position
Anamaria Tudor	34	Senior Vice President & Global Human Resources Director
Damian Cecchi	51	Senior Vice President of Payments
Fabio Ferreira	51	Chief Technology Officer
Greg Gelhaus	48	Chief Operating Officer—APAC and Central Europe
Jacques Stern	59	Chief Executive Officer
Jeremy Henderson-Ross	47	General Counsel and Company Secretary
Jeremy Taylor	48	Senior Vice President Operations
Jorge Casal	56	Senior Vice President New Markets, Americas and Public Affairs
Laurent Delmas	60	Chief Operating Officer—Europe South
Pier Francesco Nervini	55	Chief Operating Officer—Europe North, Central and Global Accounts
Roxane Dufour	42	Chief Financial Officer
Tomas Mostany	52	Senior Vice President Strategy and Chief Product Officer
Virginie Alem	38	Senior Vice President Marketing, Communications & Customer Value Creation

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
Damian Cecchi has served as Global Blue’s Senior Vice President of Payments since 2017 and joined Global Blue in 2016 following the acquisition of Currency Select, where he worked as General Manager. He has more than 20 years of experience in the payments industry across different companies, starting in 1995 at Hypercom as Account and Business Development Manager. Prior to joining Currency Select in 2004, he worked at the Australia and New Zealand Banking Group (“ANZ”) as Manager Chip Card and Merchant Services from 2000 to 2002, and at the National Australia Bank (“NAB”) as Associate Director, Transaction from 2002 to 2004. He has a bachelor’s degree in Business from Monash University and an M.B.A. from the Sydney Business School, University of Wollongong.
Fabio Ferreira has served as Global Blue’s Chief Technology Officer since joining Global Blue in 2015. He has more than 20 years of experience in information technology leadership positions, particularly in information technology architecture redesign and management of mission-critical applications. He started his career in 1995 and held various leadership positions in Brazilian companies before joining the Accor Group, including Ambev, Abril and Teletrim. At Accor Group, he held several positions, including Chief Technology Officer Latin America for Accor Hotels. From 2012 to 2015, he held the position of Chief Information Officer Latin America at Edenred. He has a bachelor’s degree in Computer Science and an M.B.A. from the University of Sao Paulo.
Greg Gelhaus has served as Global Blue’s Chief Operating Officer—Asia Pacific and Central Europe since 2021 and prior to that as Head of Asia Pacific since joining Global Blue in 2014. Prior to joining Global Blue, he worked for Marakon Associates from 2005 to 2009 and served as an Engagement Manager. In 2009, he joined Alvarez & Marsal and served as a Director in the European Restructuring Group. From 2011 to 2013, he worked at the Kirkham Group and served as Group Finance and Operations Director. He has an M.B.A. from the Wharton School and a Bachelor of Business Administration in Accounting from the University of Michigan.
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
Laurent Delmas has served as Global Blue’s Chief Operating Officer—Europe South since joining Global Blue in 2016. He started his career in 1989 at Edenred, where he held various management positions, including

Managing Director USA, Managing Director United Kingdom and, from 2009 to 2016, Managing Director France. Mr. Delmas holds a business degree from ESSEC Business School.
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
Roxane Dufour was appointed Chief Financial Officer of Global Blue on April 1, 2022. She joined Global Blue in 2016 as Group Finance Coordinator, advising the Company on strategic matters and overseeing the SOX implementation. In the past, she served at Edenred where she held several management roles in Finance, such as Group Finance Controller and Internal Audit Director. She started her career at the Accor Group in 2005 in various finance organizations worldwide. She holds a business master’s degree from ESCEM Business School.
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

B. Compensation
Principles of the Compensation of the Board of Directors and Executive Management
Pursuant to Swiss Code of Obligations (the “SCO”), the aggregate amount of compensation of the Board of Directors (the “Board”) and the persons whom the Board has entrusted with the management of the Company (“Executive Management”) must be submitted to the annual general meeting of shareholders (the “AGM”) for a binding vote.
The disclosure below concerning compensation, loans and other forms of indebtedness includes the aggregate amount for the Board and the Executive Management, respectively, as well as the particular amount for each member of the Board and for the highest paid member of the Executive Management, specifying the name and function of each of these persons.
As a company subject to the provisions of the SCO, we are prohibited from granting certain forms of compensation to members of our Board and the Executive Management.
Compensation to members of the Board and the Executive Management for activities in entities that are, directly or indirectly, controlled by the Company is prohibited if (i) the compensation would be prohibited if it were paid directly by the Company, (ii) the Articles of Association (“Articles”) do not provide for it, or (iii) the compensation has not been approved by the AGM.

Regarding covenants not to compete against us (or solicit our employees or customers during employment) we may agree such terms with some members of our Executive Management for a period of up to one year following termination.
Compensation of the Members of Executive Management
As per the Articles, members of the Executive Management shall receive a fixed compensation consisting of a base salary, contributions to pension schemes or similar benefits and, where applicable, other benefits in cash or kind. In addition, members of the Executive Management are eligible for performance based short-term variable compensation and long-term variable compensation. The performance criteria may include individual targets, targets of the Company or parts thereof and targets in relation to the market, taking into account the position and level of responsibility of the recipient of the variable compensation. The Board or, where delegated to it, the Nomination and Compensation Committee of the Board (the “NCC”) shall determine the relative weight of the performance criteria and the respective target values.
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
The long-term variable compensation orients itself on performance metrics that take into account strategic objectives and/or financial objectives of the Company and/or the development of the share price of the Company and the achievement of which is generally measured based on a multi-annual period. The annual target level of the long-term variable compensation elements is determined as a percentage of the base salary; depending on achieved performance, the compensation may amount to up to a predetermined multiplier of target level. The Board or the NCC shall determine the conditions for the allocation, vesting conditions, the conditions and deadlines for the exercise thereof, and any retention periods or conditions of expiration. It may provide that, contingent upon the occurrence of certain events determined in advance, such as a change in control or the termination of an employment relationship, that the conditions and deadlines for the exercise of rights, or retention periods, or vesting conditions are to be shortened or cancelled, that remuneration is to be paid based on an assumption of the achievement of target values, or that remuneration is to be forfeited. Long term variable compensation may be awarded in the form of shares, options or equivalent instruments or units.
In addition, the Company reimburses the members of Executive Management for out-of-pocket expenses incurred in relation to their services on an on-going basis upon presentation of the corresponding receipts. Expenses’ reimbursements are not part of the compensation.
Executive Management - Compensation components for Fiscal Year 2024
Base Salary
We believe that our base salaries are competitive, given the importance of attracting, motivating, and retaining persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual’s profile in terms of experience and skills. Base and variable salaries are reviewed annually by the NCC, taking into account individual performance.
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
2019 Employee Share Option Plan
In June 2019, Global Blue implemented an employee share option plan to encourage the long-term commitment and retention of a limited number of members of its management. Options granted under the option plan, represent options to acquire approximately 486,527 ordinary shares in the aggregate at a strike price of $10.59. The resulting options vest in two stages, with 50% vested on June 24, 2022 and 50% vesting on June 24, 2024.
If an option-holder ceases to be an employee of a member of Global Blue, his or her unvested options will lapse. In addition, all options that are not exercised prior to June 24, 2027 will automatically lapse.
Upon the exercise of the options, Global Blue shall either issue or transfer ordinary shares to the employee or, at Global Blue’s sole election, settle the exercised options in cash.
In March 2024, applicable employees were offered the opportunity to replace their existing stock option award with a new award, the main terms of which are as follows (with all other terms remaining the same as the existing stock option plan):
•The granted options will vest over two tranches on June 25, 2022 and June 25, 2025;
•The option strike price will be US$7.50;
•The granted options cannot be exercised after June 25, 2028; and
•The number of options granted to each employee will be replaced by an amount equal to 29.2% less than the number of stock options originally granted.
Employees were given the choice to continue with the existing award granted or replace such award with the new award detailed above.
Management Incentive Plan (“MIP”)
On November 12, 2020, Global Blue adopted a MIP, which is administered by the Board. The purpose of the MIP is to give employees of Global Blue (including executive and non-executive directors and officers) an opportunity to become shareholders of Global Blue, and thereby to participate in its future long-term success and prosperity. Under the MIP, Global Blue has granted two types of awards: Restricted Stock Awards (“RSAs”) or Options.
Awards are documented in an award certificate in respect of each participant which state, among other things, the type of award being granted, further detail around the performance conditions attached to the award and, if the award is an award of Options, the exercise price. The Board has discretion under the terms of the MIP to vary the particular terms applicable to an individual award, through the relevant participant’s award certificate.
An award (or any tranche of an award) lapses in certain circumstances, which are set out in the MIP plan documentation adopted by the NCC.

2020 Employee Restricted Stock Awards
Each award vests over a four-year period in tranches determined by the Board of Directors for each participant. 50% of each RSA is not subject to any performance targets. 50% of each RSA is subject to performance targets based on earnings per share growth and absolute and relative total shareholder return.
On August 29, 2023, under the MIP, Global Blue granted 1.033.820 RSAs to its employees. Under this plan, participants are granted Company’s ordinary shares if they remain in the employment of the Company, and certain market and non-market conditions are met. The award is vesting over a 4-year period with 25% of the RSAs vesting on August 29, 2024 (except for French residents vesting on August 30, 2024), 25% on August 29, 2025, 25% on August 29, 2026, and 25% on August 29, 2027. For the CEO the award is vesting over a 2-year period with 50% of the RSAs vesting on August 29, 2024, and the remaining 50% on August 29, 2025.
Since the plan was adopted, 3.8 million RSAs have been granted, out of which 1.6 million have already vested, 0.3 million lapsed, and 1.9 million will vest in future years.
2020 Employee Share Option Plan
In March 2024, applicable employees were offered the opportunity to replace their existing stock option award with a new award, the main terms of which are as follows (with all other terms remaining the same as the existing stock option plan):
•The granted options will vest over four tranches on February 15, 2022, August 15, 2022, August 15, 2023 and August 15, 2025;
•The option strike prices will be US$6.00, US$7.50, US$9.00 and US$10.50;
•The granted options cannot be exercised after November 17. 2028; and
•The number of options granted in 2020 to each employee will be replaced by an amount equal to: (i) 29.4% less stock options than the number of stock options originally granted with a strike price of US$8.50; (ii) 28.6% less stock options than the number of stock options originally granted with a strike price of US$10.50; (iii) 28% less stock options than the number of stock options originally granted with a strike price of US$12.50; and (iv) 27.6% less stock options than the number of stock options originally granted with a strike price of US$14.50.
Employees were given the choice to continue with the existing award granted in November 2020 or replace such award with the new award detailed above.
Since the plan was adopted, 7.9 million SOPs were granted, adjusted down to 6.2 million SOPs granted following the choice of employees to replace their original award with the amended SOP detailed above, of which 4,6 million have already vested, 0,04 million lapsed and 1,6 million will vest in future years.
On March 12, 2024, Jacques Stern entered into a new Stock Option Award Certificate to exchange and replace options issued pursuant to the 2020 SOP; see “Jacques Stern Service Agreement – SOP” below.
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
Malus and Clawback provisions. Unless otherwise stated in an award certificate, awards granted under the MIP shall be subject to pre-determined malus and clawback provisions as well as Global Blue’s Incentive Compensation Clawback Policy.
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
The members of the Board not serving in the Executive Management do not participate in the Company's pension and retirement plans. The members of the Executive Management are eligible to participate in the Company's retirement and pension schemes.

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
Service and Director Agreements
We have entered into employment/directorship agreements with certain members of our Executive Management and Board. Each of these agreements generally requires advance notice of termination (in no case longer than twelve months), and includes covenants not to compete against us and/or solicit our employees or customers during pre-specified periods. For details on each of the three agreements, please see below:
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
In February 2022, the service agreement was amended to provide that any annual restricted stock award to be granted each year, starting from January 2022, will be the greater of 150,000 shares or EUR1.25 million, subject to a maximum of 1,000,000 shares per grant. Such restricted stock award that are subject to performance conditions will have a vesting period of two years, with 25% vesting each semi-annual period. In addition, if the Company undertakes a primary equity or equity-linked offering then under certain circumstances, the three-month VWAP of the Company’s shares is less than US$5 per share and Mr. Stern remains employed as Chief Executive Officer and has not been dismissed for cause or given notice of his resignation (collectively, the “Trigger Event”), then (i) the number of existing restricted stock awards that are subject to performance conditions will be adjusted to EUR1 million divided by the applicable reference price, subject to a cap of 800,000 shares per tranche, (ii) the number of existing restricted stock awards that are not subject to performance conditions will be adjusted to EUR1,833,333 divided by the applicable reference price, subject to a cap of 1,466,667 shares and (iii) the number of existing restricted stock awards under future grants will be adjusted to EUR1.25 million divided by the applicable reference price, subject to a cap of 1,000,000 shares per tranche. In addition, upon the occurrence of the Trigger Event, the exercise price of existing stock options granted to Mr. Stern will also be reduced.
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
SOP
Jacques Stern’s stock option plan is subject to the same conditions as granted to management except that pursuant to the Second Deed of Amendment to his Employment Agreement signed on October 14, 2022, new option strike prices were set at US$6.4232, US$8.4232, US$10.4232 and US$12.4232 and therefore the number of options currently granted will be replaced by an amount equal to:
•6.5% less stock options than the number of stock options originally granted with a strike price of US$6.4232;
•10.9% less stock options than the number of stock options originally granted with a strike price of US$8.4232;
•13.6% less stock options than the number of stock options originally granted with a strike price of US$10.4232; and
•15.5% less stock options than the number of stock options originally granted with a strike price of US$12.4232
On March 12, 2024, Global Blue and Jacques Stern entered into a new Stock Option Award Certificate, following Mr. Stern’s notification that he wished to exchange his current stock options awarded under the SOP 2020 in accordance with the terms detailed above (see “2020 Employee Share Option Plan”. As a result of such replacement, Mr. Stern’s awards are as follows:

SOP 2020 MOD - Number of shares (thousand)
Original Option Strike Price	New Option Strike Price	Vesting date				Total
		15/02/2022	15/08/2022	15/08/2023	15/08/2025
US$ 6.4	US$ 6	313,370.00	104,456.00	208,914.00	208,914.00	835,654.00
US$ 8.4	US$ 7.5	252,682.00	84,227.00	168,455.00	168,455.00	673,819.00
US$ 10.4	US$ 9.0	200,475.00	66,825.00	133,650.00	133,650.00	534,600.00
US$ 12.4	US$ 10.5	152,496.00	50,832.00	101,664.00	101,664.00	406,656.00
Total		919,023.00	306,340.00	612,683.00	612,683.00	2,450,729
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
Compensation of the Board of Directors
As per the Articles, the members of the Board are eligible to receive an annual retainer as determined by the Board of Directors upon recommendation by the NCC, subject to prior approval by the AGM. The Board may determine that those Directors receiving compensation shall have the right to elect that part of their annual retainer be paid in shares, and/or the retainer be in whole or in part paid in the form of blocked shares or equity based instruments, in which case it shall determine the conditions, including blocking periods, exercise and forfeiture conditions (even though such annual retainer is currently paid in cash). The Board may provide for extension, acceleration or removal of vesting and exercise conditions in case of certain predefined events.
Non-executive members of the Board do not participate in the company’s pension and retirement plans.
In addition, the Company reimburses Board Members for out-of-pocket expenses incurred in relation to their services on an on-going basis upon presentation of the corresponding receipts. Expenses reimbursements are not part of the compensation.
Board Compensation Structure
We do not currently pay our directors who are either employed by us, by SL Globetrotter L.P. (Silver Lake), by CK Opportunities Wolverine Sarl (“Certares”), by Partners Group or by Ant Group Co., Ltd, any compensation for their service as directors. For those directors receiving compensation, our director compensation program during the period starting on April 1, 2023, and ending on March 31, 2024 consisted of a combination of an annual fixed cash compensation, payable annually, and equity instruments not subject to any performance targets, under the Non-Executive Directors RSAs plan (as adopted by Global Blue on November 12, 2020, and explained under the section “Executive Management - Compensation components for Fiscal Year 24” above), as determined under the review process of the NCC and approved by the Board, as set forth below(1):

(in EUR thousands)	Chair	Member
Board of Directors	-	80
Finance and Audit Committee	-	-
Nomination and Corporate Governance Committee	-	-

(1) Pursuant to their arrangement with the Company, two Board members, namely Mr. Eric Strutz, and Mr. Eric Meurice receive a flat annual gross fee of EUR80,000 (subject to mandatory deductions for social security contributions and source taxes) for their service on the Board of Directors and board committees.

Board Compensation Amounts
In the period starting on April 1, 2023, and ending on March 31, 2024, the compensation of the members of the Board of Directors was as follows (in EUR thousands):

Name	Function	Gross Compensation	Employer’s Social & Pension Contributions	Long-term Incentive Plan	Total Compensation
Thomas W. Farley	Chairman, Director	—	—	—	—
Jacques Stern(1)	Chief Executive Officer, Director	—	—	—	—
Ulf Pagenkopf	Director	—	—	—	—
Christian Lucas	Director	—	—	—	—
Joseph Osnoss	Director	—	—	—	—
Guoming Chen	Director	—	—	—	—
Thomas Klein	Director	—	—	—	—
Eric Strutz	Director	80	7	75	162
Eric Meurice	Director	80	5	75	160
Total		160	12	150	322

1.As member of the Executive Management, Jacques Stern receives no compensation for service on the Board of Directors. Compensation for Jacques Stern is included in below.
No loans were extended to members of the Board or outstanding during the period starting on April 1, 2023, and ending on March 31, 2024. No payments to former members of the Board in connection with their former role or which are not at arm’s length were made during and with respect to such period, and no severance payments to any member or former member of the Board were made during and with respect to such period. No payments to related parties of members of the Board were made during such period.
Equity and Equity-Linked Instruments granted to Members of the Board of Directors during the period (1):
Excluding Jacques Stern, our CEO, whose equity and equity linked instruments are listed below, the members of the Board and their related parties, if any, were granted the following equity or equity-linked instruments during the period:

Name	RSAs
Eric Meurice	14,910
Eric Strutz	14,910
Total Board of Directors	29,820
In the case of the RSAs:
For the non-executive directors the award is vesting over a 3-year period with 33% of the RSAs vesting on August 29, 2024, 33% on August 29, 2025 and the remaining 33% on August 29, 2026.
Executive Management Compensation Amounts
For the period starting on April 1, 2023, and ending on March 31, 2024, the fixed and variable compensation of the members of the Executive Management was as follows (in EUR thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Gross Salary	Bonus	Other Compensation(1)	Employer’s Social & Pension Contributions	Long-term Incentive Plan(2)	Total
Jacques Stern	750	1,482	9	518	1,844	4,603
Other Executives	3,852	2,179	360	1,581	2,000	9,972
Total Executive Management Compensation(3)	4,602	3,661	369	2,099	3,844	14,575

1.Includes essentially school fees, housing allowance, health insurance and private-use portion of company car allowance.
2.Represents the full value of the award for the compensation period and associated social charges.
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

Equity and Equity-Linked Instruments granted to Members of the Executive Management during the period:
The members of the Executive Management and their related parties, if any, were granted the following (vested and unvested) equity and equity-linked instruments during the period:

Name	RSAs	Options
Jacques Stern	258,570	2,450,729
Other Executives	326,000	1,808,253
Total Executive Management	584,570	4,258,982

In the case of the RSAs:
50% of each tranche of the award is not subject to performance conditions, while the remaining 50% of each tranche is subject to meeting performance conditions in relation to total shareholder return (in absolute and relative terms) with a weight of 50%, and adjusted net income compound annual growth rate (“CAGR”) with a weight of 50%. For the RSAs issued in 2023, the awards have a 4-year vesting period with 25% of the RSAs vesting on August 29, 2024 (except for French residents vesting on August 30, 2024), 25% on August 29, 2025, 25% on August 29, 2026, and 25% on August 29, 2027. For the CEO the award is vesting over a 2-year period with 50% of the RSAs vesting on August 29, 2024, and the remaining 50% on August 29, 2025.

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

Finance and Audit Committee
Our Finance and Audit Committee consists of Eric Strutz, Eric Meurice, and Thomas W. Farley. Mr. Strutz is chair of our Finance and Audit Committee.
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
As of March 31, 2024, Global Blue employed 1,939 Full Time Equivalents (“FTEs”) worldwide. The table below shows the number of FTEs per geographical division for the periods indicated:

	For the financial year ended March 31
	2024	%	2023	%	2022	%
EMEA(1)	1,642	84.7%	1,516	85.0%	1,195	84.6%
APAC(2)	260	13.4%	238	13.3%	198	14.0%
Americas(3)	36	1.9%	29	1.6%	20	1.4%
Total	1,939	100.0%	1,783	100.0%	1,412	100.0%
(1) EMEA includes Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Kazakhstan, Latvia, Lebanon, Lichtenstein, Lithuania, Luxembourg, Morocco, Monaco, the Netherlands, Norway, Poland, Portugal, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, and the United Kingdom.
(2) APAC includes Australia, China, Japan, Malaysia, New Zealand, Singapore and South Korea.
(3) Americas includes Argentina, the Bahamas, Colombia, Peru and Uruguay.

As of March 31, 2024 Global Blue FTEs increased by 156 or 8.8% to 1,939, from 1,783 as of March 31, 2023. This increase is mostly due to the filling in of operational positions linked to the increased business volumes described in the previous sections.

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
Employee Representation
Argentina: As of March 31, 2024 approximately 16% of Global Blue’s employees in Argentina were affiliated with the labor union Sindicato de Empleados de Comercio. The relationship between Global Blue and the Sindicato de Empleados de Comercio is constructive and cooperative.
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
Italy: As of March 31, 2024 approximately 1% of Global Blue’s employees in Italy were affiliated with the Italian General Confederation of Labour (Confederazione Generale Italiana del Lavoro). In addition, the employees are represented under the National Collective Bargaining Arrangement for the Tertiary.
Slovakia: All of Global Blue’s employees in Slovakia are represented by the trade union UniJA, even if they are not members of UniJA. The relationship between Global Blue and UniJA is constructive and cooperative.
European Works Council: In June 2017, representatives of the trade union UniJA and the works council in Austria have requested that a European-wide works council be set up, a process which is governed by EU Directive 2009/38/EC. The COVID-19 pandemic caused some delays in its implementation, but Global Blue’s European-wide works council was established and first elected members in April 2023 and a European Works Council Agreement (governed by Irish Law) between Global Blue and the works council was signed in January 2024.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information regarding the beneficial ownership of ordinary, Series A and Series B preference shares at March 31, 2024:

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
We believe that as of March 31, 2024, no Series A and Series B preference shares were held in the US, whereas approximately 16.275 million ordinary shares were held of record by 8 persons with US addresses; those ordinary shares represented 8.1% of the outstanding ordinary shares.
Unless otherwise indicated, we believe that all persons and entities named in the table below have sole voting and investment power with respect to ordinary shares beneficially owned by them.

Beneficial Owners	Number of ordinary shares	Number of Series A Preferred Shares	Number of Series B Preferred Shares	Percentage of ordinary shares(1)
Directors and Executive Management
Thomas W. Farley(2)	3,091,357	0	0	1.5%
Christian Lucas	0	0	0	—%
Eric Meurice	*	0	0	*
Joseph Osnoss	0	0	0	—%
Eric Strutz	*	0	0	*
Guoming Cheng	0	0	0	—%
Tom Klein	0	0	0	—%
Virginie Alem	*	0	0	*
Jorge Casal	*	*	0	*
Damian Cecchi	*	*	0	*
Laurent Delmas	*	*	0	*
Fabio Ferreira	*	*	0	*
Greg Gelhaus	*	*	0	*
Jeremy Henderson-Ross	*	*	0	*
Tomas Mostany	*	*	0	*
Pier Francesco Nervini	*	*	0	*
Roxane Dufour	*	*	0	*
Jacques Stern	*	*	0	*
Jeremy Taylor	*	*	0	*
Anamaria Tudor	*	0	0	*
All directors and members of Executive Management as a group (20 persons)	6,326,724	439,948		3.0%

Other 5% Shareholders
Silver Lake(3)	152,262,284(4)	16,909,624(5)	0	67.5%
CK Opportunities Wolverine S.à r.l(6)	31,310,498(7)	0	22,023,529	14.1%
Tencent Mobility Limited	18,181,818	0	0	9.1%
Antfin (Hong Kong) Holding Limited(8)	12,500,000	0	0	6.3%
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
(4) The 152,262,284 ordinary shares shown in the table consist of (a) 91,230,811 ordinary shares held by Globetrotter, (b) 6,548,415 Global Blue Warrants held by Globetrotter exercisable for the issuance of 6,548,415 ordinary shares, (c) 11,970,487 Series A Preferred Shares held by Globetrotter, (d) 34,871,499 ordinary shares held by Cayman Holdings, (e) 2,701,935 Global Blue Warrants held by Cayman Holdings exercisable for the issuance of 2,701,935 ordinary shares and (f) 4,939,137 Series A Preferred Shares held by Cayman Holdings.
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
(7) The 31,310,498 ordinary shares shown in the table consist of (a) 9,286,969 ordinary shares and (b) 22,023,529 Series B Preferred Shares.
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
Certain Relationships and Related Person Transactions
Relationship Agreement
On September 7, 2020, the Company, Globetrotter and Antin (Hong Kong) Limited (the “Strategic Secondary 2020 PIPE Investor”) entered into the Relationship Agreement. Pursuant to the terms of the Relationship Agreement, Globetrotter has the right to designate for nomination to the Board of Directors three persons on behalf of itself, and the Strategic Secondary 2020 PIPE Investor has the right to designate for nomination to the Board of Directors one person on behalf of itself. Globetrotter’s board of directors appointment rights taper off as its shareholdings reduce, such that: (i) if the combined shareholdings of Globetrotter, funds affiliated with Partners Group and their affiliates (excluding the Company) (collectively, the “SL Entities”) falls below 20% of our ordinary shares and Series A Preferred Shares (collectively, the “Voting Shares”), Globetrotter shall be entitled to nominate two members to the Board of Directors on behalf of themselves; (ii) if the combined holdings of the SL Entities falls below 10% of Voting Shares, Globetrotter shall only be entitled to nominate one member to the Board of Directors; and (iii) if the combined holdings of the SL Entities falls below 5% of Voting Shares, Globetrotter shall no longer be entitled to nominate a member to the Board of Directors. These reductions in nomination rights with respect to the Board of Directors shall not apply to Globetrotter for the period of two years after the listing on the NYSE, other than the reduction listed in (i), where Globetrotter’s shareholding falls below 20% of Voting Shares. In connection with the foregoing appointment rights, Globetrotter has separately agreed with Partners Group to appoint for nomination to the Board of Directors a person designated by Partners Group as one of Globetrotter’s nominated members of the Board of Directors, for so long as Partners Group maintains a certain level of direct or indirect ownership interest in the Company. If the combined holdings of the Strategic Secondary 2020 PIPE Investor and its direct and indirect subsidiaries falls below 5% and/or any other conditions agreed upon between the Strategic Secondary 2020 PIPE Investor and the Company ceased to be satisfied, the Strategic Secondary 2020 PIPE Investor shall no longer have the right to nominate a member to the Board of Directors.
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
If Globetrotter or Cayman Holdings and/or their affiliates transfer any ordinary shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) in a transaction that is not an SEC-registered offering pursuant to the Registration Rights Agreement, the transferor(s) shall ensure that Thomas W. Farley and other member of his group shall have the right to participate in respect of the proportion of his closing common shares then held as is equal to the proportion of ordinary shares (relative to its total holding of ordinary shares at the relevant time) as the transferor(s) propose to transfer for the same consideration per Additional Founder Shares and the Unrestricted Founder Shares (as defined below) (together, the “Closing Common Shares”) as being paid to the transferor(s) and on the same terms and conditions as apply to the proposed transfer; provided that Thomas W. Farley and other member of his group shall only be required to make representations as to itself and its ownership of our ordinary shares being sold, shall not be required to provide indemnification other than (x) as to his or its respective representations and/or (y) with respect to the Company and/or its subsidiaries, on a proportionate basis with the transferor(s) based on the number of ordinary shares being transferred, his or its indemnification shall be limited to the net proceeds from the sale of our ordinary shares, and he or it shall not be required to agree to any non-competition covenant or enter into any similar ancillary agreements (provided that he or it may be required to enter into shareholders’ or similar agreements, and/or a non-solicitation covenant, in each case on the same terms and conditions as apply to the transferor(s)) (The “Tag-Along Right”). The Tag-Along Right will not apply where Globetrotter or its affiliates exercise the Drag-Along Right (as defined below). If Globetrotter or Cayman Holdings and/or their affiliates transfer any ordinary shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) in a transaction that is an SEC-registered offering pursuant to the Registration Rights Agreement, Thomas W. Farley and any other member of his group shall have the right to exercise his participation rights under the Registration Rights Agreement in respect of the same mix of Unrestricted Founder Shares and Additional Founder Shares had the Tag-Along Right applied.
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
If the Tag-Along Right or the Drag-Along Right are exercised at a time when Thomas W. Farley or any member of his group holds the 1,500,000 ordinary shares out of the 4,316,321 ordinary shares received by Far Point LLC in respect of shares in Far Point Acquisition Corp pursuant to the Merger and transferred to Thomas W. Farley and others at Closing (the “Unrestricted Founder Shares”), then at least 50% of the Closing Common Shares to be transferred under in connection with the Tag-Along Right or the Drag-Along Right must comprise Unrestricted Founder Shares or, if there are insufficient Unrestricted Founder Shares to comprise 50%, then such Closing Common Shares to be transferred must include all of the Unrestricted Founder Shares then held by Thomas W. Farley and his group taken as a whole, provided that, if the proportion of Unrestricted Founder Shares comprised in

Closing Common Shares held by Thomas W. Farley and his group taken as a whole at the relevant time exceeds 50%, then such larger proportion of Closing Common Shares to be transferred must comprise Unrestricted Founder Shares. If Globetrotter or any of its affiliates transfers any ordinary shares (other than to its respective affiliate, group member or investor in Globetrotter or Cayman Holdings) by way of a transaction that is an SEC-registered offering pursuant to the Registration Rights Agreement, Thomas W. Farley and his group shall have a right to sell the same number of Additional Founder Shares that they would have been entitled to apply the Tag-Along Right to had the transaction not been an SEC-registered offering pursuant to the Registration Rights Agreement.
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

The Series A Conversion Agreement sets out a mechanism by which, among other, a holder of Series A Preferred Shares may exercise a put option with respect to all or part of such holder’s Series A Preferred Shares in a cashless exchange for delivery of ordinary shares and a mechanism by which the Company may exercise a call option with respect to all or part of a holder’s Series A Preferred Shares in a cashless exchange for delivery of ordinary shares. The call option is subject to certain conditions: the holder is not restricted from making a transfer at the time of conversion, the conversion does not take place during a blackout period, and the value of our ordinary shares based on daily dollar volume-weighted average price for 30 trading days prior to conversion equals or exceeds US$18.00. The Series A Conversion Agreement also sets out a mechanism by which the Company may redeem some or all of the Series A Preferred Shares following the fifth anniversary from the date of the NYSE listing; provided, that no put option or call option has been exercised in respect of the relevant Series A Preferred Shares, the value of each Series A Preferred Share on an as-converted basis based on daily dollar volume-weighted average price for 30 trading days prior to conversion equals or exceeds US$10.00, and certain other conditions are met.
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
Series B Preferred Shares Conversion Agreement
In connection with the issuance of 22,023,529 Series B Preferred Shares and 8,587,786 common shares of the Company to the CK Investor, the Company entered into a Conversion Agreement with the CK Investor to govern the issuance and delivery of ordinary shares in exchange for Series B Preferred Shares from the holders of Series B Preferred Shares (the “Series B Conversion Agreement”). The holders of Series B Preferred Shares are entitled to receive a 5% annual preferred dividend in accordance with the Articles of Association, subject to certain requirements; see Exhibit 2.5.
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
Registration Rights Agreement
At the time of the NYSE listing, the Company, Third Point, the Seller Parties and certain other parties thereto, including Thomas W. Farley, entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company has agreed to file a shelf-registration statement within 45 days of the date of the NYSE listing, subject to the ability to delay such filing under certain circumstances. Globetrotter and its affiliates and Third Point (collectively, the “Demand Shareholders”) are entitled from time-to-time to deliver to the Company take-down notices under the shelf registration statement stating their intent to sell Registrable Shares (including shares held by the Escrow Agent (as defined in the Registration Rights Agreement) on behalf of Management Sellers) in an underwritten offering, which may be either a marketed or non-marketed underwritten offering. If the Company fails to file the shelf registration statement or fails to maintain the effectiveness of the shelf registration statement, the Demand Shareholders are also entitled to demand that the Company register Registrable Shares (including shares held by the Escrow Agent) in amounts having an aggregate value equal to or greater than US$30 million. The ability of certain parties to the Registration Rights Agreement to sell Registrable Securities are subject to certain transfer restrictions, including those described above under “—Shareholders Agreement.” Other parties holding Registrable Securities are entitled to join in underwritten offerings under the shelf registration statement, demand registrations or other registrations by the Company, subject to customary cutbacks. Under the Registration Rights Agreement, the

Company will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arises from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.
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
Tencent Registration Rights Agreement
In connection with an investment by the Tencent Investor in the Company, the Tencent Investor and the Company have entered into a registration rights agreement (the “Tencent Registration Rights Agreement”), pursuant to which the Company has agreed to file a shelf registration statement and shall use its reasonable best efforts to have such shelf registration statement declared effective by May 28, 2024, subject to the ability to delay such filing under certain circumstances. On May 26, 2024, the Company and the Tencent Investor agreed that the filing of the shelf registration statement may be extended until on or prior to June 10, 2024, with the Company using reasonable best efforts to have the shelf registration statement declared effective under the Securities Act as promptly as practicable thereafter and in any event on or before June 30, 2024. The Tencent Investor is entitled, on or after the earlier of (i) November 28, 2026 and (ii) the date on which Silver Lake has transferred more than 50% of its equity interests held as of the date of June 13, 2022, to deliver to the Company take-down notices under the shelf registration statement stating their intent to sell Registrable Securities, subject to certain limitations. Under the Tencent Registration Rights Agreement, the Company will indemnify the holders of Registrable Securities and certain persons or entities related to them, such as their officers, directors, employees, agents and representatives, against any losses or damages resulting from any untrue statement or omission of a material fact in any registration statement or prospectus pursuant to which they sell Registrable Securities, unless such liability arises from their misstatement or omission, and the holders of Registrable Securities, including Registrable Securities in any registration statement or prospectus, will agree to indemnify the Company and certain persons or entities related to the Company, such as its officers and directors and underwriters, against all losses caused by their misstatements or omissions in those documents.
Waiver Letter
On July 13, 2020, Globetrotter issued the Waiver Letter (on behalf of itself, Global Blue and the Seller Parties) to Far Point Acquisition Corporation in connection with the transactions contemplated by the Merger Agreement, whereby, among others, Globetrotter committed (on behalf of itself and the Seller Parties) after the time of the NYSE listing to complete a cashless exchange of up to EUR50 million of Series A Preferred Shares for ordinary shares.

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

Legal proceedings
We are subject to various legal proceedings and claims that arise in the ordinary course of our business. There are currently no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or operating results.
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
On March 25, 2021, the Portuguese Tax Authority concluded their own investigation as part of criminal proceedings relating to this matter. The Portuguese Tax Authority deems that all parties involved, Global Blue, the fraudulent employees and merchants, be severally liable for all sums involved. The sums are principally the VAT that was reclaimed from the Portuguese Tax Authority in respect of the fraudulent transactions. The Portuguese Tax Authority have requested a compensation claim for EUR 837 thousands. Global Blue does not contest the VAT reclaimed from the Portuguese Tax Authorities in connection with the fraudulent transactions should be repaid. However, it believes that the proportion of that sum that was unknowingly paid by Global Blue to the fraudulent ex-

employees and merchants should be reclaimed from them directly (which amounts to approximately EUR 300 thousands). As of the end of December 2020, Global Blue had a provision of EUR 722 thousands, but the provision was increased to EUR 837 thousands in case the Portuguese Tax Authority finally determines that Global Blue are liable to the pay the full amount, which Global Blue is in the process of disputing. Global Blue are in active discussions with the Portuguese Tax Authority about the investigation.
KaDeWe Insolvency Proceedings
On January 26, 2024, KaDeWe (a departments-store chain based in Germany) filed a petition for the opening of insolvency proceedings over its assets with the Local Court of Berlin-Charlottenburg (36t IN 732/24). By court order dated January 29, 2024, the Local Court of Berlin-Charlottenburg thereupon ordered the preliminary self-administration (vorläufige Eigenverwaltung) and appointed a preliminary custodian (vorläufiger Sachwalter). The insolvency proceedings were opened on May 1, 2024. The reporting date and date for the creditors‘ meeting to pass a resolution on the possible election of another administrator, on the retention of a creditors’ committee and on the matters specified in Sections 157 (closure or continuation of the company, commissioning the insolvency administrator to draw up an insolvency plan in the event that self-administration is cancelled, specification of the objectives of the plan), 272 (cancellation of self-administration), 276 (particularly significant legal acts), 277 (order of the need for consent by the custodian) and 284 (instructing the administrator or the debtor to draw up an insolvency plan) is set for June 20, 2024.
Global Blue has outstanding receivables in the amount of EUR3.3 million due to refunds to foreign travelers which Global Blue has made on behalf of KaDeWe prior to January 29, 2024; for further details refer to Note 18.
Refundit Complaint to the European Commission
On April 19, 2021, Refundit Ltd made a complaint to the European Commission alleging breaches of EU competition regulations relating to abuse of a dominant position, all allegations in respect of which Global Blue entirely refuted. Following a phase known as “preliminary investigation” (where the European Commission gather information in respect of a complaint to assess whether it will open a formal investigation or elect not to proceed further), the European Commission, in July 2023, elected to close the ‘preliminary investigation’ without any remediation actions or fines imposed on Global Blue.
Tax Matters
France
In June 2022, the French social security authorities raised questions in relation to Global Blue France’s calculation of the Corporate social solidarity surcharge (“Contribution sociale de solidarité des sociétés” or “C3S”).
On November 8, 2023, and following Global Blue’s responses, the aforementioned authorities disagreed with the applied calculation methodology and notified a reassessment of the C3S due in 2019, 2020 and 2021 for an incremental amount of EUR 0.9 million (excluding penalties and late interests).
The authorities also issued a collection notice relating to the C3S due in 2022 for EUR 0,2 million, which was duly settled by Global Blue in July 2022.
Global Blue disagrees with the position taken by the said authorities and on December 14, 2023 appealed the decision at the Social authorities arbitration committee.
On January 24, 2024, Global Blue also filed an out-of-court settlement application before the French “Rights Defender” (“Défenseur des droits”).
Following the above, as of March 31, 2024, Global Blue has recorded a EUR 2.1 million provision covering the C3S due for the years 2019, 2020, 2021, 2023 and 2024 (EUR1.4 million as of March 31, 2023, and EUR1.1 million as of March 31, 2022).

Dividends and dividend policy
The payment of any cash dividends will be dependent upon the revenue, earnings and financial condition of Global Blue from time to time. The payment of any dividends will be within the discretion of the Board of Directors. Other than as disclosed elsewhere in this Annual Report, we do not plan to pay any dividends on our ordinary shares in the near future. The declaration and payment of any dividends in the future will be approved by the general meeting of shareholders upon proposal by the Board of Directors, and will depend on a number of factors, including the amount of our distributable profit and distributable reserves on an unconsolidated basis our earnings, capital requirements, overall financial condition, applicable law and contractual restrictions. Global Blue may from time to time repurchase or redeem outstanding securities based on the factors described above.
The holders of Series B Preferred Shares are entitled to receive a preferred dividend in accordance with the Articles of Association; see Note 23 (“Shareholders of Global Blue Group Holding AG”) to the Company’s annual consolidated financial statements contained in this Annual Report on Form 20-F for more information.

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
For further details, see note 5 to the audited consolidated financial statements of Global Blue as of and for the financial year ended March 31, 2024 contained in this Annual Report.
Interest rate risks
Part of Global Blue’s existing and future debt and borrowings carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates. As of March 31, 2024, all of Global Blue’s interest-bearing long-term loans carried floating interest rates. While Global Blue currently has an interest rate swap in place, expiring in January 2026, for 50% of the term loan (amounting to EUR305 million), adverse fluctuations and increases in interest rates, to the extent that they are not hedged, could have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition.
Our interest rate risk arises from our long-term borrowings at floating interest rates. All our long-term borrowings are subject to base interest rates plus a margin. As of March 31, 2024, we had EUR610.0 million of long-term floating rate debt outstanding (principal value), out of which 50% was hedged, and which consisted mainly of borrowings under the Term Loan Facilities for which the base rate of the underlying EURIBOR was 3.855%.
The following table demonstrates the sensitivity to a change in interest rates on Global Blue’s floating rate indebtedness, relative to the rate at the end of each period. Global Blue’s profit before tax is affected through the impact on floating rate borrowings as noted below:

	Increase/decrease in basis points	Effect on profit before tax per annum (EUR in millions)
Financial year ended March 31, 2024	100	3.1
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
Global Blue actively manages transactional foreign exchange risk by entering into foreign exchange derivative contracts. Such hedging includes the use of short-term ordinary derivative products, which are entered into only for non-speculative purposes. As of March 31, 2024, Global Blue had unhedged transactional foreign exchange risks of EUR 52.9 million spread across 32 currencies, the largest being the Korean Won (EUR 10 million). As of March 31, 2024, including the effect of hedges, if currency rates on the major currencies had been 2% higher or lower, and with all other variables held constant, the pre-tax profit for the twelve months ended March 31, 2024 would have been EUR 1.1 million lower or higher.
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

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES
A. Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2024.
Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Office concluded that our disclosure controls and procedures were effective as of March 31, 2024.
B. Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of March 31, 2024.
Remediation of Previously Reported Material Weakness in Internal Control over Financial Reporting
A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
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
During the year ended March 31, 2024, Global Blue continued taking steps to successfully remediate this material weakness and to strengthen its control environment. The steps taken included (i) hiring more qualified personnel to strengthen the financial reporting function and to improve the financial and systems control framework, (ii) carrying out regular and continuous internal control and financial reporting training programs for our accounting and financial reporting personnel and (iii) engaging external third parties to assist with the effective operation of our enhanced internal control framework. Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024 and concluded that, through this assessment, the previously identified material weakness relating to lack of a sufficient complement of personnel with an appropriate level of knowledge, experience and training commensurate with our financial reporting requirements has been remediated as of March 31, 2024. However, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with applicable policies, processes and documentation requirements may deteriorate.
C. Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies.
D. Changes in Internal Control over Financial Reporting
As described in “Section B. Management’s Annual Report on Internal Control over Financial Reporting” above, there were changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

(EUR thousand)	For the financial year ended March 31
Audit fees	2024	2023
Audit fees	3,512	3,607
Audit related fees	—	—
Tax fees	3	4
All other fees	28	18
Fees of PricewaterhouseCoopers	3,543	3,629

Audit fees reflect professional services rendered regarding statutory audits of the Company and its subsidiaries and audits of annual consolidated financial statements. Audit-Related Fees are the aggregate fees billed for assurance and related services that are related to the performance of the audit or review of the Company and its subsidiaries’ financial statements and are not reported under Audit fees.
Tax fees are the aggregate fees billed for professional services rendered by the principal accountant for tax compliance and tax advice for two subsidiaries of the Group.
All other fees include fees billed for products and services other than as reported above.

Item 16D. Exemptions from the listing standards for audit committees

Not applicable.

Item 16E. Purchases of equity securities by the issuer and affiliated purchases
During the fiscal period ended March 31, 2024 no purchases of our equity securities were made by or on behalf of the Company or any affiliated purchaser.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Our Board of Directors has adopted an Insider Trading Policy and other procedures that govern the purchase, sale, and other dispositions of the Company’s securities by employees, consultants, directors and officers that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards of the NYSE.
The Insider Trading Policy is publicly available under the “Governance” section of our investor relations website at www.globalblue.com. We intend to promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to the Insider Trading Policy applicable to our employees, consultants, directors or officers by posting such information on our website. The information on our website is not incorporated by reference into this annual report.

Item 16K. Cybersecurity

Risk Management and Strategy
Cybersecurity Approach and Integration
Cyber risk management is an integral part of Global Blue’s IT risk management system. Cybersecurity risks such as data loss, intellectual property theft, third-party data transfer or other types of cyber-criminal activities such as ransomware attacks or business email compromise related to Global Blue’s business, are identified and addressed through a multi-faceted approach including, but not limited to, standardized Information Security operations, risk and compliance reviews and IT audits. Our IT risk management program also includes third-party cyber risks assessments to identify and mitigate risks from third-parties such as vendors, suppliers, and other business partners.
Global Blue also has and maintains a IT risk register which is regularly reviewed and assessed by the Global Blue Chief Technology Officer (“CTO”) and Chief Information Security Officer (“CISO”) to evaluate and assess the mitigation controls implemented.
To defend, detect and respond to cybersecurity incidents, we, among others: conduct cybersecurity reviews of systems and applications, audit corporate security policies, perform penetration testing using external third-party tools and techniques to test security controls, conduct employee trainings, monitor emerging laws and regulations related to data protection and information security (including our consumer products) and design, and implement tailored changes.
In addition, Global Blue has implemented robust technical and organizational security controls to ensure confidentiality, integrity and availability (“CIA”) of its customers data is guaranteed at all times. Those CIA principles are supported by industry-recognized Information Security Standards such as PCI DSS.
Finally, all the aforementioned activities are supported by group-wide IT Risk Management processes following ISO27005 principles so that the identified cyber-risks are adequately assessed and addressed in accordance with Global Blue’s corporate risk acceptance criteria.
Incident Response management
Global Blue has implemented a security incident response process to ensure the adherence to effective security procedures. Ongoing enhancements and regular testing serve to fortify the foundations of Global Blue’s security incident response principles.

Based on the information it has as of the date of this Annual Report on Form 20-F, Global Blue does not believe any cybersecurity threats have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. However, despite its efforts to identify and respond to cybersecurity threats, Global Blue cannot eliminate all risks from cybersecurity threats, or provide assurances that it has not experienced an undetected cybersecurity incident. For more information about these risks, see “Item 3. Key Information—D. Risk Factors—Global Blue’s business is subject to risks associated with data breaches, cybersecurity incidents and other failures or incidents involving Global Blue’s information technology systems or data (or information technology systems or data upon which Global Blue relies).”.

Governance
Role of the Board
The Finance & Audit Committee of the Board of Directors is responsible for the primary oversight of our information security programs, including relating to cybersecurity. The Finance & Audit Committee receives, on an occurrence basis, reports from our CTO on, among other things, our cyber risks and threats, the status of projects to strengthen our information security systems, assessments of our security program, and our views of the emerging cybersecurity threat landscape. Our Head of Internal Audit reports directly to the Finance & Audit Committee and is responsible for reporting to the Finance & Audit Committee on our company-wide enterprise risk assessment, and that assessment also includes an evaluation of cyber risks and threats. The Chair of the Audit Committee regularly reports to the Board of Directors on matters reviewed by the Finance & Audit Committee, including cybersecurity, and all Board members have access to the materials for each Finance & Audit Committee meeting.
Role of Management
Given the quantity of traveler and shopper data Global Blue processes, the protection of personal data is one of Global Blue’s top priorities. We have therefore established a Data Governance & Security Council, one of the responsibilities of which is to regularly monitor and manage data driven cybersecurity risks.
The Data Governance & Security Council is headed by the General Counsel & Company Secretary, and includes executive members such as the CTO, CISO, the SVP Strategy and Chief Product Officer and VP representatives from Operations.
The Data Protection Officer is supported by the members of the Global Blue Data Governance & Security Council and, as a group, they are deemed to have sufficient qualifications and expertise in the areas of data protection and practices, well-founded IT knowledge, and knowledge of Global Blue’s products, technologies, processes and culture.
Global Blue’s CTO has served in several leadership positions as Chief Information Officer or IT Director with more than 25 years of experience within IT operations and development and extensive knowledge of day to day delivery. Global Blue’s CISO also has 25 years of experience within IT and Information Security, having held several leadership positions within the group such as Infrastructure and Operations and Information Security.

PART III
Item 17. Financial statements

Not applicable.

Item 18. Financial statements

The financial statements and the related notes required by this Item 18 are included in this annual report beginning on page F-1.

Item 19. Exhibits

Exhibit	Description	Schedule / Form	File Number	Exhibit	File Date

1.1	Articles of association of Global Blue Group Holding AG, dated as of November 28, 2023 (incorporated by reference)	Form 6-K	001-39477	3.1	November 29, 2023

1.2	Amended Organizational Regulations, dated June 13, 2022 (incorporated by reference)	Form 6-K	001-39477	10.4	June 15, 2022

2.1	Specimen ordinary share certificate of Global Blue Group Holding AG (incorporated by reference to the Registration Statement)	Form F-4/A	333- 236581	4.1	June 19, 2020

2.2	Specimen warrant certificate of Global Blue Group Holding AG (incorporated by reference to the Registration Statement)	Form F-4/A	333- 236581	4.2	June 19, 2020

2.3	Warrant Agreement, dated June 11, 2018, by and between Far Point Acquisition Corporation and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to the Current Report of Far Point Acquisition Corporation)	Form 8-K	001-38521	4.1	June 15, 2018

2.4	Warrant Assumption Agreement, dated August 28, 2020, by and among Far Point Acquisition Corporation, Global Blue Holding AG and Continental Stock Transfer & Trust Company, as Warrant agent (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	2.4	September 3, 2020

2.5	Description of Securities (incorporated by reference)	Form 20-F	001-39477	2.5	June 28, 2023

4.1	Merger Agreement, dated January 16, 2020, by and among Far Point Acquisition Corporation, SL Globetrotter, L.P., Global Blue Group Holding AG, Global Blue US Holdco LLC, Global Blue US Merger Sub Inc., Global Blue Holding L.P., Global Blue Group AG, Thomas W. Farley, solely in his capacity as the FPAC Shareholders’ Representative, solely for purposes of Sections 2.20 and 8.01 thereof, Far Point LLC and Jacques Stern, solely in his capacity as the Management Representative (incorporated by reference to the Current Report of Far Point Acquisition Corporation)	Form 8-K/A	001-38521	2.1	January 21, 2020

4.2
Relationship Agreement, dated September 7, 2020, between Global Blue Group Holding AG, SL Globetrotter, L.P. and Antfin (Hong Kong) Holding Limited (incorporated by reference as filed by Global Blue Holding L.P., SL Globetrotter, L.P., SL Globetrotter GP, Ltd., Silver Lake Technology Associates III Cayman, L.P., and Silver Lake (Offshore) AIV GP III, Ltd.)
		Schedule 13D	005-91658	B	September 8, 2020

4.3	Shareholders Agreement, dated August 28, 2020, by and among Global Blue Holding L.P., SL Globetrotter, L.P., Thomas W. Farley and certain members of management of Global Blue Group Holding AG (incorporated by reference to the Report of the Foreign Private Issuer)	Form 6-K	001-39477	10.1	August 31, 2020

4.4	Management Shareholders Agreement Deed of Amendment, dated August 26, 2020, by and among Global Blue Holding L.P., Jacques Stern in his capacity as Management Representative, Global Blue Group Holding AG, SL Globetrotter, L.P. and Estera Trust (Jersey) Limited in its capacity as trustee of the Global Blue Equity Plan Employee Trust (incorporated by reference)	Form 6-K	001-39477	10.3	August 31, 2020

4.5	Amendment and Restatement Deed relating to the Management Shareholders Agreement, dated February 24, 2022, by and among Global Blue Holding L.P., Jacques Stern in his capacity as Management Representative, Global Blue Group Holding AG, and SL Globetrotter, L.P. (incorporated by reference)	Form 20-F	001-39477	4.5	June 29, 2022

4.6	Deed of Amendment to the Management Shareholders Agreement dated November 16, 2023, by and among Jacques Stern in his capacity as Management Representative, SL Globetrotter, L.P. and Global Blue Holding L.P. (incorporated by reference)	Form 6-K	001-39477	10.2	November 16, 2023

4.7	Conversion Agreement, dated August 28, 2020, by and among Global Blue Group Holding AG, Global Blue Holding LP, SL Globetrotter, L.P. and the several persons whose names and addresses are set out in each of his/her respective joinder agreements in a form substantively the same as that set out in Schedule 1 thereto (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.7	September 3, 2020

4.8	Registration Rights Agreement, dated August 28, 2020, by and among Global Blue Group Holding AG, certain affiliates of Third Point LLC, SL Globetrotter, L.P., Global Blue Holding L.P. and certain other holders listed therein (incorporated by reference)	Form 6-K	001-39477	10.2	August 31, 2020

4.9	Registration Rights Agreement Amendment, dated June 13, 2022, by and between Global Blue Holding AG, SL Globetrotter, L.P. and Global Blue Holdings L.P. (incorporated by reference)	Form 6-K	001-39477	10.3	June 15, 2022

4.10	Registration Rights Agreement Amendment, dated November 28, 2023, by and among Global Blue Holding AG, SL Globetrotter, L.P. and Global Blue Holdings L.P. (incorporated by reference)	Form 6-K	001-39477	10.2	November 29, 2023

4.11
Waiver Letter, dated July 13, 2020, from SL Globetrotter, L.P. to Far Point Acquisition Corporation (incorporated by reference as filed by SL Globetrotter, L.P., SL Globetrotter GP, Ltd., Silver Lake Technology Associates III Cayman, L.P., and Silver Lake (Offshore) AIV GP III, Ltd.)
		Amendment No. 1 to Schedule 13D	005-90520	I	July 14, 2020

4.12
Commitment Letter, dated July 13, 2020, from certain Seller Parties to Global Blue Group Holding AG, including form of Loan Agreement among certain Seller Parties and Global Blue Group Holding AG (incorporated by reference as filed by SL Globetrotter, L.P., SL Globetrotter GP, Ltd., Silver Lake Technology Associates III Cayman, L.P., and Silver Lake (Offshore) AIV GP III, Ltd.)
		Amendment No. 1 to Schedule 13D	005-90520	J	July 14, 2020

4.13	Loan Indemnity Letter, dated September 30, 2020, by and among Global Blue Holding L.P., SL Globetrotter, L.P. and Global Blue Group Holding AG (incorporated by reference)	Form F-1/A	333-248927	10.9	October 6, 2020

4.14	Amendment, effective November 22, 2021, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (incorporated by reference)	Form 6-K	001-39477	4.1	November 23, 2022

4.15	Letter Amendment, effective March 29, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (incorporated by reference)	Form 6-K	001-39477	4.1	March 30, 2022

4.16	Letter Amendment, effective June 28, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (incorporated by reference)	Form 20-F	001-39477	4.14	June 29, 2022

4.17	Waiver Letter, dated as of February 3, 2021, between, among others, Global Blue Group Holding AG and RBC Europe Limited as agent (incorporated by reference)	Form F-1	333-254630	10.14	March 23, 2021

4.18	Employment Agreement, dated as of August 31, 2020, between Jacques Stern and Global Blue SA (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.11	September 3, 2020

4.19	Deed of Amendment to Employment Agreement, dated February 24, 2022, between Jacques Stern and Global Blue SA (incorporated by reference)	Form 20-F	001-39477	4.18	June 29, 2022

4.20	Second Deed of Amendment to Employment Agreement dated October 21, 2022, between Jacques Stern and Global Blue SA (incorporated by reference)	Form 6-K	001-39477	10.1	October 25, 2022

4.21	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Meurice (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.5	September 3, 2020

4.22	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Strutz (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.6	September 3, 2020

4.23	Investment Agreement, dated May 5, 2022, by and between Global Blue Group Holding AG and CK Opportunities Fund I, LP. (incorporated by reference)	Form 6-K	001-39477	10.1	May 6, 2022

4.24	Conversion Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l. (incorporated by reference)	Form 6-K	001-39477	10.1	June 15, 2022

4.25	Registration Rights Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l. (incorporated by reference)	Form 6-K	001-39477	10.2	June 15, 2022

4.26	Registration Rights Agreement Amendment, dated September 8, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l (incorporated by reference)	Form 6-K	001-39477	10.1	September 9, 2022

4.27	Share Purchase and Investment Agreement, dated November 16, 2023, by and among Global Blue Group Holding AG, Tencent Mobility Limited, SL Globetrotter L.P., Global Blue Holding L.P. and the other parties from time to time party thereto (incorporated by reference)	Form 6-K	001-39477	10.1	November 16, 2023

4.28	Registration Rights Agreement, dated November 28, 2023, by and between Global Blue Holding AG and Tencent Mobility Limited (incorporated by reference)	Form 6-K	001-39477	10.1	November 29, 2023

4.29	Credit Agreement, dated November 24, 2023, by and among Global Blue Acquisition B.V., the guarantors party thereto, J.P. Morgan SE, Alter Domus Trustee (UK) Limited and the other parties from time to time party thereto (incorporated by reference)	Form 6-K	001-39477	10.3	November 29, 2023

4.30*
Additional Facility Notice, dated 3 May 2024, to the Credit Agreement, dated November 24, 2023, by and among Global Blue Acquisition B.V., the guarantors party thereto, J.P. Morgan SE, Alter Domus Trustee (UK) Limited and the other parties from time to time party thereto

4.31*
Consent and Amendment Letter, dated 29th April 2024, in respect of the revolving credit facility made available pursuant to the Credit Agreement, dated November 24, 2023, by and among Global Blue Acquisition B.V., the guarantors party thereto, J.P. Morgan SE, Alter Domus Trustee (UK) Limited and the other parties from time to time party thereto

8.1*	List of significant subsidiaries of the Company

11.1*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

97.1*	Incentive Compensation Clawback Policy

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed or furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                GLOBAL BLUE GROUP HOLDING AG

Date: June 5, 2024

By:
/s/ Jacques Stern
Jacques Stern
Chief Executive Officer

By:
/s/ Roxane Dufour
Roxane Dufour
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Blue Group Holding AG

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Global Blue Group Holding AG and its subsidiaries (the “Group”) as of March 31, 2024 and 2023, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended March 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion.
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

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland
June 5, 2024

We have served as the Group’s or its predecessors’ auditor since 2010.

Consolidated IFRS Financial Statements

GLOBAL BLUE GROUP HOLDING AG

FY 2023/2024

CONSOLIDATED INCOME STATEMENTS

		For the financial year ended March 31
(EUR thousand)	Notes	2024	2023	2022
Revenue	7	422,303	311,490	125,948
Operating expenses	8	(324,425)	(297,350)	(212,577)
Operating Profit / (Loss)		97,878	14,140	(86,629)
Finance income	10	7,076	2,060	1,176
Finance costs	10	(57,421)	(38,649)	(25,794)
Net finance costs	10	(50,345)	(36,589)	(24,618)
Profit / (Loss) before tax		47,533	(22,449)	(111,247)
Income tax benefit / (expense)	11	(26,607)	(1,050)	14,612
Profit / (Loss) for the year		20,926	(23,499)	(96,635)
Profit / (Loss) attributable to:
Owners of the parent		13,975	(25,621)	(97,177)
Non-controlling interests		6,951	2,122	542
Profit / (Loss) for the year		20,926	(23,499)	(96,635)

Basic profit / (loss) per ordinary share	12	0.06	(0.12)	(0.49)
Diluted profit / (loss) per ordinary share	12	0.06	(0.12)	(0.49)
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the financial year ended March 31
(EUR thousand)	Notes	2024	2023	2022
Profit / (Loss) for the year		20,926	(23,499)	(96,635)
Other comprehensive income / (loss)
Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	29	(993)	1,435	3,826
Change in FV of Other investments	16	(2,563)	1,344	—
Aggregate income tax effect	11	350	(95)	(570)
		(3,206)	2,684	3,256
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences		1,271	(4,169)	2,535
Cash flow hedges	6	1,640	—	—
Hyperinflation adjustment		113	411	—
		3,024	(3,758)	2,535
Other comprehensive income / (loss) for the year, net of tax		(182)	(1,074)	5,791
Total comprehensive income / (loss) for the year		20,744	(24,573)	(90,844)
Attributable to:
Owners of the parent		15,108	(26,118)	(90,554)
Non-controlling interest		5,636	1,545	(290)
Total comprehensive income / (loss) for the year		20,744	(24,573)	(90,844)
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of March 31
(EUR thousand)	Notes	2024	2023
ASSETS
Non-current assets
Property, plant and equipment	13,14	32,034	24,839
Intangible assets	15	611,075	605,508
Deferred tax assets	28	33,088	34,810
Investments in associates, joint ventures and other investments	16	5,145	7,281
Other non-current financial assets	17	15,900	14,207
		697,242	686,645
Current assets
Trade receivables	18	248,227	191,469
Other current receivables	19	48,914	31,369
Income tax receivables		2,039	1,681
Prepaid expenses	20	6,762	5,586
Cash and cash equivalents	21	87,462	240,546
		393,404	470,651
Total assets		1,090,646	1,157,296
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	22	2,296	2,194
Share premium	22	1,901,648	1,852,339
Other equity	22	(111)	(117)
Other reserves		(972,584)	(970,623)
Accumulated losses		(869,332)	(883,420)
		61,917	373
Non-controlling interests	24	8,407	5,970
Total equity		70,324	6,343
Liabilities
Non-current liabilities
Loans and borrowings	26	587,978	726,891
Other non-current financial liabilities	27	19,304	18,811
Deferred tax liabilities	28	5,243	7,663
Employee benefit obligations	29	5,175	3,795
Provisions	30	1,175	1,230
		618,875	758,390
Current liabilities
Loans and borrowings	26	889	61,945
Other current financial liabilities	31	13,689	19,227
Trade payables	32	281,998	209,106
Other current liabilities	33	33,733	34,851
Accrued liabilities	34	48,714	54,639
Income tax liabilities		19,884	11,351
Provisions	30	2,540	1,444
		401,447	392,563
Total liabilities		1,020,322	1,150,953
Total equity and liabilities		1,090,646	1,157,296
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the financial year ended March 31
(EUR thousand)	Notes	2024	2023	2022
Profit / (loss) before tax		47,533	(22,449)	(111,247)
Depreciation and amortization	9	43,782	51,028	87,900
Net finance costs	10	51,192	32,372	23,874
Other non-cash items	35	(1,808)	2,473	(16,949)
Income tax paid		(17,269)	(10,378)	(3,495)
Changes in working capital	36	(3,357)	(38,090)	(46,257)
= Net cash from / (used in) operating activities (A)		120,073	14,956	(66,174)
Interest received		3,550	1,099	246
Proceeds from sale of property, plant and equipment	13	—	—	5
Purchase of property, plant and equipment	13	(4,186)	(4,776)	(2,259)
Purchase of intangible assets	15	(1,587)	(3,418)	(1,748)
Payments for capitalized intangible assets	15	(33,665)	(25,688)	(17,094)
Acquisition of subsidiaries net of cash acquired		—	(32,046)	(2,992)
Net cash outflow on disposal of subsidiary		—	(1,686)	—
Acquisitions of non-current financial assets	17	(3,982)	(6,149)	(7,637)
Receipts from sale of non-current financial assets	17	236	3,115	688
= Net cash used in investing activities (B)		(39,634)	(69,549)	(30,791)
Interest paid		(59,028)	(17,137)	(21,070)
Proceeds from issuance of share capital	22	45,707	215,209	—
Transaction costs from issuance of share capital		(1,699)	(4,867)	—
Acquisition of treasury shares	22	—	—	(10)
Payment for exercise of GB's leaver call option		—	—	(359)
Proceeds from loans and borrowings	26	610,000	—	—
Repayment of loans and borrowings	26	(630,000)	—	—
Financing fee related to new loans and borrowings	26	(24,497)	—	—
Principal elements of lease payments	14	(10,711)	(11,157)	(13,375)
Proceeds from loans and borrowings due to shareholders	26	—	59,384	—
Repayment of loans and borrowings due to shareholders	26	(61,324)	—	—
Repayment of revolving credit facilities	26	(99,000)	—	—
Dividends paid to non-controlling interests		(3,249)	(378)	(623)
= Net cash from / (used in) in financing activities (C)		(233,801)	241,054	(35,437)
Net foreign exchange difference (D)		286	2,360	578
= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		(153,076)	188,821	(131,824)
Cash and cash equivalents at beginning of year	21	240,546	51,083	182,176
Cash and cash equivalents at end of year	21	87,462	240,546	51,083
Net increase / (decrease) in bank overdraft facilities		(8)	642	731
= NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		(153,076)	188,821	(131,824)
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the financial year ended March 31, 2024
		Share capital		Share premium		Other equity		Other reserves					Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Cash flow hedge	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	—	(1,013,668)	(14,981)	2,664	(883,420)	373	5,970	6,343
Profit for the year		—	—	—	—	—	—	—	—	—	—	—	13,975	13,975	6,951	20,926
Other comprehensive income / (loss)		—	—	—	—	—	—	—	1,640	(2,381)	2,535	(775)	114	1,133	(1,315)	(182)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	1,640	(2,381)	2,535	(775)	14,089	15,108	5,636	20,744
Issuance of share capital	22	94	—	45,563	—	—	—	—	—	(3,635)	—	—	—	42,022	50	42,072
Employee share schemes	25	—	—	—	—	—	—	6,169	—	—	—	—	—	6,169	—	6,169
Vested RSA shares	22	—	—	3,754	—	6	—	(5,513)	—	—	—	—	—	(1,753)	—	(1,753)
Dividends		—	8	—	(8)	—	—	—	—	—	—	—	—	—	(3,249)	(3,249)
Total contribution and distribution		94	8	49,317	(8)	6	—	656	—	(3,635)	—	—	—	46,438	(3,199)	43,239
Balance as of March 31, 2024		2,022	274	1,633,329	268,319	(108)	(3)	56,017	1,640	(1,019,684)	(12,446)	1,889	(869,332)	61,917	8,407	70,324

For the financial year ended March 31, 2023
		Share capital		Share premium		Other equity		Other reserves
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Cash flow hedge	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	50,700	—	(1,006,208)	(11,330)	1,085	(851,967)	(191,523)	5,732	(185,793)
Loss for the year		—	—	—	—	—	—	—	—	—	—	—	(25,621)	(25,621)	2,122	(23,499)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	1,163	(3,651)	1,579	411	(497)	(577)	(1,074)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	1,163	(3,651)	1,579	(25,210)	(26,118)	1,545	(24,573)
Issuance of share capital Global Blue Group Holding A.G.	22	83	204	42,960	171,962	—	—	—	—	(4,867)	—	—	—	210,342	—	210,342
Employee share schemes	24	—	—	—	—	—	—	7,615	—	—	—	—	—	7,615	—	7,615
Issuance of treasury shares by Global Blue Group Holding A.G.	22	1	—	—	—	(1)	—	—	—	—	—	—	—	—	—	—
Allocation of treasury shares to shareholders	22	—	—	—	—	9,179	—	—	—	(2,877)	—	—	(7,181)	(882)	—	(882)
Cancellation of shares	22	—	(1)	—	1	—	879	—	—	(879)	—	—	—	—	—	—
Vested RSA shares	22	—	—	2,947	—	5	—	(2,952)	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—	(378)	(378)
Total contribution and distribution		84	203	45,907	171,963	9,183	879	4,663	—	(8,623)	—	—	(7,181)	217,075	(378)	216,697
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	939	939	(929)	10
Total change in ownership interest		—	—	—	—	—	—	—	—	—	—	—	939	939	(929)	10
Balance as of March 31, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	—	(1,013,668)	(14,981)	2,664	(883,420)	373	5,970	6,343

For the financial year ended March 31, 2022
		Share capital		Share premium		Other equity		Other reserves
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Cash flow hedge	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2021		1,798	118	1,537,425	96,310	(8,877)	(1,246)	44,968	—	(1,006,208)	(14,707)	(2,161)	(754,789)	(107,369)	6,779	(100,590)
Loss for the year		—	—	—	—	—	—	—	—	—	—	—	(97,177)	(97,177)	542	(96,635)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	—	3,377	3,246	—	6,623	(832)	5,791
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	—	3,377	3,246	(97,177)	(90,554)	(290)	(90,844)
Issuance of share capital Global Blue Group Holding A.G.		46	—	—	—	—	—	—	—	—	—	—	—	46	—	46
Employee share schemes	24	—	—	—	—	—	—	6,414	—	—	—	—	—	6,414	—	6,414
Conversion of shares		—	—	—	—	(366)	366	—	—	—	—	—	—	—	—	—
Acquisition of treasury shares		—	—	—	—	(55)	(2)	—	—	—	—	—	—	(57)	—	(57)
Cancellation of shares		—	(54)	—	54	—	—	—	—	—	—	—	—	—	—	—
Vested RSA shares	22	—	—	680	—	1	—	(681)	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—	(623)	(623)
Total contribution and distribution		46	(54)	680	54	(420)	364	5,733	—	—	—	—	—	6,403	(623)	5,780
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	—	(134)	(134)
Other transactions		—	(1)	—	—	—	—	(1)	—	—	—	—	(1)	(3)	—	(3)
Total change in ownership interest		—	(1)	—	—	—	—	(1)	—	—	—	—	(1)	(3)	(134)	(137)
Balance as of March 31, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	50,700	—	(1,006,208)	(11,330)	1,085	(851,967)	(191,523)	5,732	(185,793)
The accompanying notes are an integral part of these audited consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1    Corporate information

Global Blue Group Holding AG (‘the Company’), a stock corporation (Aktiengesellschaft), and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provide technology and services for the shopping journey in three fields, Tax Free Shopping, Payments and Post-Purchase Solutions enhancing the experience for merchants, acquirers, customs & authorities, international travelers and shoppers & guests, and driving performance. The Group has operating subsidiaries around the world.
The company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners III Cayman (AIV III), L.P. (“Silver Lake”) is the ultimate parent and controlling party, of the Group.
These annual consolidated financial statements for the year ended March 31, 2024 were authorized for issue by the Directors of the Company on June 4, 2024.
The consolidated financial statements of Global Blue Group Holding AG have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are presented in thousands of Euros (EURk).
The principal activities of the Group are described in Note 2.

NOTE 2    General information about the business

Product offering
The Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Group offers third-party serviced tax free shopping (“TFS”), Payments, which includes dynamic currency conversion (DCC), and Post-Purchase Solutions (“PPS”). At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFS and Payments, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.
In March 2024, the Company renamed the Company’s AVPS business segment to Payments and the Retail Tech Solutions segment to Post-Purchase Solutions. The change has no impact on the financial information presented in this report.
Tax Free Shopping
TFS is a value-added tax (VAT) refund service, allowing eligible shoppers to reclaim VAT on goods purchased outside of their home country, and is the Group´s principal service. Merchants benefit from TFS through increased sales and greater customer satisfaction from their foreign customers.
Global Blue actively seeks to educate merchants and travelers in VAT refund opportunities to increase the proportion of VAT refunds that are issued and successfully refunded. In addition, Global Blue has also simplified the end-to-end refund process for its customers through the development of specific technology, processes and digitalization.
Intelligence and Marketing services, which are also included in the TFS product offering, provide merchants multiple channels and services to better target travelers.
Payments
The Payments services enable customers to pay in their choice of preferred currency, home or destination, at the point of sale when shopping outside of their home country.
Global Blue’s Payments value proposition to travelers is to provide clarity around the final amount that they will be charged as they are given the option to pay the purchase price in their preferred currency, fixed at the time of purchase. For businesses (e.g., merchants and hotels), Payments generate incremental revenues.
Payments are designed to integrate with merchants’ point-of-sale hardware and Global Blue has designed the systems workflow to allow the merchants’ business processes to remain largely unchanged.
Global Blue provides the currency conversion service for POS (Point Of Sale device that is used to process transactions by retail customers), eCommerce Return Solutions, DCC at Automated Teller Machines (ATMs), as well as Multi-Currency Processing (MCP) for online retailers.
Post-Purchase Solutions
Post-Purchase Solutions comprises of ZigZag, ShipUp and Yocuda.
With ZigZag, the Group offers a leading technology platform that fully digitalizes the eCommerce returns experience, and enhances the process for retailers by reducing the logistical costs, and consumer queries, and by allowing the exchange instead of return of goods, while offering an online and more extensive range of return or exchange options for consumers.
With ShipUp, Global Blue offers to e-retailers a post-purchase engagement solution for online purchases enabling brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever. ShipUp also gathers and provides data on carriers’ performance and customer feedback to understand the impact delivery has on the customer and brand's relationship.
With Yocuda, Global Blue offers retailers the opportunity to send digital receipts to their customers; while retailers can capture customer data and increase consumer opt-in to grow CRM database, drive sales and post purchase engagement, and reduce operational costs and support environmental transformation.
COVID-19 Considerations
During the financial year ended March 31, 2024, the Company’s results of operations were only partially reflective of the impact of the COVID-19 outbreak which started to affect the business since February 2020, and that was because of Asia, particularly China, which fell behind Europe and the U.S. in reopening for international travel, but eventually reopened. During the financial year ended March 31, 2024 the transaction volumes’ recovery for the TFS and Payments businesses were due to a general increase of spend per shopper, accompanied by an increase of international travelers.
Global Blue is now observing a gradual recovery of Chinese travelers across Asia as well as Europe which is expected to continue as it reaches and exceeds pre-COVID levels, in line with other nationalities.

NOTE 3    Material accounting policies
Basis of preparation
The consolidated financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, put options and other investments that have been measured at fair value. The preparation of financial statements in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.
For the financial year ended March 31, 2024, the Group classified the cash flows related to interest paid and interest received, amounting to EUR59.0 million and EUR3.6 million respectively (EUR17.1 million and EUR1.1 million for the financial year ended March 31, 2023; EUR21.1 million and EUR0.2 million for the financial year ended March 31, 2022) in the cash flow from financing activities and investing activities respectively. Interest paid and interest received were previously presented within the cash flows from operating activities in the consolidated statements of cash flows. Amounts in comparative periods have been reclassified for consistency with current year presentation.
Going concern
The Group believes that it will be able to meet all of its obligations as they fall due for at least 12 months after the date of issuance of these financial statements, hence, these consolidated financial statements have been prepared on a going-concern basis. In the financial year ended March 31, 2024 the Group has completed its refinancing by repaying the existing loans and entering into a new Senior Facilities Agreement (SFA) with an extended maturity date when compared to the prior loans. In addition, based on the Group’s current assessment, the Group does not expect any material adverse impact on its long-term development timeline or its liquidity and its ability to comply with the covenant discussed in Note 26 that could have an impact on its ability to remain a going concern.
Basis of consolidation
The consolidated financial statements comprise the financial statements of Global Blue Group Holding AG and its subsidiaries as of March 31, 2024, 2023 and 2022.
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

Changes in accounting policies
Changes in accounting policies in the financial year ended March 31, 2024
The following amendments to existing standards became effective in the current period, with either no or no material impact on the Group and are not expected to significantly affect future periods:
•IFRS 17 Insurance Contracts
•Amendments to IAS 8, Accounting policies, Changes in Accounting Estimates and Errors - Definition of Accounting Estimates
•Amendments to IAS 12: International Tax Reform — Pillar Two Model Rules
•Amendments to IAS 12 Income Taxes: Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction, and
•Amendment to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies and IFRS Practice Statement 2.
Standards and amended standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below:
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current
•Amendment to IFRS 16 Leases: Changes in the illustrative example related to Lease Liability in a Sale and Leaseback
•Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
•Amendments to IAS 21 – Lack of exchangeability, and
•IFRS 18 Presentation and Disclosure in Financial Statements
The Group has not adopted any of the above standards, interpretations or amendments that have been issued, but are not yet effective; such standards are not currently expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions, except for IFRS 18 for which the Group is currently assessing the impact in future reporting periods.
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
Material revenue from external customers derives from the following services:
Tax Free Shopping services
Global Blue provides a solution that facilitates the VAT refund process for both merchants and travelers. Specifically, the traveler receives a refund from Global Blue of the total VAT paid, less a commission, which varies based on a number of factors such as the merchant, country and amount of purchase. After processing the refund, Global Blue invoices either the relevant merchant or the government, for the full VAT amount, which is paid to the Group in full. The merchant then reclaims the VAT from the government and invoices Global Blue in turn for their portion of the commission, the rate of which varies according to the contractual agreements with each merchant. Whilst the transaction flow involves various parties, Global Blue’s involvement in respect of the tax authorities is considered to be of a pass-through nature, thus Global Blue is considered to be an agent for this part. The commission received by Global Blue, net of the share paid to the merchant, is recognized as revenue.

Such service is contracted with merchants, who are provided with a license to a specifically designed IT system, related forms to collect the relevant traveler information to enable a tax refund and any related training and support required to allow the merchant to make use of Global Blue’s service. These elements are all essential to the provision of VAT refund services and, as a result of their interdependency, and the fact the customer (i.e. merchant) would not be able to make use of such elements on their own, they are considered part of a single performance obligation.
Commission revenue is recognized at a point in time, upon receipt of a customs-validated tax refund transaction from the traveler or applicable local customs authority, which establishes the right to a VAT refund.
In certain instances, for reasons outside the control of Global Blue, the refund to the traveler cannot be completed successfully and the amount due remains unclaimed. These unsuccessful refunds represent a very small percentage of the total number of processed refunds. The revenue related to such unclaimed amounts is recognized when the residual risk of a cash outflow is extinguished.
Service revenues from VAT-refund other related solutions, such as intelligence and marketing, and from operational assistance and support are recognized at the point in time when the services are rendered and delivered.
Payments services
In a Payments transaction, a traveler pays for goods or services in the merchant’s currency, which is fixed at the time of the transaction and at which point the Group earns a commission for the foreign exchange spread for the service, from which fees are paid to both the participating merchant and the acquiring bank.
As the Group is acting only as an agent, revenue is recorded net in the income statement at the time of the transaction (i.e. at a point in time). The revenue recognized, consists of the total Payments commission earned from the traveler (i.e. gross commission) less the amount of commissions paid to participating merchants and acquiring banks.
Global Blue provides other services to merchants such as electronic payment switching and multi-currency conversion services, for which revenue is recognized from the rendering of such services over time, as the nature of these activities means that the Group’s customers simultaneously receive and consume the benefits provided by the Group as the Group performs its obligation.
Post-Purchase Solutions
Global Blue offers to its customers (i.e. retailers) Post-Purchase Solutions that can be easily integrated with their core systems, allowing them to optimize and digitalize their processes throughout the omni-channel customer journey i.e. in-store and online.
In relation to e-commerce orders returns, Global Blue’s technology platform provides retailers with a solution that reduces logistical costs via consolidation, local market resale, and inbound consumer queries, as well as by allowing exchanges versus mere goods’ return. The revenue is recognized when the service is rendered (at a point in time), and consists of fees earned per return and on carrier costs.
In addition, Global Blue’s offers to retailers digital solution services allowing retailers to send digital receipts to consumers, and Software as a Service (SaaS) solution in the form of a customized tracking webpage on the retailer’s website for online purchases. In relation to such services, the Group recognizes revenue when the service is rendered (at a point in time), and consists of a fee per transaction.
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee (ExCom); for details on the Group’s segments refer to Note 7.

Finance Income / Costs
Finance income and costs comprise of interest received on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments. Interest income is recognized by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that subsequently become credit‐impaired; for credit‐impaired financial assets, the effective interest rate is applied to the net carrying amount of the financial asset.
In addition, finance costs include interest payable on borrowings, calculated using the effective interest rate method and interest payable on lease liabilities using the incremental borrowing rates.
Leases
Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments, discounted at the incremental borrowing rate:
•fixed payments (including in-substance fixed payments);
•variable lease payments that are based on an index or a rate, initially measured using the index or rate as at the commencement date;
•the exercise price of a purchase option if the Group is reasonably certain to exercise that option,
•payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.
Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability.
Lease payments are allocated between principal and finance cost. The finance cost is charged to the income statement as a component of finance costs over the lease period.
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
The right-of-use asset is recognized according to IFRS 16 as follows:
•At the initial recognition of the lease, the right-of-use asset is measured at the amount of lease liability plus any initial direct costs incurred by Global Blue and adjustments such as: lease incentives and payments at or prior to commencement;
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
On consolidation, exchange differences arising from the translation of the net investment in foreign operations and of borrowings, are taken to other comprehensive income. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in other comprehensive income are recognized in the income statement as part of the gain or loss on sale.
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
Depreciation is calculated on a straight-line basis, writing down the assets, excluding any estimated residual value, in equal installments over their estimated useful economic lives as follows:
•Machinery, equipment, computers, and IT equipment: 3-5 years
•Leasehold improvements: over the contract period.
The residual values and useful economic lives of all Machinery, equipment, computer and IT equipment are reviewed on an annual basis and adjusted, if appropriate, at the end of each financial year. Leasehold improvements are depreciated over the remaining useful life of the related asset or to the date of the next leasehold renewal, whichever is sooner.
Gains and losses on disposals are calculated by comparing the proceeds with the carrying amount and are recognized in the income statement.

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
Customer relationships
Acquired customer relationships are recognized at the acquisition date at fair value and amortized over 20 years, reflecting the estimated useful life of these assets.
Fulfillment costs
The Group recognizes assets in relation to costs to fulfil contracts with customers, which are amortized as long as a service is being rendered over the contract period.
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
Costs that are directly associated with the production of identifiable and unique software products controlled by the Group that will generate probable economic benefits beyond one year, are recognized as intangible assets. Costs include the software development employee costs, costs of materials and services used, legal fees and directly attributable overheads. Computer software development costs recognized as an intangible asset are amortized over their useful economic life of 3-5 years.
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

Financial assets
Classification
The Group classifies its financial assets in the three following categories: “at fair value through profit or loss”, “at fair value through other comprehensive income” and “at amortized cost”; the classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition as follows:
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
Other investments
Other investments are equity investments that are neither classified as investments in subsidiaries nor as investments in joint ventures.
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
Trade receivables
Trade receivables are amounts mainly due from merchants and tax authorities for services rendered or merchandise sold in the ordinary course of the TFS, Intelligence and Marketing services and Post-Purchase Solutions. The majority of amounts accounted as trade receivables are related to invoices and accruals for processed TFS transactions as well as early refunds to tourists and refund agents. A lesser part of trade receivables relates to Post-Purchase Solutions; the nature of those receivables are invoices issued for services to retailers with payment terms less than 30 days.
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment provisions established based on the expected credit loss model. The Group applies the IFRS 9 simplified approach to measuring the expected credit loss, which uses a lifetime expected loss allowance. To measure the expected credit loss, trade receivables have been grouped by months past due.
The expected credit loss rates are based on the payment profiles of customers over a 3-year period before each balance sheet date and the corresponding historical credit losses over the related period. The historical credit losses are adjusted in order to reflect the current and forward-looking information on macroeconomic factors affecting the ability of customers to settle the receivables.
Even though one of the potential consequences of the COVID-19 pandemic could have been that merchants or customs and tax authorities would fail or refuse to pay Global Blue, thus potentially resulting in an increase in Trade receivables past due for more than 3 months, there has not been any such COVID-19-related increase in trade receivables past due for more than 3 months since April 1, 2020. The Group concluded that there is no significant difference between the historical loss rates and the expected credit loss rates as of March 31, 2024.
The Group applies the following expected loss rates for the financial year ended March 31:

Days past due	2024	2023
0 – 3 months	1%	0%
3 – 6 months	5%	25%
6 – 9 months	20%	50%
9 – 12 months	35%	75%
>12 months	50%	100%
In applying the above rates, the asset’s carrying amount is reduced through the use of an allowance account, and the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.
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
Share-based payment transactions
Cash-settled share-based payment transactions
Cash-settled share-based compensation plans were adopted by entities operating in the Post-Purchase Solutions segment. The fair value of the employee’s services received in exchange of the grant of the shares is recognized as an expense. The total amount is determined by reference to the fair value of the shares granted and is recognized over the vesting period.
At the end of each reporting period, the Group revises its estimates of the fair value of the liability for the share-based payment and the difference is recognized under operating expenses in the income statement. As soon as the Group has no unconditional right to defer payment beyond 12 months from the balance sheet date, the liability is reclassified to other current financial liabilities.
Equity-settled share-based payment transactions
Within the framework of Global Blue´s Management Incentive Plan some employees were granted restricted stock awards (“RSAs”) and/or share options plans (“SOP”). Such incentive plans qualify as equity settled share based payment transactions in accordance with IFRS 2, as the Group receives services from the employee as consideration for its own equity instruments (shares in RSAs and share options in SOP).
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
When the amendment of the terms of any MIP is considered as replacing pre-existing ones, modification accounting under IFRS 2 is applied, and the fair value of the granted instruments is remeasured. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately.
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
Employee benefits
Defined contribution plans
The Group has insured contributory plans covering substantially all employees. The costs for these plans are accounted for in the income statement within “employee benefit expenses”. Payments to defined contribution plans are charged as an expense when incurred. Payments made to state plans are dealt with as payments to defined contribution plans where the Group’s obligations under the plans are equivalent to those arising in a defined contribution plan.
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
Trade payables
Trade payables are obligations to pay for services that have been acquired in the ordinary course of business from merchants and other suppliers, and in-transit payment to tourists. Trade creditors are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
In-transit payments to tourists
In-transit payments to tourists contain liabilities to tourists in connection with non-cash refunds and unsuccessful payments. In certain cases, non-cash refunds do not successfully go through and are then recognized as unsuccessful payments and accounted for as trade payables. When the legal expiration period has passed, which varies from 3 to 30 years from country to country, the unclaimed amount is treated as an extinguishment and the financial liability is released. Trade creditors and other payables are stated at amortized cost.
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

NOTE 4    Critical accounting estimates and judgements

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
The Company has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Company’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price; for further details see Note 31.
Put options
As part of ZigZag and Yocuda acquisitions, Global Blue and the minority shareholders have entered into a symmetrical put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares currently controlled by the minority shareholders. The fair value of the put options was derived using an option pricing methodology (Monte Carlo simulations) based on revenue and gross profit distribution. Various unobservable inputs are used in the valuation of the put options and any changes in these might result in a significantly higher or lower fair value; for further details see Note 27.
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
For further details see Note 11 and 28.

Post-employment benefits
The Group makes estimates about the range of long-term trends and market conditions to determine the value of the deficit and surplus on its retirement benefit schemes, based on the Group’s expectation of the future and advice from qualified actuaries.
Long-term forecasts and estimates are, by default, highly judgmental and subject to risk that actual events may be significantly different from those forecasted. If actual events deviate from the assumptions made by the Group, the reported surplus or deficit in respect to retirement benefits may be materially different; for further details see Note 29.
Impairment of goodwill and other intangible assets
Management performs an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.
Management's value-in-use and fair value less cost of disposal calculations include significant judgments and assumptions. The significant judgments and assumptions associated with the value-in-use calculation are revenue growth, discount rate and long-term growth rate, while for the fair value less cost of disposal calculations it is projected revenue and average peer group or comparable market transactions revenue multiple.
The estimation of these assumptions requires significant judgment by management, as these variables feature measurement uncertainty; however, the assumptions used are consistent with the Group’s forecasts presented to the Board. Therefore, management evaluates and updates such estimates as necessary, in light of conditions that affect these variables; for further details see Note 15.
Development costs
Development costs are capitalized, and initial capitalization of costs is based on management's judgment that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. Assumptions are made regarding: a) the expected future cash generation or future savings from the project, b) discount rates and c) expected periods of benefits.
Lease term of lease contracts
For the lease contracts that contain an option to extend or terminate early, Global Blue is making an assessment regarding the likelihood of exercising such an option on a lease-by-lease basis.

NOTE 5    Financial risk management

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

(a)Market risk
i)Foreign exchange risk
The Euro is the presentation currency of the Group and functional currency of the Company, and due to the international footprint of its TFS, Payments, and Post-Purchase Solutions businesses, the Group is exposed to foreign exchange risks.
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
At March 31, 2024, if currency rates on the major currencies had been 2% higher/lower and with all other variables held constant, profit before tax for the year would have been lower/higher by EUR1.1 million (EUR0.6 million for the financial year ended March 31, 2023, EUR0.7 million for the financial year ended March 31, 2022).
ii)Interest rate risk
The Group's interest rate risk arises from the external senior debt structured at floating rates, accompanied by an interest rate floor. A significant increase in interest rates may affect the funding cost of the Group (see Note 26 for details).
During the financial year ended March 31, 2024, Global Blue entered into a interest rate swap, expiring in January 2026, for 50% of the term loan (amounting to EUR305 million), aimed to reduce the Group’s exposure to the risks posed by interest rate volatility.
If the market interest rate would have been 1% higher and, with all other variables held constant, profit before tax for the year would have been EUR3.1 million lower (EUR7.3 million for the financial year ended March 31, 2023, EUR3.1 million for the financial year ended March 31, 2022) as a result of an increase in the borrowing cost of the external senior debt.

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
As disclosed in Note 18, as of March 31, 2024, 83.7% (as of March 31, 2023 81.1%) of total trade receivables are not yet due.
A credit losses analysis is performed at each reporting date on an individual customer basis.
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
In addition to the centralization of cash available in the local operations as a primary source of liquidity, Group treasury has access to uncommitted facilities of up to EUR3.5 million (EUR11.6 million as of March 31, 2023).
As of March 31, 2024, EUR97.5 million remains undrawn under the revolving credit facility (see Note 26), and the uncommitted facilities are fully available.
At the reporting date, the Group held total liquid assets, as represented by its cash and cash equivalents, amounting to EUR87.5 million (EUR240.5 million as of March 31, 2023).
The table below analyzes the Group's non-derivative financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the notional, undiscounted cash flows.

As of March 31, 2024
(EUR thousand)
	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Loans and borrowings (1)	13,920	41,313	55,233	164,568	705,615
Other non-current financial liabilities (1)	—	—	12,529	9,589	941
Trade payables	163,954	118,045	—	—	—
Other current liabilities (2)	37,021	4,674	—	—	—
Accrued liabilities	27,122	21,593	—	—	—
Other current financial liabilities (4)	—	12,825	—	—	—
Total	242,017	198,450	67,762	174,157	706,556

As of March 31, 2023
(EUR thousand)
	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Loans and borrowings (1)	565	81,321	20,761	740,837	—
Other non-current financial liabilities (1)	—	—	10,293	10,646	88
Trade payables	110,215	98,891	—	—	—
Other current liabilities (2)	20,678	1,279	—	—	—
Accrued liabilities (3)	33,581	14,820	—	—	—
Other current financial liabilities (4)	—	7,776	—	—	—
Total	165,039	204,087	31,054	751,483	88
(1)The line items “Loans and borrowings” and “Other non-current financial liabilities”, as presented in the table above, include future interest payments (capitalized interest in the case of Other non-current financial liabilities).
(2)For the purposes of this table, items where the counterparty is the tax authority such as “Personnel taxes” and “Input VAT” and “Withholding tax” have been excluded from the line “Other current liabilities”; for further details on these excluded items see Note 33.
(3)For the purpose of this table, items where the counterparty is the tax authority such as “accrued social charges” have been excluded from the line “Accrued liabilities”; for further details on the excluded items see Note 34.
(4)The line item “Other current financial liabilities”, as presented in the table above, exclude EUR0.9 million of warrant liabilities outstanding (EUR11.4 million as of March 31, 2023) and as a consequence of their USD11.50 exercise price, there is a low probability of an exercise of these derivative instruments, and a subsequent cash outflow with a material liquidity impact in the foreseeable future; for further details see Note 31.

Net debt reconciliation
This section presents a breakdown of net debt and details the movements in net debt for each of the periods presented:

	Assets	Liabilities from financing activities
(EUR thousand)	Cash and cash equivalents	Borrowings due within 1 year	Borrowings due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt as of April 1, 2023	240,546	(61,945)	(726,891)	(6,984)	(10,243)	(565,517)
Cash flows	(152,790)	61,324	729,000	10,711	—	648,245
New borrowings	—	—	(586,151)	—	—	(586,151)
New leases	—	—	—	(5,536)	(11,760)	(17,296)
Foreign exchange adjustments	(286)	—	—	122	114	(50)
Reclassification	—	(889)	889	(7,115)	7,115	—
Other changes	(8)	621	(4,825)	—	—	(4,212)
Net debt as of March 31, 2024	87,462	(889)	(587,978)	(8,802)	(14,774)	(524,981)

	Assets	Liabilities from financing activities
(EUR thousand)	Cash and cash equivalents	Borrowings due within 1 year	Borrowings due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt as of April 1, 2022	51,083	(676)	(722,554)	(10,538)	(11,319)	(694,004)
Cash flows	191,181	(59,384)	—	11,746	—	143,543
Borrowings from business acquisition	—	(642)	(2,594)	—	—	(3,236)
New leases	—	—	—	(403)	(6,322)	(6,725)
Foreign exchange adjustments	(2,360)	453	—	115	82	(1,710)
Reclassification	—	—	—	(7,904)	7,904	—
Other changes	642	(1,696)	(1,743)	—	(588)	(3,385)
Net debt as of March 31, 2023	240,546	(61,945)	(726,891)	(6,984)	(10,243)	(565,517)

(d)Capital risk management
The capital structure of the Group as of March 31, 2024 is composed of a consolidated equity of EUR70.3 million (EUR6.3 million as of March 31, 2023), and senior debt with a carrying value of EUR588.0 million (EUR788.8 million as of March 31, 2023). This represents an Equity/Capital ratio, defined as Equity/(Equity + Carrying value senior debt), of 12.0% (0.8% as of March 31, 2023).
The Group at its consolidated level is not subjected to any externally-imposed capital requirements. Certain jurisdictions may require Global Blue subsidiaries to maintain certain local capital levels, which is monitored locally.

The Group currently does not have any non-compliance with local capital requirements that may lead to material risks. In addition, the Group is subject to the financial covenant included in the SFA, for further details see Note 26.
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
•Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

As of March 31, 2024
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	4,995	4,995
- Other current receivables - Derivative financial instruments	—	1,684	—	1,684
Financial assets at fair value through profit or loss
- Other non-current assets - pledged asset for endowment insurance	2,512	—	—	2,512
- Other current receivables - Derivative financial instruments	—	—	—	—
Total assets	2,512	1,684	4,995	9,191
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	3,309	3,309
- Warrant liabilities - Public warrants	582	—	—	582
- Warrant liabilities - Private warrants	—	281	—	281
- Other current liabilities - Derivative financial instruments	—	122	—	122
Total liabilities	582	403	3,309	4,294

As of March 31, 2023
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI	—	—
- Other investments	—	—	7,051	7,051
Financial assets at fair value through profit or loss
- Other non-current assets - pledged asset for endowment insurance	2,433	—	—	2,433
- Other current receivables - Derivative financial instruments	—	107	—	107
Total assets	2,433	107	7,051	9,591
Liabilities
Financial liabilities at fair value through profit or loss	—	—	—	—
- Put options liability	—	—	4,390	4,390
- Warrant liabilities - Public warrants	7,320	—	—	7,320
- Warrant liabilities - Private warrants	—	4,129	—	4,129
Total liabilities	7,320	4,129	4,390	15,839
The fair value of financial instruments that are not traded in an active market (over-the-counter derivatives, put options, private warrants, and other investments) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates; for further details please refer to Note 16, Note 27 and Note 31.

NOTE 6    Financial instruments by category
The table below details the financial instruments as of March 31, 2024:

As of March 31, 2024
(EUR thousand)
Assets as per statement of financial position	At amortized cost	At FVPL	At FVOCI	Total
Other investments	—	—	4,995	4,995
Other non-current financial assets	13,388	2,512	—	15,900
Trade receivables	248,227	—	—	248,227
Other current receivables(1)	33,260	44	1,640	34,944
Cash and cash equivalents	87,462	—	—	87,462
Balance as of March 31, 2024	382,337	2,556	6,635	391,528
(1) excluding other non-financial receivables

As of March 31, 2024
(EUR thousand)
Liabilities as per statement of financial position	At amortized cost	At FVPL	At FVOCI	Total
Loans and borrowings	588,867	—	—	588,867
Other non-current financial liabilities	17,474	1,830	—	19,304
Other current financial liabilities	11,225	2,464	—	13,689
Trade payables	281,998	—	—	281,998
Other current liabilities(1)	22,659	—	—	22,659
Accrued liabilities(1)	48,691	—	—	48,691
Balance as of March 31, 2024	970,914	4,294	—	975,208
(1) excluding other non-financial liabilities
The table below details the financial instruments as of March 31, 2023:

As of March 31, 2023
(EUR thousand)
Assets as per statement of financial position	At amortized cost	At FVPL	At FVOCI	Total
Other investments	—	—	7,051	7,051
Other non-current financial assets	11,807	2,400	—	14,207
Trade receivables	191,469	—	—	191,469
Other current receivables(1)	16,256	107	—	16,363
Cash and cash equivalents	240,546	—	—	240,546
Balance as of March 31, 2023	460,078	2,507	7,051	469,636
(1) excluding other non-financial receivables

As of March 31, 2023
(EUR thousand)
Liabilities as per statement of financial position	At amortized cost	At FVPL	At FVOCI	Total
Loans and borrowings	788,836	—	—	788,836
Other non-current financial liabilities	15,215	3,596	—	18,811
Other current financial liabilities	6,984	12,243		19,227
Trade payables	209,106	—	—	209,106
Other current liabilities (1)	19,985	—	—	19,985
Accrued liabilities (1)	48,444	—	—	48,444
Balance as at March 31, 2023	1,088,570	15,839	—	1,104,409
(1) excluding other non-financial liabilities

NOTE 7    Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the Senior Vice President & Global Human Resources Director; Senior Vice President of Payments; Chief Technology Officer; Chief Operating Officer - APAC and Central Europe; Chief Executive Officer (the “CEO”); General Counsel and Company Secretary; Senior Vice President Operations; Senior Vice President New Markets, Americas, Public Affairs and Chief Operating Officer Americas; Chief Operating Officer - South Europe; Chief Operating Officer - North and Central Europe and Global Accounts; Chief Financial Officer; Senior Vice President Strategy and Chief Product Officer; and Senior Vice President Marketing, Communications & Customer Value Creation.
Management considers the business from a product group perspective, hence the performance of TFS, Payments and PPS are assessed separately.
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
The segment information provided to the ExCom for the reportable segments is as follows:

For the financial year ended March 31, 2024
(EUR thousand)
	Notes	TFS	Payments	Post-Purchase Solutions	Central costs	Total
Revenue		311,740	83,023	27,540	—	422,303
Operating expenses (1)		(114,930)	(43,282)	(32,317)	(83,109)	(273,638)
Adjusted EBITDA		196,810	39,741	(4,777)	(83,109)	148,665
Depreciation and amortization (2)	9					(43,782)
Exceptional items (3)						(7,005)
Operating Profit						97,878

For the financial year ended March 31, 2023
(EUR thousand)
	Notes	TFS	Payments	Post-Purchase Solutions	Central costs	Total
Revenue		228,818	61,805	20,867	—	311,490
Operating expenses (1)		(91,902)	(34,267)	(26,962)	(80,377)	(233,508)
Adjusted EBITDA		136,916	27,538	(6,095)	(80,377)	77,982
Depreciation and amortization (2)	9					(51,028)
Exceptional items (3)						(12,814)
Operating Profit						14,140

For the financial year ended March 31, 2022
(EUR thousand)
	Notes	TFS	Payments	Post-Purchase Solutions	Central costs	Total
Revenue		89,559	23,325	13,064	—	125,948
Operating expenses (1)		(44,610)	(12,538)	(16,755)	(61,947)	(135,850)
Adjusted EBITDA		44,949	10,787	(3,691)	(61,947)	(9,902)
Depreciation and amortization (2)	9					(87,900)
Exceptional items (3)						11,173
Operating Loss						(86,629)

(1)Operating expenses excluding Depreciation and Amortization and Exceptional items. For the financial year ended March 31, 2024 the fixed costs amounted to EUR173.3 million (EUR154.6 million for the financial year ended March 31, 2023 and EUR109.2 million for the financial year ended March 31, 2022), comprising of personnel costs of EUR113.7 million (EUR99.8 million for the financial year ended March 31, 2023, and EUR74.6 million for the financial year ended March 31, 2022) and non-personnel costs of EUR59.6 million (EUR54.8 million for the financial year ended March 31, 2023 and EUR34.6 million for the financial year ended March 31, 2022), whereas variable costs amounted to EUR100.4 million (EUR78.9 million for the financial year ended March 31, 2023 and EUR26.7 million for the financial year ended March 31, 2022).
(2)Depreciation and amortization include amortization of intangible assets acquired through business combinations.
(3)Exceptional items consist of items such as share-based payment transactions and related other expenses, the change in fair value of warrants and put options, business and corporate restructuring expenses, impairment, net loss on sale of assets, and other exceptional items, which the Board of Directors considers as not directly related to ordinary business operations and which are not included in the assessment of management performance.

Revenue by geography and by segment
Revenue is generated by TFS, Payments and Post-Purchase Solutions processed transactions; a geographical breakdown of revenue by key market / region is provided below:

For the financial year ended March 31, 2024
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total
Europe	260,030	15,633	27,540	303,203
Asia Pacific	46,932	67,390	—	114,322
Rest of the world	4,778	—	—	4,778
Total	311,740	83,023	27,540	422,303

For the financial year ended March 31, 2023
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total
Europe	202,263	12,276	20,867	235,406
Asia Pacific	23,495	49,528	—	73,023
Rest of the world	3,060	1	—	3,061
Total	228,818	61,805	20,867	311,490

For the financial year ended March 31, 2022
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total
Europe	82,599	6,631	13,064	102,294
Asia Pacific	5,398	16,694	—	22,092
Rest of the world	1,562	—	—	1,562
Total	89,559	23,325	13,064	125,948
Revenue by top Country
A breakdown of revenue by key market / top country is provided below:

For the financial year ended March 31, 2024
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total	% of Total Revenue
Italy	62,435	4,021	—	66,456	16%
France	43,845	1,907	—	45,752	11%
Australia	495	53,060	—	53,555	13%
United Kingdom	1,010	877	27,540	29,427	7%
Singapore	14,568	8,611	—	23,179	5%
Switzerland	5,247	4	—	5,252	1%
Total	127,600	68,480	27,540	223,621	53%

For the financial year ended March 31, 2023
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total	% of Total Revenue
Italy	43,280	3,739	—	47,019	15%
France	39,996	1,791	—	41,787	14%
Australia	303	40,671	—	40,974	13%
United Kingdom	2,917	1,056	20,867	24,840	8%
Switzerland	4,005	32	—	4,037	1%
Total	90,501	47,289	20,867	158,657	51%

For the financial year ended March 31, 2022
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total	% of Total Revenue
Italy	12,912	2,421	—	15,333	12%
France	20,118	919	—	21,037	17%
Australia	49	13,997	—	14,046	11%
United Kingdom	1,838	568	13,064	15,470	12%
Switzerland	2,358	85	—	2,443	2%
Total	37,275	17,990	13,064	68,329	54%
There is no single external customer which accounts for more than 10% of Global Blue's revenue, for any of the years presented.
Non-current assets by Country
Even though no measure of assets by segment is reported to the ExCom, in accordance with IFRS 8, the non-current assets, excluding deferred income tax assets, by country, are disclosed as follows:

As of March 31, 2024
(EUR thousand)
	Intangible assets	Property, plant and equipment	Investments in associates, joint ventures and other investments	Other non-current financial assets	Total
Switzerland	580,958	1,076	5,142	1,824	589,000
Rest of the world	30,117	30,958	3	14,076	75,154
Total	611,075	32,034	5,145	15,900	664,154

As of March 31, 2023
(EUR thousand)
	Intangible assets	Property, plant and equipment	Investments in joint ventures and associates and Other investments	Other non-current financial assets	Total
Switzerland	575,145	782	7,244	698	583,869
Rest of the world	30,363	24,057	37	13,509	67,966
Total	605,508	24,839	7,281	14,207	651,835

NOTE 8    Operating expenses

(EUR thousand)		For the financial year ended March 31
Expenses by nature	Notes	2024	2023	2022
Employee benefit expenses		(140,050)	(118,658)	(86,623)
Contributions to defined contribution plans		(8,055)	(7,619)	(4,022)
Depreciation and amortization	9	(43,782)	(51,028)	(87,900)
Agent costs		(95,333)	(75,950)	(23,914)
IT costs		(16,464)	(16,499)	(12,013)
Auditors, lawyers and consultants		(10,713)	(12,113)	(12,223)
Advertising and promotion		(3,644)	(3,827)	(1,729)
Travel, entertainment, office and rental cost		(13,287)	(11,456)	(7,253)
Contributions to defined benefit plans	29	(1,365)	(1,607)	(1,560)
Share-based payment transactions expenses	25	(3,957)	(9,988)	(6,414)
Change in fair value of warrants and put options	27, 31	9,287	11,070	15,583
Capitalized software development expenditure	15	33,667	25,688	17,163
External and other personnel cost		(8,735)	(7,544)	(4,343)
Business restructuring expenses		(1,324)	(4,446)	(1,980)
Corporate restructuring expenses		(5,660)	(2,764)	(475)
Impairment		(1,371)	(3,355)	(2,846)
Other operating income / (expenses)		(13,639)	(7,254)	7,971
Total		(324,425)	(297,350)	(212,577)
For the financial year ended March 31, 2024 the main driver of the total increase in employee benefit expenses is the average number of employees that increased from 1,617 (in the financial year ended March 31, 2023) to 1,897; additionally, salaries and bonus expenses increased as grants offsetting the salaries expenses in various jurisdictions ceased to be applicable. For further details regarding key management personnel remuneration, including pension obligations and other remuneration, please refer to Note 39.
For the financial year ended March 31, 2024 agent costs referring to merchant acquiring fees have increased as a consequence of the overall business recovery in line with revenues. In addition, they include all costs paid to carriers, representing the main operation cost of the PPS segment.
Auditors, lawyers and consultants include all external advisor fees, primarily related to the compliance requirements linked to the Company’s listed status. IT costs contain hardware and software maintenance and IT consulting expenses.
For the financial year ended March 31, 2024     the Group has benefited from grants in relation to COVID-19 offered by various countries’ governments amounting to EUR0.4 million (EUR2.0 million for the financial year ended March 31, 2023 and EUR9.0 million for the financial year ended March 31, 2022). The grants are presented within operating expenses in the income statement as a reduction of the employee benefit expenses and other operating income/(expenses). There are no unfulfilled conditions or other contingencies related to these grants.
Other operating income/(expenses) also comprises of bad debts, utility costs, bank fees, various other costs, and other exceptional items. The main drivers behind the increase of other operating income/ (expense) in financial year ended March 31, 2024 when compared to financial year ended March 31, 2023, were bad debts which increased by EUR2.3 million and issuing solution costs which increased by EUR1.8 million. For the financial year ended March 31, 2022, EUR9.6 million include the one-off release of an earn-out provision linked to the business combination with ZigZag Global.

NOTE 9    Depreciation and amortization

(EUR thousand)		For the financial year ended March 31
Depreciation and amortization	Notes	2024	2023	2022
Depreciation of property, plant and equipment	13,14	(14,167)	(14,033)	(16,737)

Amortization of cost to fulfill customer contracts		(1,753)	(1,897)	(3,121)
Amortization of customer relationships		(223)	(10,562)	(44,101)
Amortization of trademarks		(2,237)	(2,237)	(2,237)
Amortization of other intangible assets		(25,401)	(22,299)	(21,704)
Amortization of intangible assets	15	(29,614)	(36,995)	(71,163)
Total		(43,782)	(51,028)	(87,900)
The depreciation of property, plant and equipment predominantly comprises of depreciation related to the right-of-use assets; for further details please refer to Note 14.
For the financial year ended March 31, 2024, the amortization of intangible assets sources mainly from other intangible assets such as internally-developed IT software for TFS and Payments businesses, and to software purchased from external parties. For the financial years ended March 31, 2023, and 2022 the amortization of intangible assets predominantly sources from the assets recognized in the purchase price allocation process during the acquisition of Global Blue by Silver Lake and Partners Group in 2012, secondarily to other intangible assets such as internally-developed IT software for TFS and Payments businesses, and to software purchased from external parties; for further details please refer to Note 15. The amortization period for customer relationships related to key accounts and national accounts acquired in 2012 ended as of July 31, 2022, while the initial acquisition value of these assets was EUR335.2 million.

NOTE 10    Net finance costs

(EUR thousand)	For the financial year ended March 31
	2024	2023	2022
Finance income
Interest income on current bank deposits	4,027	1,605	247
Net foreign exchange gain on financing activities	1,595	—	293
Interest income on interest rate swap	887	—	—
Other finance income	567	455	636
Total finance income	7,076	2,060	1,176
Finance costs
Interest expense:
- Bank borrowings (including amortization of capitalized financing fees)	(52,676)	(30,894)	(22,184)
- Lease liabilities interest	(1,167)	(588)	(626)
Net foreign exchange loss on financing activities	(6)	(2,537)	—
Net foreign exchange loss on operating activities (1)	(975)	(3,501)	(405)
Other finance costs	(2,597)	(1,129)	(2,579)
Total finance costs	(57,421)	(38,649)	(25,794)
Net finance costs	(50,345)	(36,589)	(24,618)
        (1) Net foreign

exchange gain and loss arising during the period is the difference between the value originally recorded and the amount actually paid or received, as well as unrealized gain and loss due to the difference between the original value recorded and the value at the balance sheet date.
For details regarding underlying loans and borrowings, refer to Note 26.

NOTE 11    Income tax benefit / (expense)

(EUR thousand)		For the financial year ended March 31
Income tax	Notes	2024	2023	2022
Current income tax expense		(26,201)	(9,947)	(5,787)
Adjustments in respect of current income tax of prior years(1)		(119)	5,051	4,225
Adjustments in respect of deferred income tax of prior years(1)	28	(324)	1,144	—
Deferred tax benefit(2)	28	37	2,702	16,174
Income tax benefit / (expense) reported in the income statement		(26,607)	(1,050)	14,612

(1) The adjustment in respect of current income tax of prior years for the financial year ended March 31, 2024 mainly relates to the tax treatment of warrants in Switzerland whereas the deferred tax for prior years mainly includes a decrease of deferred tax assets related to tax loss carry forwards incurred in Germany amounting to EUR1.2 million and Portugal amounting to EUR0.3 million. The prior year deferred tax expense is partially offset with a deferred tax income resulting from the updated estimate of deferred tax on amortization of intangible assets from past business combination amounting to EUR1.6 million. The adjustment in respect to current income taxes of prior years for the financial year ended March 31, 2023 mainly comprises of a benefit of EUR4.2 million resulting from the reversal of a previously-recorded uncertain tax position as a consequence of the final tax assessment received from the relevant authorities; and a EUR0.6 million penalty reduction for the withholding tax on interests and license fees in Italy.
(2) Furthermore, the deferred tax benefit posted includes a deferred tax expense resulting from changes in tax rates amounting to EUR0.2 million
The below table reconciles the income tax calculated by applying the Swiss statutory tax rate applicable to the Company, to the effective taxes reported in the income statement:

(EUR thousand)	For the financial year ended March 31
	2024	2023	2022
Profit / (Loss) before tax	47,533	(22,449)	(111,247)
Effective tax
Tax benefit/(expense) calculated at the Swiss statutory tax rate of 18.8% (18.8% in both FY2022/23 and FY 2021/22) applicable to the Company	(8,941)	4,221	20,919
Adjustments in respect of prior years	(443)	5,051	141
Recognition of previously unrecognized (derecognition of previously recognized) deductible temporary differences	188	2,428	(124)
Expenses not deductible for tax purposes	(9,805)	(7,349)	(5,648)
Current year losses for which no deferred income tax asset is recognized	(6,293)	(5,039)	(2,583)
Effect of income taxed at different tax rates	(1,580)	(4,667)	(1,400)
Tax-exempt income	2,168	1,885	2,027
Other tax items	(1,901)	2,420	1,280
Total reported effective tax benefit / (expense)	(26,607)	(1,050)	14,612

The reconciliation item Expenses not deductible for tax purposes mainly includes tax effects resulting from non deductible interest expenses amounting to EUR 7.7 million.
Other tax items mainly compromise of non-creditable withholding taxes incurred in Switzerland amounting to EUR2.1 million.

(EUR thousand)		For the financial year ended March 31
Tax items recognized directly in other comprehensive income:	Note	2024	2023	2022
Tax effect on actuarial gains / losses	28	182	86	(570)
Tax effect on other investments at FVOCI	28	168	(181)	—
Total tax effect		350	(95)	(570)

NOTE 12    Earnings per share

(EUR thousand)	For the financial year ended March 31
Earnings per share	2024	2023	2022
Profit / (loss) attributable to the owners of the parent	13,975	(25,621)	(97,177)
Profit / (loss) attributable to the owners of the parent attributable to ordinary shares	11,613	(21,635)	(88,460)
Profit / (loss) attributable to the owners of the parent attributable to preference shares	2,362	(3,986)	(8,717)
Weighted average number of basic ordinary shares outstanding (thousand)	193,345	187,326	179,455
Weighted average number of basic preference shares outstanding (thousand)	39,323	34,509	17,684
Basic profit / (loss) per ordinary share	0.06	(0.12)	(0.49)

Profit / (loss) from continuing operations attributable to the owners of the parent	13,975	(25,621)	(97,177)
Profit / (loss) from continuing operations attributable to the owners of the parent attributable to ordinary shares	11,628	(21,635)	(88,460)
Profit / (loss) from continuing operations attributable to the owners of the parent attributable to preference shares	2,347	(3,986)	(8,717)
Weighted average number of diluted ordinary shares outstanding (thousand)	194,817	187,326	179,455
Weighted average number of diluted preference shares outstanding (thousand)	39,323	34,509	17,684
Diluted profit / (loss) per ordinary share	0.06	(0.12)	(0.49)
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
For the financial year ended March 31, 2024 the Company has excluded 6.4 million (8.0 million for the financial year ended March 31, 2023, 8.0 million for the financial year ended March 31, 2022) ordinary shares from the diluted earnings per ordinary shares calculation, as the impact of those shares is not-dilutive. Those shares relate to the Management Incentive Plan.
For the financial year ended March 31, 2023, the Company has excluded 2.0 million (1.7 million for the financial year ended March 31, 2022) ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive. The ordinary shares relate to share-based payments plans and are potentially dilutive instruments; at each of the two reporting periods they had an anti-dilutive effect due to the reported loss.
The 30,735,950 outstanding warrants as of March 31, 2024, 2023 and 2022 are considered as not-dilutive.

NOTE 13    Property, plant and equipment

The below schedules represent the movements in property, plant and equipment (“PPE”) for each respective year presented.

(EUR thousand)	As of March 31
Cost	2024	2023
Machinery, equipment, computers and IT equipment	28,552	30,301
Leasehold improvements	4,340	4,535
Right-of-use assets	47,391	50,508
Total Cost	80,283	85,344
Accumulated depreciation and impairment
Machinery, equipment, computers and IT equipment	(22,131)	(23,797)
Leasehold improvements	(2,716)	(3,056)
Right-of-use assets	(23,402)	(33,652)
Total Accumulated depreciation and impairment	(48,249)	(60,505)

Total Property, plant and equipment	32,034	24,839
The movement tables exclude the movements of right-of-use assets, which are presented and detailed in Note 14.

(EUR thousand)
	Machinery, equipment, computers and IT equipment	Leasehold Improvements	Total
Cost
Opening balance as of April 1, 2023	30,301	4,535	34,836
Additions	3,779	407	4,186
Disposals	(4,803)	(1,016)	(5,819)
Reclassifications	(458)	457	(1)
Exchange differences	(267)	(43)	(310)
Closing balance as of March 31, 2024	28,552	4,340	32,892
Accumulated depreciation and impairment
Opening balance as of April 1, 2023	(23,797)	(3,056)	(26,853)
Depreciation charge for the year	(3,153)	(697)	(3,850)
Impairment charge for the year	(1,233)	—	(1,233)
Disposals	5,818	998	6,816
Exchange differences	234	39	273
Closing balance as of March 31, 2024	(22,131)	(2,716)	(24,847)

Net book value as of March 31, 2024	6,421	1,624	8,045

(EUR thousand)
	Machinery, equipment, computers and IT equipment	Leasehold Improvements	Total
Cost
Opening balance as of April 1, 2022	28,494	4,846	33,340
Acquisition of subsidiaries	103	1	104
Disposal of subsidiary	(158)	(14)	(172)
Additions	4,087	689	4,776
Disposals	(1,507)	(1,147)	(2,654)
Reclassifications	(194)	190	(4)
Exchange differences	(524)	(30)	(554)
Closing balance as of March 31, 2023	30,301	4,535	34,836
Accumulated depreciation and impairment
Opening balance as of April 1, 2022	(22,972)	(3,548)	(26,520)
Disposal of subsidiary	123	4	127
Depreciation charge for the year	(2,672)	(529)	(3,201)
Impairment charge for the year	(2)	—	(2)
Disposals	1,380	989	2,369
Reclassifications	4	—	4
Exchange differences	342	28	370
Closing balance as of March 31, 2023	(23,797)	(3,056)	(26,853)

Net book value as of March 31, 2023	6,504	1,479	7,983

NOTE 14    Leases
Right-of-use assets recognized within property, plant and equipment are comprised of the following:

(EUR thousand)	As of March 31
Right-of-use assets	2024	2023
Offices	11,397	8,064
Refund points	3,434	4,793
IT contracts	4,355	915
Others	4,802	3,084
Total right-of-use assets	23,988	16,856
Movements during the period of right-of-use assets are the following:

(EUR thousand)	For the financial year ended March 31
Movement of right-of-use assets	2024	2023
Opening balance as of April 1	16,856	20,938
New contracts	17,081	5,855
Modifications	194	969
Depreciation	(10,317)	(10,832)
Exchange differences	174	(74)
Closing balance as of March 31	23,988	16,856
Lease liabilities recognized within other non-current financial liabilities and other current financial liabilities are the following:

(EUR thousand)		As of March 31
Lease liabilities	Notes	2024	2023
Current	31	8,802	6,984
Non-current	27	14,774	10,243
Total lease liabilities		23,576	17,227
Movements of lease liabilities during the period are as follows:

(EUR thousand)	For the financial year ended March 31
Movement of lease liabilities	2024	2023
Opening balance as of April 1	17,227	21,857
New contracts	17,081	5,855
Modifications	243	870
Interest expense	967	588
Cash outflow - principal elements	(10,711)	(11,157)
Cash outflow - interest	(967)	(588)
Exchange differences	(264)	(198)
Closing balance as of March 31	23,576	17,227

The contractual duration of the lease liabilities is the following:

(EUR thousand)	As of March 31
Contractual maturities of lease liabilities	2024	2023
Less than 2 years	18,009	13,293
Between 2 and 5 years	8,345	6,044
More than 5 years	941	88
Total	27,295	19,425
Lease-related amounts recognized in the income statement are as follows:

(EUR thousand)	For the financial year ended March 31
Depreciation charge of right-of-use assets	2024	2023	2022
Offices	3,616	3,891	4,534
Refund points	2,988	3,762	5,046
IT contracts	2,110	2,019	2,147
Others	1,603	1,160	1,248
Total depreciation charge of right-of-use assets	10,317	10,832	12,975

(EUR thousand)	For the financial year ended March 31
Other lease-related expenses	2024	2023	2022
Expense relating to short-term leases (included in Operating expenses)	100	718	943
Expense relating to leases of low-value assets that are not short-term leases (included in Operating expenses)	18	63	88
Expense relating to variable lease payments not included in lease liabilities (included in Other expenses)	1,107	3,235	2,421
Total other lease-related expenses	1,225	4,016	3,452
The total cash outflow for leases for the financial year ended March 31, 2024 was EUR11.9 million (EUR15.2 million for the financial year ended March 31, 2023 and EUR17.5 million for the financial year ended March 31, 2022).
For the financial year ended March 31, 2024 the Group has not received any office rental concessions as a direct consequence of the COVID-19 pandemic (EUR0.4 million for the financial year ended March 31, 2023, and EUR3.4 million for the financial year ended March 31, 2022). The concessions for prior years are presented within operating expenses in the income statement as a reduction of the related expense that they are intended to compensate.

NOTE 15    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Cost to fulfill customer contracts	Other intangible assets	Software	Total
Opening balance as of April 1, 2023	512,273	45,909	656,518	19,385	10,258	167,455	1,411,798
Additions	—	2	—	1,226	363	33,665	35,256
Disposals	—	—	—	—	(1,130)	(4,159)	(5,289)
Exchange differences	1,800	(24)	—	(79)	(228)	(769)	700
Accumulated acquisition values	514,073	45,887	656,518	20,532	9,263	196,192	1,442,465

Opening balance as of April 1, 2023	—	(23,861)	(652,145)	(13,618)	(8,865)	(101,641)	(800,130)
Amortization	—	(2,237)	(223)	(1,753)	(529)	(24,872)	(29,614)
Disposals	—	—	—	—	1,069	3,628	4,697
Exchange differences	—	—	—	33	207	605	845
Accumulated amortization	—	(26,098)	(652,368)	(15,338)	(8,118)	(122,280)	(824,202)

Opening balance as of April 1, 2023	(2,015)	—	—	—	(498)	(3,647)	(6,160)
Impairment	—	(1,156)	—	—	—	(32)	(1,188)
Disposals	—	—	—	—	—	23	23
Exchange differences	125	1	—	—	—	11	137
Accumulated impairment	(1,890)	(1,155)	—	—	(498)	(3,645)	(7,188)

Net book value as of March 31, 2024	512,183	18,634	4,150	5,194	647	70,267	611,075

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Cost to fulfill customer contracts	Other intangible assets	Software	Total
Opening balance as of April 1, 2022	487,685	46,025	652,052	17,093	10,247	144,224	1,357,326
Acquisition of subsidiaries	29,239	—	4,466	—	—	2,738	36,443
Purchases	—	—	—	2,577	869	25,688	29,134
Disposals	—	—	—	—	(557)	(1,420)	(1,977)
Disposal of subsidiary	—	—	—	—	—	(687)	(687)
Exchange differences	(4,651)	(116)	—	(285)	(301)	(3,088)	(8,441)
Accumulated acquisition values	512,273	45,909	656,518	19,385	10,258	167,455	1,411,798

Opening balance as of April 1, 2022	—	(21,624)	(641,489)	(11,914)	(8,347)	(83,916)	(767,290)
Amortization	—	(2,237)	(10,656)	(1,803)	(909)	(21,390)	(36,995)
Disposals	—	—	—	—	157	1,086	1,243
Disposal of subsidiary	—	—	—	—	—	416	416
Exchange differences	—	—	—	99	234	2,163	2,496
Accumulated amortization	—	(23,861)	(652,145)	(13,618)	(8,865)	(101,641)	(800,130)

Opening balance as of April 1, 2022	(2,063)	—	—	—	(498)	(3,449)	(6,010)
Impairment	—	—	—	—	—	(247)	(247)
Disposals	—	—	—	—	—	37	37
Exchange differences	48	—	—	—	—	12	60
Accumulated impairment	(2,015)	—	—	—	(498)	(3,647)	(6,160)

Net book value as of March 31, 2023	510,258	22,048	4,466	5,674	895	62,167	605,508

Goodwill
Management reviews the business performance from a product perspective. TFS, Payments and PPS have been identified as the main product groups and the Group's operating segments. Goodwill is monitored by management at the operating segment level for TFS and Payments, and at the ZigZag, Yocuda, and ShipUp businesses level for PPS. The following is a summary of the goodwill allocated to each cash-generating unit:

(EUR thousand)	As of March 31
Goodwill	2024	2023
TFS	361,750	362,069
Payments	49,525	50,076
ZigZag	63,825	61,045
Yocuda	7,844	7,829
ShipUp	29,239	29,239
Total	512,183	510,258
TFS and Payments
The recoverable amount of each Cash Generating Unit (CGU) has been determined based on value-in-use calculations; these calculations use post-tax cash flow projections based on management’s current view at the time of the analysis. Cash flows beyond the 4-year period are extrapolated using an estimated growth rate stated below.
In determining the forecasts for the TFS and Payments CGUs over the 4-year period employed in the value-in-use calculation, the Group applied estimated recovery percentages against actual revenues achieved during the pre-COVID-19 period (January to December 2019).
Though the TFS and Payments CGUs offer different solutions, the underlying driver of both is international travel and extra-regional transactions; the key assumptions used for the value-in-use calculations are as follows:
•Post-tax discount rate of 9.00% (10.61% as of March 31, 2023) for the TFS CGU.
•Post-tax discount rate of 8.52% (9.06% as of March 31, 2023) for the Payments CGU.
•A COVID-19 impact on near-term industry volumes; in particular, following the full recovery observed in the third quarter of the financial year ending March 31, 2024 and based on a combination of internal and external data such as airline industry reports, revenue levels were assumed with an increase of 9.8% in the short-term period compared to pre-COVID-19 and with a compound average growth rate of 7.9% in the subsequent three financial years.
•After the business plan period, assumed terminal growth rates of 1.6% and 2.3% have been applied for TFS and Payments CGUs, respectively (1.7% and 2.3% as of March 31, 2023).
As of March 31, 2024, and with respect to the TFS CGU, the headroom was EUR1,715.7 million, with the percentage by which the TFS recoverable amount exceeded the carrying value being 419%. With respect to the Payments segment, the headroom was EUR230.0 million, with the percentage by which the Payments recoverable amount exceeded the carrying value being 241%.
The directors and management have considered and assessed reasonably possible changes for key assumptions and have not identified any instances that could cause the carrying amount of either the TFS or the Payments CGUs to exceed their recoverable amounts.
Post-Purchase Solutions
Goodwill allocated in total to PPS amounts to EUR100.9 million. Management has identified three CGUs, namely ZigZag, Yocuda, and ShipUp with corresponding goodwill of EUR63.8 million, EUR7.8 million, and

EUR29.2 million, respectively. As the goodwill attributed to Yocuda represents less than 2% of the total Group goodwill, only information relating to ZigZag and ShipUp CGUs is presented below, for which the recoverable amount is determined based on the fair value less cost of disposal categorized for ShipUp CGU as Level 2 within the fair value hierarchy, due to the other-than-quoted prices observable inputs utilized in the valuation, and as Level 3 for ZigZag CGU, due to the combination of other-than-quoted prices observable inputs and non-observable inputs utilized in the valuation.
ZigZag
In the case of ZigZag, the recoverable amount of the CGU has been assessed based on the fair value less cost of disposal of the underlying assets, which has been based on a market approach utilizing 2024 trading multiples of comparable listed companies operating in the eCommerce sector, calculated as enterprise value divided by 2024 projected revenue.
Taking into consideration that ZigZag is a start-up operating at a loss until March 31, 2024, management deemed the revenue multiple as the key valuation metric; adjusted EBITDA and net income multiples were not considered, given several of the peers are expected to be similarly operating at a loss.
The implied average revenue multiple for the peer group of ZigZag is approximately 4.3x, when the values for the peer group ranged from 1.6x to 12.3x, resulting in a derived recoverable amount that exceeded the carrying amount by EUR28.9 million, with the percentage by which the ZigZag recoverable amount exceeded the carrying value being 46%.
The sensitivity analysis for ZigZag showed that the recoverable amount would equate the carrying amount if the 2024 revenue projections, or comparable peer revenue multiple, would be decreased by approximately 50% or became 3.0x, respectively, with the latter assessed by the directors and management as the sole reasonably possible change that could cause the carrying amount of the ZigZag CGU to exceed its recoverable amount.
ShipUp
The recoverable amount of the ShipUp CGU has been determined based on the fair value less cost of disposal of the underlying assets, which has been based on a market approach utilizing transaction multiples of companies operating in the same industry as ShipUp, calculated as enterprise value divided by actual revenue.
Taking into consideration that ShipUp is a start-up, operating at a loss until March 31, 2024, management deemed the revenue multiple as the key valuation metric.
The implied median revenue multiple for the comparable transactions is approximately 7.3x, when the values for the comparable transactions ranged from 4.0x to 12.7x resulting in a derived recoverable amount that exceeded the carrying amount by EUR1.0 million, with the percentage by which the ShipUp recoverable amount exceeded the carrying value being 3%.
The sensitivity analysis for ShipUp showed that the recoverable amount would equate the carrying amount if the revenue multiple of comparable transactions of companies became 7.1x, which the directors and management have assessed as the sole reasonably possible change that could cause the carrying amount of the ShipUp CGU to exceed its recoverable amount.
Trademarks
As part of the business combinations in 2012, when Silver Lake and Partners Group acquired Global Blue Group, and in 2016, when Global Blue acquired Currency Select, new intangibles were identified and defined as trademarks. The fair value of trademarks was determined by calculating their value-in-use with the "Relief from Royalty" method; the assets will be fully amortized by July 2032.

During the financial year ended March 31, 2024, the “Currency Select” trademark that was recognized in 2016 and historically used to conduct Payments operations mainly in Australia, was fully impaired following the decision of the Group to replace it with the main Global Blue brand; the corresponding EUR1.2 million impairment loss was recognized in the income statement.
No impairment tests have been performed for trademarks with definite useful life as there were no impairment indicators identified.
Customer Relationships
As part of the ShipUp acquisition during the financial year ended March 31, 2023, the Group identified customer relationships as a separate intangible asset with a EUR4.5 million fair value. These comprise of different types of customers, categorized based on revenue and geographical footprint or services offered. The expected economic life for the customer relationships is 20 years, and these will be fully amortized by October 2042.
No impairment tests have been performed for customer relationships as there were no impairment indicators identified.
Cost to fulfill customer contracts
The cost to fulfill customer contracts includes mainly IT-related costs incurred by the Group to fulfill its obligations under certain TFS contracts; fulfillment costs are amortized as long as a service is being rendered over the TFS contract period.
Other intangible assets
Other intangibles include licenses acquired and software purchased from external parties.
Software
Software consists of IT software internally developed for TFS and Payments businesses and the PPS software, that has been acquired within the framework of the ZigZag, Yocuda, and ShipUp acquisitions, with an initial fair value of EUR5.2 million, EUR1.2 million, and EUR2.7 million respectively. All three PPS platforms are being amortized over a 5-year period.
For the financial year ended March 31, 2024 total capitalized software development expenditure amounted to EUR33.7 million (EUR25.7 million for the financial year ended March 31, 2023) out of the total development costs incurred of EUR60.1 million (EUR51.2 million for the financial year ended March 31, 2023).

NOTE 16    Interests in other entities
Joint ventures and associates
The Group holds interests in joint ventures and associates that are individually not material.

(EUR thousand)	As of March 31
	2024	2023	2022
Aggregate carrying amount of individually immaterial joint ventures and associates	150	230	2,650
Aggregate amount of the Group's share of:
Loss from continuing operations	(63)	(111)	(720)
Other comprehensive loss	(17)	—	—
Total comprehensive loss	(80)	(111)	(720)

As of March 31, 2024 the net book value of loans granted by the Group to joint ventures and associates is EUR0.8 million (EUR0.1 million as of March 31, 2023).
Other investments
Other investments represent equity securities not held for trading, are comprised of minority shares in technology companies active in the post-purchase solutions domain, with subsequent changes in fair value recognized through other comprehensive income.

(EUR thousand)	For the financial year ended March 31
	2024	2023	2022
Opening balance as of April 1	7,051	3,881	753
Additions	490	2,000	3,878
Fair value adjustment	(2,546)	1,343	150
Derecognition due to step acquisition	—	—	(900)
Reclassification to joint ventures and associates	—	(173)	—
Closing balance as of March 31	4,995	7,051	3,881

NOTE 17    Other non-current financial assets

(EUR thousand)	For the financial year ended March 31
Other non-current financial assets	2024	2023
Collateral for lease and other agreements	11,828	11,774
Pledged asset for endowment insurance	2,512	2,433
Collateral for Bank Guarantees	1,560	—
Total	15,900	14,207
The pledged asset for endowment insurance is related to agreements with two former employees in Sweden, within the framework of supplementary pensions for salaried employees secured by insurance policies with external providers and reported as defined contribution plan. The Group paid a lump sum to the insurance company and pledged it in its entirety for the benefit of the two employees; the asset is reported as a financial asset under other non-current financial assets, whereas the corresponding commitment is reported as other non-current financial liability (refer to Note 27). The asset is remeasured at fair value, and these agreements do not meet the definition of a pension plan. Global Blue made no payments during the fiscal year ended March 31, 2024 and does not have any further payment obligations as the beneficiaries are only due the value of the pledged asset, for example if the value goes up they will receive more, if it goes down they will receive less.
The collateral for lease and other agreements comprises mainly of deposits with lessors, tax authorities, merchants and other agreements. The fair value of other non-current receivables does not differ significantly from their book value.

NOTE 18    Trade receivables
The tables below detail the trade receivables balances as of March 31, 2024 and March 31, 2023:

As of March 31, 2024
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	182,567	65,239	4,548	252,354
Less: Loss allowance	(3,957)	—	(170)	(4,127)
Total	178,610	65,239	4,378	248,227

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	143,706	61,126	2,957	207,789
Trade receivables overdue:
Up to 3 months	32,289	4,110	1,070	37,469
3 months - 6 months	1,744	—	120	1,864
More than 6 months	871	3	231	1,105
Total	178,610	65,239	4,378	248,227

As of March 31, 2023
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	151,790	38,065	3,676	193,531
Less: Loss allowance	(1,889)	—	(173)	(2,062)
Total	149,901	38,065	3,503	191,469

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	122,895	30,949	1,434	155,278
Trade receivables overdue:
Up to 3 months	23,379	7,113	1,086	31,578
3 months - 6 months	958	—	537	1,495
More than 6 months	2,669	3	446	3,118
Total	149,901	38,065	3,503	191,469
Trade receivables overdue relate to a number of independent customers for whom there is no recent history of defaults.
On January 26, 2024, KaDeWe (a departments-store chain based in Germany) filed a petition for the opening of insolvency proceedings over its assets with the Local Court of Berlin-Charlottenburg; by court order dated January 29, 2024, the Local Court of Berlin-Charlottenburg thereupon ordered the preliminary self-administration, and appointed a preliminary custodian. Global Blue has outstanding receivables of EUR3.3 million arising from refunds to foreign travelers, which Global Blue has made on behalf of KaDeWe prior to January 29, 2024. As of March 31, 2024 the Group recognized a corresponding expected credit loss amounting to EUR3.0 million.
The fair value of trade receivables approximates the carrying amount, net of the expected credit losses.

The table below details the movements of the expected credit losses of trade receivables:

(EUR thousand)	For the financial year ended March 31
Movements of the expected credit losses of trade receivables	2024	2023
Opening balance at April 1	(2,062)	(2,128)
Income statement charge for the year	(3,763)	(614)
Write-offs	236	142
Reversal of unused amounts	1,424	510
Exchange differences	38	28
Closing balance at March 31	(4,127)	(2,062)
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

NOTE 19    Other current receivables

(EUR thousand)	As of March 31
Other current receivables	2024	2023
Input VAT	11,017	11,434
Payment solutions receivables	20,760	10,327
Advances and deposits	7,861	3,903
Withholding taxes	1,980	3,064
Government grants	1,290	1,260
Derivative financial instruments	1,684	107
Other current receivables	4,322	1,274
Total	48,914	31,369
Payment solutions receivables include acquirer settlements (financial institutions that process credit or debit card payments on behalf of a merchant) for which cash was not yet received at year end; the balance increased mainly due to the fact that March 31, 2024 was a Sunday, whereas March 31, 2023 was a Friday.
The derivative financial instruments represents the fair value as of March 31, 2024 of the Interest Rate Swap entered by the Group during the financial year ended March 31, 2024 and aimed to reduce the Group’s exposure to the risks posed by interest rate volatility.

NOTE 20    Prepaid expenses

(EUR thousand)	As of March 31
Prepaid expenses	2024	2023
Office and IT-related	4,434	3,217
Contracts with customers	339	949
Insurance	388	368
Other	1,601	1,052
Total	6,762	5,586

NOTE 21    Cash and cash equivalents
Cash and cash equivalents consist of cash and bank accounts and are payable on demand. The bank accounts earn interest at various rates which differ by account.

(EUR thousand)	As of March 31
Cash and cash equivalents	2024	2023
Cash and bank balances	87,341	128,531
Deposits	121	112,015
Total	87,462	240,546
The fair value of cash and cash equivalents approximates its carrying value due to its short term nature.
In relation to pledges of cash-on-hand, as these are solely related to the SFA, please refer to Note 26.

NOTE 22    Issued capital and reserves
Number of shares authorized and issued

For the financial year ended March 31, 2024
	Number of shares
	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of April 1, 2023	201,226,883	17,684,377	21,176,470	240,087,730
Issuance of share capital Global Blue Group Holding A.G.	9,090,909	—	—	9,090,909
Issuance of preference shares B to CK Opportunities Wolverine Sarl (Dividend)	—	—	847,059	847,059
Closing balance as of March 31, 2024	210,317,792	17,684,377	22,023,529	250,025,698

During the financial year ended March 31, 2024, 9,090,909 ordinary shares were issued in the Company based on the investment agreement with Tencent Mobility Limited (“Tencent”). Tencent subscribed for and purchased the aforementioned shares for EUR45.7 million (USD50.0 million). The transaction costs and stamp duties amounting to EUR3.6 million were deducted from other reserves in equity.
During the financial year ended March 31, 2024, 847,059 series B preference shares, convertible into common shares, were issued by the Company and transferred to CK Opportunities Wolverine Sarl (“Certares”), in relation to the dividend-in-kind approved by the Company’s September 14, 2023 shareholders meeting.

For the financial year ended March 31, 2023
	Number of shares
	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of April 1, 2022	192,534,962	17,788,512	—	210,323,474
Issuance of share capital Global Blue Group Holding A.G.	8,587,786	—	21,176,470	29,764,256
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	—	104,135
Cancellation of preference shares by Global Blue Group Holding A.G.	—	(104,135)	—	(104,135)
Closing balance as of March 31, 2023	201,226,883	17,684,377	21,176,470	240,087,730
During the financial year ended March 31, 2023, 8,587,786 ordinary shares and 21,176,470 series B preference shares, convertible into ordinary shares, were issued in the parent company based on the investment agreement with Certares. Certares subscribed for and received the aforementioned issued shares for EUR215.2 million (USD225.0 million). The transaction costs and stamp duties amounting to EUR4.9 million were deducted from other reserves in equity.
During the financial year ended March 31, 2023, 104,135 ordinary shares were issued in the parent company and held in the custody of Global Blue Group II GmbH; and 104,135 series A preference shares were cancelled in the parent company and the reduction amount was allocated to the share premium.

For the financial year ended March 31, 2022
	Number of shares
	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2021	187,534,962	23,717,989	211,252,951
Issuance of treasury shares by Global Blue Group Holding A.G.	5,000,000	—	5,000,000
Cancellation of preference shares by Global Blue Group Holding A.G.	—	(5,929,477)	(5,929,477)
Closing balance as of March 31, 2022	192,534,962	17,788,512	210,323,474
During the financial year ended March 31, 2022, 5,000,000 ordinary shares were issued in the parent company and held as treasury shares by Global Blue Group II GmbH solely to be issued to management in connection with the approved Management Incentive Plans; and 5,929,477 series A preference shares were cancelled in the parent company and the reduction amount was allocated to the share premium.

Treasury shares

For the financial year ended March 31, 2024

Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2023	11,371,136	236	11,371,372	(114)	(3)	(117)
Vested RSA shares	(628,045)	—	(628,045)	6	—	6
Closing balance as of March 31, 2024	10,743,091	236	10,743,327	(108)	(3)	(111)
During the financial year ended March 31, 2024, within the framework of the Company’s Management Incentive Plan, and more specifically under the Restricted Share Award program, 628,045 ordinary shares vested and were transferred to the corresponding employees. The shares were transferred out of the treasury shares held in custody of Global Blue Group II GmbH.

For the financial year ended March 31, 2023

Treasury shares	Number of shares				Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2022	12,995,018	104,371	13,099,389	(9,297)	(882)	(10,179)
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	104,135	(1)	—	(1)
Acquisition of treasury shares as at Vested RSA shares	(538,044)	—	(538,044)	5	—	5
Acquisition of treasury shares as at Allocation of treasury shares to shareholders by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.)	(1,189,977)	—	(1,189,977)	9,179	—	9,179
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	(104,135)	(104,135)	—	879	879
Acquisition of treasury shares	4	—	4	—	—	—
Closing balance as of March 31, 2023	11,371,136	236	11,371,372	(114)	(3)	(117)
During the financial year ended March 31, 2023, 104,135 ordinary shares were issued in the parent company and held initially in the custody of Global Blue Group II GmbH; and 538,044 ordinary shares vested and were transferred to the employees under the Company’s Restricted Share Award program. The shares were transferred out of the treasury shares held in custody of Global Blue Group II GmbH.

During the financial year ended March 31, 2023 1,189,977 ordinary shares were allocated by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) to other employees, ex-employees and members of management; and 104,135 preference A shares were cancelled in the Company and the reduction amount was allocated to the general reserve

For the financial year ended March 31, 2022

Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
Conversion of shares	34,711	(34,711)	—	(366)	366	—
Acquisition of treasury shares	5,001,217	236	5,001,453	(55)	(2)	(57)
Vested RSA shares March 2022	(92,479)	—	(92,479)	1	—	1
Closing balance as of March 31, 2022	12,995,018	104,371	13,099,389	(9,297)	(882)	(10,179)
During the financial year ended March 31, 2022, 1,217 ordinary and 236 preference shares were acquired from a former board member and held as treasury shares by Global Blue Group II GmbH, while 92,479 ordinary shares vested and were transferred to the employees under the Company’s Restricted Share Award program. The shares were transferred out of the treasury shares held in custody of Global Blue Group II GmbH.

NOTE 23    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2024
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	91,230,811	11,970,487	103,201,298	43.1%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.8%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	22,023,529	31,310,498	13.1%	—
Tencent Mobility Limited	18,181,818	—	18,181,818	7.6%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	8,721,599	774,517	9,496,116	4.0%	516,317
Other Shareholders	22,010,799	—	22,010,799	9.2%	20,969,283
Total excl. instruments held by the Group	199,574,701	39,707,670	239,282,371	100.0%	30,735,950
Treasury shares	10,743,091	236	10,743,327		—
Total incl. instruments held by the Group	210,317,792	39,707,906	250,025,698		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2023
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	47.8%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.7%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	21,176,470	30,463,439	13.3%	—
Ant Group	12,500,000	—	12,500,000	5.5%	—
GB Directors, Executive Management & Other Employees	8,883,950	774,517	9,658,467	4.2%	516,317
Other Shareholders	21,796,402	—	21,796,402	9.5%	20,969,283
Total excl. instruments held by the Group	189,855,747	38,860,611	228,716,358	100.0%	30,735,950
Treasury shares	11,371,136	236	11,371,372		—
Total incl. instruments held by the Group	201,226,883	38,860,847	240,087,730		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2022
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	55.1%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	22.7%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
GB Directors, Executive Management & Other Employees	9,198,164	878,652	10,076,816	5.1%	516,317
Other Shareholders	21,539,634	—	21,539,634	10.9%	20,969,283
Total excl. instruments held by the Group	180,626,224	17,788,276	198,414,500	100.0%	30,735,950
Treasury shares	11,908,738	236	11,908,974		—
Total incl. instruments held by the Group	192,534,962	17,788,512	210,323,474		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes Treasury Shares

Global Blue Group Holding AG, an holding company incorporated in December 2019, became the ultimate parent of the Group as of August 28, 2020, as part of a capital reorganization; during the reorganization additional shares were issued with the increase of the share premium.
Ordinary shares
Holders of ordinary shares are entitled to dividends and are entitled to one vote per share at general meetings of the Company. From the financial year ended March 31, 2026 the preferential dividend will have to be first approved before approval of a dividend for ordinary shares to be granted.

For the financial year ended March 31, 2024, there was no change in the conditions for the ordinary shares; please refer to Note 22 for details.
Preference shares
Preference shares Series A
Holders of these shares are entitled to dividends and are entitled to one vote per share at general meetings of the Company. In addition, the holders are entitled to preferential dividends beginning in the financial year ending March 31, 2026, at a rate of 8% with an increase by 1% each year thereafter.
Given that no preference dividend is owed to Series A holders and no preference dividend has currently been approved by shareholders, no adjustment has been made to basic earnings per share related to the Series A preferred shares.
Based on the terms of the Series A preference shares, management has determined that they should be classified as equity.
Put Option
Preference shares can be exchanged 1:1 for ordinary shares at any time at the shareholder´s election. The exchange will take place no earlier than 25 days, and no later than 65 days after the exercise of the put option.
Call Option
The Company can exercise a call option with 20 days’ notice to exchange the Series A preference shares 1:1 for ordinary shares.
The call option can only be exercised if (i) the 30-day Volume-Weighted Average Price (“VWAP”) of the ordinary shares is at least USD18.00 per share and (ii) no blackout or lockup is in effect.
Redemption
The Company may redeem the Series A preference shares for cash or ordinary shares at the shareholder’s election on or after August 28, 2025 or on a change of control (if earlier).
The redemption right can only be exercised if the 30-day VWAP of the ordinary shares is at least USD10.00 or the value attributable on such change of control is USD10.00.
Liquidation
Each holder of preference shares is entitled to a priority share of the liquidation proceeds up to USD10.00. The remainder is distributed to the holders of the ordinary shares.
For the financial year ended March 31, 2024, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Series A preference shares.
Preference shares Series B
During the financial year ended March 31, 2023, 21,176,470 preference shares Series B (“Series B shares”) were issued based on the investment agreement with CK Opportunities Wolverine Sarl (“Certares”), and these shares have the same voting and other rights as the ordinary shares.
The holders of these shares are entitled to a non-cumulative dividend compounded annually and paid in kind, in the form of newly-issued preference shares in an amount equal to 5% of the number of preference shares, less any converted already and to be cancelled; this dividend is subject to the Board of Directors’ (the “Board”) and shareholders’ approval.

During the financial year ended March 31, 2024, 847,059 Series B shares were issued by the Company and transferred to Certares, in relation to the dividend-in-kind approved by the Company’s September 14, 2023 shareholders meeting.
In addition, the holders of these shares are entitled to the same dividend or distributions as on the ordinary shares, if approved by the general meeting, calculated as if the preferred shares had been converted into ordinary shares.
Based on the terms of the Series B preference shares, management has determined that they should be classified as equity.
Call Option
The Company has the right to exercise entirely at its discretion a call option on or after June 13, 2027. The Company has the discretion to redeem the options in cash or to convert to ordinary shares on a 1:1 ratio.
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
Forced conversion
The Company has the right to acquire all or any portion of the Series B preference shares in exchange for ordinary shares. This can be exercised entirely at the discretion of the Company on or after the June 13, 2023 if the 40 days VWAP of the ordinary shares is at least USD6.80 per share or on a change of control.
Redemption
The Series B preference shares are only redeemable at the Company’s option.
Liquidation
Each holder of Series B preference shares is entitled to receive a liquidation preference dividend equal to the higher of USD8.50 and the amount that such preferred share would have received had it been converted into an ordinary share immediately prior to the liquidation.
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

As of March 31, 2024, 30,735,950 warrants are outstanding; please refer to Note 31 for details of the movement in the number of warrants during the period.
For the financial year ended March 31, 2024, there was no change in the conditions for the Warrants; please refer to Note 4 and Note 31 for details.
The conditions for the Warrants are as listed below:
Public Warrants
Exercisability of Public Warrants
The public warrants became exercisable on September 30, 2020 (30 days after the closing), and expire on August 31, 2025 (the fifth anniversary of the closing).
Exercise Price
The public warrants represent the right to purchase one of the Company’s shares at a price of USD11.50 per share.
Adjustment
The exercise price and the number of the Company’s shares issuable on exercise of the public warrants will be adjusted in certain circumstances, including in the event of a share dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation.
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

Private Warrants
Private-placement warrants have terms and provisions that are identical to those of the public warrants that become the Company Warrants described above, including as to exercise price, exercisability and exercise period, and adjustment. However, the private warrants will not be redeemable and may be exercised on a cashless basis.
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

NOTE 24    Non-controlling interests
Non-controlling interests represent the participating interests of third parties in the Group's equity and are comprised of the following Group entities:

(EUR thousand)	As of March 31
Non-controlling interests	2024	2023	2022
Global Blue TFS Japan Co Ltd	7,397	4,555	3,180
Global Blue Lebanon SAL	(14)	107	299
Global Blue Touristik Hizmetler A.Ş.	964	1,302	713
Bahama’s VAT Refund Ltd	76	—	—
Global Blue Russia AO	—	—	1,153
Global Blue Russia Holdings B.V.	—	—	349
Global Blue Pazarlama Destek ve Teknoloji Hizmetleri A.S	(16)	6	38
Total Non-controlling interests	8,407	5,970	5,732
Summarized financial information on subsidiaries with material non-controlling interest
Set out below is the summarized financial information for each subsidiary that has a non-controlling interest that is deemed material for the Group.

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.		Global Blue Turistik Hizmetler A.Ş.
	As of March 31
	2024	2023	2024	2023
Current
Assets	52,936	16,327	4,718	5,493
Liabilities	40,863	17,976	4,135	4,221
Total current net assets / (liabilities)	12,073	(1,649)	583	1,272
Non- current
Assets	3,196	10,951	1,089	1,329
Liabilities	11	13	521	600
Total non-current net assets	3,185	10,938	568	729
Net assets	15,258	9,289	1,151	2,001

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.			Global Blue Turistik Hizmetler A.Ş.
	For the financial year ended March 31
	2024	2023	2022	2024	2023	2022
Revenue	25,665	10,076	3,384	4,972	5,351	3,452
Profit / (loss) for the year	12,410	3,249	(1,320)	2,463	3,093	2,067

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.			Global Blue Turistik Hizmetler A.Ş.
	For the financial year ended March 31
	2024	2023	2022	2024	2023	2022
Net increase / (decrease) in cash and cash equivalents	4,580	7,954	(23)	(700)	420	721

NOTE 25    Share-based payment transactions

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
On June 25, 2019, 0.5 million share options with an exercise price of USD10.59, were granted to employees of the Group, 50 percent with the vesting date being June 25, 2022 and 50 percent with the vesting date being June 25, 2024 (“SOP 2019”).
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

On September 14, 2022, the Nomination and Compensation Committee of the Board of Directors (the “NCC”) approved the second amendment of the CEO’s employment agreement dated August 31, 2020, as amended on February 24, 2022, making certain amendments to the CEO’s share-based compensation (“SOP 2020 CEO MOD”).
The strike price of the existing SOP 2020 grant has been adjusted as set forth below, while all the other terms of the SOP 2020 remained unaffected.

SOP 2020 CEO MOD - Number of shares (thousand)
Original Option Strike Price		New Option Strike Price		Vesting date				Total
				15/02/2022	15/08/2022	15/08/2023	15/08/2024
US$	8.50	US$	6.42	335	112	223	223	893
US$	10.50	US$	8.42	284	95	189	189	757
US$	12.50	US$	10.42	232	77	155	155	619
US$	14.50	US$	12.42	180	60	120	120	480
Total				1,031	344	687	687	2,749
On February 22, 2024, the NCC approved to offer the opportunity to SOP holders to exchange and replace their awards granted under the SOP 2019, SOP 2020 and SOP 2020 CEO MOD with stock options having the main terms modified as follows, with all other terms remaining unaffected.
SOP 2019 Replacement
•the granted options vest over two tranches on June 25, 2022 and June 25, 2025;
•the option strike price is USD7.50;
•the granted options cannot be exercised after June 25, 2028;
•the number of options granted is reduced by 29.2%.
The number of SOPs with the modified terms accepted by award holders amounts to 0.3 million, 50 percent with the vesting date June 25, 2022 and 50 percent with the vesting date June 25, 2025 (“SOP 2019 MOD”).
SOP 2020 & SOP 2020 CEO MOD Replacement
•the granted options vest over four tranches on February 15, 2022, August 15, 2022, August 15, 2023 and August 15, 2025;
•the option strike prices are USD6.00, USD7.50, USD9.00 and USD10.50;
•the granted options cannot be exercised after November 12, 2028;
•the number of options granted is reduced by a percentage ranging from 27.6% to 29.4%, according to the decrease of the exercise price of each vesting tranche.
The number of SOPs with the modified terms accepted by award holders is as follows (“SOP 2020 MOD”).

SOP 2020 MOD - Number of shares (thousand)
Option Strike Price		Vesting date				Total
		15/02/2022	15/08/2022	15/08/2023	15/08/2025
US$	6.00	716	225	450	450	1,842
US$	7.50	597	188	375	375	1,535
US$	9.00	485	152	304	304	1,245
US$	10.50	375	118	235	235	962
Total		2,173	683	1,365	1,363	5,584

The above amendment of the terms of SOP plans have been considered as replacing the previous ones and therefore the modification accounting under IFRS 2 has been applied. The incremental fair value of the modified SOPs granted and vested concurrently has been recognized as an expense at the date of modification.
The incremental fair value of the modified SOP plans amounts to EUR1.7 million, out of which EUR1.3 million has been recognized as expense in the financial year ended March 31, 2024 and EUR0.4 million will be recognized as expense in future periods.
The incremental fair value of the modified SOP plans was calculated using the Black-Scholes model, with the following inputs as of the modification date.

SOP 2019 MOD	Before modification		After modification
Vesting date	25/6/2022	25/6/2024	25/6/2022	25/6/2025
Share price at mod. date (USD)	4.64	4.64	4.64	4.64
Exercise price (USD)	10.59	10.59	7.50	7.50
Expected volatility	29.00%	30.00%	31.00%	31.00%
Risk free interest rate	4.70%	4.70%	4.60%	4.40%
Fair value at mod. date (USD)	0.02	0.03	0.29	0.42

SOP 2020 MOD	Before modification
Vesting date	15/2/2022	15/8/2022	15/8/2023	15/8/2024
Share price at mod. date (USD)	4.64	4.64	4.64	4.64
Expected volatility	28.00%	28.00%	28.00%	29.00%
Risk free interest rate	4.90%	4.90%	4.90%	4.80%

Exercise price (USD)	8.50	8.50	8.50	8.50
Fair value at mod. date (USD)	0.04	0.04	0.04	0.07

Exercise price (USD)	10.50	10.50	10.50	10.50
Fair value at mod. date (USD)	0.01	0.01	0.01	0.02

Exercise price (USD)	12.50	12.50	12.50	12.50
Fair value at mod. date (USD)	0.00	0.00	0.00	0.00

Exercise price (USD)	14.50	14.50	14.50	14.50
Fair value at mod. date (USD)	0.00	0.00	0.00	0.00

Exercise price (USD)	6.42	6.42	6.42	6.42
Fair value at mod. date (USD)	0.21	0.21	0.21	0.27

Exercise price (USD)	8.42	8.42	8.42	8.42
Fair value at mod. date (USD)	0.05	0.05	0.05	0.07

Exercise price (USD)	10.42	10.42	10.42	10.42
Fair value at mod. date (USD)	0.01	0.01	0.01	0.02

Exercise price (USD)	12.42	12.42	12.42	12.42
Fair value at mod. date (USD)	0.00	0.00	0.00	0.00

SOP 2020 MOD	After modification
Vesting date	15/2/2022	15/8/2022	15/8/2023	15/8/2025
Share price at mod. date (USD)	4.64	4.64	4.64	4.64
Expected volatility	32.00%	32.00%	32.00%	31.00%
Risk free interest rate	4.50%	4.50%	4.50%	4.40%

Exercise price (USD)	6.00	6.00	6.00	6.00
Fair value at mod. date (USD)	0.63	0.63	0.63	0.77

Exercise price (USD)	7.50	7.50	7.50	7.50
Fair value at mod. date (USD)	0.33	0.33	0.33	0.45

Exercise price (USD)	9.00	9.00	9.00	9.00
Fair value at mod. date (USD)	0.18	0.18	0.18	0.27

Exercise price (USD)	10.50	10.50	10.50	10.50
Fair value at mod. date (USD)	0.10	0.10	0.10	0.16
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
Reconciliation of the outstanding SOPs
The following table shows the SOPs granted and outstanding at the beginning and end of the reporting periods:

	For the financial year ended March 31
	2024		2023		2022
	Average exercise price per share option (USD)	Number of options (thousands)	Average exercise price per share option (USD)	Number of options (thousands)	Average exercise price per share option (USD)	Number of options (thousands)
As of April 1	11.42	7,952	11.42	7,980	11.40	8,457
Granted during the period	—	—	—	—	—	—
Replaced during the period	10.20	(1,680)	—	—	—	—
Forfeited during the period	10.90	(28)	11.50	(28)	10.98	(477)
As of March 31	8.00	6,244	11.42	7,952	11.42	7,980
Vested and exercisable of March 31	8.00	4,657	11.42	4,072	11.01	2,925
No options expired during the periods presented above.
Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Share options outstanding (thousands)			For the financial year ended March 31
Grant / modification date	Expiry date	Exercise price (USD)	2024	2023	2022
June 25, 2019	June 25, 2027	10.59	38	461	461
March 4, 2024	June 25, 2028	7.50	293	—	—
October 23, 2020	November 12, 2026	8.50	107	1,540	2,443
October 23, 2020	November 12, 2026	10.50	90	1,304	2,068
October 23, 2020	November 12, 2026	12.50	74	1,067	1,692
October 23, 2020	November 12, 2026	14.50	58	830	1,316
October 23, 2020	November 12, 2026	6.42	—	894	—
October 23, 2020	November 12, 2026	8.42	—	756	—
October 23, 2020	November 12, 2026	10.42	—	619	—
October 23, 2020	November 12, 2026	12.42	—	481	—
March 4, 2024	November 12, 2028	6.00	1,841	—	—
March 4, 2024	November 12, 2028	7.50	1,535	—	—
March 4, 2024	November 12, 2028	9.00	1,245	—	—
March 4, 2024	November 12, 2028	10.50	963	—	—
Total			6,244	7,952	7,980
Weighted average remaining contractual life of options outstanding at the end of the period			4.76	3.15	3.15

Share options outstanding (thousands)			For the financial year ended March 31
Plan	Expiry date	Exercise price - range (USD)	2024	2023	2022
SOP 2019	June 25, 2027	10.59	38	461	461
SOP 2019 MOD	June 25, 2028	7.50	293	—	—
SOP 2020	November 12, 2026	8.50 - 14.50	329	4,741	7,519
SOP 2020 MOD CEO	November 12, 2026	6.42 - 12.42	—	2,750	—
SOP 2020 MOD	November 12, 2028	6.00 - 10.50	5,584	—	—
Total			6,244	7,952	7,980
Weighted average remaining contractual life of options outstanding at the end of the period			4.76	3.15	3.15
Equity settled restricted share grants - RSA
Under these plans, participants are granted Company’s ordinary shares if they remain in the employment of the Group (the service condition), and certain market and non-market conditions are met:
•market performance conditions: increase of the absolute total shareholder return and benchmarking the total shareholder return to the MSCI ASWI All Country index
•non-market performance condition: measured by adjusted net income compound annual growth rate (CAGR) .
The shares are issued at the grant date and held as treasury shares until the vesting.
RSA 2023
On August 25, 2023, under the MIP, the Board approved the grant of 258,570 RSAs to the CEO and 774,250 RSAs to other employees.
Under this grant, participants are granted Company’s ordinary shares if they remain in the employment of the Group, and the same market and non-market conditions as above, are met.
As for the vesting period, 50% RSAs granted to the CEO vest on August 29, 2024 and 50% on August 29, 2025, while 25% of the RSAs granted to other employees vest on August 29, 2024, 25% on August 29, 2025, 25% on August 29, 2026 and 25% on August 29, 2027.
The plan is equity-settled in accordance with IFRS 2. The estimated fair value is calculated based on the share price as at grant date, adjusted using the probability of achievement of the market-based performance conditions. The estimated fair value is based on the assumption that the service condition and non-market performance condition will be fully met. The model inputs were the share price at grant date and the risk free interest rate as stipulated in the table below. No dividend payments were considered in the fair value.

	RSA 2023				RSA 2023 CEO
Grant date	1/9/2023	1/9/2023	1/9/2023	1/9/2023	25/8/2023	25/8/2023
Vesting date	29/8/2024	29/8/2025	29/8/2026	29/8/2027	29/8/2024	29/8/2025
Share price at grant date (USD)	5.63	5.63	5.63	5.63	5.76	5.76
Expected volatility	27.0%	44.0%	55.0%	72.0%	27.0%	44.0%
Risk free interest rate	5.6%	5.1%	4.8%	4.6%	5.6%	5.1%
Fair value per share (USD)	4.21	4.08	3.95	3.82	4.30	4.18

In addition to the above plan, on September 5, 2023, 29,820 RSAs were granted to the Company’s non-executive directors; according to this plan, award holders are granted the Company’s ordinary shares if they remain in the employment of the Company and, as of the vesting period, 33.3% RSAs vest on August 29, 2024, 33.3% on August 29, 2025 and 33.4% on August 29, 2026. The Group assessed the plan to be equity-settled in accordance with IFRS 2.
Reconciliation of the outstanding RSA shares
The following table shows the RSAs granted and outstanding at the beginning and end of each reporting period:

Number of shares (thousands)	For the financial year ended March 31
	2024	2023	2022
As of April 1	2,006	1,675	475
Granted during the year	1,064	962	1,426
Vested during the year	(970)	(539)	(92)
Forfeited during the year	(149)	(92)	(134)
As of March 31	1,951	2,006	1,675
Weighted average fair value (USD)	4.26	5.18	6.62
Expenses amounting to EUR6.2 million (EUR7.6 million for the financial year ended March 31, 2023, EUR6.4 million for the financial year ended March 31, 2022) related to the above-mentioned SOP and RSA plans, were recorded during the period with a corresponding increase in equity; all of these plans are equity-settled in accordance with IFRS 2.
ShipUp - Cash-settled shared-based payment transactions
As part of the ShipUp acquisition, during the financial year ended March 31, 2023 Global Blue and the minority shareholders entered into a put and call agreement which gives each minority shareholder the right to sell and Global Blue the right to acquire all the shares in ShipUp held at the time by the minority shareholders.
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
The award entitlement is earned by the minority shareholders through their remaining involvement in ShipUp as managers until April 2027. Under this plan, participants are entitled to exercise the put option up to 50% of their current shares after December 31, 2024, up to 75% after December 31, 2025 and up to 100% after December 31, 2026 and therefore such dates were considered as the vesting dates.
During the financial year ended March 31, 2024, following the forfeitures of all minority shareholders, the liability of EUR2.1 million accrued as of March 31, 2023 was fully reversed in the income statement.

Number of shares (million)	For the financial year ended March 31
	2024	2023
As of April 1	452	—
Granted during the year	—	452
Vested during the year	—	—
Forfeited during the year	(452)	—
As of March 31	—	452
Weighted average fair value (EUR)	—	0.13
Weighted average remaining contractual life of options outstanding at the end of the period (years)	0	2.5

NOTE 26    Loans and borrowings

(EUR thousand)	As of March 31
Interest-bearing loans and borrowings from credit institutions	2024	2023
Long-term financing - Senior debt facility	—	630,000
Capitalized financing fees - Senior debt facility	—	(4,704)
Long-term financing - Term loan facility	610,000	—
Capitalized financing fees - Term loan facility	(23,849)	—
Revolving Credit Facility (RCF)	—	99,000
Supplemental Liquidity Facility (SLF)	—	61,324
Other bank loans	2,716	3,216
Total	588,867	788,836
Current portion	889	61,945
Non-current portion	587,978	726,891
Total	588,867	788,836

As of March 31, 2024 the fair value of the Term Loan facility amounts to EUR601.4 million, while the fair value of other bank loans is not materially different to their carrying amounts, since their interest payable approximates the current market rates.
On November 24, 2023, the Group entered into a new Senior Facilities Agreement ("SFA"), with a maturity date of December 5, 2030, which comprises of a term loan of EUR610.0 million (the “Senior Secured Term Loan” or “SSTL”), fully drawn on December 5, 2023, and a revolving credit facility of EUR97.5 million (the “Senior Secured Revolver Facility” or “SSRF”), which remains undrawn as of March 31, 2024. The proceeds from the term loan under the SFA, along with existing cash reserves, were used to fully repay the term loan of EUR630.0 million and amounts outstanding under the RCF of EUR99.0 million.
In addition, EUR24.9 million of debt costs, including the original issue discount, consultancy, agency and other financing-related fees, were recognized related to the SFA.

The residual unamortized debt costs related to the old “SFA”, amounting to EUR3.4 million, were fully written off within the operating expenses in the income statement upon extinguishment on December 5, 2023.
The interest conditions of the SSTL and SSRF are set as the Euribor of the period with a floor of 0.00% plus a margin. The respective margins are dependent on the Net Leverage Ratio, which is calculated based on the annual financial statements of Global Blue Acquisition BV, as per the below table:

Net Leverage Ratio	Margin
SSTL
> 3.30x	5.00%
≤ 3.30x > 2.80x	4.75%
≤ 2.80x	4.50%

SSRF
> 3.85x	4.50%
≤ 3.85x > 3.60x	4.25%
≤ 3.60x > 3.35x	4.00%
≤ 3.35x > 3.10x	3.75%
≤ 3.10x	3.50%
≤ 3.35x > 3.10x	3.75%
≤ 3.10x	3.50%
On December 5, 2023, the applicable margin on the SSTL is 5.0%.
The financial covenant associated with the SFA is based on a predetermined Net Leverage level and is being tested quarterly. The first test date will be as of December 31, 2024 (“December 2024 Test”), and the Group will be required to have a Net Leverage Ratio, defined as the ratio of the outstanding indebtedness to the Group consolidated EBITDA for the twelve months ending December 31, 2024 lower than 8x, provided that the outstanding revolving credit facility loan less the Group aggregate cash is greater than 40% of EUR97.5 million.
Based on the financial projections and forecasted liquidity of the Group, Global Blue anticipates that it will be in compliance with the December 2024 Test.
Security
First-ranking security has been provided in favor of the lenders under the SFA. This security includes pledges on the assets of material subsidiaries of the Group at the time of the conclusion of the transaction to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.
Security in place as of March 31, 2023 and related to the extinguished loan agreements was fully released upon extinguishment in December 2023.

(EUR thousand)	As of March 31
Security	2024	2023
Pledge of shares of consolidated companies	29,243	148,137
Pledge of receivables	36,775	46,321
Pledge of cash and cash equivalents	2,471	11,470
Supplemental Liquidity Facility (“SLF”)
In connection with the closing of the merger and listing, certain pre-transaction shareholders put in place a USD75.0 million (EUR70.1 million) SLF with a 2.75% fixed interest rate repayable in full the latest as of February

28, 2024. On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million), which was soon followed by a second withdrawal of USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. On December 15, 2023, the Company fully repaid the SLF.
Other bank loans
With the acquisition of ShipUp that took place during the financial year ended March 31, 2023 the Group acquired a number of bank loans whose total outstanding balance was EUR2.7 million as of March 31, 2024 (EUR3.2 million as of March 31, 2023), of which EUR0.9 million of a short-term nature (EUR0.6 million as of March 31, 2023).
Bank overdrafts
Local credit facilities are available in certain jurisdictions and the facilities as of March 31, 2024 are limited to EUR3.5 million (EUR11.6 million as of March 31, 2023). None of these local overdraft facilities were drawn as of March 31, 2024 and as of March 31, 2023.

NOTE 27    Other non-current financial liabilities

(EUR thousand)		As of March 31
Other non-current financial liabilities	Note	2024	2023
Put options related to acquisitions		1,830	3,596
Liabilities related to share-based payment transactions	25	188	2,373
Lease liabilities non-current	13	14,774	10,243
Other non-current liabilities	17	2,512	2,599
Total		19,304	18,811
The other non-current liabilities relate to a pension liability plan in Sweden and the corresponding revaluation; for further details please refer to Note 17.
Put options related to acquisitions

(EUR thousand)		For the financial year ended March 31
Put options related to acquisitions	Note	2024	2023
Opening balance as of April 1		4,390	15,419
Changes in fair value recognized in income statement		1,210	(10,472)
Exercise of options	31	(2,422)	—
Exchange differences		131	(557)
Closing balance as of March 31		3,309	4,390
Non-current portion		1,830	3,596
Current portion	31	1,479	794
As of March 31, 2024 the put options comprise of EUR1.5 million and EUR1.8 million related to the acquisitions of ZigZag and Yocuda respectively.

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

NOTE 28    Deferred income tax assets and liabilities

(EUR thousand)	For the financial year ended March 31
Net movement of deferred tax assets/(liabilities)	2024	2023
Opening balance as of April 1	27,147	26,398
Acquisition of subsidiaries	—	(1,834)
Disposal of subsidiaries	—	(128)
Recognized in income statement	(287)	3,846
Recognized in other comprehensive income	350	(95)
Other	2,454	—
Exchange differences	(1,819)	(1,040)
Closing balance as of March 31	27,845	27,147
The amounts of deferred tax recognized in the consolidated statement of financial position comprise the following deferred tax assets / (liabilities):

(EUR thousand)	As of March 31
	2024		2023
Deferred tax balances	Assets	Liabilities	Assets	Liabilities
Balances with movements recognized in income statement
Trade receivables	15	(490)	72	(18)
Property, plant and equipment	118	(723)	317	(819)
Intangible assets	256	(4,002)	272	(8,377)
Current liabilities	6,395	(295)	4,747	(14)
Loans and borrowings	1,162	(337)	911	—
Other items	1,124	(515)	786	(31)
Deferred tax on tax credits	3,991	—	1,569	—
Tax value of loss carry-forwards recognized	21,311	—	28,249	—

Balances with movements recognized in other comprehensive income
Retirement benefit obligations	—	(168)	—	(336)
Other investments at FVOCI	—	1	—	(181)

Offsetting	(1,284)	1,286	(2,113)	2,113
Total	33,088	(5,243)	34,810	(7,663)

(EUR thousand)	As of March 31
Deferred tax recoverability	2024	2023

Deferred tax assets to be recovered within 12 months	3,640	1,697
Deferred tax assets to be recovered after more than 12 months	29,448	33,113
Deferred tax assets	33,088	34,810

Deferred tax liabilities to be recovered within 12 months	(1,938)	(760)
Deferred tax liabilities to be recovered after more than 12 months	(3,305)	(6,903)
Deferred tax liabilities	(5,243)	(7,663)
As of March 31, 2024, deferred tax assets include EUR20.1 million (EUR25.8 million as of March 31, 2023) relating to tax losses carried-forward from the Australian, German, Spanish, Swiss and Japanese subsidiaries, all of which, from a revenue and profit-generating perspective, are operating in key markets of the Group. These losses were mainly incurred over the COVID-19 pandemic period, which caused a significant reduction in revenues. Based on the latest 4-year forecast, these entities are expected to generate sufficient taxable profits against which the incurred losses can be offset; therefore, the Group has concluded that the deferred tax assets will be recoverable. The losses can be carried forward indefinitely with the exception of Switzerland and Japan, where the losses are expected to expire after 7 years and 10 years respectively.
Out of the EUR445.2 million total tax losses carried forward (EUR458.2 million as of March 31, 2023), for a portion of EUR129.0 million a deferred tax asset has been recognized (EUR164.0 million as of March 31, 2023), while for a portion of EUR316.2 million (EUR294.2 million as of March 31, 2023) no deferred tax asset has been recognized as it is not probable that future taxable profits, which the Group can utilize the benefits from, will be available. The unused tax losses were mainly incurred in holding entities which are not likely to generate taxable income in the foreseeable future. The vast majority of the tax losses carried forward, for which no deferred tax has been recognized, either expires after 5 years or has no expiration date, as illustrated in the below expiry date schedule:

(EUR thousand)	As of March 31
Deferred tax assets have not been recognized in respect of the following tax losses:	2024	2023
Expiry within 1 year	—	394
Expiry 1-2 years	320	292
Expiry 2-5 years	3,218	36
Expiry after 5 years	84,443	71,432
No expiration	228,248	222,056
Total	316,229	294,210
Furthermore, as of March 31, 2024 with respect to interest carry-forwards amounting to EUR287.1 million (March 31, 2023 EUR260.1 million) mainly related to Germany, the UK and the Netherlands, no deferred tax asset have been recognized. A deferred tax asset on a deductible temporary difference of EUR302.7 million (March 31, 2023 EUR302.7 million) related to a step up for tax purposes in Switzerland, which expires within five years, has not been recognized.

NOTE 29    Employee benefit obligations
The Group provides its employees defined benefit pension plans (funded) and other post-employment benefits (unfunded). The employee benefits plans are accounted for in accordance with the IAS 19.
Commitments regarding retirement pension and family pension for employees in Switzerland are secured externally through a defined benefit plan and accounted for accordingly. For employees in Austria, Korea, Italy, Turkey, Spain, Japan and Lebanon, the commitment relates to severance benefits, and in Slovakia, and France relates to indemnity benefits, as governed by local law. For employees in Australia, the commitment relates to a long-service leave plan, as governed by local law.

(EUR thousand)	As of March 31
	2024	2023
Balance sheet obligations for:
Defined benefit pension plan (Funded)	1,473	847
Post-employment benefit (Unfunded)	3,114	2,480
Leave Obligation	588	468
Total employee benefit obligations	5,175	3,795

(a) Defined benefit pension plan and post-employment benefits

(EUR thousand)	For the financial year ended March 31
	2024	2023
Present value of funded obligations	(13,471)	(10,925)
Fair value of plan assets	11,998	10,078
Deficit of funded plans	(1,473)	(847)
Present value of unfunded obligations	(3,114)	(2,480)
Net benefit liability	(4,587)	(3,327)
The amounts recognized in the consolidated income statement, and statement of comprehensive income for service cost and interest cost are as follows:

(EUR thousand)	For the financial year ended March 31
	2024	2023	2022
Income statement (credit) / charge for:
Service cost	1,251	1,607	1,560
Interest cost	95	74	49
Total Income statement charge	1,346	1,681	1,609
Other comprehensive income / (loss):
Remeasurement of post-employment benefit obligations	993	(1,435)	(3,826)
The tables below reconcile the net obligation in respect of the Group’s pension plans and other post-employment benefits with the amounts recognized in the consolidated financial statements.

(EUR thousand)	For the financial year ended March 31
Changes in the present value of defined benefit obligation	2024	2023
Defined benefit obligation as of April 1	13,405	13,363
Current service cost	1,169	1,088
Interest expense	296	182
Contributions by employees	449	492
(Gain)/loss from change in financial assumptions	898	(1,593)
Experience loss	644	131
Past service cost	82	519
Benefits paid	(404)	(1,002)
Exchange differences	46	225
Defined benefit obligation as of March 31	16,585	13,405

(EUR thousand)	For the financial year ended March 31
Changes in the fair value of plan assets	2024	2023
Opening balance fair value of plan assets	10,078	9,173
Interest income	201	108
Return / (loss) on plan assets (excluding amounts included in net interest costs)	548	(27)
Contributions by employer	723	687
Contributions by employees	449	492
Benefits paid	(199)	(673)
Exchange differences	198	318
Closing balance fair value of plan assets	11,998	10,078

(EUR thousand)	For the financial year ended March 31
Amounts recognized in the income statement	2024	2023	2022
Current service cost	1,169	1,088	2,152
Interest cost	95	74	49
Past service cost/(gain)	82	519	(373)
Gain on curtailments and settlements	—	—	(219)
Unrealized FX impact	152	(93)	(211)
Total net periodic cost	1,498	1,588	1,398
The expected charge to the income statement relating to defined benefit pension plans and other post-employment benefits for the financial year ending March 31, 2025 amounts to EUR1.8 million (EUR1.2 million for the financial year ended March 31, 2024).
Actuarial valuations of the Group’s benefit obligations were computed with assistance from external actuaries as of March 31, 2024 and as of March 31, 2023; these calculations were based on the following financial and demographic assumptions:

(%)
As of March 31, 2024
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain	Lebanon
Discount rate	3.25%	1.50%	3.50%	3.25%	4.25%	25.00%	0.75%	3.50%	3.25%	25.00%
Inflation rate	—	1.25%	—	2.50%	—	—	—	—	—	—
Future salary increases	4.00%	1.50%	3.00%	—	3.00%	25.00%	3.50%	9.50%	2.50%	25.00%

(%)
As of March 31, 2023
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate	3.50%	1.90%	3.50%	3.50%	4.70%	9.50%	0.80%	3.50%	3.50%
Inflation rate	—	1.25%	—	2.50%	—	—	—	—	—
Future salary increases	4.00%	1.50%	3.00%	—	3.00%	10.00%	3.50%	9.50%	2.50%
Assumptions regarding future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory. Mortality assumptions for the Group´s most significant country, Switzerland, are based on the mortality table BVG 2020 GT as of financial years ended March 31, 2024 and 2023 for future and current retirees.

(Retirement age)
As of March 31, 2024
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain	Lebanon
Retirement age:
- Male	62	65	Individual	67	60	Individual	65	Individual	67	64
- Female	62	64	Individual	67	60	Individual	65	Individual	67	64

(Retirement age)
As of March 31, 2023
	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Retirement age:
- Male	62	65	Individual	67	60	Individual	65	Individual	67
- Female	62	64	Individual	67	60	Individual	65	Individual	67

Maturity profile of the post-employment benefit plan	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain	Lebanon
Duration in years	9.41	16.29	13.85	9.04	10.74	11.95	6.77	21.88	13.81	11.21
Expected contributions as of March 31, 2024 in EUR thousands	—	802	—	—	—	—	—	—	—	15

Maturity profile of the post-employment benefit plan	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Duration in years	10.52	15.94	14.19	8.86	11.16	13.94	7.72	22.66	10.83
The table below shows the fair value of plan assets relating to the Group’s defined benefit pension plans, split by asset category:

(EUR thousands)	As of March 31
	2024		2023
Plan assets are comprised as follows:	Value	%	Value	%
Equity instruments	3,965	33.0%	3,578	35.5%
Euroland bonds	3,478	29.0%	3,182	31.6%
Hold to maturity bonds	374	3.1%	341	3.4%
Property	3,270	27.3%	2,290	22.7%
Other assets	473	3.9%	396	3.9%
Alternative investments	438	3.7%	291	2.9%
Insurance contracts	—	0.0%	—	0%
Total	11,998	100%	10,078	100%
The pension plans in Switzerland are the only funded plans in the Group.

(EUR thousand)	As of March 31
Position of the post-employment benefit plan	2024	2023
Present value of defined benefit obligation	(16,585)	(13,405)
Fair value of plan assets	11,998	10,078
Deficit in the plan	(4,587)	(3,327)
Experience adjustments on defined benefit obligation	(644)	(131)
For the financial year ended March 31, 2024 the employer contributions to post-employment benefit plans amounted to EUR0.7 million (EUR0.7 million for the financial year ended March 31, 2023).
The tables below summarize the percentage change in the net defined benefit obligation as of March 31, as a result of sensitizing each of the metrics (discount rate, salary growth rate, and actuarial basis (mortality)) on a country-level:

(%)
As of March 31, 2024
Sensitivity analysis	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain	Lebanon
Discount rate - decrease by 0.5%	+4.7%	+8.6%	+7.0%	+4.5%	+5.4%	+5.6%	+3.4%	+11.3%	+7.0%	+9.5%
Discount rate - increase by 0.5%	-4.4%	-7.5%	-6.4%	-4.2%	-4.9%	-5.1%	-3.3%	-9.9%	-6.4%	-8.5%
Salary growth rate - decrease by 0.5%	-4.4%	-0.5%	-6.5%	-4.0%	-4.9%	-5.1%	-3.2%	-9.5%	-6.4%	-4.4%
Salary growth rate - increase by 0.5%	+4.6%	+0.5%	+7.0%	+4.3%	+5.3%	+5.5%	+3.3%	+10.5%	+7.0%	+4.6%
Actuarial basis (mortality) (10.0)%	—	+1.0%	—	—	—	—	—	—	—	—
Actuarial basis (mortality) 10.0%	—	-1.1%	—	—	—	—	—	—	—	—

(%)
As of March 31, 2023
Sensitivity analysis	Austria	Switzerland	France	Italy	Korea	Turkey	Japan	Slovakia	Spain
Discount rate - decrease by 0.5%	+5.2%	+8.3%	+7.2%	+4.4%	+5.6%	+6.7%	+3.9%	+11.6%	+5.4%
Discount rate - increase by 0.5%	-4.9%	-7.3%	-6.6%	-4.1%	-5.1%	-6.1%	-3.70	-10.30	-5.10
Salary growth rate - decrease by 0.5%	-4.9%	-0.4%	-6.6%	-4.0%	-5.1%	-6.0%	-3.60	-9.80	-5.10
Salary growth rate - increase by 0.5%	+5.2%	+0.5%	+7.2%	+4.2%	+5.5%	+6.5%	+3.8%	+10.9%	+5.4%
Actuarial basis (mortality) (10.0)%	—	+0.9%	—	—	—	—	—	—	—
Actuarial basis (mortality) 10.0%	—	-1.0%	—	—	—	—	—	—	—
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

(b) Leave Obligations
The leave obligations cover the group’s liabilities for Australia-based employees’ long-service leaves, which are classified as other long-term benefits.
The amounts recognized in the income statement and the statement of comprehensive income are as follows:

(EUR thousand)	For the financial year ended March 31
Amounts recognized in the income statement	2024	2023	2022
Current service cost	114	50	70
Interest cost on benefit obligation	22	14	11
Total net periodic cost	136	64	81

NOTE 30    Provisions

(EUR thousand)	For the financial year ended March 31
	2024		2023
Provisions	Current	Non-current	Current	Non-current
Legal claims	—	1,084	—	1,062
Social contributions	2,540	—	1,444	—
Other	—	91	—	168
Total	2,540	1,175	1,444	1,230
Provisions primarily relate to a legal claim in Portugal and to non-income tax risks in respect of social contributions in France; the latter is expected to be settled in the next 12 months. Provision charges are recognized within operating expenses and the unwinding of discount within finance costs in the income statement.

(EUR thousand)
Provisions	Legal claims	Social contributions	Other
Opening balance as of April 1, 2023	1,062	1,444	168
Additional provisions	22	1,096	33
Unwinding of discount	—	—	34
Reversals	—	—	(145)
Exchange differences	—	—	1
Closing balance as of March 31, 2024	1,084	2,540	91

NOTE 31    Other current financial liabilities

(EUR thousand)		As of March 31
Other current financial liabilities	Note	2024	2023
Lease liabilities - current	14	8,802	6,984
Put options related to acquisitions	27	1,479	794
Warrants		863	11,449

Other liabilities	27	2,544	—
Total		13,689	19,227
As of March 31, 2024 other liabilities predominantly consist of EUR2.4 million related to the liabilities towards minority shareholders of Yocuda for the acquisition of 50% of their shares pursuant to the exercise of 50% of their put options in March 2024; please refer to Note 27 for further details.
Warrants
The outstanding public and private warrants as of March 31, 2024 amount to 30,735,950 (30,735,950 as of March 31, 2023) with a fair value of EUR0.9 million (EUR11.4 million as of March 31, 2023). There were no warrants exercised during the financial years ended March 31, 2024 and March 31, 2023.
The Group has employed a Black-Scholes pricing model to estimate the fair value of the private warrants issued on August 28, 2020, notably the fair value of the call option inherent in the private warrants, using as key inputs the Group’s share price, risk-free rate, implied public warrant volatility, the warrants’ maturity, and the public warrants’ market price.

(EUR thousand)	For the financial year ended March 31
Warrant liabilities	2024	2023
Opening balance as of April 1	11,449	12,051
Issuance of warrants	—	—
Exercises of warrants	—	—
Change in fair value of warrants	(10,586)	(602)
Closing balance as of March 31	863	11,449

Please refer to Note 4, and Note 23 for further details.

NOTE 32    Trade payables

(EUR thousand)	As of March 31
Trade payables	2024	2023
Merchants	128,106	102,315
Tourists	121,124	84,942
Agents	5,336	6,751
Other TFS payables	16,836	15,098
Other trade payables	10,596	—
Total	281,998	209,106
Trade payables include merchant commissions, refunds to tourists, and acquiring fees to agents; other TFS payables mainly comprise of EUR13.5 million VAT refunds pending to be settled in France, while other trade payables mainly comprise of items such as rent and maintenance.
Due to the current nature of the payables, the carrying amount is a reasonable approximation of the fair value of the trade payables.

NOTE 33    Other current liabilities

(EUR thousand)	As of March 31
Other current liabilities	2024	2023
Accounts payable - Non trade	—	8,030
Input VAT, withholding tax and capital tax	11,065	8,013
Personnel related liabilities	5,220	6,853
Payment solutions payables	11,647	8,990
Other current liabilities	5,801	2,965
Total	33,733	34,851

NOTE 34    Accrued liabilities

(EUR thousand)	As of March 31
Accrued liabilities	2024	2023
Salaries and related items	29,579	28,248
Interest on external loans	3,477	12,674
Auditors, lawyers and consultants	4,238	4,379
Rent	1,924	1,747
IT Contracts	3,353	3,082
Other	6,040	4,267
Advertising and promotion	103	242
Total	48,714	54,639
As of March 31, 2024 the main driver of the increase in the accrued salaries and related items balance is the increase of the number of employees.
As of March 31, 2024 the accrued interest on external loans decreased by EUR9.2 million due to the old term loan and old RCF, paid in 3 tranches (May, November and December), whereas the SFA-related interest is now payable on a monthly basis; for further details please refer to Note 26.
As of March 31, 2024 other accrued liabilities, which primarily comprise of accruals for customer contracts and various accounts payable invoices not-yet-received, increased by EUR1.8 million primarily due to stamp duty and transaction costs related to the capital increase arising from the Tencent investment; for further details please refer to Note 22.

NOTE 35    Other non-cash items

(EUR thousand)	For the financial year ended March 31
Other non-cash items	2024	2023	2022
Change in provisions	1,040	394	109
Change in the fair value of retirement benefit obligation	738	57	371
Changes in share-based payment transactions	3,957	9,671	6,413
Call option	—	—	359
Put options from business combinations	1,342	(11,030)	2,835
Impairment of financial assets	—	2,469	2,390
Impairment of tangible and intangible assets	1,265	247	444
Capital loss of tangible and intangible assets	645	925	261
Change in fair value of warrant liability	(10,585)	(602)	(18,928)
ZigZag earn-out reversal	—	—	(9,500)
Acquisition of PPE under construction	—	212	(1,034)
Other	(210)	130	(669)
Total	(1,808)	2,473	(16,949)

NOTE 36    Cash flows from changes in working capital

(EUR thousand)	For the financial year ended March 31
	2024	2023	2022
Trade receivables	(62,704)	(92,896)	(70,374)
Other current receivables	(14,875)	(5,841)	4,350
Prepaid expenses	(2,220)	185	(225)
Changes in operating receivables	(79,799)	(98,552)	(66,249)
Trade payables	65,577	44,883	19,950
Other current liabilities	9,516	5,277	4,088
Accrued liabilities	1,349	10,302	(4,046)
Changes in operating payables	76,442	60,462	19,992
Cash flows used in working capital	(3,357)	(38,090)	(46,257)

NOTE 37    List of Global Blue entities

The consolidated financial statements represent the financial statements of Global Blue Group Holding AG based in Brüttisellen, Switzerland, and its subsidiaries as of March 31, 2024.

Name	Country of incorporation	Ownership interest March 31, 2024	Ownership interest March 31, 2023
Global Blue Argentina SA	Argentina	99.99%	99.99%
Global Blue Austria GmbH	Austria	100%	100%
Global Blue Service Company Austria GmbH	Austria	100%	100%
DEV Digital Export Validation GmbH	Austria	100%	100%
Global Blue Australia Pty Ltd	Australia	100%	100%
Global Blue Currency Choice Australia Pty Ltd	Australia	100%	100%
Global Blue Payments (Australia) Pty Limited	Australia	100%	100%
Global Blue Belgium NV	Belgium	100%	100%
ZigZag Global EOOD	Bulgaria	100%	100%
Global Blue Bahamas Ltd	Bahamas	100%	100%
Bahama’s VAT Refund Ltd	Bahamas	80%	80%
Global Blue Schweiz AG	Switzerland	100%	100%
Global Blue SA	Switzerland	100%	100%
Global Blue Group AG	Switzerland	100%	100%
Refund Suisse AG	Switzerland	100%	100%
Global Blue Group II GmbH	Switzerland	100%	100%
Global Blue Currency Choice Schweiz AG	Switzerland	100%	100%
Global Blue Commercial Consulting (Shanghai)	China	100%	100%
Global Blue Commercial Consulting (Beijing)	China	100%	100%
Global Blue Americas Sucursal Colombia	Colombia	100%	100%
Global Blue Cyprus Ltd	Cyprus	100%	100%
Global Blue Czech Republic s.r.o.	Czech Republic	100%	100%
Global Blue Deutschland GmbH	Germany	100%	100%
Global Blue New Holdings Germany GmbH	Germany	100%	100%
RFND Digital GmbH	Germany	100%	100%
ZigZag Global GmbH	Germany	100%	100%
Global Blue Danmark AS	Denmark	100%	100%
Global Blue Eesti OÜ	Estonia	100%	100%
G.Blue Espana SA	Spain	100%	100%
Global Blue Espana SA	Spain	100%	100%
Global Blue Acquisition Espana SA	Spain	100%	100%
Global Blue Finland OY	Finland	100%	100%
Global Blue Administration Center North OY	Finland	100%	100%
Global Blue France	France	100%	100%
Global Blue Holding	France	100%	100%
ShipUp Holding SAS	France	100%	100%
ShipUp SAS	France	100%	100%
ZigZag Global SAS	France	100%	100%
Global Blue (UK) Ltd	United Kingdom	100%	100%
Global Blue Service Company UK Ltd	United Kingdom	100%	100%
Global Blue New Holdings UK Ltd	United Kingdom	100%	100%
ZZ Global Blue Holding Limited	United Kingdom	100%	100%
ZigZag Global Limited	United Kingdom	100%	100%
Kinphire Ltd	United Kingdom	100%	100%
Yocuda UK Holdings Ltd	United Kingdom	100%	100%
Yocuda UK Services Ltd	United Kingdom	100%	100%
Yocuda Network UK Ltd	United Kingdom	100%	100%
Yocuda Europe Ltd	United Kingdom	100%	100%
Yocuda Ltd	United Kingdom	100%	100%
eReciepts Ltd	United Kingdom	100%	100%
Global Blue Marketing Services Ltd	United Kingdom	100%	100%
Global Blue Hellas SA	Greece	100%	100%
Global Blue Croatia d.o.o.	Croatia	100%	100%
Global Blue Tax Free Ireland Ltd	Ireland	100%	100%
Global Blue á Íslandi hf	Iceland	100%	100%
Global Blue Italia SrL	Italy	100%	100%
Global Blue Service Company Italia SrL	Italy	100%	100%

Global Blue Currency Choice Italia Srl	Italy	100%	100%
Global Blue Japan Co Ltd	Japan	100%	100%
Global Blue TFS Japan Co Ltd	Japan	51%	51%
Global Blue Korea Co., Ltd.	Korea	100%	100%
Global Blue Currency Choice Korea Co., Ltd	Korea	100%	100%
Global Blue Holding Limited	Cayman	100%	100%
Global Blue Kazakhstan LLP	Kazakhstan	100%	100%
Global Blue Lebanon SAL	Lebanon	55%	61%
UAB Global Blue Lietuva	Lithuania	100%	100%
Global Blue Luxembourg SA	Luxembourg	100%	100%
Global Blue Latvija SIA	Latvia	100%	100%
Global Blue Maroc SA	Morocco	100%	100%
Global Blue Malaysia Sdn. Bhd	Malaysia	100%	100%
Global Blue Holland BV	Netherlands	100%	100%
Global Blue Holding BV	Netherlands	100%	100%
Global Blue Acquisition BV	Netherlands	100%	100%
Global Blue Norge AS	Norway	100%	100%
Global Blue Payments (New Zealand) Limited	New Zealand	100%	100%
Global Blue Peru S.A.C	Peru	100%	100%
Global Blue Polska Sp Zoo	Poland	100%	100%
Global Refund Portugal Lda	Portugal	100%	100%
GBFTSP - Finance And Technology Services Portugal, Unipessoal LDA	Portugal	100%	100%
Global Blue d.o.o. Beograd	Serbia	100%	100%
Global Blue Sverige AB	Sweden	100%	100%
Global Blue Sweden Holdings AB	Sweden	100%	100%
Global Blue Service AB	Sweden	100%	100%
Global Blue Holdings AB	Sweden	100%	100%
Global Blue Currency Choice Service Europe AB	Sweden	100%	100%
Global Blue Singapore Pte. Ltd.	Singapore	100%	100%
Global Blue Service Company Singapore Pte. Ltd.	Singapore	100%	100%
Global Blue Currency Choice Singapore Pte. Ltd.	Singapore	100%	100%
Global Blue d.o.o.	Slovenia	100%	100%
Global Blue Slovakia sro	Slovakia	100%	100%
Global Blue Service Company Slovakia s.r.o	Slovakia	100%	—%
Global Blue Turkey	Turkey	60%	60%
Global Blue Pazarlama Destek ve Teknoloji Hiz.A.s	Turkey	60%	60%
Far Point Acquisition Corporation	USA	100%	100%
Shipup Inc	USA	100%	100%
ZigZag Global LLC	USA	100%	100%
Global Blue Argentina SA (Sucursal Uruguay)	Uruguay	100%	100%
Global Blue (South Africa)	South Africa	51%	51%

NOTE 38    Additional information—Financial Statement Schedule I
Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Global Blue Group Holding AG’s (“the Parent Company”) consolidated subsidiaries as of March 31, 2024 exceeded the 25% threshold.
Certain jurisdictions in which group entities are located apply regulations which restrict the ability of subsidiaries to transfer funds to the Company through intercompany loans, advances or cash dividends. SFA covenants and security (see Note 26) do not restrict subsidiaries from transferring funds to the Parent Company.

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
As of March 31, 2024 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Parent Company, except for those which have been separately disclosed in the consolidated financial statements, if any.
During the years ended March 31, 2024, 2023 and 2022 no cash dividends were declared or paid by the Company.
Condensed income statements of the Parent Company

(EUR thousand)	For the financial year ended March 31
	2024	2023	2022
Operating income / (expenses)	(805)	(14,081)	10,111
Net finance income / (expense)	(9,017)	11,952	517
Profit / (Loss) before tax	(9,822)	(2,129)	10,628
Income tax benefit / (expense)	555	968	(667)
Profit / (Loss) for the year	(9,267)	(1,161)	9,961
There were no items of other comprehensive loss or income in the financial years ended March 31, 2024, 2023 and 2022, therefore no statement of comprehensive income has been presented.
Condensed statements of financial position of the Parent Company

(EUR thousand)	As of March 31
	2024	2023
ASSETS
Investments in subsidiaries	1,418,280	1,418,280
Loans to group companies	297,862	318,335
Non-current assets	1,716,142	1,736,615
Current assets	1,153	305
Total assets	1,717,295	1,736,920
EQUITY AND LIABILITIES
Share capital	1,946,802	1,897,388
Other reserves	(149,375)	(146,396)
Accumulated losses	(86,371)	(90,619)
Total equity	1,711,056	1,660,373
Liabilities
Non-current liabilities	—	—
Current liabilities	6,239	76,547
Total liabilities	6,239	76,547
Total equity and liabilities	1,717,295	1,736,920

Condensed statements of cash flows of the Parent Company

(EUR thousand)	For the financial year ended March 31
	2024	2023	2022
Profit / (loss) before tax	(9,822)	(2,129)	10,628
Income tax paid	(212)	(948)	—
Other non cash items	3,705	(3,443)	(14,400)
Changes in working capital	3,144	158	(5,588)
Net cash used in operating activities	(3,185)	(6,362)	(9,360)
Movement in loans with group companies	20,473	(268,252)	9,205
Proceeds from issuance of share capital	43,958	215,208	—
Proceeds from / (repayment of) loans and borrowings due to shareholders	(61,324)	59,384	—
Acquisition of treasury shares	—	—	(10)
Net cash from financing activities	3,107	6,340	9,195
Net foreign exchange difference	1	—	—
Net decrease in cash and cash equivalents	(77)	(22)	(165)
Cash and cash equivalents at beginning of year	100	122	287
Cash and cash equivalents at end of year	23	100	122

The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

(EUR thousand)	For the financial year ended March 31
	2024	2023	2022
IFRS profit / (loss) reconciliation:
Parent only – IFRS profit / (loss) for the year	(9,267)	(1,161)	9,961
Additional gain / (loss) if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	23,242	(24,460)	(107,138)
Consolidated IFRS profit / (loss) for the year	13,975	(25,621)	(97,177)
IFRS equity reconciliation:
Parent only – IFRS equity	1,711,056	1,660,373	1,452,075
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(1,649,139)	(1,660,000)	(1,643,600)
Consolidated – IFRS equity	61,917	373	(191,525)

NOTE 39    Related party transactions

Global Blue Group Holding AG is a publicly listed company, where the largest shareholders are funds managed by Silver Lake Partners and Partners Group. During the financial year, there were no transactions with related parties other than disclosed below.

Remuneration to key management personnel
The remuneration to the board of directors and the Executive Committee members, who are the key management personnel of the Group, is set out below in aggregate for each of the required categories.

(EUR thousand)	For the financial year ended March 31
Remuneration to key management personnel	2024	2023	2022
Short-term employee benefits	8,884	5,592	4,748
Post-employment benefits	712	608	519
Share based payment transactions	4,105	4,380	4,712
Total	13,701	10,580	9,979
Purchase of services from related parties
The directors fee relates to remuneration of the Non-Executive Directors for Global Blue Group Holding AG.

(EUR thousand)	For the financial year ended March 31
Purchases of services from related parties	2024	2023	2022
Directors fee	346	245	255
Total	346	245	255

(EUR thousand)		As of March 31
Liabilities to related parties	Note	2024	2023
Liabilities to key management personnel:
Post employment benefit liability		390	196
Liabilities to shareholders:
Loans and borrowings	26	—	61,324
Warrants liabilities		267	3,911
Closing balance for the year		657	65,431
Warrants
As of March 31, 2024, Silver Lake and Affiliates, Partners Group and Affiliates, and GB key management personnel held 9,766,667 warrants for a total value of EUR0.3 million (EUR4.1 million as of March 31, 2023).

NOTE 40    Events after the reporting period
In April 2024 the Group launched a repricing of its 7 years EUR610 million SSTL, and EUR97.5 million SSRF (for details see Note 26), and on May 4, 2024 its subsidiary, Global Blue Acquisition B.V., successfully allocated the repricing of both the SSTL and SSRF, with the repricing expected to close on or prior to June 30, 2024 and upon closing will reduce the interest rate margin applicable to the Group under both the SSTL and SSRF by 100 basis points (from 5.00% to 4.00%, and from 4.50% to 3.50% per annum respectively), in each case subject to further reduction pursuant to a margin ratchet based on leverage. The Group is currently assessing the impact this will have on its operations and financial results.

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

Date: June 5, 2024

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

Date: June 5, 2024

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

1.This Annual Report on Form 20-F of the Company for the period ended March 31, 2024 (the “report”), fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 5, 2024

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

1.This Annual Report on Form 20-F of the Company for the period ended March 31, 2024 (the “report”), fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 5, 2024

By:
/s/ Roxane Dufour
Roxane Dufour
Chief Financial Officer
(Principal Financial Officer)

Exhibit 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-259200, 333-267850 and 333-274233) and Form S-8 (No. 333-260108) of Global Blue Group Holding AG of our report dated June 5, 2024, relating to the financial statements, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland
June 5, 2024