Form 20-F
period 2025-03-31
Global Blue Group Holding AG
filed 2025-06-04
CIK 1799983

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2025

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

Ordinary shares: 199,366,170

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
Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:
•the proposed Offer and Merger (each as defined herein) may not be consummated on the anticipated terms or at all;
•business uncertainties during the pendency of, and contractual restrictions, costs and litigation relating to, the proposed Transactions (as defined herein);
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

•risks associated with the ongoing conflict between Russia and Ukraine, although we no longer have operations in Russia;
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

Summary Risk Factors
Investing in Global Blue’s securities entails a high degree of risk as more fully described under “Risk Factors”. You should carefully consider such risks before deciding to invest in Global Blue’s securities. These risks include, among others:
•Risks associated with the consummation of the proposed Offer and Merger;
•Global Blue is subject to business uncertainties during the pendency of, and contractual restrictions, costs and litigation relating to, the proposed Transactions;
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
Risks Related to the Pending Transactions
The pendency of the Offer and the Merger may have an adverse effect on our business and results of operations, and our failure to complete the transactions completed by the Transaction Agreement could have an adverse effect on our business, results of operations, financial condition and share price.

On February 16, 2025, Global Blue entered into a Transaction Agreement (the “Transaction Agreement”) with Shift4 Payments, Inc. (“Shift4”) and from and after its execution and delivery of a joinder thereto on February 25, 2025, GT Holding 1 GmbH, an indirect wholly owned subsidiary of Shift4 (“Merger Sub”). Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, Shift4 and Merger Sub filed a Tender Offer Statement on Schedule TO with the SEC on March 21, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to a tender offer (the “Offer”) by Merger Sub to acquire all of (i) Global Blue’s outstanding common shares at a price per share equal to US$7.50, (ii) Series A Preferred Shares at a price per share equal to US$10.00 and (iii) Series B Preferred Shares (together with the common shares and Series A Preferred Shares, the “Global Blue Shares”) at a price per share equal to US$11.81.
Merger Sub’s obligation (and Shift4’s obligation to cause Merger Sub) to accept for payment (such time of acceptance, the “Acceptance Time”) and pay for any Global Blue Shares tendered pursuant to the Offer is subject to customary conditions, including that, prior to the expiration of the Offer: (i) there be validly tendered and not properly withdrawn a number of Global Blue Shares that, together with any Global Blue Shares directly or indirectly owned by Shift4 or Merger Sub, would represent at least 90% of all the Global Blue Shares outstanding at the Acceptance Time (excluding any Global Blue Shares held by Global Blue); (ii) no governmental entity of competent jurisdiction in certain applicable jurisdictions shall have enacted or promulgated any law or order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Offer that remains in effect; (iii) certain required regulatory approvals shall have been obtained, received or deemed to have been received or in the case of any applicable waiting period, such waiting period shall have terminated or expired, in each case, either unconditionally or subject only to conditions the satisfaction of which would not have a Burdensome Effect (as defined in the Transaction Agreement); (iv) the Transaction Agreement shall not have been terminated; (v) Global Blue shall have obtained a written confirmation of the Swiss Federal Tax Administration confirming that the transaction structure does not result in Swiss withholding tax being triggered or imposed on Global Blue or Merger Sub as a result of or in connection with the Merger (as defined below) pursuant to the liquidation by proxy doctrine (stellvertretende Liquidation); and (vi) certain other customary conditions set forth in the Transaction Agreement.
Following the completion of the Offer and provided that at such time Shift4 directly or indirectly have acquired or control at least 90% of the then outstanding Global Blue Shares (excluding Global Blue Shares held by Global Blue), Global Blue and Shift4 intend that, in accordance with the laws of Switzerland, and a merger agreement (the “Merger Agreement”) to be entered into between Merger Sub and Global Blue following the Acceptance Time, Merger Sub and Global Blue will consummate a statutory squeeze-out merger pursuant to which Global Blue will be merged with and into Merger Sub in accordance with Article 8 (2) of the Swiss Merger Act, and Merger Sub will continue as the surviving entity (the “Merger”). At the effective time of the Merger, each Global Blue Share (other than Global Blue Shares owned by Shift4 or Merger Sub) that is not validly tendered and accepted pursuant to the Offer after the Acceptance Time will thereupon be cancelled by operation of law as of the deletion of Global Blue from the commercial register in accordance with Article 21 (3) of the Swiss Merger Act and converted into the right to receive the Merger Consideration, and each Global Blue Share owned by Shift4 or Merger Sub will thereupon be deemed cancelled without any conversion thereof, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.
As discussed above, completion of the transactions contemplated by the Transaction Agreement (the “Transactions”) is subject to closing conditions set forth therein. There is no assurance that all of the various conditions will be satisfied, or that the transactions will be completed on the proposed terms, within the expected timeframe, or at all. Many of the conditions to completion of the Transactions are not within Global Blue’s or Shift4’s control, and we cannot predict when or if these conditions will be satisfied (or waived, as applicable). Even if regulatory approval is obtained, it is possible conditions will be imposed that could result in a material delay in, or the abandonment of, the Transactions or otherwise have an adverse effect on Global Blue.
If the Transactions are not consummated, Global Blue may suffer other consequences that could adversely affect its business, results of operations and financial condition, including:

•to the extent that the current market price of Global Blue’s ordinary shares reflects an assumption that the Transactions will be completed, the market price of its ordinary shares could decrease if the Transactions are not completed;
•investor confidence in Global Blue could decline; shareholder litigation could be brought against Global Blue; Global Blue may be unable to retain key personnel; and Global Blue’s results of operations may be adversely impacted due to costs incurred in connection with the Transactions;
•any disruptions to Global Blue’s business resulting from the announcement and pendency of the Transactions, including adverse changes in its relationships with existing and prospective employees, customers, service providers, investors, lenders, and other business partners, may continue or intensify in the event the Transactions are not consummated or is significantly delayed; and
•the risks related to the diversion of attention of Global Blue’s management or employees from ongoing operations during the pendency of the Transactions.
While the Transactions are pending, Global Blue is subject to business uncertainties and contractual restrictions that could harm its business, financial condition, and results of operations.
During the period prior to the closing of the Transactions and pursuant to the terms of the Transaction Agreement, Global Blue’s business is exposed to certain inherent risks and contractual restrictions that could harm its business, financial condition, and results of operations, including:
•potential uncertainty in the marketplace, which could lead current and prospective customers to work with other providers or delay transacting with Global Blue;
•the possibility of diversion of management attention and resources;
•the amount of the costs, fees, expenses and charges related to the Offer, the Merger, and the Transaction Agreement, including, but not limited to, the cost of any legal proceeding that may be instituted against Global Blue, which may materially and adversely affect its financial condition; and
•other developments beyond Global Blue’s control, including, but not limited to, changes in global economic conditions that may affect the timing or success of the Transactions.
In addition, the Transaction Agreement generally requires Global Blue to operate its business in the ordinary course, subject to certain exceptions, including as required by applicable law, pending consummation of the Transactions, and subjects Global Blue to customary interim operating covenants that restrict Global Blue, without Shift4’s approval, from taking certain specified actions until the Transactions are completed or the Transaction Agreement is terminated in accordance with its terms. Furthermore, Global Blue is limited in its ability to solicit other acquisition proposals during the pendency of the Transactions. These restrictions could prevent Global Blue from pursuing certain business opportunities that may arise prior to the consummation of the Transactions and may adversely affect Global Blue’s ability to execute its business strategies and attain financial and other goals.
If any of these effects were to occur, it could adversely impact Global Blue’s results of operations and financial condition.
Litigation may arise in connection with the Transactions, which could be costly, prevent consummation of the Transactions, divert management’s attention, and otherwise harm Global Blue’s business, financial condition, and results of operations.
Regardless of the outcome of any future litigation related to the Transactions, such litigation may be time-consuming and expensive and may distract management from running the day-to-day operations of Global Blue’s business. The litigation costs and diversion of management’s attention and resources to address the claims and counterclaims in any litigation related to the Transactions may adversely affect Global Blue’s business, results of operations, prospects, and financial condition. If the Transactions are not consummated for any reason, litigation may be filed in connection with the failure to consummate the Transactions. Any litigation related to the Transactions may result in negative publicity or an unfavorable impression of Global Blue, which could adversely affect the price of Global Blue’s ordinary shares, impair its ability to recruit or retain employees, damage relationships with its customers and business partners, or otherwise harm its operations and financial performance.
In certain instances, the Transaction Agreement requires Global Blue to pay a termination fee, which could require it to use available cash that would have otherwise been available for general corporate purposes.
Under the terms of the Transaction Agreement, Global Blue may be required to pay Shift4 a termination fee of US$40.0 million if the Transaction Agreement is terminated under specific circumstances described in the Transaction Agreement, including, but not limited to, a termination of the Transaction Agreement by Global Blue in order to enter into an agreement with respect to an acquisition of Global Blue within 12 months of the date of termination of the Transaction Agreement. If the Transaction Agreement is terminated under such circumstances, the termination fee Global Blue may be required to pay under the Transaction Agreement may require Global Blue to use available cash that would have otherwise been available for general corporate purposes and other uses. For these and other reasons, termination of the Transaction Agreement could materially and adversely affect Global Blue’s business operations and financial condition, which in turn could materially and adversely affect the price of its ordinary shares.
Global Blue has incurred, and will continue to incur, direct and indirect costs as a result of the pending Transactions.
Global Blue has incurred, and will continue to incur, costs and expenses, including fees for professional services and other transaction costs, in connection with the pending Transactions. Global Blue must pay substantially all of these costs and expenses whether or not the Transactions are completed. Global Blue also could be subject to litigation related to the pending Transactions, which could prevent or delay the consummation of the Transactions and result in significant costs and expenses.
There are a number of factors beyond Global Blue’s control that could affect the total amount or the timing of these costs and expenses.
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
Any reduction in VAT rates or adverse changes to VAT policies in Global Blue’s current or potential new markets could have a negative impact on Global Blue’s business and results of operations. For example, the British government abolished the VAT Retail Export Scheme on January 1, 2021, and now overseas visitors to the United Kingdom are no longer be able to obtain a VAT refund on items they buy in the United Kingdom and take home with them in their luggage. Legal and regulatory changes may also restrict Global Blue’s activities, including through nationalization of the VAT refund scheme or by eliminating the availability of VAT refund schemes altogether, limiting the number of TFS providers within those jurisdictions or restricting Global Blue’s ability to process TFS claims on behalf of international shoppers. Changes in laws and regulations may also place restrictions on Global Blue’s business model, for example by limiting transaction fees that Global Blue charges to international shoppers using Global Blue’s TFS business. Such changes, which are unpredictable and outside of Global Blue’s control, may cause Global Blue to incur higher compliance costs. While VAT rates have historically been increased and many countries have adopted VAT policies in recent years, any such changes to VAT rates or VAT policies could have a material adverse effect on Global Blue’s business, results of operations and financial condition.
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
The ongoing conflict between Russia and Ukraine and the subsequent related sanctions imposed by various countries have placed prohibitions on certain luxury and retail goods being sold by EU-based merchants for use in

Russia and restrictions on flights to Russia has limited the ability of Russian residents to easily travel. As a result, Global Blue has seen a reduction of Russian international shoppers claiming VAT refunds outside of Russia due to the impact of travel restrictions and sanctions. During the year ended March 31, 2025, Russian resident travelers’ TFS SiS represented approximately 0.5% of total group’s SiS, which operations met applicable sanctions regulations. Future impacts on Russian international shoppers due to the conflict and resulting sanctions are difficult to predict due to the high level of uncertainty as to how the conflict and sanctions will evolve, what their respective duration will be and the ultimate resolution.
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
We and our third-party providers may in the future or have in the past experienced cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While to date no incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. Any adverse impact to the availability, integrity or confidentiality of our information technology systems or data can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Any or all of the foregoing could materially adversely affect our business, results of operations, and financial condition. Moreover, Global Blue does not currently maintain cybersecurity insurance, and any insurance Global Blue may maintain against the risk of this type of loss in the future may not be sufficient to cover actual losses, or may not apply to the circumstances relating to any particular loss.
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
Global Blue has incurred substantial indebtedness. As of March 31, 2025, the Company’s long term gross debt amounted to EUR530.5 million. If there were an event of default under the Facilities Agreement that is not cured or waived in accordance with the terms of the Facilities Agreement, the lenders under the Facilities Agreement could terminate their commitments to lend and cause all amounts outstanding with respect to the loans granted under the Facilities Agreement to become due and payable immediately and/or exercise their rights and remedies under the security documents. Global Blue’s assets and cash flow may not be sufficient to fully repay Global Blue’s outstanding debt under the Facilities Agreement when due, whether upon an acceleration of the loans granted under the Facilities Agreement or on the maturity date of any of the loans granted. Certain assets including the shares and material bank accounts of certain of Global Blue’s material subsidiaries serve as security to secure the obligations under the Facilities Agreement and, upon an acceleration of the Facilities Agreement, the secured parties may enforce such security and exercise rights and remedies under such security documents including to sell, appropriate or otherwise dispose of such assets in order to generate proceeds to repay any outstanding indebtedness under the Facilities Agreement. Upon an acceleration of the Facilities Agreement or upon the final maturity date of the Facilities Agreement, there can be no assurance that Global Blue will be able to refinance the Facilities Agreement or that Global Blue’s assets, including those that serve as security for outstanding indebtedness, would be sufficient to repay that indebtedness in full and allow Global Blue to continue to make the other payments that Global Blue is obliged to make, which would impair Global Blue’s ability to run Global Blue’s business, could result in insolvency proceedings or reorganization and could result in investors losing all or a significant portion of their investment. In addition, a default under the Facilities Agreement could result in a default under Global Blue’s other financing arrangements and could cause or permit lenders under those other financing arrangements to accelerate such financing arrangements, causing the amounts owed under those arrangements to become immediately due and payable, which could have a material adverse effect on Global Blue’s business, results of operations and financial condition. For more information regarding the Facilities Agreement, see “Item 5. Operating and financial review and prospects - B. Liquidity and capital resources”.
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
Part of Global Blue’s existing and future debt and borrowings carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates. As of March 31, 2025, all of Global Blue’s long-term interest-bearing loans carried floating interest rates. While Global Blue currently has an interest rate swap in place for 50% of the term loan (amounting to EUR305 million) expiring in January 2026, adverse fluctuations and increases in interest rates, to the extent that they are not hedged, could have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition.
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
Global Blue’s main transaction risks arise from funding activities and transactions between Global Blue group entities with different functional currencies. Exposures are in the form of cash pools as well as intra-group trade payables and receivables. Global Blue’s largest exposures for the financial years ended March 31, 2025 and March 31, 2024 were to the Japanese yen, Australian dollar and US dollar. While we have in the past entered, and may in the future enter, into foreign currency forward contracts to hedge foreign currency exposure, we cannot be certain that these arrangements will be effective in managing Global Blue’s foreign currency exposure. Volatility in these currencies may therefore impact Global Blue’s results of operations if not properly managed. Adverse currency movements could result in a material adverse effect on Global Blue’s business, results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.
Global Blue’s consolidated financial statements include significant intangible assets which could be impaired.
Global Blue carries significant intangible assets on its balance sheet. As of March 31, 2025, the intangible assets on Global Blue’s balance sheet totaled EUR621.3 million, including EUR513.7 million of goodwill, EUR80.7 million of software, EUR16.4 million of trademarks and EUR3.9 million of customer relationships relating mainly to the acquisition of Global Blue by Silver Lake and Partners Group AG (“Partners Group”) in 2012, as well as Global Blue’s acquisition of Currency Select Pty Limited (previously Travelex Outsourcing Pty Limited) (“Currency Select”) in 2017, ZigZag in 2021, and ShipUp in 2022.
Pursuant to current accounting rules, Global Blue is required to assess goodwill for impairment at least annually or more frequently if impairment indicators are present. Impairment indicators include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in share price or market capitalization and negative industry or economic trends. If such events were to occur, the carrying amount of Global Blue’s goodwill may no longer be recoverable and Global Blue would be required to record an impairment charge, which would have a negative impact on the Company’s results of operations. Global Blue assessed its goodwill for impairment as of the most recent reporting date of March 31, 2025.
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
In 2020, Global Blue decided to diversify its business with the introduction of the new segment called Post-Purchase Solutions (PPS). This has led to the acquisitions of ZigZag in 2021, a 56% stake in Yocuda in September 2021 (which was increased to 78% in March 2024, following the partial exercise of the associated put options) and a 75% stake in ShipUp in October 2022 (which was increased to 100% by March 2024, following the exercise of call options). These companies offer complementary services to those of TFS and Payments to merchants, (for more details, please see Item 4.B).
On February 16, 2025, Global Blue entered into a transaction agreement with Shift4 Payments, Inc., (“Shift4”), a US-leader in integrated payments and commerce technology, under which Shift4 intends to acquire via cash 100% of Global Blue’s common shares for US$7.50 per share, Global Blue’s Series A Preferred shares at US$10.00 per preferred share and Series B Preferred shares at US$11.81 per preferred share, through a tender offer and a subsequent statutory merger. The acquisition has been unanimously approved by the boards of directors of Shift4 and Global Blue, and the board of directors of Global Blue has unanimously resolved that it will recommend to the Global Blue shareholders to accept the tender offer. The transaction is expected to close by the third quarter of calendar year 2025, subject to regulatory approvals, other customary closing conditions, and a minimum tender of 90% of Global Blue’s issued and outstanding common shares and preferred shares on a combined basis. Certain Global Blue shareholders have entered into tender and support agreements, pursuant to which such shareholders agreed, among other things, to tender their shares in the tender offer subject to the terms and conditions of such agreements.
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

B. Business overview
Global Blue serves as a strategic technology and payments partner for retailer effectiveness and shopper experience. Global Blue is the global leader in tax-free shopping, with an approximately 70% market share in the tax-free shopping segment and more than three times the size of its next largest competitor by market share. In addition to tax-free shopping services, Global Blue also offers payment solutions, including a range of FX Solutions, for which Global Blue is a leading provider. Global Blue also provides post-purchase solutions aimed to improve the experience of both domestic and e-commerce shoppers, and has also internally developed additional growth products, including solutions focusing on the hospitality and retail industry, data analytics as well as digital marketing. Global Blue operates across more than 50 countries and has enabled millions of shoppers to claim VAT refunds on international shopping or complete international transactions in their home currency. At its core, Global Blue is a technology platform that serves a network of more than 400,000 merchant stores globally through its TFS, Payments and Post-Purchase Solutions (PPS) segments, facilitating millions of transactions and delivering economic benefits to a complex ecosystem of merchants, shoppers and customs and tax authorities.
Tax Free Shopping (“TFS”)
The Global Blue TFS business enables international shoppers shopping at its merchant partners to reclaim VAT on goods purchased outside of their origin country. Global Blue’s position at the center of the international shopping TFS ecosystem and its technology platform enables it to:
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
A typical TFS transaction begins with the international shopper purchasing goods from a merchant with VAT included in the selling price. The international shopper is then issued a tax-free form by the merchant, has the tax-free transaction validated by customs and tax authorities, and is refunded by a TFS company (either directly or via a third-party refund agent) an amount equal to the VAT, less the TFS provider’s transaction fees. Global Blue relies on long-term merchant relationships and partners with them through technology investments and training to ensure Global Blue TFS service is offered to eligible tourists. The transaction fee is then split between the TFS provider and the merchant. The following illustration summarizes this process.

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

•Merchants: As a “business to business to consumer” (“B2B2C”) TFS service provider, Global Blue offers merchants a broad range of in-store issuing software solutions tailored to their needs, as well as pre- and post-transaction services to better attract and serve international shoppers. As of March 31, 2025 Global Blue has more than 40 years of experience in TFS and, Global Blue’s TFS network covered more than 300,000 TFS merchant stores. Moreover for the financial year ended March 31, 2025, Global Blue processed approximately 41 million TFS transactions (as compared to 31 million for the financial year ended March 31, 2024, and generated EUR384 million in revenue in its TFS business (EUR312 million for the financial year ended March 31, 2024), or 76% of its total revenue (74% for the financial year ended March 31, 2024). In addition, by leveraging its access to proprietary aggregated data on international shoppers, Global Blue is able to provide merchants with innovative analytics and digital marketing solutions that include: (i) solutions designed to help merchants gain better insights into the operational and financial performance of their business and identify incremental revenue opportunities (i.e., Smart Data & Business Intelligence); and (ii) solutions designed to drive revenue for its merchants, increase awareness of TFS and help merchants improve their knowledge of and ability to engage with international shoppers (i.e., Digital Drive to Store & Marketing). For more than 20 years, Global Blue has also offered payment solutions, including POS DCC services for the retail and hospitality sectors, e-commerce dynamic currency conversion solutions, services and software for automated teller machines (“ATM”), and Multi-Currency Processing (“MCP”) for online merchants.
•International shoppers: International shoppers are at the core of both Global Blue’s business and the broader luxury market, representing a sizeable share of the luxury industry’s worldwide revenue. Global Blue offers international shoppers the ability to: (i) seamlessly reclaim VAT on eligible goods purchased outside their country of origin, increasing their purchasing power; and (ii) pay for goods and services abroad in their home currency through DCC services, giving them clarity and certainty about their travel spending. International shoppers have a financial incentive to use Global Blue’s TFS services, as they have the opportunity to receive a refund equaling approximately 70% of the VAT paid on average. Global Blue’s services not only help international shoppers save on shopping, they also facilitate a tax-free journey with a simple and transparent TFS refund process. As of March 31, 2025, Global Blue operated TFS services in more than 40 countries and maintained hundreds of refund points with ten credit card and three mobile wallet partnerships, allowing Global Blue to offer refunds to international shoppers at a convenient time while using their preferred payment method.
•Customs and tax authorities: Global Blue’s ambition is to help governments drive tourism by increasing the attractiveness of shopping in countries in which Global Blue operates, while making international shoppers’ VAT refund schemes more secure. Global Blue works directly with customs and authorities to improve the efficiency and integrity of their TFS refund schemes. Global Blue believes that its digital TFS shopping ecosystem increases traceability and reduces fraud.
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
Payments
Global Blue’s Payments offering includes FX Solutions, financial processing, acquiring, and other payment solutions. Global Blue offers payment solutions to international shoppers at thousands of points of interaction across more than 20 countries and also offers point of sale (“POS”) DCC services for the retail and hospitality sectors, e-commerce dynamic currency conversion solutions, services and software for, automated teller machines (“ATM”), and Multi-Currency Pricing (“MCP”) for online merchants. For the financial year ended March 31, 2025, Global Blue processed 43 million Payments transactions (39 million for the financial year ended March 31, 2024) and its Payments segment generated EUR93 million in revenue (EUR83 million for the financial year ended March 31, 2024), or 18% of Global Blue’s total revenue (20% for the financial year ended March 31, 2024).
FX Solutions
Global Blue’s FX Solutions service enables international shoppers to make transactions in their home currency, thereby giving them clarity and confidence about their holiday or business spending. This can be achieved either through a DCC or a MCP transaction. DCC allows Acquirers to enable international shoppers to pay in their home currency for various transactions (at POS, ATM or eCommerce), while MCP allows e-commerce providers to price goods in the preferred shopper’s currency with live rates for all payment transactions, while continuing to receive settlement and reporting in their home currency.
A typical DCC transaction begins with the international shopper being prompted to pay in either local or credit card issuing currency. If the international shopper selects the amount paid in their home currency, the issuing bank debits the international shopper in their home currency (including a transaction fee). The merchant, the acquiring bank and Global Blue receive a share of the transaction fee. The following illustration summarizes the DCC process:

SIMPLIFIED OVERVIEW OF THE DCC PROCESS1

1 This graphic is presented for illustrative purposes only and not as a representation of actual amounts involved in the DCC process. Actual amounts may vary depending on a number of factors, including the revenue share split set out in agreements with the respective Acquirer and merchants, expected DCC acceptance rates and market trends.

Note: FX fees charged by the issuing bank for the conversion of the GBP900 purchase amount is usually equal to or greater than the Global Blue dynamic currency conversion fees.

Global Blue FX Solutions services provide Acquirers with an additional revenue stream, as Acquirers receive part of the commission paid by the international shopper. For merchants, in addition to receiving revenue from the commission paid by the international shopper, FX Solutions services enhance the international shopper experience. Finally, international shoppers benefit from FX Solutions services having the certainty of paying a transparent amount in their home currency.
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
Post-Purchase Solutions
In 2021, Global Blue made the strategic decision to increase its scope of technology services to retailers and introduce solutions that extend to both domestic and e-commerce shoppers. Global Blue invested over EUR100 million to acquire three companies specializing in post-purchase solutions, two in the e-commerce space (ZigZag and Ship-up) and one in-store (Yocuda). Through its TFS Solutions, Global Blue’s broad access to its retail partners provides the Company with an efficient go-to-market for these retail tech solutions.
For the financial year ended March 31, 2025, Global Blue processed 19 million Post-Purchase Solutions transactions and its Post-Purchase Solutions segment generated EUR 30 million in revenue, or 5.9% of Global Blue’s total revenue:
•ZigZag: Global Blue offers an enhanced, fully digital returns experience to more than 15 million domestic shoppers by connecting retailers to a network of more than 1,000 carrier services helping those retailers manage worldwide e-commerce returns and exchanges more profitably, while providing consumers with a smoother and enhanced return experience. E-commerce returns replace outdated paper-based “label in the box” solutions with a user-friendly and intuitive online returns portal that offers a greater range of shipping options including post office, parcel shops, lockers and collection from home, as well as exchange alternatives. In addition, it increases retailers’ profitability by reducing logistical costs via consolidation, local market re-sale, and inbound consumer queries, as well as by allowing exchanges in addition to the return of goods.
•Yocuda: Global Blue offers solutions to enable retailers to send content-rich, personalized digital receipts to customers. This technology can be linked to existing retailer schemes such as brand loyalty, customer relationship management (CRM), clienteling, and customer data platform (CDP) programs.
•ShipUp: Global Blue offers a Software as a Service (“SaaS”) solution that empowers online retailers to provide a uniquely crafted and reassuring post-purchase experience. The experience is fully customizable to enable powerful branded communication. Additionally, it gathers and provides data on carrier performances and customer feedback to understand the impact delivery has on the customer and brand’s relationship.
Key markets
Global Blue is present in more than 50 countries across Europe, Middle East & Africa, Asia Pacific and the Americas and for the financial year ended March 31, 2025, and for the last two financial years, its top markets, from a revenue perspective, were (in alphabetical order) Australia, France and Italy.
The table below summarizes the last two financial years’ revenue of Global Blue by geography and by segment (for more details, please see Note 7 - Segment information):

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Europe	315.1	260.0
Asia	63.2	46.9
Rest of the World	6.3	4.8
Total TFS	384.5	311.7
Europe	19.0	15.6
Asia	74.2	67.4
Rest of the World	—	—
Total Payments	93.2	83.0
Europe	30.2	27.5
Asia	—	—
Rest of the World	—	—
Total PPS	30.2	27.5
Europe	364.2	303.2
Asia	137.4	114.3
Rest of the World	6.3	4.8
Total revenue	507.9	422.3

Intra-year seasonality
Global Blue’s business is subject to predictable seasonality as a significant part of its business serves the leisure segment of the travel industry, which is particularly active during the summer season in the Northern Hemisphere. Consequently, Global Blue has a greater need for working capital in the first half of its financial year, during the peak summer season, which is then unwound during the second half of the financial year; see also Item 5 “Liquidity and capital resources—Net Working Capital” for further details.

C. Organizational structure
The following diagram depicts our organizational structure as of June 4, 2025. Percentages refer to voting power of our ordinary shares and Series A and B Preferred Shares held by the respective shareholders or shareholder groups. Our ordinary shares and Series A and B Preferred Shares have the same voting rights. Therefore, in calculating the percentages, (a) the numerator is calculated by adding the number of our ordinary shares held by the shareholder and the number of Series A and B Preferred Shares held by the shareholder; and (b) the denominator is calculated by adding the aggregate number of our ordinary shares outstanding and the aggregate number of Series A and B Preferred Shares outstanding (but excluding shares held in treasury). The structure chart assumes none of the outstanding Global Blue Warrants are exercised.

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
(5) Reflects ordinary shares held by Tencent Mobility Limited pursuant to the share purchase and investment agreement dated November 16, 2024.

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
As of the date of this Annual Report on Form 20-F, Global Blue’s group consists of more than 100 entities in more than 50 countries. Global Blue continuously reviews Global Blue’s group structure with a view toward simplifying Global Blue’s group structure and reducing the number of group companies.
The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business Address	Proportion of Ordinary Shares held by the Group
Currency Select Pty Limited	Sydney, Australia	100%
Global Blue Service AB	Stockholm, Sweden	100%
Global Blue Italia S.r.l.	Milan, Italy	100%

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations together with our audited financial statements, including the notes thereto, included in this Annual Report on Form 20-F. The discussion and analysis of the financial condition and results of operations of certain items from the fiscal year ended March 31, 2023, and the year-to-year comparison between the fiscal years ended March 31, 2024, and March 31, 2023, that are not included in this Form 20-F can be found in “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended March 31, 2024, which is incorporated by reference herein. The following discussion is based on our financial information prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Standards Board (IASB), which might differ in material respects from generally accepted accounting principles in other jurisdictions. The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key information—D. Risk factors” and elsewhere in this Annual Report.

A. Operating results

Overview
Global Blue Group Holding AG and its subsidiaries (the “Group” or “Global Blue”) serve as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (“TFS”) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions) and a pioneer in technology for Tax Free Shopping. Global Blue offers Payments, including Dynamic Currency Conversion (“DCC”), for which Global Blue is a leading provider. Finally, Global Blue also offers Post-Purchase Solutions (“PPS”) including an e-commerce returns platform, an eReceipts platform and a Software as a Service (“SaaS”) provider that enables brands to deliver seamless, proactive, and branded post-purchase communication, which turns the shipping experience into a new growth lever.
Segment Reporting
Global Blue separates its business into three segments: TFS, Payments and PPS. Accordingly, its financial statements and other reporting information presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations show TFS, Payments and PPS as separate reporting segments, as well as describe the business as a whole.
Recent Developments
Shift 4 Global Blue tender offer
On February 16, 2025, Global Blue entered into a transaction agreement with Shift4 Payments, Inc., (“Shift4”), a US-leader in integrated payments and commerce technology, under which Shift4 intends to acquire via cash 100% of Global Blue’s common shares for US$7.50 per share, Global Blue’s Series A Preferred shares at US$10.00 per preferred share and Series B Preferred shares at US$11.81 per preferred share, through a tender offer and a subsequent statutory merger. The acquisition has been unanimously approved by the boards of directors of Shift4 and Global Blue, and the board of directors of Global Blue has unanimously recommended to the Global Blue shareholders to accept the tender offer. The transaction is expected to close by the third quarter of calendar year 2025, subject to regulatory approvals, other customary closing conditions, and a minimum tender of 90% of Global Blue’s issued and outstanding common shares and preferred shares on a combined basis. Certain Global Blue shareholders have entered into tender and support agreements, pursuant to which such shareholders agreed, among other things, to tender their shares in the tender offer subject to the terms and conditions of such agreements.
Global Blue Kingdom of Saudi Arabia
Global Blue is currently setting up TFS operations in the Kingdom of Saudi Arabia, following the country’s recent introduction of a TFS scheme. Following the recent publishing of the relevant legislation, Global Blue will start offering a fully-digitalized TFS service, including digital in-store solutions for merchants, digital customs validation and a range of digital refund methods for international shoppers. The new TFS scheme will allow international visitors to be able to claim VAT refunds on their purchases and increase their spending power when buying from local and international brands.

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
The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations; see “Results of Operations” for further details. The following table presents TFS SiS, Payments SiS, PPS SiS and Total SiS for the financial years ended March 31, 2025 and 2024 respectively:

	For the financial year ended March 31
	2025	2024
	(in EUR billions)
TFS SiS	24.1	19.6
Payments SiS	6.6	6.3
PPS SiS	2.2	2.4
Total SiS	32.9	28.3

TFS SiS
TFS SiS increased by EUR4.5 billion, or 23.4%, to EUR24.1 billion for the financial year ended March 31, 2025, from EUR19.6 billion for the financial year ended March 31, 2024. This increase is mainly driven by North American and Gulf Cooperation Council (GCC) travelers in Europe as their currencies strengthened when compared to the Euro throughout the year, and more Chinese travelers in Japan boosted by Japan’s attractiveness as a shopping destination, and its relative weaker currency.
Payments SiS
Payments SiS increased by EUR0.3 billion, or 4.3%, to EUR6.6 billion for the financial year ended March 31, 2025, from EUR6.3 billion for the financial year ended March 31, 2024, mainly related to more payments in travelers’ home currency as well as increased payments processing business.
Post-Purchase Solutions SiS
PPS SiS decreased by EUR0.2 billion, or 9.0% to EUR2.2 billion for the financial year ended March 31, 2025 from EUR2.4 billion for the financial year ended March 31, 2024, mainly due to ZigZag management's strategic decision to adjust the client mix to optimize profitability.

Results of Operations
Comparison of Results of Operations for the financial years ended March 31, 2025 and 2024.
The following tables and subsequent discussion summarize our financial performance and certain operating results for the financial years ended March 31, 2025 and 2024:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Income statements data:
Revenue	507.9	422.3
Of which: TFS revenue	384.5	311.7
Of which: Payments revenue	93.2	83.0
Of which: PPS revenue	30.2	27.5
Operating expenses	(373.2)	(324.4)
Operating profit	134.7	97.9
Finance income	5.0	7.1
Gain from debt modifications	55.9	0.0
Finance costs	(60.2)	(57.4)
Net finance income/(cost)	0.7	(50.3)
Profit before tax	135.4	47.5
Income tax expense	(41.8)	(26.6)
Profit for the year	93.6	20.9

Total revenue
Our total revenue increased by EUR85.6 million, or 20.3% to EUR507.9 million for the financial year ended March 31, 2025, from EUR422.3 million for the financial year ended March 31, 2024, as a result of the individual increases in all segments as detailed below.
TFS
The revenue of our TFS reporting segment increased by EUR72.8 million, or 23.3% to EUR384.5 million for the financial year ended March 31, 2025, from EUR311.7 million for the financial year ended March 31, 2024. This increase reflects the increase in SiS, which is mainly driven by North American and Gulf Cooperation Council (GCC) travelers in Europe, as well as Chinese travelers in Japan, as previously explained.
Payments
The revenue of our Payments reporting segment increased by EUR10.2 million, or 12.2% to EUR93.2 million for the financial year ended March 31, 2025, from EUR83.0 million for the financial year ended March 31, 2024. This revenue increase is driven by payment processing operations and FX Solutions business related to more payments in travelers’ home currency.
Post-Purchase Solutions

The revenue of our PPS reporting segment increased by EUR2.7 million, or 9.7% to EUR30.2 million for the financial year ended March 31, 2025, from EUR27.5 million for the financial year ended March 31, 2024. This revenue increase is mainly driven by ZigZag, largely due to the acquisition of new clients, as well as price increases, and more carriage revenue from both existing and new clients.
Operating expenses
The table below provides the key breakdown of selected operating expenses:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Operating expenses	(373.2)	(324.4)
Other depreciation and amortization	(50.0)	(39.4)
Amortization of intangible assets acquired through business combinations	(4.4)	(4.4)
Depreciation and amortization	(54.4)	(43.8)
Total operating expenses
Our Operating expenses increased by EUR48.8 million, or 15.0%, to EUR373.2 million for the financial year ended March 31, 2025, from EUR324.4 million for the financial year ended March 31, 2024. This increase is mainly due to higher other fixed and variable operating expenses, increased depreciation and amortization due to depreciation of capitalized leases and depreciation of capitalized expenses, higher exceptional items costs mainly due to a decrease in gains from change in fair value of warrants and put options, increase share based payments and a decrease in corporate restructuring expenses, as detailed below.
Depreciation and amortization
Our depreciation and amortization expense increased by EUR10.6 million, or 24.3%, to EUR54.4 million for the financial year ended March 31, 2025, from EUR43.8 million for the financial year ended March 31, 2024. This increase is driven by other depreciation and amortization associated with increases in depreciation of capitalized leases and depreciation of capitalized expenses as detailed below.
Our other depreciation and amortization expense increased by EUR10.6 million, or 27.0%, to EUR50.0 million for the financial year ended March 31, 2025, from EUR39.4 million for the financial year ended March 31, 2024. This increase was driven by increases in depreciation of capitalized leases and by higher amortization expenses associated with increased capitalized expenses as part of the Global Blue’s objective to continue to invest in innovation, through development of new features and services to improve TFS success ratio as well as new offerings in the Payments and PPS segments.
Our amortization of intangible assets acquired through business combinations expenses remained stable for the financial year ended March 31, 2025, at EUR4.4 million, as there were no new business combinations and the existing assets didn’t reach the end of their useful life.
Net finance income/(cost)
Our net finance cost decreased by EUR51.0 million, or 101.4%, to an income of EUR0.7 million for the financial year ended March 31, 2025, from an expense of EUR50.3 million for the financial year ended March 31, 2024, primarily driven by gains from the two term loan debt modifications, partially offset by lower interest income, by less favorable FX rates and by higher interest expenses due to higher average rates cost.

Income tax expense
Our Income tax expense increased by EUR15.2 million, or 57.1% to EUR41.8 million for the financial year ended March 31, 2025, from EUR26.6 million for the financial year ended March 31, 2024. These increases are mainly due to the increase of profit before tax (for the reasons discussed above).
Profit for the period
Our profit for the period increased by EUR72.6 million, or 347.0% to EUR93.6 million for the financial year ended March 31, 2025, from EUR20.9 million for the financial year ended March 31, 2024. The profit for the period increased as a result of the factors described above.

Non-IFRS Financial Measures
Other metrics that our management considers regarding our results of operations are adjusted net finance costs, adjusted EBITDA, adjusted EBITDA margin, adjusted tax expenses, adjusted profit before tax, adjusted net income (group share), adjusted effective tax rate, variable adjusted operating expenses, fixed adjusted operating expenses, adjusted operating expenses and net debt.
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
Adjusted Net Finance Costs
The table below provides a reconciliation between Net Finance Costs to adjusted Net Finance Costs for the periods presented:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Net finance income/(cost)	0.7	(50.3)
Gain from debt modifications	(55.9)	—
Adjusted Net Finance Costs	(55.2)	(50.3)
Gain from debt modifications
Our EUR55.9 million gain from the two debt modifications for the financial year ended March 31, 2025, is due to the fact that the carrying value of the Term Loan was reduced by EUR55.9 million in total, with the corresponding gain recognized in the income statements.

Adjusted Net Finance Costs
Our Adjusted net finance cost increased by EUR4.9 million, or 9.7%, to EUR55.2 million for the financial year ended March 31, 2025, from EUR50.3 million for the financial year ended March 31, 2024, primarily driven by higher interest expenses due to higher average interest rates, less favorable FX rates and reduced interest income.
Adjusted EBITDA
The table below provides a reconciliation between profit for the year to adjusted EBITDA and adjusted EBITDA margin for the periods presented:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Profit for the year	93.6	20.9
Profit margin (%)	18.4%	5.0%
Income tax expense	41.8	26.6
Net Finance Costs	(0.7)	50.3
Operational Exceptional items(i)	13.3	7.0
Depreciation and amortization	54.4	43.8
Adjusted EBITDA	202.4	148.7
Adjusted EBITDA margin (%)	39.8%	35.2%

(i) Operational Exceptional items consist of items which we do not consider indicative of its ongoing operating performance, not directly related to ordinary business operations and which are not included in the assessment of management performance, excluding finance exceptional items, which comprise gains from debt modification (namely repricing of term loan), which is linked to non-recurring modifications of the senior debt terms. Set forth below is an overview of exceptional items for the periods presented. See “Exceptional Items” below for further discussion.
Note: Sum may not foot to total due to rounding.

Our Adjusted EBITDA increased by EUR53.7 million to EUR202.4 million for the financial year ended March 31, 2025 from EUR148.7 million for the financial year ended March 31, 2024. As noted above, the improvements in performance are primarily driven by an increase in revenue, partially offset by increased adjusted operating expenses associated with increased revenues (volumes) and additional investments in the company's strategic functions.
See “Adjusted Operating Expenses” for reconciliation and discussion of adjusted operating expenses, variable adjusted operating expenses and fixed adjusted operating expenses.
The table below shows the breakdown of total adjusted EBITDA by segments:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
TFS Adjusted EBITDA	256.7	196.8
Payments Adjusted EBITDA	41.4	39.7
PPS Adjusted EBITDA	(3.1)	(4.8)
Central costs	(92.7)	(83.1)
Total Adjusted EBITDA	202.4	148.7

Adjusted Net Income (Group Share)
The table below provides a reconciliation of profit attributable to owners of the parent to adjusted net income (group share) for the periods presented:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Profit attributable to owners of the parent	84.3	14.0
Exceptional items(i)	(42.7)	7.0
Amortization of intangible assets acquired through business combinations	4.4	4.4
Tax effect of adjustments(ii)	8.8	1.5
Adjusted net income (Group Share)	54.9	26.9

(i) Refer to footnote (a) in the reconciliation of profit/(loss) for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” below for further discussion.
(ii) The exclusion of exceptional items and amortization of intangible assets acquired through business combinations mechanically impacts tax payment as detailed below. There are certain exceptional income tax expenses, which are not related to the financial period and, as such, are excluded. Set forth below is an overview of such expenses for the periods presented.

Our adjusted net income (group share) improved by EUR28.0 million, or 104.2% to a EUR54.9 million for the financial year ended March 31, 2025, from a EUR26.9 million profit for the financial year ended March 31, 2024.

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Income Tax expenses related to Amortization of intangible assets acquired through business combination	0.9	2.3
Tax impact of exceptional items	(6.7)	0.6
Exceptional income tax expense(1)	(3.0)	(4.4)
Tax effects of adjustments	(8.8)	(1.5)
(1) Exceptional income tax expenses primarily relate to items related to previous years

Adjusted Effective Tax Rate
The table below provides of a reconciliation of income tax expense to adjusted effective tax rate for the periods presented:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
(i) Income tax expense	(41.8)	(26.6)
Tax effect of adjustments(a)	8.8	1.5
(ii) Adjusted tax expense	(33.0)	(25.1)
(iii) Profit before tax	135.4	47.5
Exceptional items(b)	(42.7)	7.0
Amortization of intangible assets acquired through business combinations	4.4	4.4
(iv) Adjusted Profit before tax	97.2	59.0
(i)/(iii) Effective tax rate (%)	30.9%	56.0%
(ii)/(iv) Adjusted effective tax rate (%)	33.9%	42.6%

(a) Refer to footnote (b) in the reconciliation of reconciliation of profit for the period to adjusted net income (group share).
(b) Refer to footnote (a) in the reconciliation of profit for the period to adjusted EBITDA and adjusted EBITDA margin above. See “Exceptional Items” below for further discussion.
Our Adjusted Effective Tax Rate is 33.9% for the financial year ended March 31, 2025, down from 42.6% for the financial year ended March 31, 2024. The lower adjusted effective tax rate for the financial year ended March 31, 2025 compared to the adjusted effective tax rate for the financial year ended March 31, 2024 is driven by the lower impact of the interest costs linked to higher operating results, which improve interest tax efficiency and some loss-making entities that started to recognize deferred tax assets on tax losses, resulting in overall lower adjusted tax expenses in relation to the adjusted profit before tax.
Adjusted Operating expenses
The table below provides the key breakdown of the operating expenses:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Operating expenses	(373.2)	(324.4)
Other depreciation and amortization	(50.0)	(39.4)
Amortization of intangible assets acquired through business combinations	(4.4)	(4.4)
Depreciation and amortization	(54.4)	(43.8)
Operational exceptional items(i)	(13.3)	(7.0)
Adjusted operating expenses	(305.5)	(273.6)
Variable adjusted operating expenses(ii)	(112.3)	(100.4)
Fixed adjusted operating expenses(iii)	(193.2)	(173.3)

(i) Operational exceptional items refers to exceptional items, excluding finance exceptional items, which comprise gains from debt modification (namely repricing of term loan), which is linked to non-recurring modifications of the senior debt terms.
(ii) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume.
(iii) Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and volume related operating expenses.

Adjusted Operating expenses
Our Adjusted operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR31.9 million, or 11.7%, to EUR305.5 million for the financial year ended March 31, 2025, from EUR273.6 million for the financial year ended March 31, 2024. This increase is due to the increases in both the variable and fixed adjusted operating expenses as detailed below.
Our Variable adjusted operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR11.9 million, or 11.9% to EUR112.3 million for the financial year ended March 31, 2025, from EUR100.4 million for the financial year ended March 31, 2024, mainly due to the increase in volumes in the same period as detailed above.
Our Fixed adjusted operating expenses (excluding exceptional items and depreciation and amortization) increased by EUR19.9 million or 11.5%, to EUR193.2 million for the financial year ended March 31, 2025, from EUR173.3 million for the financial year ended March 31, 2024, mainly driven by investments in certain strategic areas of the business, translating into higher number of employees, and to some extent, effects of inflation.
Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Business restructuring expenses(i)	(1.2)	(1.3)
Corporate restructuring expenses(ii)	(1.3)	(5.7)
Change in fair value of assets(iii)	(0.2)	(1.4)
Net loss on sale of assets(iv)	(0.1)	(0.6)
Share based payments(v)	(8.5)	(4.7)
Change in fair value of warrants and put options(vi)	1.1	9.3
Other exceptional items(viii)	(3.1)	(2.7)
Operational Exceptional items	(13.3)	(7.0)
Finance exceptional items(vii)	55.9	—
Total Exceptional Items	42.7	(7.0)

(i) Represents expenses associated mainly to severance expenses and business discontinuations, which are not regularly-occurring items and may vary from period to period.
(ii) Represents expenses related to refinancing and sell down, which are non-recurring events.
(iii) Represents expenses associated to non-recovered VAT on receivables and assets no longer used in Group’s operations.
(iv) Represents net sales of assets and comprise gains/losses on sales of property, plant and equipment, which are linked to minor operations outside the normal course of business and may vary from period to period.
(v) Represents the change in fair value of share options and restricted stock award grants, which may vary due to acquisition activities, factors influencing the estimated fair value of performance-based awards (namely ZigZag), forfeitures and plans granted during the period
(vi) Represents the change in fair value of warrants and put options (namely Yocuda and ZigZag), which may vary due to factors influencing the estimated fair value of the instruments.
(vii) Finance exceptional items comprise gains from debt modification (namely repricing of term loan), which is linked to non-recurring modifications of the senior debt terms.
(viii) Other exceptional items comprise non-recurring items, such as capital tax, hyper inflation and pension valuation.

Our exceptional items amounted to a benefit in the amount of EUR42.7 million for the financial year ended March 31, 2025, mainly from i) the EUR55.9 million gain that arose from the two debt modifications, partially offset by ii) EUR8.5 million of share based payments and iii) EUR3.1 million of other exceptional items of which EUR1.2 million are due to capital Tax.
Our exceptional items amounted to an expense in the amount of EUR7.0 million for the financial year ended March 31, 2024, relating mainly to i) EUR5.7 million of corporate restructuring expenses, of which EUR4.3 million are refinancing costs, ii) EUR4.7 million of share based payments, iii) of EUR2.7 million other exceptional items, of which EUR1.2 million are related to the exceptional pension valuation, iv) EUR1.4 million of change in fair value of assets costs, of which EUR0.6 million are related to trademark impairment and EUR1.3 million of corporate restructuring expenses in various countries for the financial year ended March 31, 2024, offset by EUR9.3 million of change in fair value of warrants and put options, of which EUR0.3 million are related to the change in fair value of warrants.

Net Debt
The table below provides a reconciliation of net debt for each of the periods presented:

	As of March, 31
Adjusted Net Debt	2025	2024
	(in EUR millions)
Net Debt	(444.5)	(525.0)
Lease liabilities - repayable within one year	12.1	8.8
Lease liabilities - repayable after one year	23.4	14.8
Financing costs	(23.6)	(23.8)
Gain from debt modifications	(55.9)	—
Borrowings - repayable within one year	0.8	0.9
Adjusted Net Debt	(487.7)	(524.3)
Cash and cash equivalents	123.8	87.5
Borrowings - repayable after one year	(611.5)	(611.8)

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
As of March 31, 2025, the Company’s had cash and cash equivalents of EUR123.8 million, which were predominantly held in Euros. EUR5.7 million of the Company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of March 31, 2025, Global Blue had additional available liquidity of EUR101.0 million, consisting of a EUR97.5 million central Revolving Credit Facility (“RCF”), and EUR3.5 million of uncommitted local credit facilities.
As of March 31, 2025, the Group had EUR532.7 million of interest-bearing loans and borrowings recorded on its statements of financial position, consisting of EUR586.4 million of long-term financing (EUR610.0 million senior debt facility less EUR23.6 million of capitalized financing fees) and EUR55.9 million sourcing from the gain from the debt modification and EUR2.3 million in other bank loans.
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of March 31
	2025	2024
	(in EUR millions)
Non-current financing—senior debt facility(i)	610.0	610.0
Capitalized financing fees(ii)	(23.6)	(23.8)
Gains from debt modification(iii)	(55.9)	0.0
Other bank loans(iv)	2.3	2.7
Total interest-bearing loans and borrowings	532.7	588.9

(i) Represents the long-term financing - Term loan facility.
(ii) Represents costs incurred in relation to refinancing our indebtedness.
(iii) Consists of gains from debt modification.
(iv) Consists of local credit facilities available in certain jurisdictions.

The Facilities Agreement governs the EUR610.0 million Term Loan Facility (“TLF”) and the EUR97.5 million RCF (each as defined in “Banking Facilities and Loans”). The RCF includes a swingline sub-facility which allows up to EUR20 million of the RCF to be utilized by way of Euro-denominated swingline loans.
In December 2023, Global Blue drew down the TLF to fully repay the Old Term Loan Facility and Old Revolving Credit Facility.
The TLF will mature on December 5, 2030, and the Revolving Credit Facility on October 15, 2030. Borrowings under the TLF bear interest at a rate of EURIBOR and an initial applicable margin of up to 5%, which may be reduced based on the Net Leverage Ratio (as defined in the Facilities Agreement). Borrowings under the

Revolving Credit Facility bear interest at a rate of EURIBOR and an initial applicable margin of up to 4.50%, which may be reduced based on the Company’s Net Leverage Ratio; for further details, see “Banking Facilities and Loans.”
Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	For the financial year ended March 31
	2025	2024
	(in EUR millions)
Net cash from operating activities	160.9	120.1
Net cash used in investing activities	(45.6)	(39.6)
Net cash used in financing activities	(81.9)	(233.8)
Net foreign exchange difference	2.9	0.3
Net increase / (decrease) in cash and cash equivalents	36.3	(153.1)
Cash and cash equivalents at the beginning of the year	87.5	240.5
Cash and cash equivalents at the end of the year	123.8	87.5
Net increase / (decrease) in cash and cash equivalents	36.3	(153.1)

Note: Sum may not foot to total due to roundings

Cash flow from operating activities
Net cash from operating activities consists of profit before tax, as adjusted for depreciation and amortization, net financial costs, other non-cash items, income tax paid and changes in net working capital.
Net cash from operating activities was EUR160.9 million for the financial year ended March 31, 2025 driven by inflows from results of operations, partially offset by an outflow of income tax paid of EUR34.9 million.
Net cash from operating activities was EUR120.1 million for the financial year ended March 31, 2024 driven by inflows from results of operations, offset by an outflow of net working capital of EUR3.4 million, EUR17.3 million of income tax paid and Exceptional Items of EUR7.0 million.

Cash flow used in investing activities
Net cash flow used in investing activities primarily consists of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of subsidiaries and non-current financial assets intended to generate profit in the future.
Net cash used in investing activities was EUR45.6 million for the financial year ended March 31, 2025 driven by an outflow of EUR40.4 million for internally generated intangible assets, an outflow of EUR6.8 million for the purchase of property, plant and equipment, an outflow of EUR3.7 million for the purchase of intangible assets and an outflow of EUR1.8 million for acquisitions of non-current financial assets, partially offset by an inflow of EUR4.3 million of interest received and by an inflow of EUR2.8 million of receipts from sale of non-current financial assets.
Net cash used in investing activities was EUR39.6 million for the financial year ended March 31, 2024 driven by an outflow of EUR33.7 million for internally generated intangible assets, an outflow of EUR4.2 million of purchase of property, plant and equipment, an outflow of EUR4.0 million for acquisitions of non-current financial assets of which EUR 0.5 million for a increase participation in Toshi as well as EUR 3.5 million in bank guarantees to suppliers and an outflow of EUR1.6 million of purchase of intangible assets, partially offset by an inflow of EUR3.6 million of interest received.

Cash flow used in financing activities
Net cash used in financing activities primarily consists of Interest Paid, proceeds from the issuance of share capital, principal elements of lease payments and proceeds from borrowings.
Net cash used in financing activities is EUR81.9 million for the financial year ended March 31, 2025 mainly driven by an outflow of EUR51.4 million for interest paid, an outflow of EUR13.6 million of principal elements of lease payments, an outflow of EUR3.4 million for acquisition of treasury shares, an outflow of EUR3.4 million for financing fee related to loans and borrowings, and an outflow of EUR3.0 million for payment for hedge instrument.
Net cash used in financing activities was EUR233.8 million for the financial year ended March 31, 2024 mainly driven by an outflow of EUR630.0 million for the repayment of loans and borrowings, EUR99.0 million for the repayment of revolving credit facilities, EUR61.3 million for the repayment of loans and borrowings due to shareholders, EUR59.0 million for interest paid and EUR24.5 million for financing fee related to loans and borrowings and EUR10.7 million of principal elements of lease payments offset by proceeds from loans and borrowings of EUR610.0 million and also by proceeds from issuance of share capital of EUR45.7 million.
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
Years ended March 31, 2025 and 2024
Global Blue recorded a net working capital inflow of EUR1.2 million for the financial year ended March 31, 2025, reflecting a decrease of trade receivables, notwithstanding the increased volumes, attributable to VAT-collection days shortening initiatives in certain countries, and an increase in trade payables attributed to volume-driven merchant commission payables.
Global Blue recorded a net working capital outflow of EUR3.4 million for the financial year ended March 31, 2024, driven by the increased needs in the Payments segment, partially offset by the TFS segment mainly linked with the recovery of the business.
Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software). We have made no material firm commitments with respect to our principal future investments.
Years ended March 31, 2025 and 2024
Global Blue’s capital expenditure increased by EUR11.5 million or 29.0% to EUR50.9 million for the financial year ended March 31, 2025 from EUR39.4 million for the financial year ended March 31, 2024. Of the EUR11.5 million increase, EUR6.8 million are related to an increase of payments for capitalized intangible assets as the company continues to invest in future innovation, EUR2.1 million increase related to purchase of intangible assets and by an increase of EUR2.6 million related to property, plant and equipment, notably, in IT equipment.

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
Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread subject to mechanisms of increase or decrease depending on Global Blue’s leverage (the “TL Margin”). Global Blue has entered into two derivative financial instruments to partially hedge the interest rate risks associated with the indebtedness under the Term Loan Facility.
The Revolving Credit Facility provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor), plus a spread subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio (the “RCF Margin”).
The specific original level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Group’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

Company's Leverage	TL Margin
> 3.30:1	5.00%
≤ 3.30:1 but > 2.80:1	4.75%
≤ 2.80:1	4.50%

Company's Leverage	RCF Margin
> 3.85:1	4.50%
≤ 3.85:1 but > 3.60:1	4.25%
≤ 3.60:1 but > 3.35:1	4.00%
≤ 3.35:1 but > 3.10:1	3.75%
≤ 3.10:1	3.50%

On May 5, 2024, the Group successfully completed the repricing of the Term Loan Facility, by reducing the interest rate margin by 100 basis points, as detailed below:

Company's Leverage	Modified TL Margin (1st repricing)
> 3.30:1	4.00%
≤ 3.30:1 but > 2.80:1	3.75%
≤ 2.80:1	3.50%
All the other terms and conditions remained unchanged.
On December 5, 2024, the Group successfully completed the second repricing of the Term Loan Facility, by further reducing the interest rate margin applicable to the Group, as detailed below:

Company's Leverage	Modified TL Margin (2nd repricing)
> 2.00:1	3.25%
≤ 2.00:1	3.00%
All the other terms and conditions remained unchanged.
Following the aforementioned second repricing occurred in November 2024, the Group successfully reduced the interest rate margin applicable to the Revolving Credit Facility, as detailed below:

Company's Leverage	Modified RCF Margin
> 2.75:1	2.75%
≤ 2.75:1 but > 2.50:1	2.50%
≤ 2.50:1 but > 2.25:1	2.25%
≤ 2.25:1 but > 2.00:1	2.00%
≤ 2.00:1	1.75%
The EURIBOR rate is subject to a “floor” of 0.0%, and the Group may select interest periods of one, two, three or six months and interest is paid on the last business day of each interest period. Furthermore, the Group is required to pay a commitment fee at a rate per annum equal to 30% of the applicable margin on the Revolving Credit Facility.
Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) quarterly compliance with a leverage ratio test starting on December 31, 2024 (defined as the ratio between total net indebtedness and Consolidated EBITDA and calculated on a rolling 12-month basis) not to exceed 8.00:1 and each financial year ending thereafter (leverage ratio test can be waived if the aggregate amount of cash available and RCF withdrawn amount is above EUR39 million); (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the Business Combination).

As of March 31, 2025 no leverage ratio test was carried out as the aggregate amount of cash available and RCF withdrawn amount was above EUR39 million as of December 31, 2024 and March 31, 2025.
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
As of March 31, 2025, EUR5.7 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where cash centralization is restricted. The majority of such restrictions are due to capital controls applied by the country where the cash is situated, which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.
Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and such facilities as of March 31, 2025 were limited to EUR3.5 million. The Local credit facilities may be subject to restrictions and as of March 31, 2025 none of these local overdraft facilities are committed in nature.
Other bank loans
During the financial year ended March 31, 2023 the Group, through its business combinations, acquired a number of small bank loans each ranging from EUR0.2 million to EUR0.9 million. The total outstanding balance of these loans was EUR2.3 million as of March 31, 2025, of which EUR0.8 million is of a short-term nature. The interest rate of these small loans ranges between 0.57% to 4.78%, and they have maturities up to December 31, 2028.

C. Research and development, patents and licenses etc.
Global Blue is heavily focused on innovation and, as such, Global Blue’s technology platform continues to evolve and provides new features. Global Blue’s annual technology spend (including technology operating expenses and capital expenditure) amounting to an average of 16% of its revenue over the period between April 1, 2014 to March 31, 2025 or EUR630.3 million in aggregate. As of March 31, 2025, Global Blue had more than 50 new products in the pipeline, which Global Blue intends to roll out in the medium term to enhance the travelers’ and merchants’ experience.
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

D. Trend information
Global Blue's results of operations are highly dependent on international travel and the economic conditions that support it. Following the challenges posed by the COVID-19 outbreak and its impact on international travel, Global Blue has fully recovered, and its revenue for the financial year ended March 31, 2025 increased by 20% versus the financial year ended March 31, 2024. The following elements are key to Global Blue's future growth:

1.International Travel Recovery & gearing towards luxury experiences
The recovery of international travel is benefiting both Global Blue's TFS and FX solution businesses with the number of international travelers to Global Blue Tax-Free destinations growing by 9% when compared to the financial year ended March 31, 2024. Key traveler destinations in Europe, such as France, Italy, and Spain, have demonstrated strong momentum, while in APAC, Japan continues benefiting from a weak Japanese Yen, attracting tourists from all Asian destinations. In the same time, international travelers are increasingly geared toward luxury experiences, with luxury brands investing heavily in the creation of 360-degree brand experiences, expanding into hospitality, food and immersive discovery into the brand heritage. These combined trends are benefiting and expected to continue benefiting mainly Global Blue's TFS business.
2.Increase of Average Spend
The current spend-per-traveler trend has continued to be substantially higher when compared to the financial year ended March 31, 2024 with Global Blue noting an average spend-per-traveler increase of approximately 23%. This is primarily due to the luxury brands’ increased pricing strategy (consisting of annual price increases, but also deliberate price gaps between destination and source countries), and an international traveler mix skewed more towards affluent1, HNWI2 (Higher Net Worth Individuals), and UHNWI3 (Ultra High Net Worth Individuals) shoppers who represent approximately 70% of Global Blue’s total SiS. To be also noted that the latter’s contribution into TFS significantly exceeds the percentage of the overall population shopping luxury goods, which is approximately 32%, and these shoppers are demonstrating greater resilience to inflationary pressures, with approximately half claiming that their shopping behavior is not impacted by such pressures. In the same time, key traveler nationalities, such as US nationals who, historically have been underrepresented in the luxury business, are discovering luxury, with leading luxury brands significantly investing into their retail presence in US markets, thus increasing US shoppers’ awareness and familiarity with more luxury brands. This, when combined with a favorable currency and stock market performance led to a 17% US shoppers’ progression in Europe when compared to the prior financial year. This trend is benefiting, and expected to continue benefiting mainly Global Blue’s TFS business.
3.Minimum Purchase Amount (MPA)
An increasing number of sales transactions are eligible to Tax Free shopping as the MPA has been reduced in multiple locations including France, and Italy, thus benefiting Global Blue's TFS business.
4.Continuous Digitalization Increase
Digital and mobile payments, as well as the adoption of instant payment infrastructure by governments, will continue to benefit Global Blue's Payments business. Moreover, the digitalization of the traveler’s experience is leading to a stronger engagement across all touchpoints (for example, eligibility detection, paperless Tax-Free form, early refunds, adoption of digitalization of export validation by additional countries etc.) by simplifying the customer journey and reducing friction, thus contributing to the improvement of Global Blue's transaction success ratio in the TFS business.
5. Ongoing Demand for Contactless and Mobile Payments Driven by Consumer Demand
With consumer payment methods migrating from cash and physical cards to mobile methods, including Apple and Android Pay, Global Blue is well-positioned to capitalize on this trend. The company already supports several digital solutions, integrated into merchants' payment systems, enabling it to engage directly with travelers at various points of the travel cycle. The growth towards the digital wallet also provides merchants/retailers with the opportunity to engage and interact with shoppers using data provided by Global Blue and create personalized marketing programs.
1 Shoppers spending globally between EUR 3-20 thousand per annum
2 Shoppers spending globally between EUR 20-70 thousand per annum
3 Shoppers spending globally in excess of EUR 70 thousand per annum

In the Payments business, the Group has already been granted patents in relation to contactless payments and cross-border currency conversion in countries such as Japan, New Zealand, Singapore, and the United Kingdom, which are expected to directly benefit the Group. Moreover, our hotel gateway is integrated with a number of mobile check-in solutions leveraged by hotel groups in different countries.
6.Integrated Software Payment Solutions Demand by Retail / Hospitality Sector
Global Blue is well placed to capitalize the need for enhanced customer experience as well as improved card security requirements including tokenization of card data within the POS and PMS environments. The solutions Global Blue has developed for the hospitality sector allow merchants to interact and process transactions remotely and in an automated mode, improving the customer experience and automating merchant processes, whilst tokenizing all card data which is a key driver for international hotel groups that wish to protect their brands from data breaches.
7.Retailers’ Demand for the Improvement of the Post-Purchase experience of their Customers
Retailers' strong focus on enhancing the shoppers' post-purchase experience continues, with a focus on increasing customer loyalty and repeat purchases. This is expected to fuel further growth of Global Blue's PPS business. A single-client cross-channel view will enable the collection of big data, which will play a big part in creating personalized experiences. Another notable e-commerce trend is the shift from fully-free returns for all online customers to a focus on monetizing this part of the shopping journey, either through paid returns or value-added services. This creates an opportunity for Global Blue's PPS business to upsell and further expand its value proposition.

E. Critical accounting estimates
Global Blue prepares its consolidated financial statements in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). For more information about the critical accounting estimates and judgements, see Note 4 Critical accounting estimates and judgements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management
Board of Directors
The table below outlines the name, age and position of the current members of the Board of Directors. Age references in the table below are as of June 2, 2025. The business address for our executive officers and directors is c/o 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland.

Directors	Age	Position
Thomas W. Farley	49	Chairman of the Board of Directors, Director
Jacques Stern	60	Chief Executive Officer, Director
Ulf Pagenkopf	39	Director
Christian Lucas	55	Director
Joseph Osnoss	47	Director
Pietro Candela	54	Director
Eric Strutz	60	Director
Eric Meurice	68	Director
Tom Klein	62	Director

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
Pietro Candela has served as a member of Global Blue’s board of directors since 2024. Mr. Candela has been the general manager of Alipay+ in Europe since March 2024. Mr. Candela joined Alipay in 2016 and successively served various leadership roles including head of business development of Alipay Europe between 2019 and 2022 and head of business development of Alipay+ in Europe and Middle East between 2022 and 2024. Mr. Candela also sits on the board of Casta Diva Group, a listed communication company. Prior to joining Alipay, Mr. Candela was a Partner of EY within EMEIA Advisory Center and also a partner at Booz within the European Communication Media & Technology practice, leading the Digital Business & Technology practice in Italy. Mr. Candela obtained a degree in Electronics Engineering and an MBA from the Polytechnic of Milan.
Eric Strutz has served as an independent member of Global Blue’s board of directors since 2018. In addition to serving on Global Blue’s board of directors, Dr. Strutz is a member of the board of directors and Chairman of the Risk Committee of HSBC Bank PLC. He is also a member of the board of directors and the Chairman of the Risk and Audit Committee of Luxembourg Investment Company 261. Dr. Strutz is also the Managing Director of Monipack Gbr. Dr. Strutz was member of the Board of Directors and Vice Chairman of Partners Group until May 2021 and Chief Financial Officer and a member of the board of managing directors of Commerzbank AG until March 2012. Prior to joining Commerzbank AG, Dr. Strutz was employed by the Boston Consulting Group from 1993, where he was Vice President, Director and Partner as from 2000. He studied at the Universities of Erlangen-Nürnberg and St. Gallen and holds an M.B.A. from the University of Chicago Graduate School of Business, as well as a Doctorate summa cum laude in Business Administration from the University of St. Gallen (Switzerland).
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
Executive Management
The table below outlines the name, age and position of the current members of the Executive Management. Age references in the table below are as of June 1, 2025.

Name	Age	Position
Anamaria Tudor	35	Senior Vice President & Global Human Resources Director
Damian Cecchi	52	Senior Vice President of Payments
Fabio Ferreira	52	Chief Technology Officer
Gavin Ingram	52	Chief Operating Officer Asia Pacific (Excluding Japan)
Jacques Stern	60	Chief Executive Officer
Jeremy Henderson-Ross	48	General Counsel and Company Secretary
Jeremy Taylor	49	Senior Vice President Operations
Jorge Casal	57	Senior Vice President New Markets, Americas and Public Affairs
Laurent Delmas	61	Chief Operating Officer South & Eastern Europe, Middle East
Pier Francesco Nervini	56	Chief Operating Officer North and Central Europe and Global Accounts
Roxane Dufour	43	Chief Financial Officer
Tomas Mostany	53	Senior Vice President Strategy and Chief Product Officer
Virginie Alem	39	Chief Marketing Officer & Chief Operating Officer Japan

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
Gavin Ingram has served as Global Blue’s Chief Operating Officer Asia Pacific (excluding Japan) since 2025, and prior to that as General Counsel Asia Pacific & VP of Strategic Planning since joining Global Blue in mid-2014. Prior to joining Global Blue, Gavin worked as Legal Director Asia for AdventBalance (now Lawyers on Demand) and as Corporate Counsel Asia for BlueScope Steel, where Gavin was based in Singapore for 14 years.
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
Laurent Delmas has served as Global Blue’s Chief Operating Officer—Europe South since joining Global Blue in 2016 and as Global Blue’s Chief Operating Officer Eastern Europe &, Middle East since 2025. He started his career in 1989 at Edenred, where he held various management positions, including Managing Director USA, Managing Director United Kingdom and, from 2009 to 2016, Managing Director France. Mr. Delmas holds a business degree from ESSEC Business School.
Pier Francesco Nervini has served as Global Blue’s Chief Operating Officer—Europe North and Global Accounts since 2014 and as Global Blue’s Chief Operating Officer Central Europe since 2025. He joined Global Blue in 2004 as Managing Director for DCC in Italy and later held the positions of Managing Director for Global Blue Italy from 2005 to 2009, Vice President Global Accounts from 2009 to 2014 and Head of Commercial Europe from 2014 to 2015. He started his career in 1995 at Philips and later Dun & Bradstreet, where he held various management positions. Mr. Nervini holds a degree in Marketing from the Università degli Studi di Firenze.

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
Virginie Alem joined Global Blue in 2019 and currently serves as Global Blue’s Chief Marketing Officer since 2021 and as Chief Operating Officer Japan since 2025. Prior to Global Blue, she served for 7 years roles in Financial Communication and Investor Relations at Accor and Edenred, following which she joined the Italian Edenred Executive Committee to manage Business and Product development from 2015 to 2019. She holds a MBA from ESSEC Business School.

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
Executive Management - Compensation components for Fiscal Year 2025
Base Salary
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
2019 Employee Share Option Plan

In June 2019, Global Blue implemented an employee share option plan to encourage the long-term commitment and retention of a limited number of members of its management. Options granted under the option plan, represent options to acquire approximately 486,527 ordinary shares in the aggregate at a strike price of US$10.59. The resulting options vest in two stages, with 50% vested on June 24, 2022 and 50% vesting on June 24, 2024.
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
Termination of Service: Pursuant to the MIP, if an award holder ceases to be an employee before one or more tranches of such award holder’s awards have vested due to any reason other than a dismissal for cause or resignation, the next tranche which would otherwise have vested, shall vest on a pro-rated basis (calculated with reference to the period between the grant date and the cessation date), subject to any additional deductions determined by the Board to reflect the degree to which any performance conditions relevant to such tranche had not been met at the cessation date. The remainder of such tranche and any other tranche which has not yet vested shall lapse. If an award holder ceases to be an employee due to dismissal for cause or resignation, all tranches of such award holder’s award which have not yet vested shall lapse with immediate effect on the cessation date. Save as otherwise provided above, if an award holder gives or receives notice of termination of employment (whether or not lawfully given or received), no tranche shall vest during such notice period. In the case of Options, the award holder may exercise the Options in the pro-rated tranche referred to above, during the 90-day period (or in the case of death, the 12-month period) beginning on the cessation date, provided that the date of exercise is prior to the sixth anniversary of the grant date.

Delisting without Change of Control: In accordance with the MIP, in the event that the Company is delisted without a change of control, the Company shall settle or repurchase any vested awards in cash at an amount per share equal to the fair value of a share, as determined by the Board in good faith having regard to all factors it deems relevant, which may include but not be limited to the most recently prevailing market price for the shares and the reasons for the delisting. In respect of any awards which have not vested prior to delisting: (i) any applicable performance conditions attached to those awards shall be deemed to be satisfied upon delisting, (ii) the vesting schedule applicable to such awards shall continue (unless the vesting of each tranche of an award has automatically accelerated so that each tranche shall vest on the date of such delisting) and (iii) cash settlement or repurchase of such awards shall only be required to take place once such awards have vested and provided that no cessation date has occurred in respect of the award holder.

Malus and Clawback Provisions: Unless otherwise stated in an award certificate, awards granted under the MIP shall be subject to pre-determined malus and clawback provision
2020 Employee Restricted Stock Awards
Each award vests over a four-year period in tranches determined by the Board of Directors for each participant. 50% of each RSA is not subject to any performance targets. 50% of each RSA is subject to performance targets based on earnings per share growth and absolute and relative total shareholder return.
On August 29, 2024, under the MIP, Global Blue granted 1,558,505 RSAs to its employees. Under this plan, participants are granted Company’s ordinary shares if they remain in the employment of the Company, and certain market and non-market conditions are met. The award is vesting over a 4-year period with 25% of the RSAs vesting on August 29, 2025 (except for French residents vesting on August 30, 2025), 25% on August 29, 2026, 25% on August 29, 2027, and 25% on August 29, 2028. For the CEO and the Members of Executive Management the award is vesting over a 2-year period with 50% of the RSAs vesting on August 29, 2025, and the remaining 50% on August 29, 2026.
Since the plan was adopted, 5.4 million RSAs have been granted, out of which 2.2 million have already vested, 0.7 million lapsed, and 2.5 million will vest in future years.
On February 2025, Global Blue adopted an amended and restated MIP to provide for (i) the cash settlement of RSAs upon a change of control and (ii) the lapse of any performance conditions applicable to such RSAs upon an change of control.
Change of Control: Under the amended MIP, in the event of a change of control, any applicable performance conditions attached to the awards (whether vested or not) shall be deemed to be satisfied upon such change of control and the Board may in its absolute discretion decide whether and to what extent each tranche of an award that has not vested shall vest on an accelerated basis. The Board shall notify award holders of any accelerated vesting within a reasonable period. The Board may decide that the accelerated vesting and any exercise of Options shall be conditional on the change of control actually occurring and shall be treated as having not occurred if the change of control does not occur. In the event that there is a change of control (with or without the Company being delisted) and the award holder does not receive an offer to sell or tender his or her shares which are the subject of his or her awards in connection with such change of control, then to the extent the award holder’s awards (or any tranche(s) thereof) have not vested on an accelerated basis or pursuant to the award holder's award certificate: (i) the company may at its sole discretion cancel any such awards (or tranches) in exchange for a future entitlement to cash from the company for such award holder ("Cash Entitlement"), (ii) the vesting schedule applicable to such awards shall continue to apply instead to the Cash Entitlement and (iii) upon vesting in accordance with the vesting schedule, the Company shall settle or repurchase any vested awards in cash at the price per share implied by the change of control transaction, provided that if the award holder ceases to be an employee before the applicable vesting date: (i) due to a dismissal for cause or resignation, he or she shall forfeit their Cash Entitlement in its entirety from the cessation date; or (ii) other than due to a dismissal for cause or resignation, he or she shall retain a Cash Entitlement equivalent to the full amount of the next tranche that would have vested (which for the avoidance of doubt shall be payable upon vesting and not the cessation date and shall not be subject to any pro-rata deductions based on such cessation date) and shall forfeit all other remaining Cash Entitlement.
In the event of a change of control in which the accelerated vesting of an award (or a tranche of an award) occurs pursuant to the above (and provided that the relevant shares have not been allotted and issued to such award holder), the Company may elect at its sole discretion that such award holder receives a cash payment in lieu of shares in respect of such vested award (or vested tranche) from or on behalf of the Company ("Cash Settlement"). The Cash Settlement shall be a sum equal to the amount of proceeds which the award holder would have received if it had been allotted and issued the relevant shares pursuant to the above, and the resulting shares had participated in the relevant change of control transaction and received solely cash consideration in respect of those shares, being (i) the applicable number of shares multiplied by (ii) the price per share implied by the change of control transaction ("Cash Settlement Amount"). The Company shall make or procure payment of the Cash Settlement Amount to the award holder on, prior to, or as part of the funds flow in connection with, the change of control transaction, as the Company may elect in its sole discretion. On receipt of the Cash Settlement Amount by the award holder, the Company shall have fully and finally satisfied its obligations to the relevant award holder in respect of the relevant vested award (or vested tranche). All vested awards (or vested tranches) shall be cancelled, and any and all rights exercisable, shall lapse and cease to be exercisable, on the date of the change of control.
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
Since the plan was adopted, 7.9 million SOPs were granted, adjusted down to 6.2 million SOPs granted following the choice of employees to replace their original award with the amended SOP detailed above, of which 4,6 million have already vested, 0,16 million lapsed and 1,6 million will vest in future years.
On March 12, 2024, Jacques Stern entered into a new Stock Option Award Certificate to exchange and replace options issued pursuant to the 2020 SOP; see “Jacques Stern Service Agreement – SOP” below.

On February 16th, 2025 as part of the adoption of an amended and restated MIP, Global Blue amended the SOP to provide for full vesting and cash settlement of the Options upon a change of control and for the cancellation of Options with a per share exercise price equal to or greater than the price per share implied by such transaction.

Pursuant to the amended SOP, in the event of a change of control, the vesting of each tranche of an award shall automatically accelerate so that each tranche shall vest on the date of the change of control. The award holder may exercise all or any of the Options in a tranche that has so vested within a reasonable period to be specified by the Board for that purpose, such period to end on or before the date on which the change of control becomes effective, and such exercise shall be effective upon the change of control. The Board shall have discretion to determine that any Options in any such vested tranche that are not exercised in such manner shall lapse. The Board shall notify award holders of any accelerated vesting within a reasonable period. The Board may decide that the accelerated vesting and any exercise of Options shall be conditional on the change of control actually occurring and shall be treated as having not occurred if the change of control does not occur.
In the event of a change of control in which an award holder may validly exercise Options in a tranche, vesting of which has automatically accelerated pursuant to the above (and provided that the relevant shares have not been allotted and issued to such award holder), the Company may elect at its sole discretion that such award holder receives a cash payment in lieu of shares in respect of such exercise of Options from or on behalf of the Company ("Cash Settlement"). The Cash Settlement shall be an amount ("Cash Settlement Amount") equal to the product obtained by multiplying the number of shares issuable upon exercise of the award holder’s Option by the greater of: (a) zero; and (b) (i) the price per share implied by the change of control transaction, less (ii) the applicable exercise price. The Company shall make or procure payment of the Cash Settlement Amount to the award holder on, prior to, or as part of the funds flow in connection with, the change of control transaction, as the Company may elect in its sole discretion. On receipt of the Cash Settlement Amount by the award holder, the Company shall have fully and finally satisfied its obligations to the relevant award holder in respect of the relevant Options. All awards shall be cancelled, and any and all subscription rights exercisable in an exercise notice, or which were automatically exercised in connection with the change of control transaction, shall lapse and cease to be exercisable, on the date of the change of control. For the avoidance of doubt, any Option for which the Cash Settlement Amount is zero shall be cancelled and terminated without consideration as of the date of such change of control transaction.
Treatment of the Awards under the Transactions
Pursuant to the transaction agreement dated February 16, 2025, among the Company, Shift4 Payments, Inc. (“Shift4”) and subsequently GT Holding 1 GmbH (“GT”) (“Transaction Agreement”), GT undertakes to launch a tender offer to acquire 100% of Company shares (“Offer”) and a subsequent statutory squeeze-out merger (“Merger” and together with the Offer, “Transactions”). The Offer, if successful, qualifies as a change of control event under the MIP. Thus, the Board has decided that at the Acceptance Time (as defined in the Transaction Agreement), the awards shall be converted into the right to receive cash in accordance with MIP.
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
We have entered into letter agreements with each member of the Company's Executive Management regarding the treatment of their RSAs upon the change of control as a result of the Transactions.
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
Bonus Entitlements of the Executive Management Pursuant to Agreements with Third Parties
Transaction Bonus Agreements
In connection with the Transaction Agreement, Global Blue Holding LP and SL Globetrotter LP (“Specified Shareholders”) entered into transaction bonus agreements (each, a “Transaction Bonus Agreement”) with Jacques Stern and certain other executives and key employees, in recognition of their extraordinary efforts in connection with the transaction and to incentivize them to continuously assist the Company through the successful consummation of the Transactions. Pursuant to the Transaction Bonus Agreements, each eligible recipient is entitled to receive a transaction bonus equal to a cash lump sum amount (“Transaction Bonus”), less applicable employee taxes and withholding taxes. The Transaction Bonus will be earned on the earlier to occur of (i) the consummation of the Merger (“Merger Closing”) and (ii) the date that is 10 weeks after the Acceptance Time (as defined in the Transaction Agreement), in each case, subject to the applicable employee’s continued employment through such date without (i) giving a notice of resignation prior to the Acceptance Time or (ii) receiving notice of the termination of his or her employment for cause prior to the Acceptance Time. Each Transaction Bonus, if earned, will be paid by the Specified Shareholders within 10 business days of the date on which it is earned, subject to conversion to local currency at the prevailing exchange rate. The aggregate amount of the Transaction Bonuses to be paid pursuant to the Transaction Bonus Agreements amounts to Euro 9,750,000. The highest Transaction Bonus amounting to Euro 6,000,000 is to be paid to Jacques Stern. If an eligible recipient forfeits the right to receive his or her Transaction Bonus, an amount equal to that Transaction Bonus will be reallocated pro rata to the other Transaction Bonus recipients.
In addition to the Transaction Bonus, pursuant to the Transaction Bonus Agreements, if the Merger Closing does not occur on or prior to the 12-month anniversary of the Acceptance Time (“Retention Bonus Expiration Time”), the Retention Bonus (as defined below) for each eligible recipient thereof will expire and be cancelled, and to the extent that such eligible recipient was otherwise entitled to the Retention Bonus as a result of satisfying all applicable conditions under the Retention Bonus Agreement (as defined and described below) through the Retention Bonus Expiration Time, such Retention Bonus will be replaced with a transaction bonus amount equal to the amount of such expired Retention Bonus (“Second Transaction Bonus”), payable by the Specified Shareholders, subject to the same conditions as the original Retention Bonus, within 10 business days of the Retention Bonus Expiration Time.
Retention Bonus Agreements
In connection with entering into the Transaction Agreement, Shift4 entered into retention bonus agreements (each, a “Retention Bonus Agreement”) with Mr. Stern and certain other members of the executive team to incentivize them to remain employed by and continuously assist the Company through the successful consummation of the Transactions and for a period of time thereafter. Pursuant to the Retention Bonus Agreements, each eligible recipient will be entitled to receive a cash lump sum amount (“Retention Bonus”), less applicable taxes and withholding taxes, following the end of the 12-month period following the Acceptance Time (“Retention Period”), subject to (i) the Merger Closing and (ii) continuous employment through the end of the Retention Period. If an eligible recipient provides notice of his or her voluntary resignation of employment prior to the end of the Retention Period, he or she will be considered continuously employed through the last day of such notice period for purposes of the Retention Bonus Agreement. To the extent an eligible recipient (i) provides notice of his or her voluntary resignation of employment and such notice period expires prior to the end of the Retention Period or (ii) receives notice of termination of his or her employment for cause during the Retention Period, such eligible recipient will forfeit any right to the Retention Bonus. Subject to, and effective upon, the Merger Closing, Shift4 will cause the Company or the affiliate thereof that employs the applicable Retention Bonus recipient to amend such individual’s employment contract to incorporate his or her Retention Bonus entitlement. If an eligible Retention Bonus recipient’s employment is terminated by the Company or the applicable affiliate without cause, or if the Company (or the applicable affiliate) does not implement the employment contract amendment described above within 30 business days following the Merger Closing, such Retention Bonus will become immediately due and payable in full. If such termination occurs prior to the end of the Retention Period, then any severance payments to such individual (excluding notice and non-competition payments) will be deemed to be included in the Retention Bonus and will not be paid in addition to the Retention Bonus. The aggregate amount of the Retention Bonuses to be paid pursuant to the Retention Bonus Agreements amounts to Euro 9,700,000. The highest Retention Bonus amounting to Euro 4,000,000 is to be paid to Jacques Stern. In the event that any eligible recipient forfeits the right to receive his or her Retention Bonus, an amount equal to that Retention Bonus will be reallocated as determined by Mr. Stern and Shift4 in good faith and payable at the end of the Retention Period.
Retention Bonus Letter Agreement
In connection with the Retention Bonus Agreements, the Specified Shareholders entered into a letter agreement (“Retention Bonus Letter Agreement”) with Mr. Stern (as representative for the eligible recipients of Retention Bonuses), to govern the payment by the Specified Shareholders of an amount equal to each eligible recipient’s Retention Bonus to such eligible recipients in certain circumstances, notwithstanding the forfeiture of the right to receive his or her Retention Bonus under the terms of the Retention Bonus Agreements.
Shift4 Retention Bonus Pool
In addition to the Retention Bonuses described above, Shift4 has set aside an aggregate cash amount of Euro10 million for purposes of allocating new retention bonuses (“Shift4 Retention Bonuses”) to employees of the Company and its affiliates pursuant to retention bonus letters to be entered into between Shift4 and each selected recipient at the Merger Closing. The recipients of the Shift4 Retention Bonuses have not yet been determined.
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
Board Compensation Structure
We do not currently pay our directors who are either employed by us, by SL Globetrotter L.P. (Silver Lake), by CK Opportunities Wolverine Sarl (“Certares”), by Partners Group or by Ant Group Co., Ltd, any compensation for their service as directors. For those directors receiving compensation, our director compensation program during the period starting on April 1, 2024, and ending on March 31, 2025 consisted of a combination of an annual fixed cash compensation, payable annually, and equity instruments not subject to any performance targets, under the Non-Executive Directors RSAs plan (as adopted by Global Blue on November 12, 2020, and explained under the section “Executive Management - Compensation components for Fiscal Year 24” above), as determined under the review process of the NCC and approved by the Board, as set forth below(1):

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

Board Compensation Amounts
In the period starting on April 1, 2024, and ending on March 31, 2025, the compensation of the members of the Board of Directors was as follows (in EUR thousands):

Name	Function	Gross Compensation	Employer’s Social & Pension Contributions	Long-term Incentive Plan	Total Compensation
Thomas W. Farley	Chairman, Director	—	—	—	—
Jacques Stern(1)	Chief Executive Officer, Director	—	—	—	—
Ulf Pagenkopf	Director	—	—	—	—
Christian Lucas	Director	—	—	—	—
Joseph Osnoss	Director	—	—	—	—
Pietro Candela(2)	Director	—	—	—	—
Guoming Chen(3)	Director	—	—	—	—
Thomas Klein	Director	—	—	—	—
Eric Strutz	Director	80	7	—	87
Eric Meurice	Director	80	5	—	85
Total		160	12	—	172

1.As member of the Executive Management, Jacques Stern receives no compensation for service on the Board of Directors. Compensation for Jacques Stern is included in below.
2.In September 2024 Pietro Candela replaced Guoming Cheng
3.Guoming Cheng left the Board in September 2024
No loans were extended to members of the Board or outstanding during the period starting on April 1, 2024, and ending on March 31, 2025. No payments to former members of the Board in connection with their former role or which are not at arm’s length were made during and with respect to such period, and no severance payments to any member or former member of the Board were made during and with respect to such period. No payments to related parties of members of the Board were made during such period.
Executive Management Compensation Amounts
For the period starting on April 1, 2024, and ending on March 31, 2025, the fixed and variable compensation of the members of the Executive Management was as follows (in EUR thousands, converted from other currencies as applicable at the average prevailing exchange rate over the reporting period):

Name	Gross Salary	Bonus(1)	Other Compensation(2)	Employer’s Social & Pension Contributions	Long-term Incentive Plan(3)	Total
Jacques Stern	750	738	9	394	3,225	5,116
Other Executives	4,066	1,983	348	1,619	6,410	14,426
Total Executive Management Compensation(4)	4,816	2,721	357	2,013	9,635	19,542

1.Does not include the bonus entitlements of the Executive Management pursuant to agreements with third parties disclosed above, in the amount of EUR 10,000,000 to be paid to Jacques Stern and EUR 9,450,000 to Other Executives.
2.Includes essentially school fees, housing allowance, health insurance and private-use portion of company car allowance.
3.Represents the full value of the award for the compensation period and associated social charges.
4.These figures relate to a total of thirteen individuals who were members of Executive Management during the reporting period.

Equity and Equity-Linked Instruments granted to Members of the Executive Management during the period:
The members of the Executive Management and their related parties, if any, were granted the following (vested and unvested) equity and equity-linked instruments during the period:

Name	RSAs	Options
Jacques Stern	300,255	—
Other Executives	690,000	—
Total Executive Management	990,255	—

In the case of the RSAs:
50% of each tranche of the award is not subject to performance conditions, while the remaining 50% of each tranche is subject to meeting performance conditions in relation to total shareholder return (in absolute and relative terms) with a weight of 50%, and adjusted net income compound annual growth rate (“CAGR”) with a weight of 50%. For the RSAs issued in 2024, the awards have a 2-year vesting period with 50% of the RSAs vesting on August 29, 2025 (except for French residents vesting on August 30, 2025), and the remaining 50% on August 29, 2026.

C. Board practices
Our Board of Directors is required to consist of a minimum of three members and maximum of nine members. In accordance with our Articles of Association, each member of our Board of Directors is elected for a term of one year that expires at the end of the next ordinary General Meeting of Shareholders.
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
Global Blue has developed the Agile Working Model (AWM), a structured framework to allow employees to have the flexibility to work remotely. This aims to i) retain current talent and ii) increase Global Blue’s reach to new locations where talent is available. The AWM has been rolled-out across all regions.
As of March 31, 2025, Global Blue employed 2,160 Full Time Equivalents (“FTEs”) worldwide. The table below shows the number of FTEs per geographical division for the periods indicated:

	For the financial year ended March 31
	2025	%	2024	%	2023	%
EMEA(1)	1,792	83.0%	1,642	84.7%	1,516	85.0%
APAC(2)	324	15.0%	260	13.4%	238	13.3%
Americas(3)	44	2.0%	36	1.9%	29	1.6%
Total	2,160	100.0%	1,939	100.0%	1,783	100.0%

(1) EMEA includes Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Kazakhstan, Latvia, Lebanon, Lichtenstein, Lithuania, Luxembourg, Morocco, the Netherlands, Norway, Poland, Portugal, Saudi Arabia, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey, and the United Kingdom.
(2) APAC includes Australia, China, Japan, Malaysia, Singapore and South Korea.
(3) Americas includes Argentina, the Bahamas, Colombia, Peru and Uruguay.

As of March 31, 2025 Global Blue FTEs increased by 222 or 11.4% to 2,160, from 1,939 as of March 31, 2024. This increase is mostly due to the filling in of operational positions linked to the increased business volumes described in the previous sections.

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
Employee Representation
Argentina: As of March 31, 2025 approximately 16% of Global Blue’s employees in Argentina were affiliated with the labor union Sindicato de Empleados de Comercio. The relationship between Global Blue and the Sindicato de Empleados de Comercio is constructive and cooperative.
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
Italy: As of March 31, 2025 approximately 1% of Global Blue’s employees in Italy were affiliated with the Italian General Confederation of Labour (Confederazione Generale Italiana del Lavoro). In addition, the employees are represented under the National Collective Bargaining Arrangement for the Tertiary.
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

E. Share ownership
The information set forth under “Item 6. Directors, Senior Management and Employees - Item 6.B Compensation” is incorporated by reference. For more information on our equity-based participation plans, see the information set forth under “Item 18. Financial Statements - Note 25. Share-based payment transactions” which is incorporated by reference.

F. Disclosure of a registrant's action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED-PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information regarding the beneficial ownership of ordinary, Series A and Series B preference shares at March 31, 2025:

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
We believe that as of March 31, 2025, no Series A and Series B preference shares were held in the US, whereas approximately 16 million ordinary shares were held of record by 9 persons with US addresses; those ordinary shares represented 8% of the outstanding ordinary shares.
Unless otherwise indicated, we believe that all persons and entities named in the table below have sole voting and investment power with respect to ordinary shares beneficially owned by them.

Beneficial Owners	Number of ordinary shares	Number of Series A Preferred Shares	Number of Series B Preferred Shares	Percentage of ordinary shares(1)
Directors and Executive Management
Thomas W. Farley(2)	2,848,954	0	0	1.4%
Christian Lucas	0	0	0	—%
Eric Meurice	*	0	0	*
Joseph Osnoss	0	0	0	—%
Eric Strutz	*	0	0	*
Pietro Candela	0	0	0	—%
Tom Klein	0	0	0	—%
Virginie Alem	*	0	0	*
Jorge Casal	*	*	0	*
Damian Cecchi	*	*	0	*
Laurent Delmas	*	*	0	*
Roxane Dufour	*	*	0	*
Fabio Ferreira	*	*	0	*
Greg Gelhaus	*	*	0	*
Jeremy Henderson-Ross	*	*	0	*
Gavin Ingram	*	*	0	*
Tomas Mostany	*	*	0	*
Pier Francesco Nervini	*	*	0	*
Jacques Stern	*	*	0	*
Jeremy Taylor	*	*	0	*
Anamaria Tudor	*	0	0	*

All directors and members of Executive Management as a group (21 persons)	6,034,753	439,922	0	3.5%
Other 5% Shareholders
Silver Lake(3)	152,262,284(4)	16,909,624(5)	0	67.5%
CK Opportunities Wolverine S.à r.l(6)	32,411,674(7)	0	23,124,705	14.6%
Tencent Mobility Limited	18,181,818	0	0	9.1%
Antfin (Hong Kong) Holding Limited(8)	12,500,000	0	0	6.3%
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
(7) The 32,411,674 ordinary shares shown in the table consist of (a) 9,286,969 ordinary shares and (b) 23,124,705 Series B Preferred Shares.
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

On February 16, 2025, Global Blue entered into a transaction agreement with Shift4 Payments, Inc., a US-leader in integrated payments and commerce technology, under which Shift4 intends to acquire via cash 100% of Global Blue’s common shares for US$7.50 per share, Global Blue’s Series A Preferred shares at US$10.00 per preferred share and Series B Preferred shares at US$11.81 per preferred share, through a tender offer and a subsequent statutory merger.
The acquisition has been unanimously approved by the boards of directors of Shift4 and Global Blue, and the board of directors of Global Blue has unanimously recommended to the Global Blue shareholders to accept the tender offer. The transaction is expected to close by the third quarter of calendar year 2025, subject to regulatory approvals, other customary closing conditions, and a minimum tender of 90% of Global Blue’s issued and outstanding common shares and preferred shares on a combined basis. Upon closing of the transaction, Shift4 Payments, Inc. will obtain the control on Global Blue.

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
Other Related Party Transactions
For additional information on related party transactions, see Note 38 (“Related party transactions”) to the Company’s annual consolidated financial statements contained in this Annual Report on Form 20-F.
C. Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Please see “Item 18. Financial Statements” for a list of the financial statements filed with this Form 20-F.

Legal proceedings
We are subject to various legal proceedings and claims, as well as tax claims that arise in the ordinary course of our business. There are currently no pending lawsuits or claims that, individually or in the aggregate, may have a material effect on our business, financial condition or operating results.

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
The holders of Series B Preferred Shares are entitled to receive a preferred dividend in accordance with the Articles of Association; see Note 23 Shareholders of Global Blue Group Holding AG” to the Company’s annual consolidated financial statements contained in this Annual Report on Form 20-F for more information.

B. Significant changes
Please see the section entitled “Item 5A. Operating results” for more information concerning any significant changes that may have occurred since the date of our last annual financial statements.

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
For further details, see note 5 to the audited consolidated financial statements of Global Blue as of and for the financial year ended March 31, 2025 contained in this Annual Report.
Interest rate risks
Part of Global Blue’s existing and future debt and borrowings carry, or may carry, floating interest rates, including floating interest rates linked to EURIBOR or similar “benchmark” interest rates. As of March 31, 2024, all of Global Blue’s interest-bearing long-term loans carried floating interest rates. Global Blue currently has two hedging instruments in place: an interest rate swap, expiring in January 2026, covering 50% of the Term Loan Facility (for an amount of EUR305 million) and expiring in January 2027, and an interest rate cap, covering 24.6% of the Term Loan Facility (for an amount of EUR150 million) and expiring in January 2027. Adverse fluctuations and increases in interest rates, could only have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition,for the residual unhedged position.
Our interest rate risk arises from our long-term borrowings at floating interest rates. All our long-term borrowings are subject to base interest rates plus a margin. As of March 31, 2025, we had EUR610.0 million of long-term floating rate debt outstanding (principal value), out of which 74.6% was hedged, and which consisted mainly of borrowings under the Term Loan Facilities for which the base rate of the underlying EURIBOR was 2.741%.
The following table demonstrates the sensitivity to a change in interest rates on Global Blue’s floating rate indebtedness, relative to the rate at the end of each period. Global Blue’s profit before tax is affected through the impact on floating rate borrowings as noted below:

	Increase/decrease in basis points	Effect on profit before tax per annum (EUR in millions)
Financial year ended March 31, 2025	100	1.55

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
Global Blue actively manages transactional foreign exchange risk by entering into foreign exchange derivative contracts. Such hedging includes the use of short-term ordinary derivative products, which are entered into only for non-speculative purposes. As of March 31, 2025, Global Blue had unhedged transactional foreign exchange risks of EUR 16.6million spread across 32 currencies, the largest being the Uruguayan Peso (EUR 3.9 million). As of March 31, 2025, including the effect of hedges, if currency rates on the major currencies had been 2% higher or lower, and with all other variables held constant, the pre-tax profit for the twelve months ended March 31, 2025 would have been EUR 0.3 million lower or higher.
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
Liquidity and Financing Risk
Financing risk is the exposure to financial market forces that may change Global Blue’s ability for debt to be re-financed should it not be repaid by its maturity date, resulting in illiquidity and payment obligations potentially becoming no longer serviceable. Global Blue believes that financing and liquidity risks are limited because of the remaining length and terms of the existing debt.and the high level of cash in the company. See “Item 5. Operating and financial review and prospects - B. Liquidity and capital resources” for further details.

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
Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2025.
Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Office concluded that our disclosure controls and procedures were effective as of March 31, 2025.
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
Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2025. This assessment was performed under the direction and supervision of our Chief Executive Officer and our Chief Financial Officer, and based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on such evaluation, management, including our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective as of March 31, 2025.
C. Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as such report is not required for emerging growth companies.
D. Changes in Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

(EUR thousand)	For the financial year ended March 31
Principal Accountant Fees	2025	2024
Audit fees	3,036	3,512
Audit related fees	101	—
Tax fees	3	3
All other fees	7	28
Fees of PricewaterhouseCoopers	3,147	3,543

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

Item 16D. Exemptions from the listing standards for audit committees

Not applicable.

Item 16E. Purchases of equity securities by the issuer and affiliated purchases
On August 27, 2024, Global Blue’s Board of Directors authorized the repurchase of up to USD 10.0 million of Global Blue’s ordinary shares over the following six months through February 28, 2025 (the “Repurchase Program”). Share repurchases could be effected through open market repurchases at prevailing market prices, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or otherwise through purchases on the New York Stock Exchange, in each case at prevailing market prices and on such terms and in such amounts as a repurchase committee of the Board of Directors deems appropriate. All shares repurchased would be cancelled, with the purchase price being offset against / deducted from Global Blue’s capital contribution reserves. Global Blue was not obligated to repurchase any specific number of shares, and the timing, manner, value, and actual number of shares repurchased depended on a variety of factors, including Global Blue’s share price and liquidity requirements, other business considerations and general market and economic conditions. No shares would be or were purchased from SL Globetrotter L.P., Global Blue Holding LP and their respective affiliates with Global Blue having had the choice to discontinue or modify purchases without notice at any time. Global Blue was planning, and indeed used its existing cash to fund repurchases made under the share repurchase program.
On November 21, 2024, Global Blue’s Board of Directors authorized an increase and extension of its existing share repurchase program (the “Amended Repurchase Program”). The Amended Repurchase Program was increased to USD 15.9 million and extended for an additional nine months until November 30, 2025.
The following table reports purchases of common shares by Global Blue during the financial year ended March 31, 2025:

Period	Total number of shares purchased	Average price paid per share (USD)	Total number of shares purchased as part of publicly announced programs	Maximum dollar value of shares that may yet be purchased under programs (USD)
August 1 - 31, 2024	—	—	—	10,000,000
September 1 - 30, 2024	126,610	5.44	126,610	9,311,259
October 1 - 31, 2024	218,618	5.44	218,618	8,122,696
November 1 - 30, 2024	213,240	5.69	213,240	6,909,106
December 1 - 31, 2024	73,297	5.90	73,297	11,476,856
January 1 - 31, 2025	—	—	—	11,476,856
February 1 - 28, 2025	—	—	—	11,476,856
March 1 - 31, 2025	—	—	—	11,476,856
Total	631,765	5.58	631,765	11,476,856

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
Global Blue’s CTO has served in several leadership positions as Chief Information Officer or IT Director with more than 25 years of experience within IT operations and development and extensive knowledge of day to day delivery. Global Blue’s CISO also has more than 25 years of experience within IT and Information Security, having held several leadership positions in IT and Information Security.

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
		Amendment No. 1 to Schedule 13D	005-90520	J	July 14, 2020

4.13	Loan Indemnity Letter, dated September 30, 2020, by and among Global Blue Holding L.P., SL Globetrotter, L.P. and Global Blue Group Holding AG (incorporated by reference)	Form F-1/A	333-248927	10.9	October 6, 2020

4.14	Amendment, effective November 22, 2021, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (incorporated by reference)	Form 6-K	001-39477	4.1	November 23, 2022

4.15	Letter Amendment, effective March 29, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (incorporated by reference)	Form 6-K	001-39477	4.1	March 30, 2022

4.16	Letter Amendment, effective June 28, 2022, to Loan Agreement dated September 30, 2020 between Global Blue Group Holding AG, as borrower, and SL Globetrotter, L.P. and Global Blue Holding L.P., as lenders (incorporated by reference)	Form 20-F	001-39477	4.14	June 29, 2022

4.17	Waiver Letter, dated as of February 3, 2021, between, among others, Global Blue Group Holding AG and RBC Europe Limited as agent (incorporated by reference)	Form F-1	333-254630	10.14	March 23, 2021

4.18	Employment Agreement, dated as of August 31, 2020, between Jacques Stern and Global Blue SA (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.11	September 3, 2020

4.19	Deed of Amendment to Employment Agreement, dated February 24, 2022, between Jacques Stern and Global Blue SA (incorporated by reference)	Form 20-F	001-39477	4.18	June 29, 2022

4.20	Second Deed of Amendment to Employment Agreement dated October 21, 2022, between Jacques Stern and Global Blue SA (incorporated by reference)	Form 6-K	001-39477	10.1	October 25, 2022

4.21	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Meurice (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.5	September 3, 2020

4.22	Director Agreement, dated as of August 31, 2020, between Global Blue Group Holding AG and Eric Strutz (incorporated by reference to the Shell Company Report)	Form 20-F	001-39477	4.6	September 3, 2020

4.23	Investment Agreement, dated May 5, 2022, by and between Global Blue Group Holding AG and CK Opportunities Fund I, LP. (incorporated by reference)	Form 6-K	001-39477	10.1	May 6, 2022

4.24	Conversion Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l. (incorporated by reference)	Form 6-K	001-39477	10.1	June 15, 2022

4.25	Registration Rights Agreement, dated June 13, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l. (incorporated by reference)	Form 6-K	001-39477	10.2	June 15, 2022

4.26	Registration Rights Agreement Amendment, dated September 8, 2022, by and between Global Blue Holding AG and CK Opportunities Wolverine S.à r.l (incorporated by reference)	Form 6-K	001-39477	10.1	September 9, 2022

4.27	Share Purchase and Investment Agreement, dated November 16, 2023, by and among Global Blue Group Holding AG, Tencent Mobility Limited, SL Globetrotter L.P., Global Blue Holding L.P. and the other parties from time to time party thereto (incorporated by reference)	Form 6-K	001-39477	10.1	November 16, 2023

4.28	Registration Rights Agreement, dated November 28, 2023, by and between Global Blue Holding AG and Tencent Mobility Limited (incorporated by reference)	Form 6-K	001-39477	10.1	November 29, 2023

4.29	Credit Agreement, dated November 24, 2023, by and among Global Blue Acquisition B.V., the guarantors party thereto, J.P. Morgan SE, Alter Domus Trustee (UK) Limited and the other parties from time to time party thereto (incorporated by reference)	Form 6-K	001-39477	10.3	November 29, 2023

4.30	Additional Facility Notice, dated 3 May 2024, to the Credit Agreement, dated November 24, 2023, by and among Global Blue Acquisition B.V., the guarantors party thereto, J.P. Morgan SE, Alter Domus Trustee (UK) Limited and the other parties from time to time party thereto (incorporated by reference)	Form 20-F	001-39477	4.30	June 5, 2024

4.31	Consent and Amendment Letter, dated 29th April 2024, in respect of the revolving credit facility made available pursuant to the Credit Agreement, dated November 24, 2023, by and among Global Blue Acquisition B.V., the guarantors party thereto, J.P. Morgan SE, Alter Domus Trustee (UK) Limited and the other parties from time to time party thereto (incorporated by reference)	Form 20-F	001-39477	4.31	June 5, 2024

4.32	Transaction Agreement, dated as of February 16, 2025, between Global Blue Group Holding AG and Shift4 Payments, Inc. and, from and after its execution and delivery of a joinder thereto on February 25, 2025, GT Holding 1 GmbH (incorporated by reference)	Form 6-K	001-39477	10.1	February 18, 2025

4.33
Joinder to the Transaction Agreement, dated as of February 25, 2025, made and entered into by GT Holding 1 GmbH (incorporated by reference to the Schedule TO filed by Shift4 Payments, Inc. and GT Holding 1 GmbH)
		Schedule TO	005-91658	(d)(2)	March 21, 2025

4.34	Global Blue Group Holding AG Amended and Restated Management Incentive Plan: Option, adopted as of February 2025 (incorporated by reference)	Schedule 14D-9	005-91658	(e)(28)	March 21, 2025

4.35	Global Blue Group Holding AG Amended and Restated Management Incentive Plan: RSAs, adopted as of February 2025 (incorporated by reference)	Schedule 14D-9	005-91658	(e)(29)	March 21, 2025

4.36	Transaction Bonus Agreement, executed on February 16, 2025, by and among Global Blue Holding LP, SL Globetrotter, L.P. and Jacques Stern (incorporated by reference)	Schedule 14D-9	005-91658	(e)(4)	March 21, 2025

4.37	RSA Letter Agreement, dated as of February 16, 2025, by and between Global Blue Group Holding AG and Jacques Stern (incorporated by reference)	Schedule 14D-9	005-91658	(e)(3)	March 21, 2025

4.38*
Additional Facility Notice, dated November 29 2024, to the Credit Agreement, originally dated November 24, 2023, by and among Global Blue Acquisition B.V., the guarantors party thereto, J.P. Morgan SE, Alter Domus Trustee (UK) Limited and the other parties from time to time party thereto

4.39*
Consent and Amendment Letter, dated November 23 2024, in respect of the revolving credit facility made available pursuant to the Credit Agreement, originally dated November 24, 2023, by and among Global Blue Acquisition B.V., the guarantors party thereto, J.P. Morgan SE, Alter Domus Trustee (UK) Limited and the other parties from time to time party thereto

8.1*	List of significant subsidiaries of the Company

11.1	Insider Trading Policy (incorporated by reference)	Form 20-F	001-39477	11.1	June 5, 2024

12.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm

97.1	Incentive Compensation Clawback Policy (incorporated by reference)	Form 20-F	001-39477	97.1	June 5, 2024

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*Filed or furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                GLOBAL BLUE GROUP HOLDING AG

Date: June 4, 2025

By:
/s/ Jacques Stern
Jacques Stern
Chief Executive Officer

By:
/s/ Roxane Dufour
Roxane Dufour
Chief Financial Officer
F-122

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Global Blue Group Holding AG

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Global Blue Group Holding AG and its subsidiaries (the “Group”) as of March 31, 2025 and 2024, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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
June 4, 2025

We have served as the Group’s or its predecessors’ auditor since 2010.

Consolidated IFRS Financial Statements

GLOBAL BLUE GROUP HOLDING AG

FY 2024/2025

CONSOLIDATED INCOME STATEMENTS

		For the financial year ended March 31
(EUR thousand)	Notes	2025	2024	2023
Revenue	7	507,879	422,303	311,490
Operating expenses	8	(373,214)	(324,425)	(297,350)
Operating Profit		134,665	97,878	14,140
Finance income	10	4,979	7,076	2,060
Gain from debt modifications	26	55,936	—	—
Finance costs	10	(60,210)	(57,421)	(38,649)
Net finance income / (costs)	10	705	(50,345)	(36,589)
Profit / (Loss) before tax		135,370	47,533	(22,449)
Current tax expense		(41,097)	(26,321)	(4,895)
Deferred tax benefit / (expense)		(706)	(286)	3,845
Income tax expense	11	(41,802)	(26,607)	(1,050)
Profit / (Loss) for the year		93,568	20,926	(23,499)
Profit / (Loss) attributable to:
Owners of the parent		84,314	13,975	(25,621)
Non-controlling interests		9,254	6,951	2,122
Profit / (Loss) for the year		93,568	20,926	(23,499)

Basic profit / (loss) per ordinary share	12	0.35	0.06	(0.12)
Diluted profit / (loss) per ordinary share	12	0.35	0.06	(0.12)
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the financial year ended March 31
(EUR thousand)	Notes	2025	2024	2023
Profit / (Loss) for the year		93,568	20,926	(23,499)
Other comprehensive loss
Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	29	624	(993)	1,435
Changes in the fair value of equity investments at fair value through other comprehensive income	16	(4,995)	(2,563)	1,344
Aggregate income tax effect	11	326	350	(95)
		(4,045)	(3,206)	2,684
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences		2,639	1,271	(4,169)
Changes in fair value of cash flow hedge instruments	6, 17	(3,252)	1,640	—
Hyperinflation adjustment		(20)	113	411
		(633)	3,024	(3,758)
Other comprehensive loss for the period, net of tax		(4,678)	(182)	(1,074)
Total comprehensive income / (loss) for the year		88,890	20,744	(24,573)
Attributable to:
Owners of the parent		79,886	15,108	(26,118)
Non-controlling interest		9,004	5,636	1,545
Total comprehensive income / (loss) for the year		88,890	20,744	(24,573)
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of March 31
(EUR thousand)	Notes	2025	2024
ASSETS
Non-current assets
Property, plant and equipment	13,14	45,273	32,034
Intangible assets	15	621,288	611,075
Deferred tax assets	28	36,649	33,088
Investments in associates, joint ventures and other investments	16	118	5,145
Other financial assets	17	18,224	15,900
		721,552	697,242
Current assets
Trade receivables	18	248,383	248,227
Other receivables	19	62,628	48,914
Income tax receivables		5,167	2,039
Prepaid expenses	20	8,465	6,762
Cash and cash equivalents	21	123,783	87,462
		448,426	393,404
Total assets		1,169,978	1,090,646
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	22	2,308	2,296
Share premium	22	1,900,660	1,901,648
Other equity	22	(114)	(111)
Other reserves		(988,409)	(972,584)
Accumulated losses		(785,069)	(869,332)
		129,376	61,917
Non-controlling interests	24	14,800	8,407
Total equity		144,176	70,324
Liabilities
Non-current liabilities
Loans and borrowings	26	531,981	587,978
Other financial liabilities	27	34,366	19,304
Deferred tax liabilities	28	9,439	5,243
Employee benefit obligations	29	5,183	5,175
Provisions	30	1,155	1,175
		582,124	618,875
Current liabilities
Loans and borrowings	26	759	889
Other financial liabilities	31	24,819	13,689
Trade payables	32	295,346	281,998
Other liabilities	33	43,249	33,733
Accrued liabilities	34	51,179	48,714
Income tax liabilities		25,004	19,884
Provisions	30	3,322	2,540
		443,678	401,447
Total liabilities		1,025,802	1,020,322
Total equity and liabilities		1,169,978	1,090,646
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the financial year ended March 31
(EUR thousand)	Notes	2025	2024	2023
Profit / (loss) before tax		135,370	47,533	(22,449)
Depreciation and amortization	9	54,415	43,782	51,028
Net finance (income) / costs	10	(3,567)	51,192	32,372
Other non-cash items	35	8,436	(1,808)	2,473
Income tax paid		(34,930)	(17,269)	(10,378)
Changes in working capital	36	1,186	(3,357)	(38,090)
= Net cash from operating activities (A)		160,910	120,073	14,956
Interest received		4,256	3,550	1,099
Purchase of property, plant and equipment	13	(6,808)	(4,186)	(4,776)
Purchase of intangible assets	15	(3,653)	(1,587)	(3,418)
Payments for capitalized intangible assets	15	(40,432)	(33,665)	(25,688)
Acquisition of subsidiaries net of cash acquired		—	—	(32,046)
Net cash outflow on disposal of subsidiary		—	—	(1,686)
Acquisitions of non-current financial assets		(1,758)	(3,982)	(6,149)
Receipts from sale of non-current financial assets		2,788	236	3,115
= Net cash used in investing activities (B)		(45,607)	(39,634)	(69,549)
Interest paid		(51,389)	(59,028)	(17,137)
Proceeds from issuance of share capital	22	—	45,707	215,209
Transaction costs from issuance of share capital		(1,542)	(1,699)	(4,867)
Payment for hedge instrument		(3,047)	—
Acquisition of treasury shares	22	(3,387)	—	—
Payment for exercise of Global Blue's options		(2,417)	—	—
Proceeds from loans and borrowings	26	394	610,000	—
Repayment of loans and borrowings	26	(835)	(630,000)	—
Financing fee related to loans and borrowings	26	(3,378)	(24,497)	—
Principal elements of lease payments	14	(13,636)	(10,711)	(11,157)
Proceeds from loans and borrowings due to shareholders	26	—	—	59,384
Repayment of loans and borrowings due to shareholders	26	—	(61,324)	—
Repayment of revolving credit facilities	26	—	(99,000)	—
Transactions with non-controlling interests		(2,641)	(3,249)	(378)
= Net cash from / (used in) financing activities (C)		(81,878)	(233,801)	241,054
Net foreign exchange difference (D)		2,896	286	2,360
= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		36,321	(153,076)	188,821
Cash and cash equivalents at beginning of year	21	87,462	240,546	51,083
Cash and cash equivalents at end of year	21	123,783	87,462	240,546
Net increase / (decrease) in bank overdraft facilities		—	(8)	642
= NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		36,321	(153,076)	188,821
The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the financial year ended March 31, 2025
		Share capital		Share premium		Other equity		Other reserves					Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Cash flow hedge	Other reserve	Foreign currency translation reserve	Remeasurements of post-employment benefit obligations
Balance as of April 1, 2024		2,022	274	1,633,329	268,319	(108)	(3)	56,017	1,640	(1,019,684)	(12,446)	1,889	(869,332)	61,917	8,407	70,324
Profit for the year		—	—	—	—	—	—	—	—	—	—	—	84,314	84,314	9,254	93,568
Other comprehensive income / (loss)		—	—	—	—	—	—	—	(3,252)	(4,285)	2,888	272	(51)	(4,428)	(250)	(4,678)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	(3,252)	(4,285)	2,888	272	84,263	79,886	9,004	88,890
Employee share schemes	25	—	—	—	—	—	—	4,154	—	—	—	—	—	4,154	—	4,154
Vested RSA shares	22	—	—	2,404	—	4	—	(3,404)	—	—	—	—	—	(996)	—	(996)
Share scheme modifications	25	—	—	—	—	—	—	(12,111)	—	—	—	—	—	(12,111)	—	(12,111)
Dividends		—	12	—	(12)	—	—	—	—	—	—	—	—	—	(2,822)	(2,822)
Buy-back program	22	—	—	(3,380)	—	(7)	—	—	—	—	—	—	—	(3,387)	—	(3,387)
Other movements		—	—	—	—	—	—	—	—	(87)	—	—	—	(87)	211	125
Total contribution and distribution		—	12	(976)	(12)	(3)	—	(11,361)	—	(87)	—	—	—	(12,427)	(2,611)	(15,037)
Balance as of March 31, 2025		2,022	286	1,632,353	268,307	(111)	(3)	44,656	(1,612)	(1,024,056)	(9,558)	2,161	(785,069)	129,376	14,800	144,176

For the financial year ended March 31, 2024
		Share capital		Share premium		Other equity		Other reserves
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Cash flow hedge	Other reserve	Foreign currency translation reserve	Remeasurements of post- employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	—	(1,013,668)	(14,981)	2,664	(883,420)	373	5,970	6,343
Loss for the year		—	—	—	—	—	—	—	—	—	—	—	13,975	13,975	6,951	20,926
Other comprehensive income / (loss)		—	—	—	—	—	—	—	1,640	(2,381)	2,535	(775)	114	1,133	(1,315)	(182)
Total comprehensive income / (loss)				—	—	—	—	—	1,640	(2,381)	2,535	(775)	14,089	15,108	5,636	20,744
Issuance of share capital	22	94	—	45,563	—	—	—	—	—	(3,635)	—	—	—	42,022	50	42,072
Employee share schemes	24	—	—	—	—	—	—	6,169	—	—	—	—	—	6,169	—	6,169
Vested RSA shares	22	—	—	3,754	—	6	—	(5,513)	—	—	—	—	—	(1,753)	—	(1,753)
Dividends		—	8	—	(8)	—	—	—	—	—	—	—	—	—	(3,249)	(3,249)
Total contribution and distribution		94	8	49,317	(8)	6	—	656	—	(3,635)	—	—	—	46,438	(3,199)	43,239
Balance as of March 31, 2024		2,022	274	1,633,329	268,319	(108)	(3)	56,017	1,640	(1,019,684)	(12,446)	1,889	(869,332)	61,917	8,407	70,324

For the financial year ended March 31, 2023
		Share capital		Share premium		Other equity		Other reserves
(EUR thousand)	Notes	Share capital ordinary shares	Share capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post-employment benefit obligations	Accumulated losses	Equity	Non-controlling interests	Total equity
Balance as of April 1, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	50,700	(1,006,208)	(11,330)	1,085	(851,967)	(191,523)	5,732	(185,793)
Loss for the year		—	—	—	—	—	—	—	—	—	—	(25,621)	(25,621)	2,122	(23,499)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	1,163	(3,651)	1,579	411	(497)	(577)	(1,074)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	1,163	(3,651)	1,579	(25,210)	(26,118)	1,545	(24,573)
Issuance of share capital Global Blue Group Holding A.G.	22	83	204	42,960	171,962	—	—	—	(4,867)	—	—	—	210,342	—	210,342
Employee share schemes	24	—	—	—	—	—	—	7,615	—	—	—	—	7,615	—	7,615
Issuance of treasury shares by Global Blue Group Holding A.G.	22	1	—	—	—	(1)	—	—	—	—	—	—	—	—	—
Allocation of treasury shares to shareholders	22	—	—	—	—	9,179	—	—	(2,877)	—	—	(7,181)	(882)	—	(882)
Cancellation of shares	22	—	(1)	—	1	—	879	—	(879)	—	—	—	—	—	—
Vested RSA shares	22	—	—	2,947	—	5	—	(2,952)	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(378)	(378)
Total contribution and distribution		84	203	45,907	171,963	9,183	879	4,663	(8,623)	—	—	(7,181)	217,075	(378)	216,697
Change in non-controlling interests		—	—	—	—	—	—	—	—	—	—	939	939	(929)	10
Total change in ownership interest		—	—	—	—	—	—	—	—	—	—	939	939	(929)	10
Balance as of March 31, 2023		1,928	266	1,584,012	268,327	(114)	(3)	55,362	(1,013,668)	(14,981)	2,664	(883,420)	373	5,970	6,343
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
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company was incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners III Cayman (AIV III), L.P. (“Silver Lake”) is the ultimate parent of the Group.
On February 16, 2025, Global Blue entered into a transaction agreement with Shift4 Payments, Inc., a US-leader in integrated payments and commerce technology, under which Shift4 intends to acquire via cash 100% of Global Blue’s common shares. For further details, see Note 23.
These annual consolidated financial statements for the financial year ended March 31, 2025 were authorized for issue by the Directors of the Company on June 3, 2025.
The consolidated financial statements of Global Blue Group Holding AG have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and are presented in thousands of Euros (EURk).
The principal activities of the Group are described in Note 2.

NOTE 2    General information about the business
Product offering
The Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Group offers third-party serviced Tax Free Shopping (“TFS”), Payments, which includes dynamic currency conversion (DCC), and Post-Purchase Solutions (“PPS”). At its core, the Group is a technology platform that serves a network of merchant stores globally through both TFS and Payments, delivering economic benefits to a complex ecosystem of merchants, tourists / shoppers, customs and tax authorities.
The Company has maintained a similar level of material merchants and acquirers when compared to March 31, 2024.
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
Going concern
The Group believes that it will be able to meet all of its obligations as they fall due for at least 12 months after the date of issuance of these financial statements, hence, these consolidated financial statements have been prepared on a going-concern basis. In the financial year ended March 31, 2025 the Group successfully completed the repricing of its Senior Facilities Agreement (SFA) by reducing the interest rate margin applicable to the original term loan agreement. Moreover, based on the Group’s current assessment, the Group does not expect any material adverse impact on its long-term development timeline or its liquidity and its ability to comply with the covenant discussed in Note 26 that could have an impact on its ability to remain a going concern.
In addition, based on public information available, the Group believes that there are no indications of any material uncertainty around its ability to continue as a going concern from the completion of the announced transaction with Shift4 Payments, Inc, discussed in Note 23, as the Group does not expect any material adverse impact on its business.
Basis of consolidation
The consolidated financial statements comprise the financial statements of Global Blue Group Holding AG and its subsidiaries as of March 31, 2025, 2024 and 2023.
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
Changes in accounting policies
Changes in accounting policies in the financial year ended March 31, 2025.
The following amendments to existing standards became effective in the current period, with either no or no material impact on the Group and are not expected to significantly affect future periods:
•Amendment to IFRS 16 Leases: Changes in the illustrative example related to Lease Liability in a Sale and Leaseback
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current
•Amendments to IAS 7 and IFRS 7: Supplier Finance Arrangements
•Amendments to IAS 21 – Lack of exchangeability
Standards and amended standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below:
•Classification and Measurement of Financial Instruments - Amendments to IFRS9 and IFRS 7
•Annual improvements to IFRS Accounting Standards, Volume 11

•Contract Referencing Nature-Dependent Electricity - Amendments to IFRS9 and IFRS7
•IFRS18 - Presentation and Disclosure in Financial Statements
•IFRS19 - Subsidiaries without Public Accountability: Disclosures
The Group has not adopted any of the above standards, interpretations or amendments that have been issued, but are not yet effective; such standards are not currently expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions, except for IFRS 18 for which the Group is currently assessing the impact on future reporting periods.
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
Gain on Debt Modification
The Group assesses whether the modified terms of a financial liability are substantially different from the original terms. If a substantial modification is identified, the original financial liability is extinguished, and a new financial liability is recognized in accordance with IFRS 9. If the modified terms are not substantially different, the gain or loss on debt modification is calculated by comparing the amortized cost of the financial liability to the present value of the estimated future contractual cash flows, discounted at the original effective interest rate. This difference is recognized in profit or loss as income or expense.
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
The lease contracts that do not meet the recognition criteria of IFRS 16 or qualify as exceptions, such as low value assets contracts or short-term lease contracts, except for contracts related to refund points located in airports, are expensed through the income statement directly.
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
Cost to fulfill customer contracts
The Group recognizes assets in relation to costs to fulfil contracts with customers, which are amortized as long as a service is being rendered over the contract period.
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
The expected credit loss rates are based on the payment profiles of customers over a 3-year period before each balance sheet date and the corresponding historical credit losses over the related period. The historical credit losses are adjusted in order to reflect the current and forward-looking information on macroeconomic factors affecting the ability of customers to settle the receivables. The Group concluded that there is no significant difference between the historical loss rates and the expected credit loss rates as of March 31, 2025.
The Group applied the following expected loss rates (“ECL”) for the financial years ended March 31, 2025 and 2024:

Days past due	ECL rates
0 – 3 months	1%
3 – 6 months	5%
6 – 9 months	20%
9 – 12 months	35%
>12 months	50%

In applying the above rates, the asset’s carrying amount is reduced through the use of an allowance account, and the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statements.
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
The Group's financial liabilities include trade payables, other current liabilities, accrued liabilities, bank overdrafts, interests bearing loans and borrowings, and derivative financial instruments.
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
Cash-settled share-based payment transactions
The fair value of the employee’s services received in exchange of the grant of the shares is recognized as an expense. The total amount is determined by reference to the fair value of the shares granted and is recognized over the vesting period.
At the end of each reporting period, the Group revises its estimates of the fair value of the liability for the share-based payment and the difference is recognized under operating expenses in the income statement. As soon as the Group has no unconditional right to defer payment beyond 12 months from the balance sheet date, the liability is reclassified from other non-current financial liabilities to other current financial liabilities.
Reclassification from equity-settled to cash-settled share-based payment transactions
During the financial year ended March 31, 2025, certain terms and conditions of RSAs and SOP plans were modified resulting in all the plans being reclassified to cash-settled share-based payment plans.

When a share-based payment award is modified so that it will be settled in cash instead of shares, the liability as of modification date is calculated using the modification date fair value of the award based on the elapsed portion of the vesting period. This amount is recognised as a credit to financial liability and a debit to equity.
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

NOTE 4    Critical accounting estimates and judgements
The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
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
Employee benefits obligations
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
Development costs
Development costs are capitalized, and initial capitalization of costs is based on management's judgment that technological and economic feasibility is confirmed, usually when a product development project has reached a defined milestone according to an established project management model. Assumptions are made regarding: a) the expected future cash generation or future savings from the project, b) discount rates and c) expected periods of benefits. Please refer to Note 15.
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

Foreign exchange risks are mainly due to the funding of entities with non-Euro functional currencies in the form of intra-group loans and cash pools. The largest exposures are AUD, JPY, and USD, and volatility in these currencies may therefore impact the Group’s results.
Trade payables and receivables exposed to foreign exchange risks are mainly intra-group and denominated in the respective entity’s functional currency.
A foreign exchange rate sensitivity analysis has been performed on the monetary items exposed to foreign exchange risks in the statement of financial position.
As at March 31, 2025, if currency rates on the major currencies had been 2% higher/lower and with all other variables held constant, profit before tax for the year would have been lower/higher by EUR0.3 million (EUR1.1 million for the financial year ended March 31, 2024, EUR0.6 million for the financial year ended March 31, 2023).
ii)Interest rate risk
The Group's interest rate risk arises from the external senior debt structured at floating rates, accompanied by an interest rate floor. Global Blue currently has two hedging instruments in place: an interest rate swap, expiring in January 2026, covering 50% of the Term Loan Facility (amounting to EUR305 million) and expiring in January 2027, and an interest rate cap, covering 24.6% of the Term Loan Facility (amounting to EUR150 million) and expiring in January 2027. Adverse fluctuations and increases in interest rates, could only have a material adverse effect on Global Blue’s cash flow and financing costs and, consequently, on Global Blue’s business, results of operations and financial condition,for the residual unhedged position.
If the market interest rate would have been 1% higher and, with all other variables held constant, profit before tax for the year would have been EUR1.6 million lower (EUR3.1 million for the financial year ended March 31, 2024, EUR7.3 million for the financial year ended March 31, 2023) as a result of an increase in the borrowing cost of the external senior debt.
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
As disclosed in Note 18, as of March 31, 2025, 83% of total trade receivables are not yet due (84% as of March 31, 2024) .
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
In addition to the centralization of cash available in the local operations as a primary source of liquidity, As of March 31, 2025 the Group treasury has access to uncommitted facilities of up to EUR3.5 million (EUR3.5 million as of March 31, 2024).
As of March 31, 2025, EUR97.5 million remains undrawn under the revolving credit facility (see Note 26), and the uncommitted facilities are fully available.
At the reporting date, the Group held total liquid assets, as represented by its cash and cash equivalents, amounting to EUR123.8 million (EUR87.5 million as of March 31, 2024).
The table below analyzes the Group's non-derivative financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the notional, undiscounted cash flows.

As of March 31, 2025
(EUR thousand)
	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Loans and borrowings (1)	3,299	27,647	36,553	112,297	642,808
Other financial liabilities (1) (4)	10,576	16,768	15,209	22,004	569
Trade payables	227,344	68,002	—	—	—
Other liabilities (2)	17,424	6,807	—	—	—
Accrued liabilities (3)	24,119	20,571	—	—	—
Total	282,762	139,795	51,762	134,301	643,377

As of March 31, 2024
(EUR thousand)
	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
Loans and borrowings (1)	13,920	41,313	55,233	164,568	705,615
Other financial liabilities (1) (4)	—	12,825	12,529	9,589	941
Trade payables	163,954	118,045	—	—	—
Other current liabilities (2)	37,021	4,674	—	—	—
Accrued liabilities (3)	27,122	21,593	—	—	—
Total	242,017	198,450	67,762	174,157	706,556
(1)The line items “Loans and borrowings” and “Other financial liabilities”, as presented in the table above, include future interest payments (capitalized interest in the case of Other financial liabilities).
(2)For the purposes of this table, items where the counterparty is the tax authority such as “Personnel taxes” and “Input VAT” and “Withholding tax” have been excluded from the line “Other liabilities”; for further details on these excluded items see Note 33.
(3)For the purpose of this table, items where the counterparty is the tax authority such as “accrued social charges” have been excluded from the line “Accrued liabilities”; for further details on the excluded items see Note 34.
(4)The line item “Other financial liabilities”, as presented in the table above, exclude EUR0.6 million of warrant liabilities outstanding (EUR0.9 million as of March 31, 2024) and as a consequence of their USD11.50 exercise price, there is a low probability of an exercise of these derivative instruments, and a subsequent cash outflow with a material liquidity impact in the foreseeable future; for further details see Note 31.
Net debt reconciliation
This section presents a breakdown of net debt and details the movements in net debt for each of the periods presented:

	Assets	Liabilities from financing activities
(EUR thousand)	Cash and cash equivalents	Borrowings due within 1 year	Borrowings due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt as of April 1, 2024	87,462	(889)	(587,978)	(8,802)	(14,774)	(524,981)
Cash flows	39,217	834	—	13,636	—	53,687
New borrowings	—	—	(394)	—	—	(394)
New leases and modifications	—	—	—	(8,755)	(16,858)	(25,613)
Foreign exchange adjustments	(2,896)	—	—	8	38	(2,850)
Reclassification	—	(704)	704	(8,170)	8,170	—
Gain from debt modifications	—	—	55,687	—	—	55,687
Net debt as of March 31, 2025	123,783	(759)	(531,981)	(12,083)	(23,424)	(444,464)

	Assets	Liabilities from financing activities
(EUR thousand)	Cash and cash equivalents	Borrowings due within 1 year	Borrowings due after 1 year	Lease liabilities due within 1 year	Lease liabilities due after 1 year	Total
Net debt as of April 1, 2023	240,546	(61,945)	(726,891)	(6,984)	(10,243)	(565,517)
Cash flows	(152,790)	61,324	729,000	10,711	—	648,245
New borrowings	—	—	(586,151)	—	—	(586,151)
New leases and modifications	—	—	—	(5,536)	(11,760)	(17,296)
Foreign exchange adjustments	(286)	—	—	122	114	(50)
Reclassification	—	(889)	889	(7,115)	7,115	—
Other changes	(8)	621	(4,825)	—	—	(4,212)
Net debt as of March 31, 2024	87,462	(889)	(587,978)	(8,802)	(14,774)	(524,981)
(d)Capital risk management
The capital structure of the Group as of March 31, 2025 is composed of a consolidated equity of EUR144.2 million (EUR70.3 million as of March 31, 2024), and senior debt with a carrying value of EUR532.0 million (EUR588.0 million as of March 31, 2024). This represents an Equity/Capital ratio, defined as Equity/(Equity + Carrying value senior debt), of 27.1% (12.0% as of March 31, 2024).
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
•Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

As of March 31, 2025
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other financial assets - Derivative financial instruments	—	2,888	—	2,888
Financial assets at fair value through profit or loss
- Other financial assets - pledged asset for endowment insurance	2,751	—	—	2,751
Total assets	2,751	2,888	—	5,639

Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	2,542	2,542
- Warrant liabilities - Public warrants	388	—	—	388
- Warrant liabilities - Private warrants	—	181	—	181
Financial asset at fair value through OCI
- Other liabilities - Derivative financial instruments	—	1,590	—	1,590
Total liabilities	388	1,771	2,542	4,701

As of March 31, 2024
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	4,995	4,995
- Other receivables - Derivative financial instruments	—	1,684	—	1,684
Financial assets at fair value through profit or loss
- Other financial assets - pledged asset for endowment insurance	2,512	—	—	2,512
Total assets	2,512	1,684	4,995	9,191
Liabilities
Financial liabilities at fair value through profit or loss
- Put options liability	—	—	3,309	3,309
- Warrant liabilities - Public warrants	582	—	—	582
- Warrant liabilities - Private warrants	—	281	—	281
- Other liabilities - Derivative financial instruments	—	122	—	122
Total liabilities	582	403	3,309	4,294
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

NOTE 6    Financial instruments by category
The table below details the financial instruments as of March 31, 2025:

As of March 31, 2025
(EUR thousand)
Assets as per statements of financial position	At amortized cost	At FVPL	At FVOCI	Total
Trade receivables	248,383	—	—	248,383
Cash and cash equivalents	123,783	—	—	123,783
Other receivables (1)	49,266	—	—	49,266
Other financial assets	12,586	2,751	2,888	18,225
Balance as of March 31, 2025	434,018	2,751	2,888	439,657
(1) excluding other non-financial receivables

As of March 31, 2025
(EUR thousand)
Liabilities as per statements of financial position	At amortized cost	At FVPL	At FVOCI	Total
Loans and borrowings	532,740	—	—	532,740
Trade payables	295,346	—	—	295,346
Accrued liabilities (1)	51,849	—	—	51,849
Other financial liabilities	65,031	3,112	1,590	69,733
Other current liabilities (1)	31,933	—	1,612	33,545
Balance as of March 31, 2025	976,899	3,112	3,202	983,213
(1) excluding other non-financial liabilities
The table below details the financial instruments as of March 31, 2024:

As of March 31, 2024
(EUR thousand)
Assets as per statements of financial position	At amortized cost	At FVPL	At FVOCI	Total
Trade receivables	248,227	—	—	248,227
Cash and cash equivalents	87,462	—	—	87,462
Other current receivables (1)	33,260	44	1,640	34,944
Other financial assets	13,388	2,512	—	15,900
Other investments	—	—	4,995	4,995
Balance as of March 31, 2024	382,337	2,556	6,635	391,528
(1) excluding other non-financial receivables

As of March 31, 2024
(EUR thousand)
Liabilities as per statements of financial position	At amortized cost	At FVPL	At FVOCI	Total
Loans and borrowings	588,867	—	—	588,867
Trade payables	281,998	—	—	281,998
Accrued liabilities (1)	48,691	—	—	48,691
Other financial liabilities	28,699	4,294	—	32,993
Other current liabilities (1)	22,659	—	—	22,659
Balance as of March 31, 2024	970,914	4,294	—	975,208
(1) excluding other non-financial liabilities

NOTE 7    Segment information
The Company has determined the operating segments based on the reports reviewed by the Chief Executive Officer (CEO), as supported by the Executive Committee (ExCom), for the purposes of allocating resources and assessing the performance of the Group.

The ExCom consists of the Chief Executive Officer (the “CEO”); Chief Financial Officer; Chief Operating Officer - South & Eastern Europe, Middle East; Chief Operating Officer - APAC (excluding Japan); Chief Operating Officer - North and Central Europe and Global Accounts; Chief Marketing Officer & Chief Operating Officer Japan; Chief Technology Officer; Senior Vice President Strategy and Chief Product Officer; Senior Vice President Operations; Senior Vice President New Markets, Americas, Public Affairs and Chief Operating Officer Americas; Senior Vice President of Payments; Senior Vice President & Global Human Resources Director and General Counsel and Company Secretary.
Management considers the business from a product group perspective, hence the performance of TFS, Payments and PPS are assessed separately. The CEO, with the support of the ExCom, assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the CEO to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the CEO monitors the development of adjusted EBITDA presented in the consolidated management accounts. The segment information provided to the CEO and the ExCom for the reportable segments is as follows:

For the financial year ended March 31, 2025
(EUR thousand)
	Notes	TFS	Payments	Post-Purchase Solutions	Central costs	Total
Revenue		384,496	93,178	30,204	—	507,879
Operating expenses (1)		(127,747)	(51,803)	(33,296)	(92,677)	(305,522)
Adjusted EBITDA		256,749	41,375	(3,092)	(92,677)	202,357
Depreciation and amortization (2)	9					(54,415)
Exceptional items (3)						(13,276)
Operating Profit						134,665

For the financial year ended March 31, 2024
(EUR thousand)
	Notes	TFS	Payments	Post-Purchase Solutions	Central costs	Total
Revenue		311,740	83,023	27,540	—	422,303
Operating expenses (1)		(114,930)	(43,282)	(32,317)	(83,109)	(273,638)
Adjusted EBITDA		196,810	39,741	(4,777)	(83,109)	148,665
Depreciation and amortization (2)	9					(43,782)
Exceptional items (3)						(7,005)
Operating Profit						97,878

For the financial year ended March 31, 2023
(EUR thousand)
	Notes	TFS	Payments	Post-Purchase Solutions	Central costs	Total
Revenue		228,818	61,805	20,867	—	311,490
Operating expenses (1)		(91,902)	(34,267)	(26,962)	(80,377)	(233,508)
Adjusted EBITDA		136,916	27,538	(6,095)	(80,377)	77,982
Depreciation and amortization (2)	9					(51,028)
Exceptional items (3)						(12,814)
Operating Profit						14,140

(1)Operating expenses excluding Depreciation and Amortization and Exceptional items. For the financial year ended March 31, 2025 the fixed costs amounted to EUR193.2 million (EUR173.3 million for the financial year ended March 31, 2024 and EUR154.6 million for the financial year ended March 31, 2023), comprising of personnel costs of EUR127.1 million (EUR113.7 million for the financial year ended March 31, 2024, and EUR99.8 million for the financial year ended March 31, 2023) and non-personnel costs of EUR67.4 million (EUR59.6 million for the financial year ended March 31, 2024 and EUR54.8 million for the financial year ended March 31, 2023), whereas variable costs amounted to EUR112.3 million (EUR100.4 million for the financial year ended March 31, 2024 and EUR78.9 million for the financial year ended March 31, 2023).
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

Revenue by geography and by segment
Revenue is generated by TFS, Payments and Post-Purchase Solutions processed transactions; a geographical breakdown of revenue by region is provided below:

For the financial year ended March 31, 2025
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total
Europe	315,060	18,953	30,204	364,218
Asia Pacific	63,179	74,225	—	137,404
Rest of the world	6,257	—	—	6,257
Total	384,496	93,178	30,204	507,879

For the financial year ended March 31, 2024
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total
Europe	260,030	15,633	27,540	303,203
Asia Pacific	46,932	67,390	—	114,322
Rest of the world	4,778	—	—	4,778
Total	311,740	83,023	27,540	422,303

For the financial year ended March 31, 2023
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total
Europe	202,263	12,276	20,867	235,406
Asia Pacific	23,495	49,528	—	73,023
Rest of the world	3,060	1	—	3,061
Total	228,818	61,805	20,867	311,490
Revenue by top Country
A breakdown of revenue by top country is provided below:

For the financial year ended March 31, 2025
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total	% of Total Revenue
Italy	74,157	4,335	—	78,492	15%
Australia	589	63,720	—	64,309	13%
France	43,263	1,900	4,754	49,917	10%
United Kingdom	2,248	706	25,450	28,404	6%
Singapore	16,703	7,560	—	24,263	5%
Switzerland	5,876	5,876	—	11,752	2%
Total	142,836	84,097	30,204	257,137	51%

For the financial year ended March 31, 2024
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total	% of Total Revenue
Italy	62,435	4,021	—	66,456	16%
France	43,845	1,907	—	45,752	11%
Australia	495	53,060	—	53,555	13%
United Kingdom	1,010	877	27,540	29,427	7%
Singapore	14,568	8,611	—	23,179	5%
Switzerland	5,247	4	—	5,251	1%
Total	127,600	68,480	27,540	223,620	53%

For the financial year ended March 31, 2023
(EUR thousand)
	TFS	Payments	Post-Purchase Solutions	Total	% of Total Revenue
Italy	43,280	3,739	—	47,019	15%
France	39,996	1,791	—	41,787	14%
Australia	303	40,671	—	40,974	13%
United Kingdom	2,917	1,056	20,867	24,840	8%
Switzerland	4005	32	0	4037	1%
Total	90,501	47,289	20,867	158,657	51%
There is no single external customer which accounts for more than 10% of Global Blue's revenue, for any of the years presented.
Non-current assets by Country
Even though no measure of assets by segment is reported to the CODM, in accordance with IFRS 8, the non-current assets, excluding deferred income tax assets, located in the Company’s country of domicile and in all other jurisdictions, are as follows:

As of March 31, 2025
(EUR thousand)
	Intangible assets	Property, plant and equipment	Investments in associates, joint ventures and other investments	Other financial assets	Total
Switzerland	588,423	831	118	1,768	591,140
Rest of the world	32,865	44,442	—	16,456	93,763
Total	621,288	45,273	118	18,224	684,903

As of March 31, 2024
(EUR thousand)
	Intangible assets	Property, plant and equipment	Investments in joint ventures and associates and Other investments	Other financial assets	Total
Switzerland	580,958	1,076	5,142	1,824	589,000
Rest of the world	30,117	30,958	3	14,076	75,154
Total	611,075	32,034	5,145	15,900	664,154

NOTE 8    Operating expenses

(EUR thousand)		For the financial year ended March 31
Expenses by nature	Notes	2025	2024	2023
Employee benefit expenses		(167,010)	(140,050)	(118,658)
Agent costs		(108,648)	(95,333)	(75,950)
Depreciation and amortization	9	(54,415)	(43,782)	(51,028)
IT costs		(18,350)	(16,464)	(16,499)
Travel, entertainment, office and rental cost		(14,974)	(13,287)	(11,456)
Auditors, lawyers and consultants		(11,092)	(10,713)	(12,113)
External and other personnel cost		(9,878)	(8,735)	(7,544)
Contributions to defined contribution plans		(7,828)	(8,055)	(7,619)
Advertising and promotion		(4,382)	(3,644)	(3,827)
Share-based payment transactions expenses	25	(4,154)	(3,957)	(9,988)
Contributions to defined benefit plans	29	(1,649)	(1,365)	(1,607)
Corporate restructuring expenses		(1,305)	(5,660)	(2,764)
Business restructuring expenses		(1,240)	(1,324)	(4,446)
Impairment		(155)	(1,371)	(3,355)
Change in fair value of warrants and put options	27, 31	1,150	9,287	11,070
Capitalized software development expenditure	15	40,433	33,667	25,688
Other operating expenses		(9,717)	(13,639)	(7,254)
Total		(373,214)	(324,425)	(297,350)
For the financial year ended March 31, 2025 the main driver of the total increase in employee benefit expenses is the average number of employees that increased from 1,897 (in the financial year ended March 31, 2024) to 2,072. For further details regarding key management personnel remuneration, including pension obligations and other remuneration, please refer to Note 38.
For the financial year ended March 31, 2025 agent costs, referring to merchant acquiring fees, have increased as a consequence of the overall business recovery in line with revenues; in addition, they include all costs paid to carriers, representing the main operation cost of the PPS segment.
Other operating expenses comprises of bad debts, utility costs, postage, various other costs, and other exceptional items. The main driver behind the decrease of other operating expenses by EUR3.9 million in the financial year ended March 31, 2025 compared to the financial year ended March 31, 2024, primarily due to lower costs related to bad debt.

NOTE 9    Depreciation and amortization

(EUR thousand)		For the financial year ended March 31
Depreciation and amortization	Notes	2025	2024	2023
Depreciation of property, plant and equipment
Depreciation of machinery, equipment, computers and IT equipment	13	(3,660)	(3,153)	(2,672)
Depreciation of leasehold improvements	13	(644)	(697)	(529)
Depreciation of right-of-use assets	14	(15,056)	(10,317)	(10,832)
Depreciation of property, plant and equipment		(19,360)	(14,167)	(14,033)
Amortization of intangible assets
Amortization of cost to fulfill customer contracts		(2,044)	(1,753)	(1,897)
Amortization of customer relationships		(223)	(223)	(10,562)
Amortization of trademarks		(2,237)	(2,237)	(2,237)
Amortization of software		(29,680)	(24,872)	(21,390)
Amortization of other intangible assets		(871)	(529)	(909)
Amortization of intangible assets	15	(35,055)	(29,614)	(36,995)
Total Depreciation and Amortization		(54,415)	(43,782)	(51,028)
For the financial year ended March 31, 2025 and 2024 the amortization of intangible assets sources mainly from other intangible assets such as internally-developed IT software for TFS and Payments businesses, and to software purchased from external parties.
For the financial years ended March 31, 2023 the amortization of intangible assets predominantly sources from the assets recognized in the purchase price allocation process during the acquisition of Global Blue by Silver Lake and Partners Group in 2012, secondarily to other intangible assets such as internally-developed IT software for TFS and Payments businesses, and to software purchased from external parties.
The amortization period for customer relationships related to key accounts and national accounts acquired in 2012 ended as of July 31, 2022, while the initial acquisition value of these assets was EUR335.2 million.

NOTE 10    Net finance income / (costs)

(EUR thousand)	For the financial year ended March 31
	2025	2024	2023
Finance income
Interest income on current bank deposits	1,449	4,027	1,605
Net foreign exchange gain on financing activities	—	1,595	—
Interest income on interest rate swap	2,583	887	—
Other finance income	947	567	455
Total finance income	4,979	7,076	2,060
Gain from debt modifications	55,936	—	—
Total gain from debt modifications	55,936	—	—
Finance costs
Interest on bank borrowings (including amortization of capitalized financing fees)	(54,857)	(52,676)	(30,894)

Lease liabilities interest	(1,762)	(1,167)	(588)
Net foreign exchange loss on financing activities	(1,788)	(6)	(2,537)
Net foreign exchange loss on operating activities (1)	(737)	(975)	(3,501)
Other finance costs	(1,066)	(2,597)	(1,129)
Total finance costs	(60,210)	(57,421)	(38,649)
Net finance income / (costs)	705	(50,345)	(36,589)
        (1) Net foreig

n exchange gain and loss arising during the period is the difference between the value originally recorded and the amount actually paid or received, as well as unrealized gain and loss due to the difference between the original value recorded and the value at the balance sheet date.
For details regarding underlying loans and borrowings, refer to Note 26.

NOTE 11    Income tax expense

(EUR thousand)	For the financial year ended March 31
Income tax	2025	2024	2023
Current income tax expense	(35,275)	(26,201)	(9,947)
Adjustments in respect of current income tax of prior years	(5,821)	(119)	5,051
Deferred income tax expense	(7,420)	37	2,702
Adjustments in respect of deferred income tax of prior years	6,714	(324)	1,144
Income tax expense	(41,802)	(26,607)	(1,050)
During the financial year ended March 31, 2025 the Group recognized EUR7.2 million net deferred tax liability related to the gain on the two debt modifications (see Note 26).
During the financial year ended March 31, 2025 the Group recognized EUR5.2 million current income tax expense sourcing from prior years and relating to the revised interpretation of the tax law applicable to prior years’ taxable income in a foreign jurisdiction. Furthermore, considering that the revised interpretation results in a deductible temporary difference, the Group also recognized EUR5.2 million of deferred income tax benefit of prior year and a corresponding deferred tax asset. The Group has recorded these adjustments in the current financial year considering that they are not material to either the current or prior year financial statements.
The below table reconciles the income tax expense calculated by applying the Swiss statutory tax rate applicable to the Company, to the effective taxes reported in the income statement:

(EUR thousand)	For the financial year ended March 31
	2025	2024	2023
Profit / (Loss) before tax	135,370	47,553	(22,449)
Effective tax
Tax benefit / (expense) calculated at the Swiss statutory tax rate of 18.76% (18.81% in both FY2023/24 and FY2022/23) applicable to the Company	(25,398)	(8,941)	4,221
Adjustments in respect of prior years	(625)	(443)	5,051
Recognition of previously unrecognized deductible temporary differences and tax losses carry-forward	8,194	188	2,428
Expenses not deductible for tax purposes	(6,436)	(9,805)	(7,349)
Current-year losses for which no deferred income tax asset is recognized	(3,871)	(6,293)	(5,039)
Effect of income taxed at different tax rates	(10,658)	(1,580)	(4,667)

Tax-exempt income	1,464	2,168	1,885
Other tax items	(4,472)	(1,901)	2,420
Total reported effective tax expense	(41,802)	(26,607)	(1,050)
The reconciliation item expenses not deductible for tax purposes mainly includes tax effects resulting from non-deductible interest expenses amounting to EUR3.7 million (EUR7.7 million for the financial year ended March 31, 2024)
The increase of the reconciliation item effect of income taxed at different tax rates is mainly connected to the increased taxable income generated in jurisdictions with a corporate income tax rate higher than the Swiss statutory tax rate.

(EUR thousand)	For the financial year ended March 31
Tax items recognized directly in other comprehensive income:	2025	2024	2023
Tax effect on actuarial gains / losses	(384)	182	86
Tax effect on other investments at FVOCI	710	168	(181)
Total tax effect	326	350	(95)

NOTE 12    Earnings per share

(EUR thousand)	For the financial year ended March 31
Earnings per share	2025	2024	2023
Profit / (loss) attributable to the owners of the parent	84,314	13,975	(25,621)
Profit / (loss) attributable to the owners of the parent attributable to ordinary shares	70,148	11,613	(21,635)
Profit / (loss) attributable to the owners of the parent attributable to preference shares	14,166	2,362	(3,986)
Weighted average number of basic ordinary shares outstanding (thousand)	199,636	193,345	187,326
Weighted average number of basic preference shares outstanding (thousand)	40,314	39,323	34,509
Basic profit / (loss) per ordinary share	0.35	0.06	(0.12)

Profit / (loss) from continuing operations attributable to the owners of the parent	84,314	13,975	(25,621)
Profit / (loss) from continuing operations attributable to the owners of the parent attributable to ordinary shares	70,148	11,628	(21,635)
Profit / (loss) from continuing operations attributable to the owners of the parent attributable to preference shares	14,166	2,347	(3,986)
Weighted average number of diluted ordinary shares outstanding (thousand)	199,636	194,817	187,326
Weighted average number of diluted preference shares outstanding (thousand)	40,314	39,323	34,509
Diluted profit / (loss) per ordinary share	0.35	0.06	(0.12)

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
During the financial year ended March 31, 2025, the Company approved the modification of certain terms of the existing share-based payments plans, resulting in the reclassification of all plans from equity-settled to cash-settled share-based payments; see Note 25 for further details.
For the financial year ended March 31, 2024, the Company has excluded 6.4 million (8.0 million for the financial year ended March 31, 2023) ordinary shares from the diluted earnings per ordinary share calculation, as the impact of those shares is not-dilutive. Those shares relate to the Management Incentive Plan. The ordinary shares relate to share-based payments plans and are potentially dilutive instruments.
For the financial year ended March 31, 2023, the Company has excluded 2.0 million ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive.
The 30,735,950 outstanding warrants as of March 31, 2025, 2024 and 2023 are considered as not-dilutive.

NOTE 13    Property, plant and equipment

(EUR thousand)	As of March 31
	2025	2024
Gross carrying amount
Machinery, equipment, computers and IT equipment	23,646	28,552
Leasehold improvements	4,346	4,340
Right-of-use assets	62,463	47,391
Total Gross carrying amount	90,455	80,283
Accumulated depreciation and impairment
Machinery, equipment, computers and IT equipment	(15,111)	(22,131)
Leasehold improvements	(2,688)	(2,716)
Right-of-use assets	(27,384)	(23,402)
Total Accumulated depreciation and impairment	(45,183)	(48,249)

Total Property, plant and equipment	45,273	32,034
The below movement tables exclude the movements of right-of-use assets, which are presented and detailed in Note 14.

(EUR thousand)
	Machinery, equipment, computers and IT equipment	Leasehold Improvements	Total
Gross carrying amount
Opening balance as of April 1, 2024	28,552	4,340	32,892
Additions	6,116	692	6,808
Disposals	(10,748)	(712)	(11,460)
Reclassifications	(59)	14	(45)
Exchange differences	(203)	11	(192)
Closing balance as of March 31, 2025	23,646	4,346	27,992
Accumulated depreciation and impairment
Opening balance as of April 1, 2024	(22,131)	(2,716)	(24,847)
Depreciation charge for the year	(3,659)	(644)	(4,305)
Disposals	10,550	679	11,229
Exchange differences	129	(7)	122
Closing balance as of March 31, 2025	(15,111)	(2,688)	(17,799)

Net book value as of March 31, 2025	8,535	1,658	10,193

(EUR thousand)
	Machinery, equipment, computers and IT equipment	Leasehold Improvements	Total
Gross carrying amount
Opening balance as of April 1, 2023	30,301	4,535	34,836
Additions	3,779	407	4,186
Disposals	(4,803)	(1,016)	(5,819)
Reclassifications	(458)	457	(1)
Exchange differences	(267)	(43)	(310)
Closing balance as of March 31, 2024	28,552	4,340	32,892
Accumulated depreciation and impairment
Opening balance as of April 1, 2023	(23,797)	(3,056)	(26,853)
Depreciation charge for the year	(3,153)	(697)	(3,850)
Impairment charge for the year	(1,233)	—	(1,233)
Disposals	5,818	998	6,816
Exchange differences	234	39	273
Closing balance as of March 31, 2024	(22,131)	(2,716)	(24,847)

Net book value as of March 31, 2024	6,421	1,624	8,045

NOTE 14    Leases
Right-of-use assets recognized within property, plant and equipment are comprised of the following:

(EUR thousand)	As of March 31
Right-of-use assets	2025	2024
Offices	13,817	11,397
Refund points	14,133	3,434
IT contracts	2,560	4,355
Others	4,570	4,802
Total right-of-use assets	35,080	23,988
Right-of-use assets’ movements during the periods were as follows:

(EUR thousand)	For the financial year ended March 31
Movement of right-of-use assets	2025	2024
Opening balance as of April 1	23,988	16,856
New contracts	23,327	17,081
Modifications	2,992	194
Depreciation	(15,055)	(10,317)
Exchange differences	(172)	174
Closing balance as of March 31	35,080	23,988
Lease liabilities recognized within other financial liabilities are the following:

(EUR thousand)		As of March 31
Lease liabilities	Notes	2025	2024
Current	31	12,083	8,802
Non-current	27	23,424	14,774
Total lease liabilities		35,507	23,576
Movements of lease liabilities during the periods were as follows:

(EUR thousand)	For the financial year ended March 31
Movement of lease liabilities	2025	2024
Opening balance as of April 1	23,576	17,227
New contracts	23,634	17,081
Modifications	1,979	243
Accrued interest expense	1,777	967
Cash outflow - principal elements	(13,636)	(10,711)
Cash outflow - interest	(1,760)	(967)
Exchange differences	(63)	(264)
Closing balance as of March 31	35,507	23,576
The contractual duration of the lease liabilities is the following:

(EUR thousand)	As of March 31
Contractual maturities of lease liabilities	2025	2024
Less than 2 years	8,905	18,009
Between 2 and 5 years	17,366	8,345
More than 5 years	569	941
Total	26,840	27,295
Lease-related amounts recognized in the income statement are as follows:

(EUR thousand)	For the financial year ended March 31
Depreciation charge of right-of-use assets	2025	2024	2023
Offices	4,079	3,616	3,891
Refund points	5,923	2,988	3,762
IT contracts	3,185	2,110	2,019
Others	1,868	1,603	1,160
Total depreciation charge of right-of-use assets	15,055	10,317	10,832

(EUR thousand)	For the financial year ended March 31
Other lease-related expenses	2025	2024	2023
Expenses relating to short-term leases, other than refund points in airports	50	100	718
Expenses relating to leases of low-value assets that are not short-term leases	28	18	63
Expenses relating to variable lease payments not included in lease liabilities	1,226	1,107	3,235
Total other lease-related expenses	1,304	1,225	4,016
The total cash outflow for leases for the financial year ended March 31, 2025 was EUR15.4 million (EUR11.9 million for the financial year ended March 31, 2024 and EUR15.2 million for the financial year ended March 31, 2023).

NOTE 15    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Cost to fulfill customer contracts	Software	Other intangible assets	Total
Opening balance as of April 1, 2024	514,073	45,887	656,518	20,532	196,192	9,263	1,442,465
Additions	—	—	—	1,597	40,513	2,101	44,211
Disposals	—	—	—	(106)	(877)	(2,468)	(3,451)
Exchange differences	1,605	(35)	—	(81)	(957)	(59)	473
Gross carrying amount	515,678	45,852	656,518	21,942	234,871	8,837	1,483,698

Opening balance as of April 1, 2024	—	(26,098)	(652,368)	(15,338)	(122,280)	(8,118)	(824,202)
Amortization	—	(2,237)	(223)	(2,044)	(29,680)	(871)	(35,055)

Disposals	—	—	—	106	806	2,451	3,363
Exchange differences	—	—	—	38	683	49	770
Accumulated amortization	—	(28,335)	(652,591)	(17,238)	(150,471)	(6,489)	(855,124)

Opening balance as of April 1, 2024	(1,890)	(1,155)	—	—	(3,645)	(498)	(7,188)
Impairment	—	—	—	—	(41)	—	(41)
Disposals	—	—	—	—	17	—	17
Exchange differences	(114)	35	—	—	5	—	(74)
Accumulated impairment	(2,004)	(1,120)	—	—	(3,664)	(498)	(7,286)

Net book value as of March 31, 2025	513,674	16,397	3,927	4,704	80,736	1,850	621,288

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Cost to fulfill customer contracts	Software	Other intangible assets	Total
Opening balance as of April 1, 2023	512,273	45,909	656,518	19,385	167,455	10,258	1,411,798
Additions	—	2	—	1,226	33,665	363	35,256
Disposals	—	—	—	—	(4,159)	(1,130)	(5,289)
Exchange differences	1,800	(24)	—	(79)	(769)	(228)	700
Gross carrying amount	514,073	45,887	656,518	20,532	196,192	9,263	1,442,465

Opening balance as of April 1, 2023	—	(23,861)	(652,145)	(13,618)	(101,641)	(8,865)	(800,130)
Amortization	—	(2,237)	(223)	(1,753)	(24,872)	(529)	(29,614)
Disposals	—	—	—	—	3,628	1,069	4,697
Exchange differences	—	—	—	33	605	207	845
Accumulated amortization	—	(26,098)	(652,368)	(15,338)	(122,280)	(8,118)	(824,202)

Opening balance as of April 1, 2023	(2,015)	—	—	—	(3,647)	(498)	(6,160)
Impairment	—	(1,156)	—	—	(32)	—	(1,188)
Disposals	—	—	—	—	23	—	23
Exchange differences	125	1	—	—	11	—	137
Accumulated impairment	(1,890)	(1,155)	—	—	(3,645)	(498)	(7,188)

Net book value as of March 31, 2024	512,183	18,634	4,150	5,194	70,267	647	611,075
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

(EUR thousand)	As of March 31
Goodwill	2025	2024
TFS	361,687	361,750
Payments	49,141	49,525
ZigZag	65,472	63,825
Yocuda	8,135	7,844
ShipUp	29,239	29,239
Total	513,674	512,183
TFS and Payments
The recoverable amount of each Cash Generating Unit (CGU) has been determined based on value-in-use calculations; these calculations use post-tax cash flow projections based on management’s current view at the time of the analysis. Cash flows beyond the 3-year period are extrapolated using an estimated growth rate stated below.
In determining the forecasts for the TFS and Payments CGUs over the 3-year period employed in the value-in-use calculation, the Group applied estimated growth percentages considering actual revenues achieved the previous year and current year.
Though the TFS and Payments CGUs offer different solutions, the underlying driver of both is international travel and extra-regional transactions; the key assumptions used for the value-in-use calculations are as follows:
•Post-tax discount rate of 8.21% (9.00% as of March 31, 2024) for the TFS CGU.
•Post-tax discount rate of 8.31% (8.52% as of March 31, 2024) for the Payments CGU.
•After the business plan period, assumed terminal growth rates of 1.5% and 2.2% have been applied for TFS and Payments CGUs, respectively (1.6% and 2.3% as of March 31, 2024).
As of March 31, 2025, and with respect to the TFS CGU, the headroom was EUR1,950.7 million, with the percentage by which the TFS recoverable amount exceeded the carrying value being 557%. With respect to the Payments CGU, the headroom was EUR246.8 million, with the percentage by which the Payments recoverable amount exceeded the carrying value being 346%.
The directors and management have considered and assessed reasonably possible changes for key assumptions and have not identified any instances that could cause the carrying amount of either the TFS or the Payments CGUs to exceed their recoverable amounts.
Post-Purchase Solutions
Goodwill allocated in total to PPS amounts to EUR102.8 million. Management has identified three CGUs, namely ZigZag, Yocuda, and ShipUp with corresponding goodwill of EUR65.5 million, EUR8.1 million, and EUR29.2 million, respectively. As the goodwill attributed to Yocuda represents less than 1.6% of the total Group goodwill, only information relating to ZigZag and ShipUp CGUs is presented below, for which the recoverable amount is determined based on the fair value less cost of disposal. For the ShipUp CGU the fair value has been categorized as Level 2 within the fair value hierarchy, due to the other-than-quoted prices observable inputs utilized in the valuation, while for the ZigZag CGU as Level 3, due to the combination of other-than-quoted prices observable inputs and non-observable inputs utilized in the valuation.
ZigZag
In the case of ZigZag, the recoverable amount of the CGU has been assessed based on the fair value less cost of disposal of the underlying assets, which has been based on a market approach utilizing 2025 trading multiples of comparable listed companies operating in the eCommerce sector, calculated as enterprise value divided by 2025 projected revenue (‘trading revenue multiple’).
Taking into consideration that ZigZag is a start-up operating at a loss until March 31, 2025, management deemed the trading revenue multiple as the key valuation metric; adjusted EBITDA and net income multiples were not considered, given several of the peers are expected to be similarly operating at a loss.
The implied average trading revenue multiple for the peer group of ZigZag is approximately 5.5x, when the values for the peer group ranged from 1.4x to 13.9x, resulting in a derived recoverable amount that exceeded the carrying amount by EUR87.0 million, with the percentage by which the ZigZag recoverable amount exceeded the carrying value being 126%.
The directors and management has considered and assessed reasonably possible changes for key assumptions and have not identified any instances that could cause the carrying amount of ZigZag CGU to equate its recoverable amount.
ShipUp
The recoverable amount of the ShipUp CGU has been determined based on the fair value less cost of disposal of the underlying assets, which has been based on a market approach utilizing transaction multiples of companies operating in the same industry as ShipUp, calculated as enterprise value divided by actual revenue (‘revenue multiple’).
Taking into consideration that ShipUp is a start-up, operating at a loss until March 31, 2025, management deemed the revenue multiple as the key valuation metric.
The implied revenue multiple for the comparable transactions is approximately 8.0x, when the values for the comparable transactions ranged from 3.0x to 15.8x resulting in a derived recoverable amount that exceeded the carrying amount by EUR4.5 million, with the percentage by which the ShipUp recoverable amount exceeded the carrying value being 15%.
The sensitivity analysis for ShipUp showed that the recoverable amount would equate the carrying amount if the revenue multiple of comparable transactions of companies became 7.1x, which the directors and management have assessed as the sole reasonably possible change that could cause the carrying amount of the ShipUp CGU to equate its recoverable amount.
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
Customer Relationships
As part of the ShipUp acquisition during the financial year ended March 31, 2023, the Group identified customer relationships as a separate intangible asset with a EUR3.9 million fair value. These comprise of different types of customers, categorized based on revenue and geographical footprint or services offered. The expected economic life for the customer relationships is 20 years, and these will be fully amortized by October 2042.
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
For the financial year ended March 31, 2025 total capitalized software development expenditure amounted to EUR40.5 million (EUR33.7 million for the financial year ended March 31, 2024) out of the total development costs incurred of EUR79.3 million (EUR60.1 million for the financial year ended March 31, 2024).
Other intangible assets
Other intangibles include licenses acquired and software purchased from external parties.

NOTE 16    Interests in other entities
Joint ventures and associates
The Group holds interests in joint ventures and associates that are individually not material.

(EUR thousand)	As of March 31
	2025	2024	2023
Aggregate carrying amount of individually immaterial joint ventures and associates	118	150	230
Aggregate amount of the Group's share of:
Income / (loss) from continuing operations	443	(63)	(111)
Other comprehensive loss	—	(17)	—
Total comprehensive income / (loss)	443	(80)	(111)

As of March 31, 2025 the net book value of loans granted by the Group to joint ventures and associates is EUR1.3 million (EUR0.8 million as of March 31, 2024).
Other investments
Other investments represent equity securities not held for trading, are comprised of minority shares in technology companies active in the post-purchase solutions domain, with subsequent changes in fair value recognized through other comprehensive income.

(EUR thousand)	For the financial year ended March 31
	2025	2024	2022
Opening balance as of April 1	4,995	7,051	3,881
Additions	—	490	2,000
Fair value adjustment	(4,995)	(2,546)	1,343
Reclassification to joint ventures and associates	—	—	(173)
Closing balance as of March 31	—	4,995	7,051
As of March 31, 2025 the net book value of other investments is nil (EUR5.0 million as of March 31, 2024), as a consequence of recognizing fair value losses under other comprehensive income associated with two equity investments, following the lack of liquidity necessary to continue their business operations.

NOTE 17    Other financial assets

(EUR thousand)	For the financial year ended March 31
Other financial assets	2025	2024
Collateral for lease and other agreements	10,738	11,828
Pledged asset for endowment insurance	2,751	2,512
Collateral for Bank Guarantees	1,847	1,560
Derivative financial instrument	2,888	—
Total	18,224	15,900
The collateral for lease and other agreements comprises mainly of deposits with lessors, tax authorities, merchants and other agreements. The fair value of other financial assets does not differ significantly from their book value.
The pledged asset for endowment insurance is related to agreements with two former employees in Sweden, within the framework of supplementary pensions for salaried employees secured by insurance policies with external providers and reported as defined contribution plan. The Group paid a lump sum to the insurance company and pledged it in its entirety for the benefit of the two employees; the asset is reported as a financial asset under other financial assets, whereas the corresponding commitment is reported as other non-current financial liability (refer to Note 27). The asset is remeasured at fair value, and these agreements do not meet the definition of a pension plan. Global Blue made no payments during the fiscal year ended March 31, 2025 and does not have any further payment obligations as the beneficiaries are only due the value of the pledged asset, for example if the value goes up they will receive more, if it goes down they will receive less.
The derivative financial instrument consists of the fair value of the interest rate cap contract (IRC) entered by the Group on December 9, 2024, for an underlying amount of EUR150.0 million and expiring in January 2027, in order to reduce its exposure to the EURIBOR volatility during the maturity period of the Term Loan. The Group assessed the IRC as a hedge instrument, and recognized the change in the fair value in other comprehensive income.

NOTE 18    Trade receivables
The tables below detail the trade receivables balances as of March 31, 2025 and March 31, 2024:

As of March 31, 2025
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	195,383	51,486	5,863	252,732
Less: Loss allowance	(4,051)	(2)	(296)	(4,349)
Total	191,332	51,484	5,567	248,383

(EUR thousand)
Age analysis of gross trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	163,575	48,909	(3,645)	208,839
Trade receivables overdue:
Up to 3 months	29,813	2,501	4,195	36,509
3 months - 6 months	883	74	546	1,503
More than 6 months	1,112	2	4,767	5,881
Total	195,383	51,486	5,863	252,732

As of March 31, 2024
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	182,567	65,239	4,548	252,354
Less: Loss allowance	(3,957)	—	(170)	(4,127)
Total	178,610	65,239	4,378	248,227

(EUR thousand)
Age analysis of gross trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	143,706	61,126	2,957	207,789
Trade receivables overdue:
Up to 3 months	33,634	4,110	1,083	38,827
3 months - 6 months	3,756	—	126	3,882
More than 6 months	1,471	3	382	1,856
Total	182,567	65,239	4,548	252,354
Overdue trade receivables are associated with a number of independent customers for whom there is no recent history of defaults.
The fair value of trade receivables approximates the carrying amount, net of the expected credit losses.

The table below details the movements of the expected credit losses of trade receivables:

(EUR thousand)	For the financial year ended March 31
Movements of the expected credit losses of trade receivables	2025	2024
Opening balance as of April 1	(4,127)	(2,062)
Income statement charge for the year	(1,070)	(3,763)
Write-offs	117	236
Reversal of unused amounts	721	1,424
Exchange differences	10	38
Closing balance as of March 31	(4,349)	(4,127)
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

NOTE 19    Other receivables

(EUR thousand)	As of March 31
Other receivables	2025	2024
Payment solutions receivables	29,781	20,760
VAT receivables	16,798	11,017
Advances and deposits	10,090	7,861
Other current receivables	4,558	4,322
Government grants	1,401	1,290
Withholding taxes	—	1,980
Derivative financial instruments	—	1,684
Total	62,628	48,914
Payment solutions receivables include acquirer settlements (financial institutions that process credit or debit card payments on behalf of a merchant) for which cash was not yet received at year end; the balance increased mainly due to the fact that as of March 31, 2025 there was an increase in the operations close to financial year-end, generating higher invoices to be issued to the acquirers as of the balance sheet date. For the financial year ended March 31, 2025 the increase in VAT receivables is primarily due to timing differences in VAT deductions, pending reimbursements, and unclaimed returns, all of which are expected to stabilize as settlements are processed.

NOTE 20    Prepaid expenses

(EUR thousand)	As of March 31
Prepaid expenses	2025	2024
Office and IT-related	4,381	4,434
Insurance	2,160	388
Contracts with customers	43	339
Other	1,881	1,601
Total	8,465	6,762

NOTE 21    Cash and cash equivalents
Cash and cash equivalents consist of cash and bank accounts and are payable on demand. The bank accounts earn interest at various rates which differ by account.

(EUR thousand)	As of March 31
Cash and cash equivalents	2025	2024
Cash and bank balances	123,522	87,341
Deposits	261	121
Total	123,783	87,462
The fair value of cash and cash equivalents approximates its carrying value due to its short term nature.
In relation to pledges of cash-on-hand, as these are solely related to the SFA, please refer to Note 26.

NOTE 22    Issued capital and reserves
Number of shares authorized and issued

For the financial year ended March 31, 2025	Number of shares
(in thousand)	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of April, 2024	210,317.8	17,684.4	22,023.5	250,025.7
Issuance of preference shares B to CK Opportunities Wolverine Sarl (Paid-in-kind dividend)	—	—	1,101.2	1,101.2
Closing balance as of March 31, 2025	210,317.8	17,684.4	23,124.7	251,126.9
During the financial year ended March 31, 2025, 1,101,176 series B preference shares convertible into common shares, were issued in the Company and transferred to CK Opportunities Wolverine Sarl (“Certares”), in relation to the dividend-in-kind approved by the Company’s annual shareholders’ meeting on September 12, 2024.

For the financial year ended March 31, 2024	Number of shares
(in thousand)	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of April 1, 2023	201,226.9	17,684.4	21,176.5	240,087.7
Issuance of share capital Global Blue Group Holding A.G.	9,090.9	—	—	9,090.9
Issuance of preference shares B to CK Opportunities Wolverine Sarl (Paid-in-kind dividend)	—	—	847.1	847.1
Closing balance as of March 31, 2024	210,317.8	17,684.4	22,023.5	250,025.7
During the financial year ended March 31, 2024, 9,090,909 ordinary shares were issued in the Company based on the investment agreement with Tencent Mobility Limited (“Tencent”). Tencent subscribed for and received the aforementioned issued shares for EUR45.7 million (USD50.0 million). The transaction costs and stamp duties amounting to EUR3.6 million were deducted from other reserves in equity.

During the financial year ended March 31, 2024, 847,059 series B preference shares, convertible into common shares, were issued by the Company and transferred to CK Opportunities Wolverine Sarl (“Certares”), in relation to the dividend-in-kind approved by the Company’s September 14, 2023 annual shareholders’ meeting.

For the financial year ended March 31, 2023	Number of shares
(in thousand)	Ordinary shares	Preference shares A	Preference shares B	Total
Opening balance as of April 1, 2022	192,535.0	17,788.5	—	210,323.5
Issuance of share capital Global Blue Group Holding A.G.	8,587.8	—	21,176.5	29,764.3
Issuance of treasury shares by Global Blue Group Holding A.G.	104.1	—	—	104.1
Cancellation of preference shares by Global Blue Group Holding A.G.	—	(104.1)	—	(104.1)
Closing balance as of March 31, 2023	201,226.9	17,684.4	21,176.5	240,087.7
During the financial year ended March 31, 2023, 8,587,786 and 21,176,470 series B preference shares, convertible into ordinary shares, were issued in the parent company based on the investment agreement with Certares. Certares subscribed for and received the aforementioned issued shares for EUR215.2 million (USD225.0 million). The transaction costs and stamp duties amounting to EUR4.9 million were deducted from other reserves in equity.
During the financial year ended March 31, 2023, 104,135 ordinary shares were issued in the parent company and held in the custody of Global Blue Group II GmbH; and 104,135 series A preference shares were cancelled in the parent company and the reduction amount was allocated to the share premium.

Treasury shares

For the financial year ended March 31, 2025
	Number of shares (thousand)			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2024	10,743.1	0.2	10,743.3	(108)	(3)	(111)
Vested RSA shares	(423.2)	—	(423.2)	4	—	4
Buy-back program	631.8	—	631.8	(7)		(7)
Closing balance as of March 31, 2025	10,951.6	0.2	10,951.9	(111)	(3)	(114)
During the financial year ended March 31, 2025, within the framework of the Company’s Management Incentive Plan, and more specifically under the Restricted Stock Award program, 423,234 ordinary shares vested and were transferred to the corresponding employees. The shares were transferred out of the treasury shares held in the custody of Global Blue Group II GmbH.
In August 2024, the Board of Directors approved an ordinary-shares repurchase program, subsequently amended in November 2024, for an amount of USD15 million until November 30, 2025 (the “buy-back program”). Within the framework of the buy-back program, during the financial year ended March 31, 2025, 631,765 ordinary shares were acquired by the Company.

For the financial year ended March 31, 2024
	Number of shares (thousand)			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2023	11,371.1	0.2	11,371.4	(114)	(3)	(117)
Vested RSA shares	(628.0)	—	(628.0)	6	—	6
Closing balance as of March 31, 2024	10,743.1	0.2	10,743.3	(108)	(3)	(111)
During the financial year ended March 31, 2024, within the framework of the Company’s Management Incentive Plan, and more specifically under the Restricted Stock Award program, 628,045 ordinary shares vested and were transferred to the corresponding employees. The shares were transferred out of the treasury shares held in custody of Global Blue Group II GmbH.

For the financial year ended March 31, 2023
	Number of shares (thousand)			Value (EUR thousand)
	Ordinary shares	Preference shares A	Total	Ordinary shares	Preference shares A	Total
Opening balance as of April 1, 2022	12,995.0	104.4	13,099.4	(9,297)	(882)	(10,179)
Issuance of treasury shares by Global Blue Group Holding A.G.	104.1	—	104.1	(1)	—	(1)
Acquisition of treasury shares as at Vested RSA shares	(538.0)	—	(538.0)	5	—	5
Allocation of treasury shares to shareholders by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.)	(1,190.0)	—	(1,190.0)	9,179	—	9,179
Cancellation of preference shares A by Global Blue Group Holding A.G.	—	(104.1)	(104.1)	—	879	879
Closing balance as of March 31, 2023	11,371.1	0.2	11,371.4	(114)	(3)	(117)
During the financial year ended March 31, 2023, 104,135 ordinary shares were issued in the parent company and held initially in the custody of Global Blue Group II GmbH; and 538,044 ordinary shares vested and were transferred to the employees under the Company’s Restricted Stock Award program. The shares were transferred out of the treasury shares held in custody of Global Blue Group II GmbH.
During the financial year ended March 31, 2023, 1,189,977 ordinary shares were allocated by Ocorian Ltd. (formerly Estera Trust (Jersey) Ltd.) to other employees, ex-employees and members of management; and 104,135 preference A shares were cancelled in the Company and the reduction amount was allocated to the general reserve.

NOTE 23    Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2025
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	91,230,811	11,970,487	103,201,298	43.0%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.7%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	23,124,705	32,411,674	13.5%	—
Tencent Mobility Limited	18,181,818	—	18,181,818	7.6%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	7,639,107	616,223	8,255,330	3.4%	516,317
Other Shareholders	22,884,760	158,294	23,043,054	9.6%	20,969,283
Total excl. instruments held by the Group	199,366,170	40,808,846	240,175,016	100.0%	30,735,950
Treasury shares	10,951,622	236	10,951,858		—
Total incl. instruments held by the Group	210,317,792	40,809,082	251,126,874		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2024
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	91,230,811	11,970,487	103,201,298	43.1%	6,548,415
Partners Group and Affiliates (2)	37,642,705	4,939,137	42,581,842	17.8%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	22,023,529	31,310,498	13.1%	—
Tencent Mobility Limited	18,181,818	—	18,181,818	7.6%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	8,721,599	774,517	9,496,116	4.0%	516,317
Other Shareholders	22,010,799	—	22,010,799	9.2%	20,969,283
Total excl. instruments held by the Group	199,574,701	39,707,670	239,282,371	100.0%	30,735,950
Treasury shares	10,743,091	236	10,743,327		—
Total incl. instruments held by the Group	210,317,792	39,707,906	250,025,698		30,735,950

	Shareholders of Global Blue Group Holding AG
	as of March 31, 2023
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants
Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	45.6%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	18.8%	2,701,935
CK Opportunities Wolverine Sarl	9,286,969	21,176,470	30,463,439	12.7%	—
Ant Group	12,500,000	—	12,500,000	5.2%	—
GB Directors, Executive Management & Other Employees	8,883,950	774,517	9,658,467	4.0%	516,317
Other Shareholders	21,796,402	—	21,796,402	9.1%	20,969,283
Total excl. instruments held by the Group	189,855,747	38,860,611	228,716,358	100.0%	30,735,950
Treasury shares	11,371,136	236	11,371,372		—
Total incl. instruments held by the Group	201,226,883	38,860,847	240,087,730		30,735,950

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
For the financial year ended March 31, 2025, there was no change in the conditions for the ordinary shares; please refer to Note 22 for details.
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

Call Option
The Company can exercise a call option with 20 days notice to exchange the Series A preference shares 1:1 for ordinary shares.
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
Liquidation
Each holder of preference shares is entitled to a priority share of the liquidation proceeds up to USD10.00 per share. The remainder is distributed to the holders of the ordinary shares.
For the financial year ended March 31, 2025, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Series A preference shares.
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
During the financial year ended March 31, 2025, 1,101,176 Series B shares were issued by the Company and transferred to Certares, in relation to the dividend-in-kind approved by the Company’s September 12, 2024 shareholders annual meeting (847,059 during the financial year ended March 31, 2024).
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
Conversion right
The Series B preference shares may be converted into ordinary shares at any time at the election of Certares from six months after June 13, 2022.
Forced conversion
The Company has the right to acquire all or any portion of the Series B preference shares in exchange for ordinary shares. This can be exercised entirely at the discretion of the Company on or after the June 13, 2023 if the 40-days VWAP of the ordinary shares is at least USD6.80 per share or on a change of control. As of March 31, 2025 the Company has not exercised the aforementioned right in accordance with the transaction with Shift4 Payments Inc. mentioned below.
Redemption
The Series B preference shares are only redeemable at the Company’s option.
Liquidation
Each holder of Series B preference shares is entitled to receive a liquidation preference dividend equal to the higher of USD8.50 and the amount that such preferred share would have received had it been converted into an ordinary share immediately prior to the liquidation.
Warrants
On August 28, 2020, 21,083,307 public warrants and 9,766,667 private warrants were issued for a total number of warrants (“Warrants”) of 30,849,974 at a fair value of EUR20.2 million.
The Warrants were issued in exchange for services provided by FPAC at the date of the merger. The Warrants were accounted for in accordance with IAS 32 as liability and were measured at the fair value of the equity instrument granted.
As of March 31, 2025, 30,735,950 warrants are outstanding with a fair value of EUR0.6 million; please refer to Note 31 for details of the movement in the number of warrants during the period.
For the financial year ended March 31, 2025, there was no change in the conditions for the Warrants; please refer to Note 31 for details.
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
If the Company calls the public warrants for redemption as described above, it will have the option to require any holder that wishes to exercise its public warrant prior to such redemption to do so on a “cashless basis”.
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
Transaction Agreement
On February 16, 2025, Global Blue entered into a transaction agreement (the “Transaction Agreement”) with Shift4 Payments, Inc., a Delaware corporation (“Shift4”).
Pursuant to the Transaction Agreement, and upon the terms and subject to the conditions set forth therein, Shift4 formed a new wholly-owned Swiss limited liability company (“Merger Sub”), commenced a tender offer (the “Offer”) to acquire all of the outstanding (i) ordinary shares of Global Blue, at a price per share equal to USD7.50, (ii) preference shares Series A at a price per share equal to USD10.00, and (iii) preference shares Series B at a price per share equal to USD11.81.

Pursuant to the Transaction Agreement, Merger Sub’s obligation to accept for payment and pay for any Global Blue shares tendered pursuant to the Offer is subject to customary conditions, including that: (i) there be validly tendered and not properly withdrawn a number of Global Blues shares that would represent at least 90% of all the Global Blue shares; (ii) no governmental entity of competent jurisdiction in certain applicable jurisdictions shall have enacted or promulgated any law or order to prohibit, restrain, enjoin or make illegal the consummation of the Offer that remains in effect; (iii) certain required regulatory approvals shall have been obtained, received or deemed to have been received; (iv) the Transaction Agreement shall not have been terminated; (v) Global Blue shall have obtained a written confirmation of the Swiss Federal Tax Administration confirming that the transaction structure does not result in Swiss withholding tax being triggered or imposed on Global Blue or Merger Sub as a result of or in connection with the Merger; and (v) certain other customary conditions set forth in the Transaction Agreement.
Following the completion of the Offer and provided that at such time Shift4 directly or indirectly has acquired or controls at least 90% of the then outstanding Global Blue shares, Shift4 and Global Blue intend that a merger agreement to be entered into between Merger Sub and the Company pursuant to which the Company will be merged with and into Merger Sub, and Merger Sub will continue as the surviving entity.
At the effective time of the merger, each Global Blue share (other than Global Blue Shares owned by Shift4 or Merger Sub) that is not validly tendered and accepted pursuant to the Offer after the Acceptance Time will thereupon be cancelled by operation of law as of the deletion of Global Blue from the commercial register, and converted into the right to receive consideration equal to the applicable Offer Consideration for the Common Shares, Series A Shares and Series B Shares, and each Global Blue Share owned by Shift4 or Merger Sub will thereupon be deemed cancelled without any conversion thereof on the terms and subject to the conditions set forth in the Merger Agreement.
The transaction has no effects on the Group’s annual consolidated financial statements for the financial year ended March 31, 2025 and is expected to close by the third quarter of calendar year 2025.

NOTE 24    Non-controlling interests
Non-controlling interests represent the participating interests of third parties in the Group's equity and are comprised of the following Group entities:

(EUR thousand)	As of March 31
Non-controlling interests	2025	2024	2023
Global Blue TFS Japan Co Ltd	13,917	7,397	4,555
Global Blue Lebanon SAL	(13)	(14)	107
Global Blue Touristik Hizmetler A.Ş.	907	964	1,302
Bahama’s VAT Refund Ltd	84	76	—
Global Blue Pazarlama Destek ve Teknoloji Hizmetleri A.S	(40)	(16)	6
Global Blue LLC	(55)	—	—
Total Non-controlling interests	14,800	8,407	5,970
Summarized financial information on subsidiaries with material non-controlling interest
Set out below is the summarized financial information for each subsidiary that has a non-controlling interest that is deemed material for the Group.

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.		Global Blue Turistik Hizmetler A.Ş.
	As of March 31
	2025	2024	2025	2024
Current
Assets	78,502	52,936	3,636	4,718
Liabilities	65,624	40,863	3,258	4,135
Total current net assets / (liabilities)	12,878	12,073	378	583
Non- current
Assets	17,046	3,196	1,368	1,089
Liabilities	1,365	11	648	521
Total non-current net assets	15,681	3,185	720	568
Net assets	28,559	15,258	1,098	1,151

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.			Global Blue Turistik Hizmetler A.Ş.
	For the financial year ended March 31
	2025	2024	2023	2025	2024	2023
Revenue	39,171	25,665	10,076	3,993	4,972	5,351
Profit for the year	19,077	12,410	3,249	346	2,463	3,093

(EUR thousand)
	Global Blue TFS Japan Co. Ltd.			Global Blue Turistik Hizmetler A.Ş.
	For the financial year ended March 31
	2025	2024	2023	2025	2024	2023
Net increase / (decrease) in cash and cash equivalents	5,983	4,580	7,954	(104)	(700)	420

NOTE 25    Share-based payment transactions

As part of Global Blue’s Management Incentive Plan (“MIP”) the Board issued a series of equity grants in the form of Global Blue share options (SOP) and Global Blue restricted stock awards (RSA).
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
•the number of options granted is reduced by 29.2%;
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
SOP 2025 Modification
On February 16, 2025, the NCC approved the modification of certain terms of the SOP, according to which, in case of change of control, the following conditions apply:
•All unvested SOPs accelerate and automatically vest at the date of the change of control,
•The Company may elect at its sole discretion that the award holder receives a cash payment in lieu of shares in respect of exercise of options,
•The cash settlement amount shall be an amount equal to the product obtained by multiplying the number of shares issuable upon exercise of the award holder’s option by the difference between the price per share implied by the change of control transaction, less the applicable exercise price.
Following the modification of the terms and the transaction with Shift4 mentioned in Note 23, the Group assessed the likelihood of an event resulting in a change of control as probable, and therefore concluded that the classification of SOP plans has changed from equity-settled to cash-settled share-based payment transaction. The Group measured the modification date fair value of the awards based on the elapsed portion of the relevant vesting periods, resulting in EUR2.6 million, that was reclassified from equity reserves to liabilities as of modification date.
The model inputs were:
•Modification date - CEO: February 16, 2025,
•Modification date - Other award holders: February 19, 2025,
•Price per share implied by the Shift4 transaction mentioned in Note 23: USD7.5.
The Group reassessed the fair value of the SOP as of March 31, 2025 resulting in EUR2.5 million, with the change in fair value amounting to EUR0.1 million recognized as a gain in income statements.
Reconciliation of the outstanding SOPs
The following table shows the SOPs granted and outstanding at the beginning and end of the reporting periods:

	For the financial year ended March 31
	2025		2024		2023
	Average exercise price per share option (USD)	Number of options (thousands)	Average exercise price per share option (USD)	Number of options (thousands)	Average exercise price per share option (USD)	Number of options (thousands)
As of April 1	8.00	6,244	11.42	7,952	11.42	7,980
Replaced during the period	—	—	10.20	(1,680)	—	—
Forfeited during the period	7.99	(105)	10.90	(28)	11.50	(28)
As of March 31	8.00	6,139	8.00	6,244	11.42	7,952
Vested and exercisable as of March 31	8.00	4,736	8.00	4,657	11.42	4,072
No options expired during any of the periods presented above.
Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Share options outstanding (thousands)			For the financial year ended March 31
Plan	Expiry date*	Exercise price - range (USD)	2025	2024	2023
SOP 2019	June 25, 2027	10.59	38	38	461
SOP 2019 MOD	June 25, 2028	7.50	284	293	—
SOP 2020	November 12, 2026	8.50 - 14.50	329	329	4,741
SOP 2020 MOD CEO	November 12, 2026	6.42 - 12.42	—	—	2,750
SOP 2020 MOD	November 12, 2028	6.00 - 10.50	5,488	5,584	—
Total			6,139	6,244	7,952
Weighted average remaining contractual life of options outstanding at the end of the period			4.97	4.76	3.15
* In the event of a change of control, all SOPs will lapse at the date of change of control.

Equity settled restricted stock awards - RSA
Under these plans, participants are granted Company’s ordinary shares if they remain in the employment of the Group (the service condition), and certain market and non-market conditions are met:
•market performance conditions: increase of the absolute total shareholder return and benchmarking the total shareholder return to the MSCI ASWI All Country index
•non-market performance condition: measured by adjusted net income compound annual growth rate (CAGR).
The shares are issued at the grant date and held as treasury shares until the vesting.

RSA 2024
On August 27, 2024, under the MIP, the Board approved the grant of 680,000 RSAs to the ExCom (“RSA 2024 ExCom”), 578,250 RSAs to other employees (“RSA 2024 Others”) and 300,255 RSAs to the CEO (“RSA 2024 CEO”).
Under these grants, participants are granted Company’s ordinary shares if they remain in the employment of the Group, and certain market and non-market conditions are met:
•market performance conditions: increase of the absolute total shareholder return and benchmarking the total shareholder return to the MSCI ASWI All Country index,
•non-market performance condition: measured by adjusted net income compound annual growth rate (CAGR).
The shares are issued at the grant date and held as treasury shares until the vesting.
The plans were initially accounted for as equity-settled in accordance with IFRS 2. The estimated fair values were calculated based on the share price as at grant date, adjusted using the probability of achievement of the market-based performance conditions. The estimated fair value was based on the assumption that the service condition and non-market performance condition will be fully met. The model inputs were the share price at grant date and the risk free interest rate as stipulated in the table below. No dividend payments were considered in the fair values.

	RSA 2024 OTHERS				RSA 2024 CEO		RSA 2024 EXCOM
Grant date	5/9/2024	5/9/2024	5/9/2024	5/9/2024	27/8/2024	27/8/2024	5/9/2024	5/9/2024
Vesting date	29/8/2025	29/8/2026	29/8/2027	29/8/2028	29/8/2025	29/8/2026	29/8/2025	29/8/2026
% to be vested	25	25	25	25	50	50	50	50
Share price at grant date (USD)	4.58	4.58	4.58	4.58	4.72	4.72	4.58	4.58
Expected volatility	40%	49%	60%	69%	40%	49%	40%	49%
Risk free interest rate	4.16%	3.61%	3.41%	3.35%	4.16%	3.61%	4.16%	3.61%
Fair value per share (USD)	3.64	3.54	3.46	3.36	3.74	3.65	3.64	3.54
RSA 2025 modification
On February 16, 2025, the NCC approved the modification of certain terms of the RSA plans, according to which, in case of change of control, the following conditions apply:
•All performance conditions due to vest from August 2025 will be deemed met at the date of the change of control,
•The Company may elect at its sole discretion that the award holder receives a cash payment in lieu of shares when the RSAs will vest,
•The cash settlement shall be a sum equal to the amount of the applicable number of shares multiplied by the price per share implied by the change of control transaction.
In addition, for the CEO and certain ExCom members, all RSA will vest at the date of the change of control.
Following the modification of the terms, the Group assessed the likelihood of an event resulting in a change of control as probable, and therefore concluded that the classification of RSA plans has changed from equity-settled to cash-settled share-based payment transaction. The Group measured the modification date fair value of the awards based on the elapsed portion of the relevant vesting periods, resulting in EUR9.5 million, that was reclassified from equity reserves to liabilities as of modification date.

The key model inputs were:
•Modification date - CEO: February 16, 2025,
•Modification date - Other award holders: February 19, 2025,
•Price per share implied by the Shift4 transaction mentioned in Note 23: USD7.5.
The Group reassessed the fair value of the RSA plans as of March 31, 2025 resulting in EUR10.2 million, with the change in fair value amounting to EUR0.6 million recognized as an expense in the income statements.
Reconciliation of the outstanding RSA shares
The following table shows the RSAs granted and outstanding at the beginning and end of each reporting period:

Number of shares (thousands)	For the financial year ended March 31
	2025	2024	2023
As of April 1	1,951	2,006	1,675
Granted during the year	1,560	1,064	962
Vested during the year	(628)	(970)	(539)
Forfeited during the year	(341)	(149)	(92)
As of March 31	2,542	1,951	2,006
Weighted average fair value (USD)	3.77	4.26	5.18
ZigZag Management Incentive Plan (“ZigZag MIP”)
On March 5, 2021, the Board of Directors of ZigZag Global approved the ZigZag MIP according to which 4.8m share options with an exercise price of GBP1.0 were granted to employees. In the month of June 2024, the Board approved and implemented the modification of the following terms of the ZigZag MIP:
•vesting condition: service condition only, the employee remains in the employment of ZigZag;
•type of settlement: cash by an amount calculated in accordance with the formula included in the terms of the plan;
•expiration date: May 31, 2028.
The Group assessed the transaction to be a cash-settled share-based payment arrangement in accordance with IFRS 2. The fair value of the plan is calculated based on the estimated share price at each vesting date, which is derived from the estimated equity value of ZigZag, calculated as a multiple of forecasted revenue minus net debt. The model inputs were ZigZag’s 5-year business plan, and the following:
•Grant date: December 21, 2021;
•Discount rate: 11.9%.
The resulting fair values of the various vesting tranches as of March 31, 2025 are presented in the table below:

	Vesting 1	Vesting 2	Vesting 3	Vesting 4	Vesting 5	Vesting 6
Grant date	21/12/2021	21/12/2021	21/12/2021	21/12/2021	21/12/2021	21/12/2021
Vesting date	19/3/2022	19/3/2023	19/3/2024	19/3/2025	19/3/2026	19/3/2027
Number of vesting shares	1,108,613	1,121,326	514,189	979,439	1,031,751	30,000
Discount Rate	11.9%	11.9%	11.9%	11.9%	11.9%	11.9%
Fair Value per Share (GBP)	1.91	1.91	1.91	1.91	1.91	1.91

No dividend payments were considered in the fair value.
The Group recorded EUR3.6 million (nil as of March 31, 2024) of expenses related to the above-mentioned plan, with a corresponding recognition of the non-current liability.

NOTE 26    Loans and borrowings

(EUR thousand)	As of March 31
Interest-bearing loans and borrowings from credit institutions	2025	2024
Long-term financing - Term loan facility	610,000	610,000
Capitalized financing fees - Term loan facility	(23,600)	(23,849)
Gain on terms modification - Term loan facility	(55,936)	—
Other bank loans	2,275	2,716
Total	532,740	588,867
Current portion	759	889
Non-current portion	531,981	587,978
Total	532,740	588,867

As of March 31, 2025 the fair value of the Term Loan facility amounts to EUR545.7 million, calculated by considering the principal amount, less financing costs, gains on modifications and original issue discount.
The fair value of other bank loans is not materially different to their carrying amounts, since their interest payable approximates the current market rates.
In November 2023, the Group entered into a Senior Facilities Agreement ("SFA"), with a maturity date of December 5, 2030, which comprises of a term loan of EUR610.0 million (the “Term Loan” or “Term Loan Facility”), fully drawn in December 2023, and a revolving credit facility of EUR97.5 million (the “Revolving Credit Facility” or “RCF”). The SFA is accompanied by a financial covenant that is based on a predetermined net leverage level and is being tested quarterly. The Group is required to have a Net Leverage Ratio, defined as the ratio of the outstanding indebtedness to the Group consolidated EBITDA for the twelve months ending each quarter end lower than 8x, provided that the outstanding revolving credit facility loan less the Group aggregate cash is greater than 40% of EUR97.5 million.
On June 6, 2024 the Group successfully completed the repricing of its 7-year term loan facility, by reducing the interest rate margin applicable to the Group by 100 basis points, while on December 6, 2024 the Group completed a second repricing of the term loan facility, by further reducing the interest rate margin, as detailed below:

Net Leverage Ratio	Original Term	New Term
> 3.30x	5.00%
≤ 3.30x > 2.80x	4.75%
≤ 2.80x	4.50%
> 2.00x		3.25%
≤ 2.00x		3.00%

All the other terms and conditions remained unchanged in both debt modifications.
During the financial year ended March 31, 2025 and as a result of the term loan modifications, the carrying value of the Term Loan was reduced by EUR55.9 million, with a corresponding gain recognized in the income statements. In addition, and in relation to the terms modifications, the Group incurred EUR3.1 million of transaction costs recorded in the statements of financial position as debt costs, out of which EUR0.8 million are considered incremental and directly attributable costs incurred to modify the term loan and depreciated over the life of the loan.
Security
First-ranking security has been provided in favor of the lenders under the SFA. This security includes pledges on the assets of material subsidiaries of the Group at the time of the conclusion of the transaction to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.

(EUR thousand)	As of March 31
Security	2025	2024
Pledge of shares in consolidated companies	19,006	29,243
Pledge of receivables	—	36,775
Pledge of cash and cash equivalents	1,984	2,471
Other bank loans
With the acquisition of ShipUp that took place during the financial year ended March 31, 2023 the Group acquired a number of bank loans whose total outstanding balance was EUR2.3 million as of March 31, 2025 (EUR2.7 million as of March 31, 2024), of which EUR0.8 million of a short-term nature (EUR0.9 million as of March 31, 2024).
Bank overdrafts
Local credit facilities are available in certain jurisdictions and the facilities as of March 31, 2025 are limited to EUR3.5 million (EUR3.5 million as of March 31, 2024). None of these local overdraft facilities were drawn as of March 31, 2025 and as of March 31, 2024.

NOTE 27    Other non-current financial liabilities

(EUR thousand)		As of March 31
Other non-current financial liabilities	Note	2025	2024
Put options related to acquisitions		2,103	1,830
Liabilities related to share-based payment transactions	25	6,088	188
Lease liabilities non-current	14	23,424	14,774
Other liabilities	17	2,751	2,512
Total		34,366	19,304
The other non-current liabilities relate to a pension liability plan in Sweden and the corresponding revaluation; for further details please refer to Note 17.

Put options related to acquisitions

(EUR thousand)		For the financial year ended March 31
Put options related to acquisitions	Note	2025	2024
Opening balance as of April 1		3,309	4,390
Changes in fair value recognized in income statement		(857)	1,210
Exercise of options	31	—	(2,422)
Exchange differences		90	131
Closing balance as of March 31		2,542	3,309
Non-current portion		2,103	1,830
Current portion	31	439	1,479
As of March 31, 2025 the put options comprise of EUR0.4 million (EUR1.5 million as of March 31, 2024) and EUR2.1 million (EUR1.8 million as of March 31, 2024) related to the acquisitions of ZigZag and Yocuda respectively.
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

NOTE 28    Deferred income tax assets and liabilities

(EUR thousand)	For the financial year ended March 31
Movements of net deferred tax assets	2025	2024
Opening balance as of April 1	27,845	27,147
Deferred income tax expense	(706)	(287)
Aggregate income tax effect under OCI	326	350
Exchange differences	(320)	(1,819)
Other movements	65	2,454
Closing balance as of March 31	27,210	27,845
The amounts of deferred income tax recognized in the consolidated statements of financial position comprise of the following deferred tax assets / (liabilities):

(EUR thousand)	As of March 31
	2025		2024
Deferred tax balances	Assets	Liabilities	Assets	Liabilities
Balances with movements recognized in income statement
Trade receivables	32	(42)	15	(490)
Property, plant and equipment	109	(970)	118	(723)
Intangible assets	240	(3,168)	256	(4,001)
Current liabilities	17,115	(638)	6,395	(295)
Non current liabilities	1,628	—	1,162	(337)
Loans and borrowings	—	(15,205)	—	—

Other items	86	—	1,124	(515)
Deferred tax on tax credits	3,953	—	3,991	—
Tax value of loss carry-forwards recognized	24,454	—	21,311	—
Balances with movements recognized in other comprehensive income
Retirement benefit obligations	—	(384)	—	(168)
Offsetting	(10,968)	10,968	(1,284)	1,286
Total	36,649	(9,439)	33,088	(5,243)

(EUR thousand)	As of March 31
Deferred tax recoverability	2025	2024
Deferred tax assets recovered within 12 months	10,089	3,640
Deferred tax assets recovered in more than 12 months	26,560	29,448
Total deferred tax assets	36,649	33,088
Deferred tax liabilities payable within 12 months	(1,836)	(1,938)
Deferred tax liabilities payable in more than 12 months	(7,603)	(3,305)
Total deferred tax liabilities	(9,439)	(5,243)
As of March 31, 2025, deferred tax assets related to tax losses carried-forward amount to EUR24.5 million (EUR21.3 million as of March 31, 2024), out of which EUR15.2 million (EUR20.1 million as of March 31, 2024) are associated with key markets for the Group, contributing to revenue and profit generation. The Group, based on the latest 3-year forecast, assessed that these entities are expected to generate sufficient taxable profits against which the incurred losses can be offset; therefore, the Group has concluded that the deferred tax assets will be recoverable. The losses can be carried forward indefinitely with the exception of Switzerland and Japan, where the losses are expected to expire after 7 years and 10 years respectively.
During the financial year ended March 31, 2025, the Group recognized EUR2.3 million of new deferred tax assets related to tax losses. Conversely, the Group recorded a reduction in deferred tax assets due to the utilization of previously recognized tax losses amounting to EUR8.9 million.
Out of the EUR371.0 million total tax losses carried-forward (EUR445.2 million as of March 31, 2024), a deferred tax asset associated with EUR97.4 million of the aforementioned tax losses has been recognized (EUR128.9 million as of March 31, 2024), while for the remaining EUR273.6 million tax losses carried-forward (316,228 as of March 31, 2024) no deferred tax asset has been recognized as it is not probable that future taxable profits, which the Group can utilize the benefits from, will be available. The unused tax losses were mainly incurred in holding entities which are not likely to generate taxable income in the foreseeable future. The vast majority of the tax losses carried forward, for which no deferred tax has been recognized, either expires after five years or have 0 expiration date, as illustrated in the below expiration date schedule:

(EUR thousand)	As of March 31
Deferred tax assets not recognized in respect of the following tax losses:	2025	2024
Expiry within 1 year	51	—
Expiry between 1-2 years	63	320
Expiry between 2-5 years	21,459	3,218
Expiry after 5 years	16,460	84,443
No expiration	235,546	228,248
Total	273,579	316,229

The reduction is mainly connected to the write-off of unused tax losses incurred by an holding entity being in liquidation as of March 31, 2025.
Furthermore, as of March 31, 2025 with respect to interest carry-forwards amounting to EUR320.6 million (EUR287.1 million as of March 31, 2024) mainly related to Germany, the UK and the Netherlands, no deferred tax asset have been recognized. A deferred tax asset on a deductible temporary difference of EUR302.7 million (EUR302.7 million as of March 31, 2024) related to a step up for tax purposes in Switzerland, which expires within four years, has not been recognized.

NOTE 29    Employee benefit obligations
The Group provides its employees defined benefit pension plans (funded) and other post-employment benefits (unfunded). The employee benefits plans are accounted for in accordance with the IAS 19.
Commitments regarding retirement pension and family pension for employees in Switzerland and Lebanon are secured externally through a defined benefit plan and accounted for accordingly. For employees in Austria, Italy, Japan, Korea, Spain and Turkey, the commitment relates to severance benefits, while in Slovakia and France relates to retirement benefits, as governed by local law. For employees in Australia, the commitment relates to a long-service leave plan, as governed by local law. Additionally, for certain employees in Germany, Italy and Slovakia, there are additional obligations arising from non-compete agreements, which are accounted for as severance payments under other post-employment benefits.

(EUR thousand)	As of March 31
	2025	2024
Balance sheet obligations for:
Defined benefit pension plan (funded)	1,184	1,473
Other post-employment benefit (unfunded)	3,445	3,114
Long-service leave	554	588
Total employee benefit obligations	5,183	5,175

Defined benefit pension plan and other post-employment benefits

(EUR thousand)	For the financial year ended March 31
	2025	2024
Present value of funded obligations	(13,007)	(13,471)
Fair value of plan assets	11,823	11,998
Deficit of funded plans	(1,184)	(1,473)
Present value of unfunded obligations	(3,445)	(3,114)
Net benefit liability	(4,629)	(4,587)

The amounts recognized in the consolidated income statement, and statement of comprehensive income for service cost and interest cost are as follows:

(EUR thousand)	For the financial year ended March 31
	2025	2024	2023
Income statement charge for:
Service cost	1,535	1,251	1,607
Interest cost	213	95	74
Total Income statement charge	1,748	1,346	1,681
Other comprehensive income / (loss):
Remeasurement of post-employment benefit obligations	(624)	993	(1,435)
The tables below reconcile the net obligation in respect of the Group’s pension plans and other post-employment benefits with the amounts recognized in the consolidated financial statements.

(EUR thousand)	For the financial year ended March 31
Changes in the present value of defined benefit obligation	2025	2024
Opening balance of defined benefit obligation	16,585	13,405
Current service cost	1,394	1,169
Interest expense	388	296
Contributions by employees	855	449
Gain from change in demographic assumptions	(6)	—
Loss from change in financial assumptions	288	898
Experience gain / (loss)	(340)	644
Past service cost	141	82
Benefits paid	(3,134)	(404)
Exchange differences	281	46
Closing balance of defined benefit obligation	16,452	16,585

(EUR thousand)	For the financial year ended March 31
Changes in the fair value of plan assets	2025	2024
Opening balance of fair value of plan assets	11,998	10,078
Interest income	175	201
Return on plan assets (excluding amounts included in net interest costs)	565	548
Contributions by employer	800	723
Contributions by employees	855	449
Benefits paid	(2,888)	(199)
Settlements	15	—
Exchange differences	303	198
Closing balance of fair value of plan assets	11,823	11,998

(EUR thousand)	For the financial year ended March 31
Amounts recognized in the income statement	2025	2024	2023
Current service cost	1,394	1,169	1,088
Interest cost	213	95	74
Past service cost	141	82	519
Unrealized FX impact	37	152	(93)
Total net periodic cost	1,785	1,498	1,588
The actuarial valuations of the Group’s benefit obligations as of March 31, 2025 and as of March 31, 2024 were computed with the assistance of external actuaries, and were based on the following key financial and demographic assumptions for key applicable entities determined based on the significance of the defined benefit obligation:

(%)
As of March 31, 2025
	Austria	Switzerland	France	Italy	Korea
Discount rate	3.75%	1.30%	3.75%	3.75%	3.50%
Inflation rate	—	1.00%	—	2.00%	—
Future salary increases	3.50%	1.50%	3.00%	—	3.00%

(%)
As of March 31, 2024
	Austria	Switzerland	France	Italy	Korea
Discount rate	3.25%	1.50%	3.50%	3.25%	4.25%
Inflation rate	—	1.25%	—	2.50%	—
Future salary increases	4.00%	1.50%	3.00%	—	3.00%
Assumptions regarding the future mortality experience are set based on actuarial advice in accordance with published statistics and experience in each territory. Mortality assumptions for the Group´s most significant country, Switzerland, are based on the mortality table BVG 2020 GT for future retirees, as of and for the financial years ended March 31, 2025 and 2024.

(Retirement age)
As of March 31, 2025
	Austria	Switzerland	France	Italy	Korea
Retirement age:
- Male	65	65	64	67	60
- Female	60	65	62	67	60

(Retirement age)
As of March 31, 2024
	Austria	Switzerland	France	Italy	Korea
Retirement age:
- Male	62	65	Individual	67	60
- Female	62	64	Individual	67	60

Maturity profile of the post-employment benefit plan	Austria	Switzerland	France	Italy	Korea
Duration in years	8.27	17.94	13.84	8.11	10.42
Expected contributions as of March 31, 2025 in EUR thousands	—	726	—	—	—

Maturity profile of the post-employment benefit plan	Austria	Switzerland	France	Italy	Korea
Duration in years	9.41	16.29	13.85	9.04	10.74
Expected contributions as of March 31, 2024 in EUR thousands	—	802	—	—	—
The table below shows the fair value of plan assets relating to the Group’s defined benefit pension plans, split by asset category:

(EUR thousands)	As of March 31
	2025		2024
Plan assets are comprised as follows:	Value	%	Value	%
Equity instruments	3,950	33.4%	3,965	33.0%
Debt instruments	561	4.7%	—	0.0%
Bonds	3,478	29.4%	3,478	29.0%
Money markets	419	3.5%	374	3.1%
Property	2,929	24.8%	3,270	27.3%
Other assets	—	0.0%	473	3.9%
Alternative investments	486	4.1%	438	3.7%
Total	11,823	100%	11,998	100%
The pension plans in Switzerland and Lebanon are the only funded plans in the Group.

(EUR thousand)	As of March 31
Position of the post-employment benefit plan	2025	2024
Present value of defined benefit obligation	(16,452)	(16,585)
Fair value of plan assets	11,823	11,998
Deficit in the plan	(4,629)	(4,587)
Experience adjustments on defined benefit obligation	340	(644)

The tables below summarize the percentage change in the net defined benefit obligation as of March 31, as a result of standard increases/decreases of each of the assumptions (discount rate, salary growth rate, and actuarial basis (mortality)) on a country-level:

(%)
As of March 31, 2025
Sensitivity analysis	Austria	Switzerland	France	Italy	Korea
Discount rate - decrease by 0.5%	+4.1%	+9.1%	+7.0%	+4.0%	5.2%
Discount rate - increase by 0.5%	(3.9)%	(8.0)%	(6.4)%	(3.8)%	(4.8)%
Salary growth rate - decrease by 0.5%	(3.9)%	(6.0)%	(6.4)%	(3.6)%	(4.8)%
Salary growth rate - increase by 0.5%	+4.1%	+6.0%	+7.0%	+3.9%	5.1%
Actuarial basis (mortality) - decrease by 10.0%	—%	+1.0%	—%	—%	—%
Actuarial basis (mortality) - increase by 10.0%	—%	(1.1)%	—%	—%	—%

(%)
As of March 31, 2024
Sensitivity analysis	Austria	Switzerland	France	Italy	Korea
Discount rate - decrease by 0.5%	+4.7%	+8.6%	+7.0%	+4.5%	+5.4%
Discount rate - increase by 0.5%	(4.4)%	(7.5)%	(6.4)%	(4.2)%	(4.9)%
Salary growth rate - decrease by 0.5%	(4.4)%	(0.5)%	(6.5)%	(4.0)%	(4.9)%
Salary growth rate - increase by 0.5%	+4.6%	+0.5%	+7.0%	+4.3%	+5.3%
Actuarial basis (mortality) - decrease by 10.0%	—%	+1.0%	—%	—%	—%
Actuarial basis (mortality) - increase by 10.0%	—%	(1.1)%	—%	—%	—%
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
•
NOTE 30    Provisions

(EUR thousand)	As of March 31
	2025		2024
Provisions	Current	Non-current	Current	Non-current
Legal claims	173	1,155	—	1,084
Social contributions	3,149	—	2,540	—
Other	—	—	—	91
Total	3,322	1,155	2,540	1,175

Provisions primarily relate to a legal claim and to non-income tax risks in respect of social contributions in two European jurisdictions; the latter are expected to be settled in the next 12 months. Provision charges are recognized within operating expenses and the unwinding of discount within finance costs in the income statement.

(EUR thousand)
Provisions	Legal claims	Social contributions	Other
Opening balance as of April 1, 2024	1,084	2,540	91
Additional provisions	244	609	—
Reversals	—	—	(91)
Closing balance as of March 31, 2025	1,328	3,149	—

NOTE 31    Other current financial liabilities

(EUR thousand)		As of March 31
Other financial liabilities	Note	2025	2024
Lease liabilities - current	14	12,083	8,802
Put options related to acquisitions	27	439	1,479
Liabilities related to share-based payment transactions	25	10,137	—
Warrants liabilities		570	863
Other liabilities		1,590	2,544
Total		24,819	13,689
Warrants
The outstanding public and private warrants as of March 31, 2025 amount to 30,735,950 (30,735,950 as of March 31, 2024) with a fair value of EUR0.6 million (EUR0.9 million as of March 31, 2024). There were no warrants exercised during the financial years ended March 31, 2025 and March 31, 2024.
The Group has employed a Black-Scholes pricing model to estimate the fair value of the private warrants issued on August 28, 2020, notably the fair value of the call option inherent in the private warrants, using as key inputs the Group’s share price, risk-free rate, implied public warrant volatility, the warrants’ maturity, and the public warrants’ market price.

(EUR thousand)	For the financial year ended March 31
Warrants liabilities	2025	2024
Opening balance as of April 1	863	11,449
Change in fair value of warrants	(293)	(10,586)
Closing balance as of March 31	570	863

Please refer to Note 23 for further details.

NOTE 32    Trade payables

(EUR thousand)	As of March 31
Trade payables	2025	2024
Merchants	157,038	128,106
Tourists	98,192	121,124
Agents	9,070	5,336
Other TFS payables	18,304	16,836
Other trade payables	12,742	10,596
Total	295,346	281,998
Trade payables include merchant commissions, refunds to tourists, and acquiring fees to agents; other TFS payables mainly comprise of EUR15.2 million VAT refunds pending to be settled, while other trade payables mainly comprise of items such as rent and maintenance.
Due to the current nature of the payables, the carrying amount is a reasonable approximation of the fair value of the trade payables.

NOTE 33    Other liabilities

(EUR thousand)	As of March 31
Other current liabilities	2025	2024
Payment solutions payables	16,797	11,647
VAT payables, withholding tax and capital tax	13,627	11,065
Personnel related liabilities	5,387	5,220
Other current liabilities	7,438	5,801
Total	43,249	33,733
As of March 31, 2025 payment solution payables increased by EUR5.2 million following higher levels of activity close to year-end sourcing from the DCC business.

NOTE 34    Accrued liabilities

(EUR thousand)	As of March 31
Accrued liabilities	2025	2024
Salaries and related items	33,463	29,579
Interest on external loans	5,030	3,477
Auditors, lawyers and consultants	5,138	4,238
Rent	471	1,924
IT Contracts	2,879	3,353
Other	4,198	6,143
Total	51,179	48,714
As of March 31, 2025 the main driver of the increase in the accrued salaries and related items balance is the increase of the number of employees compared to March 31, 2024.

As of March 31, 2025 other accrued liabilities, which primarily comprise of accruals for customer contracts and various accounts payable invoices not-yet-received, decreased by EUR1.9 million primarily due to stamp duty and transaction costs related to the capital increase arising from the Tencent investment accrued as of March 31, 2024 and paid during the financial year ended March 31, 2025; for further details please refer to Note 22.

NOTE 35    Other non-cash items

(EUR thousand)	For the financial year ended March 31
Other non-cash items	2025	2024	2023
Change in provisions	907	1,040	394
Change in the fair value of retirement benefit obligation	(135)	738	57
Changes in share-based payment transactions	8,102	3,957	9,671
Put options from business combinations	(861)	1,342	(11,030)
Impairment of financial assets	—	—	2,469
Impairment of tangible and intangible assets	5	1,265	247
Capital loss / (gain) of tangible and intangible assets	(33)	645	925
Change in fair value of warrant liability	(294)	(10,585)	(602)
Acquisition of PPE under construction	—	—	212
Other	745	(210)	130
Total	8,436	(1,808)	2,473

NOTE 36    Cash flows from changes in working capital

(EUR thousand)	For the financial year ended March 31
	2025	2024	2023
Trade receivables	(681)	(62,704)	(92,896)
Other receivables	(19,592)	(14,875)	(5,841)
Prepaid expenses	(2,396)	(2,220)	185
Changes in operating receivables	(22,669)	(79,799)	(98,552)
Trade payables	11,140	65,577	44,883
Other liabilities	10,760	9,516	5,277
Accrued liabilities	1,955	1,349	10,302
Changes in operating payables	23,855	76,442	60,462
Cash flows from / (used in) working capital	1,186	(3,357)	(38,090)

NOTE 37    List of Global Blue entities

The consolidated financial statements represent the financial statements of Global Blue Group Holding AG based in Brüttisellen, Switzerland, and its subsidiaries as of March 31, 2025. The following table includes the Group’s material subsidiaries, the ownership interests held by the Group and the country of incorporation which is also the principal place of business of each entity.

Legal Name	Country of incorporation	Ownership interest March 31, 2025	Ownership interest March 31, 2024
Global Blue Payments (Australia) Pty Limited	Australia	100%	100%
Global Blue Austria GmbH	Austria	100%	100%
Global Blue Service Company Austria GmbH	Austria	100%	100%
Global Blue France	France	100%	100%
Global Blue Holding	France	100%	100%
ShipUp SAS	France	100%	100%
Global Blue Deutschland GmbH	Germany	100%	100%
Global Blue New Holdings Germany GmbH	Germany	100%	100%
Global Blue Hellas SA	Greece	100%	100%
Global Blue Italia SrL	Italy	100%	100%
Global Blue Service Company Italia SrL	Italy	100%	100%
Global Blue Currency Choice Italia Srl	Italy	100%	100%
Global Blue TFS Japan Co Ltd	Japan	51%	51%
Global Blue Korea Co., Ltd.	Korea	100%	100%
Global Blue Malaysia Sdn. Bhd	Malaysia	100%	100%
Global Blue Holland BV	Netherlands	100%	100%
Global Blue Acquisition BV	Netherlands	100%	100%
Global Blue Norge AS	Norway	100%	100%
Global Blue Polska Sp Zoo	Poland	100%	100%
Global Refund Portugal Lda	Portugal	100%	100%
GBFTSP - Finance And Technology Services Portugal, Unipessoal LDA	Portugal	100%	100%
Global Blue Singapore Pte. Ltd.	Singapore	100%	100%
Global Blue Service Company Singapore Pte. Ltd.	Singapore	100%	100%
Global Blue Currency Choice Singapore Pte. Ltd.	Singapore	100%	100%
Global Blue Slovakia sro	Slovakia	100%	100%
Global Blue Espana SA	Spain	100%	100%
Global Blue Service AB	Sweden	100%	100%
Global Blue Currency Choice Service Europe AB	Sweden	100%	100%
Global Blue Schweiz AG	Switzerland	100%	100%
Global Blue SA	Switzerland	100%	100%
Global Blue Turkey	Turkey	60%	60%
Global Blue Service Company UK Ltd	United Kingdom	100%	100%
ZigZag Global Limited	United Kingdom	100%	100%
Global Blue Argentina SA (Sucursal Uruguay)	Uruguay	100%	100%

NOTE 38    Related party transactions

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

(EUR thousand)	For the financial year ended March 31
Remuneration to key management personnel	2025	2024	2023
Short-term employee benefits	7,987	8,884	5,592
Post-employment benefits	730	712	608
Share-based payment transactions	3,696	4,105	4,380
Total	12,413	13,701	10,580
Purchase of services from related parties
The directors’ fee relates to remuneration of the Non-Executive Directors for Global Blue Group Holding AG.

(EUR thousand)	For the financial year ended March 31
Purchases of services from related parties	2025	2024	2023
Directors' fee	172	346	245
Total	172	346	245

(EUR thousand)	As of March 31
Liabilities to related parties	2025	2024
Liabilities to key management personnel:
Post-employment benefits liability	432	390
Share-based payment transactions	8,391	—
Warrants liabilities	10	15
Liabilities to shareholders:
Warrants liabilities	172	267
Total liabilities to related parties	9,005	672
Liabilities to key management personnel include the liability related to cash-settled share-based payments granted to the ExCom members. For further details, see Note 25.
Bonus Entitlements of the Executive Management
Transaction Bonus Agreements
In connection with the Transaction Agreement, Global Blue Holding LP and SL Globetrotter LP (“Specified Shareholders”) entered into transaction bonus agreements (each, a “Transaction Bonus Agreement”) with the CEO, Excom members and key employees, in recognition of their extraordinary efforts in connection with the transaction and to incentivize them to continuously assist the Company through the successful consummation of the Transactions. Pursuant to the Transaction Bonus Agreements, each eligible recipient is entitled to receive a transaction bonus equal to a cash lump sum amount (“Transaction Bonus”), less applicable employee taxes and withholding taxes. The Transaction Bonus will be earned on the earlier to occur of (i) the consummation of the Merger (“Merger Closing”) and (ii) the date that is 10 weeks after the Acceptance Time (as defined in the Transaction Agreement), in each case, subject to the applicable employee’s continued employment through such date without (i) giving a notice of resignation prior to the closing of transaction or (ii) receiving notice of the termination of his or her employment for cause prior to the Acceptance Time. The aggregate amount of the Transaction Bonuses to be paid pursuant to the Transaction Bonus Agreements amounts to EUR10.0 million.
In addition to the Transaction Bonus, pursuant to the Transaction Bonus Agreements, if the Merger Closing does not occur within one year from the closing of transaction (“Retention Bonus Expiration Time”), the Retention Bonus (as defined below) for each eligible recipient thereof will expire and be cancelled, and to the extent that such eligible recipient was otherwise entitled to the Retention Bonus as a result of satisfying all applicable conditions under the Retention Bonus Agreement (as defined and described below) through the Retention Bonus Expiration Time, such Retention Bonus will be replaced with a transaction bonus amount equal to the amount of such expired Retention Bonus.
Retention Bonus Agreements
In connection with entering into the Transaction Agreement, Shift4 entered into retention bonus agreements (each, a “Retention Bonus Agreement”) with the CEO and Excom members to incentivize them to remain employed by and continuously assist the Company through the successful consummation of the Transactions and for a period of time thereafter. Pursuant to the Retention Bonus Agreements, each eligible recipient will be entitled to receive a cash lump sum amount (“Retention Bonus”), less applicable taxes and withholding taxes, one year after the closing of transaction (“Retention Period”), subject to (i) the Merger Closing and (ii) continuous employment through the end of the Retention Period. If an eligible recipient provides notice of his or her voluntary resignation of employment prior to the end of the Retention Period, he or she will be considered continuously employed through the last day of such notice period for purposes of the Retention Bonus Agreement. To the extent an eligible recipient (i) provides notice of his or her voluntary resignation of employment and such notice period expires prior to the end of the Retention Period or (ii) receives notice of termination of his or her employment for cause during the Retention Period, such eligible recipient will forfeit any right to the Retention Bonus. Subject to, and effective upon, the Merger Closing, Shift4 will cause the Company or the affiliate thereof that employs the applicable Retention Bonus recipient to amend such individual’s employment contract to incorporate his or her Retention Bonus entitlement. The aggregate amount of the Retention Bonuses to be paid pursuant to the Retention Bonus Agreements amounts to EUR10.0 million.

NOTE 39    Events after the reporting period
No events occurred after the reporting period, which required disclosure.

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

Date: June 4, 2025

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

Date: June 4, 2025

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

1.This Annual Report on Form 20-F of the Company for the period ended March 31, 2025 (the “report”), fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 4, 2025

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

1.This Annual Report on Form 20-F of the Company for the period ended March 31, 2025 (the “report”), fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

2.The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 4, 2025

By:
/s/ Roxane Dufour
Roxane Dufour
Chief Financial Officer
(Principal Financial Officer)

Exhibit 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-267850, No. 333-274233, No. 333-280087, and No. 333-282068) and Form S-8 (No. 333-260108) of Global Blue Group Holding AG of our report dated June 4, 2025, relating to the consolidated financial statements, which appears in this Form 20-F.

/s/ PricewaterhouseCoopers SA

Geneva, Switzerland
June 4, 2025